Form 20-F
period 2011-03-31
Le Gaga Holdings Ltd
filed 2011-07-15
CIK 1499506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-34923

LE GAGA HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)

Unit 1105, The Metropolis Tower
10 Metropolis Drive
Hung Hom, Kowloon
Hong Kong
(Address of Principal Executive Offices)
Auke Cnossen, Chief Financial Officer
Unit 1105, The Metropolis Tower
10 Metropolis Drive
Hung Hom, Kowloon
Hong Kong
Tel: +852-3162-8585
Fax: +852-3167-7227
E-mail: ir@legaga.com.hk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.01 per share*	The NASDAQ Stock Market LLC
American Depositary Shares, each representing 50 ordinary shares	(The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 50 ordinary shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
2,293,591,000 ordinary shares, par value $0.01 per share, as of March 31, 2011.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐
* If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Introduction
Unless the context otherwise requires, in this annual report on Form 20-F:
•	“We,” “us,” “our company,” and “our” refer to Le Gaga Holdings Limited, any entity carrying on Le Gaga’s current business prior to the restructuring transactions through which Le Gaga became our listing vehicle, and their respective subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;
•	“ADSs” refers to American Depositary Shares, each representing 50 of our ordinary shares;
•	“Renminbi” or “RMB” refers to the legal currency of China; and
•	“$” or “U.S. dollars” refers to the legal currency of the United States.
Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2009, 2010 and 2011.
We and certain selling shareholders of our company completed the initial public offering of 10,871,599 ADSs on November 3, 2010. On October 29, 2010, we listed our ADSs on the NASDAQ Global Select Market under the symbol “GAGA.”
Forward-Looking Statements
This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements about:
•	our anticipated growth strategies, including enhancing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, and expanding our research and development capability;
•	our future business development, results of operations and financial condition;
•	weather conditions that affect the production, transportation, storage and export of fresh produce;
•	trends and competition in the fresh vegetable market;
•	future changes in laws or regulations affecting our business; and
•	changes in general economic and business conditions in China.
You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — D. Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, and we cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to materially differ from results contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.
Part I

Item 1.	Identity of Directors, Senior Management and Advisers
Not Applicable.

Item 2.	Offer Statistics and Expected Timetable
Not Applicable.

Item 3.	Key Information
A. Selected Financial Data
The following selected consolidated income statement data for the years ended March 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of March 31, 2008 and the selected consolidated income statement data for the year ended March 31, 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report. The historical results do not necessarily indicate results expected for any future periods.
Financial information for the year ended March 31, 2007 are not included as such information is not available on a basis that is consistent with the consolidated financial information for the years ended March 31, 2008, 2009, 2010 and 2011 and cannot be provided on an IFRS basis without unreasonable effort or expense.

	Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Consolidated Income Statement Data:
Revenue	153,559	198,995	280,512	406,772	62,119
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(357,211)	(54,550)
Changes in fair value less costs to sell related to:
Crops harvested during the year	52,689	80,795	119,009	186,183	28,432
Growing crops on the farmland at the year end	17,558	16,548	33,734	55,713	8,508

Total changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	241,896	36,940

Operating expenses	(53,704)	(61,983)	(83,278)	(156,219)	(23,857)
Results from operating activities	40,874	60,067	111,700	135,238	20,652
Profit for the year	38,445	60,413	110,202	133,375	20,368

Earnings per ordinary/preferred share (in cents)(1)
Basic	2.85	3.61	6.52	6.68	1.02

Diluted	2.85	3.57	6.43	6.46	0.99

Earnings per ADS (in cents)
Basic	142.50	180.50	326.00	334.0	51.01

Diluted	142.50	178.50	321.50	323.0	49.33

Other Financial Data:
Adjusted cost of inventories sold(2)	(63,602)	(75,661)	(102,565)	(138,863)	(21,206)
Adjusted profit for the year(3)	38,986	64,837	98,944	151,828	23,186
Adjusted EBITDA(4)	52,849	89,042	135,603	201,200	30,726

	Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheet Data:
Cash	85,360	107,939	139,207	598,722	91,432
Total non-current assets	167,594	285,232	414,525	664,993	101,552
Total current assets	248,027	155,392	223,929	739,992	113,005
Total assets	415,621	440,624	638,454	1,404,985	214,557
Total non-current liabilities	—	1,000	35,700	78,835	12,039
Total current liabilities	49,550	14,958	22,710	46,403	7,086
Total liabilities	49,550	15,958	58,410	125,238	19,125
Total equity	366,071	424,666	580,044	1,279,747	195,432

	As of March 31,
	2008	2009	2010	2011
Selected Operating Data:
Total arable land area(5)	17,103 mu (1,140 hectares)	16,525 mu (1,102 hectares)	18,850 (1,257 hectares)	20,402 (1,360 hectares)

Total greenhouse land area	2,668 mu (178 hectares)	3,117 mu (208 hectares)	4,420 mu (295 hectares)	6,779 mu (452 hectares)

Greenhouse land area as a percentage of total arable land area	15.6%	18.9%	23.4%	33.2%

Year Ended March 31,
	2008	2009	2010	2011
Total production output	57,085 tonnes	69,240 tonnes	98,076 tonnes	123,294 tonnes

Production yield(6)(7)	3.6 tonnes per mu	3.9 tonnes per mu	5.4 tonnes per mu	6.4 tonnes per mu

Revenue-per-mu(6)(8)	RMB9,611	RMB11,167	RMB15,497	RMB21,226 $(3,241)

(1)	On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering. Prior to this conversion, holders of our ordinary and preferred shares had equal rights to receive dividends from our earnings. The automatic conversion did not result in retrospective adjustments to the previously reported amounts of basic and diluted earnings per share for the fiscal years ended March 31, 2008, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share includes both ordinary and preferred shares.

(2)	Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statement the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Set forth below is a reconciliation of adjusted cost of inventories sold to the most directly comparable IFRS measure, cost of inventories sold.

	Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	$
	(In thousands)
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(357,211)	(54,550)
Less: biological assets fair value adjustment	65,626	98,627	135,712	218,348	33,344

Adjusted cost of inventories sold	(63,602)	(75,661)	(102,565)	(138,863)	(21,206)

(3)	Adjusted profit for the year is defined as profit for the year before the net impact of biological assets fair value adjustment (defined as “adjusted profit for the year” in our prospectus dated October 28, 2010) and further adjusted to exclude the effects of non-cash share-based compensation and offering expenses charged to the income statement. In view of the significance of non-cash share-based compensation and the one-time nature of the offering expenses in the fiscal year ended March 31, 2011, we have changed the calculation of adjusted profit for the year and the presentation for the prior years to conform to the current year presentation. As discussed in note (2) above, IAS 41 requires us to recognize in our income statement the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period, and to recognize cost of inventories sold at the deemed cost based on their fair value (less costs to sell) at the point of harvest. We believe that separate analysis of the net impact of these fair value adjustments, non-cash share-based compensation and offering expenses charged to the income statement adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. Set forth below is a reconciliation of adjusted profit for the year to the most directly comparable IFRS measure, profit for the year.

	Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit for the year	38,445	60,413	110,202	133,375	20,368
Add:
Non-cash share-based compensation	5,162	3,140	5,773	21,678	3,310
Initial public offering expenses	—	—	—	20,323	3,104

Less:
Net impact of biological assets fair value adjustment	(4,621)	1,284	(17,031)	(23,548)	(3,596)

Adjusted profit for the year	38,986	64,837	98,944	151,828	23,186

(4)	Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment (defined as “adjusted EBITBA” in our prospectus dated October 28, 2010) and further adjusted to exclude the offering expenses charged to the income statement. In view of the significance of the one-time nature of the offering expenses in the fiscal year ended March 31, 2011, we have changed the calculation of adjusted EBITDA for the year and the presentation for the prior years to conform to the current year presentation. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that separate analysis and exclusion of the impact of biological assets fair value adjustment under IAS 41, non-cash share-based compensation and offering expenses charged to the income statement adds clarity to the constituent parts of our performance and provides additional useful information for investors to assess the operating performance of our business.

We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of non-cash expenses and the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders.

Set forth below is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, profit for the year.

	Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit for the year	38,445	60,413	110,202	133,375	20,368
Add:
Amortization of lease prepayments	33	87	104	103	16
Depreciation	11,401	24,464	35,057	47,406	7,239
Finance costs	43	—	709	4,643	709
Income tax expense	2,635	200	890	101	15
Non-cash share-based compensation	5,162	3,140	5,773	21,678	3,310
Biological assets fair value adjustment included in cost of inventories sold	65,626	98,627	135,712	218,348	33,344
Initial public offering expenses	—	—	—	20,323	3,104

Less:
Finance income:	249	546	101	2,881	439
Changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	241,896	36,940

Adjusted EBITDA	52,849	89,042	135,603	201,200	30,726

(5)	Total arable land area includes land leased and either in operation or under construction by us, and excludes land that we used on a temporary basis.

(6)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we use on a temporary basis to generate the production output and revenue.

(7)	Production yield is calculated by dividing total production output by average arable land within each reporting period.

(8)	Revenue-per-mu is calculated by dividing revenue by average arable land within each reporting period.
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.5483 to US$1.00, the noon buying rate in effect as of March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 8, 2011, the noon buying rate was RMB6.4645 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
	(RMB per US$1.00)
	Period	Average
Period	End	(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June	6.4635	6.4746	6.4836	6.4628
July (through July 8, 2011)	6.4645	6.4655	6.4670	6.4645

(1)	Annual averages are calculated using the average of month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Business
We primarily rely on arrangements with farmer households, local villagers’ committees or local governments to lease farmland or forestland. If we were unable to continue these arrangements or enter into other new arrangements on commercially reasonable terms, or at all, our growth would be slowed down or inhibited.
As of March 31, 2011, we had farmland and forestland with an aggregate area of 20,402 mu (1,360 hectares) that were leased and either in operation or under construction by us. Because we are legally prohibited from owning farmland or forestland, we typically lease the farmland or forestland from farmer households, the local villagers’ committees or the local governments who act on the behalf of farmer households. Most of our leases have terms of 10 to 20 years. If relevant governmental land policy changes so that we are no longer able to continue to lease the farmland or forestland, a significant number of farmer households, local villagers’ committees or local governments refuse to lease the farmland or forestland to us upon the expiration of their current leases on commercially reasonable terms, or at all, or we are unable to find new farmer households, local villagers’ committees or local governments that are willing to lease their farmland or forestland to us on commercially reasonable terms, or at all, our growth rate would be materially and adversely affected. Any of these disruptions could materially and adversely affect our production and revenue. Such disruptions could also damage customer relationships and loyalty if we cannot supply them with the quantities and varieties of vegetables that they expect.
If the legality or validity of our leases of agricultural land is challenged, our operations could be disrupted.
Under PRC law, agricultural land is collectively owned by the farmers in a village or rural collective and ownership is evidenced by the relevant title certificate. The right to operate and manage such agricultural land is vested in the relevant local villagers’ committee or rural collective who divides the land into parcels and contracts the rights to operate such parcels of land to individual farmer households or, subject to the approval of local governments and the requisite vote of the farmer households, to any entity or person outside that village or rural collective. The right to operate the land is evidenced by the relevant operating right certificates. See “Item 4. Information on the Company — B. Business Overview — Regulations — Land Use Rights” for a more detailed description of the land regime.
We typically lease agricultural land from the local villagers’ committees or the local governments who act on the farmer households’ behalf. A lessor has no right to lease out agricultural land if it does not have land ownership, operation rights or consent of the holder of the operation rights.

The administrative system for the registration of agricultural land ownership and operation right is underdeveloped in areas where some of our production bases are located. In some areas, there are no established procedures for the issue of ownership certificates or operation right certificates. However, in some of these areas, our lessors have received governmental confirmations evidencing their rights to lease the land to us for operation. As of March 31, 2011, approximately 38% of our total land area had no ownership certificates or related governmental confirmations issued by local authorities. As of March 31, 2011, approximately 19% of the total land area we leased still had no operation right certificates or related governmental confirmations issued by local authorities. We cannot assure you that the governmental confirmations with respect to the lessors’ land ownership or land operating rights would not be revoked or otherwise rendered defective in any respect. The absence of title certificates or operating right certificates also subjects us to the risk that we do not have valid leases.
For leases not directly entered into with the holders of the operation right, authorization letters or consents from the holders of the operation right must be obtained. As of March 31, 2011, authorization letters or consents had not been obtained for approximately 34% of the total land area we leased. Failure to obtain the authorization letters or consents for the remaining land could render such leases unenforceable. Additionally, leases must also be filed with the local villagers’ committee, rural collective or local government. In addition, all leases are subject to the preemptive rights of other farmers in the same village or rural collective. If the preemptive rights are not exercised within two months from the date on which we start using the parcels of land, it is very likely that the PRC courts will not enforce such preemptive rights, although we cannot give any assurance in this regard. As of the date of this annual report, six months or more have passed since we started using most of the land we leased from the local villagers’ committees or local governments, and we have not received any claim from person purporting to assert the preemptive rights.
If the legality or validity of our leases become subject to disputes or challenges, we may need to suspend our farming operations on the respective farmland areas. We may incur costs and losses if we are required to remove our improvements, such as greenhouses, from the farmland. We could also lose our rights to use the land and our business, financial condition and results of operations could be materially and adversely affected.
We may face proceedings or claims for unpaid rent from farmer households.
We lease farmland or forestland either directly from farmer households or from the local villagers’ committees or the local governments who act on the farmer households’ behalf. For land directly leased from local farmer households, we pay rent directly to such farmer households. For land that we lease through local villagers’ committees or the local governments who act on behalf of farmer households, we pay rent in cash or by bank transfer semi-annually or annually in advance to the local committees or governments, which in turn distribute the rent to the farmer households. We are unable to ensure that such rent has been or will be distributed to these farmer households by the local villagers’ committees or the local governments on a timely basis or at all. If the local villagers’ committees fail to distribute the rent to the farmer households, we may be held liable for the unpaid rent. As such, we may face proceedings or claims for unpaid rent from the farmer households affected, which may adversely affect our business operations and financial position. While we have not received any complaints relating to the payment of rent in the past, we cannot assure you that such proceedings or claims will not arise in the future.
Extreme weather conditions, natural disasters, crop diseases, pests and other natural conditions can create substantial volatility for our business and results of operations.
Production of fresh vegetables is vulnerable to extreme weather conditions such as windstorms, hailstorms, drought, temperature extremes and typhoons in southern China, as well as natural disasters such as earthquakes, forest fires and floods. Our production site is particularly susceptible to weather conditions in the summer months, especially the typhoon season (between the months of June and October) in southern China. Unfavorable conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can create substantial volatility relating to our business. We take into account the possibility of the occurrence of these adverse seasonal weather conditions in making our production plans to mitigate such risks. However, such events may occur at any time of the year, and the occurrence of any of these events may create the volatility for our business and results of operations.
Our production is also vulnerable to crop diseases and pest infestations, which may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, tomato yellow leaf curl virus, cubensis and powdery mildew are major diseases that affect vegetable cultivation in most of our production bases. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, available technologies to control such infestations may not continue to be effective. These infestations can increase costs, decrease revenues and lead to additional expenses, which may have a material and adverse effect on our business, results of operations and financial condition.

Our business is susceptible to potential climate change globally and in China.
Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation in the agricultural sector will not entirely mitigate such negative effects. Nine of our farms, 16,420 mu (1,095 hectares) in aggregate, are located in Fujian and Guangdong, which are tropical and subtropical areas. Our production in these farms is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our crop production, which may materially and adversely affect our business, results of operations and financial condition.
Water or power shortage or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.
Our production requires a continual supply of utilities such as water and electricity. We use spring water or underground water to irrigate our crops. Our production facilities are all situated in China, and the PRC authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our irrigation system, electrical system and storage and packing facilities. Any major suspension or termination of water or electricity or other unexpected business interruptions could have a material and adverse impact on our business, financial condition and results of operations. Additionally, other calamities at our production facilities, especially at our greenhouses, may result in the breakdown of or damage to our facilities and loss of our crops, could impair our ability to timely produce products, which could have a material adverse effect on our business, financial position and results of operations.
Our business is sensitive to fluctuations in market prices and demand for our products.
Fresh vegetables are highly perishable and generally must be brought to market and sold very shortly after harvest. The selling price for a certain type of vegetable depends on factors such as supply of and demand for such vegetable and the availability and quality of such vegetable in the market. Conditions affecting vegetable growth in various parts of China, including weather conditions such as windstorms, floods, droughts and freezes and diseases and pests, are primary factors affecting the supply and quality of different types of vegetables.
Oversupply of certain types of vegetables without a corresponding increase in consumer demand may decrease the prices for our products. General public concerns regarding the quality, safety or health risks associated with particular vegetables could reduce demand and prices for some of our products. Market demand for our products may also be adversely affected by negative publicity concerning food safety of vegetables produced by other vegetables producers in our target markets. Such negative publicity may lead to a loss of consumer confidence and a decrease in the demand and prices for our products. However, even if market prices are unfavorable, produce items which are ready to be, or have been harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have a material and adverse effect on our business, results of operations and financial condition.
We may not be able to accurately predict and successfully adapt to changes in market demand.
We plan our production schedule and crop selection based on our analysis and estimate of market demand. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends, macroeconomic factors such as the condition of the economy and the level of consumer confidence, as well as seasonal factors such as weather and festivities. To remain competitive, we must continually monitor and adapt to the changing market demand. Our failure or inability to follow or adapt to changes in market demand in a timely manner, if at all, may have a material and adverse effect on our business and our results of operation.
We are subject to the risk of product contamination and product liability claims as well as negative publicity associated with food safety issues in China.
Consumption of fresh vegetables poses potential risks to human health. Harm to the health of consumers may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growth, storage, handling or transportation phases. Consumption of our products may cause harm to the health of consumers in the future and we may be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or discomfort could adversely affect our reputation with existing and potential customers and our corporate and brand image.

There have been incidents reported in the media of food safety issues that have caused severe harm to consumers. We are highly dependent upon consumer perception of the safety and quality of our products. Concerns over the safety of food products could have a material and adverse effect in the sale of vegetables produced by us.
Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful product liability claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.
Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs and the risk of potential claims and regulatory actions.
Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties. There can be no assurance that these fines or penalties would not have a material and adverse effect on our business, results of operations and financial condition. To stay compliant with all of the laws and regulations that apply to our operations and produce, we may be required in the future to modify our operations, purchase new raw materials or make capital improvements. Our products may be subject to extensive examinations before they are allowed to enter the market, which may delay the production or sale of our crops or require us to take other actions if we or the regulators believe any such product presents a potential risk. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damages to human health.
Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
We commenced operations in 2004 and have gradually built up our production, research, development, sales and marketing capabilities. We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by other China-based early stage agricultural companies. If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be adversely affected.
Unfavorable fluctuations in the prices of or shortages in raw materials will increase our production costs and adversely affect our profitability.
Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. The prices of raw materials used in our operations are subject to fluctuations according to changes in the industry supply and demand conditions from time to time. Raw materials used in our operations are generally readily available at reasonable and stable costs. However, prices of our raw materials may not remain at the current level. Any shortage in the supply of or upsurge in market demand for our raw materials and the occurrence of other unforeseen circumstances may lead to an increase in prices of such raw materials. If we are unable to pass on the increase in prices of our raw materials to customers, our profitability would be adversely affected. In addition, the supply of our raw materials may not remain adequate. If we are unable to meet customer demand for our products or expand our production because of a shortage of raw materials, we could lose customers, market share and revenues. This would materially and adversely affect our business, financial condition and results of operations.
The Chinese fresh vegetable market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.
The fresh vegetable market in China is highly fragmented, regional and competitive. We face significant competition in the fresh vegetable market and we expect competition to increase and intensify within the sector. Some of our competitors may have greater financial, research and development and other resources, or greater operating flexibility which may permit them to respond better or more quickly to changes in the industry or to introduce new varieties of vegetables more quickly and with greater marketing support. Competition may develop from consolidation or other market forces within the fresh vegetable industry in China. Furthermore, our competitors may take pricing or promotional actions that may have a negative effect on us.
We may not be able to compete successfully against our competitors in the future. We may reach a point where we may not be able to continue to increase the return on our investment expenditures or where the incremental increase of investment return will decelerate. If we cannot effectively adapt to increasingly intense competition from local and foreign producers, our revenues and profitability may be materially and adversely affected.

If we are unable to successfully manage our growth, our business, results of operations and financial condition could be materially adversely affected.
We have grown rapidly and expect to continue to grow. We expect to build more production bases, expand the shelter coverage of our existing production bases, hire more employees and farm workers, enhance our production facilities and infrastructure and increase the size of our organization and related expenses. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because of our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability on the part of our management to manage growth could delay the execution of our business plans or disrupt our operations. If we are unable to manage our growth effectively, we may be unable to use our resources in an efficient manner, which may negatively impact our business, results of operations and financial condition.
As part of our growth strategy, we intend to expand our sales efforts into the geographic areas such as the Yangtze River delta. Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, we could experience a decrease in revenues and an increase in expenses and our results of operations could be materially and adversely affected.
We depend upon key employees in a competitive market. If we are unable to attract and retain key personnel, it could adversely affect our ability to develop and market our products.
We are highly dependent upon our chairman and chief executive officer, Mr. Shing Yung Ma. We have an employment agreement, a non-compete agreement and a confidentiality agreement with Mr. Ma. Although these agreements provide for severance payments that are contingent upon Mr. Ma’s refraining from competition with us, the applicable provisions can be difficult and costly to monitor and enforce. The loss of Mr. Ma’s services would adversely affect our ability to develop and market our products.
We also depend in part on the continued services of our farm managers and key scientific personnel and our ability to identify, hire and retain additional personnel, including marketing and sales staff. We face intense competition for skilled personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel.
Wrongdoings by our employees and farm workers may harm our business.
Our direct sales at the wholesale markets and sales to wholesalers are typically settled in cash and are handled by our employees. We may be susceptible to pilferage and theft by our employees or outsiders. Our employees or farm workers may even deliberately contaminate our vegetables. These wrongdoings by our employees and farm workers may harm our operating results and profits.
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
Our success depends largely on our proprietary information. Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material and adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technologies can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will compromise our proprietary information protection, impair our intellectual property rights and may harm our business, prospects and reputation. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could have a material adverse effect on our business and competitive position.
Our policy is to enter agreements relating to the non-disclosure of confidential information with third parties, including our consultants, advisors and research collaborators, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:
•	these agreements may be breached;
•	these agreements may not provide adequate remedies for the applicable type of breach; or
•	our trade secrets or proprietary know-how will otherwise become known.
Breach of our confidentiality agreements or our failure to effectively enforce such agreements would have a material and adverse effect on our business and competitive position.
Labor shortages and rising labor cost may adversely affect our business and increase our operation costs.
Our business is labor intensive. As of March 31, 2011, we indirectly hired 2,569 farm workers through a labor company to perform all agricultural labor work on our farms. The low cost workforce in China provides us with a cost advantage. However, we have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated farming and other labor support may cause disruption to our business and our operation may be adversely affected. Furthermore, labor costs have increased in China in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees and farm workers to attract and retain them. Our labor costs for farm workers amounted to RMB16.2 million, RMB22.3 million and RMB35.0 million ($5.3 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, accounting for 8.2%, 8.1% and 8.6% of our revenue during the respective period. The increase in labor costs will increase our business operation costs and our financial position may be adversely affected.
We may be subject to claims or administrative penalties for non-execution of labor contracts or nonpayment or underpayment of social insurance and housing fund in respect of our farm workers and our full time employees, which may adversely affect our business, financial condition and results of operations.
We currently hire farm workers to perform all agricultural labor work on our farms. Our farm workers are hired through dispatching arrangements with a labor company. Prior to January 2008, we hired farm workers on a temporary basis in response to the ever changing workload during different phases of our production seasons. Due to the ambiguity relating to the status of temporary workers under PRC laws, we did not enter into any labor contracts with, or pay any social insurance or housing funds for, the farm workers hired before January 1, 2008. We also did not make provision for the social insurance based on our employees’ actually received salaries and housing funds for our full-time employees.
The PRC government has been adopting increasingly stringent supervision standards over the labor market, particularly with respects to farmer workers. The implementation of the PRC Labor Contract Law and its implementation regulation may increase our operating expenses, in particular our human resource costs and our administrative expenses. Specifically, under the PRC Labor Contract Law, we are required to contribute certain amounts to a social insurance fund and a housing fund for our temporary farm workers we hired prior to January 2008 and our full time employees. As of the date of this annual report, our estimated nonpayment for the housing fund and underpayment for the social insurance for full-time employees are approximately RMB521,000 and RMB2.5 million, respectively. We may be subject to a late charge of 0.2% per day, or totaling approximately RMB4.3 million as of March 31, 2011, of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims for the underpayment or non-payment of social insurance and housing fund. Our PRC counsel, Trend Associates, has advised us that although there is a risk that we may be subject to proceedings or claims initiated by the relevant governmental authorities for the underpayment or nonpayment of social insurance and housing fund, such risk is remote.

In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our employees and farm workers, the PRC Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe is the most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.
In view of the new legal environment, we now rely on dispatching arrangements with the labor company to hire our farm workers and dispatch these workers to our farms. Under such labor dispatch arrangements, the farm workers are deemed to be employees of the dispatch agent rather than our employees, and the agent undertakes the legal obligation to enter into labor contracts and pay social insurance and housing fund for these workers. While the agent has also confirmed to us that it has undertaken all legal obligations required by, and complied with all compulsory requirements of, applicable PRC labor laws and regulations, in the event that the agent violates applicable PRC labor laws and regulations and causes losses to the dispatched employees, we may be held liable to compensate such losses. If we are not able to recoup our payment from the agent or if the agent’s indemnification is not sufficient to cover the losses incurred, our results of operations and financial condition may be adversely affected.
We may be affected by export and import laws and policies and other barriers to trade.
In addition to our domestic sales, we sell our products to customers in Hong Kong. Our sales to customers in Hong Kong accounted for approximately 12.2%, 13.7% and 9.3% of our total revenue in the fiscal years ended March 31, 2009, 2010 and 2011 respectively. According to the relevant PRC laws, we are required to register our production bases and processing facilities with the relevant authorities to export the vegetables produced at such production bases and processing facilities to Hong Kong. If we fail to register our production bases as required, our export may be restricted or suspended and our business may be adversely affected. We are currently not subject to export duties in the export of our finished products from the PRC. If the regulatory authorities in the PRC adopt measures to make it more difficult or costly for us to export our products, our business and results of operations may be adversely affected.
We are subject to the applicable Hong Kong laws and regulations relating to food imports and exports. Any violation of or non-compliance with these laws and regulations, or our failure to maintain our required export permits or certificates, may result in the restriction of or ban on some or all of our products by Hong Kong, or penalties being imposed on us. Furthermore, Hong Kong could introduce measures and standards that make our exports more difficult or costly, or take steps to prevent, limit or prohibit our exports. Hong Kong imposes custom duties and import tariffs. We generally export on the basis that any custom duties and import tariffs imposed Hong Kong will be borne by our customers. However, we may not be able to pass on the cost of such custom duties or import tariffs to our customers in the future.
Our database may not be as effective as anticipated.
Our business operations rely on various timely information, which comprise first-hand market information, meteorological information and vegetable plantation and supply information, to plan vegetable harvesting based on historical vegetable price movement patterns. However, the information that we collect from various sources may be inaccurate or incomplete. In addition, errors may occur in the process of collecting and analyzing such information. Consequently, our analysis of market price movement patterns may not be accurate, which may mislead our harvesting planning and adversely affect our business and results of operations.
We are collaborating with Beijing IT to develop a systematic and advanced information network to manage and organize our know-how. However, we cannot assure you that such information network will be developed as successfully as we expect or at all. Failure to develop a systematic and advanced information network may limit the effectiveness of our information network, which may have a adverse effect on our business, prospects, and results of operation.
We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.
We are subject to PRC laws and regulations concerning the discharge of waste water, gaseous waste and solid waste. We are required to establish and maintain facilities to dispose of waste. We are also required to obtain and comply with environmental permits for certain operations. We are responsible for cleaning up in the event that our operations result in the contamination of the environment. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our production bases and obligation to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of waste water and solid waste may materially adversely affect our business, financial condition and results of operations.
The government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations.

As of March 31, 2011, we have not completed the environmental impact assessments as required by the PRC law for our production bases covering approximately 50% of our arable land. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended. In addition, our production bases and manufacturing facilities that have been put into operations are in the process of undergoing environment protection inspections. As of the date of this annual report, other than one of our processing facilities in Fujian province, we have not passed the environmental protection inspections for all of our processing facilities and production bases. Although we will apply for completion inspections by competent environmental approval authorities for the rest of our processing facilities and production bases, there is no assurance that such facilities will pass such inspections. Failure to pass these completion inspections may subject us to fines, penalties or orders to suspend our operations in these production bases or processing facilities, which may have a material and adverse effect on our business and results of operations.
We have limited insurance coverage in China.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited commercial insurance products for the agricultural sector or only offer them on unattractive terms. We have determined that balancing the risks of disruption or product liability or the risk of loss or damage to our property on the one hand, the cost of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, it is not commercially feasible for us to have such insurance. We maintain insurance for workplace injuries, office equipment, premises in Hong Kong and certain vehicles in China. We do not have insurance coverage on our other assets (including biological assets) and do not maintain product liability, business interruption or key-man insurance. Furthermore, the farmer households, local villagers’ committees or local governments from whom we lease our lands may not maintain necessary insurance on these lands. Consequently, any occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material and adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, floods, power outages, windstorms and the consequences resulting from them are not covered at all by insurance policies. If we incur substantial liabilities that were not covered by insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.
If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.
We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting except where the public company is a non-accelerated filer. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on March 31, 2012. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. While we have expanded our financial staff after the initial public offering, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.
We face risks related to health epidemics and other outbreaks.
Our business could be adversely affected by the outbreak of swine flu, avian flu, SARS or other epidemics. China reported a number of cases of SARS in 2003. In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States. In May 2009, the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material and adverse effect on our business and operations. These effects could include a restriction on our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our production bases, and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. Almost all of our farm workers live in dormitories with a high population intensity and share personal hygiene facilities, which makes them more susceptible to epidemic outbreaks. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

The global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.
The global capital and credit markets have experienced increased volatility and disruption in the recent years, making it more difficult for companies to access financing markets. We depend in part on stable, liquid and well-functioning capital and credit markets to fund our growth. Although we believe that our operating cash flows, access to capital and credit markets and existing borrowings will permit us to meet our financing needs for the foreseeable future, we cannot assure you that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, our major customers may have financial challenges unrelated to us that could result in a decrease in their business with us, delays in payment to us or defaults of payments. Similarly, parties to contracts may be forced to breach their obligations under those contracts with us. These consequences of the global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. This may afford less protection to holders of our ordinary shares.
As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. Although we currently do not intend to rely on any exemptions provided by NASDAQ to a foreign private issuer, we may follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
We report under the Securities Exchange Act of 1934, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year (for fiscal years ending before December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year), while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.
We conduct substantially all of our business operations and sales activities in China and Hong Kong. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, however, in response to the global financial crisis, the PRC government has loosened such requirements. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the demand for high-quality vegetables in China, which could materially and adversely affect our business.
Future changes in laws, regulations or enforcement policies in China could adversely affect our business.
We are subject to Chinese laws and regulations relating to land use, agricultural products, food safety, food export and environmental protection, among others. Laws, regulations or enforcement policies in China, including those relating to agricultural industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.
We rely principally on dividends and other distributions on equity paid by our subsidiaries in China and Hong Kong to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are an offshore holding company, and we rely principally on dividends from our subsidiaries in China and Hong Kong for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China and Hong Kong incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.
Under the new Enterprise Income Tax Law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. As of the date of this annual report, the Cayman Islands and the British Virgin Islands have not entered into any such tax treaties with the PRC. If we are considered a non-resident enterprise for purposes of the new Enterprise Income Tax Law, this new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income in the event we decide to declare a dividend, which may have an adverse effect on our operating results.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.
As foreign-invested enterprises, our wholly owned subsidiaries are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.
According to the latest version of this catalogue, which became effective on December 1, 2007, our business is not in the prohibited or the restricted category. As this catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.
PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.
We may make loans to our PRC subsidiaries. Any investments in or foreign loans to our PRC subsidiaries are subject to approval by or registration with relevant governmental authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment and the industries of the investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the PRC Ministry of Commerce, or MOFCOM, or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations in Renminbi’s value in the future as well as the unpredictability associated with Renminbi’s exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.
There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material and adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.
In October 2005, SAFE promulgated a regulation known as Circular No. 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local provincial SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe Circular No. 75 currently does not apply to us since none of our individual beneficial shareholders is a PRC resident, any failure by any of our future shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.
Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC stock incentive plan participants or us to fines and other legal or administrative sanctions.
In December 2006, the People’s Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company (the Stock Option Rule). Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our directors, officers and employees who are PRC citizens and have been granted stock options will be subject to the Stock Option Rule when we become an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.
Uncertainties with respect to the Chinese legal system could have a material and adverse effect on us.
The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment, including wholly foreign-owned enterprises and joint ventures, in particular. These laws, regulations and legal requirements are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material and adverse affect on our business, financial condition and results of operations.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.
The PRC government has provided various incentives to agricultural companies in order to encourage the development of the agricultural industry. Such incentives include reduced tax rates, tax exemptions, subsidies and other measures. Under the PRC income tax laws effective prior to January 1, 2008, domestic companies typically were subject to an enterprise income tax rate of 33%, while foreign invested manufacturing enterprises with operation terms of 10 or more years enjoyed preferential tax treatment of “two-year tax exemption and three-year tax reduction of 50%,” subject to the approval of relevant tax authority. Prior to January 1, 2008, pursuant to the old income tax regime of the PRC, some of our PRC subsidiaries, as foreign invested enterprises, were eligible for a 100% relief from PRC enterprise income tax for the two years from their first profit-making year of operations for the PRC tax purposes and thereafter, they were subject to PRC enterprise income tax at 50% of the applicable income tax rate for the following three years. These PRC subsidiaries, except for Linong Agriculture Technology (Liaoyang) Co., Ltd., or Land V. Limited (Liaoyang) and Land V. Ltd (Fujian), were either within their tax holidays until December 31, 2007 or sustained losses for taxation purposes. For the period from April 1, 2007 to December 31, 2007, Land V. Limited (Liaoyang) and Land V. Ltd (Fujian) were in the third year of their tax holiday, and were subject to EIT at a reduced rate of 13.5%.
On January 1, 2008, the new Enterprise Income Tax Law became effective. The new Enterprise Income Tax Law imposes a uniform tax rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions. Businesses engaged in the cultivation and preliminary processing of vegetable products enjoy a 100% relief from enterprise income tax under the new law and its implementation rules. From January 1, 2008, our PRC subsidiaries, except for Linong Agriculture Technology (Shenzhen) Co., Ltd., are eligible for this tax relief, subject to the approval by or registration with the relevant tax authorities. As of June 30, 2011, Land V. Ltd (Fujian), Land V. Ltd. (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd., Land V. Agriculture Technology (Huizhou) Co. Ltd., Land V. Agriculture Technology (Zhangzhou) Co. Ltd. and Putian Land V. Group Co., Ltd. have registered with the tax authorities for the tax exemption. We will apply for such exemptions for the rest of the PRC subsidiaries. However, there is no assurance that we will be able to receive the approval of the tax exemption for these PRC subsidiaries by the tax authorities. Furthermore, the current taxation incentives for the agricultural industry may be changed, any future change in the PRC tax policies could also have a material adverse effect on our financial condition and results of operations.
If the approval of the China Securities Regulatory Commission was required in connection with our initial public offering in November 2010, we could be subject to sanctions, fines and other penalties. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because we are not a special purpose vehicle, or SPV, covered by the new regulation as we are owned and controlled by non- PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or any other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.
In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be volatile and subject to wide fluctuations in response to factors including the following:
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	announcements of technological or competitive developments;
•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;
•	addition or departure of our senior management and key personnel;
•	changes in the economic performance or market valuations of other agricultural companies;
•	economic, regulatory or political developments in China;
•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
•	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Substantial future sales of our ADSs in the public market, or the perception that such sales might occur, could cause the price of our ADSs to decline.
Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares in the form of ADSs, the market price of our ADSs could decline. In addition, we may issue additional ordinary shares as considerations for future acquisitions. If we do so, your ownership interests in our company would be diluted and this in turn could have an adverse effect on the price of our ADSs.
Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
Mr. Shing Yung Ma, our chairman and chief executive officer, beneficially owned 30.01% of our outstanding share capital as of June 30, 2011. Because of this high level of shareholding, Mr. Ma has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Ma may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
In addition, as of June 30, 2011, Sequoia Capital China I, L.P. and its affiliates, or Sequoia, Oppenheimer Holdings Inc. and its affiliates, and SIG China Investments One, Ltd. and its affiliates, or SIG, beneficially owned 14.94%, 11.72% and 5.88% of our outstanding share capital, respectively. These shareholders, if acting together, will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. These shareholders will also have veto power, if acting together, with respect to any shareholder action or approval requiring a majority vote, except where they are required by the rules of the NASDAQ Global Market to abstain from voting. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company which may benefit our ADS holders.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares. Under our articles of association, the minimum notice period required to convene a general meeting is at least 21 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.
You may be subject to limitations on transfers of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
You may not receive cash dividends if the depositary decides that it is inequitable or impractical to make them available to you.
The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.
The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, because the Cayman Islands has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act of 1933 or the Securities Exchange Act of 1934 in the United States, it provides less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

There is uncertainty regarding whether Cayman Islands courts would:
•	recognize or enforce against us or our directors or officers all judgments of courts of the United States predicated upon civil liability provisions of U.S. securities laws; and
•	impose liability against us or our directors or officers, in original actions brought in the Cayman Islands, based on all civil liability provisions of U.S. securities laws or laws of any state in the U.S.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and Hong Kong and because the majority of our directors and officers reside outside of the United States.
We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC or Hong Kong subsidiaries. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult for investors to effect service of process upon these persons within the United States or to enforce against us or these persons in U.S. courts, judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities based on the U.S. federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. Our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. It is also uncertain whether the Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our officers and directors predicated upon the securities laws of the United States or any state.
Our articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Item 4. Information on the Company
A. History and Development of the Company
Mr. Shing Yung Ma, our chairman and chief executive officer, founded a broccoli farming business in March 2004. In April 2004, Mr. Ma began to corporatize this business by injecting it into Land V. Limited (Hong Kong), a Hong Kong holding company. By the end of July 2004, Land V. Limited (Hong Kong) had established three wholly owned PRC subsidiaries to take over the operation of Mr. Ma’s broccoli farming business.

On April 25, 2005, Mr. Ma became the sole shareholder of Land V. Group Limited, a then newly incorporated British Virgin Islands company. At the same time, our product offering was expanded from broccoli to a variety of fresh vegetables. Between October 2005 and March 2006, Land V. Group Limited and Land V. Limited (Hong Kong) together went through a reorganization and as a result, Land V. Limited (Hong Kong) became a wholly owned subsidiary of Land V. Group Limited. After this reorganization, Mr. Ma owned 58.4% of the equity interest in Land V. Group Limited and several angel investors in aggregate held the remaining 41.6% equity interest. On March 24, 2006, China Linong was incorporated in the British Virgin Islands to facilitate investment into our group and became the holding company of Land V. Group Limited through a share exchange. Since 2006, venture capital and private equity investors, Sequoia, SIG and Pacven Walden Ventures VI, L.P. and its affiliates started to invest in us by subscribing for preferred shares of China Linong.
We incorporated Le Gaga Holdings Limited in the Cayman Islands as an exempted limited liability company on May 6, 2010 as our listing vehicle. Le Gaga Holdings Limited became the 100% holding company of China Linong on July 16, 2010 when all of the ordinary shareholders and preferred shareholders of China Linong exchanged their shares in China Linong for shares of Le Gaga Holdings Limited on a pro rata basis. There was no change in the economic substance of our business or the shareholders’ equity interests before and after the share exchange. Each of our preferred shares was automatically converted into one ordinary share immediately upon the closing of our initial public offering.
In November 2010, we completed our initial public offering of 10,871,599 ADSs. We listed our ADSs on the NASDAQ Global Select Market on October 29, 2010.
Our principal executive offices are located at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong. Our telephone number at this address is +852-3162-8585 and our fax number is +852-3167-7227. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
B. Business Overview
Overview
We are one of the largest greenhouse vegetable producers in China, with our greenhouses covering approximately 33.2% of our total arable land as of March 31, 2011. We believe we are one of the fastest growing major vegetable producers in China. We grow vegetables in open fields as well as by using greenhouses. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables. We sell over 100 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard, each with stringent vendor qualification requirements. We have established and rely on a comprehensive database in planning each stage of the crop cultivation process, from seed selection to crop production to harvesting, taking into account customer preferences and market and meteorological conditions. Combining the use of our planning system, our advanced horticultural know-how and greenhouse cultivation, we have been able to better control crop cycles and harvest schedules to capture attractive market opportunities, such as off-season and higher-priced vegetables.
We operated 10 farms with an aggregate area of 20,402 mu (1,360 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of March 31, 2011. Nine of our farms, with an aggregate area of 16,420 mu (1,095 hectares), are located in the provinces of Fujian and Guangdong near our target markets in southern China. These areas offer a favorable climate for year-around crop cultivation, which provides a stable and reliable supply of vegetables desired by many of our customers. We also operate one farm in Hebei province to produce vegetables that grow best in a cooler climate.
We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. Our greenhouses are sturdy structures equipped with retractable walls to regulate temperature without the use of energy supply and temperature control systems. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms, that are common in the summer in southern China. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, color and ripeness that are desired by consumers, as well as off-season vegetables during the winter, when supplies of these vegetables are limited and their prices are high, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation improves our production yield and the quality of our produce and allows us to produce higher-priced off-season products. This leads to much higher revenue per mu, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.
We have accumulated proprietary horticultural know-how for each step of the crop cultivation process. We have formulated this know-how into standardized production processes for each type of vegetable we produce. Each process is broken down into simple steps to allow for uniform application of our horticultural know-how across all production bases, while minimizing the time for training farm workers. Each year we test grow many varieties of seeds supplied by domestic and international seed companies to identify new varieties with superior quality and production yield. We have established a research center and a plant tissue culture center in Fujian and devote significant resources to research and development. We also collaborate with domestic research institutions, universities and industry experts to develop cultivation techniques and improve production yield.

We have systematically gathered, collected and analyzed market information, seed information, meteorological information, as well as vegetable supply information in China. We have gathered a large volume of data on historical vegetable price movements and weather patterns in various regions of China, which helps us to plan crop cultivation and harvest. We are collaborating with Beijing IT to develop an advanced information management system and database to better organize and utilize our know-how.
In the fiscal years ended March 31, 2009, 2010 and 2011, our revenue was RMB199.0 million, RMB280.5 million and RMB406.8 million ($62.1 million), respectively, representing a CAGR of 43.0%. Our profit for the year increased from RMB60.4 million in the fiscal year ended March 31, 2009 to RMB110.2 million in the fiscal year ended March 31, 2010 and to RMB133.4 million ($20.4 million) in the fiscal year ended March 31, 2011, representing a CAGR of 48.6%.
Our Products
We offer over 100 varieties of fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our product offerings include solanaceous (so called “fruit-bearing”) vegetables such as tomatoes, sweet peppers, eggplants, pumpkins and cucumbers; leafy vegetables such as flowering Chinese cabbage (choi sum), baby bok choy and baby Chinese cabbage; cruciferous vegetables such as broccoli and Chinese cabbage; and root vegetables such as potato and radish. Typically, we grow solanaceous vegetables in autumn, winter and spring, when prices of this type of vegetables are high in southern China where most of our sales occur due to limited supplies caused by cold weather in northern China, which is the main production region for solanaceous vegetables. Generally, we grow leafy vegetables and cruciferous vegetables in summer, when the weather in southern China is too warm and humid for most of solanaceous vegetables. We also grow root vegetables in the autumn, winter and spring.
Each year we grow in large quantities five to eight new types of vegetables to better meet evolving consumer preferences and market demand. We place a strong emphasis on food safety and undertake stringent quality control measures. Recognized for our commitment and efforts in maintaining effective quality control, we received Green Food certification for two of our production bases, which is subject to renewal in February 2013. We also received the Certification of Pollution-free Agricultural Product for three of our production bases. We continually focus on improving our production yield and efficiency.
Business Model
The following chart illustrates our business model.
We utilize a business model that combines our three major competitive advantages: our large-scale greenhouse facilities, our proprietary horticultural know-how and our comprehensive database.

Our large-scale greenhouse facilities create a microclimate environment that allows us to control and schedule our crop plantation. Our greenhouse facilities, coupled with our database and proprietary horticultural know-how, have enabled us to produce consistently high-quality vegetables and to enjoy greater flexibility in planning harvests to meet higher market demand of our crops, and have thereby enabled us to command better market selling price.
We aim to achieve optimal production results through the interaction between our proprietary horticultural know-how and our database. We have adopted unique vegetable cultivation techniques at each step of the cultivation process and have formulated unique standardized production processes that incorporate our horticultural know-how for each type of vegetable that we produce.
Our database comprises the latest information relating to market, seed, weather conditions and vegetable supply in our target markets, as well as a large database on historical vegetable prices, various soil and landscape statistics and weather patterns and movements. This database provides us with key information throughout our entire production process, from the initial selection of production base location to efficient production planning and effective control of crop cycles.
Greenhouses and Other Agricultural Facilities
We grow various types of vegetables in greenhouses at most of our nine farms in southern China, where typhoon and rainstorms are common occurrences in the summer. We also cultivate seedlings in greenhouses at our production bases in northern China. Most of our greenhouses are sturdy structures with either entirely steel frames or steel roof frames and concrete columns as side frames, covered by thick plastic films that are securely fastened to the frame as roofs and walls. Our greenhouses are equipped with retractable walls for temperature regulation, instead of expensive energy supply and temperature control systems. We are gradually phasing out our older greenhouses that have bamboo frames and thin plastic films. As of March 31, 2011, 88.4% of our greenhouse land was covered by steel/concrete structures. Greenhouses with concrete column frames are more typhoon-resistant and we reinforce the typhoon resistance of greenhouses with steel frames by fastening the greenhouses to the ground with steel wires. We have also built structures with three or four greenhouses connected together to increase farmland utilization and typhoon resistance.
Greenhouses offer improved production yield compared to traditional open-field farming as plants develop more rapidly inside a climate-controlled environment. During the day, we roll up the plastic sheet walls of the greenhouses to release heat and moisture. We roll down the plastic walls to keep heat within the greenhouses during winter nights. In summer, we also put an extra layer of black net on the roofs to block excessive heat from sunlight.
Greenhouses protect our crops from adverse weather conditions, such as cold fronts, droughts, typhoons, rain storms or dust storms. They also help keep out pests and reduce the need to use pesticides and increase the efficiency of fertilizer application, and create a microclimate conducive to cultivating crops of consistent quality and size all year round. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.
In each of the farms we operate, we have built comprehensive agricultural facilities, including irrigation systems, on-farm roads, electrical systems, as well as storage and packing facilities. To support our operations, we have also implemented organizational procedures for the planning, design, procurement, construction, operation and maintenance of our agricultural facilities.
Horticultural Know-how
We have adopted advanced horticultural techniques and have developed proprietary horticultural know-how for each step of cultivation. Our density sowing know-how helps us to significantly improve our land utilization and production yield. We apply industrial seedling cultivation to grow seedlings in large volumes. We use grafting techniques to improve the anti-disease characteristic of our crops. We manage water application, light and moisture to control the growth speed of our crops. We mix liquid fertilizers into the irrigation water to ensure uniform and effective distribution of fertilizer and use organic fertilizer to improve soil quality.
Disease Control. Our produce are vulnerable to crop diseases such as tomato yellow leaf curl virus, cubensis and powdery mildew, and to infestations of pests such as aphids, Altica Geoffroy pests, diamond back moths, noctuid and whitefly. We rely on a pest and disease control system to protect our crops, including biological control such as pest traps using pheromones, physical control such as insect nets, and chemical control such as pesticide application. We use plastic film mulching to suppress weeds.

Water Application Management. We primarily use drip irrigation to water our solanaceous vegetable. Drip irrigation allows water and fertilizers to drip slowly to the roots of plants, either into the soil surface or directly to the root systems, through a network of valves, pipes, tubing and emitters. This method improves our irrigation and fertilization efficiency by saving water, minimizing fertilizer and nutrient loss due to localized application and reducing labor cost. We are also able to regulate water supply to control crop growth by regulating the valves and drips. In addition, localized fertilization through drip irrigation limits the contact of fertilizers with the produce itself and focuses its application on the roots, which are the non-edible parts of solanaceous vegetables. Drip irrigation enhances the food safety of our produce. It also reduces the risk of water contamination.
We use sprinkler irrigation to water our leafy vegetable and cruciferous vegetable. Sprinkler irrigation, which is similar to rainfall, provides efficient coverage for small to large areas. We use sprinklers to administer fertilizers only during the germination phase of plant growth to avoid contamination of our produce.
Harvest. We plan our harvest schedule based on our analysis of the information contained in our database to capture optimal market prices. We fine-tune our harvest time based on market and weather information. Our farm workers hand harvest our crops in all of our farms. We have developed methods to cut leafy vegetable to a uniform length in harvesting to improve packaging efficiency. We also conduct preliminary grading of our produce during on-field harvest by separating different sizes of vegetable into different baskets. We conduct further grading based on the quality and size of vegetable in our processing facilities to ensure quality consistency.
Database
We have established a comprehensive database, comprising first-hand market information collected by our sales and marketing personnel stationed in each target market, seed information collected from large seed suppliers such as sales volumes and sales areas of particular types of vegetables, meteorological information for areas where our production bases and our competitors’ farms are located, as well as vegetable supply information in China. We further analyze these information and data to plan our production, schedule our harvests and direct our sales efforts. We maintain and analyze a large volume of historical vegetable price movement data in various regions of China, as well as weather patterns, which help us plan vegetable plantation and harvesting based on historical vegetable price movement patterns in our target markets. In 2010, we entered into a technology development agreement with Beijing IT. Under the terms of the agreement, Beijing IT will develop an information and logistics management system for the management of our business, including production schedules, inventory management, harvest management, price analysis and customer management. Design of this new system commenced in March 2010. We have started testing the system at several of our farms. The system is expected to be fully implemented across all of our farms in 2012. Data and files generated during the course of project development will be jointly owned by Beijing IT and us, and may not be disclosed to a third party without the consent of each of Beijing IT and us. All patents applied for during the course of project development belong to us.
We rely on this comprehensive database to plan our crop selection, production and harvesting schedule. When our analysis of the database indicates that market prices for a particular type of vegetable may rise, mostly due to adverse weather conditions, we plant the seedlings, as opposed to seeds, of this type of vegetable so that we can shorten the crop cycle to benefit from the favorable market price. When market prices decline for a type of vegetable that we are growing, using our horticultural know-how and techniques, we are able to delay the harvest while maintaining the quality of vegetables.
Production Bases
We operate nine production bases in the provinces of Fujian and Guangdong in southern China and one production base in Hebei province in northern China, mostly on land for which we lease land use rights from local villagers’ committees, farmer households or local governments. As of March 31, 2011, we had farmland and forestland with an aggregate area of 20,402 mu (1,360 hectares) that were leased and either in operation or under construction by us. Our production bases typically consist of farms, packing and storage facilities, offices and employee accommodation.
Before selecting each production base, we first utilize our database to analyze information on the sales volume and price of the top ten vegetables sold in our target market. Next we calculate target crop outputs, cost estimates and the size of the production base, taking into consideration our target market share and target profitability. Then we determine the size of the production base and the types of vegetables to grow. In selecting new production bases, we look for open plain fields in a low-pollution environment with fertile soil and abundant water supplies, supported by an efficient transportation system. We have strategically located our production bases in southern China within 200 kilometers of our target markets. The proximity of our farms to our target markets lowers transportation costs and related logistical costs for our customers and us. It also shortens the shipment time and helps maintain the freshness and quality of our produce. In addition, we operate one farm in Hebei province to produce vegetables that grow best in cooler climate.

The table below sets forth the geographical locations of our production bases as well as their arable areas as of March 31, 2011.

		Arable Area	Arable Area
Production Base(1)	Location	(mu)	(hectare)
Huizhou	Guangdong	4,024	268
Shantou	Guangdong	1,314	88
Ningde	Fujian	2,346	156
Fuzhou	Fujian	229	15
Quanzhou	Fujian	250	17
Quangang	Fujian	2,782	185
Zhangpu	Fujian	2,125	142
Xianyou	Fujian	2,200	147
Zhangjiakou	Hebei	3,982	265
Zishan Orchard	Fujian	1,150	77

Total		20,402	1,360

(1)	We regrouped our production bases in 2011 and, as a result, the number of our production bases changed from 16 to 8. In addition, we added two new production bases in December 2010.
The growing season, the period of each year when crops can be grown, is spring, summer, autumn and winter for our production bases in Guangdong and Fujian provinces, and spring, summer and autumn for our production base in Hebei province. Our production bases in Guangdong and Fujian and Hebei provinces primarily serve the Guangdong, Fujian and Hong Kong markets.
Our leases with farmer households, local villagers’ committees or local governments who lease the land on farmer households’ behalf typically have terms of 10 years to 20 years. As of the date of this annual report, we do not pay any form of deposits or make any upfront payment to the lessors. We pay rent in cash or by bank transfer semi-annually or annually in advance directly to farmer households, or to the local villagers’ committees who act on behalf of the farmer households, which in turn distribute the rent to farmers households. We are permitted under the leases to build agricultural facilities on the land and access utilities such as water supply and electrical grid on the farmland that we lease. We have the right of first refusal to renew these lease contracts when their terms expire. With the consent of the lessors, we are permitted to sublease land to third parties or include our cooperative partners as joint lessees.
Quality Control and Food Safety
Our standardized production processes, product grading standards, monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies and procedures across all of our farms. We have centralized our raw material procurement, in particular our purchases of seeds, fertilizers and pesticides, to ensure quality and safety.
After each harvest, we cleanse our farmland to eliminate pests, pest eggs and detrimental bacteria in preparation for the next growth cycle. We use spring water and underground water to irrigate our crops. Our designated personnel safeguard our water sources against any man-made or natural pollution. We also use drip irrigation and sprinkler irrigation in water application to minimize potential exposure to water pollution. A combination of greenhouses, know-how and bio-control systems reduce chemical fertilizer usage and protect our crops from dust, rain damage and soil pollution. We have developed our uniform pesticide-residue standard based on pesticide-residue standards of various target domestic and international markets. We employ biological, physical and chemical pest control methods and have compiled a pest and disease control brochure based on our experience in this area. We have established internal policies on pesticide and equipment sourcing and usage.
We conduct pre-harvest testing of our crops in fields and pre-shipment inspection in our packaging facilities to identify and locate substandard produce and remove them from the supply chain. We refrigerate vegetables that are easily perishable, such as flowering Chinese cabbage, in a cooling facility within an hour of their harvest to maintain their freshness. Our commitment to product quality control goes beyond production and we are in the process of establishing a barcode-based food traceability system that gives our customers access to food source information. This food traceability system will allow us to track and record movement of our agricultural produce throughout the entire production and distribution process, from receipt of raw materials to cultivation, packaging, storage, shipping and sale. We will place machine readable labels on our products so that they can be automatically scanned, identified and recorded. We currently do not have a reliable estimate as to how much the food traceability system will cost in total or when this system will be implemented as this system is still in the early stage of development.

Customers
Our produce are primarily sold to vegetable wholesalers, institutional customers and supermarket chains. Our customer base has increased from 153 customers in the fiscal year ended March 31, 2009 to 224 customers in the fiscal year ended March 31, 2011. Sales to our top five customers collectively accounted for 27.9%, 27.8% and 20.8% of our revenue in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. No single customer accounted for over 10% of our revenue during the fiscal years ended March 31, 2009, 2010 and 2011. The following table sets forth the breakdown of our revenue by different sales channels both in absolute amount and as a percentage of our total revenue for the periods indicated.

	Fiscal Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	94,537	47.5	137,546	49.0	213,974	32,676	52.6
Institutional customers	77,284	38.8	100,969	36.0	149,131	22,774	36.7
Supermarkets	26,845	13.5	41,235	14.7	43,099	6,582	10.6
Others(1)	329	0.2	762	0.3	568	87	0.1

Total	198,995	100.0	280,512	100.0	406,772	62,119	100.0

(1)	Includes retailers and small distributors who are not our regular customers.
Wholesale
We employ two wholesale approaches: direct sales at wholesale markets and sale to wholesalers at our farms.
Our direct sales at wholesale markets are made at prevailing market prices and are typically settled in cash. Our direct sales force collect first-hand market information on vegetable prices, volumes, qualities, conditions, supply and demand, and other market data on vegetable produce.
In addition, we sell our produce at our farms located in Guangdong and Fujian provinces to wholesalers from various wholesale markets in China. These wholesalers fax in their purchase orders with prices and volumes the day before they wish to purchase the produce, we then confirm their orders with the prices and they then come to our farms to pick up their purchases the following day and sell the produce at these wholesale markets to vegetable retailers and traders. Our sales to wholesalers are made at prevailing market prices and are primarily settled in cash at our farms or by wire transfer.
While we focus our wholesale operations in southern China, from time to time we sell our produce to customers in northern China when vegetable prices there are significantly higher than those in the southern China market, to the extent that the difference in prices exceeds the additional shipping and packaging costs that we may incur.
Institutional customers
We sell our produce to institutional customers such as export traders, food processing companies and large company canteens and large logistic traders. We typically do not enter into long-term supply contracts with our institutional customers. Pricing of produce sold to food processing companies and export traders is negotiated between the parties taking into account the market price trend at the time when the purchase orders are placed. Pricing of produce sold to large company canteens and large logistic traders is determined based on purchase orders placed on a monthly basis. Sales to institutional customers are settled in cash or by wire transfer.
Supermarket chains
We also sell our produce to supermarket chains in China and Hong Kong, including Walmart, the top three Hong Kong based supermarket chains, namely, Wellcome, ParknShop and Vanguard, as well as the PRC-based supermarket chain New Hua Du. We started selling our produce to leading Hong Kong supermarkets in 2006.
We either make direct sales to supermarket chains or sell our produce in these supermarket chains on a concessionaire basis. In direct sales, we sell our produce to supermarket chains, which in turn sell them to consumers. In concessionaire sales, supermarket chains allow us to sell our produce to consumers directly in their stores and we pay concessionaire fees to these supermarket chains. The pricing terms in both direct sales and concessionaire sales are based on the prevailing market price. In direct sales, the supermarket chains place purchase orders with terms on prices and volumes in advance of delivery. The concessionaire fees we pay to supermarket chains in connection with our concessionaire sales vary among different supermarket chains. We typically do not enter into fixed-price long-term supply contracts with our supermarket chain customers.

Our distribution staff deliver our vegetables on scheduled dates in agreed volumes to the logistic centers of supermarket stores in Hong Kong and to large supermarket and hypermarket stores in China. In addition, we have set up stalls at selected ParknShop and Vanguard stores to sell our produce marked with our brand “Scarecrow” and other trademarks and we deploy our sales personnel to these stalls to promote our produce to end consumers. Walmart has allowed us to set up stalls marked with our name at its selected stores in China to sell our produce.
Our sales to supermarket chains are primarily settled by wire transfer. From time to time we offer our supermarket chain customers credit terms within a period of 60 days from the day of delivery. We decide on the length of credit terms based on price and the size of the purchase orders.
Sales, Marketing and Distribution
We believe we attract and retain our customers through the quality and safety of our produce and the reliability of our supply. We have built a good reputation among wholesalers, institutional customers and supermarket chains for consistently delivering high-quality, fresh vegetables.
As of March 31, 2011, we had over 65 sales and marketing personnel in Hong Kong and 23 sales and marketing personnel in China. We divide our sales and marketing personnel into four teams based on different sales channels. We also set sales objectives for our sales personnel and reward them for achieving these objectives to keep them sufficiently incentivized.
We conduct thorough and extensive market research and plan our sales and marketing efforts based on the market information and our business strategies. We study evolving market demands and consumer preferences to develop new crop varieties to increase our sales and profitability.
We intend to strengthen our sales and marketing efforts in southern China and expand sales of our produce to the Yangtze River delta, an affluent area with growing demand for high-quality fresh vegetables.
Our wholesale customers pick up our vegetables at our farms and cover their own transportation costs. We also deliver our produce to wholesale markets and other customers such as supermarkets, large retailers and customers in Hong Kong by rented trucks.
Supplies and Utilities
Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. We primarily source our raw materials from domestic suppliers. We also purchase imported seeds from overseas suppliers’ domestic distributors. Our raw materials are readily available at reasonable, stable cost and we do not intend to enter into long-term contracts with any of our suppliers. There has not been any production interruption due to supply shortage since we commenced our operations. In the fiscal year ended March 31, 2011, none of our raw material suppliers accounted for over 5% of our total raw materials procurement.
We use spring water or drill wells in our farmland to source water to irrigate our crops. Other utilities such as electricity and diesel are in ample supply at reasonable cost where our farms are located.
Competition
The fresh vegetable production industry in China is highly fragmented and intensively competitive with a very large number of participants including individual farmers and private vegetable production companies. We compete for market share mostly with numerous unorganized individual farmers. Among companies engaged in vegetable plantation business, large private vegetable production companies are the leading players. We also compete with smaller regional and local vegetable producers and individual farmers. Competition is primarily affected by product selection, product quality, food safety, reliability of supply, brand recognition and perception, distribution capability, pricing and the ability to satisfy changing customer preferences through innovative product offerings. The level of competition may affect our ability to control our prices, and subsequently our profit margins and results of operations.

Our ability to compete successfully in the vegetable production business largely depends on our ability to consistently deliver high-quality, fresh vegetables of desirable color, aroma, freshness, texture, flavor and nutritional value. We need to further expand our production scale and enhance our product offerings in order to compete with competitors successfully.
Intellectual Property
Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. As of March 31, 2011, we owned two registered trademarks in China for our logos. We also use three other unregistered trademarks, “Land V,” “FDC” and “Scarecrow,” on our packaged vegetables.
Insurance
We maintain insurance for workplace injuries, office equipment and premises in Hong Kong and certain vehicles in China. We do not have insurance coverage on our other assets (including biological assets), inventories, business and product liability, interruption of business or key-employees. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business— We have a limited insurance coverage in China.”
Environmental Matters
Our agricultural operations are subject to a broad range of evolving environmental laws and regulations in China. We place strong emphasis on environmental protection in conducting our business and adopt horticultural methods and processes that are in accordance with the green food production standards promulgated by the Ministry of Agriculture of China. These standards limit the amount of pesticide, fertilizer, veterinary drug and addictive that can be used in agricultural production to prevent any toxic or harmful matters from contaminating the products and the environment to ensure environmental and product safety. In order to protect soil fertility, we also practice crop rotation which helps prevent nutrient loss of our farmland. We deliver plastic film waste to professional recycling plants for processing.
Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns, however, are inherent in most major agricultural operations, and there can be no assurance that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, could result in increased compliance cost. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.”
Regulations
This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China.
Agriculture Law
The PRC Agriculture Law sets forth various principles and measures designed to ensure the steady development of China’s agricultural industry. These include registration or licensing requirements for the production or the use of agricultural production materials, such as farm chemicals, seeds, fertilizers, that may affect the health of human beings or animals.
Laws and Regulations Relating to Agricultural Products
Agricultural Product Quality Safety Law
The PRC Agricultural Product Quality Safety Law seeks to ensure the quality and safety of agricultural products, maintain the health of the general public and promote the development of agriculture and rural economy. “Agricultural products” refers to primary products sourced from agriculture, including plants, animals, microorganisms and their products obtained from agricultural activities.
The Agricultural Products Quality Safety Law provides for requirements relating to quality of agricultural products to ensure human health and safety. The state has established and continues to improve a system of agricultural product quality safety standards with compulsory technical specifications. To prevent the impairment of quality and safety of products, agricultural producers are required, in accordance with the relevant laws and regulations, to make reasonable use of agricultural raw materials, strictly comply with the regulations on the implementation of safe application intervals and periods when agricultural lands are required to lay fallow.

Agricultural enterprises are required to maintain production records of the application of agricultural raw materials, the harvest date of produce, the occurrence of plague and insect pests, if any, and extermination measures taken. Production records must be kept for at least two years.
Agricultural products for sale must be in compliance with quality and safety standards. Producers may apply for a permit agricultural marks to quality as harm-free agricultural products. Once the quality of their agricultural products meets the quality standards set by the state for high-quality agricultural products, these producers may apply to use the appropriate quality label on agricultural products.
Producers or distributors of agricultural products produced or sold that cause damage to consumers are held liable for compensation and may be subject to administrative penalties. Punitive measures for violations of the Agricultural Product Quality Safety Law include the issuance of rectification orders, stop orders against sale of agricultural products, order for innocuous treatment of the endangering products, confiscation of the sale proceeds thereof, and the imposition of fines. In the event of serious violations, the agricultural product producer or distributor may be subject to criminal liability.
Food Safety Law
The PRC government has strengthened its supervision and regulation over food safety. According to the Special Rules on Strengthening Safety Supervision of Food and Other Products, food producers and distributors are liable for the safety of food products produced or sold, including edible agricultural products, drugs and other products concerning the health and safety of human beings. Food production and distribution activities must comply with the relevant standards and requirements as provided by relevant laws and regulations. Raw materials, food additives and other materials used by food producers in their production must meet legal and industrial standards. If a producer discovers any of its potentially dangerous product that damage human health, the producer must announce such information to the public and recall such product. Violations of these special rules will subject the offenders to different levels of penalties, ranging from confiscating illegal gains, products, equipment, tools and materials used in the production of the substandard products, imposing fines and revoking relevant productions permits. Severe violations could be criminal offenses.
Under the PRC Food Safety Law enacted on February 28, 2009 and its implementation regulations enacted on July 20, 2009, the quality and safety of edible agricultural products is governed by the Agricultural Product Quality Safety Law. The PRC Food Safety Law applies to the formulation of quality and safety standards and disclosure of safety related information of the edible agricultural products.
Food Export
Under the Measures for the Administration of Export Food Hygiene of the PRC (Provisional), manufacturers who export food products must register with the provincial administration of import-export inspection and quarantine. Food products that do not undergo export inspection or fail export inspections are not allowed to be exported.
Furthermore, according to the Provisions on the Administration of Hygiene Registration of Export Food Producing Enterprises, enterprises that produce, process or store export foods must register with the authority of the PRC State Certification and Accreditation Administration on the national level or the local administration of import-export inspection and quarantine.
Under the Notice on Strengthening Administration of the Inspection and Quarantine Registration of the Production Bases of Raw Materials for Exported Plant-derived Food, all production bases that provide raw materials for exported plant-derived foods must complete the relevant inspections and quarantine registrations. Raw materials from any unregistered production bases are not allowed to be used to process the exported plant-derived food. Since January 1, 2009, all raw materials of vegetables and edible mushrooms to be exported should be from the registered production bases.
According to the Administration Methods of Inspection and Quarantine on Vegetables Exporting to Hong Kong and Macau promulgated on April 19, 2002, a registration system is implemented for vegetable farms and markets by the inspection and quarantine authorities for vegetables exported to Hong Kong and Macau. No vegetables from unregistered farms or markets can be exported to Hong Kong or Macau.
On November 1, 2009, the Administration Methods of Inspection and Quarantine on Vegetables Exporting to Hong Kong and Macau was abolished. It was replaced by the Administration Methods on the Inspection and Quarantine Supervision on Vegetables Exporting to Hong Kong and Macau promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC. Under the new administration measures, inspection and quarantine authorities are to set up a registration system to administer vegetables production bases and processing enterprises for vegetables exported to Hong Kong and Macau. Except for vegetables that fall under the minority vegetable category prescribed by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, all vegetables production bases and processing enterprises must register with the authorities. No vegetables from the unregistered production bases are allowed to be exported to Hong Kong or Macau. “Production bases” refers to the planting locations of vegetables exported to Hong Kong and Macau; “processing enterprises” refers to enterprises engaging in vegetables purchase and primary processing for export to Hong Kong and Macau; and “minority vegetable category” refers to vegetables exported to Hong Kong and Macau with few daily supplies and not eligible for the production base registration.
Quality Marks on Agricultural Product
According to the Agricultural Product Quality Safety Law, producers of agricultural products may apply for the use of “harm-free” marks on their agricultural products. They may use this quality mark on their products if the agricultural products comply with the standards prescribed by the state for high-quality agricultural products.
According to the Administration Measures on the Harm-free Agricultural Products, the harm-free agricultural products may be authenticated by two methods, namely origin authentication and product authentication. The authentication takes into account the conformity of plantation environment, processing procedures and product quality with the relevant state standards and specifications. The producers may use harm-free marks on their agricultural products after obtaining the relevant authentication certificates.
According to the Administration Measures on Green-food Marks, without the examination and approval of the competent authorities, no person may use green-food marks on agricultural products.
According to the Administration Methods on Organic Production Authentication, food producers may only use the organic marks after obtaining the organic product certificates. These marks may be used on certain products that fall within the stipulated scope and quantity as prescribed by the organic product authentication certificates.
Land Use Rights
Collective-owned Agricultural Land in Rural Areas
According to the PRC Law on Land Administration, all lands in the PRC are either state-owned or collectively owned. Generally, lands in the urban areas of a city or town are state-owned, whereas lands in the rural areas of a city or town and all rural lands are, unless otherwise specified by law, collectively owned. When required, the state has the right to reclaim the collectively owned lands in accordance with law if such reclaim is beneficial to the public. For individuals, businesses and other organizations granted with the land use rights of state-owned or collectively-owned agricultural land, they are permitted to hold, lease and develop these lands.
Title Certificate of Collective-owned Land
According to the PRC Law on Land Administration, land located within a village or rural collective economic organization is owned as a whole by the farmers of the village or rural collective organization collectively, except for those stipulated by laws as being owned by the State, are collectively owned by rural residents. The government at the county level must register and maintain a record of the collectively owned lands, and issue “collectively-owned land ownership certificates” for farmland or “forest title certificates” for forestlands to evidence and certify the ownership of the lands concerned. Lands collectively owned by rural residents are contracted to and operated by members of the respective village or rural collective economic organization for various uses such as plantation, forestry, livestock husbandry or fishery productions.
Rural Land Contracted Operation Rights
Under the Law of the Peoples Republic of China on Land Contract in Rural Areas, or Land Contract Law, land in rural areas includes arable land, forestland and grasslands and other lands for agriculture use owned collectively by the farmers and by the State. The State applies the contractual management system in respect of lands in rural areas. These land contracts take the form of household contracts within the rural collective economic organization. Land that is not suitable for household contracts such as barren mountains, gullies, hills and beaches may be contracted in forms such as bid invitation, auction and public consultation. Anyone entering into a household contract must be a farmer household of the relevant rural collective economic organization. The term of the contracts is 30 years for arable land, 30 to 50 years for grassland, and 30 to 70 years for forestland.

A local villagers’ committee or rural collective economic organization is designated to operate and manage the rural land collectively owned by all the farmers within that village or rural collective economic organization. The local villagers’ committee or rural collective organization must enter into written contract with the farmer households granting the farmer households the right to operate the rural land. The contract becomes effective on the signing date and the farmer household is entitled, on the same date to obtain the land contracted operation rights. Local governments at or above the county level issue to the farmer households the “land contracted operation right certificates” for farmland or the “forest title certificates” for forestland to evidence the rural land contracted operation right. The rural land contracted operation right obtained through the household contract may be transferred through subcontracts, leases, exchanges or other means as prescribed under PRC law, provided that certain approvals and procedures have been complied with. However, if the farmer households transfer or assign the rural land contracted operation right before obtaining the land contracted operation right certificates, other farmers of the village or rural collective economic organization have the right to claim the transfer or assignment invalid.
The farmer households who have obtained the rural land contracted operation have the right to decide whether to transfer or assign the rural land contracted operation right and the means of transfer or assignment. Under equal conditions, members of the same village or rural collective economic organization should enjoy preemptive rights. Such preemptive rights must be claimed within a reasonable period after the issuance of the written announcement of transfer or assignment, or in case of no written announcement, within two months after the land has been used by other persons or entities outside the local village or collective economic organization. The preemptive rights will not be supported by the court if not claimed within the stipulated time period. Where the rural land contracted operation right is transferred or assigned by way of subcontracts, leases, exchanges or other means, the parties must enter into a written contract and such transfer must be filed with the local villagers’ committee and government for registration.
Environmental Protection Regulations
We are subject to a variety of governmental regulations related to environmental protection. The environmental regulations applicable to us primarily include the PRC Environmental Protection Law, the PRC Water Pollution Prevention and Control Law, the Implementation Rules of the PRC Water Pollution Prevention and Control Law, the PRC Air Pollution Prevention and Control Law, the Implementation Rules of the PRC Air Pollution Prevention and Control Law, the PRC Solid Waste Pollution Prevention and Control Law.
According to the Environment Impact Appraisal Law, to commence production which may potentially lead to environmental pollution during the course of production, an environmental impact appraisal report or form should be prepared to provide a complete and detailed evaluation of the potential pollution as well as the impact on the environment. Such environmental impact appraisal report or form should be submitted to the environment protection authorities for approval.
Furthermore, according to the Administrative Measures for Environmental Protection Inspection and Acceptance Concerning Construction Project Completion, no production activities should be commenced before the inspection and acceptance report for environmental protection is examined and approved by the competent environmental protection authorities.
Foreign Currency Exchange
Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and
•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.
Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the Ministry of Commerce and the State Reform and Development Commission and registration with the SAFE.
Dividend Distribution
The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:
•	Wholly Foreign Owned Enterprise Law (1986), as amended; and
•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors or executive director of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under the Foreign Exchange Administration Rules and the relevant regulations on foreign currency transactions, an FIE must obtain a tax clearance before it can remit dividends abroad. Moreover, an FIE may not distribute any dividends if it has “uncompensated losses” accumulating from prior years, as calculated under PRC accounting standards and regulations.
Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005 and became effective on November 1, 2005, (i) a person residing in the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local provincial branch of the SAFE before it establishes or controls a SPV for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local provincial branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local provincial branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.
Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.”
On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the NASDAQ Global Select Market.
Regulations on Overseas Listing
On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.
On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Trend Associates, that CSRC approval is not required in the context of our initial public offering because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, our initial public offering, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China — If the approval of the China Securities Regulatory Commission was required in connection with our initial public offering in November 2010, we could be subject to sanctions, fines and other penalties. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.”
C. Organizational Structure
The following diagram illustrates our corporate structure as of June 30, 2011.

D. Property, Plant and Equipment
Our principal executive offices are located in Hong Kong.
As of March 31, 2011, we operated 10 production bases with an aggregate area of 20,402 mu (1,360 hectares) in Fujian, Guangdong and Hebei provinces in China, mostly through leases of operation rights from local villagers’ committees, farmer households or local governments. The terms of these leases range from 10 years to 20 years. Our production bases typically consist of farms, processing and storage facilities, offices and employee lodges. We have a research center and a plant tissue culture center in Langqi, Fujian province.
We own a storage base with a total area of 7,970 square meters in Fujian province and a logistic base with an aggregate area of 5,500 square meters in Liaoning province.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Overview
We are one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables.
We sell over 100 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard. Sales to wholesalers are our largest revenue contributor and accounted for 47.5%, 49.0% and 52.6% of our total revenue in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.
We operated 10 farms with an aggregate area of 20,402 mu (1,360 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of March 31, 2011. Nine of our farms, with an aggregate area of 16,420 mu (1,095 hectares), are located in Fujian and Guangdong near our target markets in southern China, which offers a favorable climate for year-around crop cultivation. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending March 31, 2012, we expect to add approximately 4,500 mu (300 hectares) of arable land in areas adjacent to existing production bases in Fujian and Guangdong and increase our greenhouse land area by approximately 3,700 mu (247 hectares) to 10,500 mu (700 hectares). As of the date of this annual report, we expect to incur RMB320 million to expand our production bases and increase our greenhouse land area in the fiscal year ending March 31, 2012. We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. As of March 31, 2011, our greenhouses covered approximately 33.2% of our total arable land. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation thus improves our revenue per mu, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.
In the fiscal years ended March 31, 2009, 2010 and 2011, our revenue was RMB199.0 million, RMB280.5 million and RMB406.8 million ($62.1 million), respectively, representing a CAGR of 43.0%. Our profit for the year increased from RMB60.4 million in the fiscal year ended March 31, 2009 to RMB110.2 million in the fiscal year ended March 31, 2010, and to RMB133.4 million ($20.4 million) in the fiscal year ended March 31, 2011, representing a CAGR of 48.6%.

Financial Overview
Revenue
We derive substantially all of our revenue from the sale of fresh vegetables. Our revenue increased from RMB199.0 million in the fiscal year ended March 31, 2009 to RMB280.5 million in the fiscal year ended March 31, 2010 and to RMB406.8 million ($62.1 million) in the fiscal year ended March 31, 2011.
Our revenue-per-mu increased from RMB11,167 per mu (RMB167,507 per hectare) for the fiscal year ended March 31, 2009 to RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010 and to RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011. The increase in our revenue-per-mu during these periods was primarily attributable to the increase in the greenhouse coverage, the increase in the size of our arable land in southern China (which is more productive compared to northern China), the improvement in our horticultural know-how, our effective production planning and our ability to adjust our product mix to achieve higher prices. As of March 31, 2009, 2010 and 2011, a total of 3,117 mu (208 hectares), 4,420 mu (295 hectares) and 6,779 mu (452 hectares) of our arable land was covered by greenhouses, respectively, accounting for 18.9%, 23.4% and 33.2% of our total arable land for each period, respectively. The size of our arable land amounted to 16,525 mu (1,102 hectares), 18,850 mu (1,257 hectares) and 20,402 mu and (1,360 hectares) as of March 31, 2009 and 2010 and 2011, respectively.
We sell fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. The following table sets forth a breakdown of our revenue by sales channels, in absolute amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	$	%
	(In thousands)
Wholesalers	94,537	47.5	137,546	49.0	213,974	32,676	52.6
Institutional customers	77,284	38.8	100,969	36.0	149,131	22,774	36.7
Supermarkets	26,845	13.5	41,235	14.7	43,099	6,582	10.6
Others(1)	329	0.2	762	0.3	568	87	0.1

Total	198,995	100.0	280,512	100.0	406,772	62,119	100.0

(1)	Includes retailers and small distributors who are not our regular customers.
Sales to wholesalers were our largest revenue contributor in the fiscal years ended March 31, 2009, 2010 and 2011. Sales to wholesalers grew from RMB94.5 million in the fiscal year ended March 31, 2009 to RMB214.0 million ($32.7 million) in the fiscal year ended March 31, 2011, representing a CAGR of 50.4%. The faster growth of our sales to wholesalers was primarily attributable to (i) the successful implementation of our strategy to adjust our product mix to meet the increasing local and regional demand for high-quality fresh vegetables in the PRC domestic market, and (ii) the increasing recognition of our corporate brand in the wholesale market.
Most of our sales to institutional customers are made to export traders, who purchase vegetables from us and resell them in the overseas markets. Our institutional customers also include produce processing companies, large company cafeterias and large logistic traders. Sales to our top five institutional customers by revenue accounted for 59.1%, 60.6% and 48.8% of our total sales to institutional customers in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.
We also sell our produce to supermarket chains in Hong Kong and China, with Hong Kong sales constituting a major portion of the supermarket sales. Sales to supermarket chains grew from RMB26.8 million in the fiscal year ended March 31, 2009 to RMB43.1 million ($6.6 million) in the fiscal year ended March 31, 2011, representing a CAGR of 26.7%.
From time to time, we also purchase certain vegetables that we do not produce from third parties to fulfill the diverse demand of the customers of our concessionaire supermarket sales points in Hong Kong.
Our customer base has increased from 153 customers in the fiscal year ended March 31, 2009 to 224 customers in the fiscal year ended March 31, 2011. Sales to our top five customers collectively accounted for 27.9%, 27.8% and 20.8% of our revenue in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. No single customer accounted for over 10% of our revenue during any of the fiscal years ended March 31, 2009, 2010 or 2011.

Cost of inventories sold
Our cost of inventories sold comprises (1) direct materials such as seeds, fertilizers and pesticides, (2) labor costs associated with our cultivation activities, (3) manufacturing expenses of our farmland facilities such as rents, salaries for administrative staff, utilities and depreciation, (4) costs associated with the purchase of certain vegetables that we do not produce from third parties to fulfill the diverse demand of the customers of our concessionary supermarket sales points in Hong Kong, and (5) biological assets fair value adjustment at the point of harvest.
Our cost of inventories sold was RMB174.3 million, RMB238.3 million and RMB357.2 million ($54.5 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.
Although adjusted cost of inventories sold (cost of inventories sold before biological assets fair value adjustment) is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure.
Our adjusted cost of inventories sold increased from RMB75.7 million in the fiscal year ended March 31, 2009 to RMB102.6 million in the fiscal year ended March 31, 2010, and to RMB138.9 million ($21.2 million) in the fiscal year ended March 31, 2011, in line with increased revenue.
Our direct material costs are affected by our production volume, the cost of agricultural inputs, our product mix, our plantation model and our horticultural know-how. Greenhouse production, as compared to open field production, typically results in more efficient utilization of inputs such as seeds, fertilizers and other growing materials. As such, material costs as a percentage of revenue decreased. At the same time, our seed costs increased due to (1) more plantation of higher value solanaceous products which typically have more expensive seeds as well as (2) shorter production cycles which increases the number of plantings. As most of our fertilizers are organic fertilizers and the prices of organic fertilizers are less volatile compared to those of chemical fertilizers, the costs of our fertilizers did not materially change during the past three fiscal years ended March 31, 2011.
Our business is labor intensive. As of March 31, 2011, we indirectly hired 2,569 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market in the PRC and an emerging trend of shortage of labor supply in China. Furthermore, labor costs have been increasing in China in recent years and may continue to increase in the near future. Our labor costs amounted to RMB16.3 million, RMB22.6 million and RMB35.0 million ($5.3 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, accounting for 8.2%, 8.1% and 8.6% of our revenue during the respective period. We do not expect that the overall tightening of the labor market will have a material adverse effect on our expansion plans, as our standardized production process can be easily followed by farm workers with minimal skills, allowing us to hire farm workers from a large labor pool. However, an increase in labor costs will increase our business operation costs and our financial position may be adversely affected.
Our manufacturing expenses are primarily affected by our greenhouse expansion. Higher greenhouse coverage will lead to higher depreciation and lower fixed costs such as rent and farm overhead as a percentage of sales. Land rents have been increasing in China in recent years and may continue to increase in the near future. We do not expect that increasing land rents have a material adverse effect on our cost structure as our productivity as measured by revenue per mu increases due to higher greenhouse coverage.
Purchases of third party produced vegetables have declined as our Hong Kong business grew slower than our mainland China business.
Biological Asset Fair Valuation and Its Impact on Cost of Inventories and Results of Operations
As a company primarily engaged in agricultural activities, we have adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in the measurement of biological assets and agriculture produce. IAS 41 applies to biological assets, such as living plants related to managed agricultural activity that are in the process of growing, degenerating, regenerating and/or procreating and that are expected to eventually result in agricultural produce, as well as agricultural produce at the point of harvest. Our biological assets represent the growing crops, including vegetables, fresh fruits, tea trees and fir trees in our various production bases in China.
We recognize in our income statements the changes in the fair value less costs to sell of biological assets, which include the agricultural produce (vegetables and fruits) harvested during the reporting period and the vegetables and trees on the farmland at each reporting period end. In addition, cost of inventories sold represents the deemed cost of the agricultural produce based on the fair value less costs to sell at the point of harvest. Costs to sell are the incremental costs incurred in selling the agricultural produce. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets in their present locations and condition is determined based on the current market price of these biological assets. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value of our biological assets in their present locations and conditions is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops.

Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. For agricultural produce harvested and sold during the year, the fair value adjustment included in the cost of inventories sold represents the total changes in fair value less costs to sell for that particular agricultural produce, which include the fair value gain or loss that arose in both the current and the prior periods, and therefore differ from the amount of changes in fair value less costs to sell related to crops harvested during the year.
The gain or loss arising from the changes in fair value less costs to sell of our biological assets are partially offset by the corresponding gain or loss included in the cost of inventories sold, to the extent that the agricultural produce is sold, as the harvested agricultural produce is also stated at the fair value less cost to sell at the point of harvest. In line with our expansion of production, our changes in fair value less costs to sell of biological assets amounted to RMB97.3 million, RMB152.7 million and RMB241.9 million ($36.9 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, which was offset by the fair value adjustments included in the costs of inventories sold of RMB98.6 million, RMB135.7 million and RMB218.3 million ($33.3 million), for the years ended March 31, 2009, 2010 and 2011, respectively.
As a result, our cost of inventories sold after biological assets fair value adjustment represented the agricultural produce sold during the year at their fair value less costs to sell at the point of harvest, and have increased in line with the increase in our revenue, amounting to RMB174.3 million, RMB238.3 million and RMB357.2 million ($54.5 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.
The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological asset fair value adjustments to our results of operations.

	Year ended March 31,
	2009	20010	2011
	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(98,627)	(135,712)	(218,348)	(33,344)
Changes in fair value less costs to sell of biological assets	97,343	152,743	241,896	36,940

Net impact	(1,284)	17,031	23,548	3,596

The net impact of the biological assets fair value adjustment represents the net increase or decrease in the gain in fair value less cost to sell of crops on our farmland at the current reporting year end compared to the immediately preceding reporting year end.
The net impact of biological asset fair value adjustments is primarily driven by:
•	the volume of crops on the land at the period ends;
•	the product mix of the crops on the land at the period ends; and
•	the market prices at the period ends of different products.
We plant different types of vegetables with different yields and selling prices during different periods. The net impact of biological assets fair value adjustment for each reporting period is attributable to the comparison of the adjustment to record our unharvested biological assets at fair value at the beginning of the reporting period and such fair value adjustment related to our unharvested biological assets at the end of the reporting period. As the quantity, product mix and market prices at the beginning and end of each reporting period are different, it is not meaningful to discuss the net impact of biological asset fair value adjustments of the reporting period by comparing different products’ prices and yields.

Changes in fair value less costs to sell of biological assets reported in each period include the biological assets fair value gain or loss arising from both (1) crops harvested during the period and (2) growing crops on the farmland at the period end. The growing crops on the farmland at the period end will be carried forward to future reporting periods and as the crops are harvested and sold, the related biological assets fair value gain or loss up to point of harvest is included in the determination of cost of inventories sold for the period in which the inventory is sold. The factors driving the changes in fair value less costs to sell relating to harvested crops or growing crops are generally the same, such as product mix and the market prices of different types of crops at the time of harvest or at period end. Furthermore, because the growth cycle of our crops is generally less than one year, the time factor is insignificant and it would not be meaningful to discuss the drivers separately. We believe the separate preparation of the two components of the changes in fair value less costs to sell, together with the discussion of the costs of inventories sold (including the effect of the biological assets fair value adjustment), provide relevant and useful financial information for the various stages of our agricultural production cycle.
Key Factors Affecting Our Results of Operations
Revenue-Per-Mu
The key metric used by our management in evaluating our financial performance is revenue-per-mu, or the revenue that a unit measure of arable land generates. Revenue-per-mu is determined by our production yield, defined as the production output that a unit measure of arable land generates, and the price at which we can sell our produce. Our revenue-per-mu was RMB11,167, RMB15,497 and RMB21,226 ($3,241) in the fiscal years ended March 31, 2009, 2010 and 2011.
Production yield
Our production yield was 3.9 tonnes, 5.4 tonnes and 6.4 tonnes per mu in the fiscal years ended March 31, 2009, 2010 and 2011. Our production yield is affected by various factors, primarily our greenhouse coverage, our horticultural know-how and our production planning. Our production yield has been significantly enhanced by our greenhouse cultivation. Greenhouses increase production output by allowing crops to grow faster and year round and protecting crops from extreme weather conditions, such as typhoons and windstorms. As of March 31, 2009, 2010 and 2011, a total of 3,117 mu (208 hectares), 4,420 mu (295 hectares) and 6,779 mu (452 hectares), respectively, of our arable land was covered by greenhouses, accounting for 18.9%, 23.4% and 33.2% of our total arable land for each period, respectively.
We have been able to further increase our production yield by applying advanced cultivation techniques at each step of the cultivation process to improve soil productivity, enhance crop nutrient content and minimize crop diseases, pests and weeds. Relying on our greenhouse cultivation, horticultural know-how and our effective production planning, we are able to schedule and control crop plantation and harvest to meet higher—priced off-season demand. We intend to further increase our production yield by continuing to increase our greenhouse coverage and enhance our horticultural know-how.
Product mix
Greenhouses create a more favorable and controlled growing environment, which allows us to grow more solanaceous vegetables. Solanaceous vegetables are typically much more difficult to grow compared to leafy vegetables and root crops, and as a result, they can be sold for higher market prices than those of leafy vegetables and root crops. As we are expanding our greenhouse coverage, we expect solanaceous vegetables of higher value grown in greenhouses will constitute a larger share of our total revenue. Solanaceous vegetables are also less labor intensive compared to leafy vegetables, which further improves our profit margins.
Product pricing
The prices of our produce are determined by several factors, including general economic conditions, market competition, weather conditions, seasonal factors, sales channels and most importantly, the supply of and demand for different types of vegetables.
The price of a particular type of vegetable is volatile and fluctuates depending on seasonal factors, the distance between vegetable farms and markets, the supply of and demand for it in the marketplace throughout the year, which in turn depends on weather conditions, including level of precipitation, temperature and other extreme weather conditions, local preferences and festivities. We focus on cultivating high-value vegetables during off-season periods, and through careful production planning and the use of advanced horticultural know-how to control the crop cycle, seek to sell them during the periods in which they are most in demand to achieve higher prices and profits.
Size of Arable Land
Our total production capacity depends to a large extent on the size of our arable land. As of March 31, 2011, a total of 20,402 mu (1,360 hectares) of arable land, compared to 16,525 mu (1,102 hectares) as of March 31, 2009 and 18,850 mu (1,257 hectares) as of March 31, 2010 were leased and either in operation or under construction by us. As land is a precious commodity in China, while we seek to increase our arable land, we have also been building greenhouses extensively to improve our production yield and grow our total production capacity. Our production output increased from 69,240 tonnes in the fiscal year ended March 31, 2009 to 98,076 tonnes in the fiscal year ended March 31, 2010 and to 123,294 tones in the fiscal year ended March 31, 2011, representing a CAGR of 33.4%.

We source most of our land from farmer households, local villagers’ committees or local governments. Although China is one of the largest countries in the world by land area, the arable land area as a percentage of total land is small. In addition, arable land in recent years has been increasingly scarce due to extensive urbanization and property development. Sourcing arable land in China has been highly competitive because of the increased demand for land for agricultural and other uses. Because the supply of arable land that can be leased from the farmers is limited, competition is fierce in obtaining such leases.
Market Demand
Our ability to increase production and grow our revenue is driven in part by the increasing demand in China for safe and high-quality fresh vegetables. We currently target the Guangdong, Fujian and Hong Kong markets, which have demonstrated a strong demand for fresh vegetables.
Operating Costs and Expenses
The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total revenue for the periods indicated.

	Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Packing expenses	15,620	7.8	18,281	6.5	28,248	4,314	6.9
Land preparation costs	9,755	4.9	12,434	4.4	20,800	3,176	5.1
Research and development expenses	5,855	2.9	6,519	2.3	7,298	1,114	1.8
Selling and distribution expenses	10,097	5.1	18,207	6.5	24,949	3,810	6.1
Administrative expenses	17,900	9.0	25,059	8.9	68,978	10,534	17.0
Other expenses	3,980	2.0	3,404	1.2	6,070	928	1.5
Packing expenses. Our packing expenses primarily consist of materials utilized to pack our vegetables, labor costs and various expenses associated with our packing and processing facilities. Our packing expenses were RMB15.6 million, RMB18.3 million and RMB28.2 million ($4.3 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, representing 7.8%, 6.5% and 6.9% of our revenue in those respective periods. The increase in our total packing expenses was primarily due to the increase in sales and an increase in packing material consumed. In general, produce sold to institutional and supermarket customers entail higher packing expenses than those sold to the wholesale market. Packing expenses, as a percentage of revenue, decreased in the fiscal year ended March 31, 2010, because wholesale customers contributed to an increased proportion of total sales, from 47.5% in the fiscal year ended March 31, 2009, to 49.0% in the fiscal year ended March 31, 2010, and we achieved better economies of scale in our packing facilities. Although wholesale customers further increased as a proportion of total sales to 52.6% in fiscal year ended March 31, 2011, more packing materials were consumed in the fiscal year 2011 due to (1) our effort to enhance our brand awareness, (2) better packaging used to enhance the selling price, and (3) more long-distance transportation.
Land preparation costs. We leave parts of our farmlands uncultivated in between plantation cycles to improve soil quality, and recognize expenses associated with the uncultivated land during these periods. Furthermore, some of the parcels of land we lease are not used for plantation immediately after we rent them. We record the rent, the depreciation of facilities on the land, and other miscellaneous costs relating to preparing these land parcels as an expense. We expect this expense to increase as we continue to expand our production and lease more land, which will result in additional losses associated with land before plantation, in non-cultivation periods and in between growing seasons.
Research and development expenses. We incur research and development expenses in connection with our research and development activities focusing on developing more effective cultivation techniques, improving produce quality and increasing production yield. Our research and development expenses consist primarily of:
•	direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials;
•	salaries and related expenses for research and development personnel;
•	rent for our research facilities; and
•	depreciation.

Our research and development expenses were RMB5.9 million, RMB6.5 million and RMB7.3 million ($1.1 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, representing 2.9%, 2.3% and 1.8% of our revenue in those respective periods. Out of these research and development expenses, RMB2.5 million, RMB1.2 million and RMB Nil ($ Nil) was incurred in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, in connection with our research and development projects to grow tomatoes in southern China. We anticipate that our research and development expenses will increase as we continue to experiment with new horticultural know-how, new varieties and new plantation models.
Selling and distribution expenses. Our selling and distribution expenses primarily consist of transportation expenses to transport vegetables from our farms to their points of sale, salaries, employee benefits, bonuses and related expenses for our sales and marketing staff, concessionaire fees and rebates paid to the supermarkets in Hong Kong to sell our produce in these supermarkets, packaging and loading expenses, and advertising expenses and concessionaire fees paid to the supermarkets to sell our produce in these supermarkets. Our selling and distribution expenses were RMB10.1 million, RMB18.2 million and RMB24.9 million ($3.8 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, representing 5.1%, 6.5% and 6.1% of our revenue in those respective periods. We expect our selling and distribution expenses to increase as we plan to strengthen our brand building efforts and expand and broaden our sales, marketing and distribution network and enter new markets.
Administrative expenses. General and administrative expenses primarily consist of the following:
•	salaries, bonuses and benefits for our administrative and management personnel;
•	auditing fees and legal and other professional fees; and
•	travel and other expenses associated with our corporate and administrative activities.
Our administrative expenses were RMB17.9 million, RMB25.1 million and RMB69.0 million ($10.5 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, representing 9.0%, 8.9% and 17.0% of our revenue in those respective periods. The significant increase in administrative expenses in fiscal year 2011 was primarily due to (1) the incurrence of initial public offering expenses amounting to RMB20.3 million (including regulatory fees, legal, accounting and other professional advisors fees, and printing costs), and (2) an increase of RMB15.9 million in non-cash share-based compensation expenses relating to option grants. Apart from the one-time initial public offering expenses, we expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs associated with the growth of our business. We also expect to incur additional general and administrative expenses, including compliance related costs to support our future operations as a U.S. listed public company.
Other expenses. Other expenses include expenses associated with natural disaster losses for crops on exposed lands, losses associated with the disposal of fixed assets, profit and loss adjustments for previous years, and so forth.
Taxation
The Cayman Islands, the British Virgin Islands and Hong Kong
Under the current laws of the Cayman Islands and the British Virgin Islands, or the BVI, we and our subsidiaries incorporated in the BVI are not subject to any tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in those jurisdictions. No provision for Hong Kong profits tax has been made, as our Hong Kong subsidiaries did not generate any assessable profits in the fiscal years ended March 31, 2009, 2010 and 2011.
PRC
Enterprise Income Tax
According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the PRC statutory income tax rate is 25%. In addition, our PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.
No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the years ended March 31, 2009, 2010 and 2011. In addition, no provision for PRC income tax was made for Land V. Limited (Weifang) which was disposed in March 2009 as it sustained tax losses prior to the disposal.

The financial impact related to reduced tax rates and tax exemptions amounted to RMB17.8 million, RMB32.9 million and RMB48.6 million ($7.4 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Without the preferential tax treatment, the impact on our net income and basic and diluted earnings per ordinary/preferred share for the following periods is as set forth below:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(In thousands, except for per share data)
Profit for the year	17,774	32,906	48,570	7,417
Basic earnings per ordinary/preferred share (in cents)	1.06	1.95	2.43	0.37
Diluted earnings per ordinary/preferred share (in cents)	1.05	1.92	2.35	0.36
As of June 30, 2011, Land V. Ltd (Fujian), Land V. Ltd. (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd., Land V. Agriculture Technology (Huizhou) Co. Ltd. Land V. Agriculture Technology (Zhangzhou) Co. Ltd. and Putian Land V. Group Co., Ltd. have registered with the tax authorities for the tax exemption under the new EIT law. We will apply for such exemptions for our remaining PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”
Pursuant to the new EIT law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. During the fiscal year ended March 31, 2010, Land V. Limited (Liaoyang) declared a dividend of 23.0 million to its immediate holding company, Land V. Limited (Hong Kong). RMB12.1 million of this dividend was distributed from the retained profits of Land V. Limited (Liaoyang) after December 31, 2007 and was subject to 5% withholding tax.
As of March 31, 2011, Land V. Limited (Liaoyang) was in the process of liquidation. During the year ended March 31, 2011, withholding tax of RMB101,000 was paid for the distribution of RMB2,010,000 to be made upon liquidation.
In the fiscal year ended March 31, 2010, Land V. Limited (Hong Kong) disposed of a subsidiary, Land V. Limited (Tianjin), with a gain of RMB2.8 million for PRC tax purposes, which is subject to 10% withholding tax. In the fiscal year ended Mach 31, 2009, Land V. Limited (Hong Kong) disposed of two subsidiaries, Land V. Limited (Weifang) and Land V. Limited (Hangzhou), with a gain of RMB2.0 million for PRC tax purposes, which is subject to 10% withholding tax.
Value-added Tax
In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the value of sales of agricultural and related products at a general rate of 13%. We are required to remit the VAT collected to the tax authority, but may deduct the VAT that we have paid on eligible purchases. Except for Linong Agriculture Technology (Shenzhen) Co., Ltd., our PRC subsidiaries are exempt from VAT since they are engaged in the sales of self-produced agricultural products.
Critical Accounting Policies
We prepare our financial statements in conformity with IFRS, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Fair Value of Biological Assets and Agricultural Produce
Biological assets include vegetables and fruits which are to be harvested as agricultural produce, tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.
We account for biological assets and agricultural produce by applying IAS41 — Agriculture. Under IAS 41, biological assets are measured on initial recognition and at the end of each reporting period at their fair value less cost to sell; agricultural produce harvested from biological assets are measured at its fair value less costs to sell at the point of harvest. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets is determined based on the current market price of these biological assets in their present location and condition. The fair value is determined based on the market price at which our agricultural produce is sold to customers on the date of harvest, adjusted for packing and transportation costs. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops. We estimate that it takes one to ten months to grow our vegetable crops and approximately 3 years to 30 years to grow our trees on the farmland before they can be harvested. For the fiscal year ended March 31, 2011, the revenue contributed by the tree business accounted for less than 0.4% of our total revenue. Costs to sell include all incremental costs directly attributable to the sale of the biological assets. The change in fair value less costs to sell of a biological asset is included in profit or loss of the period in which it arises. We record such gains or losses in our Consolidated Income Statement under “Changes in fair value less costs to sell of biological assets.”
The determination of fair value of biological assets and agricultural produce requires us to make complex and subjective estimates and assumptions about the expected production output and market price of crops on the land.
We engaged Jones Lang LaSalle Sallmanns Limited, an independent valuer, to assist us in determining the fair value of biological assets and agricultural produce in the fiscal years ended March 31, 2009, 2010 and 2011. We applied weighted average cost of capital as a discount rate to reflect the risks of the cash flows as how the risks of the cash flows from growing crops should be borne by both the equity holders and the debt holders. In determining the discount rate, we have considered factors including the risk free rate, the market return, the re-levered beta, the size premium and the specific premium. We used 20.67% to 20.86% as the discount rate for orchards and 14.77% as the discount rate for vegetables in the fiscal year ended March 31, 2009, 18.23% to 18.36% as the discount rate for orchards and 14.73% as the discount rate for vegetables in the fiscal year ended March 31, 2010 and 20.14% to 20.26% as the discount rate for orchards and 16.60% as the discount rate for vegetables in the fiscal year ended March 31, 2011. The decrease is discount rates from 2009 to 2010 reflects our decreased risk profile as we gained more experience in the vegetable production industry. In the fiscal year 2011, the increase in discount rates was primarily due to the change in market parameters, such as the increase in interest rate.
Changes in the estimates and assumptions regarding the expected market price, production output and the discount rates in the valuation of our biological assets and agricultural produce could significantly impact the estimated fair values of our biological assets and agricultural produce and, as a result, our net income. For illustration purposes, in the fiscal year ended March 31, 2011:
•	a 5% increase or decrease in the vegetable prices we assumed, in the absence of other changes, will result in an RMB5.1 million ($785,000) increase or decrease in our net change in fair value less costs to sell of biological assets and profit for the year; and
•	an increase or decrease in the average discount rate we used by one percentage point, in the absence of other changes, will result in an RMB481,000 ($73,000) decrease or increase in our net change in fair value less costs to sell of biological assets and profit for the year.
Share Option Valuation
In May 2007, China Linong International Limited, or China Linong, adopted a share option scheme, under which it made option grants on May 23, 2007 to Winsome Group Limited, which is held by certain directors and employees of our company. In April 2009, China Linong adopted another share option scheme, under which it made option grants on April 17, 2009 and March 29, 2010. As of July 17, 2010, 116,010 options granted to directors, 67,000 options granted to employees, and 35,000 options granted to others providing similar services, respectively, were outstanding which were exchanged for 116,010,000, 67,000,000 and 35,000,000 options, respectively, following our restructuring and share swap with China Linong. In August 2010, we adopted our 2010 share incentive plan, under which we have granted options to certain directors, employees and others providing similar services on August 31, 2010.

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee and consultant services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the expense in our consolidated statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans to directors, employees and consultants.
We engaged Avista Valuation Advisory Limited, an independent appraiser, to determine the fair value of options granted to our employees and others providing similar services for the fiscal year ended March 31, 2010 and Vision Standard Group Limited, an independent appraiser, to determine the fair value of options granted to our employees and others providing similar services for the fiscal year ended March 31, 2011. Avista Valuation Advisory Limited and Vision Standard Group Limited applied Black-Scholes pricing model in determining the fair value of the options granted to employees and others providing similar services. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected life at which employees are likely to exercise share options. For expected volatilities, Avista Valuation Advisory Limited and Vision Standard Group Limited made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected life of the option was based on the yield of USD China Sovereign Bond Rate denominated in USD with similar terms in effect at the time of grant.
Avista Valuation Advisory Limited and Vision Standard Group Limited used the income approach to assess our enterprise value at the grant date. Under this method, indications of value have been developed by discounting future free cash flow to the firm to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital (WACC) to reflect the risks of the cash flows. As we were a privately held company at the grant date and the discount rate used was based on WACC for publicly traded comparable companies, Avista Valuation Advisory Limited and Vision Standard Group Limited deducted the interest bearing debts and added back any excess net asset/ liabilities from the enterprise value, and then applied a further discount for lack of marketability to derive the total equity value of our company.
The discount rate for the lack of marketability is 28%, 23% and 17% for the share options granted on April 17, 2009, March 29, 2010 and August 31, 2010, respectively. The determination of the marketability discount rates was based on the study on quantitative marketability discount model published in The CPA Journal and the put option approach (Black-Scholes model).
Under the option pricing method, the lack of marketability discount is determined by the following key parameters or variables as of each grant date:
•	time to expect the liquidity event, i.e. an initial public offering, which is determined based on the management’s expected timing of an initial public offering;
•	company risks associated with holding an investment in an illiquid market, including the required holding return, the growth in underlying value during the holding period and the expected cash flow distributions during the holding period;
•	prevailing risk free rate; and
•	volatility in the underlying security.
To the extent our capital structure was comprised of the ordinary shares and the preferred shares as of the grant date, we adopted the option pricing method to allocate total equity value derived to different classes of shares, in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. This method treats preferred shares and ordinary shares as call options on our total equity value, with exercise prices based on the liquidation preference of the preferred shares. The option pricing method involves making estimate of the expected timing of the potential liquidity event such as the sale of our company or initial public offering, and estimate of the volatility of our equity securities. The expected timing is based on the plan of our board of directors and management.
We measure the fair value of services received in return for share options granted by reference to the fair value of share options granted. Set forth below are the assumptions we applied to calculate the fair value of the options on the grant date using the Black-Scholes pricing model.

	At April 17, 2009	At March 29, 2010	At August 31, 2010
	(Date of Grant)	(Date of Grant)	(Date of Grant)
Fair value at measurement date	$0.02035 – $0.02385	$0.02912 – $0.03209	$0.04571 – $0.04862
Share price	$0.05015	$0.06061	$0.083
Exercise price	$0.07293	$0.07570	$0.080
Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model)	51.30% – 53.70%	56.90%	57.60% – 58.70%
Option life (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing modules)	5.5 – 6.5 years	5.5 – 6.5 years	5.5 – 6.5 years
Expected dividends	—	—	—
Risk-free interest rate (based on USD China Sovereign Bond Rate)	3.75% – 3.90%	2.96% – 3.26%	2.51% – 2.75%

Depreciation and Estimated Useful Life
We record property, plant and equipment in the balance sheet at cost less accumulated depreciation and impairment losses. We determine the gains or losses arising from the retirement or disposal of an item of property, plant and equipment as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal. We calculate depreciation to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Land improvements, buildings and farmland infrastructure	• Shorter of the unexpired term of land leases and their estimated useful lives of 3 to 30 years

Equipment and machinery	• 3 to 10 years

Motor vehicles	• 3 to 10 years

Furniture, fixtures and computer equipment	• 5 years
We capitalize costs relating to land improvements during the formative stage and depreciate these costs over the shorter of the unexpired term of the respective land leases or their estimated useful lives.
We capitalize depreciation of property, plant and equipment attributable to agricultural activities as part of inventory, and expense such depreciation when the inventory is sold. We charge depreciation relating to idle capacity to profit or loss in the accounting period in which it is incurred. Where parts of an item of property, plant and equipment have different useful lives, we allocate the cost of the item on a reasonable basis between the parts and each part is depreciated separately. We review both the useful life of an asset and its residual value, if any, annually.
Impairment of Assets
Impairment of non-current assets
We review internal and external sources of information at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:
•	property, plant and equipment;
•	construction in progress;
•	lease prepayments; and
•	long-term deposits and prepayments.
If any such indication exists, we estimate the asset’s recoverable amount.
•	Calculation of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, we determine the recoverable amount for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses. We recognize an impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. We allocate impairment losses recognized in respect of cash-generating units to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.
•	Reversals of impairment provisions. We reverse an impairment provision if there has been a favorable change in the estimates used to determine the recoverable amount.
We limit a reversal of an impairment provision to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. We credit reversals of impairment provisions to profit or loss in the year in which the reversals are recognized.
Impairment of receivables
We review current receivables that are carried at amortized cost at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to our attention about one or more of the following loss events:
•	significant financial difficulty of the debtor;
•	breach of contract;
•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and
•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.
If any such evidence exists, we determine and recognize the impairment loss as follows: for trade and other current receivables carried at amortized cost, we measure the impairment loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. We make assessment collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. We base future cash flows for financial assets which are assessed for impairment collectively on historical loss experience for assets with credit risk characteristics similar to the collective group.
We write off impairment losses against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, we record the impairment losses for doubtful debts using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. We recognize other changes in the allowance account and subsequent recoveries of amounts previously written off directly in profit or loss. In the fiscal year ended March 31, 2011, we did not recognize any impairment loss in profit or loss nor write-off of uncollectible amount against the allowance account.
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(In thousands)
Revenue	198,995	280,512	406,772	62,119
Cost of inventories sold	(174,288)	(238,277)	(357,211)	(54,550)
Changes in fair value less costs to sell related to:
Crops harvested during the year	80,795	119,009	186,183	28,432
Growing crops on the farmland at the year end	16,548	33,734	55,713	8,508

Total changes in fair value less costs to sell of biological assets	97,343	152,743	241,896	36,940

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(In thousands)
Packing expenses	(15,620)	(18,281)	(28,248)	(4,314)
Land preparation costs	(9,755)	(12,434)	(20,800)	(3,176)
Other income	1,224	626	124	19
Research and development expenses	(5,855)	(6,519)	(7,298)	(1,114)
Selling and distribution expenses	(10,097)	(18,207)	(24,949)	(3,810)
Administrative expenses	(17,900)	(25,059)	(68,978)	(10,534)
Other expenses	(3,980)	(3,404)	(6,070)	(928)

Results from operating activities	60,067	111,700	135,238	20,652
Finance income	546	101	2,881	440
Finance costs	—	(709)	(4,643)	(709)

Net finance income/(costs)	546	(608)	(1,762)	(269)
Profit before taxation	60,613	111,092	133,476	20,383
Income tax expense	(200)	(890)	(101)	(15)

Profit for the year	60,413	110,202	133,375	20,368

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(98,627)	(135,712)	(218,348)	(33,344)
Changes in fair value less costs to sell of biological assets	97,343	152,743	241,896	36,940

Net impact	(1,284)	17,031	23,548	3,596

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010
Revenue. Our revenue increased by RMB126.3 million, or 45.0%, from RMB280.5 million in the fiscal year ended March 31, 2010 to RMB406.8 million ($62.1 million) in the fiscal year ended March 31, 2011. The increase in sales of our produce was attributable to (1) an increase in our revenue-per-mu from RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010 to RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011, and (2) an increase in the size of our arable land from 18,850 mu (1,257 hectares) as of March 31, 2010 to 20,402 mu (1,360 hectares) as of March 31, 2011.
The increase in our revenue-per-mu was primarily attributable to (1) an increase in our production yield from 5.4 tonnes per mu in the fiscal year ended March 31, 2010 to 6.4 tonnes in the fiscal year ended March 31, 2011, which was in turn attributable to an increase in our greenhouse area as a percentage of our total arable land from 23.4% as of March 31, 2010 to 33.2% as of March 31, 2011 as well as changes in our product mix and our improved horticultural know-how, and (2) an increase in the average selling price of our produce from RMB2,860 per ton for the fiscal year ended March 31, 2010 to RMB3,299 ($503.8) per ton for the fiscal year ended March 31, 2011, due to (a) better product mix and better product quality as a result of more greenhouses, (b) enhanced cultivation know-how, and (c) market inflation.
Cost of Inventories Sold. Our cost of inventories sold increased by RMB118.9 million, or 49.9% from RMB238.3 million for the fiscal year ended March 31, 2010 to RMB 357.2 million ($54.5 million) for the fiscal year ended March 31, 2011.

Cost of inventories sold before biological assets fair value adjustment increased by RMB36.3 million, or 35.4%, from RMB102.6 million in the fiscal year ended March 31, 2010 to RMB138.9 million ($21.2 million) in the fiscal year ended March 31, 2011. Cost of inventories sold before biological asset fair value adjustment as a percentage of our revenue decreased to 34.1% in the fiscal year ended March 31, 2011 from 36.6% in the fiscal year ended March 31, 2010. The increase in our cost of inventories sold before biological asset fair value adjustment was primarily due to (1) lower fixed costs, such as rental, depreciation and farm overhead, as a percentage of revenue, due to more efficient utilization of our resources, and (2) an RMB 0.6 million decrease in purchases from third parties of vegetables.
Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB89.2 million, or 58.4%, from RMB152.7 million in the fiscal year ended March 31, 2010 to RMB241.9 million ($36.9 million) in the fiscal year ended March 31, 2011.
The net impact of biological assets fair value adjustment for the year ended March 31, 2011 was a gain of RMB23.5 million ($3.6 million). This was primarily attributable to an increase of 1,552 mu (103 hectares) in our acreage of unharvested crops from April 1, 2010 to March 31, 2011 as well as a larger volume of solanaceous crops on the land as of March 31, 2011 as compared to that of March 31, 2010 due to increased greenhouse coverage.
In comparison, the net impact of biological assets fair value adjustment for the year ended March 31, 2010 was a gain of RMB17.0 million.
Packing Expenses. Our packing expenses increased by RMB9.9 million, or 54.5%, from RMB18.3 million in the fiscal year ended March 31, 2010 to RMB28.2 million ($4.3 million) in the fiscal year ended March 31, 2011, primarily as a result of an RMB9.5 million increase in expenses incurred in connection with packing materials used. The increase in packing material consumed was primarily due to (1) our effort to enhance our brand awareness, (2) better packing used to enhance the selling price, and (3) more long-distance transportation.
Land Preparation Costs. Our land preparation costs increased by RMB8.4 million, or 67.3%, from RMB12.4 million in the fiscal year ended March 31, 2010 to RMB20.8 million ($3.2 million) in the fiscal year ended March 31, 2011. The increase was primarily due to (1) an increase in the number of plantation cycles which resulted in more land resting time in between rotation cycles, (2) an increase in greenhouse coverage, which increased the unit land preparation cost during the same period of rotation, and (3) an increase in average newly acquired lands under construction or reserved for future development.
Other Income. Our other income decreased by 80.2% from RMB626,000 in the fiscal year ended March 31, 2010 to RMB124,000 ($19,000) in the fiscal year ended March 31, 2011. This decrease was primarily due to the fact that other income in the year ended March 31, 2010 was primarily derived from a gain on the disposal of certain subsidiaries for the amount of RMB541,000.
Research and Development Expenses. Our research and development expenses increased by RMB779,000, or 11.9%, from RMB6.5 million in the fiscal year ended March 31, 2010 to RMB7.3 million ($1.1 million) in the fiscal year ended March 31, 2011, primarily due to (1) an increase of RMB1.4 million in direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials, and (2) an increase of RMB0.4 in salaries and related expenses for research and development personnel, partially offset by a decrease of RMB1.2 million in research and development expenses related to a tomato cultivation project.
Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB6.7 million, or 37.0%, from RMB18.2 million in the fiscal year ended March 31, 2010 to RMB24.9 million ($3.8 million) in the fiscal year ended March 31, 2011. This increase was primarily due to an increase in transportation expenses of RMB6.2 million in line with the increase in our revenue and more long-distance transportation.
Administrative Expenses. Our administrative expenses increased by RMB43.9 million, or 175.3%, from RMB25.1 million in the fiscal year ended March 31, 2010 to RMB69.0 million ($10.5 million) in the fiscal year ended March 31, 2011. This increase was primarily due to (1) the incurrence of initial public offering expenses amounting to RMB20.3 million, including regulatory fees, legal, accounting and other professional advisors fees, and printing costs, and (2) an increase of RMB 15.9 million in non-cash share-based compensation expenses relating to our option grants.
Other Expenses. Our other expenses increased by RMB2.7 million, or 78.3%, from RMB3.4 million in the fiscal year ended March 31, 2010 to RMB6.1 million ($928,000) in the fiscal year ended March 31, 2011. This increase was primarily due to an increase of RMB2.0 million for the disposal of property, plant and equipment, including bamboo greenhouses which have been replaced with steel and concrete greenhouses.

Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 21.1% from RMB111.7 million in the fiscal year ended March 31, 2010 to RMB135.2 million ($20.6 million) in the fiscal year ended March 31, 2011.
Net Finance Income/(Cost). We had a net finance cost of RMB0.6 million in the fiscal year ended March 31, 2010, compared to a net finance cost of RMB1.8 million ($0.3 million) in the fiscal year ended March 31, 2011, primarily due to an increase in interest expense of RMB4.6 million, which was partially offset by an increase in net foreign exchange gain of RMB2.8 million incurred in the fiscal year ended March 31, 2011 arising from intercompany balances.
Income Tax Expense. Our income tax expense decreased from RMB890,000 in the fiscal year ended March 31, 2010 to RMB101,000 ($15,000) in the fiscal year ended March 31, 2011. This decrease was primarily due to the decrease in our withholding tax incurred in the fiscal year ended March 31, 2011 in connection with capital gains and the distribution of earnings by the PRC subsidiaries to our offshore holding company.
Profit for the Year. As a result of the foregoing, our profit for the year increased by RMB23.2 million, or 21.0%, from RMB110.2 million in the fiscal year ended March 31, 2010 to RMB133.4 million ($20.4 million) in the fiscal year ended March 31, 2011.
Year Ended March 31, 2010 Compared to Year Ended March 31, 2009
Revenue. Our revenue increased by RMB81.5 million, or 41.0%, from RMB199.0 million in the fiscal year ended March 31, 2009 to RMB280.5 million in the fiscal year ended March 31, 2010. The increase in sales of our produce was attributable to the increase in our revenue-per-mu from RMB11,167 per mu (RMB167,507 per hectare) for the fiscal year ended March 31, 2009 to RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010, and the increase in the size of our arable land from 16,525 mu (1,102 hectares) as of March 31, 2009 to 18,850 mu (1,257 hectares) as of March 31, 2010.
The increase in our revenue-per-mu was primarily attributable to an increase in our production yield from 3.9 tonnes per mu in the fiscal year ended March 31, 2009 to 5.4 tonnes in the fiscal year ended March 31, 2010, which was in turn attributable to an increase in our greenhouse area as a percentage of our total arable land from 18.9% as of March 31, 2009 to 23.4% as of March 31, 2010 as well as changes in our product mix and our improved horticultural know-how. This increase was partially offset by a decrease in the average selling prices of our produce from RMB2,866 per tonne in the fiscal year ended March 31, 2009 to RMB2,860 per tonne in the fiscal year ended March 31, 2010. The average selling price of our produce in the fiscal year ended March 31, 2010 decreased from the elevated levels in the fiscal year ended March 31, 2009 that had resulted from supply shortage caused by several extreme weather conditions. The decreased average selling price was partially offset by our improved product mix.
Cost of Inventories Sold. Our cost of inventories sold increased by RMB64.0 million, or 36.7%, from RMB174.3 million in the fiscal year ended March 31, 2009 to RMB238.3 million in the fiscal year ended March 31, 2010.
Cost of inventories sold before biological assets fair value adjustment increased by RMB26.9 million, or 35.6%, from RMB75.7 million in the fiscal year ended March 31, 2009 to RMB102.6 million in the fiscal year ended March 31, 2010. Cost of inventories sold before biological asset fair value adjustment as a percentage of our revenue decreased slightly to 36.6% in the fiscal year ended March 31, 2010 from 38.0% in the fiscal year ended March 31, 2009. The increase in our cost of inventories sold before biological asset fair value adjustment was primarily due to (1) an RMB13.5 million increase in farmland operating expenses such as rent, utilities, salaries, depreciation and transportation expenses, as we built more greenhouses and expanded our production bases, (2) an RMB7.1 million increase in purchase of certain vegetables that we did not produce from third parties to fulfill the diverse demand of the customers of our concessionaire supermarket sales points in Hong Kong, which was due to the increase in our supermarket concessionaire sales, and (3) an RMB6.3 million increase in direct labor costs related to cultivation activities.
Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB55.4 million, or 56.9%, from RMB97.3 million in the fiscal year ended March 31, 2009 to RMB152.7 million in the fiscal year ended March 31, 2010.
The net impact of biological assets fair value adjustment for the fiscal year ended March 31, 2010 was a gain of RMB17.0 million. This was primarily attributable to an increase of 2,868 mu (191 hectares) in our acreage of unharvested crops from April 1, 2009 to March 31, 2010.
In comparison, the net impact of biological assets fair value adjustment for the year ended March 31, 2009 was a loss of RMB1.3 million. This was primarily because the unharvested crops as of March 31, 2008 consisted of more high-value varieties than those as of March 31, 2009.

Packing Expenses. Our packing expenses increased by RMB2.7 million, or 17.0%, from RMB15.6 million in the fiscal year ended March 31, 2009 to RMB18.3 million in the fiscal year ended March 31, 2010, primarily as a result of an RMB2.8 million increase in expenses incurred in connection with packing materials used, which was in line with the increase in our sales.
Land Preparation Costs. Our land preparation costs increased by RMB2.6 million, or 27.5%, from RMB9.8 million in the fiscal year ended March 31, 2009 to RMB12.4 million in the fiscal year ended March 31, 2010. The increase was primarily due to an increase of RMB3.1 million in losses associated with land unoccupied in between growing seasons from RMB4.4 million in the fiscal year ended March 31, 2009 to RMB7.5 million in the fiscal year ended March 31, 2010, which was in turn due to an increase in our total arable land from 16,525 mu (1,102 hectares) as of March 31, 2009 to 18,850 mu (1,257 hectares) in the fiscal year ended March 31, 2010.
Other Income. Our other income decreased by 48.9% from RMB1.2 million in the fiscal year ended March 31, 2009 to RMB626,000 in the fiscal year ended March 31, 2010. This decrease was primarily due to the fact that other income in the year ended March 31, 2009 was primarily derived from a gain on the disposal of certain subsidiaries for the amount of RMB1.1 million.
Research and Development Expenses. Our research and development expenses increased by RMB664,000, or 11.3%, from RMB5.9 million in the fiscal year ended March 31, 2009 to RMB6.5 million in the fiscal year ended March 31, 2010, primarily due to (1) an increase of RMB1.3 million in direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials, and (2) an increase of RMB606,000 in salaries and related expenses for research and development personnel, which was largely offset by a decrease of RMB1.3 million in research and development expenses related to the tomato cultivation project.
Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB8.1 million, or 80.3%, from RMB10.1 million in the fiscal year ended March 31, 2009 to RMB18.2 million in the fiscal year ended March 31, 2010. This increase was primarily due to (1) an increase in transportation expenses of RMB4.0 million due to the increase in sales of vegetables that required transportation from our farms to distributors and other customers such as customers in Hong Kong and supermarkets, (2) an RMB1.6 million increase in concessionaire fees, primarily attributable to an increase in concessionaire fees paid to the supermarkets as result of our increased sales in these supermarkets, and (3) an increase in salaries and welfare expenses of RMB1.5 million, most of which was due to the increase in salaries paid to sales personnel in the Hong Kong supermarkets and the increase in the headcount of these personnel as we enhanced our sales and marketing efforts in the supermarkets.
Administrative Expenses. Our administrative expenses increased by RMB7.2 million, or 40.0%, from RMB17.9 million in the fiscal year ended March 31, 2009 to RMB25.1 million in the fiscal year ended March 31, 2010. This increase was primarily due to (1) an increase of RMB2.8 million, or 48.0%, in salaries and welfare expenses paid to employees and staff as we hired more management personnel, increased salaries paid to our existing employees and improved their welfare benefits, and (2) an increase of RMB2.6 million in equity settled share-based payment in respect of options granted to our directors and employees in April 2009.
Other Expenses. Our other expenses decreased by RMB576,000, or 14.5%, from RMB4.0 million in the fiscal year ended March 31, 2009 to RMB3.4 million in the fiscal year ended March 31, 2010. This decrease was primarily due to a decrease of RMB1.8 million, or 88.2% in expenses associated with natural disaster losses for crops on exposed lands, from RMB2.0 million in the fiscal year ended March 31, 2009 to RMB237,000 in the fiscal year ended March 31, 2010, due to a decrease in damages caused by natural disasters in the year ended March 31, 2010.
Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 86.0% from RMB60.1 million in the fiscal year ended March 31, 2009 to RMB111.7 million in the fiscal year ended March 31, 2010.
Net Finance Income/(Cost). We had a finance income of RMB546,000 in the fiscal year ended March 31, 2009, compared to a net finance loss of RMB608,000 in the fiscal year ended March 31, 2010, primarily due to an RMB709,000 net foreign exchange loss incurred in the fiscal year ended March 31, 2010 arising from intra-group purchases.
Income Tax Expense. Our income tax expense increased from RMB200,000 in the fiscal year ended March 31, 2009 to RMB890,000 in the fiscal year ended March 31, 2010. This increase was primarily due to an increase in withholding tax incurred in the fiscal year ended March 31, 2010 in connection with capital gains and the distribution of earnings by the PRC subsidiaries to our offshore holding company.
Profit for the Year. As a result of the foregoing, our profit for the year increased by RMB49.8 million, or 82.4%, from RMB60.4 million in the fiscal year ended March 31, 2009 to RMB110.2 million in the fiscal year ended March 31, 2010.

B. Liquidity and Capital Resources
We have financed our business primarily through cash generated from our operations, sale of preferred shares and borrowings from commercial banks. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Private Placements.” Our cash consists of cash on hand and cash at banks which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks. As of March 31, 2011, we had RMB598.7 million ($91.4 million) in cash. We generally deposit our excess cash in interest bearing bank accounts.
As of March 31, 2011, we had a RMB78.8 million ($12.0 million) outstanding long-term bank loan bearing an interest rate of 13.14% per annum, which was drawn down under a loan agreement that we entered into with DEG — Deutsche Investitions — Und Entwicklungsgesellschaft mbH, or DEG, for a principal amount of $18.0 million on November 10, 2009. The loan was obtained to fund the construction and improvement of our greenhouses and other agricultural facilities prior to our initial public offering that was completed in November 2010. The loan is repayable in equal semi-annual installments of approximately $2.3 million from May 15, 2013 to November 15, 2016. The loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year from the date of the first disbursement of the loan to the interest conversion date, which is defined as (i) the date on which the loan principal is fully disbursed or (ii) if the loan has not been fully disbursed by December 30, 2010, the date on which DEG suspends or terminates our right to draw down on the undrawn portion of the loan principal. From the interest conversion date to May 14, 2013, the loan bears a fixed interest rate of 13.14% per annum based on a base rate plus 12% per year. From May 15, 2013 to November 14, 2016, the loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year. Mr. Shing Yung Ma provided an amended and restated share retention letter to the effect that he will not, and he will procure that Grow Grand Limited, his wholly owned entity, and Le Gaga will not sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him directly and/or indirectly through Grow Grand Limited and Le Gaga to fall below 509,770 shares without DEG’s consent.
Under the loan agreement with DEG, we are required to pay a commitment fee on the undisbursed loan amounts calculated at the rate of 0.5% annually from November 10, 2009 to December 30, 2010. The commitment fee accrues daily and is calculated on the basis of 360 days in a year. In addition, we are required to pay a front-end fee of $216,000, of which $75,000 was paid prior to the signing of the loan agreement and the remaining $151,000 was paid within 30 days from the date of the loan agreement, before the first disbursement of the loan.
Key covenants included in the loan agreement with DEG are as follows:
•	we will maintain at all times on a consolidated basis (i) a debt/EBITDA (earnings before interest, taxes, depreciation and amortization) ratio not exceeding 2.0, (ii) a debt/equity ratio not exceeding 1.5 and (iii) a current ratio not less than 1.5;
•	without DEG’s consent, we will not make any dividend or other capital distribution or similar payment which would have a material adverse effect on our ability to repay the loan;
•	without DEG’s consent, we will not amend our constitutional documents in a way inconsistent with the loan agreement, or sell, transfer or otherwise dispose of significant components of our fixed assets;
•	without DEG’s consent, we will not enter into any partnership or profit sharing where our income is shared with any other person (except for our shareholders and option holders);
•	the loan will be applied exclusively to fund the development of farmland and the construction of greenhouses, irrigation systems and agricultural facilities in the PRC;
•	our PRC subsidiaries will comply with a corrective plan defining actions, budgets and a timeframe to remediate all known non-compliance with respect to environmental and social matters and comply with the International Finance Corporation General Environmental Health and Safety Guidelines; and
•	our PRC subsidiaries will develop and implement a supervision and grievance mechanism related to land lease issues and their relationships with adjacent communities and will appoint a senior management member responsible for environmental and social issues.
We have complied with and intend to continue to comply with these covenants under our loan agreement with DEG.
As of March 31, 2011, we also had an RMB6.0 million outstanding short-term bank loan bearing an interest rate of 6.2658% per annum under a loan agreement that we entered into with Bank of China, Zhangzhou Branch. This loan has been repaid in June 2011.

Cash Flows and Working Capital
The following table shows our cash flow with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(In thousands)
Net cash generated from operating activities	50,920	117,601	129,459	19,770
Net cash used in investing activities	(135,890)	(160,365)	(260,251)	(39,743)
Net cash generated from financing activities	108,771	74,234	603,515	92,164
Net increase in cash	23,801	31,470	472,723	72,191
Cash at the beginning of the year	85,360	107,939	139,207	21,258
Cash at the end of the year	107,939	139,207	598,722	91,432
Operating Activities
Net cash generated from operating activities increased by RMB11.9 million, or 10.1%, from RMB117.6 million in the fiscal year ended March 31, 2010 to RMB129.5 million (US$19.8 million) in the fiscal year ended March 31, 2011. This increase in operating cash flow was the result of a RMB126.3 million increase in our revenue, partially offset by a RMB12.5 million effect from trade receivables balances. The increase in our operating cash inflow was partially offset by a RMB101.9 million increase in cash paid for our cost of revenue and operating expenses. The increase of RMB101.9 million in cash payments was primarily due to (1) the increase in cost of inventories used in line with our increase of revenue, (2) the portion of initial public offering expenditure recognized in the income statements, (3) the increase in land sanitation, biological pest control, as well as environmental protection projects, and (4) the increase in other operating costs in line with our business expansion.
Net cash generated from operating activities increased to RMB117.6 million in the fiscal year ended March 31, 2010 from RMB50.9 million in the fiscal year ended March 31, 2009. Although our growing business generated substantial net cash inflow as we increased revenue by RMB81.5 million from RMB199.0 million in the fiscal year ended March 31, 2009 to RMB280.5 million in the fiscal year ended March 31, 2010, the cash paid for cost of revenue and operating expenses also increased by RMB21.3 million from RMB133.3 million to RMB154.6 million.
Investing Activities
Net cash used in investing activities in the fiscal year ended March 31, 2011 was RMB260.3 million ($39.8 million), due primarily to the cash outflows for (1) payment for construction in progress of RMB262.7 million ($40.1 million), which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB161.0 million ($9.3 million), (b) land improvements in the amount of RMB39.4 million ($6.0 million) and (c) agricultural infrastructure in the amount of RMB59.4 million ($9.1 million), (2) payment for the purchase of property, plant and equipment of RMB9.5 million ($1.5 million) in connection with our operation expansion, of which RMB7.5 million ($1.2 million) was expended to purchase seedling tray and other tools used in production and operations, and (3) plantation of non-current biological assets of RMB1.7 million ($258,000). These cash outflows were partially offset by our receipt of proceeds of RMB13.4 million ($2.0 million) from disposal of property, plant and equipment.
Net cash used in investing activities in the fiscal year ended March 31, 2010 was RMB160.4 million, due primarily to the cash outflows for (1) payment for construction in progress of RMB161.4 million, which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB63.3 million, (b) the construction of processing and warehousing facilities in the amount of RMB4.8 million and (c) land improvement, irrigation system and other infrastructure in the amount of RMB88.0 million, (2) payment for the purchase of property, plant and equipment of RMB6.1 million in connection with our operation expansion, of which RMB4.0 million was expended to purchase seedling tray and other tools used in production and operations, and (3) plantation of non-current biological assets of RMB624,000. These cash outflows were partially offset by our receipt of proceeds of RMB7.7 million from disposal of property, plant and equipment.
Financing Activities
Net cash generated from financing activities in the fiscal year ended March 31, 2011 was RMB603.5 million ($92.2 million), primarily due to (1) net proceeds of RMB534.9 million ($81.7 million) from the issuance of ordinary shares, (2) proceeds of RMB53.6 million ($8.2 million) from bank loans, (3) RMB22.2 million ($3.4 million) net proceeds from the exercise of share options. These cash inflows were partly offset by payment of interest of RMB5.8 million ($886,000) and RMB1.4 million ($215,000) repayment of municipal government loan.

Net cash generated from financing activities in the fiscal year ended March 31, 2010 was RMB74.2 million, primarily due to (1) the net proceeds of RMB40.7 million from the issuance of preferred shares, (2) a bank loan of RMB34.3 million, and (3) the proceeds of loan from the municipal government of RMB410,000. These cash inflows were partly offset by payment of interest of RMB1.1 million.
Capital Expenditures
We had capital expenditures of RMB137.9 million, RMB169.9 million and RMB285.8 million ($43.7 million) for the years ended March 31, 2009, 2010 and 2011, respectively. Our capital expenditures were made primarily for the construction of our production facilities, obtaining land use rights and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. In fiscal year 2012, we expect to incur capital expenditures of approximately RMB320 million ($48.9 million). We expect our capital expenditures in fiscal year 2012 to primarily consist of the purchases of property, plant and equipment. We expect to fund these capital expenditures from cash on hand as well as operating cash inflow.
Recent Accounting Pronouncements
The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:
•	Revised IAS 24, “Related Party Disclosures,” effective for periods beginning on or after January 1, 2011.
•	“Improvements to IFRSs 2010” effective for periods beginning on or after July 1, 2010 or January 1, 2011.
•	IFRS 9, Financial instruments effective for periods beginning on or after January 1, 2013.
We are assessing the impact of these new standards, amendments and new interpretations to existing standards on our consolidated financial statements.
C. Research and Development
We place a strong emphasis on research and development to improve our productivity and profitability. Our research and development efforts focus on developing more effective crop cultivation techniques, improving produce quality and increasing production yield. We have established a research center and a plant tissue culture center in Fujian province. As of March 31, 2011, our in-house research and development team consists of 87 research professionals and staff, 10 of which have advanced degrees. Production on each of our farms is supervised by a horticultural technician who usually possesses at least ten years of experience in agriculture.
Each year we test grow many varieties of seeds, including superior varieties supplied by international leading seed companies, to identify five to eight varieties with superior quality and yield for production. We have leased a parcel of forestland with an aggregate area of 1,150 mu (77 hectares) in Fuzhou to test grow new varieties of fruits.
We study the different nutrient requirements of various vegetables as well as factors affecting soil fertility and fertilizer efficiency in an effort to achieve optimal nutrient supply by managing fertilizer application and mix. We grow seedlings of superior varieties in tissue culture rooms with controlled temperature, moisture, sunlight and soil conditions to produce large volumes of seedlings in an accelerated manner. Our research and development team also uses techniques such as grafting and cuttage to cultivate seedlings in large volumes in soil with rich minerals before growing them in regular farm fields to control costs and produce large volumes of anti-reverse, anti-disease seedlings.
We continually develop our horticultural know-how and carry out research and development of cultivation techniques such as scaffolding, pruning and fruit retention to improve our production yield and efficiency.
We also focus on designing and improving our agricultural facilities and farm equipment. Our research and development personnel are actively involved in the design, planning and improvement of farm facilities, such as the layout of greenhouses and the irrigation and road systems, to achieve optimal production. Our research and development team maintains cooperative relationship and collaborates closely with research institutions, universities and industry experts.

We have devoted significant resources to research and development. Our research and development expenses were RMB5.9 million, RMB6.5 million and RMB7.3 million ($1.1 million) in the years ended March 31, 2009, 2010 and 2011, respectively, representing 2.9%, 2.3% and 1.8% of our net revenue in those respective periods.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2010 to March 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations as of March 31, 2011:

	Payment Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(RMB in thousands)
Debt obligations (including interest)	118,474	16,735	47,802	53,937	—
Operating lease obligations	162,154	10,592	23,785	20,822	106,955
Purchase obligations	46,188	46,188	—	—	—

Total	326,816	73,515	71,587	74,759	106,955

Our operating lease obligations consisted of our obligations under lease agreements with lessors of our farmland. Our purchase obligations relate to construction contracts in respect of shelters, infrastructures and irrigation systems that we entered with respective sub-contractors.
G. Safe Harbor
This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations and views of future events. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:
•	our anticipated growth strategies, including enhancing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, and expanding our research and development capability;
•	our future business development, results of operations and financial condition;
•	weather conditions that affect the production, transportation, storage and export of fresh produce;
•	trends and competition in the fresh vegetable market;
•	future changes in laws or regulations affecting our business; and
•	changes in general economic and business conditions in China.

Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Item 4. Key Information—D. Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this annual report. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in reports we will file from time to time with the SEC after the date of this annual report. See “Item 10. Additional Information—H. Documents on Display.”

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position/Title
Shing Yung Ma	46	Chairman of the board and chief executive officer
Na Lai Chiu	56	Vice chairman of the board
Jin Li	44	Director
Neil Nanpeng Shen	43	Director
Gordon Xiaogang Wang	47	Director
Chung Bong Pang	35	Director
Li-Lan Cheng	46	Director
Auke Cnossen	38	Chief financial officer
Hang Chen	42	Vice president of operations
Wenlie Ma	45	Vice president of sales
Dan Ma	28	Production base development director
Shing Yung Ma is the founder of our company and has served as our chairman and chief executive officer since our inception. Mr. Ma has over ten years of managerial and operational experience in the vegetable cultivation industry. From 1999 to 2003, he served as the vice president of Chaoda Modern Agriculture (Holding) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of operations and sales. Prior to that, he was the general manager of Fujian Chaoda Green Agriculture Ltd. Co from 1997 to 1999. From 1991 to 1997, Mr. Ma was the vice president of Fujian Guangyuan Logistics Ltd. Co., a China-based logistics company. Prior to his career in the agricultural industry, he worked as an instructor in Fujian Normal College from 1987 to 1991. Mr. Ma received his college diploma from Fujian Normal College in 1987 where he majored in Chinese literature.
Na Lai Chiu has been our vice chairman since July 2010 and became our adviser in early 2008. Ms. Chiu is one of the founders of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange. Prior to founding Chaoda Modern Agriculture (Holdings) Ltd., Ms. Chiu had over 15 years of experience in the trading business and served as the deputy general manager of a trading company based in Hong Kong, where she was primarily responsible for business management and administration.
Jin Li has been our director since 2006. He has been advising our company on operations and strategic matters since 2006. Mr. Li began his career as an attorney in New York and then relocated to Asia in 1997. He has worked for Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates in Beijing and Hong Kong, and Linklaters in Hong Kong, as a partner. Mr. Li received his bachelor of arts degree from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his J.D. degree from Columbia Law School.

Neil Nanpeng Shen has been our director since 2006 and was appointed by Sequoia following our series A financing. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of American Dairy Inc., a NYSE-listed infant milk company in China, a director of China Nuokang Bio-Pharmaceutical Inc., a NASDAQ-listed biopharmaceutical company in China, and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and his master’s degree from the School of Management at Yale University in 1992.
Gordon Xiaogang Wang has been our director since October 2010. Mr. Wang has over 15 years of experience in corporate finance and strategic business development. From April 2010 to present, Mr. Wang is a partner of Boardroom Advisors Co., Limited, a company focusing on advising China-based companies on corporate finance and strategic matters. He served as the chief financial officer of Acorn International, Inc., a China-based marketing company listed on the New York Stock Exchange, from September 2005 to March 2010. Mr. Wang served as the chief financial officer and executive vice president of Chaoda Modern Agricultural (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Mr. Wang also served as the director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received his bachelor’s degree in mechanical engineering from Tianjin University in 1985, his master’s degree in computer-aided engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.
Chung Bong Pang has been our director since October 2010. Mr. Pang has served as the director in Avista Valuation Advisory Limited since June 2010. From 2007 to 2010, Mr. Pang was an associate director at PricewaterhouseCoopers in Beijing. Prior to that, he was a manager of the financial valuation group of American Appraisal China Limited from 2005 to 2007, and an associate director of BMI Group in Hong Kong from 2000 to 2005. Mr. Pang received his bachelor’s degree from the University of New South Wales in 1999 where he majored in accounting and finance. He is a certified practicing accountant in Australia and a certified public accountant under the Hong Kong Institute of Certified Public Accountants.
Li-Lan Cheng has been our director since October 2010. He is the chief financial officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since 2006, and is also an independent director of Country Style Cooking Restaurant Chain Co. Ltd., a quick service restaurant chain listed on the New York Stock Exchange. Prior to joining E-House (China) Holdings Limited, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, China’s leading real estate Internet company. He was a partner at China Real Estate Investment and Management Co., Ltd. from 2004 to 2005. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia from 1997-2002. Mr. Cheng received his bachelor’s degree in economics from Swarthmore College and his Ph.D. degree in economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.
Auke G. Cnossen has been our chief financial officer since September 2010. Prior to joining us, Mr. Cnossen held various positions at Rabobank International since July 2004, including the director of mergers & acquisitions and corporate advisory for Northeast Asia region, the head of food & agribusiness research and strategic advisory for Northeast Asia region and the senior associate in the mergers and acquisitions group and the leveraged finance group. From 2001 to 2002, he worked as an internal consultant in the research and development department of Unilever Bestfoods in the Netherlands. He served as a research fellow in the food science department of the University of Arkansas from 1998 to 2001. Mr. Cnossen received an MBA degree from Cornell University in 2004 and a master’s degree in agricultural engineering from Wageningen University in the Netherlands in 1997.
Hang Chen has been our vice president of operations since May 2010 and joined our company in 2008. Mr. Chen has over ten years of managerial and operational experience in vegetable cultivation in China. From 2005 to 2008, Mr. Chen was a private consultant advising on various farming projects in China. From 1997 to 2005, Mr. Chen was an executive director in Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of the administration and personnel management. From 1990 to 1997, Mr. Chen worked as a manager in Fujian Semi-Conductor Device Factory. Mr. Chen graduated from Minjiang College in 1990 where he majored in business administration.
Wenlie Ma has been our vice president of sales since April 2010 and has served as the president of Land V. Ltd (Fujian) since 2004. Prior to joining us, Mr. Ma co-founded Fuzhou Jinguan Real Estate Company and managed this company and Fujian Longfeng Investment Company Limited from 2000 to 2004. From 1993 to 2000, Mr. Ma was a sales representative in the Fujian Huafu Company. Prior to that, Mr. Ma was a sales representative in the Fujian branch of China National Machinery and Equipment Import & Export Corporation from 1985 to 1993. Mr. Ma graduated from Fuzhou Technical School in 1985 and studied in Shanghai Mechanical Engineering Institute, School of Continuing Education from 1988 to 1989. Mr. Ma was qualified by Fujian Bureau Human Resources as an engineer in 2000 and an assistant engineer in 1988.

Dan Ma has been our production base development director since June 2010. Ms. Ma joined our company in 2005 after she received her college diploma from Liaodong College in 2005 where she majored in agricultural studies. Ms. Ma has held various positions in our company, including the deputy general manager, the assistant general manager and the processing facilities supervisor of Linong Agricultural Technology (Huizhou) Co. Ltd., one of our operating subsidiaries in Guangdong province.
Employment Agreements
We have entered into employment agreements with our senior executive officers. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon advance written notice to the executive officer. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.
Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our variable interest entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period of two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within 12 months prior to such executive officer’s termination of employment; or (iv) use a name including the word “Linong” or any other words used by us in our name or in the name of any of our products, in such a way as to be capable of or likely to be confused with our name or the name of our products.
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors.
In the fiscal year ended March 31, 2011, the total compensation we paid to our executive officers and directors was approximately RMB17.4 million ($2.7 million), including share-based compensation in the amount of approximately RMB 14.2 million ($2.2 million). Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers — Share Incentive Plans” for information regarding share options that we granted to our executive officers and directors. In the fiscal year ended March 31, 2011, we paid RMB29,000 ($4,000) for pension, retirement or similar benefits for our executives officers and directors.
Share Incentive Plans
The board of directors of China Linong adopted share incentive plans in May 2007 and April 2009 and our board of directors adopted a share incentive plan in August 2010. These incentive plans were adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, officers, advisors and key employees and to promote the success of our business. Options to purchase 66.58 ordinary shares of China Linong under China Linong’s 2007 share incentive plan were issued in 2007 and after a 1-to-1000 subdivision in 2008 and an option exchange in 2010, these options subsequently represented the right to purchase 66,580,000 of our ordinary shares. As part of our restructuring, we adopted a 2009 share incentive plan, or the 2009 plan, whose key provisions are substantially the same as those of China Linong’s 2009 share incentive plan. We have reserved an aggregate of 151,430,000 ordinary shares for issuance under the 2009 plan. In July 2010, China Linong, we and all option grantees under China Linong’s 2007 and 2009 share incentive plans entered into an option exchange agreement, under which the option grantees agreed to exchange their option shares granted by China Linong with options to purchase our shares under the same terms and conditions. In August 2010, our board of directors and shareholders adopted a 2010 share incentive plan, or the 2010 plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2010 plan is 60,000,000 shares, plus an annual increase on the first day of each year, beginning in the year ending December 31, 2011 and ending in the year ending December 31, 2021, equal to the lesser of (1) 60,000,000 shares, (2) two percent of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (3) such smaller number of shares as determined by our board of directors. Our future option grants will be made pursuant to the 2010 plan. The following paragraphs describe the principal terms of our share incentive plans.
Types of awards
The types of awards we may grant under the plans include the options to purchase our ordinary shares at a specified price and in a specified period determined by our compensation committee. Under the 2010 plan, we may also grant awards of our ordinary (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by our compensation committee.
Eligibility
We may grant awards to directors, officers, advisors and employees of the Company and our wholly owned subsidiaries and any entity which may thereafter be established.
Plan administration
The compensation committee of our board of directors, or a committee of no less than two (or five, in the case of China Linong’s 2007 plan and the 2009 plan) members of the board of directors, will administer the plans. The committee will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.
Option offer letter/Award agreement
Awards granted under the plans will be evidenced by an option offer letter or an award agreement that will set forth the terms, conditions and limitations for each award. The option offer letter should be signed by the employee and a director or an officer of the Company. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.
Vesting
The 2010 plan provides that the administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right unexercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.
The 2009 plan provides that the administrator may set the period during which an option can be exercised and may determine that an option may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. However, any option granted will vest immediately prior to any merger into, consolidation with or acquisition of our company by another company in which our company’s shareholders do not retain more than 50% of the voting power. At any time after the grant of an option, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option vests. No portion of an option unexercisable at the termination of service of an option holder with our company or its subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.
China Linong’s 2007 share incentive plan provides that the period during which each option may be vested should be fixed by the compensation committee at the time such option is granted, but the option will expire no later than 10 years from the date it is granted. Each option granted may be vested only after one year of continued employment by our company or its subsidiaries immediately following the date the option if granted. However, any option granted will vest immediately prior to any merger into, consolidation with or acquisition of our company by another company in which our company’s shareholders do not retain more than 50% of the voting power.

Exercise price and term of awards
The exercise price per share of options granted under the 2010 plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed 10 years. However in the case where our incentive option is granted to individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of our shares, the price granted shall not be less than 110% of fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.
For ordinary share awards granted under the 2010 plan, namely (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, and (5) share payments, the consideration shall not be less than the par value of the shares purchased. The terms of the share awards are set by the plan administrator in its sole discretion.
The exercise price of share appreciation right under the 2010 plan is determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The term of the share appreciation right will not exceed 10 years.
The exercise price per share of options granted under the 2009 plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The fair market value is the value of shares determined in good faith by reference to the placing price of the latest private placement of the shares and the development of our business operations and the general economic and market conditions since such latest private placement. The term of any option granted will not exceed 10 years.
Under China Linong’s 2007 share incentive plan, the exercise price of an award is generally determined by the compensation committee but the price should be no less than 100% of the fair market value of such shares of ordinary shares on the date the option is granted. However, the fair market value as determined should not be less than the book value of our ordinary shares as reflected in our most recent audited financial statements. The fair market value of shares should be deemed conclusive upon the determination of the compensation committee in good faith. The term of an award should not exceed 10 years from the date of the grant.
Transfer restrictions
The awards granted under the 2010 plan may not be sold, pledged, assigned or transferred other than by will or the laws of descent and distribution or, subject to the consent of the plan administrator, as required under the applicable laws.
Under the 2009 plan, the plan administrator has the power to determine the restrictions on the exercisability of the award granted, based on considerations determined by the plan administrator.
Under China Linong’s 2007 share incentive plan, an option granted may not be transferred except by will or the laws of descent or distribution, and during the lifetime of the employee to whom the option is granted, may be exercised only by such employee.
Amendments or termination
The 2009 plan and the 2010 plan provide that in the event of any changes affecting our ordinary shares or our share price, the plan administrator can make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the compensation committee should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2009 and 2010 plans will expire and no further awards may be granted after the tenth anniversary of the plan was adopted.
China Linong’s 2007 share incentive plan provides that the board of directors have the right to amend, suspend or terminate the plan. Amendments to the plan are subject to shareholders approval to increase the number of shares available for issuance under the plans, change the minimum purchase price for the optioned shares, or extend the term or the option period beyond ten years from the date of grant. Unless terminated earlier, the plan will expire and no further awards may be granted after the tenth anniversary of the plan took effect.
As of the date of this annual report, we have granted options to purchase a total of 162,137,000 ordinary shares to our directors and executive officers with exercise prices of $0.0729 per share, $0.0757 per share, $0.08 per share or $0.143 per share under our share incentive plans.

C. Board Practices
Board of Directors
Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest and has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertakings, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.
Committees of the Board of Directors
Our board of directors established an audit committee and a compensation committee in October 2010.
Audit Committee
Our audit committee consists of Mr. Gordon Xiaogang Wang, Mr. Chung Bong Pang and Mr. Li-Lan Cheng, and is chaired by Mr. Wang. Messrs. Wang, Pang and Cheng satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules as well as the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Our board also has determined that Messrs. Wang, Pang and Cheng qualify as audit committee financial experts within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	reviewing with our independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and our independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our internal and independent auditors; and
•	reporting regularly to the full board of directors.
In the fiscal year ended March 31, 2011, our audit committee held two meetings.
Compensation Committee
Our compensation committee consists of Mr. Neil Nanpeng Shen, Ms. Na Lai Chiu and Mr. Gordon Xiaogang Wang, and is chaired by Mr. Shen. Messrs. Shen and Wang satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;
•	reviewing and making recommendations to the board with respect to the compensation of our directors;
•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In the fiscal year ended March 31, 2011, our compensation committee did not hold any meetings.
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the issuance and transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Officers
All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.
D. Employees
We had 243, 260 and 304 employees as of March 31, 2009, 2010 and 2011 respectively. The following table sets forth the number of our employees by function as of March 31, 2011:

Number of Employees
Administrative	25
Accounting and finance	60
Sales and marketing	88
Research and development	87
Others	44

Total	304

We have entered into employment agreements with our full-time employees. Our management and research and development personnel have signed non-competition agreements with us and are prohibited from engaging any activities that compete with our business during the period of their employment with us and for one to two years after leaving the company.
We provide systematic training to our employees. We invite industry experts and farm managers to give regular training to our technical personnel as well as orientations to our newly hired technical personnel. We equip our middle managerial personnel with extensive training on business management and agricultural technology that are provided by experts and scholars associated with domestic and international research institutes. We also provide our farm workers with training on standardized, facilities-based agricultural production. We conduct monthly evaluations of our farm workers’ performance.
We do not have collective bargaining agreements with our employees. We do not have labor unions. We consider our relations with our employees to be amicable.

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2011 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned	%
Directors and Executive Officers:
Shing Yung Ma(1)	699,461,667	30.01
Na Lai Chiu(2)	94,471,666	4.06
Jin Li(3)	*	*
Neil Nanpeng Shen(4)	346,465,000	14.94
Gordon Xiaogang Wang(5)	50,000,000	2.16
Chung Bong Pang	*	*
Li-Lan Cheng	*	*
Auke Cnossen	*	*
Hang Chen	*	*
Wenlie Ma	*	*
Dan Ma	*	*
All directors and executive officers as a group	1,204,064,998	51.18
Principal Shareholders:
Grow Grand Limited(6)	667,318,001	28.78
Sequoia Capital China I, L.P. and its affiliates(7)	346,465,000	14.94
Oppenheimer Holdings Inc.(8)	271,791,100	11.72
SIG China Investments One, Ltd.(9)	136,425,000	5.88

*	Less than 1% of our ordinary shares

(1)	Consists of (i) 667,318,001 ordinary shares held by Grow Grand Limited, (ii) 20,000,000 ordinary shares held by Mr. Ma, and (iii) 12,143,666 options exercisable within 60 days after June 30, 2011. Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)	Consists of (i) 80,638,000 ordinary shares held by Valuetrue Investments Limited, (ii) 3,500,000 ordinary shares held by Ms. Chiu, and (iii) 10,333,666 options exercisable within 60 days after June 30, 2011. Valuetrue Investments Limited, a British Virgin Islands company, is 100% held by Na Lai Chiu. The registered address of Valuetrue Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)	Consists of certain ordinary shares held by Kara International Limited. Mr. Li is a director of Kara International Limited.

(4)	Consists of (i) 201,164,000 ordinary shares held by Sequoia Capital China I, L.P., (ii) 23,112,000 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 31,139,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. (together with Sequoia Capital China I, L.P. and Sequoia Capital China Partners Fund I, L.P., the “SCCI Funds”), (iv) 79,429,000 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,879,000 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P., and (vi) 9,742,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “SCGF Funds”). The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The SCGF Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P. (“SCCG Mgt”). The SCCI Funds’ general partner is Sequoia Capital China Management I, L.P. (“SCCI Mgt”). The general partner for both SCCG Mgt and SCCI Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I, L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(5)	Consists of 50,000,000 ordinary shares held by Win Seasons Holdings Limited, a Hong Kong company 100% held by Gordon Xiaogang Wang. The registered address of Win Seasons Holdings Limited is Room 2701, 27/F, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(6)	Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Consists of (i) 201,164,000 ordinary shares held by Sequoia Capital China I, L.P., (ii) 23,112,000 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 31,139,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P., (iv) 79,429,000 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,879,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., (vi) 9,742,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P. The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The SCGF Funds’ general partner is SCCG Mgt. The SCCI Funds’ general partner is SCCI Mgt. The general partner for both SCCG Mgt and SCCI Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I, L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(8)	Based on the Schedule 13G filed with the SEC on February 14, 2011. Consists of (i) 118,720,750 ordinarily shares held by Advantage Advisers Xanthus Fund, L.L.C. (“Xanthus”), a Delaware limited liability company, which is managed by its investment adviser, Advantage Advisers Management, L.L.C. (“AAM”); and (ii) 153,070,350 ordinary shares held by Oppenheimer Holdings Inc.( “Oppenheimer”), a Delaware corporation, the ultimate parent of AAM. The business address of each of Xanthus and AAM is 200 Park Avenue, New York, NY 10166, United States of America. The business address of Oppenheimer is located at 125 Broad Street, New York, NY 10004.

(9)	Consists of 136,425,000 ordinary shares SIG Asia Investment, LLL.P., the investment manager of SIG China Investments One, Ltd (SIG), has discretionary authority to vote and dispose of the shares held by SIG Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLL.P., may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The registered address of SIG China Investments One, Ltd is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
As of June 30, 2011, 2,293,591,000 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that, 697,820,950 ordinary shares, or approximately 30% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 13,956,419 ADSs held of record by Citibank, N.A., the depositary of our ADS program.
None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Transactions with Certain Directors, Shareholders and Affiliates
Mr. Shing Yung Ma, our chairman and chief executive officer, and Mr. Ming Ho Lui, a director of China Linong, made advances to the company in the aggregate amount of RMB141,000 in the fiscal year ended March 31, 2009 for our working capital requirement. The amounts due to Mr. Ma and Mr. Lui are unsecured, interest free and repayable on demand. Our repayments to Mr. Ma and Mr. Lui in the aggregate amount of RMB14.5 million in the fiscal year ended March 31, 2009 was in connection with the advances made by them to us since our inception. In September 2010, the amount due to Mr. Shing Yung Ma was fully repaid by us. Additionally, since our inception, we have made advances to Mr. Lui for business-related expenses. In September 2010, the amount due from Mr. Ming Ho Lui was fully repaid by Mr. Lui.
In the fiscal year ended March 31, 2009, we sold our subsidiaries Land V. Limited (Weifang) and Land V. Limited (Hangzhou) to New Oriental Group Limited, an entity controlled by Li Luan, a former director of China Linong and several of our PRC subsidiaries, for RMB11.0 million ($1.6 million). In the fiscal year ended March 31, 2010, we sold Land V. Limited (Tianjin) to New Oriental Group Limited for RMB6.0 million ($0.9 million). The consideration was satisfied by a waiver of amounts due to these disposed subsidiaries by other entities within our group.
Private Placement
Series A Preferred Shares
In April 2006, pursuant to a share purchase agreement dated April 12, 2006, China Linong sold 169.38 series A preferred shares to Sequoia Capital China I, L.P., or Sequoia China, for an aggregate amount of $3,150,383.31, 19.46 series A preferred shares to Sequoia Capital China Partners Fund I, L.P., or Sequoia China Partners Fund, for an aggregate amount of $361,946.27 and 26.22 series A preferred shares to Sequoia Capital China Principals Funds I, L.P., or Sequoia China Principals Fund, for an aggregate amount of $487,678.89. A total of 215.06 series A preferred shares were sold for an aggregate amount of $4.0 million. The consideration was paid in cash. In March 2008, each of these series A preferred shares was subdivided into 1,000 series A preferred shares. In July 2010, these China Linong series A preferred shares were exchanged for our series A preferred shares at a 1 to 1,000 ratio. All of our series A preferred shares were converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering.

Series A1 Preferred Shares
In February 2007, pursuant to a share purchase agreement dated February 14, 2007, China Linong sold 31.784 series A1 preferred shares to Sequoia China for an aggregate amount of $1,575,200, 3.652 series A1 preferred shares to Sequoia China Partners Fund for an aggregate amount of $181,000, 4.919 series A1 preferred shares to Sequoia China Principals Fund for an aggregate amount of $243,800, 24.213 series A1 preferred shares to Grow Grand Limited, or Grow Grand, for an aggregate amount of $1.2 million, and 16.142 series A1 preferred shares to Honeycomb Assets Management Limited, or Honeycomb, for an aggregate amount of $800,000. A total of 80.71 series A1 preferred shares were sold for an aggregate amount of $4.0 million. The consideration was paid in cash. In March 2008, each of these series A1 preferred shares was subdivided into 1,000 series A1 preferred shares. In July 2010, these China Linong series A1 preferred shares were exchanged for our series A1 preferred shares at a 1 to 1,000 ratio. All of our series A1 preferred shares were converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering.
Series B Preferred Shares
In March 2008, pursuant to a purchase agreement dated March 21, 2008, China Linong sold 75,420 series B preferred shares to Sequoia Capital China Growth Fund China I, L.P., or Sequoia China Growth Fund, for an aggregate amount of $5,500,237, 130,270 series B preferred shares to SIG China Investments One, Ltd. or SIG China, for an aggregate amount of $9,500,344, 89,056 series B preferred shares to Pacven VI, for an aggregate amount of $6,494,685, 6,934 series B preferred shares to Pacven VI Parallel, for an aggregate amount of $505,683, and 27,420 series B preferred shares to PreIPO Capital Partners Limited, or PreIPO Capital, for an aggregate amount of $1,999,688. A total of 329,100 series B preferred shares were sold for an aggregate amount of $24,000,637. The consideration was paid in cash. In July 2010, these China Linong series B preferred shares were exchanged for our series B preferred shares at a 1 to 1,000 ratio.
On April 10, 2008, PreIPO Capital transferred all its interest in China Linong’s series B preferred shares to its affiliate, Made In China Ltd. As a result of the transfer, Made In China Ltd. replaced PreIPO Capital as the holder of series B preferred shares and holds 27,420,000 series B preferred shares as of the date of report.
On July 18, 2008, Sequoia China Growth Fund sold all its interest in China Linong’s series B preferred shares to its affiliates, Sequoia Capital China Growth Partners Fund I, L.P., or Sequoia China Growth Partner Fund, and Sequoia Capital China GF Principals Fund I, L.P., or Sequoia China GF Principals Fund, for a consideration of $701,860. As a result of the sale, Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund each holds 1,554,000 and 8,070,000 of our series B preferred shares, respectively, as of the date of this annual report.
All of our series B preferred shares were converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering.
Series B1 Preferred Shares
In December 2009, pursuant to a share purchase agreement dated December 22, 2009, China Linong sold a total of 79,127 series B1 preferred shares for a total consideration of $5,989,914 to a group of investors, comprising Grow Grand, Magnetic Star Holdings Limited, or Magnetic Star, Honeycomb, Valuetrue Investments Limited, or Valuetrue, Chic Holdings Limited, or Chic Holdings, Lu Rong, SIG China, Pacven VI, Pacven VI Parallel, Sequoia China, Sequoia China Partners Fund, Sequoia China Principals Fund, Sequoia China Growth Fund, Sequoia China Growth Partners Fund, Sequoia China GF Principals Fund and Made In China Ltd. The consideration was paid in cash. In July 2010, these China Linong series B1 preferred shares were exchanged for our series B1 preferred shares at a 1 to 1,000 ratio. All of our series B1 preferred shares were converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering.
Shareholders Agreement
In July 2010, each of the companies in our group, holders of our series A, series A1, series B, series B1 preferred shares, as well as the then existing holders of our ordinary shares entered into a shareholders agreement. The shareholders agreement contains various rights, all of which except for the registration rights were terminated immediately upon the closing of our initial public offering.
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management — Employment Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

C. Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. We are not aware of any proceedings being contemplated by any governmental authority.
We are not currently a party to any material litigation or other legal proceedings and are not aware of any pending or threatened litigation or legal proceedings that may have a material adverse impact on our business, financial condition or results of operations.
Dividend Policy
We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
We are a holding company, and we rely on dividends paid by our operating subsidiaries in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to their respective reserve funds until the accumulated balance of the reserve funds reach 50% of their respective registered capital. They are also required to reserve a portion of their after-tax profits to their employee welfare and bonus fund, the amount of which is determined by their respective board of directors. These funds are not distributable in cash dividends.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing
A. Offering and Listing Details.
Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “GAGA” since October 29, 2010. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the indicated periods.

	Sales Price
	High	Low
Annual High and Low
2010 (from October 29, 2010)	11.39	6.91
Quarterly High and Low
Fourth Quarter 2010 (from October 29, 2010)	11.39	6.91
First Quarter 2011	10.00	7.18
Second Quarter 2011	9.19	5.38
Third Quarter 2011 (through July 14, 2011)	7.85	6.18
Monthly High and Low
December 2010	9.48	6.91
January 2011	8.56	7.18
February 2011	10.00	7.80
March 2011	9.30	8.60
April 2011	9.19	8.60
May 2011	9.07	7.80
June 2011	8.08	5.38
July 2011 (through July 14, 2011)	7.85	6.18
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing 50 ordinary shares, have been listed on the NASDAQ Global Select Market since October 29, 2010 under the symbol “GAGA.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10.	Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the as provided by Section 27(2) of The Companies Law (Revised), as the same may be amended from time to time, of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association.

Registered Office and Objects
The Registered Office of our company is at the offices of Maples Corporate Services Limited, P.O. Box 309, Uglond House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2009 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”
Ordinary Shares
All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights
Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.
A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.
Transfer of Shares
Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) the shares conceded are free of any lien in favor of us.
If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided however, that the registration of transfers shall not be suspended nor the register be closed for more than 30 days in any year.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares
Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board, before the issue of such shares.
Variation of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written unanimous consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”
Anti-takeover Provisions in Our Memorandum and Articles of Association
Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D. Exchange Controls
See “Item 4. Information on the Company — B. Business Overview — C. Regulation —Foreign Currency Exchange” and “—Dividend Distribution.”
E. Taxation
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Taxation
The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:
•	banks;
•	certain financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.
The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares.
Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.
You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
Additional Reporting Requirements
Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.
F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.
H. Documents on Display
We have previously filed with the Commission our registration statement on Form F-1 (File Number 333-169839), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-170038) with respect to our ADSs.
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is March 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will furnish Citibank, N.A., the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.legaga.com.hk. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the change of consumer price index in China was 5.9%, -0.7% and 4.6% in 2009, 2010 and 2011, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, farmland leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding borrowings and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. As of March 31, 2011, we had an RMB78.8 million ($12.0 million) outstanding long- term bank loan bearing an interest rate of 13.14% per annum, which was drawn down under a loan agreement that we entered into with DEG. The loan bears a fixed interest rate of DEG base rate plus 12% per annum from December 30, 2010, the interest conversion date, to May 14, 2013. From May 15, 2013 to November 14, 2014, the loan bears a floating interest rate equal to the six month U.S. dollar LIBOR plus 12% per year. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk
The functional currency of our PRC subsidiaries is RMB, while the functional currency of our company and our subsidiaries outside of mainland China are U.S. dollars and Hong Kong dollars. We have adopted RMB as our presentation currency. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuance of preferred shares through private placements, as well as intra-group purchases by the our subsidiaries outside of mainland China that are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 20% appreciation of the RMB against the U.S. dollar over the next three years. From July 2008 to June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of large fluctuations of Renminbi’s value in the near future and the unpredictability associated with Renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our initial public offer into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
The following table indicates the instantaneous change in our profit after tax that would arise if foreign exchange rates to which we have significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant. In this respect, we assume that the pegged rate between the Hong Kong dollars and the U.S. dollars would be materially unaffected by any changes in movement in value of the U.S. dollars against other currencies.

	Fiscal Year Ended March 31,
	2009		2010		2011
	Increase/		Increase/		Increase/
	(Decrease)	Increase/	(Decrease)	Increase/	(Decrease)	Increase/
	in Foreign	(Decrease)	in Foreign	(Decrease)	in Foreign	(Decrease)
	Exchange	in Profit	Exchange	in Profit	Exchange	in Profit
	Rates	After Tax	Rates	After Tax	Rates	After Tax
		RMB’000		RMB’000		RMB’000
Renminbi(1)	5%	653	5%	2,128	5%	7,421
	(5)%	(653)	(5)%	(2,128)	(5)%	(7,421)
Hong Kong Dollars(2)	5%	(397)	5%	(948)	5%	(928)
	(5)%	397	(5)%	948	(5)%	928
U.S. Dollars(2)	5%	(184)	5%	865	5%	(1,258)
	(5)%	184	(5)%	(865)	(5)%	1,258

(1)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.

(2)	Arising from our subsidiaries whose functional currency is RMB.
Results of the analysis as presented in the above table represent an aggregation of the effects on each of our group entities’ profit or loss after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments we held which expose us to foreign currency risk at the balance sheet date, including inter-company payables and receivables within us which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of operations outside the mainland into our presentation currency. The analysis is performed on the same basis for all the years presented.
Credit Risk
Our credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 60 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, we do not obtain collateral from customers. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. As of March 31, 2011, we had certain concentrations of credit risk as 4.4% and 14.8% of the total trade and other receivables were due from the largest customer and the five largest customers, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. We do not provide any guarantee which would expose us to credit risk.

Item 12.	Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
As an ADS holder, you will be required to pay the following service fees to Citibank, N.A., our Depositary:

Service	Fees
• Issuance of ADSs	Up to $0.05 per ADS issued

• Cancellation of ADSs	Up to $0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

• Depositary Services	Up to $0.05 per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	$1.50 per certificate presented for transfer
As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:
•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);
•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and
•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary banks by the brokers (on behalf of their clients) receiving the newly issued ADSs from the Depositary banks and by the brokers (on behalf of their clients) delivering the ADSs to the Depositary banks for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the Depositary services fee are charged by the Depositary banks to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder.
Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes.
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the Depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time.
Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
A. — D. Material Modifications to the Rights of Security Holders
None.
E. Use of Proceeds
The following “Use of Proceeds” information relates to our initial public offering, at $9.50 per ADS, of 10,871,599 ADSs, each representing 50 ordinary shares, of which 9,200,000 ADSs were offered by our company and 1,671,599 ADSs were offered by our selling shareholders. The aggregate offering price was $103,280,191, with $87,400,000 for the ADSs offered by us and $15,880,191 for the ADSs offered by the selling shareholder. The registration statement on Form F-1 (File No. 333-169839) for our initial public offering was declared effective by the SEC on October 29, 2010. On November 3, 2010, we completed our initial public offering after all of the registered securities were sold. UBS AG, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co. and Oppenheimer & Co. Inc. were the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately $10.5 million, including underwriting discounts and commissions of approximately $6.2 million, SEC registration fees of $12,148, FINRA filing fees of $12,378, NASDAQ Global Market listing fees of $125,025, printing expenses of approximately $470,000, legal fees of approximately $1.6 million, audit and audit-related fees of approximately $711,000, other professional fees of approximately $916,000 and roadshow costs and expenses of approximately $511,000. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
We received net proceeds of approximately $76.9 million from our initial public offering. We intend to use our net proceeds as follows:
•	approximately $69.7 million to fund the construction and improvement of our greenhouses and other agricultural facilities; and
•	the balance to fund the enhancement of our research and development capability, including the development of our information system.
From October 29, 2010, the effective date of our registration statement on Form F-1 in connection with our initial public offering, to March 31, 2011, we used $10 million of the net proceeds from our initial public offering for the investment of our new farmland in Xianyou, Fujian province.
None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Internal Control over Financial Reporting
Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended March 31, 2011, our independent registered public accounting firm identified a significant deficiency in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The significant deficiency identified by our independent registered public accounting firm primarily related to an insufficient formal anti-fraud control program, such as maintaining a whistleblower mechanism, policies regarding providing and receiving gifts and entertainment, specific guidelines on the level of details to be maintained in the books and records.
Following the identification of the significant deficiency, we have taken and will continue to take remedial steps to address the above significant deficiency. We have engaged an independent internal control advisor, Ernst & Young, to further improve the effectiveness of our financial reporting system. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Business — If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”
Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Controls
During the audit of our financial statements for the years ended March 31, 2008, 2009 and 2010, our independent registered public accounting firm has identified a material weakness and two significant deficiencies in our internal control over financial reporting. The material weakness identified primarily related to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to prepare and review our IFRS financial statements and disclosure. Significant deficiencies identified included those related to (i) insufficient formal anti-fraud control program, and (ii) reconciliation procedures of intercompany transactions and balances between our consolidated group companies.
In order to remediate the aforesaid material weakness, during the fiscal year ended March 31, 2011, we hired a chief financial officer and two financial controllers who hold appropriate level of accounting knowledge, experience and expertise in review and preparing financial statements and disclosures under IFRS.
In order to remediate the significant deficiencies identified, we have enhanced the reconciliation procedures of intercompany transactions and balances between our consolidated group companies. Although we have not completely remediated the significant deficiency of the insufficient formal anti-fraud program, we have established or are in the process of establishing various policies or mechanisms to formalize the anti-fraud programs, including but not limited to the following:
•	We have established a business code of conduct as a guidance for proper business behavior;

•	We are in the process of establishing a whistleblower mechanism as a way to identify any improper business behavior; and

•	We are setting up policies and guidance regarding business gifts and entertainment.
We are working closely with our independent internal control advisor, Ernst & Young, to review the appropriateness and sufficiency of these policies and guidance with the aim of maintaining a proper level of controls relating the anti-fraud mechanism.
Upon the changes in internal controls during the year ended March 31, 2011, we have remediated the material weakness and one of the significant deficiencies identified during the audit of previous years. We will continue to improve our formal anti-fraud control program in order to remediate the significant deficiency identified.

Item 16A.	Audit Committee Financial Expert
Mr. Gordon Xiaogang Wang, Mr. Chung Bong Pang and Mr. Li-Lan Cheng qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F. Messrs. Wang, Pang and Cheng satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules and Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-169839) filed with the Securities and Exchange Commission on October 15, 2010 and posted a copy of our code of business conduct and ethics on our website at www.legaga.com.hk. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(in thousands)

Audit fees(1)	654	2,210	4,227	646

Audit-related fees(2)	—	—	4,726	722

Tax fees(3)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with our initial public offering in 2010.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the NASDAQ Global Market.
Part III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Le Gaga Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description of Document
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 15, 2010)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 15, 2010)

2.3
Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 22, 2010)

8.1
Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.1
Series A Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., and the then PRC Subsidiaries (as defined therein) dated April 12, 2006 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.2
Series A1 Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Grow Grand Limited, Honeycomb Assets Management Limited, and the then PRC Subsidiaries (as defined therein) dated February 14, 2007 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.3
Series B Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China Growth Fund I, L.P., SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., PreIPO Capital Partners Limited, and the then PRC Subsidiaries (as defined therein) dated March 21, 2008 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.4
Series B1 Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Grow Grand Limited, Magnetic Star Holdings Limited, Honeycomb Assets Management Limited, Valuetrue Investments Limited, Chic Holdings Limited, Lu Rong, SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Made In China Ltd., and the then PRC Subsidiaries (as defined therein) dated December 22, 2009 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.5
Share Purchase Agreement relating to series B preferred shares between PreIPO Capital Partners Limited and Made In China Ltd dated April 10, 2008 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 15, 2010)

10.6
Share Purchase Agreement relating to series B preferred shares by and among Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., dated July 18, 2008 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.7
Accession Agreement relating to series B preferred shares by and among all parties of series B Shareholders Agreement, Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., and Made In China Ltd dated July 22, 2008 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.8
Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Chic Holdings Limited dated January 18, 2010 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

Exhibit
Number	Description of Document
10.9
Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Lu Rong dated January 18, 2010(incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.10
Share Purchase Agreement relating to series B1 preferred shares by and among Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P. dated January 19, 2010 (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.11
Shareholders Agreement by and among the Registrant, China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, holders of ordinary shares, holders of series A preferred shares, holders of series A1 preferred shares, holders of series B preferred shares, holders of series B1 preferred shares and the PRC subsidiaries dated July 16, 2010 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.12
Loan Agreement entered into between DEG — Deutsche Investitions — Und Entwicklungsgesellschaft Mbh and China Linong International Limited dated November 10, 2009 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.13 *	Amended and Restated Share Retention Letter dated April 6, 2011 from Shing Yung Ma to DEG — Deutsche Investitions — Und Entwicklungsgesellschaft Mbh, agreed on May 3, 2011

10.14
Share Retention Letter dated October 22, 2009 from Shing Yung Ma to DEG — Deutsche Investitions — Und Entwicklungsgesellschaft Mbh, agreed on November 10, 2009 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.15
2010 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.16
2009 Share Incentive Plan (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.17
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.18
Form of Employment Agreement (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.19
English translation of Land Lease Contract between Agricultural Development Office of Guyuan County, Hebei Province and Land V. Ltd (Zhangjiakou) dated November 1, 2006 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.20
English translation of Land Sub-Lease Contract between Cai Yingguo and Land V. Ltd (Fujian) dated June 14, 2005 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.21
English translation of Amendment Agreement To The Main Contract by and among Cai Yingguo, Land V. Ltd (Fujian) and Linong Agriculture Technology (Shantou) Co. Ltd dated June 25, 2010 (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

10.22
English translation of Technology Development Contract between China Linong International Limited and Beijing Research Center for Information Technology in Agriculture dated August 5, 2010 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

Exhibit
Number		Description of Document
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 15, 2010)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Trend Associates

15.2	*	Consent of KPMG, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Le Gaga Holdings Limited

By:	/s/ Shing Yung Ma

	Name:	Shing Yung Ma
	Title:	Chairman and Chief Executive Officer
Date: July 15, 2011

LE GAGA HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Le Gaga Holdings Limited:
We have audited the accompanying consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2009, 2010 and 2011, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended March 31, 2011, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Le Gaga Holdings Limited and subsidiaries as of March 31, 2009, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG
Hong Kong, China
July 15, 2011

Le Gaga Holdings Limited
Consolidated income statements
for the years ended March 31, 2009, 2010 and 2011
(Expressed in Renminbi)

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000

Revenue	4	198,995	280,512	406,772

Cost of inventories sold	18(b)	(174,288)	(238,277)	(357,211)
Changes in fair value less costs to sell related to:
Crops harvested during the year		80,795	119,009	186,183
Growing crops on the farmland at the year end		16,548	33,734	55,713
Total changes in fair value less costs to sell of biological assets	17(a)	97,343	152,743	241,896
Packing expenses		(15,620)	(18,281)	(28,248)
Land preparation costs	7(c)	(9,755)	(12,434)	(20,800)
Other income	5	1,224	626	124
Research and development expenses		(5,855)	(6,519)	(7,298)
Selling and distribution expenses		(10,097)	(18,207)	(24,949)
Administrative expenses		(17,900)	(25,059)	(68,978)
Other expenses	5	(3,980)	(3,404)	(6,070)

Results from operating activities		60,067	111,700	135,238

Finance income		546	101	2,881
Finance costs		—	(709)	(4,643)

Net finance income/(costs)	6	546	(608)	(1,762)
Profit before taxation	7	60,613	111,092	133,476

Income tax expense	8(a)	(200)	(890)	(101)

Profit for the year		60,413	110,202	133,375

Earnings per ordinary/preferred share (in RMB cents)	9

Basic		3.61	6.52	6.68

Diluted		3.57	6.43	6.46

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Consolidated statements of comprehensive income
for the years ended March 31, 2009, 2010 and 2011
(Expressed in Renminbi)

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Profit for the year	60,413	110,202	133,375

Other comprehensive income for the year (net of income tax)

Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”) — mainland	(3,429)	(713)	(12,486)
Reclassification adjustment for release of exchange reserve upon disposal of subsidiaries	(1,529)	(541)	—

Total comprehensive income for the year	55,455	108,948	120,889

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Consolidated balance sheets
at March 31, 2009, 2010 and 2011
(Expressed in Renminbi)

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Assets

Property, plant and equipment	12	239,093	357,862	575,246
Construction in progress	13	18,988	17,402	24,294
Lease prepayments	14	2,620	2,516	2,413
Long-term deposits and prepayments	15	21,538	31,559	56,991
Biological assets	17	2,993	5,186	6,049

Total non-current assets		285,232	414,525	664,993

Biological assets	17	22,594	45,005	73,662
Inventories	18	3,202	2,938	4,608
Trade and other receivables	19	21,657	36,779	63,000
Cash	20	107,939	139,207	598,722

Total current assets		155,392	223,929	739,992

Total assets		440,624	638,454	1,404,985

Equity	26

Capital		267,032	307,689	687,706
Reserves		157,634	272,355	592,041

Total equity		424,666	580,044	1,279,747

Liabilities

Bank loan	21(a)	—	34,290	78,835
Loan from municipal government	22	1,000	1,410	—

Total non-current liabilities		1,000	35,700	78,835

Bank loan	21(b)	—	—	6,000
Trade and other payables	23	11,766	18,628	36,321
Current taxation	25(a)	3,192	4,082	4,082

Total current liabilities		14,958	22,710	46,403

Total liabilities		15,958	58,410	125,238

Total equity and liabilities		440,624	638,454	1,404,985

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Consolidated statements of changes in equity
for the years ended March 31, 2009, 2010 and 2011
(Expressed in Renminbi)

	Share	Share	Statutory	Exchange	Capital	Other
	capital	premium	reserve	reserve	reserve	reserve	Retained
	(note 26(a))	(note 26(b)(i))	(note 26(b)(ii))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At April 1, 2008	14	267,018	12,137	3,260	5,162	28,355	50,125	366,071

Profit for the year	—	—	—	—	—	—	60,413	60,413
Other comprehensive income	—	—	—	(4,958)	—	—	—	(4,958)

Total comprehensive income for the year	—	—	—	(4,958)	—	—	60,413	55,455

Equity settled share-based transactions	—	—	—	—	3,140	—	—	3,140
Disposal of subsidiaries	—	—	(212)	—	—	—	212	—
Appropriations	—	—	7,118	—	—	—	(7,118)	—

At March 31, 2009	14	267,018	19,043	(1,698)	8,302	28,355	103,632	424,666

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Consolidated statements of changes in equity
for the years ended March 31, 2009, 2010 and 2011 (continued)
(Expressed in Renminbi)

	Share	Share	Statutory	Exchange	Capital	Other
	capital	premium	reserve	reserve	reserve	reserve	Retained
	(note 26(a))	(note 26(b)(i))	(note 26(b)(ii))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At April 1, 2009	14	267,018	19,043	(1,698)	8,302	28,355	103,632	424,666

Profit for the year	—	—	—	—	—	—	110,202	110,202
Other comprehensive income	—	—	—	(1,254)	—	—	—	(1,254)

Total comprehensive income for the year	—	—	—	(1,254)	—	—	110,202	108,948

Issue of preferred shares, net of issuing expense	1	40,656	—	—	—	—	—	40,657
Equity settled share-based transactions	—	—	—	—	5,773	—	—	5,773
Disposal of a subsidiary	—	—	(304)	—	—	—	304	—
Appropriations	—	—	8,057	—	—	—	(8,057)	—

At March 31, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Consolidated statements of changes in equity
for the years ended March 31, 2009, 2010 and 2011 (continued)
(Expressed in Renminbi)

	Share	Share	Statutory	Exchange	Capital	Other
	capital	premium	reserve	reserve	reserve	reserve	Retained
	(note 26(a))	(note 26(b)(i))	(note 26(b)(ii))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At April 1, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

Profit for the year	—	—	—	—	—	—	133,375	133,375
Other comprehensive income	—	—	—	(12,486)	—	—	—	(12,486)

Total comprehensive income for the year	—	—	—	(12,486)	—	—	133,375	120,889

Arising from the Reorganization	118,762	(307,674)	—	—	—	188,912	—	—
Exercise of share options	5,383	28,655	—	—	(11,793)	—	—	22,245
Equity settled share-based transactions	—	—	—	—	21,678	—	—	21,678
Issue of ordinary shares, net of issuing costs	30,778	504,113	—	—	—	—	—	534,891
Appropriations	—	—	14,473	—	—	—	(14,473)	—

At March 31, 2011	154,938	532,768	41,269	(15,438)	23,960	217,267	324,983	1,279,747

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Consolidated statements of cash flows
for the years ended March 31, 2009, 2010 and 2011
(Expressed in Renminbi)

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Operating activities

Profit before taxation		60,613	111,092	133,476

Adjustments for:
Amortization of lease prepayments		87	104	103
Depreciation		24,464	35,057	47,406
Bad debt expense		130	—	—
Equity settled share-based transactions		3,140	5,773	21,678
Changes in fair value less costs to sell of biological assets		(97,343)	(152,743)	(241,896)
Interest income		(190)	(101)	(254)
Interest expense		—	—	4,643
Gain on disposal of subsidiaries	27	(1,130)	(540)	—
Net loss on disposal of property, plant and equipment		1,738	3,142	5,143
Foreign exchange gain		(4,498)	(529)	(2,261)

		(12,989)	1,255	(31,962)

Changes in current biological assets due to plantations		(71,715)	(99,854)	(134,070)
Changes in inventories, net of effect of harvested crops transferred to inventories		171,603	228,881	346,468
Increase in trade and other receivables		(14,784)	(8,252)	(35,310)
Increase in long-term deposits and prepayments		(10,127)	(10,021)	(21,025)
(Decrease)/increase in trade and other payables		(11,068)	5,592	5,459

Cash generated from operations		50,920	117,601	129,560
Income tax paid		—	—	(101)

Net cash generated from operating activities		50,920	117,601	129,459

Le Gaga Holdings Limited
Consolidated statements of cash flows
for the years ended March 31, 2009, 2010 and 2011 (continued)
(Expressed in Renminbi)

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000

Investing activities

Interest received		190	101	254
Plantations of non-current biological assets		(843)	(624)	(1,692)
Payment for the purchase of property, plant and equipment		(10,673)	(6,122)	(9,520)
Payment for lease prepayments		(1,482)	—	—
Payment for construction in progress		(124,353)	(161,378)	(262,704)
Net cash outflow from disposal of subsidiaries		(23)	—	—
Proceeds from disposal of property, plant and equipment		1,294	7,658	13,411

Net cash used in investing activities		(135,890)	(160,365)	(260,251)

Financing activities

Advance from a director		58	—	—
Repayment to a director		(14,526)	—	(40)
Proceeds from municipal government loan		1,000	410	—
Repayment of municipal government loan		—	—	(1,410)
Interest paid		—	(1,133)	(5,803)
Proceeds from bank loans		—	34,300	53,632
Net proceeds from issue of preferred shares		122,239	40,657	—
Proceeds received from exercise of share options		—	—	22,245
Net proceeds from issue of ordinary shares, net of issuing costs		—	—	534,891

Net cash generated from financing activities		108,771	74,234	603,515

Net increase in cash		23,801	31,470	472,723

Cash at April 1		85,360	107,939	139,207

Effect of foreign exchange rate changes		(1,222)	(202)	(13,208)

Cash at March 31	20	107,939	139,207	598,722

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited
Notes to the consolidated financial statements
(Expressed in Renminbi unless otherwise indicated)
1	Principal activities and reorganization
Le Gaga Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 6, 2010 as the holding company of China Linong International Limited (“China Linong”) and its subsidiaries in connection with the initial public offering (the “IPO”) of the Company’s American depositary shares on the NASDAQ Global Select Market, which was completed in October 2010. The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (hereinafter collectively referred as the “Group”) are principally engaged in cultivating and processing of vegetables in the People’s Republic of China (the “PRC”) for distribution to markets in the PRC and other countries.
China Linong was incorporated in the British Virgin Islands (the “BVI”) on March 24, 2006 under the BVI Business Companies Act, 2004 with limited liability. Pursuant to written board resolutions of China Linong on April 6, 2006, the shareholders of Land V Group Limited (“Land V”) as transferor and China Linong as transferee entered into sale and purchase agreements for the transfer of the entire issued capital of Land V (the “2006 Reorganization”) whereby China Linong allotted and issued 1,050 new shares, credited as fully paid at par, to the shareholders of Land V as a consideration for the transfer of their entire interests in Land V and its subsidiaries. Upon completion of the 2006 Reorganization, China Linong became the then holding company of the Group.
On July 16, 2010, the Company issued ordinary shares and preferred shares to the existing ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio (the “Reorganization”). Upon the completion of the Reorganization, the Company became the holding company of the Group.
2	Significant accounting policies
(a)	Statement of compliance
The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). IFRSs include International Accounting Standards (“IASs”) and interpretations. The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on July 15, 2011.
The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Information on changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior periods reflected in the accompanying consolidated financial statements is provided in note 3.
(b)	Basis of preparation of the financial statements
Since the shareholders’ equity holdings remained the same before and after the Reorganization, there were no changes in the economic substance of the ownership structure and the business of the Group. Accordingly, the Reorganization has been accounted for as a recapitalization of the Group and the accompanying consolidated financial statements reflect the assets and liabilities and results of operations of the Group at their respective historical amount as if the Reorganization had occurred at the beginning of the financial periods presented.
The measurement basis used in the preparation of the accompanying consolidated financial statements is the historical cost basis except for the following assets and liabilities which are stated at fair values as explained in the accounting policies set out below:
•	biological assets (see note 2(k))

•	derivative financial instruments (see note 2(d))

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(b)	Basis of preparation of the financial statements (continued)
The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 31.
(c)	Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.
An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.
(d)	Derivative financial instruments
Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.
(e)	Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.
(f)	Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(j)).
Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.
Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Land improvements, buildings and farmland infrastructure	Shorter of the unexpired term of land leases and their estimated useful lives of 3 to 30 years
Equipment and machinery	3 to 10 years
Motor vehicles	3 to 10 years
Furniture, fixtures and computer equipment	5 years

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(f)	Property, plant and equipment (continued)
Depreciation of property, plant and equipment attributable to agricultural activities is capitalized as part of plantation expenditure. Depreciation relating to idle capacity is charged to profit or loss in the accounting period of which the idle capacity is identified.
Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.
(g)	Construction in progress
Construction in progress represents property, plant and equipment under construction, and is stated at cost less impairment losses (see note 2(j)). Cost of self-constructed items of property, plant and equipment include the cost of materials, direct labour and an appropriate proportion of production overheads and borrowing costs (see note 2(w)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all of the activities necessary to prepare the asset for its intended use are complete.
No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.
(h)	Lease prepayments
Lease prepayments represent the cost of land use rights paid to the PRC government authorities. Lease prepayments are carried at cost less accumulated amortization and impairment losses (see note 2(j)). Amortization is charged to profit or loss on a straight-line basis over the respective periods of the rights.
(i)      Leased assets
An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.
(i)	Classification of assets leased to the Group
Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.
(ii)	Operating lease charges
Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.
The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(j)	Impairment of assets
(i)	Impairment of receivables
Current receivables that are carried at amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.
If any such evidence exists, the impairment loss is determined and recognized as follows:
•	For trade and other current receivables carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.
Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss. During the year ended March 31, 2011, no impairment loss nor write-off of uncollectible amount was recognized in profit or loss (2010: Nil; 2009: write-off of receivables against allowance account of RMB806,000).
(ii)	Impairment of other assets
Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased.
•	property, plant and equipment;

•	construction in progress;

•	lease prepayments; and

•	long-term deposits and prepayments.
If any such indication exists, the asset’s recoverable amount is estimated.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(j)	Impairment of assets (continued)
(ii)	Impairment of other assets (continued)
•	Calculation of recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).
•	Recognition of impairment losses
An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.
•	Reversals of impairment losses
An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.
(k)	Biological assets
Biological assets are living plants managed by the Group on its farmland. Biological assets include vegetables and fruits which are to be harvested as agricultural produce, and tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce. Biological assets with a life cycle of one year or less are classified as current biological assets. Biological assets are measured at fair value less costs to sell on initial recognition and at each balance sheet date. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes. The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current market price with reference to the species, growing condition, costs incurred and expected yield of the crops. The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss.
Agricultural produce harvested from the Group’s biological assets is initially measured at its fair value less costs to sell at the point of harvest. The fair value of agricultural produce is determined based on market prices in the local market. The gain or loss arising from initial recognition of agricultural produce as a result of harvesting is recognized in profit or loss for the period in which it arises. The fair value less costs to sell at the point of harvest is the deemed cost of the agricultural produce included in inventories for subsequent sale in the local market.
(l)	Inventories
Inventories comprising agricultural materials, consumables and packing materials, and agricultural produce and are measured at the lower of cost and net realizable value. The cost of inventories, other than agricultural produce, is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. The cost of agricultural produce transferred from biological assets is its fair value less costs to sell at the point of harvest.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(l)	Inventories (continued)
When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.
(m)	Preferred share capital
Preferred share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends on preferred share capital classified as equity are recognized as distributions within equity.
(n)	Trade and other receivables
Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 2(j)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.
(o)	Interest-bearing borrowings
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the initially recognized amount and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.
(p)	Trade and other payables
Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.
(q)	Employee benefits
(i)	Short term employee benefits and contributions to defined contribution retirement plans
Salary, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.
(ii)	Share-based payments
The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes Option Pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.
During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(r)	Income tax
Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combinations or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts are recognized in other comprehensive income or directly in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.
Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.
The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.
The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.
The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.
Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or
•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
•	the same taxable entity; or
•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(s)	Provisions and contingent liabilities
Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
(t)	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:
(i)	Sale of goods
The Group recognizes revenue on product sales when vegetables are delivered and the customers take ownership and assume risk of loss, which is when the vegetables are received by the customer at its or a designated location or collected directly by the customer from the cultivation bases, collection of the relevant receivable is probable and the selling price is fixed or determinable. Net sales of products represents the invoiced value of goods, net of trade discounts and allowances.
(ii)	Interest income
Interest income is recognized as it accrues using the effective interest method.
(iii)	Government grants
Government grants unrelated to biological assets are recognized in the balance sheet initially when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are deducted from the expenses on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.
During the year ended March 31, 2011, RMB95,000 of government grants (2010: RMB135,000; 2009: Nil) that compensated the Group for expenses incurred in research and development activities were deducted from the related expenses, and RMB723,000 of government grants (2010: RMB592,000; 2009: Nil) that compensated the Group for the cost of construction of certain buildings and farmland infrastructure were deducted from the carrying amount of the respective construction in progress.
(u)	Translation of foreign currencies
The functional currency of the subsidiaries of the Group in the PRC-mainland is Renminbi (“RMB”), whereas the functional currencies of the Company and China Linong are United States dollars and the functional currencies of the subsidiaries of the Group outside the PRC-mainland are either United States dollars or Hong Kong dollars. For the purposes of presenting the consolidated financial statements, the Group has adopted RMB as its presentation currency, rounded to the nearest thousand.
Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(u)	Translation of foreign currencies (continued)
The results of operations outside the PRC-mainland are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into RMB at the closing foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.
On disposal of an operation outside the PRC-mainland, the cumulative amount of the exchange differences relating to that operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.
(v)	Research and development costs
Research and development costs are recognized as expenses in the period in which they are incurred.
(w)	Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.
The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.
(x)	Related parties
For the purposes of these financial statements, a party is considered to be related to the Group if:
(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;
(ii)	the Group and the party are subject to common control;
(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;
(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;
(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or
(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.
Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.
(y)	Earnings per share
As further described in note 26(a), the Company’s preferred shares were converted into ordinary shares on an one-to-one basis on October 29, 2010 upon the completion of the IPO. For the purpose of calculation of earnings per share, the holders of the ordinary shares and preferred shares were considered to have equal rights to receive dividends from the Group’s earnings for periods prior to the conversion.
Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to ordinary and preferred shareholders by the weighted average number of ordinary and preferred shares outstanding during the year.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
2	Significant accounting policies (continued)

(y)	Earnings per share (continued)
Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preferred shareholders and the weighted average number of ordinary and preferred shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.
For the purpose of calculating basic and diluted earnings per share, the number of ordinary and preferred shares used in the calculation reflects the 1,000-for-1 share exchange in connection with the Reorganization described in note 1 on a retrospective basis as if the share exchange had occurred at the beginning of the earliest period presented.
(z)	Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s most senior executive management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
3	Changes in accounting policies
(a)     The IASB has issued two revised IFRSs, a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements:
•	IFRS 3 (revised 2008), Business combinations

•	Amendments to IAS 27, Consolidated and separate financial statements

•	Improvements to IFRSs (2009)
The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 32).
The improvements to IFRSs 2009 have had no material impact on the Group’s results of operations and financial position as the improvements were consistent with policies already adopted by the Group. The other developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:
•	The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had any effect on the Group’s consolidated financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination or a disposal of a subsidiary) and there is no requirement to restate the amounts recorded in respect of such previous transactions.

•	The amendments to IFRS 3 (in respect of recognition of acquiree’s deferred tax assets) and IAS 27 (in respect of allocation of losses to non-controlling interests (previously known as “minority interests”) in excess of their equity interest) have had no material impact as the Group has not acquired any business and does not have any non-controlling interests in the current or comparative periods and no such deferred tax assets or losses arose in the current year.
(b)     In November 2010, the IFRS Interpretations Committee of the IASB published its final agenda decision in response to a request on the appropriate classification of a callable term loan. The position taken in this decision has had no impact on the Group’s financial statements as the Group’s bank loans do not include clauses which give the lender the unconditional right to call the loan at any time.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
4	Revenue
The principal activities of the Group are cultivating, processing and distribution of vegetables. Revenue represents the invoiced value of goods sold during the year, net of returns and discounts.
An analysis of the Group’s revenue by the categories of customers for the years ended March 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Wholesalers	94,537	137,546	213,974
Institutional customers	77,284	100,969	149,131
Supermarkets	26,845	41,235	43,099
Others	329	762	568

	198,995	280,512	406,772

The Group’s customer base is diversified and there is no customer with whom transactions have exceeded 10% of the Group’s revenues for each of the years ended March 31, 2009, 2010 and 2011. Details of concentrations of credit risk are set out in note 28.
Further details regarding the Group’s principal activities are disclosed in note 10 to these financial statements.
5	Other income and other expenses

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Other income

Gain on disposal of subsidiaries (note 27)	1,130	540	—
Sundry income	94	86	124

	1,224	626	124

Other expenses

Net loss on disposal of property, plant and equipment	(1,738)	(3,142)	(5,143)
Natural disasters losses	(2,005)	(237)	(481)
Others	(237)	(25)	(446)

	(3,980)	(3,404)	(6,070)

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
6	Finance income and finance costs recognized in profit or loss

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Finance income

Interest income on bank deposits	190	101	254
Net foreign exchange gain	356	—	2,627

	546	101	2,881

Finance costs

Interest on bank loans	—	(1,133)	(9,040)
Net foreign exchange loss	—	(709)	—

	—	(1,842)	(9,040)
Less: interest expense capitalized into construction in progress	—	1,133	4,397

	—	(709)	(4,643)

Net finance income/(costs) recognized in profit or loss	546	(608)	(1,762)

7	Profit before taxation
Profit before taxation is arrived at after charging:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
(a) Staff costs

Contributions to defined contribution retirement plans	312	502	701
Equity settled share-based payment expenses	3,140	4,096	19,460
Salaries, wages and other benefits	27,861	38,275	56,474

	31,313	42,873	76,635

(b) Other items

Amortization of lease prepayments	87	104	103
Depreciation	24,464	35,057	47,406
Equity settled share-based payment expenses in respect of the Company’s consultants	—	1,677	2,218
Bad debt expense	130	—	—
Auditors’ remuneration	1,489	1,774	3,869
Operating lease charges: minimum lease payments in respect of premises	9,002	9,273	9,996

(c)	Land preparation costs
Land preparation costs represent costs incurred before the commencement of agricultural activities on farmland and cost of maintenance of idle farmland during the rotation period.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
8	Income tax in the consolidated income statements
(a)	Taxation in the consolidated income statements represents:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Current tax

PRC withholding tax on dividends	—	607	101
PRC withholding tax on capital gains	200	283	—

	200	890	101

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Profit before taxation	60,613	111,092	133,476

Notional tax on profit before taxation, calculated at the rates applicable to the tax jurisdictions concerned (Note (i))	16,983	35,178	47,812
Effect of non-taxable income	(434)	(4,429)	(110)
Effect of non-deductible expenses	49	14	26
Effect of tax concessions (Note (ii))	(17,774)	(32,906)	(48,570)
Effect of tax loss not recognized (Note (iii))	1,176	2,143	842
PRC withholding tax on dividends (Note (iv))	—	607	101
PRC withholding tax on capital gains (Note (v))	200	283	—

Actual tax expense	200	890	101

Notes:

(i)	Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands (“BVI”), the Group is not subject to any tax on income or capital gains in the Cayman Islands and the BVI.

The Hong Kong profits tax rate for the years ended March 31, 2009, 2010 and 2011 is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%.

(ii)	According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the PRC statutory income tax rate is 25%, however, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

(iii)	No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses for the years ended March 31, 2009, 2010 and 2011.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the years ended March 31, 2009, 2010 and 2011. In addition, no provision for PRC income tax was made for Land V. Limited (Weifang) which was disposed in March 2009 as it sustained tax losses prior to the disposal.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
8	Income tax in the consolidated income statements (continued)

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates (continued):

Notes: (continued)

(iv)	Pursuant to the PRC’s new Income Tax Law and its relevant regulations, dividends payable to foreign corporate investors are subject to a 10% withholding tax for earnings generated since January 1, 2008. Under the Mainland China/ Hong Kong Special Administrative Region (“HKSAR”) taxation arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

During the year ended March 31, 2010, Linong Agriculture Technology (Liaoyang) Co. Limited declared a dividend of RMB23,000,000 to its immediate holding company, Land V. Limited. Included in the dividend payable to Land V. Limited, an amount of RMB12,148,000 was distributed from earnings generated since January 1, 2008 which is subject to 5% PRC dividend withholding tax.

(v)	During the year ended March 31, 2010, Land V. Limited disposed of its equity interest in Land V. Limited (Tianjin), with a gain of RMB2,825,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax. During the year ended March 31, 2009, Land V. Limited disposed of its equity interest in Land V. Limited (Weifang) and Land V. Limited (Hangzhou), with a gain of RMB2,002,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax.
9	Earnings per ordinary/preferred share
(a)	Basic earnings per ordinary/preferred share
During the years ended March 31, 2009, 2010 and 2011, the Group had in issue ordinary shares and preferred shares. On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the IPO of the ordinary shares of the Group. The automatic conversion did not result in the retrospective adjustments to the previously reported basic and diluted earnings per share for the years ended March 31, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share has included both ordinary and preferred shares.
For the purpose of calculating basic and diluted earnings per share, the number of ordinary and preferred shares used in the calculation reflects the effect of the 1,000-for-1 share exchange in connection with the Reorganization described in note 1 on a retrospective basis as if the event had occurred at the beginning of the earliest period presented.
The calculation of basic earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB133,375,000 (2010: RMB110,202,000; 2009: RMB60,413,000) and the weighted average number of ordinary and preferred shares outstanding of 1,997,816,000 (2010: 1,690,479,000; 2009: 1,674,870,000), calculated as follows:
Weighted average number of ordinary and preferred shares:

	2009	2010	2011

Issued ordinary and preferred shares at April 1	1,674,870	1,674,870	1,753,997
Preferred shares issued	—	15,609	—

	1,674,870	1,690,479	1,753,997
Effect of share exchange in connection with the Reorganization	1,673,195,130	1,688,788,521	1,752,243,003
Effect of share options exercised	—	—	50,997,000
Effect of shares issued under IPO	—	—	192,822,000

Weighted average number of ordinary and preferred shares at March 31	1,674,870,000	1,690,479,000	1,997,816,000

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
9	Earnings per ordinary/preferred share (continued)

(b)	Diluted earnings per ordinary/preferred share
The calculation of diluted earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB133,375,000 (2010: RMB110,202,000; 2009: RMB60,413,000) and the weighted average number of ordinary and preferred shares outstanding of 2,065,976,000 (2010: 1,714,385,000; 2009: 1,692,888,000) during the year, calculated as follows:
Weighted average number of ordinary and preferred shares (diluted):

	2009	2010	2011

Weighted average number of ordinary and preferred shares at March 31	1,674,870,000	1,690,479,000	1,997,816,000
Effect of deemed issue of shares under the Company’s share option schemes	18,018,000	23,906,000	68,160,000

Weighted average number of ordinary and preferred shares (diluted) at March 31	1,692,888,000	1,714,385,000	2,065,976,000

For the year ended March 31, 2010, 151,430 options and the conversion option of bank loan (see note 21) were excluded from the diluted weighted average number of ordinary and preferred shares calculation as their effect would have been anti-dilutive. For the years ended March 31, 2011 and 2009, there were no anti-dilutive options that are excluded from the calculation of diluted earnings per ordinary/preferred share.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
10	Segment information
The Group manages its business by two operating segments, being the Vegetables business and Trees business, which are organized by the type of biological assets. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purpose of resource allocation and performance assessment, the Group has identified the following two reportable segments. No operating segments have been aggregated to form the following reportable segments.
(i)	Vegetables business (PRC-mainland/Hong Kong)

Vegetables business consists of the cultivating, processing and distribution of vegetables.

(ii)	Trees business (PRC-mainland)

Trees business consists of the cultivating, processing and distribution of fruits and tea leaf from its fruit and tea trees, and cultivating and selling of fir trees.
For the purposes of assessing the Group’s performance, the Group’s senior executive management monitors segment performance according to the operating results after charging the cost of inventories used, packing expenses, land preparation costs and natural disaster losses but before biological fair value adjustments, other income and expenses as set out in the reconciliation in note 10(b) below.
(a)	Analysis of segment results

	2009			2010			2011
	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue	198,995	—	198,995	279,852	660	280,512	405,398	1,374	406,772

Segment profit	95,954	—	95,954	146,649	346	146,995	217,476	905	218,381

Depreciation and amortization	(23,719)	—	(23,719)	(33,723)	(81)	(33,804)	(45,425)	(154)	(45,579)

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
10	Segment information (continued)

(b)	Reconciliation of segment profit
Reconciliation of reportable segment profit to consolidated profit before taxation is disclosed as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Segment profit	95,954	146,995	218,381

Other income	1,224	626	124
Research and development expenses	(5,855)	(6,519)	(7,298)
Selling and distribution expenses	(10,097)	(18,207)	(24,949)
Administrative expenses	(17,900)	(25,059)	(68,978)
Other expenses	(1,975)	(3,167)	(5,590)
Net finance income/(costs)	546	(608)	(1,762)
Biological assets fair value adjustment	(1,284)	17,031	23,548

Profit before taxation	60,613	111,092	133,476

(c)	Geographical information
The geographical location of a customer is based on the location at which the services were provided or the goods delivered. Substantially all of the Group’s revenues are derived from external customers located in the PRC.
The geographical location of the Group’s non-current assets is based on the physical location of an asset in the case of property, plant and equipment, construction in progress, lease prepayments and biological assets. Substantially all of the Group’s non-current assets are located in the PRC.
11	Employee retirement benefits
Defined contribution retirement schemes
Pursuant to the relevant labour rules and regulations in the PRC-mainland, the Group participates in defined contribution retirement benefit schemes (the “Schemes”) organized by the relevant local government authorities whereby the Group is required to make contributions to the Schemes based on a percentage of the eligible employees’ salaries. Contributions made are charged to profit or loss as they become payable, in accordance with the rules of the Schemes. The employers’ contributions vest fully once they are made. The local government authorities are responsible for the entire pension obligations payable to existing and retired employees.
The Group also operates a Mandatory Provident Fund Scheme (the “MPF Scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the plan vest immediately.
The Group does not have any other pension schemes for its employees in respect of the subsidiaries outside PRC-mainland and Hong Kong. The directors of the Company are of the opinion that the Group did not have any significant liabilities beyond the above contributions in respect of the retirement benefits of its employees.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
12     Property, plant and equipment

		Buildings			Furniture,
		and	Equipment		fixtures and
	Land	farmland	and	Motor	computer
	improvements	infrastructure	machinery	vehicles	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:

As at April 1, 2008	28,681	106,654	4,401	4,770	1,053	145,559
Exchange adjustments	—	—	—	(60)	(2)	(62)
Additions	—	249	10,002	7	415	10,673
Transfer from construction in progress (note 13)	26,655	104,021	2,775	—	—	133,451
Disposals
— through disposals of subsidiaries	—	—	(77)	(153)	(40)	(270)
— others	(2,121)	(5,315)	(52)	(1,115)	—	(8,603)

As at March 31, 2009	53,215	205,609	17,049	3,449	1,426	280,748

Accumulated depreciation:

As at April 1, 2008	3,574	12,608	1,280	1,825	329	19,616
Exchange adjustments	—	—	—	(25)	(1)	(26)
Charge for the year	5,995	13,672	3,971	619	207	24,464
Written back on disposals
— through disposals of subsidiaries	—	—	(26)	(57)	(15)	(98)
— others	(440)	(1,484)	(107)	(261)	(9)	(2,301)

As at March 31, 2009	9,129	24,796	5,118	2,101	511	41,655

Net book value:

As at March 31, 2009	44,086	180,813	11,931	1,348	915	239,093

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
12	Property, plant and equipment (continued)

		Buildings			Furniture,
		and	Equipment		fixtures and
	Land	farmland	and	Motor	computer
	improvements	infrastructure	machinery	vehicles	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:

As at April 1, 2009	53,215	205,609	17,049	3,449	1,426	280,748
Exchange adjustments	—	—	—	(5)	—	(5)
Additions	800	600	4,138	274	312	6,124
Transfer from construction in progress (note 13)	47,331	114,294	3,738	—	—	165,363
Disposals	(6,027)	(17,875)	(1,243)	(328)	(367)	(25,840)

As at March 31, 2010	95,319	302,628	23,682	3,390	1,371	426,390

Accumulated depreciation:

As at April 1, 2009	9,129	24,796	5,118	2,101	511	41,655
Exchange adjustments	—	—	—	(4)	—	(4)
Charge for the year	7,304	21,716	5,391	371	275	35,057
Written back on disposals	(1,399)	(5,398)	(898)	(277)	(208)	(8,180)

As at March 31, 2010	15,034	41,114	9,611	2,191	578	68,528

Net book value:

As at March 31, 2010	80,285	261,514	14,071	1,199	793	357,862

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
12	Property, plant and equipment (continued)

		Buildings			Furniture,
		and	Equipment		fixtures and
	Land	farmland	and	Motor	computer
	improvements	infrastructure	machinery	vehicles	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:

As at April 1, 2010	95,319	302,628	23,682	3,390	1,371	426,390
Exchange adjustments	—	—	—	(46)	(14)	(60)
Additions	160	231	7,710	561	858	9,520
Transfer from construction in progress (note 13)	43,456	225,456	515	—	—	269,427
Disposals	(2,201)	(15,308)	(1,303)	(1,189)	(250)	(20,251)

As at March 31, 2011	136,734	513,007	30,604	2,716	1,965	685,026

Accumulated depreciation:

As at April 1, 2010	15,034	41,114	9,611	2,191	578	68,528
Exchange adjustments	—	—	—	(21)	(5)	(26)
Charge for the year	11,340	29,665	5,680	390	331	47,406
Written back on disposals	(603)	(3,515)	(598)	(1,188)	(224)	(6,128)

As at March 31, 2011	25,771	67,264	14,693	1,372	680	109,780

Net book value:

As at March 31, 2011	110,963	445,743	15,911	1,344	1,285	575,246

At March 31, 2011, the Group was still in the process of obtaining the relevant property ownership certificates of certain buildings in the PRC-mainland from the relevant government authorities, the carrying value of which amounted to approximately RMB6,396,000 (2010: RMB6,655,000; 2009: Nil).
Farmland infrastructure and certain buildings are built on the leased farmland and the directors of the Company are of the opinion that the Group is entitled to the beneficial title of such farmland infrastructure and buildings over the term of land leases, the carrying value of those farmland infrastructure and buildings amounted to approximately RMB180,813,000, RMB254,859,000 and RMB439,347,000 at March 31, 2009, 2010 and 2011, respectively.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
13	Construction in progress

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

At April 1	26,709	18,988	17,402
Additions	125,730	163,777	276,319
Transfer to property, plant and equipment (note 12)	(133,451)	(165,363)	(269,427)

At March 31	18,988	17,402	24,294

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective balance sheet dates.
14     Lease prepayments

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Cost:

At April 1	1,346	2,828	2,828
Additions	1,482	—	—

At March 31	2,828	2,828	2,828

Accumulated amortization:

At April 1	121	208	312
Charge for the year	87	104	103

At March 31	208	312	415

Net book value:

At March 31	2,620	2,516	2,413

Lease prepayments represent cost of land use rights paid to the PRC land bureau. The Group has been granted land use rights for a period of 50 years.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
15	Long-term deposits and prepayments
Long-term deposits and prepayments represent the deposits to wholesalers and the prepaid marketing, pest control, environmental protection and land sanitation service costs and utilities expenses at the respective balance sheet dates:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Deposits to wholesalers	—	3,080	3,080
Construction works	—	3,910	3,440
Prepaid utilities expenses	2,532	2,309	2,058
Prepaid pest control service costs	11,558	13,087	11,755
Prepaid environmental protection service costs	7,448	6,517	15,564
Prepaid land sanitation service costs	—	—	18,739
Prepaid front-end fee in connection with the long-term bank loan	—	1,189	1,688
Prepaid advertising and promotion expenses	—	1,467	667

	21,538	31,559	56,991

The Group made prepayments to certain third party vendors during the years ended March 31, 2009, 2010 and 2011 for the provision of pest control, environmental protection and land sanitation service for periods of three to ten years.
16	Principal subsidiaries
The following list contains only the particulars of subsidiaries of the Company which principally affected the results, assets or liabilities of the Group as of March 31, 2009, 2010 and 2011. The class of shares held is ordinary unless otherwise stated.

	Place and
	date of	Registered
	establishment/	capital/issued
	incorporation	and fully paid up	Ownership interest
Name of company	and operation	capital	2009	2010	2011	Principal activities

China Linong International Limited	BVI/	USD1,754	100%	100%	100%	Investment holding
	Hong Kong
	March 24, 2006

Land V. Group Limited	BVI/	USD50,000	100%	100%	100%	Investment holding
	Hong Kong
	March 24, 2005

Land V. Limited	Hong Kong	HK$100,000	100%	100%	100%	Sales of agricultural products
	October 31, 2001

Hong Kong Linong Limited	Hong Kong	HK$100,000	100%	100%	100%	Sales of agricultural products
	November 10, 2006

Linong Agriculture Technology (Shenzhen) Co. Limited	The PRC	HK$10,000,000	100%	100%	100%	Sales of agricultural products
	April 23, 2004

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
16	Principal subsidiaries (continued)

	Place and
	date of	Registered
	establishment/	capital/issued
	incorporation	and fully paid up	Ownership interest
Name of company	and operation	capital	2009	2010	2011	Principal activities

Linong Agriculture Technology (Liaoyang) Co. Limited (note b)	The PRC	USD640,000	100%	100%	100%	Growing, processing and sales of agricultural products
	July 7, 2004

Land V. Limited (Fujian)	The PRC	HK$15,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	July 23, 2004

Land V. Limited (Tianjin) (note a)	The PRC	HK$3,000,000	100%	—	—	Growing, processing and sales of agricultural products
	May 16, 2005

Land V. Limited (Zhangjiakou)	The PRC	HK$5,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	October 18, 2006

Linong Agriculture Technology (Shantou) Co. Limited	The PRC	USD$1,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	May 9, 2007

Linong Agriculture Technology (Huizhou) Co. Limited	The PRC	HK$10,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	December 28, 2006

Xiamen Land V. Group Co. Limited	The PRC	USD1,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	March 20, 2007

Land V. Agriculture Technology (Ningde) Co. Limited	The PRC	USD2,100,000	100%	100%	100%	Growing, processing and sales of agricultural products
	September 22, 2008

Fuzhou Land V. Group Co. Limited	The PRC	USD2,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	June 12, 2008

Land V. Agriculture Technology (Zhangzhou) Co. Limited	The PRC	USD2,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
	June 19, 2008

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
16	Principal subsidiaries (continued)

	Place and
	date of	Registered
	establishment/	capital/issued
	incorporation	and fully paid up	Ownership interest
Name of company	and operation	capital	2009	2010	2011	Principal activities

Liyuan Agriculture Technology (Quanzhou) Co. Limited	The PRC	RMB3,000,000	—	100%	100%	Growing, processing and sales of agricultural products
	October 26, 2009

Liaoyang Liyuan Agricultural Products Co. Limited	The PRC	RMB3,000,000	—	—	100%	Growing, processing and sales of agricultural products
	April 28, 2010

Putian Land V. Group Co. Limited	The PRC	USD10,000,000	—	—	100%	Growing, processing and sales of agricultural products
	December 23, 2010
Notes:

(a)	The Group disposed of Land V. Limited (Tianjin) during the year ended March 31, 2010 (see note 27).

(b)	Linong Agricultural Technology (Liaoyang) Co. Limited is in the process of deregistration as at March 31, 2011.
17	Biological assets
Biological assets represent the growing crops including vegetables, fresh fruits, tea trees in various cultivation bases located in the PRC-mainland.
(a)	Reconciliation of carrying amount of biological assets:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

At April 1	26,684	25,587	50,191
Changes in fair value less costs to sell	97,343	152,743	241,896
Plantation expenditure	72,558	100,478	135,762
Harvested crops transferred to inventories	(170,998)	(228,617)	(348,138)

At March 31	25,587	50,191	79,711

Non-current portion	2,993	5,186	6,049
Current portion	22,594	45,005	73,662

At March 31	25,587	50,191	79,711

Plantation expenditure comprises those costs that are directly attributable to cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticide, direct labour, operating lease charges on farmland, depreciation and other direct costs.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
17	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets:

	2009
		Vegetables		Tea and
	Area	and fruits	Area	other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	2,993	2,993
Current	3,965	22,594	—	—	22,594

	3,965	22,594	1,150	2,993	25,587

	2010
		Vegetables		Tea and
	Area	and fruits	Area	other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	5,186	5,186
Current	6,833	45,005	—	—	45,005

	6,833	45,005	1,150	5,186	50,191

	2011
		Vegetables		Tea and
	Area	and fruits	Area	other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	6,049	6,049
Current	5,956	73,662	—	—	73,662

	5,956	73,662	1,150	6,049	79,711

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.
Biological assets were stated at fair value less costs to sell as of March 31, 2009, 2010 and 2011 as estimated by an independent appraiser using the net present value approach whereby projected future net cash flows were discounted at the rates of 16.6% for vegetables and fruits and 20.2% for tea and other trees (2010: 14.7% and 18.4%; 2009: 14.8% and 20.9%) to provide a current market value of the biological assets.
The discount rates used in the valuation of the biological assets in the PRC-mainland as at each balance sheet date were based on the market-determined pre tax rate.
The principal valuation methodology and assumptions adopted are as follows:
•	The present condition of a biological asset excludes any increases in value from additional biological transformation and future activities of the Company such as those related to enhancing the future biological transformation, harvesting and selling; and

•	Estimated future net cash flows are referenced to past experience from the management and historical records.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
17	Biological assets (continued)

(c)	The quantity and amount of fair value less costs to sell of agricultural produce harvested during the year:

	2009		2010		2011
	Quantity		Quantity		Quantity
	(tons)	RMB’000	(tons)	RMB’000	(tons)	RMB’000

Vegetables and fruits	69,240	170,998	98,076	228,617	123,294	348,138

(d)	Risks related to the Group’s biological assets:

Regulatory and environment risks
The Group is subject to laws and regulations in various locations in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage these risks.
Supply and demand risk
The Group is exposed to risks arising from fluctuations in the price and sales volume of agricultural crops. When possible the Group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the Group’s pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.
Climate and other risks
The Group’s agricultural crops are exposed to the risk of damage from climatic changes, diseases and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular inspections and industry pest and disease surveys.
18	Inventories
(a)	Inventories in the consolidated balance sheets comprise:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Agricultural materials	3,035	2,759	3,992
Consumables and packing materials	167	179	582
Agricultural produce	—	—	34

	3,202	2,938	4,608

Agricultural materials represent seeds, fertilizers and pesticides.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
18	Inventories

(b)	Reconciliation of carrying amount of agricultural produce:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

At April 1	730	—	—
Harvested crops transferred in from biological assets	170,998	228,617	348,138
Purchases during the year	2,560	9,660	9,107
Cost of inventories sold	(174,288)	(238,277)	(357,211)

At March 31	—	—	34

(c)   The cost of inventories sold for the years ended March 31, 2009, 2010 and 2011 includes the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Purchases of agricultural produce	2,560	9,660	9,073
Plantation expenditure	73,101	92,905	129,790
Biological assets fair value adjustments	98,627	135,712	218,348

Cost of inventories sold	174,288	238,277	357,211

19	Trade and other receivables

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Trade receivables	11,544	19,595	40,131
Other receivables, deposits and prepayments	10,113	17,184	22,869

	21,657	36,779	63,000

All of the trade and other receivables are expected to be recovered within one year.
Included in other receivables, deposits and prepayments were amounts due from a director of China Linong of RMB48,000 and RMB46,000 as of March 31, 2009 and 2010, respectively. Amount due from director of China Linong was unsecured, interest-free and repayable on demand. There was no amount due from director of China Linong as of March 31, 2011.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
19	Trade and other receivables (continued)

(a)	Impairment of trade receivables
Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (see note 2(j)).
The movement in the allowance for doubtful debts during the year is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

At April 1	806	—	—
Impairment loss recognized	—	—	—
Uncollectible amounts written off	(806)	—	—

At March 31	—	—	—

As of March 31, 2009, 2010 and 2011, none of the Group’s trade receivables were individually determined to be impaired. Consequently, no specific allowances for doubtful debts were recognized.
(b)	Trade receivables that are not impaired
The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Neither past due nor impaired	11,504	18,823	40,001

Less than 1 month past due	—	577	—
1 to 3 months past due	—	195	—
6 to 12 months past due	—	—	130
1 to 2 years past due	40	—	—

	40	772	130

	11,544	19,595	40,131

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.
Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
20	Cash
Cash comprises:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Cash at bank	91,014	116,347	564,069
Cash in hand	16,925	22,860	34,653

	107,939	139,207	598,722

As of March 31, 2011, cash of RMB155,992,000 (2010: RMB56,364,000; 2009: RMB44,461,000) is denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.
21	Bank loan

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Non-current liabilities

Bank loan	—	34,290	78,835

Current liabilities

Bank loan	—	—	6,000

	—	34,290	84,835

(a)	Non-current bank loan
On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG — Deutsche Investitions — Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of US$18,000,000 (the “Loan”). At March 31, 2011, the Loan was drawn down to an extent of US$12,000,000 (equivalent to RMB78,835,000) (2010: US$5,000,000 (equivalent to RMB34,290,000)). The purpose of the Loan is to finance the expansion of the Group’s farmland operations, which involve construction of greenhouse, infrastructure works, irrigation systems and accessory facilities in the cultivation bases of the Group.
(i)	Repayment terms and interest rates
The Loan is repayable in equal semi-annual instalment of US$2,250,000 each from May 15, 2013 to November 15, 2016. Any undisbursed loan amounts and any amount outstanding under the Loan which is converted as mentioned in note 21(a)(ii) shall be set off against the repayment installments in inverse order of their maturity.
The Loan bears a floating interest rate at the aggregate of London Interbank Offered Rates for six months United States Dollars deposits (“six months USD LIBOR”) plus 12% per annum from the date of first disbursement of loan to interest conversion date, which is determined to be the date when the loan principal has been fully disbursed or the date on which the bank suspends or terminates the right of China Linong to disbursement of the undrawn portion of the loan principal if the total disbursement has not been made by December 30, 2010. The loan principal was not fully drawn down by the Group by December 30, 2010 and the interest conversion date was then determined to be December 30, 2010.
From the interest conversion date (December 30, 2010) up to May 14, 2013, the Loan bears a fixed interest rate of 13.14% per annum based on the DEG Base Rate plus 12% per annum. During the year ended March 31, 2011, the Loan carried a weighted average interest rate of 12.7262% (2010: 12.2815%) per annum. From May 15, 2013 up to November 14, 2016, the Loan will bear a floating interest rate at the aggregate of six months USD LIBOR plus 12% per annum.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
21	Bank loan (continued)

(a)	Non-current bank loan (continued)

(ii)	Conversion right
Pursuant to the Loan Agreement, DEG was provided the right to subscribe for new ordinary or preferred shares under certain conditions. In connection with the Company’s IPO, the conversion right of DEG was terminated effective on October 29, 2010. Details of the conversion right of DEG prior to its termination are summarized below.
Pursuant to the Loan Agreement, in the event that China Linong decides at its discretion to proceed with any raising of new equity financing, whether in the form of ordinary or preferred shares to be offered by China Linong to any or all of its then existing shareholders and/or any new investors on one or more occasions, by China Linong prior to the initial public offering of the shares of China Linong (“Pre-IPO Financing”):
•	DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares (as the case may be) in China Linong at the same price and on the same payment terms (other than the manner of payment of the subscription price) as the other subscribers in the Pre-IPO Financing are subscribing by converting up to an aggregate amount of US$5,000,000 outstanding under the Loan;

•	If the Loan has been repaid in full prior to such Pre-IPO Financing, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares (as the case may be) in China Linong at the same price and on the same payment terms as the other subscribers in the Pre-IPO Financing are subscribing in the aggregate amount of up to US$5,000,000.

•	If the Loan has been repaid to the extent that the amount outstanding under the Loan is less than US$5,000,000, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares in China Linong at the same price and on the same payment terms (other than the manner of payment of the subscription price) as the other subscribers in the Pre-IPO Financing are subscribing in the aggregate amount of up to US$5,000,000, by converting the amount outstanding under the Loan and by paying the balance of the subscription price on the same payment terms as the other subscribers in the Pre-IPO Financing are subscribing.

•	In the event that DEG decides to exercise its right to subscribe for new ordinary or preferred shares (as the case may be) in China Linong pursuant to any Pre-IPO Financing, the shares to be issued shall rank pari passu with all the other shares to be issued to the other subscribers in such Pre-IPO Financing.

•	In the event that DEG decides to exercise its right to subscribe for new ordinary or preferred shares (as the case may be) in China Linong pursuant to any Pre-IPO Financing by converting any amount outstanding under the Loan, the amount so converted shall be deemed to be a repayment under the Loan Agreement and shall reduce the repayment installments in inverse order of maturity.
The conversion right granted to DEG shall not be exercisable with respect to the first occasion on which China Linong decides to raise Pre-IPO Financing after the signing of the Loan Agreement, provided that (i) no more than US$6,000,000 is being raised by China Linong on such occasion; (ii) such Pre-IPO Financing is completed on or before January 31, 2010; and (iii) only existing shareholders and/or their affiliates will be invited by China Linong to participate in such Pre-IPO Financing. The conversion right shall only be exercisable by DEG in respect of any Pre-IPO Financing to be conducted and completed by China Linong before an initial public offering of the shares of China Linong and such right shall terminate immediately upon the initial public offering of the shares of China Linong.
As the conversion right granted pursuant to the Loan Agreement may result in the settlement in a variable number of the ordinary shares equivalent to a fixed value based on the outstanding loan principal amount up to US$5,000,000, the contractual obligation in respect of US$5,000,000 and the related conversion right as a whole has been accounted for as a financial liability based on the loan principal amount outstanding.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
21	Bank loan (continued)

(a)	Non-current bank loan (continued)

(ii)	Conversion right (continued)
If the Loan has been repaid in full prior to the Pre-IPO Financing, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares at the same price and the same payment terms as other subscribers up to an aggregate amount of US$5,000,000. This subscription right after the repayment of the loan is not considered to meet the definition of a derivative as the exercise price is at the fair value for the shares and does not depend on an underlying variable. The Group has therefore not recognized this option in the financial statements.
(iii)	Prepayment option
The Group may prepay the whole or any part of the Loan on any payment dates, which is defined as May 15, and November 15, in each year after the date of drawdown and up to November 15, 2016, and the prepaid amount shall be an amount of not less than US$2,250,000 or a multiple thereof. If the Group prepays any amount of the Loan before May 15, 2013 while a fixed interest rate applies, the Group shall pay an amount necessary to compensate DEG for any loss DEG incurs in redeploying the prepaid amount in USD Treasury Bonds with a maturity corresponding to the remaining maturity of the Loan prepaid until May 14, 2013 plus reasonable costs and expenses relating to such prepayment (“compensation”). No compensation will be applied on prepayment made on or after May 15, 2013 as long as prepayments are made on payment dates.
If the Group exercises the prepayment option before May 15, 2013, the redemption amounts, which is the aggregate amount of the prepaid amount and the compensation, would be significantly different from the amortized cost of the Loan. Hence, the embedded derivative is not considered closely related to the Loan and therefore the prepayment option before May 15, 2013 should be separated considered as a derivative liability. The Group estimates that the fair value of prepayment option is approximately zero.
(iv)	Share retention and financial covenants
In connection with the Loan, Mr Ma Shing Yung, Chairman and Chief Executive Officer and a shareholder of the Company, provided a share retention letter as amended and restated, to the effect that he, Grow Grand Limited, his wholly owned entity, and the Company will not sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him indirectly through Grow Grand Limited and Le Gaga to fall below 509,770 shares without DEG’s consent. In addition, the Group is subject to the requirements of certain financial covenants in respect of the Loan. As at March 31, 2011, the Group was in compliance with such financial covenants.
(b)	Current bank loan
During the year ended March 31, 2011, the Group obtained a short-term bank loan of RMB6,000,000 in the PRC-mainland for general working capital purposes. The short-term bank loan is unsecured, interest bearing at a fixed rate of 6.2658% per annum and repayable within one year. The short-term bank loan was settled on June 21 2011.
22	Loan from municipal government

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Long-term municipal government loan	1,000	1,410	—

The municipal government loan was obtained by the Group for acquiring a land use right in Liaoyang, Liaoning Province, the PRC and for constructing a processing factory for its agricultural produce on that land. There were no unfulfilled conditions or contingencies relating to the municipal government loan. The municipal government loan was unsecured, interest bearing at a fixed rate of 2% per annum and was repaid in full during the year ended March 31, 2011.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
23	Trade and other payables

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Trade creditors	2,711	4,508	8,214
Other creditors and accrued charges	9,014	14,080	28,107
Amount due to a director	41	40	—

	11,766	18,628	36,321

All of the trade and other payables (including amount due to a director) are expected to be settled within one year.

Amount due to a director is unsecured, interest-free and repayable on demand.
24	Equity settled share-based transactions
China Linong has several share option schemes (the “Scheme”) which were adopted on May 22, 2007, April 16, 2009 and March 26, 2010, whereby the board of directors of China Linong is authorized to, at its discretion, invite directors, employees and others providing similar services of China Linong or its subsidiaries to take up options to subscribe for shares in China Linong subject to terms and conditions stipulated therein. The Schemes will terminate after ten years from the dates of adoption and no options may be granted under the Schemes thereafter.
On May 23, 2007, China Linong granted share options to Winsome Group Limited, a company held by certain directors and employees of the Group, to subscribe 66,580 ordinary shares of China Linong (on post-split basis upon the subdivision of ordinary shares into 1,000 shares of nominal value of US$0.001 each pursuant to written board resolutions of China Linong on March 21, 2008). On April 17, 2009 and March 29, 2010, China Linong granted share options to certain directors, employees and others providing similar services of the Group to subscribe 48,246 and 103,184 ordinary shares of China Linong respectively. The options granted vest after one to three years after the date of grant and are exercisable within a period of ten years. Each option gives the holder the right to subscribe for one ordinary share in China Linong.
On July 17, 2010, the Company granted 218,010,000 share options (“Le Gaga option”) to the options holders of China Linong at a 1,000-for-1 exchange ratio (“Share Options Exchange”). Each Le Gaga option gives the holder the right to subscribe for one ordinary share in the Company. Upon the grant of Le Gaga options, 218,010 share options representing all outstanding share options of China Linong were cancelled on July 17, 2010. The grant of Le Gaga options was a replacement plan for the cancelled share options of China Linong and no increment fair value was resulted from the Share Options Exchange as the terms and conditions attached to Le Gaga options are the same as those options granted by China Linong on May 23, 2007, April 17, 2009 and March 29, 2010, respectively except for the corresponding adjustment for the exercise price to give effect to the 1,000-for-1 exchange ratio. The number of options and per share data disclosed in note 24(a), (b) and (c) was adjusted if applicable to give effect of the 1,000-for-1 exchange ratio.
On August 31, 2010, the Company adopted the 2010 Share Incentive Plan, under which the Company granted shares options on the same date to certain directors, employees and others providing similar services to the Group to subscribe 60,000,000 ordinary shares of the Company. The options granted vest after one to three years after the date of grant and are exercisable within a period of ten years. Each option gives the holder the right to subscribe for one ordinary share in the Company.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
24	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants are as follows:

					Vesting
					conditions
	Number of share options				(from the date	Contractual
	Directors	Consultants	Employees	Total	of grant)	term
Granted on May 23, 2007
	15,526,667	—	6,700,000	22,226,667	One year	10 years
	15,526,667	—	6,700,000	22,226,667	Two years	10 years
	15,526,666	—	6,600,000	22,126,666	Three years	10 years

	46,580,000	—	20,000,000	66,580,000

Granted on April 17, 2009
	8,748,667	5,666,667	1,666,667	16,082,001	One year	10 years
	8,748,667	5,666,667	1,666,667	16,082,001	Two years	10 years
	8,748,666	5,666,666	1,666,666	16,081,998	Three years	10 years

	26,246,000	17,000,000	5,000,000	48,246,000

					Vesting
					conditions
	Number of share options				(from the date	Contractual
	Directors	Consultants	Employees	Total	of grant)	conditions
Granted on March 29, 2010
	14,394,667	6,000,000	14,000,000	34,394,667	One year	10 years
	14,394,667	6,000,000	14,000,000	34,394,667	Two years	10 years
	14,394,666	6,000,000	14,000,000	34,394,666	Three years	10 years

	43,184,000	18,000,000	42,000,000	103,184,000

Granted on August 31, 2010
	5,600,000	1,800,000	12,600,000	20,000,000	One year	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Two years	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Three years	10 years

	16,800,000	5,400,000	37,800,000	60,000,000

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
24	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows:

	2009		2010		2011
	Weighted		Weighted		Weighted
	average		average		average
	exercise	Number of	exercise	Number of	exercise	Number of
	price	options	price	options	price	options
	USD		USD		USD

Outstanding at April 1	0.035402	66,580,000	0.035402	66,580,000	0.062780	218,010,000
Exercised during the year	—	—	—	—	0.041538	(79,593,999)
Forfeited during the year	—	—	—	—	0.08	(900,000)
Granted during the year	—	—	0.074817	151,430,000	0.08	60,000,000

Outstanding at March 31	0.035402	66,580,000	0.062780	218,010,000	0.076493	197,516,001

Exercisable at March 31	0.035402	22,230,000	0.035402	44,460,000	0.075473	37,462,668

The weighted average share price at the date of exercise for share options exercised during the year ended March 31, 2011 was US$0.10. No share options were exercised during the years ended March 31, 2009 and 2010.
The options outstanding as of March 31, 2011 had a weighted average exercise price of US$0.076493 (equivalent to RMB0.50) (2010: US$0.062780 (equivalent to RMB0.43); 2009: US$0.035402 (equivalent to RMB0.242)) and a weighted average remaining contractual life of 8.96 years (2010: 8.91 years; 2009: 8.15 years).
(c)	Fair value of share options and assumptions
The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on the Black-Scholes Option Pricing model. The weighted average life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the Black-Scholes Option Pricing model.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
24	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions (continued)

	At April 17, 2009		At March 29, 2010		At August 31, 2010
	(date of grant)		(date of grant)		(date of grant)

Fair value at measurement date	US$	0.02035 – US$0.02385	US$	0.02912 – US$0.03209	US$	0.04571 – US$0.04862

Share price	US$ 0.05015		US$ 0.06061		US$ 0.083

Exercise price	US$ 0.07293		US$ 0.07570		US$ 0.080

Expected volatility (expressed as average volatility used in the modelling under the Black-Scholes Option Pricing model)	51.30% – 53.70%		56.90%		57.60% – 58.70%

Option life (expressed as weighted average life used in the modelling under the Black-Scholes Option Pricing model)	5.5 – 6.5 years		5.5 – 6.5 years		5.5 – 6.5 years

Expected dividends	—		—		—

Risk-free interest rate (based on USD China Sovereignty Bond Rate)	3.75% – 3.90%		2.96% – 3.26%		2.51% – 2.75%
The expected volatility is based on the average annualized standard deviations of the continuously compounded rates of return on the average share prices of similar companies as of the measurement date publicly quoted. Expected dividends are based on historical record. Changes in the subjective input assumptions could materially affect the fair value estimate.
Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.
25	Income tax in the consolidated balance sheets

(a)	Current taxation in the consolidated balance sheets represents:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Provision for PRC income/withholding tax for the year	200	890	—
Balance in respect of prior years	2,992	3,192	4,082

	3,192	4,082	4,082

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
25	Income tax in the consolidated balance sheets (continued)

(b)	Deferred tax assets not recognized
The Group has not recognized deferred tax assets as of March 31, 2011 in respect of cumulative tax losses of HK$32,905,000 (equivalent to RMB27,714,000) and RMB6,253,000 (2010: HK$27,567,000 (equivalent to RMB24,282,000) and RMB5,570,000; 2009: HK$15,417,000 (equivalent to RMB13,599,000) and RMB4,051,000) arising from the subsidiaries in Hong Kong and in the PRC — mainland, respectively, as it is not probable that future taxable profits against which losses can be utilized will be available in the relevant entities. The tax losses of the subsidiaries in Hong Kong do not expire under current tax legislation while those of the subsidiaries in the PRC — mainland will expire in five years.
(c)	Deferred tax liabilities not recognized
At March 31, 2011, deferred tax liabilities not recognized in respect of temporary differences relating to the undistributed profits of PRC subsidiaries amounted to RMB348,264,000 (2010: RMB177,313,000; 2009: RMB92,531,000) as the Group controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that profits will not be distributed in the foreseeable future from the undistributed profits of PRC subsidiaries accumulated up to March 31, 2011 except for those as mentioned in note 8(b).
26	Equity
(a)	Share capital

(i)	Share capital of the Company
The Company was incorporated in the Cayman Islands on May 6, 2010 with an authorized share capital of US$50,000,000 divided into 5,000,000,000 shares of US$0.01 each. On the date of incorporation, 1 share of US$0.01 was issued at par as initial capital of the Company. After the Reorganization as described in note 1, the Company became the holding company of the Group on July 16, 2010 and the then shareholders of China Linong became the shareholders of the Company with the same percentage holdings.
Upon completion of the Reorganization, the Company had 1,050,000,000 outstanding ordinary shares of US$0.01 each and 703,997,000 outstanding preferred shares (Series A: 215,060,000 shares; Series A1: 80,710,000 shares; Series B: 329,100,000 shares; Series B1: 79,127,000 shares) of US$0.01 each. All the rights, terms and conditions attached to ordinary shares and each class of preferred shares of the Company were the same as those of China Linong.
On October 12, 2010, 79,593,999 ordinary shares were issued in respect of the exercise of 66,579,999 and 13,014,000 options on July 30, 2010 and September 30, 2010, respectively.
On October 29, 2010, 460,000,000 ordinary shares of US$0.01 each were issued and offered for subscription at a price of US$0.19 per share upon the IPO of the Company. The net proceeds from the IPO, after deducting share issuing costs of RMB49,885,000, amounted to approximately RMB534,891,000. In connection with the IPO, all preferred shares were automatically converted into ordinary shares on an one-to-one basis on October 29, 2010.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
26	Equity (continued)

(a)	Share capital (continued)

(i)	Share capital of the Company (continued)

	2011
	Number of
	shares	Amount
		RMB’000
Authorized:

Ordinary shares of US$0.01 each	5,000,000,000	338,590

Preferred shares of US$0.01 each	—	—

Issued:

Ordinary shares:

At April 1	—	—
Issue of ordinary shares upon incorporation	1	—
Issue of ordinary shares upon the Reorganization	1,050,000,000	71,104
Exercise of share option	79,593,999	5,383
Issue of ordinary shares upon the IPO	460,000,000	30,778
Automatic conversion of preferred shares into ordinary shares upon the IPO	703,997,000	47,673

At March 31	2,293,591,000	154,938

Preferred shares:

At April 1	—	—
Issue of preferred shares upon the Reorganization	703,997,000	47,673
Automatic conversion of preferred shares to ordinary shares upon the IPO	(703,997,000)	(47,673)

At March 31	—	—

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
26	Equity (continued)

(a)	Share capital (continued)

(ii)	Share capital of China Linong
On January 18, 2010, China Linong issued 79,127 Series B1 Preferred Shares for US$75.7 per share pursuant to the Series B1 Shareholders Agreement dated January 18, 2010. The net proceeds of RMB40,656,000, after deducting share issuing expenses of RMB398,000, were credited to the capital.

	2009		2010		2011
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
		RMB’000		RMB’000		RMB’000
Authorized:

Ordinary shares of US$0.001 each	1,050,000	9	1,050,000	9	50,703,997	406

Preferred shares of US$0.001 each	624,870	5	703,997	6	—	—

Issued:

Ordinary shares:

At April 1	1,050	9	1,050,000	9	1,050,000	9
Effect of share subdivision from US$1 each to US$0.001 each	1,048,950	—	—	—	—	—
Re-designation of preferred shares to ordinary shares	—	—	—	—	703,997	6

At March 31	1,050,000	9	1,050,000	9	1,753,997	15

Preferred shares:

At April 1	624,870	5	624,870	5	703,997	6
Re-designation of preferred shares to ordinary shares	—	—	—	—	(703,997)	(6)
Issue of Series B1 Preferred Shares	—	—	79,127	1	—	—

At March 31	624,870	5	703,997	6	—	—

(iii)	Ordinary shares
The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The distribution of dividend is subject to the prior written approval of at least 75% of Series A and Series A1 preferred shareholders and 50% of Series B and Series B1 preferred shareholders. All ordinary shares rank equally with regard to the Company’s residual assets.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
26	Equity (continued)

(a)	Share capital (continued)

(iv)	Preferred shares
As described in note 9(a) and 26(a)(i), on October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the Company’s IPO. Details of the preferred shares outstanding prior to the conversion are provided below.
Each preferred shareholder carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the date for determination of the shareholder entitled to vote on such matters, or, if no such date is established, at the date such vote is taken or any written consent of shareholders is solicited.
The holders of preferred shares are entitled to receive dividends, which are at the discretion of the Company, as declared from time to time and subject to the approval as disclosed in note 26(a)(iii).
On liquidation of the Company, the holders of Series B1 Preferred Shares would be entitled to receive an amount equal to 100% of the issue price of Series B1 Preferred Shares plus all accrued or declared but unpaid dividends (“Series B1 Preference Amount”). After the full distribution of Series B1 Preference Amount, the holders of Series B Preferred Shares would be entitled to receive, prior to any distribution to holders of Series A1 Preferred Shares, Series A Preferred Shares and holders of ordinary shares, an amount equal to 100% of the issue price of Series B Preferred Shares plus all accrued or declared but unpaid dividends (“Series B Preference Amount”). After the full distribution of Series B1 and Series B Preference Amount, the holders of Series A1 Preferred Shares would be entitled to receive, prior to any distribution to the holders of Series A Preferred Shares and holders of ordinary shares, an amount equal to 100% of the issue price of Series A1 Preferred Shares plus all accrued or declared but unpaid dividends (“Series A1 Preference Amount”). After the full distribution of Series B1, Series B and Series A1 Preference Amount, the holders of Series A Preferred Shares would be entitled to receive an amount equal to 100% of the issue price of Series A Preferred Shares plus all accrued or declared but unpaid dividends (“Series A Preference Amount”). After full distribution of Series B1, Series B, Series A1 and Series A Preference Amounts, any remaining funds or assets of the Company would be distributed on a pro-rata basis among the holders of preferred shares (on as converted basis) together with the holders of ordinary shares.
The rights of the preferred shareholders to convert the shares into ordinary shares are summarized as follows:

•	Conversion rights are exercisable at any time at the preferred shareholders’ option, to convert all or any portion of preferred shares into ordinary shares of the Company unless automatically converted as described below.

•	The initial conversion price for each class of preferred shares is the issue price subject to adjustments from time to time in the event of any share splits, share combinations, share dividends, recapitalizations and similar events.

•	The Series A Preferred Shares and Series A1 Preferred Shares would automatically be converted into ordinary shares, at the then applicable conversion price, upon
(1)	the date specified by written consent or agreement of the holders of at least 50% of the Series A Preferred Shares and Series A1 Preferred Shares outstanding, or

(2)	the closing of an underwritten public offering of ordinary shares of the Company in the United States of America with gross proceeds to the Company in excess of US$70,000,000 and a pre-public offering market capitalization of at least US$300,000,000, or in a similar public offering of the ordinary shares of the Company in another jurisdiction which results in the ordinary shares trading publicly on a recognized regional or national securities exchange (“Qualified Public Offering”).
•	The Series B Preferred Shares and Series B1 Preferred Shares would automatically be converted into ordinary shares, at the then applicable conversion price, upon the closing of a Qualified Public Offering.

•	No fractional ordinary share would be issued upon conversion of the preferred shares. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company would pay cash equal to such fraction multiplied by the then effective respective conversion price.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
26	Equity (continued)

(b)	Nature and purpose of reserves

(i)	Share premium
The share premium represents the difference between the par value of the ordinary shares of the Company and proceeds received from the issue of the ordinary shares of the Company. Under the Companies Law of the Cayman Islands, the share premium account of the Company is distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.
(ii)	Statutory reserve
Transfers from retained earnings to statutory reserves were made in accordance with the relevant PRC rules and regulations and the articles of association of the Company’s subsidiaries incorporated in the PRC and were approved by the respective board of directors.
Statutory surplus reserve
The subsidiaries in the PRC-mainland are required to transfer 10% of their net profit, as determined in accordance with the PRC accounting rules and regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.
Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of their registered capital.
(iii)	Exchange reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities outside the PRC-mainland. The reserve is dealt with in accordance with the accounting policy set out in note 2(u).
(iv)	Capital reserve
Capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to directors and other eligible participants of the Group recognized in accordance with the accounting policy adopted for share based payments in note 2(q)(ii).
(v)	Other reserve
(1)	Under the 2006 Reorganization, China Linong acquired the entire equity interest in Land V. Group Limited by issuing 1,050 new ordinary shares as consideration. The difference between the carrying amount of share capital and share premium of Land V. Group Limited and the nominal value of the share issued by China Linong was credited to other reserve.
(2)	Under the Reorganization, the Company issued ordinary shares and preferred shares to the then ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio. The difference between the carrying amount of share capital and share premium of China Linong and the nominal value of the shares issued by the Company was credited to other reserve.
(c)	Capital management
The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for its shareholders by pricing products commensurately with the level of risk and by securing access to finance at a reasonable cost.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
26	Equity (continued)

(c)	Capital management (continued)
The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher returns to the equity shareholders of the Group that might be possible with higher level of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.
The Group maintains sufficient capital (which comprise all components of equity) such that net current assets are maintained, i.e. it has the financial resources to repay all its current liabilities when they fall due.
The Group was not subject to any externally imposed capital requirements during the years presented in these financial statements.
27	Disposal of subsidiaries
(a)	Disposal of Land V. Limited (Weifang) and Land V. Limited (Hangzhou)
During the year ended March 31, 2009, the Group disposed of its 100% equity interests in Land V. Limited (Weifang) and Land V. Limited (Hangzhou) (collectively, the “Subsidiaries”) to an entity controlled by a former director of China Linong (see note 29) for a consideration of RMB11,016,000 which was satisfied by a waiver of payables to the Subsidiaries.
Net assets disposed of at the date of disposal:

RMB’000

Property, plant and equipment	172
Trade and other receivables	11,078
Inventory	145
Trade and other payables	(3)
Cash and cash equivalents	23

Net assets disposed of	11,415

Satisfied by wavier of amounts due to the Subsidiaries by other entities within the Group	(11,016)
Release of exchange reserve upon disposal of the Subsidiaries	(1,529)

Gain on disposal of subsidiaries	(1,130)

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
27	Disposal of subsidiaries (continued)

(b)	Disposal of Land V. Limited (Tianjin)
During the year ended March 31, 2010, the Group disposed of its 100% equity interest in Land V. Limited (Tianjin) (the “Subsidiary”) to an entity controlled by a former director of China Linong (see note 29) for a consideration of RMB6,004,000 which was satisfied by a waiver of payables to the Subsidiary.
Net assets disposed of at the date of disposal:

RMB’000

Trade and other receivables	6,005

Net assets disposed of	6,005
Satisfied by wavier of amounts due to the subsidiary by other entities within the Group	(6,004)
Release of exchange reserve upon disposal of the subsidiary	(541)

Gain on disposal of subsidiary	(540)

28	Financial risk management and fair values
Exposure to credit, currency and liquidity risks arises in the normal course of the Group’s business. The Group does not have significant exposure to interest rate risk. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.
(a)	Credit risk
The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.
Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 60 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, the Group has certain concentrations of credit risk as 4.4% (2010: 8.0%; 2009: 8.6%) and 14.8% (2010: 15.1%; 2009: 14.7%) of the total trade and other receivables were due from the largest customer and the five largest customers respectively.
The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not provide any guarantee which would expose the Group to credit risk.
Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 19.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
28	Financial risk management and fair values (continued)

(b)	Currency risk

(i)	Forecast transactions
The Group is exposed to currency risks arising from the intra-group purchases by the subsidiaries outside the PRC-mainland from those subsidiaries in the PRC-mainland. Such purchases are denominated in RMB. The Group ensures that the net exposure is kept to an acceptable level by selling Hong Kong dollars and United States dollars at spot rates where necessary to address short-term imbalances.
(ii)	Exposure to currency risk
The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year end. Differences resulting from the translation of the financial statements of operations outside the PRC-mainland into the Group’s presentation currency are excluded.

	2009 (expressed in Renminbi)
	Hong Kong	United States
	dollars	dollars	Renminbi
	’000	’000	’000

Trade and other receivables	7,394	—	13,063
Cash and cash equivalents	4,290	6,886	—
Trade and other payables	(8,670)	(63,263)	—

Net exposure arising from recognized assets and liabilities	3,014	(56,377)	13,063

	2010 (expressed in Renminbi)
	Hong Kong	United States
	dollars	dollars	Renminbi
	’000	’000	’000

Trade and other receivables	7,370	—	42,553
Cash and cash equivalents	7,667	20,992	—
Trade and other payables	(20,568)	(70,419)	—

Net exposure arising from recognized assets and liabilities	(5,531)	(49,427)	42,553

	2011 (expressed in Renminbi)
	Hong Kong	United States
	dollars	dollars	Renminbi
	’000	’000	’000

Trade and other receivables	19,363	—	52,880
Cash and cash equivalents	9,849	24,271	98,567
Trade and other payables	(21,506)	(175,388)	(3,036)

Net exposure arising from recognized assets and liabilities	7,706	(151,117)	148,411

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
28	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(iii)	Sensitivity analysis
The following table indicates the instantaneous change in the Group’s profit after tax that would arise if foreign exchange rates to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollars and the United States dollars would be materially unaffected by any changes in movement in value of the United States dollars against other currencies.

	2009		2010		2011
	Increase/		Increase/		Increase/
	(decrease)	Increase/	(decrease)	Increase/	(decrease)	Increase/
	in foreign	(decrease)	in foreign	(decrease)	in foreign	(decrease)
	exchange	in profit	exchange	in profit	exchange	in profit
	rates	after tax	rates	after tax	rates	after tax
		’000		’000		’000

Renminbi (note a)	5%	653	5%	2,128	5%	7,421
	(5%)	(653)	(5%)	(2,128)	(5%)	(7,421)

Hong Kong	5%	(397)	5%	(948)	5%	(928)
Dollars (note b)	(5%)	397	(5%)	948	(5%)	928

United States	5%	(184)	5%	865	5%	(1,258)
Dollars (note b)	(5%)	184	(5%)	(865)	(5%)	1,258
Results of the analysis as presented in the above table represent an aggregation of the effects on each of the group entities’ profit/loss after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the balance sheet date for presentation purposes.
The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the balance sheet date, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of operations outside the PRC-mainland into the Group’s presentation currency. The analysis is performed on the same basis for all the years presented.
Notes:

(a)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.

(b)	Arising from PRC subsidiaries whose functional currency is RMB.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
28 Financial risk management and fair values (continued)

(c)	Liquidity risk
The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.
The following tables show the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date the Group can be required to pay:

	Contractual undiscounted cash outflow
		More than	More than
		1 year but	2 years but		Balance sheet
	Within 1 year	less than	less than		carrying
	or on demand	2 years	5 years	Total	amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009

Trade and other payables	11,766	—	—	11,766	11,766
Loan from municipal government	—	—	1,108	1,108	1,000

	11,766	—	1,108	12,874	12,766

	Contractual undiscounted cash outflow
		More than	More than
		1 year but	2 years but		Balance sheet
	Within 1 year	less than	less than		carrying
	or on demand	2 years	5 years	Total	amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2010

Trade and other payables	18,628	—	—	18,628	18,628
Bank loan	4,657	4,657	41,991	51,305	34,290
Loan from municipal government	—	778	784	1,562	1,410

	23,285	5,435	42,775	71,495	54,328

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
28	Financial risk management and fair values (continued)

(c)	Liquidity risk (continued)

	Contractual undiscounted cash outflow
		More than	More than
		1 year but	2 years but		Balance sheet
	Within 1 year	less than	less than		carrying
	or on demand	2 years	5 years	Total	amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011

Trade and other payables	36,321	—	—	36,321	36,321
Bank loans	16,735	10,359	91,380	118,474	84,835

	53,056	10,359	91,380	154,795	121,156

(d)	Nature risk
The Group’s revenue depends significantly on the ability to grow crops and harvest agricultural produce at an adequate level. The ability to grow crops may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts and windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such events. The occurrence of severe weather conditions or natural disasters may affect the growth of crops, which in turn may have a material adverse effect on the Group’s ability to harvest the agricultural produce in sufficient quantities and in a timely manner.
(e)	Price risk
The market prices of crops and agricultural produce are constantly affected by both demand and supply cycle of the agricultural industry. As a result, movements of the market prices would have significant impact on the Group’s earnings. Whilst efforts have been made by management to implement certain strategies, there can be no assurance that the Group will be fully shielded from the negative effects of cyclical movements of the market prices of crops and agricultural produce.
(f)	Fair values
The amounts due from/(to) directors are unsecured, interest-free and repayable on demand. Given these terms, it is not meaningful to disclose their fair values.
All other financial instruments are carried at amounts not materially different from their fair values as of March 31, 2009, 2010 and 2011 because of the immediate and short-term maturities of those financial instruments.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
29	Material related party transactions
(a)     During the years ended March 31, 2009, 2010 and 2011, the directors of the Company are of the view that the following are related parties of the Group:

Name of party	Relationship
Ma Shing Yung	Chairman and Chief Executive Officer of the Company and China Linong
Lui Ming Ho	Director of China Linong
New Oriental Group Limited (“New Oriental”)	An entity controlled by Luan Li, a former director of China Linong
(b)     In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(i)

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Amount due to a director — Ma Shing Yung

At April 1	14,723	41	40
Exchange adjustments	(214)	(1)	—
Advance from Ma Shing Yung	58	—	—
Repayment to Ma Shing Yung	(14,526)	—	(40)

At March 31 (note 23)	41	40	—

Amount due from a director of China Linong — Lui Ming Ho

At April 1	131	48	46
Exchange adjustments	(3)	(1)	—
Advance to Lui Ming Ho	3	2	—
Repayment from Lui Ming Ho	(83)	(3)	(46)

At March 31 (note 19)	48	46	—

Amount due to a director of the Company — Ma Shing Yung represents the advances received from Ma Shing Yung for financing the operations of the Group. The movements in the amount due to a director during the years ended March 31, 2009, 2010 and 2011 mainly comprise the additional advances received from Ma Shing Yung and the repayments made by the Group to Ma Shing Yung during the years presented.
Amount due from a director of China Linong — Lui Ming Ho represents the advances made by the Group to Lui Ming Ho for operating expenses to be incurred in business development activities.
(ii)     During the year ended March 31, 2010, the Group disposed of one (2009: two) of the subsidiaries (see note 27) to New Oriental.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
29	Material related party transactions (continued)

(b)	(continued)

(iii)	Remuneration for key management personnel of the Group is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Basic salaries, allowances and benefits in kind	1,283	2,462	5,501
Equity settled share-based payment expenses	3,140	4,096	15,732

	4,423	6,558	21,233

Total remuneration is included in “staff costs” (see note 7(a)).
30	Commitments and contingent liabilities
(a)	Capital commitments
Capital commitments outstanding at March 31, 2009, 2010 and 2011 not provided for in the financial statements are as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Contracted for	2,983	30,268	46,188
Authorized but not contracted for	234,050	136,313	172,363

	237,033	166,581	218,551

(b)	Operating lease commitments
At March 31, 2011, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Within 1 year	8,133	7,343	10,592
After 1 year but within 5 years	28,933	32,486	44,607
After 5 years	18,334	70,103	106,955

	55,400	109,932	162,154

The Group leases a number of properties and cultivation bases under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
30	Commitments and contingent liabilities (continued)

(c)	Environmental contingencies
The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of March 31, 2009, 2010 and 2011. The directors of the Company are also not aware of any violation to existing laws and regulations or any significant costs, expenses, penalties and liabilities resulting from such violation.
31	Accounting estimates and judgements
Notes 24 and 28 contain information about the assumptions and their risk factors relating to fair value of the share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:
(a)	Depreciation and estimated useful lives
Property, plant and equipment is depreciated on a straight line basis over the estimated useful lives of the assets. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets. The depreciation expense for future periods is adjusted if there are material changes from previous estimates.
(b)	Write-down of inventories
The Group reviews the carrying amounts of the inventories at each balance sheet date to determine whether the inventories are carried at the lower of cost and net realizable value. Management estimates the net realizable value based on the current market situation and historical experience on similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-down made in prior years and affect the net asset value and results of the Group.
(c)	Impairment of assets
The Group reviews the internal and external sources of information at each balance sheet date to identify indications that property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments may be impaired. When indication of impairment is identified, management assesses its fair value less costs to sell or value in use to determine the recoverable amount of such assets and the difference between the carrying amount and recoverable amount is recognized as impairment losses. Discounted future cashflow is prepared by the Group to assess the value in use and any change in the assumptions adopted in the cash flow forecasts would increase or decrease in the impairment losses and affect the net asset value and results of the Group.
(d)	Fair value of biological assets and agricultural produce
The Group’s biological assets are valued at fair value less costs to sell at each balance sheet date and the Group’s agricultural produce harvested from a biological asset is measured at fair value less costs to sell at the point of harvest.
The fair value less costs to sell at each balance sheet date is determined using the net present value approach which requires a number of key assumptions and estimates to be made such as discount rate, future net cash flows, etc. Any change in these estimates may affect the fair value of the biological assets significantly. Management reviews the assumptions and estimates periodically to identify any significant change in the fair value of biological assets.

Le Gaga Holdings Limited
Notes to the consolidated financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)
32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended March 31, 2011
Up to the date of issue of these financial statements, the IASB has issued a number of amendments and Interpretations and one new standard which are not yet effective for the year ended March 31, 2011 and which have not been adopted in these financial statements. The following relate to matters which may be relevant to the Group’s operations and financial statements:

Effective for
accounting periods
beginning on or after
IFRS 9, Financial instruments	January 1, 2013

Improvements to IFRSs 2010	July 1, 2010
or January 1, 2011

Revised IAS 24, Related party disclosures	January 1, 2011
The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.