Form 20-F
period 2012-03-31
Le Gaga Holdings Ltd
filed 2012-07-20
CIK 1499506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34564

LE GAGA HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Auke Cnossen, Chief Financial Officer

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

Tel: +852-3162-8585

Fax: +852-3167-7227

E-mail: ir@legaga.com.hk

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary shares, par value US$0.01 per share* American Depositary Shares, each representing 50 ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 50 ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,281,430,300 ordinary shares, par value $0.01 per share, as of March 31, 2012, after deducting (1) 19,351,850 of ordinary shares repurchased and (2) 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

* If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“ADSs” refers to American Depositary Shares, each representing 50 of our ordinary shares;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2010, 2011 and 2012.

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

The words “may,” “could,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “future,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements about:

•

our anticipated growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability;

•	our future business development, results of operations and financial condition;

•	weather conditions that affect the production, harvest, transportation, storage and trade of fresh produce;

•	trends and competition in the fresh vegetable market;

•	future changes in laws or regulations affecting our business; and

•	changes in general economic and business conditions in China.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated income statement data (except for the earnings per ADS data) for the fiscal years ended March 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of March 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of March 31, 2008 and 2009 and the selected consolidated income statement data (except for the earnings per ADS data) for the fiscal years ended March 31, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report. The historical results do not necessarily indicate results expected for any future periods.

	Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Consolidated Income Statement Data:
Revenue	153,559	198,995	280,512	406,772	519,399	82,477
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(357,211)	(455,380)	(72,311)
Changes in fair value less costs to sell related to:
Crops harvested during the year	52,689	80,795	119,009	186,183	226,037	35,893
Growing crops on the farmland at the year end	17,558	16,548	33,734	55,713	60,890	9,669
Total changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	241,896	286,927	45,562

Operating expenses	(53,704)	(61,983)	(83,278)	(156,219)	(184,772)	(29,340)
Results from operating activities	40,874	60,067	111,700	135,238	166,174	26,388
Profit for the year	38,445	60,413	110,202	133,375	162,816	25,855

	Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Earnings per ordinary/preferred share (in cents)(1)
Basic	2.85	3.61	6.52	6.68	7.12	1.13

Diluted	2.85	3.57	6.43	6.46	6.91	1.10

Earnings per ADS (in cents)
Basic	142.50	180.50	326.00	334.00	356.00	56.53

Diluted	142.50	178.50	321.50	323.00	345.50	54.86

Other Financial Data:
Adjusted cost of inventories sold(2)	(63,602)	(75,661)	(102,565)	(138,863)	(172,801)	(27,439)
Adjusted profit for the year(3)	38,986	64,837	98,944	151,828	197,001	31,284
Adjusted EBITDA(4)	52,849	89,042	135,603	201,200	266,331	42,293

	Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheet Data:
Cash	85,360	107,939	139,207	598,722	520,475	82,648
Total non-current assets	167,594	285,232	414,525	664,993	899,512	142,836
Total current assets	248,027	155,392	223,929	739,992	668,626	106,173
Total assets	415,621	440,624	638,454	1,404,985	1,568,138	249,009
Total non-current liabilities	—	1,000	35,700	78,835	75,875	12,048
Total current liabilities	49,550	14,958	22,710	46,403	53,592	8,510
Total liabilities	49,550	15,958	58,410	125,238	129,467	20,558
Total equity	366,071	424,666	580,044	1,279,747	1,438,671	228,451

	As of March 31,
	2008	2009	2010	2011	2012
Selected Operating Data:
Total arable land area(5)	17,103 mu (1,140 hectares)	16,525 mu (1,102 hectares)	18,850 (1,257 hectares)	20,402 (1,360 hectares)	25,063 (1,671 hectares)
Total greenhouse land area	2,668 mu (178 hectares)	3,117 mu (208 hectares)	4,420 mu (295 hectares)	6,779 mu (452 hectares)	8,615 mu (574 hectares)
Greenhouse land area as a percentage of total arable land area	15.6%	18.9%	23.4%	33.2%	34.4%

Year Ended March 31,
	2008	2009	2010	2011	2012
Total production output	57,085 tonnes	69,240 tonnes	98,076 tonnes	123,294 tonnes	144,192 tonnes

Production yield(6)(7)	3.6 tonnes per mu	3.9 tonnes per mu	5.4 tonnes per mu	6.4 tonnes per mu	7.0 tonnes per mu

Revenue-per-mu(6)(8)	RMB9,611	RMB11,167	RMB15,497	RMB21,226	RMB25,207 ($4,003)

(1)	On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering. Prior to this conversion, holders of our ordinary and preferred shares had equal rights to receive dividends from our earnings. The automatic conversion did not result in retrospective adjustments to the previously reported amounts of basic and diluted earnings per share for the fiscal years ended March 31, 2008, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share includes both ordinary and preferred shares.

(2)	Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statement the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Set forth below is a reconciliation of adjusted cost of inventories sold to the most directly comparable IFRS measure, cost of inventories sold.

	Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(357,211)	(455,380)	(72,311)
Less: biological assets fair value adjustment	65,626	98,627	135,712	218,348	282,579	44,872

Adjusted cost of inventories sold	(63,602)	(75,661)	(102,565)	(138,863)	(172,801)	(27,439)

(3)	Adjusted profit for the year is defined as profit for the year before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement. As discussed in note (2) above, IAS 41 requires us to recognize in our income statement the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period, and to recognize cost of inventories sold at the deemed cost based on their fair value (less costs to sell) at the point of harvest. We believe that separate analysis of the net impact of these fair value adjustments, non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. Set forth below is a reconciliation of adjusted profit for the year to the most directly comparable IFRS measure, profit for the year.

	Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit for the year	38,445	60,413	110,202	133,375	162,816	25,855
Add:
Non-cash share-based compensation	5,162	3,140	5,773	21,678	23,710	3,765
Impairment losses on property, plant and equipment and prepayments	—	—	—	—	14,823	2,354
Offering expenses	—	—	—	20,323	—	—

Less:
Net impact of biological assets fair value adjustment	(4,621)	1,284	(17,031)	(23,548)	(4,348)	(690)

Adjusted profit for the year	38,986	64,837	98,944	151,828	197,001	31,284

(4)

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments.

We believe that separate analysis and exclusion of the impact of biological assets fair value adjustment under IAS 41, non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement adds clarity to the constituent parts of our performance and provides additional useful information for investors to assess the operating performance of our business.

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

Set forth below is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, profit for the year.

	Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit for the year	38,445	60,413	110,202	133,375	162,816	25,855
Add:
Amortization of lease prepayments	33	87	104	103	87	14
Depreciation	11,401	24,464	35,057	47,406	65,885	10,462
Finance costs	43	—	709	4,643	10,781	1,712
Income tax expense	2,635	200	890	101	4,415	701
Non-cash share-based compensation	5,162	3,140	5,773	21,678	23,710	3,765
Impairment losses on property, plant and equipment and prepayments	—	—	—	—	14,823	2,354
Biological assets fair value adjustment included in cost of inventories sold	65,626	98,627	135,712	218,348	282,579	44,872
Offering expenses	—	—	—	20,323	—	—

Less:
Finance income:	249	546	101	2,881	11,838	1,880
Changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	241,896	286,927	45,562

Adjusted EBITDA	52,849	89,042	135,603	201,200	266,331	42,293

(5)	Total arable land area includes land leased and either in operation, under construction or reserved by us, and excludes land that we used on a temporary basis.
(6)	For the purposes of calculating production yield and revenue-per-mu, average operating land area within each reporting period also includes land that we use on a temporary basis to generate the production output and revenue.
(7)	Production yield is calculated by dividing total production output by average operating land within each reporting period.
(8)	Revenue-per-mu is calculated by dividing revenue by average operating land within each reporting period.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2975 to US$1.00, the noon buying rate in effect as of March 30, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 13, 2012, the noon buying rate was RMB6.3789 to US$1.00.

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

	Noon Buying Rate (RMB per US$1.00)
Period	Period End	Average(1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April	6.2790	6.3043	6.3150	6.2790
May	6.3684	6.3242	6.3684	6.3052
June	6.3530	6.3633	6.3703	6.3530
July (through July13, 2012)	6.3789	6.3641	6.3789	6.3487

(1)	Annual averages are calculated using the average of month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As of March 31, 2012, we had farmland and forestland with an aggregate area of 25,063 mu (1,671 hectares) that were leased and either in operation or under construction or reserved by us. Because we are legally prohibited from owning farmland or forestland, we typically lease the farmland or forestland from farmer households, the local villagers’ committees or the local governments who act on the behalf of farmer households. Most of our leases have terms of 10 to 20 years. If relevant governmental land policy changes so that we are no longer able to continue to lease the farmland or forestland, a significant number of farmer households, local villagers’ committees or local governments refuse to lease the farmland or forestland to us upon the expiration of their current leases on commercially reasonable terms, or at all, or we are unable to find new farmer households, local villagers’ committees or local governments that are willing to lease their farmland or forestland to us on commercially reasonable terms, or at all, our growth rate would be materially and adversely affected. In addition, farmland in China is highly fragmented and we generally enter into a few master lease agreements each with many neighboring land users to form one farm base, which makes our arable land expansion more complicated. Any of these disruptions could materially and adversely affect our production and revenue. Such disruptions could also damage customer relationships and loyalty if we cannot supply them with the quantities and varieties of vegetables that they expect.

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

The administrative system for the registration of agricultural land ownership and operation right is underdeveloped in areas where some of our production bases are located. In some areas, there are no established procedures for the issue of ownership certificates or operation right certificates. However, in some of these areas, our lessors have received governmental confirmations evidencing their rights to lease the land to us for operation. As of March 31, 2012, approximately 45% of our total land area had no ownership certificates or related governmental confirmations issued by local authorities. As of March 31, 2012, approximately 16% of the total land area we leased still had no operation right certificates or related governmental confirmations issued by local authorities. We cannot assure you that the governmental confirmations with respect to the lessors’ land ownership or land operating rights would not be revoked or otherwise rendered defective in any respect. The absence of title certificates or operating right certificates also subjects us to the risk that we do not have valid leases.

For leases not directly entered into with the holders of the operation right, authorization letters or consents from the holders of the operation right must be obtained. As of March 31, 2012, authorization letters or consents had not been obtained for approximately 28% of the total land area we leased. Failure to obtain the authorization letters or consents for the remaining land could render such leases unenforceable. Additionally, leases must also be filed with the local villagers’ committee, rural collective or local government. In addition, all leases are subject to the preemptive rights of other farmers in the same village or rural collective. If the preemptive rights are not exercised within two months from the date on which we start using the parcels of land, it is very likely that the PRC courts will not enforce such preemptive rights, although we cannot give any assurance in this regard. As of the date of this annual report, six months or more have passed since we started using most of the land we leased from the local villagers’ committees or local governments, and we have not received any claim from person purporting to assert the preemptive rights.

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

Production of fresh vegetables is vulnerable to extreme weather conditions such as windstorms, hailstorms, drought, temperature extremes and typhoons in southern China, as well as natural disasters such as earthquakes, forest fires and floods. Our production sites are particularly susceptible to weather conditions in the summer months, especially the typhoon season (between the months of June and October) in southern China. Unfavorable conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can create substantial volatility relating to our business. We take into account the possibility of the occurrence of these adverse seasonal weather conditions in making our production plans to mitigate such risks. However, such events may occur at any time of the year, and the occurrence of any of these events may create volatility for our business and results of operations.

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

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation in the agricultural sector will not entirely mitigate such negative effects. Ten of our farms, 21,081 mu (1,405 hectares) in aggregate, are located in Fujian and Guangdong, which are tropical and subtropical areas. Our production in these farms is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our crop production, which may materially and adversely affect our business, results of operations and financial condition.

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

We have grown rapidly and expect to continue to grow. We expect to build more production bases, expand the greenhouse coverage of our existing production bases, hire more employees and farm workers, enhance our production facilities and infrastructure and increase the size of our organization and related expenses. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because of our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability on the part of our management to manage growth could delay the execution of our business plans or disrupt our operations. If we are unable to manage our growth effectively, we may be unable to use our resources in an efficient manner, which may negatively impact our business, results of operations and financial condition.

As part of our growth strategy, we intend to further expand our sales efforts into geographic areas such as the Yangtze River delta. Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, we could experience a decrease in revenues and an increase in expenses and our results of operations could be materially and adversely affected.

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

Our business is labor intensive. As of March 31, 2012, we indirectly hired 2,468 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated farming and other labor support may cause disruption to our business and our operation may be adversely affected. Furthermore, labor costs have increased in China in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees and farm workers to attract and retain them. Our labor costs for farm workers amounted to RMB22.3 million, RMB35.0 million and RMB41.4 million ($6.6 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, accounting for 8.1%, 8.6% and 8.0% of our revenue during the respective period. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables, which we have grown less as we upgrade our product mix with a higher percentage of higher value solanaceous crops. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

We may be subject to claims or administrative penalties for non-execution of labor contracts or nonpayment or underpayment of social insurance and housing fund in respect of our farm workers and our full time employees, which may adversely affect our business, financial condition and results of operations.

We currently hire farm workers to perform all agricultural labor work on our farms. Our farm workers are hired through dispatching arrangements with a labor company. Prior to January 2008, we hired farm workers on a temporary basis in response to the ever changing workload during different phases of our production seasons. Due to the ambiguity relating to the status of temporary workers under PRC laws, we did not enter into any labor contracts with, or pay any social insurance or housing funds for, the farm workers hired before January 1, 2008. We also did not make a provision for the social insurance based on our employees’ actually received salaries and housing funds for our full-time employees.

The PRC government has been adopting increasingly stringent supervision standards over the labor market, particularly with respect to farm workers. The implementation of the PRC Labor Contract Law and its regulation may increase our operating expenses, in particular our human resource costs and our administrative expenses. Specifically, under the PRC Labor Contract Law, we are required to contribute certain amounts to a social insurance fund and a housing fund for our temporary farm workers we hired prior to January 2008 and our full time employees. Our PRC counsel, Trend Associates, advised us that the statute of limitations with respect to a claim for unpaid or underpaid social insurance and housing fund by a collective action for employees is two years. As of March 31, 2012, our estimated nonpayment for the housing fund and underpayment for the social insurance for full-time employees for the most recent two years are approximately RMB431,000 and RMB1.9 million, respectively.

We may be subject to a late charge of 0.05% per day of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims for the underpayment or non-payment of social insurance and housing fund. Trend Associates has also advised us that although there is a risk that we may be subject to proceedings or claims initiated by the relevant governmental authorities for the underpayment or nonpayment of social insurance and housing fund, such risk is remote. However, we cannot assure you that the relevant PRC governmental authorities would reach the same conclusion as our PRC counsel and require us to make additional payments including more retroactive contributions and fines.

In addition, if we decide to significantly modify our employment or labor policy or practice, or reduce the number of our employees and farm workers, the PRC Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe is the most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

In view of the new legal environment, we now rely on dispatching arrangements with the labor company to hire our farm workers and dispatch these workers to our farms. Under such labor dispatch arrangements, the farm workers are deemed to be employees of the dispatch agent rather than our employees, and the agent undertakes the legal obligation to enter into labor contracts and pay social insurance and housing fund for these workers. While the agent has also confirmed to us that it has undertaken all legal obligations required by, and complied with all compulsory requirements of, applicable PRC labor laws and regulations, in the event that the agent violates applicable PRC labor laws and regulations and causes losses to the dispatched employees, we may be held liable to compensate such losses. If we are not able to recover our payment from the agent or if the agent’s indemnification is not sufficient to cover the losses incurred, our results of operations and financial condition may be adversely affected.

We may be affected by export and import laws and policies and other barriers to trade.

In addition to our domestic sales, we sell our products to customers in Hong Kong. Our sales to customers in Hong Kong accounted for approximately 13.7%, 9.3% and 5.1% of our total revenue in the fiscal years ended March 31, 2010, 2011 and 2012 respectively. According to the relevant PRC laws, we are required to register our production bases and processing facilities with the relevant authorities to export the vegetables produced at such production bases and processing facilities to Hong Kong. If we fail to register our production bases as required, our export may be restricted or suspended and our business may be adversely affected. We are currently not subject to export duties in the export of our finished products from the PRC. If the regulatory authorities in the PRC adopt measures to make it more difficult or costly for us to export our products, our business and results of operations may be adversely affected.

We are subject to the applicable Hong Kong laws and regulations relating to food imports and exports. Any violation of or non-compliance with these laws and regulations, or our failure to maintain our required export permits or certificates, may result in the restriction of or ban on some or all of our products by Hong Kong, or penalties being imposed on us. Furthermore, Hong Kong could introduce measures and standards that make our exports more difficult or costly, or take steps to prevent, limit or prohibit our exports. Hong Kong imposes custom duties and import tariffs. We generally export on the basis that any custom duties and import tariffs imposed by Hong Kong will be borne by our customers. However, we may not be able to pass on the cost of such custom duties or import tariffs to our customers in the future.

Our database may not be as effective as anticipated.

Our business operations rely on various timely information, which comprise first-hand market information, meteorological information and vegetable plantation and supply information, to plan vegetable harvesting based on historical vegetable price movement patterns. However, the information that we collect from various sources may be inaccurate or incomplete. In addition, errors may occur in the process of collecting and analyzing such information. Consequently, our analysis of market price movement patterns may not be accurate, which may mislead our harvest planning and adversely affect our business and results of operations.

We are collaborating with Beijing IT to develop a systematic and advanced information network to manage and organize our know-how. However, we cannot assure you that such information network will be developed as successfully as we expect or at all. Failure to develop a systematic and advanced information network may limit the effectiveness of our information network, which may have an adverse effect on our business, prospects, and results of operation.

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

As of March 31, 2012, we have not completed the environmental impact assessments as required by the PRC law for our production bases covering approximately 56% of our arable land. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended. In addition, our production bases and manufacturing facilities that have been put into operations are in the process of undergoing environment protection inspections. As of the date of this annual report we have not passed the environmental protection inspections for any of our processing facilities and production bases. Although we will apply for completion inspections by competent environmental approval authorities for our processing facilities and production bases, there is no assurance that such facilities will pass such inspections. Failure to pass these completion inspections may subject us to fines, penalties or orders to suspend our operations in these production bases or processing facilities, which may have a material and adverse effect on our business and results of operations.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited commercial insurance products for the agricultural sector or only offer them on unattractive terms. We have determined that balancing the risks of disruption or product liability or the risk of loss or damage to our property on the one hand, the cost of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, it is not commercially feasible for us to have such insurance. We maintain insurance for workplace injuries, office equipment, premises in Hong Kong and certain vehicles in China. We do not have insurance coverage for our other assets (including biological assets) and do not maintain product liability, business interruption or key-man insurance. Furthermore, the farmer households, local villagers’ committees or local governments from whom we lease our lands may not maintain necessary insurance on these lands. Consequently, any occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material and adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, floods, power outages, windstorms and the consequences resulting from them are not covered at all by insurance policies. If we incur substantial liabilities that were not covered by insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which may cause our investors to lose confidence in our company, and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring us to include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We began to be subject to these requirements since this annual report for the fiscal year ended March 31, 2012.

Our management has concluded that our internal control over financial reporting is effective as of March 31, 2012. See
“Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of March 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude or report that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We report under the Securities Exchange Act of 1934, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of the fiscal year covered by the report for fiscal years ending on or after December 15, 2011, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

We conduct substantially all of our business operations and sales activities in China and Hong Kong. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. However, the PRC government has loosened such requirements in 2008 and 2009 in response to the global financial crisis and has then tightened and loosened the requirements from time to time depending on the general economy at the time. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the demand for high-quality vegetables in China, which could materially and adversely affect our business.

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

We are an offshore holding company, and we rely principally on dividends from our subsidiaries in China and Hong Kong for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, the instruments governing the debt our subsidiaries in China and Hong Kong incur on their own behalf from time to time restrict their ability to pay dividends or make other payments to us, including repayment of any loans from us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. As of the date of this annual report, the Cayman Islands and the British Virgin Islands have not entered into any such tax treaties with the PRC. If we are considered a non-resident enterprise for purposes of the Enterprise Income Tax Law, this new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income in the event we decide to declare a dividend, which may have an adverse effect on our operating results.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and March 30, 2012, the RMB appreciated by approximately 31.4% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

These laws, regulations and legal requirements are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material and adverse effect on our business, financial condition and results of operations.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

The PRC government has provided various incentives to agricultural companies in order to encourage the development of the agricultural industry. Such incentives include reduced tax rates, tax exemptions, subsidies and other measures. Under the PRC income tax laws effective prior to January 1, 2008, domestic companies typically were subject to an enterprise income tax rate of 33%, while foreign invested manufacturing enterprises with operation terms of 10 or more years enjoyed preferential tax treatment of “two-year tax exemption and three-year tax reduction of 50%,” subject to the approval of relevant tax authority. Prior to January 1, 2008, pursuant to the old income tax regime of the PRC, some of our PRC subsidiaries, as foreign invested enterprises, were eligible for a 100% relief from PRC enterprise income tax for the two years from their first profit-making year of operations for the PRC tax purposes and thereafter, they were subject to PRC enterprise income tax at 50% of the applicable income tax rate for the following three years. These PRC subsidiaries, except for Land V. Ltd (Fujian), were either within their tax holidays until December 31, 2007 or sustained losses for taxation purposes. For the period from April 1, 2007 to December 31, 2007, Land V. Ltd (Fujian) was in the third year of its tax holiday, and was subject to EIT at a reduced rate of 13.5%.

On January 1, 2008, the Enterprise Income Tax Law became effective. The Enterprise Income Tax Law imposes a uniform tax rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions. Businesses engaged in the cultivation and primary processing of vegetable products enjoy a 100% relief from enterprise income tax under the new law and its implementation rules. From January 1, 2008, our PRC subsidiaries, except for Linong Agriculture Technology (Shenzhen) Co., Ltd., are eligible for this tax relief, subject to the approval by or registration with the relevant tax authorities. As of June 30, 2012, Land V. Ltd (Fujian), Land V. Ltd. (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd., Linong Agriculture Technology (Huizhou) Co. Ltd., Land V. Agriculture Technology (Zhangzhou) Co. Ltd. and Putian Land V. Group Co., Ltd. have registered with the tax authorities for the tax exemption. We will apply for such exemptions for the rest of the PRC subsidiaries. However, there is no assurance that we will be able to receive the approval of the tax exemption for these PRC subsidiaries by the tax authorities. Furthermore, the current taxation incentives for the agricultural industry may be changed, any future change in the PRC tax policies could also have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. This regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

We completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC counsel, we believe that no CSRC approval was required in the context of our initial public offering as we are owned and controlled by non- PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

In addition, the M&A Rules, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For instance, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. The market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

Mr. Shing Yung Ma, our chairman and chief executive officer, beneficially owned 30.96% of our outstanding share capital as of June 30, 2012. Because of this high level of shareholding, Mr. Ma has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Ma may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

In addition, as of June 30, 2012, Sequoia Capital China I, L.P. and its affiliates, or Sequoia, Alkeon Capital Management, LLC. and its affiliates, and SIG China Investments One, Ltd. and its affiliates, or SIG, beneficially owned 15.19%, 9.90% and 5.98% of our outstanding share capital, respectively. These shareholders, if acting together, will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions.

These shareholders will also have veto power, if acting together, with respect to any shareholder action or approval requiring a special resolution, except where they are required by the rules of the NASDAQ Global Select Market to abstain from voting. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company which may benefit our ADS holders.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares. Under our articles of association, the minimum notice period required to convene a general meeting is at least 21 clean calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, because the Cayman Islands has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act of 1933 or the Securities Exchange Act of 1934 in the United States, it provides less protection to investors. In addition, shareholders of Cayman Islands companies may not be able to institute a derivative action at a court in the United States.

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

B. Business Overview

Overview

We are a leading greenhouse vegetable producer in China, with our greenhouses covering approximately 34.4% of our total arable land as of March 31, 2012. We grow vegetables by using greenhouses primarily and specialize in producing and selling off-season vegetables. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables. We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard, each with stringent vendor qualification requirements. We have established and rely on a comprehensive database in planning each stage of the crop cultivation process, from seed selection to crop production to harvesting, taking into account customer preferences and market and meteorological conditions. Combining the use of our planning system, our advanced horticultural know-how and greenhouse cultivation, we have been able to better control crop cycles and harvest schedules to capture attractive market opportunities, such as off-season and higher-priced vegetables.

We operated 11 farms with an aggregate area of 25,063 mu (1,671 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of March 31, 2012. Ten of our farms, with an aggregate area of 21,081 mu (1,405 hectares), are located in the provinces of Fujian and Guangdong near our target markets in southern China. These areas offer a favorable climate for year-round crop cultivation, which provides a stable and reliable supply of vegetables desired by many of our customers. We also operate one farm in Hebei province to produce vegetables that grow best in a cooler climate.

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

We have accumulated proprietary horticultural know-how for each step of the crop cultivation process. We have formulated this know-how into standardized production processes for each type of vegetable we produce. Each process is broken down into simple steps to allow for uniform application of our horticultural know-how across all production bases, while minimizing the time for training farm workers. Each year we test grow many varieties of seeds supplied by domestic and international seed companies to identify new varieties with superior quality and production yield. We devote significant resources to research and development and collaborate with domestic research institutions, universities and industry experts to develop cultivation techniques and improve production yield.

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

In the fiscal years ended March 31, 2010, 2011 and 2012, our revenue was RMB280.5 million, RMB406.8 million and RMB519.4 million ($82.5 million), respectively, representing a CAGR of 36.1%. Our profit for the year increased from RMB110.2 million in the fiscal year ended March 31, 2010 to RMB133.4 million in the fiscal year ended March 31, 2011 and to RMB162.8 million ($25.9 million) in the fiscal year ended March 31, 2012, representing a CAGR of 21.5%.

Our Products

We offer over 50 varieties of fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our product offerings include solanaceous vegetables, in particular “fruit-bearing” vegetables such as sweet peppers, tomatoes, eggplants, pumpkins and cucumbers; leafy vegetables such as flowering Chinese cabbage (choi sum), baby bok choy and baby Chinese cabbage; and cruciferous vegetables such as broccoli and Chinese cabbage. Typically, we grow solanaceous vegetables in autumn, winter and spring, when prices of this type of vegetables are high in southern China where most of our sales occur due to limited supplies caused by cold weather in northern China, which is the main production region for solanaceous vegetables. Generally, we grow leafy vegetables and cruciferous vegetables in summer, when the weather in southern China is too warm and humid for most solanaceous vegetables. The following table sets forth the percentages of our total revenue and average selling prices of various types of our products in the PRC and Hong Kong for the periods indicated.

	Year Ended March 31,
	2011		2012
	Revenue (%)	Average Selling Price (RMB/kg)	Revenue (%)	Average Selling Price (RMB/kg)
PRC revenue(1)
Solanaceous	46%	3.73	60%	4.21
Leafy	26%	2.56	23%	2.61
Cruciferous	14%	2.88	10%	2.69
Others	6%	2.30	2%	3.20

Subtotal	92%	3.08	95%	3.47

Hong Kong revenue	8%		5%

Total	100%		100%

(1)	Defined as revenue from sales of respective products in the PRC mainland to external customers

Each year we grow in large quantities five to eight new types of vegetables to better meet evolving consumer preferences and market demand. We place a strong emphasis on food safety and undertake stringent quality control measures. Recognized for our commitment and efforts in maintaining effective quality control, we received Green Food certification for two of our production bases, which is subject to renewal in February 2013. We also received the Certification of Pollution-free Agricultural Product for three of our production bases. We continually focus on improving our revenue per mu and efficiency.

Business Model

We utilize a business model that combines our three major competitive advantages: our large-scale greenhouse facilities, our proprietary horticultural know-how and our comprehensive database.

Our large-scale greenhouse facilities create a microclimate that allows us to control and schedule our crop plantation. Our greenhouse facilities, coupled with our database and proprietary horticultural know-how, have enabled us to produce consistently high-quality vegetables and to enjoy greater flexibility in planning harvests to meet higher market demand of our crops, and have thereby enabled us to command better market selling price, particularly during the off-season.

We aim to achieve optimal production results through the interaction between our proprietary horticultural know-how and our database. We have adopted unique vegetable cultivation techniques at each step of the cultivation process and have formulated unique standardized production processes that incorporate our horticultural know-how for each type of vegetable that we produce.

Our database comprises the latest information relating to market, seed sales and supply, weather conditions and vegetable supply in our target markets, as well as a large database on historical vegetable prices, various soil and landscape statistics and weather patterns and movements. This database provides us with key information throughout our entire production process, from the initial selection of production base location to efficient production planning and effective control of crop cycles.

Greenhouses and Other Agricultural Facilities

We grow various types of vegetables in greenhouses at most of our ten farms in southern China, where typhoons and rainstorms are common occurrences in the summer. We also cultivate seedlings in nursery greenhouses at our production bases in northern China. Most of our greenhouses are sturdy structures with either entirely steel frames or steel roof frames and concrete columns as side frames, covered by thick plastic films that are securely fastened to the frame as roofs and walls. Our greenhouses are equipped with retractable walls for temperature regulation, instead of expensive energy supply and temperature control systems. We are gradually phasing out our older greenhouses that have bamboo frames and thin plastic films. As of March 31, 2012, 94.8% of our greenhouse land was covered by steel/concrete structures. Greenhouses with concrete column frames are more typhoon-resistant and we reinforce the typhoon resistance of greenhouses with steel frames by fastening the greenhouses to the ground with steel wires. We have also built structures with three or four greenhouses connected together to increase farmland utilization and typhoon resistance.

Greenhouses offer improved production yield compared to traditional open-field farming as plants develop more rapidly inside a climate-controlled environment and are better protected against adverse weather. During the day, we roll up the plastic sheet walls of the greenhouses to release heat and moisture. We roll down the plastic walls to keep heat within the greenhouses during winter nights. In summer, we also put an extra layer of black net on the roofs to block excessive heat from sunlight.

Greenhouses protect our crops from adverse weather conditions, such as cold fronts, droughts, typhoons, rain storms or dust storms. They also help keep out pests and reduce the need to use pesticides, increase the efficiency of fertilizer application and create a microclimate conducive to cultivating crops of consistent quality and size all year round. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

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

Water Application Management. We primarily use drip irrigation to water our solanaceous vegetable. Drip irrigation allows water and fertilizers to drip slowly to the roots of plants, either into the soil surface or directly to the root systems, through a network of valves, pipes, tubing and emitters. This method improves our irrigation and fertilization efficiency by saving water, minimizing fertilizer and nutrient loss due to localized application and reducing labor cost. We are also able to regulate water supply to control crop growth by regulating the valves and drips. In addition, localized fertilization through drip irrigation limits the contact of fertilizers with the produce itself and focuses its application on the roots, which are the non-edible parts of fruit-bearing solanaceous vegetables. Drip irrigation enhances the food safety of our produce.

We use sprinkler irrigation to water our leafy vegetable and cruciferous vegetable. Sprinkler irrigation, which is similar to rainfall, provides efficient coverage for small to large areas. We use sprinklers to administer fertilizers only during the germination phase of plant growth to avoid contamination of our produce.

Harvest. We plan our harvest schedule based on our analysis of the information contained in our database to capture optimal market prices. We fine-tune our harvest time based on market and weather information. As the harvest process for most of the vegetables we grow cannot be mechanized, our farm workers hand harvest our crops in all of our farms. We have developed methods to cut leafy vegetable to a uniform length in harvesting to improve packaging efficiency. We also conduct preliminary grading of our produce during on-field harvest by separating different sizes of vegetable into different baskets. We conduct further grading based on the quality and size of vegetable in our processing facilities to ensure quality consistency.

Database

We have established a comprehensive database, comprising first-hand market information collected by our sales and marketing personnel stationed in each target market, seed information collected from large seed suppliers such as sales volumes and sales areas of particular types of vegetables, meteorological information for areas where our production bases and our competitors’ farms are located, as well as vegetable supply information in China. We further analyze these information and data to plan our production, schedule our harvests and direct our sales efforts. We maintain and analyze a large volume of historical vegetable price movement data in various regions of China, as well as weather patterns, which help us plan vegetable plantation and harvesting based on historical vegetable price movement patterns in our target markets. In 2010, we entered into a technology development agreement with Beijing IT. Under the terms of the agreement, Beijing IT is developing an information and logistics management system for the management of our business, including production schedules, inventory management, harvest management, price analysis and customer management. Design of this new system commenced in March 2010. We have started testing, implementation and further improvement of the system at several of our farms. In June 2012, we renewed the agreement with Beijing IT, expanding the scope of the project with a focus on sales and production statistics and data analysis. The project is expected to be completed in 2014. Data and files generated during the course of project development will be jointly owned by Beijing IT and us, and may not be disclosed to a third party without the consent of each of Beijing IT and us. All patents applied for during the course of project development belong to us.

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

Production Bases

We operate ten production bases in the provinces of Fujian and Guangdong in southern China and one production base in Hebei province in northern China, mostly on land for which we lease land use rights from local villagers’ committees, farmer households or local governments. As of March 31, 2012, we had farmland and forestland with an aggregate area of 25,063 mu (1,671 hectares) that were leased and either in operation or under construction or reserved by us. Our production bases typically consist of farms, packing and storage facilities, offices and employee accommodation.

Before selecting each production base, we first utilize our database to analyze information on the sales volume and price of the top ten vegetables sold in our target market. Next we calculate target crop outputs, cost estimates and the size of the production base, taking into consideration our target market share and target profitability. Then we determine the size of the production base and the types of vegetables to grow. In selecting new production bases, we look for open plain fields in a low-pollution environment with fertile soil and abundant water supplies, supported by an efficient transportation system. We have strategically located our production bases in southern China within 200 kilometers of our target markets. The proximity of our farms to our target markets lowers transportation costs and related logistical costs for our customers and us. It also shortens the shipment time and helps maintain the freshness and quality of our produce. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. The table below sets forth the geographical locations of our production bases as well as their arable areas as of March 31, 2012.

Production Base (1)	Location	Arable Area (mu)	Arable Area (hectare)
Fuqing	Fujian	400	27
Fuzhou	Fujian	229	15
Huizhou	Guangdong	4,024	268
Ningde	Fujian	2,346	156
Quangang	Fujian	2,782	185
Quanzhou	Fujian	1,700	114
Sanming	Fujian	1,315	88
Xianyou	Fujian	3,910	261
Zhangjiakou	Hebei	3,982	265
Zhangpu	Fujian	3,225	215
Zishan Orchard	Fujian	1,150	77

Total		25,063	1,671

(1)	We added Fuqing farm in September 2011 and Sanming farm in November 2011, while Shantou farm has been disposed of in January 2012. We review the productivity and efficiency of the utilization of our resources for each of our existing farms on a regular basis. We decided to dispose of farms with a total land area of 928 mu in Fujian Province and entered into an early termination agreement in June 2012 to return 229 mu of land in the Fuzhou production base. As of June 30, 2012, we are in the process of returning these farmlands to the landlords.

The growing season, the period of each year when crops can be grown, is spring, summer, autumn and winter for our production bases in Guangdong and Fujian provinces, and spring, summer and autumn for our production base in Hebei province. Our production bases in Guangdong and Fujian and Hebei provinces primarily serve the Guangdong, Fujian, Yangtze River Delta and Hong Kong markets.

Our leases with farmer households, local villagers’ committees or local governments who lease the land on farmer households’ behalf typically have terms of 10 years to 20 years. We pay rent in cash or by bank transfer semi-annually or annually in advance directly to farmer households, or to the local villagers’ committees who act on behalf of the farmer households, which in turn distribute the rent to farmers households. We are permitted under the leases to build agricultural facilities on the land and access utilities such as water supply and electrical grid on the farmland that we lease. We typically have the right of first refusal to renew these lease contracts when their terms expire.

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

After each harvest, we cleanse our farmland to eliminate pests, pest eggs and detrimental bacteria in preparation for the next growth cycle. We use spring water and underground water to irrigate our crops. Our designated personnel safeguard our water sources against any man-made or natural pollution. A combination of greenhouses, know-how and bio-control systems reduce chemical fertilizer usage and protect our crops from dust, rain damage and soil pollution. We have developed our uniform pesticide-residue standard based on pesticide-residue standards of various target domestic and international markets. We employ biological, physical and chemical pest control methods. We have established internal policies on pesticide and equipment sourcing and usage.

We conduct pre-harvest testing of our crops in fields and pre-shipment inspection in our packaging facilities to identify and locate substandard produce and remove them from the supply chain. We refrigerate vegetables that are easily perishable, such as flowering Chinese cabbage, in a cooling facility within an hour of their harvest to maintain their freshness. Our commitment to product quality control goes beyond production and we are in the process of establishing a barcode-based food traceability system that gives our customers access to food source information. This food traceability system will allow us to track and record movement of our agricultural produce throughout the entire production and distribution process, from receipt of raw materials to cultivation, packaging, storage, shipping and sale. We will place machine readable labels on our products so that they can be automatically scanned, identified and recorded. We currently do not have a reliable estimate as to how much the food traceability system will cost in total or when this system will be implemented as this system is still in development.

Customers

Our produce are primarily sold to vegetable wholesalers, institutional customers and supermarket chains. We had a customer base of 230, 224 and 162 customers in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Sales to our top five customers collectively accounted for 27.8%, 20.8% and 20.6% of our revenue in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. No single customer accounted for over 10% of our revenue during the fiscal years ended March 31, 2010, 2011 and 2012. The following table sets forth the breakdown of our revenue by different sales channels both in absolute amount and as a percentage of our total revenue for the periods indicated.

	Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	137,546	49.0	213,974	52.6	289,976	46,046	55.8
Institutional customers	100,969	36.0	149,131	36.7	197,394	31,345	38.0
Supermarkets	41,235	14.7	43,099	10.6	31,880	5,062	6.2
Others(1)	762	0.3	568	0.1	149	24	0.0

Total	280,512	100.0	406,772	100.0	519,399	82,477	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

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

During the fiscal year ended March 31, 2012, we expanded our sales and distribution network to wholesale markets covering Shanghai and Hangzhou.

Institutional customers

We sell our produce to institutional customers such as export traders, food processing companies, large company canteens and large logistic traders. We typically do not enter into long-term supply contracts with our institutional customers. Pricing of produce sold to food processing companies and export traders is negotiated between the parties taking into account the market price trend at the time when the purchase orders are placed. Pricing of produce sold to large company canteens and large logistic traders is determined based on purchase orders placed on a monthly basis. Sales to institutional customers are settled in cash or by wire transfer.

Supermarket chains

We also sell our produce to supermarket chains in China and Hong Kong, including Walmart, the top three Hong Kong based supermarket chains, namely, Wellcome, ParknShop and Vanguard, as well as the PRC-based supermarket chain New Hua Du. We started selling our produce to leading Hong Kong supermarkets in 2006.

Our sales to supermarket chains are made in the form of either direct sales or concession sales. In direct sales, we sell our produce to supermarket chains, which in turn sell them to consumers. In concession sales, supermarket chains allow us to sell our produce to consumers directly in their stores and we pay concessionaire fees to these supermarket chains. The pricing terms in both direct sales and concession sales are based on the prevailing market price. In direct sales, the supermarket chains place purchase orders with terms on prices and volumes in advance of delivery. The concessionaire fees we pay to supermarket chains in connection with our concession sales vary among different supermarket chains. We typically do not enter into fixed-price long-term supply contracts with our supermarket chain customers.

During the fiscal year ended March 31, 2012, we ceased all concession sales to the Hong Kong supermarkets, due to lower profitability of concession sales compared to direct sales and realignment of our resources.

Our distribution staff deliver our vegetables on scheduled dates in agreed volumes to the logistic centers of supermarket chains in Hong Kong and to large supermarket and hypermarket stores in China. In addition, we have set up stalls at selected ParknShop stores to sell our produce marked with our brand “Scarecrow” and we deploy our sales personnel to these stalls to promote our produce to end consumers. Walmart has allowed us to set up stalls marked with our name at its selected stores in China to sell our produce.

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

As of March 31, 2012, we had seven sales and marketing personnel in Hong Kong and 25 sales and marketing personnel in China. We divide our sales and marketing personnel into four teams based on different sales channels. We also set sales objectives for our sales personnel and reward them for achieving these objectives to keep them sufficiently incentivized.

We conduct thorough and extensive market research and plan our sales and marketing efforts based on the market information and our business strategies. We study evolving market demands and consumer preferences to develop new crop varieties to increase our sales and profitability.

We intend to strengthen our sales and marketing efforts in southern China and further expand sales of our produce in the Yangtze River Delta, an affluent area with growing demand for high-quality fresh vegetables.

Our wholesale customers pick up our vegetables at our farms and cover their own transportation costs. We also deliver our produce to wholesale markets and other customers such as supermarket chains and customers in Hong Kong by rented trucks.

Supplies and Utilities

Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. We primarily source our raw materials from domestic suppliers. We also purchase imported seeds from overseas suppliers’ domestic distributors. Our raw materials are readily available at reasonable, stable cost and we do not intend to enter into long-term contracts with any of our suppliers. There has not been any production interruption due to supply shortage since we commenced our operations. In the fiscal year ended March 31, 2012, none of our raw material suppliers accounted for over 5% of our total raw materials procurement.

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

Intellectual Property

Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. As of March 31, 2012, we owned two registered trademarks in China for our logos. We also use three other unregistered trademarks, “Land V,” “FDC” and “Scarecrow,” on our packaged vegetables.

Insurance

We maintain insurance for workplace injuries, office equipment and premises in Hong Kong and certain vehicles in China. We do not have insurance coverage for our other assets (including biological assets), inventories, business and product liability, interruption of business or key-employees. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have a limited insurance coverage in China.”

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

Laws and Regulations Relating to Agricultural Products

Agricultural Product Quality Safety Law

The PRC Agricultural Product Quality Safety Law seeks to ensure the quality and safety of agricultural products, maintain the health of the general public and promote the development of agriculture and rural economy. “Agricultural products” refers to primary products sourced from agriculture, including plants, animals, micro-organisms and their products obtained from agricultural activities.

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

Furthermore, according to the Administrative Provisions on the Filing of Export Food Manufacturer, enterprises that produce, process or store export foods must register with the authority of the PRC State Certification and Accreditation Administration on the national level or the local administration of import-export inspection and quarantine.

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

Land Use Rights

Collective-owned Agricultural Land in Rural Areas

According to the PRC Law on Land Administration, all lands in the PRC are either state-owned or collectively owned. Generally, land in the urban areas of a city or town are state-owned, whereas land in the rural areas of a city or town and all rural land are, unless otherwise specified by law, collectively owned. When required, the state has the right to reclaim the collectively owned lands in accordance with law if such reclaim is beneficial to the public. For individuals, businesses and other organizations granted with the land use rights of state-owned or collectively-owned agricultural land, they are permitted to hold, lease and develop these lands.

Title Certificate of Collective-owned Land

According to the PRC Law on Land Administration, land located within a village or rural collective economic organization is collectively owned as a whole by the farmers of the village or rural collective organization. An exception is where such land is stipulated by the laws as state-owned, in which case, such land is owned by the state. The government at the county level must register and maintain a record of the collectively owned lands, and issue “collectively-owned land ownership certificates” for farmland or “forest title certificates” for forestlands to evidence and certify the ownership of the lands concerned. Lands collectively owned by rural residents are contracted to and operated by members of the respective village or rural collective economic organization for various uses such as plantation, forestry, livestock husbandry or fishery productions.

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

The farmer households who have obtained the rural land contracted operation right have the right to decide whether to transfer or assign the rural land contracted operation right and the means of transfer or assignment. Under equal conditions, members of the same village or rural collective economic organization should enjoy preemptive rights. Such preemptive rights must be claimed within a reasonable period after the issuance of the written announcement of transfer or assignment, or in case of no written announcement, within two months after the land has been used by other persons or entities outside the local village or collective economic organization. The preemptive rights will not be supported by the court if not claimed within the stipulated time period. Where the rural land contracted operation right is transferred or assigned by way of subcontracts, leases, exchanges or other means, the parties must enter into a written contract and such transfer must be filed with the local villagers’ committee and government for registration.

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

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006. This M&A Rules, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.

On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Trend Associates, that CSRC approval is not required in the context of our initial public offering because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, our initial public offering, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs. The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China — “The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.”

C. Organizational Structure

The following diagram illustrates our corporate structure as of June 30, 2012.

Le Gaga Holdings Limited (Cayman Islands)
100%
China Linong International Limited (British Virgin Islands)
100%
100%
Land V. Group Limited (British Virgin Islands)
China Linong (HK) Limited (Hong Kong)
100%
100%
Land V. Limited (Hong Kong)
Hong Kong Linong Limited (Hong Kong)
Outside China
Inside China
100%
Putian Land V. Group Co., Ltd.
100%
Linong Agriculture Technology (Shenzhen) Co. Ltd
100%
Land V. Ltd (Fujian)
100%
Land V. Ltd (Zhangjiakou)
100%
Xiamen Land V Group Co. Ltd
100%
Fuzhou Land V. Group Co. Ltd
100%
Land V. Agriculture Technology (Zhangzhou) Co. Ltd
100%
Land V. Agriculture Technology (Ningde) Co. Ltd
100%
Linong Agriculture Technology (Huizhou) Co. Ltd
100%
Linong (Fujian) Investment Holdings Limited
100%
Linong Agriculture Technology (Xianyou) Co. Ltd
100%
Liyuan Agriculture Technology (Quanzhou) Co. Ltd
100%
Liaoyang Liyuan Agricultural Products Co. Ltd.
100%
Linong Agriculture Technology (Fuqing) Co. Ltd
100%
Linong (Sanming) Limited

D. Property, Plant and Equipment

Our principal executive offices are located in Hong Kong.

As of March 31, 2012, we operated 11 production bases with an aggregate area of 25,063 mu (1,671 hectares) in Fujian, Guangdong and Hebei provinces in China, mostly through leases of operation rights from local villagers’ committees, farmer households or local governments. The terms of these leases range from 10 years to 20 years. Our production bases typically consist of farms, processing and storage facilities, offices and employee lodges.

We own a storage base with an aggregate area of 5,500 square meters in Liaoning province.

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

A. Operating Results

Overview

We are a leading greenhouse vegetable producer in China. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables.

We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard. Sales to wholesalers are our largest revenue contributor and accounted for 49.0%, 52.6% and 55.8% of our total revenue in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

We operated 11 farms with an aggregate area of 25,063 mu (1,671 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of March 31, 2012. Ten of our farms, with an aggregate area of 21,081 mu (1,405 hectares), are located in Fujian and Guangdong near our target markets in southern China, which offers a favorable climate for year-around crop cultivation. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending March 31, 2013, we expect to add approximately 4,000 mu (267 hectares) of arable land in areas adjacent to existing production bases in Fujian and Guangdong and increase our greenhouse land area by approximately 3,500 mu (233 hectares) to 12,000 mu (800 hectares). We expect to incur RMB380 million to expand our production bases, increase our greenhouse land area and upgrade existing production facilities and greenhouses in the fiscal year ending March 31, 2013. We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. As of March 31, 2012, our greenhouses covered approximately 34.4% of our total arable land. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation thus improves our revenue per mu, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

In the fiscal years ended March 31, 2010, 2011 and 2012, our revenue was RMB280.5 million, RMB406.8 million and RMB519.4 million ($82.5 million), respectively, representing a CAGR of 36.1%. Our profit for the year increased from RMB110.2 million in the fiscal year ended March 31, 2010 to RMB133.4 million in the fiscal year ended March 31, 2011, and to RMB162.8 million ($25.9 million) in the fiscal year ended March 31, 2012, representing a CAGR of 21.5%.

Financial Overview

Revenue

We derive substantially all of our revenue from the sale of fresh vegetables. Our revenue increased from RMB280.5 million in the fiscal year ended March 31, 2010 to RMB406.8 million in the fiscal year ended March 31, 2011 and to RMB519.4 million ($82.5 million) in the fiscal year ended March 31, 2012.

Our revenue-per-mu increased from RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010 to RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011 and to RMB25,207 per mu (RMB378,105 per hectare) for the fiscal year ended March 31, 2012. The increase in our revenue-per-mu during these periods was primarily attributable to (1) the increase in the greenhouse coverage, which (a) allows us to upgrade our product mix, (b) leads to higher production yields, (c) leads to better quality and thus better prices, (d) allows us to produce more products during the off-season when prices are generally higher, (2) the increase in the size of our arable land in southern China (which is more productive compared to northern China), (3) the improvement in our horticultural know-how and our effective production planning, and (4) market inflation. As of March 31, 2010, 2011 and 2012, a total of 4,420 mu (295 hectares), 6,779 mu (452 hectares) and 8,615 mu (574 hectares) of our arable land was covered by greenhouses, respectively, accounting for 23.4%, 33.2% and 34.4% of our total arable land for each of the respective periods. The size of our arable land amounted to 18,850 mu (1,257 hectares), 20,402 mu (1,360 hectares) and 25,063 mu and (1,671 hectares) as of March 31, 2010 and 2011 and 2012, respectively.

We sell fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. The following table sets forth a breakdown of our revenue by sales channels, in absolute amounts and as a percentage of total revenue, for the periods indicated.

	Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	$	%
	(In thousands)
Wholesalers	137,546	49.0	213,974	52.6	289,976	46,046	55.8
Institutional customers	100,969	36.0	149,131	36.7	197,394	31,345	38.0
Supermarkets	41,235	14.7	43,099	10.6	31,880	5,062	6.2
Others(1)	762	0.3	568	0.1	149	24	0.0

Total	280,512	100.0	406,772	100.0	519,399	82,477	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Sales to wholesalers were our largest revenue contributor in the fiscal years ended March 31, 2010, 2011 and 2012. Sales to wholesalers grew from RMB137.5 million in the fiscal year ended March 31, 2010 to RMB290.0 million ($46.0 million) in the fiscal year ended March 31, 2012, representing a CAGR of 45.2%. The faster growth of our sales to wholesalers was primarily attributable to (i) the successful implementation of our strategy to adjust our product mix to meet the increasing local and regional demand for high-quality fresh vegetables in the PRC domestic market, and (ii) the increasing recognition of our corporate brand in the wholesale markets.

Most of our sales to institutional customers are made to export traders, who purchase vegetables from us and resell them in the overseas markets. Our institutional customers also include produce processing companies, large company cafeterias and large logistic traders. Sales to our top five institutional customers by revenue accounted for 60.6%, 48.8% and 48.1% of our total sales to institutional customers in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

We also sell our produce to supermarket chains in Hong Kong and China, with Hong Kong sales constituting a major portion of the supermarket sales. Sales to supermarket chains decreased from RMB41.2 million in the fiscal year ended March 31, 2010 to RMB31.9 million ($5.1 million) in the fiscal year ended March 31, 2012. The decrease in sales to supermarkets was primarily because we ceased operation of all concession sales to the Hong Kong supermarket customers during the fiscal year ended March 31, 2012.

From time to time, we also purchase from third parties a small number of vegetable varieties that we do not produce to fulfill the diverse demand of our supermarket customers in Hong Kong.

Our customer base has narrowed from 230 customers in the fiscal year ended March 31, 2010 to 162 customers in the fiscal year ended March 31, 2012. Sales to our top five customers collectively accounted for 27.8%, 20.8% and 20.6% of our revenue in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. No single customer accounted for over 10% of our revenue during any of the fiscal years ended March 31, 2010, 2011 or 2012.

Cost of inventories sold

Our cost of inventories sold comprises (1) direct materials such as seeds, fertilizers and pesticides, (2) labor costs associated with our cultivation activities, (3) manufacturing expenses of our farmland facilities such as rents, salaries for administrative staff, utilities and depreciation, (4) costs associated with the purchase from third parties of certain vegetables that we do not produce to fulfill the diverse demand of our supermarket customers in Hong Kong, and (5) biological assets fair value adjustment at the point of harvest.

Our cost of inventories sold was RMB238.3 million, RMB357.2 million and RMB455.4 million ($72.3 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Although adjusted cost of inventories sold (cost of inventories sold before biological assets fair value adjustment) is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding the fair value adjustment adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure.

Our adjusted cost of inventories sold increased from RMB102.6 million in the fiscal year ended March 31, 2010 to RMB138.9 million in the fiscal year ended March 31, 2011, and to RMB172.8 million ($27.4 million) in the fiscal year ended March 31, 2012, in line with increased revenue.

Our direct material costs are affected by our production volume, the cost of agricultural inputs, our product mix, our plantation model and our horticultural know-how. Greenhouse production, as compared to open field production, typically results in more efficient utilization of inputs such as seeds, fertilizers and other growing materials. As such, material costs as a percentage of revenue decreased. At the same time, our seed costs increased due to (1) more plantation of higher value solanaceous products which typically have more expensive seeds as well as (2) shorter production cycles which increases the number of plantings. As most of our fertilizers are organic fertilizers and the prices of organic fertilizers are less volatile compared to those of chemical fertilizers, the unit cost of our fertilizers did not materially change during the past three fiscal years and fertilizer costs declined as a percentage of revenue.

Our business is labor intensive. As of March 31, 2012, we indirectly hired 2,468 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market in the PRC and an emerging trend of shortage of labor supply in China. Furthermore, labor costs have been increasing in China in recent years and may continue to increase in the near future. Our labor costs amounted to RMB22.6 million, RMB35.0 million and RMB41.4 million ($6.6 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, accounting for 8.1%, 8.6% and 8.0% of our revenue during the respective period. We do not expect that the overall tightening of the labor market will have a material adverse effect on our expansion plans, as our standardized production process can be easily followed by farm workers with minimal skills, allowing us to hire farm workers from a large labor pool. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

Our manufacturing expenses are primarily affected by our greenhouse expansion. Higher greenhouse coverage will lead to higher depreciation and lower fixed costs, such as rent, as a percentage of sales. Land rents have been increasing in China in recent years and may continue to increase in the near future. We do not expect that increasing land rents have a material adverse effect on our cost structure as our productivity as measured by revenue per mu increases due to higher greenhouse coverage.

Purchases of third party produced vegetables have declined as we ceased all concession sales in the Hong Kong supermarket channel during the fiscal year ended March 31, 2012.

Biological Assets Fair Valuation and Its Impact on Cost of Inventories and Results of Operations

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

The gain or loss arising from the changes in fair value less costs to sell of our biological assets are partially offset by the corresponding gain or loss included in the cost of inventories sold, to the extent that the agricultural produce is sold, as the harvested agricultural produce is also stated at the fair value less costs to sell at the point of harvest. In line with our expansion of production, our changes in fair value less costs to sell of biological assets amounted to RMB152.7 million, RMB241.9 million and RMB286.9 million ($45.6 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, which was offset by the fair value adjustments included in the costs of inventories sold of RMB135.7 million, RMB218.3 million and RMB282.6 million ($44.9 million), for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

As a result, our cost of inventories sold after biological assets fair value adjustment represented the agricultural produce sold during the year at their fair value less costs to sell at the point of harvest, and have increased in line with the increase in our revenue, amounting to RMB238.3 million, RMB357.2 million and RMB455.4 million ($72.3 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(135,712)	(218,348)	(282,579)	(44,872)
Changes in fair value less costs to sell of biological assets	152,743	241,896	286,927	45,562

Net impact	17,031	23,548	4,348	690

The net impact of the biological assets fair value adjustments represents the net increase or decrease in the gain in fair value less costs to sell of crops on our farmland at the current reporting year end compared to the immediately preceding reporting year end.

The net impact of biological assets fair value adjustments is primarily driven by:

•	the volume of crops on the land at the period ends;

•	the product mix of the crops on the land at the period ends; and

•	the market prices at the period ends of different products.

We plant different types of vegetables with different yields and selling prices during different periods. The net impact of biological assets fair value adjustments for each reporting period is attributable to the comparison of the adjustment to record our unharvested biological assets at fair value at the beginning of the reporting period and such fair value adjustment related to our unharvested biological assets at the end of the reporting period. As the quantity, product mix and market prices at the beginning and end of each reporting period are different, it is not meaningful to discuss the net impact of biological assets fair value adjustments of the reporting period by comparing different products’ prices and yields.

Changes in fair value less costs to sell of biological assets reported in each period include the biological assets fair value gain or loss arising from both (1) crops harvested during the period and (2) growing crops on the farmland at the period end. The growing crops on the farmland at the period end will be carried forward to future reporting periods and as the crops are harvested and sold, the related biological assets fair value gain or loss up to point of harvest is included in the determination of cost of inventories sold for the period in which the inventory is sold. The factors driving the changes in fair value less costs to sell relating to harvested crops or growing crops are generally the same, such as product mix and the market prices of different types of crops at the time of harvest or at period end. Furthermore, because the growth cycle of our crops is generally less than one year, the time factor is insignificant and it would not be meaningful to discuss the drivers separately. We believe the separate preparation of the two components of the changes in fair value less costs to sell, together with the discussion of the cost of inventories sold (including the effect of the biological assets fair value adjustment), provide relevant and useful financial information for the various stages of our agricultural production cycle.

Key Factors Affecting Our Results of Operations

Revenue-Per-Mu

The key metric used by our management in evaluating our financial performance is revenue-per-mu, or the revenue that a unit measure of arable land generates. Revenue-per-mu is determined by our production yield, defined as the production output that a unit measure of arable land generates, and the price at which we can sell our produce. Both production yield and average selling price are affected by our product mix. Our revenue-per-mu was RMB15,497, RMB21,226 and RMB25,207 ($4,003) in the fiscal years ended March 31, 2010, 2011 and 2012.

Production yield

Our production yield was 5.4 tonnes, 6.4 tonnes and 7.0 tonnes per mu in the fiscal years ended March 31, 2010, 2011 and 2012. Our production yield is affected by various factors, primarily our greenhouse coverage, product mix, our horticultural know-how and techniques and our production planning. Our production yield has been significantly enhanced by our greenhouse cultivation. Greenhouses increase production output by allowing crops to grow faster and year-round and protecting crops from extreme weather conditions, such as typhoons and windstorms. As of March 31, 2010, 2011 and 2012, a total of 4,420 mu (295 hectares), 6,779 mu (452 hectares) and 8,615 mu (574 hectares), respectively, of our arable land was covered by greenhouses, accounting for 23.4%, 33.2% and 34.4% of our total arable land for each period, respectively.

We have been able to further increase our production yield by applying advanced cultivation techniques at each step of the cultivation process to improve soil productivity, enhance crop nutrient content and minimize crop diseases, pests and weeds. Relying on our greenhouse cultivation, horticultural know-how and our effective production planning, we are able to schedule and control crop plantation and harvest to meet higher–priced off-season demand. We intend to further increase our production yield by continuing to increase our greenhouse coverage and enhance our horticultural know-how.

Product mix

Greenhouses create a more favorable and controlled growing environment, which allows us to grow more fruit-bearing solanaceous vegetables. Fruit bearing solanaceous vegetables are typically much more difficult to grow compared to leafy and cruciferous vegetables and as a result, they can be sold for higher market prices than those of leafy and cruciferous vegetables. As we are expanding our greenhouse coverage, we expect solanaceous vegetables of higher value grown in greenhouses will constitute a larger share of our total revenue. Solanaceous vegetables are also less labor intensive compared to leafy vegetables, which further improves our profit margins.

Within the solanaceous vegetable category, we focus primarily on fruit-bearing crops such as peppers, tomatoes, eggplants, cucumbers and melons. Within each of these product groups, yields and average selling prices can vary widely. For example, specialty solanaceous vegetables, such as small snack tomatoes or mini peppers, may have a much higher average selling price but much lower yield per mu compared to beefsteak tomatoes and bell peppers. Therefore, our sales volume and average selling prices are also affected by each product’s percentage of our overall product mix.

Product pricing

The prices of our produce are determined by several factors, including general economic conditions, market competition, weather conditions, seasonal factors, sales channels and most importantly, the supply of and demand for different types of vegetables.

The price of a particular type of vegetable is volatile and fluctuates depending on seasonal factors, the distance between vegetable farms and markets, the supply of and demand for it in the marketplace throughout the year, which in turn depends on weather conditions, including level of precipitation, temperature and other extreme weather conditions, local preferences and festivities. We focus on cultivating high-value vegetables during off-season periods, and through careful production planning and the use of greenhouses and advanced horticultural know-how to control the crop cycle, seek to sell them during the periods in which they are most in demand to achieve higher prices and profits.

Size of Arable Land

Our total production capacity depends to a large extent on the size of our arable land. As of March 31, 2012, a total of 25,063 mu (1,671 hectares) of arable land, compared to 18,850 mu (1,257 hectares) as of March 31, 2010 and 20,402 mu (1,360 hectares) as of March 31, 2011 were leased and either in operation or under construction or reserved by us. As land is a precious commodity in China, while we seek to increase our arable land, we have also been building greenhouses extensively to improve our revenue per mu and increase our total production capacity. Our production output increased from 98,076 tonnes in the fiscal year ended March 31, 2010 to 123,294 tonnes in the fiscal year ended March 31, 2011 and to 144,192 tonnes in the fiscal year ended March 31, 2012.

We source most of our land from farmer households, local villagers’ committees or local governments. Although China is one of the largest countries in the world by land area, the arable land area as a percentage of total land is small. In addition, arable land in recent years has been increasingly scarce due to extensive urbanization and property development. Sourcing arable land in China has been highly competitive because of the increased demand for land for agricultural and other uses. Because the supply of arable land that can be leased from the farmers is limited, competition is fierce in obtaining such leases. In addition, farmland in China is highly fragmented and we generally enter into a few master lease agreements each with many neighboring land users to form one farm base, which makes our arable land expansion more complicated.

Market Demand

Our ability to increase production and grow our revenue is driven in part by the increasing demand in China for safe and high-quality fresh vegetables. We currently target the Guangdong, Fujian, Yangtze River Delta and Hong Kong markets, which have demonstrated a strong demand for fresh vegetables.

Operating Costs and Expenses

The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total revenue for the periods indicated.

	Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Packing expenses	18,281	6.5	28,248	6.9	33,405	5,304	6.4
Land preparation costs	12,434	4.4	20,800	5.1	37,593	5,970	7.2
Research and development expenses	6,519	2.3	7,298	1.8	9,091	1,444	1.8
Selling and distribution expenses	18,207	6.5	24,949	6.1	32,120	5,100	6.2
Administrative expenses	25,059	8.9	68,978	17.0	58,519	9,292	11.3
Impairment losses on property, plant and equipment and prepayments	—	—	—	—	14,823	2,354	2.9
Other expenses	3,404	1.2	6,070	1.5	2,551	405	0.5

Packing expenses. Our packing expenses primarily consist of materials utilized to pack our vegetables, labor costs and various expenses associated with our packing and processing facilities. Our packing expenses were RMB18.3 million, RMB28.2 million and RMB33.4 million ($5.3 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, representing 6.5%, 6.9% and 6.4% of our revenue in those respective periods. The increase in our total packing expenses was primarily due to (1) the increase in sales, (2) our product mix shift towards more solanaceous vegetables, which typically require more packing material compared to leafy and cruciferous vegetables and (3) an increase in packing material consumed in an effort to increase our brand awareness. In general, produce sold to institutional and supermarket customers entail higher packing expenses than those sold to the wholesale market. Packing expenses, as a percentage of revenue, were higher in the fiscal year ended March 31, 2011, because of our effort to increase our brand awareness, which was partly offset by better economies of scale in our packing facilities. Wholesale customers increased as a proportion of total sales to 55.8% in fiscal year ended March 31, 2012, resulting in lower packing expenses. More packing materials were consumed in the fiscal year 2012 due to (1) our effort to enhance our brand awareness, (2) better packaging used to enhance the selling price, and (3) more long-distance transportation. However, packing expenses as a percentage of sales did not increase in fiscal year 2012 from fiscal year 2011 due to the higher average selling prices and better economies of scale achieved in our packing facilities.

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

Our research and development expenses were RMB6.5 million, RMB7.3 million and RMB9.1 million ($1.4 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, representing 2.3%, 1.8% and 1.8% of our revenue in those respective periods. We anticipate that our research and development expenses will increase as we continue to experiment with new horticultural know-how, new varieties and new plantation models.

Selling and distribution expenses. Our selling and distribution expenses primarily consist of transportation expenses to transport vegetables from our farms to their points of sale, salaries, employee benefits, bonuses and related expenses for our sales and marketing staff, concessionaire fees and rebates paid to the supermarkets in Hong Kong to sell our produce in these supermarkets, packaging and loading expenses, and advertising expenses. Our selling and distribution expenses were RMB18.2 million, RMB24.9 million and RMB32.1 million ($5.1 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, representing 6.5%, 6.1% and 6.2% of our revenue in those respective periods. We expect our selling and distribution expenses to increase as we plan to strengthen our brand building efforts and expand and broaden our sales, marketing and distribution network and enter new markets.

Administrative expenses. General and administrative expenses primarily consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel;

•	auditing fees and legal and other professional fees; and

•	travel and other expenses associated with our corporate and administrative activities.

Our administrative expenses were RMB25.1 million, RMB69.0 million and RMB58.5 million ($9.3 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, representing 8.9%, 17.0% and 11.3% of our revenue in those respective periods. The significant increase in administrative expenses in fiscal year 2011 was primarily due to (1) the incurrence of initial public offering expenses amounting to RMB20.3 million (including regulatory fees, legal, accounting and other professional advisors fees, and printing costs), which we did not incur in the fiscal year 2012, and (2) an increase of RMB15.9 million in non-cash share-based compensation expenses relating to option grants. Our increase in administrative expenses for the fiscal year 2012, compared to the fiscal year 2011 (excluding initial public offering expenses) was primarily attributable to general and administrative costs associated with the growth of our business and additional compliance related costs to support our operations as a U.S. listed public company.

Impairment losses on property, plant and equipment and prepayments. During the fiscal year ended March 31, 2012, we suspended operations at several less productive farms. These farms (1) were either small operations and thus cannot enjoy the economies of scale we can generate at our larger farms, (2) had less productive bamboo greenhouses or (3) were less suitable for our current product mix (solanaceous, leafy and cruciferous products). We assessed the recoverable amounts of those items of property, plant and equipment and prepayments with carrying amount of RMB14.8 million located at suspended farms and as a result the carrying amount of property, plant and equipment and prepayments held by these farms were fully impaired following our decision to return the related leased farmland to the landlords and dispose of these assets.

Other expenses. Other expenses include expenses associated with natural disaster losses for crops on exposed lands, losses associated with the disposal of fixed assets, profit and loss adjustments for previous years, and so forth.

Taxation

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, or the BVI, we and our subsidiaries incorporated in the BVI are not subject to any tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in those jurisdictions. No provision for Hong Kong profits tax has been made, as our Hong Kong subsidiaries did not generate any assessable profits or had tax losses brought forward to offset estimated assessable profits for the fiscal years ended March 31, 2010, 2011 and 2012.

PRC

Enterprise Income Tax

According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the PRC statutory income tax rate is 25%. In addition, our PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax, subject to approval by or registration with the relevant tax authority.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained losses for the fiscal years ended March 31, 2010, 2011 and 2012 for taxation purpose.

The financial impact related to reduced tax rates and tax exemptions amounted to RMB32.9 million, RMB48.6 million and RMB53.4 million ($8.5 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Without the preferential tax treatment, the impact on our net income and basic and diluted earnings per ordinary/preferred share for the following periods is as set forth below:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(In thousands, except for per share data)
Profit for the year	32,906	48,570	53,397	8,479
Basic earnings per ordinary/preferred share (in cents)	1.95	2.43	2.35	0.37
Diluted earnings per ordinary/preferred share (in cents)	1.92	2.35	2.33	0.36

As of June 30, 2012, Land V. Ltd (Fujian), Land V. Ltd. (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd., Linong Agriculture Technology (Huizhou) Co. Ltd., Land V. Agriculture Technology (Zhangzhou) Co. Ltd. and Putian Land V. Group Co., Ltd. have registered with the tax authorities for the tax exemption under the Enterprise Income Tax Law. We will apply for such exemptions for our remaining PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. During the fiscal year ended March 31, 2012, Land V. Limited (Shantou) declared a dividend of RMB58.2 million to its immediate holding company, Land V. Group Limited (BVI). RMB33.5 million of this dividend was distributed from the retained profits of Land V. Limited (Shantou) after December 31, 2007 and was subject to 10% withholding tax. During the fiscal year ended March 31, 2011, withholding tax of RMB101,000 was paid by Land V. Limited (Liaoyang) for the distribution of RMB2,010,000 to be made upon liquidation. Land V. Limited (Liaoyang) has been deregistered in July 2011. During the fiscal year ended March 31, 2010, Land V. Limited (Liaoyang) declared a dividend of RMB23.0 million to its immediate holding company, Land V. Limited (Hong Kong). RMB12.1 million of this dividend was distributed from the retained profits of Land V. Limited (Liaoyang) after December 31, 2007 and was subject to 5% withholding tax.

In the fiscal year ended March 31, 2012, Land V. Group Limited (BVI) disposed of a subsidiary, Land V. Limited (Shantou), with a gain of RMB1.3 million for PRC tax purposes, which is subject to 10% withholding tax. In the fiscal year ended March 31, 2010, Land V. Limited (Hong Kong) disposed of a subsidiary, Land V. Limited (Tianjin), with a gain of RMB2.8 million for PRC tax purposes, which is subject to 10% withholding tax.

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

We account for biological assets and agricultural produce by applying IAS41 — Agriculture. Under IAS 41, biological assets are measured on initial recognition and at the end of each reporting period at their fair value less costs to sell; agricultural produce harvested from biological assets are measured at its fair value less costs to sell at the point of harvest. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets is determined based on the current market price of these biological assets in their present location and condition. The fair value is determined based on the market price at which our agricultural produce is sold to customers on the date of harvest, adjusted for packing and transportation costs. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops. We estimate that it takes one to ten months to grow our vegetable crops and approximately 3 years to 16 years to grow our trees on the farmland before they can be harvested. For the fiscal year ended March 31, 2012, the revenue contributed by the tree business accounted for less than 0.4% of our total revenue. Costs to sell include all incremental costs directly attributable to the sale of the biological assets. The change in fair value less costs to sell of a biological asset is included in profit or loss of the period in which it arises. We record such gains or losses in our Consolidated Income Statement under “Changes in fair value less costs to sell of biological assets.”

The determination of fair value of biological assets and agricultural produce requires us to make complex and subjective estimates and assumptions about the expected production output and market price of crops on the land.

We engaged Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent valuer, to assist us in determining the fair value of biological assets and agricultural produce in the fiscal years ended March 31, 2010, 2011 and 2012. We applied weighted average cost of capital as a discount rate to reflect the risks of the cash flows as how the risks of the cash flows from growing crops should be borne by both the equity holders and the debt holders. In determining the discount rate, we have considered factors including the risk free rate, the market return, the re-levered beta, the size premium and the specific premium. We used 18.2% to 18.4% as the discount rate for orchards and 14.7% as the discount rate for vegetables in the fiscal year ended March 31, 2010, 20.1% to 20.3% as the discount rate for orchards and 16.6% as the discount rate for vegetables in the fiscal year ended March 31, 2011 and 19.2% to 19.4% as the discount rate for orchards and 16.0% as the discount rate for vegetables in the fiscal year ended March 31, 2012. In the fiscal year 2012, the decrease in discount rates was primarily due to the change in market parameters, such as the decrease in interest rate.

Changes in the estimates and assumptions regarding the expected market price, production output and the discount rates in the valuation of our biological assets and agricultural produce could significantly impact the estimated fair values of our biological assets and agricultural produce and, as a result, our net income. For illustration purposes, in the fiscal year ended March 31, 2012:

•

a 5% increase or decrease in the prices of vegetables, fruits and teas we assumed, in the absence of other changes, will result in an RMB5.7 million ($905,000) increase or decrease in our net change in fair value less costs to sell of biological assets and profit for the year; and

•

an increase or decrease in the average discount rate we used by one percentage point, in the absence of other changes, will result in an RMB557,000 ($88,000) decrease or increase in our net change in fair value less costs to sell of biological assets and profit for the year.

Share-based payments

In May 2007, China Linong International Limited, or China Linong, adopted a share option scheme, under which it made option grants on May 23, 2007 to Winsome Group Limited, which is held by certain directors and employees of our company. In April 2009, China Linong adopted another share option scheme, under which it made option grants on April 17, 2009 and March 29, 2010. As of July 17, 2010, 116,010 options granted to directors, 67,000 options granted to employees, and 35,000 options granted to others providing similar services, respectively, were outstanding which were exchanged for 116,010,000, 67,000,000 and 35,000,000 options, respectively, following our restructuring and share swap with China Linong. In August 2010 we adopted our 2010 share incentive plan, under which we have granted options to certain directors, employees and others providing similar services on August 31, 2010 and June 10, 2011.

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee and consultant services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans to directors, employees and consultants.

We applied Black-Scholes Option Pricing model for the fiscal years ended March 31, 2010 and 2011 and Binomial Option Pricing model for the fiscal year ended March 31, 2012 in determining the fair value of the options granted to employees and others providing similar services. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected life at which employees are likely to exercise share options. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected life of the option was based on the yield of USD China Sovereign Bond Rate denominated in USD with similar terms in effect at the time of grant.

We used the income approach to assess our enterprise value at the grant dates for the fiscal years ended March 31, 2010 and 2011. Under this method, indications of value have been developed by discounting future free cash flow to the firm to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital (WACC) to reflect the risks of the cash flows. As we were a privately held company at the grant date and the discount rate used was based on WACC for publicly traded comparable companies, we deducted the interest bearing debts and added back any excess net asset/ liabilities from the enterprise value, and then applied a further discount for lack of marketability to derive the total equity value of our company. The discount rate for the lack of marketability is 28%, 23% and 17% for the share options granted on April 17, 2009, March 29, 2010 and August 31, 2010, respectively. The determination of the marketability discount rates was based on the study on quantitative marketability discount model published in The CPA Journal and the put option approach (Black-Scholes model). Under such option pricing method, the lack of marketability discount is determined by the following key parameters or variables as of each grant date:

•	time to expect the liquidity event, i.e., an initial public offering, which is determined based on the management’s expected timing of an initial public offering;

•

company risks associated with holding an investment in an illiquid market, including the required holding return, the growth in underlying value during the holding period and the expected cash flow distributions during the holding period;

•	prevailing risk free rate; and

•	volatility in the underlying security.

To the extent our capital structure was comprised of the ordinary shares and the preferred shares as of the grant date, we adopted the option pricing method to allocate total equity value derived to different classes of shares, in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. This method treats preferred shares and ordinary shares as call options on our total equity value, with exercise prices based on the liquidation preference of the preferred shares. The Black-Scholes Option Pricing model involves making estimate of the expected timing of the potential liquidity event such as the sale of our company or initial public offering, and estimate of the volatility of our equity securities. The expected timing is based on the plan of our board of directors and management.

We have used the market approach to assess our enterprise value at the grant date after our listing on the NASDAQ Global Select Market.

We measured the fair value of services received in return for share options granted by reference to the fair value of share options granted. Set forth below are the assumptions we applied to calculate the fair value of the options on the grant date using the Black-Scholes Option Pricing model or the Binomial Option Pricing model.

	At April 17, 2009 (Date of Grant)	At March 29, 2010 (Date of Grant)	At August 31, 2010 (Date of Grant)	At June 10, 2011 (Date of Grant)
Fair value at measurement date	$0.02035 – $0.02385	$0.02912 – $0.03209	$0.04571 – $0.04862	$0.06960 – $0.07760
Share price	$0.05015	$0.06061	$0.083	$0.135
Exercise price	$0.07293	$0.07570	$0.080	$0.143
Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	51.30% – 53.70%	56.90%	57.60% – 58.70%	53.00%
Option life (expressed as weighted average life used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	5.5 – 6.5 years	5.5 – 6.5 years	5.5 – 6.5 years	10 years
Expected dividends	—	—	—	—
Risk-free interest rate (based on USD China Sovereign Bond Rate)	3.75% – 3.90%	2.96% – 3.26%	2.51% – 2.75%	4.1184%

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

Land improvements, buildings and farmland infrastructure	—	Shorter of the unexpired term of land leases and their estimated useful lives of 3 to 30 years
Equipment and machinery	—	3 to 10 years
Motor vehicles	—	3 to 10 years
Furniture, fixtures and computer equipment	—	5 years

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

•

Recognition of impairment losses. We recognize an impairment loss in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. We allocate impairment losses recognized in respect of cash-generating units to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

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

We write off impairment losses against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, we record the impairment losses for doubtful debts using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. We recognize other changes in the allowance account and subsequent recoveries of amounts previously written off directly in profit or loss. In the fiscal year ended March 31, 2012, we did not recognize any impairment loss in profit or loss nor write-off of uncollectible amount against the allowance account.

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

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(In thousands)
Revenue	280,512	406,772	519,399	82,477
Cost of inventories sold	(238,277)	(357,211)	(455,380)	(72,311)
Changes in fair value less costs to sell related to:
Crops harvested during the year	119,009	186,183	226,037	35,893
Growing crops on the farmland at the year end	33,734	55,713	60,890	9,669
Total changes in fair value less costs to sell of biological assets	152,743	241,896	286,927	45,562
Packing expenses	(18,281)	(28,248)	(33,405)	(5,304)
Land preparation costs	(12,434)	(20,800)	(37,593)	(5,970)
Other income	626	124	3,330	529
Research and development expenses	(6,519)	(7,298)	(9,091)	(1,444)
Selling and distribution expenses	(18,207)	(24,949)	(32,120)	(5,100)
Administrative expenses	(25,059)	(68,978)	(58,519)	(9,292)
Impairment losses on property, plant and equipment and prepayments	—	—	(14,823)	(2,354)
Other expenses	(3,404)	(6,070)	(2,551)	(405)

Results from operating activities	111,700	135,238	166,174	26,388
Finance income	101	2,881	11,838	1,880
Finance costs	(709)	(4,643)	(10,781)	(1,712)

Net finance (costs)/income	(608)	(1,762)	1,057	168
Profit before taxation	111,092	133,476	167,231	26,556
Income tax expense	(890)	(101)	(4,415)	(701)

Profit for the year	110,202	133,375	162,816	25,855

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(135,712)	(218,348)	(282,579)	(44,872)
Changes in fair value less costs to sell of biological assets	152,743	241,896	286,927	45,562

Net impact	17,031	23,548	4,348	690

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Revenue. Our revenue increased by RMB112.6 million, or 27.7%, from RMB406.8 million in the fiscal year ended March 31, 2011 to RMB519.4 million ($82.5 million) in the fiscal year ended March 31, 2012. The increase in sales of our produce was primarily attributable to an increase in our revenue-per-mu from RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011 to RMB25,207 per mu (RMB378,105 per hectare) for the fiscal year ended March 31, 2012, which was in turn primarily driven by increases in (1) production yield and (2) average selling price of our produce.

The increases in revenue-per-mu and average selling price for the fiscal year ended March 31, 2012 were primarily driven by (1) increased greenhouse coverage, which leads to (a) better product mix, i.e., more solanaceous products, (b) ability to capture high off-season prices, (c) improved quality of our products, and (d) higher yields per mu, (2) enhanced cultivation know-how, and (3) market inflation.

Our greenhouse area increased from 6,779 mu as of March 31, 2011 to 8,615 mu as of March 31, 2012. The average selling price of our produce increased from RMB3,299 per tonne for the fiscal year ended March 31, 2011 to RMB3,602 ($572.0) per tonne for the fiscal year ended March 31, 2012. Our production yield increased from 6.4 tonnes per mu in the fiscal year ended March 31, 2011 to 7.0 tonnes in the fiscal year ended March 31, 2012.

Our product mix shifted further towards solanaceous products during the fiscal year ended March 31, 2012. Solanaceous vegetables sold to external customers in the PRC mainland increased from 46% for the fiscal year ended March 31, 2011 to 60% for the fiscal year ended March 31, 2012. The percentage of leafy, cruciferous and other vegetables declined as our product mix shifted towards solanaceous vegetables.

Cost of Inventories Sold. Our cost of inventories sold increased by RMB98.2 million, or 27.5% from RMB357.2 million for the fiscal year ended March 31, 2011 to RMB455.4 million ($72.3 million) for the fiscal year ended March 31, 2012.

Cost of inventories sold before biological assets fair value adjustment increased by RMB33.9 million, or 24.4%, from RMB138.9 million in the fiscal year ended March 31, 2011 to RMB172.8 million ($27.4 million) in the fiscal year ended March 31, 2012. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue decreased to 33.3% in the fiscal year ended March 31, 2012 from 34.1% in the fiscal year ended March 31, 2011. The decrease in our cost of inventories sold before biological assets fair value adjustment as a percentage of revenue was primarily due to (1) lower variable costs and (2) reduced purchases of third party product. Increased greenhouse coverage resulted in more efficient use of variable inputs such as seeds, fertilizers, land film and direct labor as a percentage of revenue, which was partially offset by an increase in farm overhead costs.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB45.0 million, or 18.6%, from RMB241.9 million in the fiscal year ended March 31, 2011 to RMB286.9 million ($45.6 million) in the fiscal year ended March 31, 2012.

The net impact of biological assets fair value adjustment for the year ended March 31, 2012 was a gain of RMB4.3 million ($690,000). This was primarily attributable to an increase of 1,136 mu (76 hectares) in our acreage of unharvested crops from April 1, 2011 to March 31, 2012 as well as a larger volume of solanaceous crops on the land as of March 31, 2012 as compared to that of March 31, 2011 due to increased greenhouse area.

In comparison, the net impact of biological assets fair value adjustment for the year ended March 31, 2011 was a gain of RMB23.5 million.

Packing Expenses. Our packing expenses increased by RMB5.2 million, or 18.3%, from RMB28.2 million in the fiscal year ended March 31, 2011 to RMB33.4 million ($5.3 million) in the fiscal year ended March 31, 2012, primarily as a result of an RMB2.4 million increase in expenses incurred in connection with packing materials used and an RMB2.1 million increase in depreciation charge attributable to our packing equipment and facilities. The increase in packing material consumed was primarily due to (1) our effort to enhance our brand awareness, (2) better packing used to enhance the selling price, (3) more long-distance transportation, and (4) an increase in the production of solanaceous products as a percentage of total revenue, which require more packing compared to leafy and cruciferous vegetables.

Land Preparation Costs. Our land preparation costs increased by RMB16.8 million, or 80.7%, from RMB20.8 million in the fiscal year ended March 31, 2011 to RMB37.6 million ($6.0 million) in the fiscal year ended March 31, 2012. The increase was primarily due to (1) an increase in greenhouse coverage, which increased the unit land preparation cost during the same period of rotation, and (2) an increase in average newly acquired lands under construction or reserved for future development, primarily due to weather related delay in greenhouse construction.

Other Income. Our other income increased by RMB3.2 million from RMB124,000 in the fiscal year ended March 31, 2011 to RMB3.3 million ($529,000) in the fiscal year ended March 31, 2012. This increase was primarily due to (1) a gain from disposal of the Shantou subsidiary of RMB1.3 million, (2) amortization of RMB1.0 million resulting from incentive payment received from our depositary bank, and (3) rental income of RMB0.8 million.

Research and Development Expenses. Our research and development expenses increased by RMB1.8 million, or 24.6%, from RMB7.3 million in the fiscal year ended March 31, 2011 to RMB9.1 million ($1.4 million) in the fiscal year ended March 31, 2012, primarily due to (1) an increase of RMB0.9 million expenses relating to grapes and (2) an increase of RMB0.4 million for depreciation.

Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB7.2 million, or 28.7%, from RMB24.9 million in the fiscal year ended March 31, 2011 to RMB32.1 million ($5.1 million) in the fiscal year ended March 31, 2012. This increase was primarily due to an increase in transportation expenses of RMB12.3 million in line with the increase in our revenue and more long-distance transportation, partially offset by a decrease of RMB2.7 million in salary and commission payment as a result of a decrease in concession sales in the Hong Kong business, which we ceased during the fiscal year ended March 31, 2012.

Administrative Expenses. Our administrative expenses decreased by RMB10.5 million, or 15.2%, from RMB69.0 million in the fiscal year ended March 31, 2011 to RMB58.5 million ($9.3 million) in the fiscal year ended March 31, 2012. This decrease was primarily due to the incurrence of one-time initial public offering expenses amounting to RMB20.3 million, including regulatory fees, legal, accounting and other professional advisors’ fees, and printing costs incurred during the fiscal year ended March 31, 2011, partially offset by the increases in (1) salaries of RMB1.9 million, (2) equity-settled share-based compensation of RMB2.2 million relating to our option grants, and (3) audit fee of RMB1.8 million. Our increase in administrative expenses for the fiscal year 2012, compared to the fiscal year 2011 (excluding initial public offering expenses) was primarily attributable to general and administrative costs associated with the growth of our business and additional compliance related costs to support our operations as a U.S. listed public company.

Impairment Losses on Property, Plant and Equipment and Prepayments. We incurred impairment losses on property, plant and equipment and prepayments of RMB14.8 million ($2.4 million) in the fiscal year ended March 31, 2012 relating to the impairment assessment of several smaller and less productive farms which we have decided to dispose of.

Other Expenses. Our other expenses decreased by RMB3.5 million, or 58.0%, from RMB6.1 million in the fiscal year ended March 31, 2011 to RMB2.6 million ($405,000) in the fiscal year ended March 31, 2012. This decrease was primarily due to a RMB3.0 million loss on disposal of property, plant and equipment recognized in the fiscal year ended March 31, 2011.

Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 22.9% from RMB135.2 million in the fiscal year ended March 31, 2011 to RMB166.2 million ($26.4 million) in the fiscal year ended March 31, 2012.

Net Finance Income/(Costs). We had a net finance cost of RMB1.8 million in the fiscal year ended March 31, 2011, compared to a net finance income of RMB1.1 million ($168,000) in the fiscal year ended March 31, 2012, primarily due to an increase in net foreign exchange gain of RMB7.9 million recorded in the fiscal year ended March 31, 2012 from translation of non-functional currency balances between group companies, attributable to the appreciation of Renminbi, the functional currency of our PRC subsidiaries, against Hong Kong dollar and U.S. dollar, the functional currency of our Hong Kong subsidiaries, partially offset by an increase in interest expenses of RMB6.1 million.

Income Tax Expense. Our income tax expense increased from RMB101,000 in the fiscal year ended March 31, 2011 to RMB4.4 million ($701,000) in the fiscal year ended March 31, 2012. This increase was primarily due to (1) capital gain tax and (2) withholding tax for the distribution of earnings by the PRC subsidiaries to our offshore holding company.

Profit for the Year. As a result of the foregoing, our profit for the year increased by RMB29.4 million, or 22.1%, from RMB133.4 million in the fiscal year ended March 31, 2011 to RMB162.8 million ($25.9 million) in the fiscal year ended March 31, 2012.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Revenue. Our revenue increased by RMB126.3 million, or 45.0%, from RMB280.5 million in the fiscal year ended March 31, 2010 to RMB406.8 million in the fiscal year ended March 31, 2011. The increase in sales of our produce was attributable to (1) an increase in our revenue-per-mu from RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010 to RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011, and (2) an increase in the size of our arable land from 18,850 mu (1,257 hectares) as of March 31, 2010 to 20,402 mu (1,360 hectares) as of March 31, 2011.

The increase in our revenue-per-mu was primarily attributable to (1) an increase in our production yield from 5.4 tonnes per mu in the fiscal year ended March 31, 2010 to 6.4 tonnes in the fiscal year ended March 31, 2011, which was in turn attributable to an increase in our greenhouse area as a percentage of our total arable land from 23.4% as of March 31, 2010 to 33.2% as of March 31, 2011 as well as changes in our product mix and our improved horticultural know-how, and (2) an increase in the average selling price of our produce from RMB2,860 per tonne for the fiscal year ended March 31, 2010 to RMB3,299 per tonne for the fiscal year ended March 31, 2011, due to (a) better product mix and better product quality as a result of more greenhouses, (b) enhanced cultivation know-how, and (c) market inflation.

Cost of Inventories Sold. Our cost of inventories sold increased by RMB118.9 million, or 49.9% from RMB238.3 million for the fiscal year ended March 31, 2010 to RMB357.2 million for the fiscal year ended March 31, 2011.

Cost of inventories sold before biological assets fair value adjustment increased by RMB36.3 million, or 35.4%, from RMB102.6 million in the fiscal year ended March 31, 2010 to RMB138.9 million in the fiscal year ended March 31, 2011. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue decreased to 34.1% in the fiscal year ended March 31, 2011 from 36.6% in the fiscal year ended March 31, 2010. The increase in our cost of inventories sold before biological assets fair value adjustment was primarily due to (1) lower fixed costs, such as rental, depreciation and farm overhead, as a percentage of revenue, due to more efficient utilization of our resources, and (2) an RMB0.6 million decrease in purchases of vegetables from third parties.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB89.2 million, or 58.4%, from RMB152.7 million in the fiscal year ended March 31, 2010 to RMB241.9 million in the fiscal year ended March 31, 2011.

The net impact of biological assets fair value adjustment for the year ended March 31, 2011 was a gain of RMB23.5 million. This was primarily attributable to an increase of 1,552 mu (103 hectares) in our acreage of unharvested crops from April 1, 2010 to March 31, 2011 as well as a larger volume of solanaceous crops on the land as of March 31, 2011 as compared to that of March 31, 2010 due to increased greenhouse coverage.

In comparison, the net impact of biological assets fair value adjustment for the year ended March 31, 2010 was a gain of RMB17.0 million.

Packing Expenses. Our packing expenses increased by RMB9.9 million, or 54.5%, from RMB18.3 million in the fiscal year ended March 31, 2010 to RMB28.2 million in the fiscal year ended March 31, 2011, primarily as a result of an RMB9.5 million increase in expenses incurred in connection with packing materials used. The increase in packing material consumed was primarily due to (1) our effort to enhance our brand awareness, (2) better packing used to enhance the selling price, and (3) more long-distance transportation.

Land Preparation Costs. Our land preparation costs increased by RMB8.4 million, or 67.3%, from RMB12.4 million in the fiscal year ended March 31, 2010 to RMB20.8 million in the fiscal year ended March 31, 2011. The increase was primarily due to (1) an increase in the number of plantation cycles which resulted in more land resting time in between rotation cycles, (2) an increase in greenhouse coverage, which increased the unit land preparation cost during the same period of rotation, and (3) an increase in average newly acquired lands under construction or reserved for future development.

Other Income. Our other income decreased by 80.2% from RMB626,000 in the fiscal year ended March 31, 2010 to RMB124,000 in the fiscal year ended March 31, 2011. This decrease was primarily due to the fact that other income in the year ended March 31, 2010 was primarily derived from a gain on the disposal of certain subsidiaries for the amount of RMB541,000.

Research and Development Expenses. Our research and development expenses increased by RMB779,000, or 11.9%, from RMB6.5 million in the fiscal year ended March 31, 2010 to RMB7.3 million in the fiscal year ended March 31, 2011, primarily due to (1) an increase of RMB1.4 million in direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials, and (2) an increase of RMB0.4 in salaries and related expenses for research and development personnel, partially offset by a decrease of RMB1.2 million in research and development expenses related to a tomato cultivation project.

Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB6.7 million, or 37.0%, from RMB18.2 million in the fiscal year ended March 31, 2010 to RMB24.9 million in the fiscal year ended March 31, 2011. This increase was primarily due to an increase in transportation expenses of RMB6.2 million in line with the increase in our revenue and more long-distance transportation.

Administrative Expenses. Our administrative expenses increased by RMB43.9 million, or 175.3%, from RMB25.1 million in the fiscal year ended March 31, 2010 to RMB69.0 million in the fiscal year ended March 31, 2011. This increase was primarily due to (1) the incurrence of initial public offering expenses amounting to RMB20.3 million, including regulatory fees, legal, accounting and other professional advisors’ fees, and printing costs, and (2) an increase of RMB15.9 million in non-cash share-based compensation expenses relating to our option grants.

Other Expenses. Our other expenses increased by RMB2.7 million, or 78.3%, from RMB3.4 million in the fiscal year ended March 31, 2010 to RMB6.1 million in the fiscal year ended March 31, 2011. This increase was primarily due to an increase of RMB2.0 million for the disposal of property, plant and equipment, including bamboo greenhouses which have been replaced with steel and concrete greenhouses.

Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 21.1% from RMB111.7 million in the fiscal year ended March 31, 2010 to RMB135.2 million in the fiscal year ended March 31, 2011.

Net Finance Income/(Costs). We had a net finance cost of RMB0.6 million in the fiscal year ended March 31, 2010, compared to a net finance cost of RMB1.8 million in the fiscal year ended March 31, 2011, primarily due to an increase in interest expense of RMB4.6 million, which was partially offset by an increase in net foreign exchange gain of RMB2.8 million incurred in the fiscal year ended March 31, 2011 arising from intercompany balances.

Income Tax Expense. Our income tax expense decreased from RMB890,000 in the fiscal year ended March 31, 2010 to RMB101,000 in the fiscal year ended March 31, 2011. This decrease was primarily due to the decrease in our withholding tax incurred in the fiscal year ended March 31, 2011 in connection with capital gains and the distribution of earnings by the PRC subsidiaries to our offshore holding company.

Profit for the Year. As a result of the foregoing, our profit for the year increased by RMB23.2 million, or 21.0%, from RMB110.2 million in the fiscal year ended March 31, 2010 to RMB133.4 million in the fiscal year ended March 31, 2011.

B. Liquidity and Capital Resources

We have financed our business primarily through cash generated from our operations, sale of preferred shares, borrowings from institutional lenders and proceeds from initial public offering. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Private Placements.” Our cash consists of cash on hand and cash at banks, which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks. As of March 31, 2012, we had RMB520.5 million ($82.6 million) in cash. We generally deposit our excess cash in interest bearing bank accounts.

As of March 31, 2012, we had a RMB75.9 million ($12.0 million) outstanding long-term bank loan bearing an interest rate of 13.14% per annum, which was drawn down under a loan agreement that we entered into with DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, or DEG, for a principal amount of $18.0 million on November 10, 2009. The loan was obtained to fund the construction and improvement of our greenhouses and other agricultural facilities prior to our initial public offering that was completed in November 2010. The loan is repayable in equal semi-annual installments of approximately $2.3 million from May 15, 2013 to November 15, 2016. The loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year from the date of the first disbursement of the loan to the interest conversion date, which is defined as (i) the date on which the loan principal is fully disbursed or (ii) if the loan has not been fully disbursed by December 30, 2010, the date on which DEG suspends or terminates our right to draw down on the undrawn portion of the loan principal. From the interest conversion date to May 14, 2013, the loan bears a fixed interest rate of 13.14% per annum based on a base rate plus 12% per year. From May 15, 2013 to November 14, 2016, the loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year. Mr. Shing Yung Ma provided an amended and restated share retention letter to the effect that he will not, and he will procure that Grow Grand Limited, his wholly owned entity, and Le Gaga will not, sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him directly and/or indirectly through Grow Grand Limited and Le Gaga to fall below 509,770 shares without DEG’s consent.

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

As of March 31, 2012, we also had an RMB10.0 million outstanding short-term bank loan bearing an interest rate of 6.888% per annum under a loan agreement that we entered into with Bank of China, Quanzhou Branch, for a facility of RMB40.0 million secured by a personal guarantee given by Mr. Shing Yung Ma and a corporate guarantee given by one of our subsidiaries.

Cash Flows and Working Capital

The following table shows our cash flow with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(In thousands)
Net cash generated from operating activities	117,601	129,459	286,649	45,518
Net cash used in investing activities	(160,365)	(260,251)	(337,121)	(53,533)
Net cash generated from/(used in) financing activities	74,234	603,515	(13,545)	(2,151)
Net increase/(decrease) in cash	31,470	472,723	(64,017)	(10,165)
Cash at the beginning of the year	107,939	139,207	598,722	95,073
Cash at the end of the year	139,207	598,722	520,475	82,648

Operating Activities

Net cash generated from operating activities increased by RMB157.1 million, or 121.4%, from RMB129.5 million in the fiscal year ended March 31, 2011 to RMB286.6 million ($45.5 million) in the fiscal year ended March 31, 2012. This increase in operating cash flow was the result of a RMB112.6 million increase in our revenue, with a RMB30.9 million positive effect from trade receivables balances. Our operating cash inflow was further increased by a RMB13.6 million decrease in cash paid for our cost of revenue and operating expenses. The decrease of RMB13.6 million in cash payments was primarily due to the increase in cost of inventories in line with our increase of revenue and business expansion, but was offset by (1) spending on land sanitation of RMB27.3 million and (2) the portion of initial public offering expenditure of RMB20.3 million recognized in the income statements in the fiscal year ended March 31, 2011.

Net cash generated from operating activities increased by RMB11.9 million, or 10.1%, from RMB117.6 million in the fiscal year ended March 31, 2010 to RMB129.5 million in the fiscal year ended March 31, 2011. This increase in operating cash flow was the result of a RMB126.3 million increase in our revenue, partially offset by a RMB12.5 million negative effect from trade receivables balances. The increase in our operating cash inflow was partially offset by a RMB101.9 million increase in cash paid for our cost of revenue and operating expenses. The increase of RMB101.9 million in cash payments was primarily due to (1) the increase in cost of inventories used in line with our increase of revenue, (2) the portion of initial public offering expenditure recognized in the income statements, (3) the increase in land sanitation, biological pest control, as well as environmental protection projects, and (4) the increase in other operating costs in line with our business expansion.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2012 was RMB337.1 million ($53.5 million), due primarily to the cash outflows for (1) payment for construction in progress of RMB339.0 million ($53.8 million), which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB210.6 million ($33.4 million), (b) the construction of irrigation systems and other infrastructure in the amount of RMB64.1 million ($10.2 million) and (c) land improvements in the amount of RMB55.4 million ($8.8 million), (2) payment for the purchase of property, plant and equipment of RMB6.8 million ($1.1 million) in connection with our operation expansion, and (3) plantation of non-current biological assets of RMB1.7 million ($263,000).

Net cash used in investing activities in the fiscal year ended March 31, 2011 was RMB260.3 million, due primarily to the cash outflows for (1) payment for construction in progress of RMB262.7 million, which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB161.0 million, (b) land improvements in the amount of RMB39.4 million, and (c) agricultural infrastructure in the amount of RMB59.4 million, (2) payment for the purchase of property, plant and equipment of RMB9.5 million in connection with our operation expansion, of which RMB7.5 million was expended to purchase seedling tray and other tools used in production and operations, and (3) plantation of non-current biological assets of RMB1.7 million. These cash outflows were partially offset by our receipt of proceeds of RMB13.4 million from disposal of property, plant and equipment.

Financing Activities

Net cash used in financing activities in the fiscal year ended March 31, 2012 was RMB13.5 million ($2.2 million), primarily due to (1) interest payment of RMB10.5 million ($1.7 million), (2) payment for repurchase of shares of RMB10.2 million ($1.6 million), and (3) repayment of a PRC bank loan of RMB6.0 million ($953,000). These cash outflows were partly offset by proceeds from (1) a new PRC loan of RMB10.0 million ($1.6 million) and (2) exercise of share options of RMB3.2 million ($502,000).

Net cash generated from financing activities in the fiscal year ended March 31, 2011 was RMB603.5 million, primarily due to (1) net proceeds of RMB534.9 million from the issuance of ordinary shares, (2) proceeds of RMB53.6 million from bank loans, (3) RMB22.2 million net proceeds from the exercise of share options. These cash inflows were partly offset by payment of interest of RMB5.8 million and RMB1.4 million repayment of municipal government loan.

Capital Expenditures

We had capital expenditures of RMB169.9 million, RMB285.8 million and RMB335.5 million ($53.3 million) for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Our capital expenditures were made primarily for the construction of our production facilities, farmland infrastructure and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. In fiscal year 2013, we expect to incur capital expenditures of approximately RMB380 million ($60.3 million). We expect our capital expenditures in fiscal year 2013 to primarily consist of the construction of our production facilities, farmland infrastructure and the purchases of property, plant and equipment. We expect to fund these capital expenditures from cash on hand as well as operating cash inflow.

Recent Accounting Pronouncements

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets effective for periods beginning on or after July 1, 2011.

•	Amendments to IAS 12, Income taxes – Deferred tax: Recovery of underlying assets effective for periods beginning on or after January 1, 2012.

•	Amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income effective for periods beginning on or after July 1, 2012.

•	IFRS 10, Consolidated financial statements effective for periods beginning on or after January 1, 2013.

•	IFRS 12, Disclosure of interests in other entities effective for periods beginning on or after January 1, 2013.

•	IFRS 13, Fair value measurement effective for periods beginning on or after January 1, 2013.

•	IFRS 9, Financial instruments effective for periods beginning on or after January 1, 2015.

We are in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far we have concluded that the adoption of these amendments is unlikely to have a significant impact on our results of operations and financial position.

C. Research and Development

We place a strong emphasis on research and development to improve our productivity and profitability. Our research and development efforts focus on developing more effective crop cultivation techniques, improving product quality, testing new vegetable varieties, increasing production yield and revenue per mu. As of March 31, 2012, our in-house research and development team consists of 96 research professionals and staff, eight of which have advanced degrees. Production on each of our farms is supervised by a horticultural technician who usually possesses at least ten years of experience in agriculture.

Each year we test grow many varieties of seeds, including superior varieties supplied by leading international seed companies, to identify five to eight varieties with superior quality and yield for production. We have leased a parcel of forestland with an aggregate area of 1,150 mu (77 hectares) in Fuzhou to test grow new varieties of fruits.

We study the different nutrient requirements of various vegetables as well as factors affecting soil fertility and fertilizer efficiency in an effort to achieve optimal nutrient supply by managing fertilizer application and mix. We grow seedlings of superior varieties in nursery greenhouses with controlled temperature, moisture, sunlight and soil conditions to produce large volumes of seedlings in an accelerated manner. Our research and development team also uses techniques such as grafting and cuttage to cultivate seedlings in large volumes in soil with rich minerals before growing them in regular farm fields to control costs and produce large volumes of seedlings.

We continually develop our horticultural know-how and carry out research and development of cultivation techniques such as scaffolding, pruning and fruit retention to improve our production yield and efficiency.

We also focus on designing and improving our agricultural facilities and farm equipment. Our research and development personnel are actively involved in the design, planning and improvement of farm facilities, for example, the layout, height, construction materials and ventilation of greenhouses and the irrigation and road systems, to achieve optimal production. Our research and development team maintains cooperative relationship and collaborates closely with research institutions, universities and industry experts.

We have devoted significant resources to research and development. Our research and development expenses were RMB6.5 million, RMB7.3 million and RMB9.1 million ($1.4 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, representing 2.3%, 1.8% and 1.8% of our net revenue in those respective periods.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2011 to March 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of March 31, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations	(RMB in thousands)
Debt obligations (including interest)	111,568	20,659	70,581	20,328	—
Operating lease obligations	204,487	14,479	28,730	27,603	133,675
Purchase obligations	126,998	126,998	—	—	—

Total	443,053	162,136	99,311	47,931	133,675

Our operating lease obligations consisted of our obligations under lease agreements with lessors of our farmland. Our purchase obligations relate to construction contracts in respect of greenhouses, infrastructure and irrigation systems that we entered into with respective sub-contractors.

G. Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations and views of future events. The words “may,” “could,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “future,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•

our anticipated growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability;

•	our future business development, results of operations and financial condition;

•	weather conditions that affect the production, harvest, transportation, storage and trade of fresh produce;

•	trends and competition in the fresh vegetable market;

•	future changes in laws or regulations affecting our business; and

•	changes in general economic and business conditions in China.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position/Title
Shing Yung Ma	47	Chairman of the board and chief executive officer
Na Lai Chiu	57	Vice chairman of the board
Jin Li	45	Director
Neil Nanpeng Shen	44	Director
Gordon Xiaogang Wang	48	Director
Chung Bong Pang	36	Director
Li-Lan Cheng	47	Director
Yaping Si	59	Director
Auke Cnossen	39	Chief financial officer
Hang Chen	43	Vice president of operations
Dan Ma	29	Production base development director

Shing Yung Ma is the founder of our company and has served as our chairman and chief executive officer since our inception. Mr. Ma has over 14 years of managerial and operational experience in the vegetable cultivation industry. From 1999 to 2003, he served as the vice president of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of operations and sales. Prior to that, he was the general manager of Fujian Chaoda Green Agriculture Ltd. Co from 1997 to 1999. From 1991 to 1997, Mr. Ma was the vice president of Fujian Guangyuan Logistics Ltd. Co., a China-based logistics company. Prior to his career in the agricultural industry, he worked as an instructor in Fujian Normal College from 1987 to 1991. Mr. Ma received his college diploma from Fujian Normal College in 1987 where he majored in Chinese literature.

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

Neil Nanpeng Shen has been our director since 2006 and was appointed by Sequoia following our series A financing. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of China Nuokang Bio-Pharmaceutical Inc., a NASDAQ-listed biopharmaceutical company in China, a director of Qihoo 360, a NASDAQ-listed search solution provider in China, a director of Mecox Lane, a NASDAQ-listed mail order company in China, and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and his master’s degree from the School of Management at Yale University in 1992.

Gordon Xiaogang Wang has been our director since October 2010. Mr. Wang has over 15 years of experience in corporate finance and strategic business development. From April 2010 to present, Mr. Wang is a partner of Boardroom Advisors Co., Limited, a company focusing on advising China-based companies on corporate finance and strategic matters. He served as the chief financial officer of Acorn International, Inc., a China-based marketing company listed on the New York Stock Exchange, from September 2005 to March 2010. Mr. Wang served as the chief financial officer and executive vice president of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Mr. Wang also served as the director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received his bachelor’s degree in mechanical engineering from Tianjin University in 1985, his master’s degree in computer-aided engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.

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

Li-Lan Cheng has been our director since October 2010. He has been the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since April 2012 and served as its chief financial officer from November 2006 to April 2012. He is also an independent director of Country Style Cooking Restaurant Chain Co. Ltd., a quick service restaurant chain listed on the New York Stock Exchange. Prior to joining E-House (China) Holdings Limited, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, China’s leading real estate Internet company. He was a partner at China Real Estate Investment and Management Co., Ltd. from 2004 to 2005. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia from 1997-2002. Mr. Cheng received his bachelor’s degree in economics from Swarthmore College and his Ph.D. degree in economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Yaping Si has been our director since August 2011. She has over 30 years of experience in agriculture and vegetable cultivation research. Ms. Si currently serves as the director of the Facility Horticulture Branch of the Chinese Society of Horticultural Science and the director of the Beijing Vegetable Institute. From 1979 to 2007, she worked in the National Engineering Research Centre for Vegetables, focusing on vegetable breeding and modern vegetable cultivation techniques. While at the National Engineering Research Centre for Vegetables, she headed its Vegetable Cultivation Research Laboratory. Ms. Si has hosted and participated in a number of research projects commissioned by the Ministry of Science and Technology, the Ministry of Agriculture, Animal Husbandry and Fishery, the Beijing Municipal Commission of Science and Technology, and the Beijing Municipal Commission of Rural Affairs, and won a number of awards for her work. Ms. Si graduated from the Biology Department of Peking University with a bachelor’s degree in plant physiology and biochemistry in 1978.

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

In the fiscal year ended March 31, 2012, the total compensation we paid to our executive officers and directors was approximately RMB20.5 million ($3.3 million), including share-based compensation in the amount of approximately RMB16.3 million ($2.6 million). See “— Share Incentive Plans” below for information regarding share options that we granted to our executive officers and directors. In the fiscal year ended March 31, 2012, we paid RMB39,000 ($6,000) for pension, retirement or similar benefits for our executives officers and directors.

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

Exercise price and term of awards

The exercise price per share of options granted under the 2010 plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed 10 years. However in the case where our incentive option is granted to an individual who, at the date of grant, owns more than ten percent of the total voting power of all classes of our shares, the price granted shall not be less than 110% of the fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

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

As of June 30, 2012, we have granted options to purchase a total of 196,265,000 ordinary shares to our directors and executive officers with exercise prices of $0.0729 per share, $0.0757 per share, $0.08 per share or $0.143 per share under our share incentive plans, including options which had been exercised to purchase 44,128,000 ordinary shares.

C. Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest and has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertakings, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

Our board of directors established an audit committee and a compensation committee in October 2010 and a nominating and corporate governance committee in August 2011.

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

For the fiscal year ended March 31, 2012, our audit committee held four meetings.

Compensation Committee

Our compensation committee consists of Mr. Neil Nanpeng Shen and Mr. Gordon Xiaogang Wang, and is chaired by Mr. Shen. Messrs. Shen and Wang satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

For the fiscal year ended March 31, 2012, our compensation committee held one meeting.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Neil Nanpeng Shen and Ms. Yaping Si. Mr. Shen and Ms. Si satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Our nominating and corporate governance committee assists the board in discharging the board’s responsibilities regarding:

•

identification and recommendation to the board of qualified director nominees to be elected at the next annual meeting of shareholders (or special meeting of shareholders at which directors are to be elected);

•	identification and recommendation to the board for selection, of qualified candidates to fill any vacancies on the board;

•	annual review of the composition of the board in light of the characteristics of independence, qualification, experience and availability of the board members;

•	monitoring compliance of corporate governance guidelines and principles applicable to us;

•	oversight of the evaluation of the board; and

•

monitoring of compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

For the fiscal year ended March 31, 2012, our nominating and corporate governance committee held one meeting.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance and transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Each of our directors holds office until the expiration of his term and until his successor has been duly elected and qualified. A director may be removed by a special resolution of our shareholders or by our board of directors. Pursuant to our amended and restated memorandum and articles of association, one-third of our directors are required to retire at each annual general meeting of our company, but shall be eligible for re-election at such meeting. In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind or dies, (iii) resigns by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive meetings of our board and our board resolves that his office be vacated.

D. Employees

We had 260, 304 and 262 employees as of March 31, 2010, 2011 and 2012 respectively. The following table sets forth the number of our employees by function as of March 31, 2012:

Number of Employees
Administrative	34
Accounting and finance	59
Sales and marketing	32
Research and development	96
Others	41

Total	262

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of June 30, 2012, 2,281,430,300 of our ordinary shares were issued and outstanding, after deducting (1) 19,351,850 of ordinary shares repurchased and (2) 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans. Beneficial ownership is determined in accordance with Rule 13d-3(d)(1) under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of June 30, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned	%
Directors and Executive Officers:
Shing Yung Ma(1)	714,990,001	30.96
Na Lai Chiu(2)	111,805,000	4.84
Jin Li(3)	*	*
Neil Nanpeng Shen(4)	348,765,000	15.27
Gordon Xiaogang Wang(5)	52,000,000	2.28
Chung Bong Pang	*	*
Li-Lan Cheng	*	*
Yaping Si	—	—
Auke Cnossen	*	*
Hang Chen	*	*
Dan Ma	*	*
All directors and executive officers as a group	1,255,726,668	53.05
Principal Shareholders:
Grow Grand Limited(6)	667,318,001	29.25
Sequoia Capital China I, L.P. and its affiliates(7)	346,465,000	15.19
Alkeon Capital Management, LLC(8)	225,868,950	9.90
SIG China Investments One, Ltd.(9)	136,425,000	5.98

*	Less than 1% of our ordinary shares
(1)	Consists of (i) 667,318,001 ordinary shares held by Grow Grand Limited, (ii) 20,000,000 ordinary shares held by Mr. Ma, and (iii) 27,672,000 options exercisable within 60 days after June 30, 2012. Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(2)	Consists of (i) 80,638,000 ordinary shares held by Valuetrue Investments Limited, (ii) 3,500,000 ordinary shares held by Ms. Chiu, and (iii) 27,667,000 options exercisable within 60 days after June 30, 2012. Valuetrue Investments Limited, a British Virgin Islands company, is 100% held by Na Lai Chiu. The address of Valuetrue Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Consists of certain ordinary shares held by Kara International Limited and options held by Mr. Li exercisable within 60 days after June 30, 2012. Mr. Li is a director of Kara International Limited.

(4)	Consists of (i) 201,164,000 ordinary shares held by Sequoia Capital China I, L.P., (ii) 23,112,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P., (iii) 31,139,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. (together with Sequoia Capital China I, L.P. and Sequoia Capital China Partners Fund I, L.P., the “SCCI Funds”), (iv) 79,429,000 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,879,000 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P., (vi) 9,742,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “SCGF Funds”), and (vii) 2,300,000 options held by Neil Nanpeng Shen exercisable within 60 days after June 30, 2012. The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The SCGF Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P. (“SCCG Mgt”). The SCCI Funds’ general partner is Sequoia Capital China Management I, L.P. (“SCCI Mgt”). The general partner for both SCCG Mgt and SCCI Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I, L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(5)	Consists of (i) 50,000,000 ordinary shares held by Win Seasons Holdings Limited and (ii) 2,000,000 options exercisable within 60 days after June 30, 2012. Win Seasons Holdings Limited is a Hong Kong company 100% held by Gordon Xiaogang Wang. The registered address of Win Seasons Holdings Limited is Room 2701, 27/F, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.
(6)	Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Consists of (i) 201,164,000 ordinary shares held by Sequoia Capital China I, L.P., (ii) 23,112,000 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 31,139,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P., (iv) 79,429,000 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,879,000 ordinary shares held by Sequoia Capital China Growth Partners Fund I., L.P., and (vi) 9,742,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P. The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The SCGF Funds’ general partner is SCCG Mgt. The SCCI Funds’ general partner is SCCI Mgt. The general partner for both SCCG Mgt and SCCI Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I, L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(8)	According to the Form 13F filed with the SEC on May 15, 2012 by Alkeon Capital Management, LLC (“Alkeon”), consists of 4,517,379 ADSs, representing 225,868,950 ordinary shares. Of the 4,517,379 ADSs, Alkeon could exercise sole investment discretion with respect to 1,915,740 ADSs, representing 95,787,000 ordinary shares, and shared investment discretion with Oppenheimer Asset Management Inc. with respect to 2,601,639 ADSs, representing 130,081,950 ordinary shares. The business address of Alkeon is 350 Madison Avenue, 9th Floor, New York, NY10017, United States of America.
(9)	Consists of 136,425,000 ordinary shares held by SIG China Investments One, Ltd (SIG). SIG Asia Investment, LLL.P., the investment manager of SIG has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLL.P., may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The address of SIG China Investments One, Ltd is One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, British West Indies.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, was our only U.S. record holder, holding 686,841,250 ordinary shares, or approximately 30.11% of our 2,281,430,300 issued and outstanding shares as of June 30, 2012.

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

A. Major Shareholders

Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Mr. Shing Yung Ma, our chairman and chief executive officer, and Mr. Ming Ho Lui, a former director of China Linong, made advances to the company in the aggregate amount of RMB141,000 in the fiscal year ended March 31, 2009 for our working capital requirement. The amounts due to Mr. Ma and Mr. Lui are unsecured, interest free and repayable on demand, representing the advances made by them to us since our inception. In September 2010, the amount due to Mr. Shing Yung Ma was fully repaid by us. Additionally, since our inception, we have made advances to Mr. Lui for business-related expenses. In September 2010, the amount due from Mr. Ming Ho Lui was fully repaid by Mr. Lui.

In the fiscal year ended March 31, 2010, we sold Land V. Limited (Tianjin) to New Oriental Group Limited for RMB6.0 million. The consideration was satisfied by a waiver of amounts due to these disposed subsidiaries by other entities within our group.

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

On April 10, 2008, PreIPO Capital transferred all its interest in China Linong’s series B preferred shares to its affiliate, Made In China Ltd. As a result of the transfer, Made In China Ltd. replaced PreIPO Capital as the holder of series B preferred shares and held 27,420,000 series B preferred shares. All of Made in China Ltd’s series B preferred shares were converted into ordinary shares on a one-to-one basis upon the completion of our initial public offering. In June 2011, Made In China Ltd. deposited all their ordinary shares with Citibank, N.A., the depositary of our ADS program.

On July 18, 2008, Sequoia China Growth Fund sold all its interest in China Linong’s series B preferred shares to its affiliates, Sequoia Capital China Growth Partners Fund I, L.P., or Sequoia China Growth Partner Fund, and Sequoia Capital China GF Principals Fund I, L.P., or Sequoia China GF Principals Fund, for a consideration of $701,860. As a result of the sale, Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund each held 1,554,000 and 8,070,000 of our series B preferred shares, respectively.

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

Our board of directors has complete discretion on whether to declare and pay dividends. Our shareholders may by ordinary resolution declare dividends or distributions, but no dividend or distribution may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay such dividends as are attributable to the shares represented by our ADSs to the depositary, which shall in turn pay such dividends to our ADS holders, upon and subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Sales Price
	High	Low
Annual High and Low
2010 (from October 29, 2010)	11.39	6.91
2011	10.00	3.47
Quarterly High and Low
Fourth Quarter 2010 (from October 29, 2010)	11.39	6.91
First Quarter 2011	10.00	7.18
Second Quarter 2011	9.19	5.38
Third Quarter 2011	7.85	4.64
Fourth Quarter 2011	5.66	3.47
First Quarter 2012	6.00	3.60
Second Quarter 2012	5.28	3.64
Third Quarter 2012 (through July 19, 2012)	4.94	3.53
Monthly High and Low
January 2012	4.55	3.60
February 2012	6.00	3.99
March 2012	5.35	4.21
April 2012	5.08	4.28
May 2012	5.28	4.67
June 2012	5.16	3.64
July 2012 (through July 19, 2012)	4.94	3.53

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision), as the same may be amended from time to time, of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association.

Registered Office and Objects

The Registered Office of our company is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any one or more or our shareholders present in person or by proxy who together hold not less than 10% of the paid up voting share capital of our company.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third in par value of our voting share capital. Advance notice of at least 21 clear calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to our ordinary shares cast in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) the shares transferred are free of any lien in favor of us.

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

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board, before the issue of such shares. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders or the manner of purchase is in accordance with our amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption of repurchase, or out of capital if our company shall, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Company Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”

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

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — C. Regulation —Foreign Currency Exchange” and “—Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, starting from this annual report, we are required to file annually a Form 20-F no later than four months after the end of each fiscal year, which is July 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, farmland leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding borrowings and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. As of March 31, 2012, we had an RMB75.9 million ($12.0 million) outstanding long-term bank loan bearing an interest rate of 13.14% per annum, which was drawn down under a loan agreement that we entered into with DEG. The loan bears a fixed interest rate of DEG base rate plus 12% per annum from December 30, 2010, the interest conversion date, to May 14, 2013. From May 15, 2013 to November 14, 2014, the loan bears a floating interest rate equal to the six month U.S. dollar LIBOR plus 12% per year. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The functional currency of our PRC subsidiaries is RMB, while the functional currency of our company and our subsidiaries outside of mainland China are U.S. dollars and Hong Kong dollars. We have adopted RMB as our presentation currency. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuance of preferred shares through private placements, as well as intra-group purchases by our subsidiaries outside of mainland China that are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and March 30, 2012, the RMB appreciated by approximately 31.4% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies.

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

	Year Ended March 31,
	2010		2011		2012
	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax
		RMB’000		RMB’000		RMB’000
Renminbi(1)	5%	2,128	5%	7,421	5%	5,222
	(5)%	(2,128)	(5)%	(7,421)	(5)%	(5,222)
Hong Kong Dollars(2)	5%	(948)	5%	(928)	5%	(865)
	(5)%	948	(5)%	928	(5)%	865
U.S. Dollars(2)	5%	865	5%	(1,258)	5%	(1,114)
	(5)%	(865)	(5)%	1,258	(5)%	1,114

(1)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.

(2)	Arising from our subsidiaries whose functional currency is RMB.

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

Credit Risk

Our credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 60 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, we do not obtain collateral from customers. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. As of March 31, 2012, we had certain concentrations of credit risk as 5.1% and 13.0% of the total trade and other receivables were due from the largest customer and the five largest customers, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. We do not provide any guarantee which would expose us to credit risk.

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

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the Depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time. For the fiscal year ended March 31, 2012, we received reimbursement payment of $770,000 from Citibank, N.A., net of the withholding tax.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

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

The total expenses incurred for our company’s account in connection with our initial public offering were approximately $10.5 million, including underwriting discounts and commissions of approximately $6.2 million, SEC registration fees of $12,148, FINRA filing fees of $12,378, NASDAQ Global Select Market listing fees of $125,025, printing expenses of approximately $470,000, legal fees of approximately $1.6 million, audit and audit-related fees of approximately $711,000, other professional fees of approximately $916,000 and roadshow costs and expenses of approximately $511,000. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

From October 29, 2010, the effective date of our registration statement on Form F-1 in connection with our initial public offering, to March 31, 2012, we used $42 million of the net proceeds from our initial public offering for the investment of our new farmlands in Fujian province.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by COSO.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of March 31, 2012, as stated in its report, which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Le Gaga Holdings Limited:

We have audited Le Gaga Holdings Limited’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Le Gaga Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Le Gaga Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2010, 2011 and 2012, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated July 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

July 20, 2012

Changes in Internal Controls

We have previously disclosed in our Form 20-F for the year ended March 31, 2011 that we and our independent registered public accounting firm identified a significant deficiency in our internal control over financial reporting. The significant deficiency identified related to insufficient formal anti-fraud control program. A number of remedial actions have been taken by us to address the significant deficiency, including,

•	establishing a business code of conduct as a guidance for proper business behavior;

•	establishing a whistleblower mechanism as a way to identify any improper business behavior;

•	setting up policies and guidance and conducting training regarding business gifts and entertainment; and

•	improving our authorization matrix and strengthening our sales and purchase controls and procedures.

As of March 31, 2012, we have concluded that the significant deficiency stated in Form 20-F for the year ended March 31, 2011 has been remediated.

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above includes descriptions of the material actual changes to our internal control over financial reporting in the fiscal year ended March 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. Gordon Xiaogang Wang, Mr. Chung Bong Pang and Mr. Li-Lan Cheng qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F. Messrs. Wang, Pang and Cheng satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We are filing herewith as Exhibit 11.1 our code of business conduct and ethics, as amended, originally filed as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-169839) filed with the Securities and Exchange Commission on October 15, 2010 and posted a copy of our code of business conduct and ethics on our website at www.legaga.com.hk. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(in thousands)
Audit fees(1)	2,210	4,227	4,604	731

Audit-related fees(2)	—	4,726	—	—

Tax fees(3)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with our initial public offering in 2010.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ADSs by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended March 31, 2012:

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS	Approximate Dollar Value of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
September 2011	9,494	$5.40	$51,268	$9,948,732
October 2011	131,280	$4.21	$552,266	$9,396,466
November 2011	141,801	$4.57	$647,724	$8,748,742
December 2011	104,462	$3.71	$387,080	$8,361,662
January 2012	—	—	—	$8,361,662
February 2012	—	—	—	$8,361,662
March 2012	—	—	—	$8,361,662

(1)	Purchased through open market transactions.
(2)	In September 2011, our board of directors approved a securities repurchase plan (the “2011 Plan”). Under the 2011 Plan, we were authorized but not obligated to repurchase up to US$10 million of our ADSs, pursuant to Rules 10b5-1(c) and 10b-18 under the Exchange Act. The 2011 Plan expired on March 26, 2011.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the NASDAQ Stock Market.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item  18.

Item 18. Financial Statements

The consolidated financial statements of Le Gaga Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.1	Series A Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., and the then PRC Subsidiaries (as defined therein) dated April 12, 2006 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.2	Series A1 Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Grow Grand Limited, Honeycomb Assets Management Limited, and the then PRC Subsidiaries (as defined therein) dated February 14, 2007 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.3	Series B Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China Growth Fund I, L.P., SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., PreIPO Capital Partners Limited, and the then PRC Subsidiaries (as defined therein) dated March 21, 2008 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.4	Series B1 Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Grow Grand Limited, Magnetic Star Holdings Limited, Honeycomb Assets Management Limited, Valuetrue Investments Limited, Chic Holdings Limited, Lu Rong, SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Made In China Ltd., and the then PRC Subsidiaries (as defined therein) dated December 22, 2009 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

Exhibit Number	Description of Document

4.5	Share Purchase Agreement relating to series B preferred shares between PreIPO Capital Partners Limited and Made In China Ltd dated April 10, 2008 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 15, 2010)

4.6	Share Purchase Agreement relating to series B preferred shares by and among Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., dated July 18, 2008 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.7	Accession Agreement relating to series B preferred shares by and among all parties of series B Shareholders Agreement, Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., and Made In China Ltd dated July 22, 2008 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.8	Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Chic Holdings Limited dated January 18, 2010 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.9	Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Lu Rong dated January 18, 2010(incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.10	Share Purchase Agreement relating to series B1 preferred shares by and among Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P. dated January 19, 2010 (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.11	Shareholders Agreement by and among the Registrant, China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, holders of ordinary shares, holders of series A preferred shares, holders of series A1 preferred shares, holders of series B preferred shares, holders of series B1 preferred shares and the PRC subsidiaries dated July 16, 2010 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.12	Loan Agreement entered into between DEG — Deutsche Investitions- und Entwicklungsgesellschaft Mbh and China Linong International Limited dated November 10, 2009 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.13	Amended and Restated Share Retention Letter dated April 6, 2011 from Shing Yung Ma to DEG — Deutsche Investitions- und Entwicklungsgesellschaft Mbh, agreed on May 3, 2011 (incorporated by reference to Exhibit 10.13 of our Annual Report on Form 20-F (file No. 001-34923), as amended, initially filed with the Securities and Exchange Commission on July 15, 2011)

4.14	Share Retention Letter dated October 22, 2009 from Shing Yung Ma to DEG — Deutsche Investitions- und Entwicklungsgesellschaft Mbh, agreed on November 10, 2009 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.15	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.16	2009 Share Incentive Plan (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.17	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

Exhibit Number	Description of Document

4.18	Form of Employment Agreement (incorporated by reference to Exhibit 10.17 of our Registration Statement on
Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.19	English translation of Land Lease Contract between Agricultural Development Office of Guyuan County, Hebei Province and Land V. Ltd (Zhangjiakou) dated November 1, 2006 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.20	English translation of Land Sub-Lease Contract between Cai Yingguo and Land V. Ltd (Fujian) dated June 14, 2005 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.22	English translation of Technology Development Contract between China Linong International Limited and Beijing Research Center for Information Technology in Agriculture dated August 5, 2010 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.23*	English translation of form master lease agreement for certain leases executed in the fiscal year ended March 21, 2012

4.24*	English translation of form master lease agreement for certain lease executed in the fiscal year ended March 21, 2012

8.1*	List of Subsidiaries as of June 30, 2012

11.1*	Code of Business Conduct and Ethics of the Registrant, as amended, originally filed as Exhibit 99.1 with the Securities and Exchange Commission on October 15, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Trend Associates

15.2*	Consent of KPMG, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Le Gaga Holdings Limited

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Chairman and Chief Executive Officer

Date: July 20, 2012

LE GAGA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Le Gaga Holdings Limited:

We have audited the accompanying consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2010, 2011 and 2012, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended March 31, 2012, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Le Gaga Holdings Limited and subsidiaries as of March 31, 2010, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Le Gaga Holdings Limited’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

July 20, 2012

Le Gaga Holdings Limited

Consolidated income statements

for the years ended March 31, 2010, 2011 and 2012

(Expressed in Renminbi)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Revenue	4	280,512	406,772	519,399
Cost of inventories sold	17(b)	(238,277)	(357,211)	(455,380)
Changes in fair value less costs to sell related to:
- Crops harvested during the year		119,009	186,183	226,037
- Growing crops on the farmland at the year end		33,734	55,713	60,890
Total changes in fair value less costs to sell of biological assets	16(a)	152,743	241,896	286,927
Packing expenses		(18,281)	(28,248)	(33,405)
Land preparation costs	7(c)	(12,434)	(20,800)	(37,593)
Other income	5	626	124	3,330
Research and development expenses		(6,519)	(7,298)	(9,091)
Selling and distribution expenses		(18,207)	(24,949)	(32,120)
Administrative expenses		(25,059)	(68,978)	(58,519)
Impairment losses on property, plant and equipment and prepayments		—	—	(14,823)
Other expenses	5	(3,404)	(6,070)	(2,551)

Results from operating activities		111,700	135,238	166,174

Finance income		101	2,881	11,838
Finance costs		(709)	(4,643)	(10,781)

Net finance (costs)/income	6	(608)	(1,762)	1,057

Profit before taxation	7	111,092	133,476	167,231
Income tax expense	8(a)	(890)	(101)	(4,415)

Profit for the year		110,202	133,375	162,816

Earnings per ordinary/preferred share (in RMB cents)	9
Basic		6.52	6.68	7.12

Diluted		6.43	6.46	6.91

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited

Consolidated statements of comprehensive income

for the years ended March 31, 2010, 2011 and 2012

(Expressed in Renminbi)

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Profit for the year	110,202	133,375	162,816

Other comprehensive income for the year (net of nil income tax)

Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”)—mainland	(713)	(12,486)	(23,535)
Reclassification adjustment for release of exchange reserve upon disposal of subsidiaries/deregistration of a subsidiary	(541)	—	2,969

Total comprehensive income for the year	108,948	120,889	142,250

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited

Consolidated balance sheets

at March 31, 2010, 2011 and 2012

(Expressed in Renminbi)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Assets

Property, plant and equipment	11	357,862	575,246	693,297
Construction in progress	12	17,402	24,294	52,441
Lease prepayments	13	2,516	2,413	1,263
Long-term deposits and prepayments	14	31,559	56,991	142,754
Biological assets	16	5,186	6,049	7,697
Deferred tax assets	24	—	—	2,060

Total non-current assets		414,525	664,993	899,512

Biological assets	16	45,005	73,662	77,097
Inventories	17	2,938	4,608	11,193
Trade and other receivables	18	36,779	63,000	59,861
Cash	19	139,207	598,722	520,475

Total current assets		223,929	739,992	668,626

Total assets		638,454	1,404,985	1,568,138

Equity	25
Capital		307,689	687,706	692,833
Reserves		272,355	592,041	745,838

Total equity		580,044	1,279,747	1,438,671

Le Gaga Holdings Limited

Consolidated balance sheets

at March 31, 2010, 2011 and 2012 (continued)

(Expressed in Renminbi)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Liabilities

Bank loan	20	34,290	78,835	75,875
Loan from municipal government	21	1,410	—	—

Total non-current liabilities		35,700	78,835	75,875

Bank loan	20	—	6,000	10,000
Trade and other payables	22	18,628	36,321	37,055
Current taxation	24	4,082	4,082	6,537

Total current liabilities		22,710	46,403	53,592

Total liabilities		58,410	125,238	129,467

Total equity and liabilities		638,454	1,404,985	1,568,138

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited

Consolidated statements of changes in equity

for the years ended March 31, 2010, 2011 and 2012

(Expressed in Renminbi)

	Share capital (note 25(a))	Share premium (note 25(b)(i))	Statutory reserve (note 25(b)(iii))	Exchange reserve (note 25(b)(iv))	Capital reserve (note 25(b)(v))	Other reserve (note 25(b)(vi))	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2009	14	267,018	19,043	(1,698)	8,302	28,355	103,632	424,666

Profit for the year	—	—	—	—	—	—	110,202	110,202
Other comprehensive income	—	—	—	(1,254)	—	—	—	(1,254)

Total comprehensive income for the year	—	—	—	(1,254)	—	—	110,202	108,948

Issue of preferred shares, net of issuing expense	1	40,656	—	—	—	—	—	40,657
Equity settled share-based transactions	—	—	—	—	5,773	—	—	5,773
Disposal of a subsidiary	—	—	(304)	—	—	—	304	—
Appropriations	—	—	8,057	—	—	—	(8,057)	—

At March 31, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

Le Gaga Holdings Limited

Consolidated statements of changes in equity

for the years ended March 31, 2010, 2011 and 2012 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings RMB’000	Total RMB’000
	(note 25(a)) RMB’000	(note 25(b)(i)) RMB’000	(note 25(b)(iii)) RMB’000	(note 25(b)(iv)) RMB’000	(note 25(b)(v)) RMB’000	(note 25(b)(vi)) RMB’000
At April 1, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

Profit for the year	—	—	—	—	—	—	133,375	133,375
Other comprehensive income	—	—	—	(12,486)	—	—	—	(12,486)

Total comprehensive income for the year	—	—	—	(12,486)	—	—	133,375	120,889

Arising from the Reorganization	118,762	(307,674)	—	—	—	188,912	—	—
Exercise of share options	5,383	28,655	—	—	(11,793)	—	—	22,245
Equity settled share-based transactions	—	—	—	—	21,678	—	—	21,678
Issue of ordinary shares, net of issuing costs	30,778	504,113	—	—	—	—	—	534,891
Appropriations	—	—	14,473	—	—	—	(14,473)	—

At March 31, 2011	154,938	532,768	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Le Gaga Holdings Limited

Consolidated statements of changes in equity

for the years ended March 31, 2010, 2011 and 2012 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings RMB’000	Total RMB’000
	(note 25(a)) RMB’000	(note 25(b)(i)) RMB’000	(note 25(b)(ii)) RMB’000	(note 25(b)(iii)) RMB’000	(note 25(b)(iv)) RMB’000	(note 25(b)(v)) RMB’000	(note 25(b)(vi)) RMB’000
At April 1, 2011	154,938	532,768	—	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Profit for the year	—	—	—	—	—	—	—	162,816	162,816
Other comprehensive income	—	—	—	—	(20,566)	—	—	—	(20,566)

Total comprehensive income for the year	—	—	—	—	(20,566)	—	—	162,816	142,250

Repurchase of shares	—	—	(10,513)	—	—	—	—	—	(10,513)
Exercise of share options	453	4,674	—	—	—	(1,650)	—	—	3,477
Equity settled share-based transactions	—	—	—	—	—	23,710	—	—	23,710
Disposal of a subsidiary	—	—	—	(3,800)	—	—	—	3,800	—
Appropriations	—	—	—	15,037	—	—	—	(15,037)	—

At March 31, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

See accompanying notes to the consolidated financial statements.

Le Gaga Holdings Limited

Consolidated statements of cash flows

for the years ended March 31, 2010, 2011 and 2012

(Expressed in Renminbi)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Operating activities

Profit before taxation		111,092	133,476	167,231
Adjustments for:
Amortization of lease prepayments		104	103	87
Depreciation		35,057	47,406	65,885
Equity settled share-based transactions		5,773	21,678	23,710
Changes in fair value less costs to sell of biological assets		(152,743)	(241,896)	(286,927)
Interest income		(101)	(254)	(1,310)
Interest expense		—	4,643	10,781
Gain on disposal of subsidiaries	26	(540)	—	(1,309)
Net loss on disposal of property, plant and equipment and lease prepayment		3,142	5,143	2,153
Impairment losses on property plant and equipment and prepayments		—	—	14,823
Foreign exchange gain		(529)	(2,261)	(7,630)

		1,255	(31,962)	(12,506)
Changes in working capital:
Changes in current biological assets due to plantations		(99,854)	(134,070)	(162,201)
Changes in inventories, net of effect of harvested crops transferred to inventories		228,881	346,468	439,116
(Increase)/decrease in trade and other receivables		(8,252)	(35,310)	295
(Increase)/decrease in long-term deposits and prepayments		(10,021)	(21,025)	7,561
Increase in trade and other payables		5,592	5,459	17,265

Cash generated from operations		117,601	129,560	289,530
Income tax paid		—	(101)	(2,881)

Net cash generated from operating activities		117,601	129,459	286,649

Le Gaga Holdings Limited

Consolidated statements of cash flows

for the years ended March 31, 2010, 2011 and 2012 (continued)

(Expressed in Renminbi)

		2010	2011	2012
	Note	RMB’000	RMB’000	RMB’000
Investing activities

Interest received		101	254	1,310
Plantations of non-current biological assets		(624)	(1,692)	(1,656)
Payment for the purchase of property, plant and equipment		(6,122)	(9,520)	(6,797)
Payment for construction in progress		(161,378)	(262,704)	(339,046)
Net cash outflow from disposal of subsidiaries		—	—	3,737
Proceeds from disposal of property, plant and equipment and lease prepayment		7,658	13,411	5,331

Net cash used in investing activities		(160,365)	(260,251)	(337,121)

Le Gaga Holdings Limited

Consolidated statements of cash flows

for the years ended March 31, 2010, 2011 and 2012 (continued)

(Expressed in Renminbi)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Financing activities

Repayment to a director		—	(40)	—
Proceeds from municipal government loan		410	—	—
Repayment of municipal government loan		—	(1,410)	—
Interest paid		(1,133)	(5,803)	(10,521)
Proceeds from bank loans		34,300	53,632	10,000
Repayment of bank loan		—	—	(6,000)
Net proceeds from issue of preferred shares		40,657	—	—
Proceeds received from exercise of share options		—	22,245	3,161
Payment for repurchase of shares		—	—	(10,185)
Net proceeds from issue of ordinary shares, net of issuing costs		—	534,891	—

Net cash generated from/(used in) financing activities		74,234	603,515	(13,545)

Net increase/(decrease) in cash		31,470	472,723	(64,017)

Cash at April 1		107,939	139,207	598,722

Effect of foreign exchange rate changes		(202)	(13,208)	(14,230)

Cash at March 31	19	139,207	598,722	520,475

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

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). IFRSs include International Accounting Standards (“IASs”) and interpretations. The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on July 20, 2012.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(a)	Statement of compliance (continued)

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Information on changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior periods reflected in the accompanying consolidated financial statements is provided in note 2(c).

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

•	biological assets (see note 2(l))

•	derivative financial instruments (see note 2(e))

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 3.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(c)	Changes in accounting policies

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 30).

The impacts of these developments are discussed below:

•	IAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group’s related party disclosures in the current and previous period. IAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. This does not impact the Group because the Group is not a government-related entity.

•	Improvements to IFRSs (2010) omnibus standard introduces a number of amendments to the disclosure requirements in IFRS 7, Financial instruments: Disclosures. The disclosures about the Group’s financial instruments in note 27 have been conformed to the amended disclosure requirements. These amendments do not have any material impact on the classification, recognition and measurements of the amounts recognized in the financial statements in the current and previous periods.

(d)	Subsidiaries

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(e)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(f)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(g)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(k)).

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

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

• Land improvements, buildings and farmland infrastructure	Shorter of the unexpired term of land leases and their estimated useful lives of 3 to 30 years

• Equipment and machinery	3 to 10 years

• Motor vehicles	3 to 10 years

• Furniture, fixtures and computer equipment	5 years

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(h)	Construction in progress

Construction in progress represents property, plant and equipment under construction, and is stated at cost less impairment losses (see note 2(k)). Cost of self-constructed items of property, plant and equipment include the cost of materials, direct labor and an appropriate proportion of production overheads and borrowing costs (see note 2(x)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all of the activities necessary to prepare the asset for its intended use are complete.

No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(i)	Lease prepayments

Lease prepayments represent the cost of land use rights paid to the PRC government authorities. Lease prepayments are carried at cost less accumulated amortization and impairment losses (see note 2(k)). Amortization is charged to profit or loss on a straight-line basis over the respective periods of the rights.

(j)	Leased assets

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Impairment of assets

(i)	Impairment of receivables

Current receivables that are carried at amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, the impairment loss is determined and recognized as follows:

•	For trade and other current receivables carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(k)	Impairment of assets (continued)

(ii)	Impairment of other assets

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

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(l)	Biological assets

Biological assets are living plants managed by the Group on its farmland. Biological assets include vegetables and fruits which are to be harvested as agricultural produce, and tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce. Biological assets with life cycle of one year or less are classified as current biological assets. Biological assets are measured at fair value less costs to sell on initial recognition and at each balance sheet date. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes. The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current market price with reference to the species, growing condition, costs incurred and expected yield of the crops. The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss.

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

(m)	Inventories

Inventories comprising agricultural materials, consumables, packing materials, and agricultural produce and are measured at the lower of cost and net realizable value. The cost of inventories, other than agricultural produce, is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. The cost of agricultural produce transferred from biological assets is its fair value less costs to sell at the point of harvest.

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(n)	Preferred share capital

Preferred share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends on preferred share capital classified as equity are recognized as distributions within equity.

(o)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest rate method, less allowance for impairment of doubtful debts (see note 2(k)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(p)	Interest-bearing borrowings

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

(q)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r)	Employee benefits

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

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes Option Pricing model or the Binomial Option Pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(r)	Employee benefits (continued)

(ii)	Share-based payments (continued)

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

(s)	Income tax

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(s)	Income tax (continued)

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(t)	Provisions and contingent liabilities

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

(u)	Revenue recognition

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(u)	Revenue recognition (continued)

(iii)	Government grants (continued)

During the year ended March 31, 2012, no government grant (2011: RMB95,000; 2010: RMB135,000) that compensated the Group for expenses incurred in research and development activities were deducted from the related expenses, and RMB1,100,000 of government grants (2011: RMB723,000; 2010: RMB592,000) that compensated the Group for the cost of construction of certain buildings and farmland infrastructure were deducted from the carrying amount of the respective construction in progress.

(v)	Translation of foreign currencies

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

(w)	Research and development costs

Research and development costs are recognized as expenses in the period in which they are incurred.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(x)	Borrowing costs

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

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

2	Significant accounting policies (continued)

(y)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies: (continued)

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(z)	Earnings per share

As further described in note 25(a), the Company’s preferred shares were converted into ordinary shares on an one-to-one basis on October 29, 2010 upon the completion of the IPO. For the purpose of calculation of earnings per share for the years ended March 31, 2010 and 2011, the holders of the ordinary shares and preferred shares were considered to have equal rights to receive dividends from the Group’s earnings for periods prior to the conversion.

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

(aa)	Segment reporting

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

3	Accounting estimates and judgements

Notes 23 and 27 contain information about the assumptions and their risk factors relating to fair value of the share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

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

(b)	Impairment of assets

The Group reviews the internal and external sources of information at each balance sheet date to identify indications that property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments may be impaired. When indication of impairment is identified, management assesses its fair value less costs to sell or value in use to determine the recoverable amount of such assets and the difference between the carrying amount and recoverable amount is recognized as impairment losses. Discounted future cashflows are estimated by the Group to assess the value in use and any change in the assumptions adopted in the cash flow forecasts would increase or decrease in the impairment losses and affect the net asset value and results of the Group.

(c)	Fair value of biological assets and agricultural produce

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

4	Revenue and segment information

(a)	Revenue

The principal activities of the Group are cultivating, processing and distribution of vegetables. Revenue represents the invoiced value of goods sold during the year, net of returns and discounts.

An analysis of the Group’s revenue by the categories of customers for the years ended March 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Wholesalers	137,546	213,974	289,976
Institutional customers	100,969	149,131	197,394
Supermarkets	41,235	43,099	31,880
Others	762	568	149

	280,512	406,772	519,399

The Group’s customer base is diversified and there is no customer with whom transactions have exceeded 10% of the Group’s revenues for each of the years ended March 31, 2010, 2011 and 2012. Details of concentrations of credit risk are set out in note 27.

Further details regarding the Group’s principal activities are disclosed as follows:

(b)	Segment information

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

•	Vegetables business (PRC-mainland/Hong Kong)

Vegetables business consists of the cultivating, processing and distribution of vegetables.

•	Trees business (PRC-mainland)

Trees business consists of the cultivating, processing and distribution of fruits and tea leaf from its fruit and tea trees, and cultivating and selling of fir trees.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

4	Revenue and segment information (continued)

(b)	Segment information (continued)

For the purposes of assessing the Group’s performance, the Group’s senior executive management monitors segment performance according to the operating results after charging the cost of inventories used, packing expenses, land preparation costs and natural disaster losses but before biological fair value adjustments, other income and expenses as set out in the reconciliation in note 4(b) below.

(i)	Analysis of segment results

	2010			2011			2012
	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue	279,852	660	280,512	405,398	1,374	406,772	517,783	1,616	519,399

Segment profit	146,649	346	146,995	217,476	905	218,381	274,522	1,078	275,600

Depreciation and amortization	(33,723)	(81)	(33,804)	(45,425)	(154)	(45,579)	(63,406)	(87)	(63,493)

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

4	Revenue and segment information (continued)

(b)	Segment information (continued)

(ii)	Reconciliation of segment profit

Reconciliation of reportable segment profit to consolidated profit before taxation is disclosed as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Segment profit	146,995	218,381	275,600

Other income	626	124	3,330
Research and development expenses	(6,519)	(7,298)	(9,091)
Selling and distribution expenses	(18,207)	(24,949)	(32,120)
Administrative expenses	(25,059)	(68,978)	(58,519)
Impairment losses on property, plant and equipment and prepayments	—	—	(14,823)
Other expenses	(3,167)	(5,590)	(2,551)
Net finance (costs)/income	(608)	(1,762)	1,057
Biological assets fair value adjustment	17,031	23,548	4,348

Profit before taxation	111,092	133,476	167,231

(iii)	Geographical information

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

5	Other income and other expenses

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Other income

Gain on disposal of subsidiaries (note 26)	540	—	1,309
Incentive payment from depositary bank	—	—	980
Rental income	—	—	750
Sundry income	86	124	291

	626	124	3,330

Other expenses

Net loss on disposal of property, plant and equipment	(3,142)	(5,143)	(2,153)
Natural disasters losses	(237)	(480)	—
Others	(25)	(447)	(398)

	(3,404)	(6,070)	(2,551)

6	Finance income and finance costs recognized in profit or loss

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Finance income

Interest income on bank deposits	101	254	1,310
Net foreign exchange gain	—	2,627	10,528

	101	2,881	11,838

Finance costs

Interest on bank loans	(1,133)	(9,040)	(10,781)
Net foreign exchange loss	(709)	—	—

	(1,842)	(9,040)	(10,781)
Less: Interest expense capitalized into construction in progress	1,133	4,397	—

	(709)	(4,643)	(10,781)

Net finance (costs)/income recognized in profit or loss	(608)	(1,762)	1,057

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

7	Profit before taxation

Profit before taxation is arrived at after charging:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
(a) Staff costs

Contributions to defined contribution retirement plans	502	701	699
Equity settled share-based payment expenses	4,096	19,460	21,564
Salaries, wages and other benefits	38,275	56,474	67,117

	42,873	76,635	89,380

(b) Other items

Amortization of lease prepayments	104	103	87
Depreciation	35,057	47,406	65,885
Equity settled share-based payment expenses in respect of the Company’s consultants	1,677	2,218	2,146
Impairment losses
- property, plant and equipment (note 11)	—	—	12,771
- long-term prepayments (note 14)	—	—	2,052
Auditors’ remuneration	1,774	3,869	5,686
Operating lease charges: minimum lease payments in respect of farmland and premises	9,273	9,996	14,738

(c)	Land preparation costs

Land preparation costs represent costs incurred before the commencement of agricultural activities on farmland and cost of maintenance of idle farmland during the rotation period.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

8	Income tax in the consolidated income statements

(a)	Taxation in the consolidated income statements represents:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Current tax

PRC withholding tax on dividends (note (v))	607	101	3,353
US withholding tax on incentive payment (note (iv))	—	—	2,099
PRC withholding tax on capital gains (note (vi))	283	—	358
Provision for PRC income tax (note (vii))	—	—	1,317
Over-provision in respect of prior years	—	—	(641)

Deferred tax	890	101	6,486

Origination of temporary differences	—	—	(2,071)

	890	101	4,415

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Profit before taxation	111,092	133,476	167,231

Notional tax on profit before taxation, calculated at the rates applicable to the tax jurisdictions concerned (note (i))	35,178	47,812	53,256
Effect of non-taxable income	(4,429)	(110)	(528)
Effect of non-deductible expenses	14	26	—
Effect of tax concessions (note (ii))	(32,906)	(48,570)	(53,397)
Effect of tax loss not recognized (note (iii))	2,143	842	570
Effect of tax on gain on disposal of an asset (note (vii))	—	—	1,416
US withholding tax on incentive payment (note (iv))	—	—	258
PRC withholding tax on dividends (note (v))	607	101	3,353
PRC withholding tax on capital gains (note (vi))	283	—	128
Over-provision in respect of prior years	—	—	(641)

Actual tax expense	890	101	4,415

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

8	Income tax in the consolidated income statements (continued)

Notes:

(i)	Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands (“BVI”), the Group is not subject to any tax on income or capital gains in the Cayman Islands and the BVI.

The Hong Kong profits tax rate for the years ended March 31, 2010, 2011 and 2012 is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%.

(ii)	According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the PRC statutory income tax rate is 25%, however, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

(iii)	No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses or had tax losses brought forward to offset estimate assessable profits for the years ended March 31, 2010, 2011 and 2012.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the years ended March 31, 2010, 2011 and 2012.

(iv)	The Company has entered into a contract with its depositary bank for American Depositary Shares (“ADS”) depository service for a term of 5 years. During the year ended March 31, 2012, the depositary bank provided an incentive payment of US$1,100,000 to the Company which is refundable to the extent that the service contract is early terminated before the expiry of the 5-year term. The incentive amount is recorded as deferred income in the consolidated balance sheet (see note 22), which is amortized and recognized as other income over the contract term on a straight-line basis. The Company received a net payment of US$770,000 (equivalent to RMB4,897,000) from the depositary bank, after the deduction of a 30% withholding tax on the gross incentive payment, as required under the relevant U.S. tax laws. Such withholding tax amounted to US$330,000 (equivalent to RMB2,099,000). Deferred tax asset was recognized in respect of such deferred income during the year ended March 31, 2012.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

8	Income tax in the consolidated income statements (continued)

Notes: (continued)

(v)	Pursuant to the PRC’s new Income Tax Law and its relevant regulations, dividends payable to foreign corporate investors are subject to a 10% withholding tax for earnings generated since January 1, 2008. Under the Mainland China/Hong Kong Special Administrative Region (“HKSAR”) taxation arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

During the year ended March 31, 2010, Linong Agriculture Technology (Liaoyang) Co. Limited declared a dividend of RMB23,000,000 to its immediate holding company, Land V. Limited, a Hong Kong company. Included in the dividend payable to Land V. Limited, an amount of RMB12,148,000 was distributed from earnings generated since January 1, 2008 which is subject to 5% PRC dividend withholding tax.

During the year ended March 31, 2012, Linong Agriculture Technology (Shantou) Co. Limited (“Linong Shantou”) declared a dividend of RMB58,204,000 to its immediate holding company, Land V. Group Limited, a BVI company, following the decision to dispose of Linong Shantou as mentioned in notes 11 and 26. Included in the dividend payable to Land V. Group Limited, an amount of RMB33,531,000 was distributed from earnings generated since January 1, 2008 which is subject to 10% PRC dividend withholding tax and provision for PRC withholding tax on dividends of RMB3,353,000 was made.

(vi)	During the year ended March 31, 2010, Land V. Limited disposed of its equity interest in Land V. Limited (Tianjin), with a gain of RMB2,825,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax.

During the year ended March 31, 2012, Linong Agriculture Technology (Liaoyang) Co. Limited was deregistered, with a gain of RMB2,296,000 for PRC tax purpose from the transfer of its processing factory located at Liaoyang, Shenyang to its immediate holding company, Land V. Limited, which is subject to 10% PRC capital gain withholding tax. No such gain was noted for accounting purposes. Accordingly, deferred tax asset was recognized in respect of such capital gain and related temporary differences would be reversed upon the disposal of the relevant assets.

During the year ended March 31, 2012, Land V. Group Limited disposed of its equity interest in Linong Shantou, with a gain of RMB1,276,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

8	Income tax in the consolidated income statements (continued)

Notes: (continued)

(vii)	During the year ended March 31, 2012, Land V. Limited (Fujian) disposed of its processing factory located at Lianjiang, Fujian Province for a consideration of RMB2,300,000 which is subject to PRC income tax of RMB575,000 and PRC land appreciation tax of RMB742,000.

9	Earnings per ordinary/preferred share

(a)	Basic earnings per ordinary/preferred share

During the years ended March 31, 2010 and 2011, the Group had in issue ordinary shares and preferred shares. On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the IPO of the ordinary shares of the Group. The automatic conversion did not result in the retrospective adjustments to any previously reported basic and diluted earnings per share since the weighted average number of shares used in the calculation of basic and diluted earnings per share for periods prior to the conversion has included both ordinary and preferred shares.

For the purpose of calculating basic and diluted earnings per share, the number of ordinary and preferred shares used in the calculation reflects the effect of the 1,000-for-1 share exchange in connection with the Reorganization described in note 1 on a retrospective basis as if the event had occurred at the beginning of the earliest period presented.

The calculation of basic earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB162,816,000 (2011: RMB133,375,000; 2010: RMB110,202,000) and the weighted average number of ordinary and preferred shares outstanding of 2,287,135,000 (2011: 1,997,816,000; 2010: 1,690,479,000), calculated as follows:

Weighted average number of ordinary and preferred shares:

	2010	2011	2012
Issued ordinary and preferred shares at April 1	1,674,870	1,753,997	2,293,591,000
Preferred shares issued	15,609	—	—

	1,690,479	1,753,997	2,293,591,000
Effect of share exchange in connection with the Reorganization	1,688,788,521	1,752,243,003	—
Effect of shares repurchased	—	—	(7,425,000)
Effect of share options exercised	—	50,997,000	969,000
Effect of shares issued under IPO	—	192,822,000	—

Weighted average number of ordinary and preferred shares at March 31	1,690,479,000	1,997,816,000	2,287,135,000

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

9	Earnings per ordinary/preferred share (continued)

(b)	Diluted earnings per ordinary/preferred share

The calculation of diluted earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB162,816,000 (2011: RMB133,375,000; 2010: RMB110,202,000) and the weighted average number of ordinary and preferred shares outstanding of 2,354,749,000 (2011: 2,065,976,000; 2010: 1,714,385,000) during the year, calculated as follows:

Weighted average number of ordinary and preferred shares (diluted):

	2010	2011	2012
Weighted average number of ordinary and preferred shares at March 31	1,690,479,000	1,997,816,000	2,287,135,000
Effect of deemed issue of shares under the Company’s share option schemes	23,906,000	68,160,000	67,614,000

Weighted average number of ordinary and preferred shares (diluted) at March 31	1,714,385,000	2,065,976,000	2,354,749,000

For the year ended March 31, 2012, 44,971,801 options (2011: Nil; 2010: 151,430 options and the conversion option of bank loan (see note 20)) were excluded from the diluted weighted average number of ordinary and preferred shares calculation as their effect would have been anti-dilutive.

10	Employee retirement benefits

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

10	Employee retirement benefits (continued)

Defined contribution retirement schemes (continued)

The Group does not have any other pension schemes for its employees in respect of the subsidiaries outside PRC-mainland and Hong Kong. The directors of the Company are of the opinion that the Group did not have any significant liabilities beyond the above contributions in respect of the retirement benefits of its employees.

11	Property, plant and equipment

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:

As at April 1, 2009	53,215	205,609	17,049	3,449	1,426	280,748
Exchange adjustments	—	—	—	(5)	—	(5)
Additions	800	600	4,138	274	312	6,124
Transfer from construction in progress (note 12)	47,331	114,294	3,738	—	—	165,363
Disposals	(6,027)	(17,875)	(1,243)	(328)	(367)	(25,840)

As at March 31, 2010	95,319	302,628	23,682	3,390	1,371	426,390

Accumulated depreciation:

As at April 1, 2009	9,129	24,796	5,118	2,101	511	41,655
Exchange adjustments	—	—	—	(4)	—	(4)
Charge for the year	7,304	21,716	5,391	371	275	35,057
Written back on disposals	(1,399)	(5,398)	(898)	(277)	(208)	(8,180)

As at March 31, 2010	15,034	41,114	9,611	2,191	578	68,528

Net book value:

As at March 31, 2010	80,285	261,514	14,071	1,199	793	357,862

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

11	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:

As at April 1, 2010	95,319	302,628	23,682	3,390	1,371	426,390
Exchange adjustments	—	—	—	(46)	(14)	(60)
Additions	160	231	7,710	561	858	9,520
Transfer from construction in progress (note 12)	43,456	225,456	515	—	—	269,427
Disposals	(2,201)	(15,308)	(1,303)	(1,189)	(250)	(20,251)

As at March 31, 2011	136,734	513,007	30,604	2,716	1,965	685,026

Accumulated depreciation:

As at April 1, 2010	15,034	41,114	9,611	2,191	578	68,528
Exchange adjustments	—	—	—	(21)	(5)	(26)
Charge for the year	11,340	29,665	5,680	390	331	47,406
Written back on disposals	(603)	(3,515)	(598)	(1,188)	(224)	(6,128)

As at March 31, 2011	25,771	67,264	14,693	1,372	680	109,780

Net book value:

As at March 31, 2011	110,963	445,743	15,911	1,344	1,285	575,246

Cost:

As at April 1, 2011	136,734	513,007	30,604	2,716	1,965	685,026
Exchange adjustments	—	(70)	—	(36)	(17)	(123)
Additions	100	253	5,765	563	116	6,797
Transfer from construction in progress (note 12)	42,815	160,749	932	—	—	204,496
Disposals
- through disposal of subsidiary	(11,163)	(8,250)	(198)	—	—	(19,611)
- others	—	(5,030)	(9,776)	(198)	(418)	(15,422)

As at March 31, 2012	168,486	660,659	27,327	3,045	1,646	861,163

Accumulated depreciation:

As at April 1, 2011	25,771	67,264	14,693	1,372	680	109,780
Exchange adjustments	—	(4)	—	(18)	(4)	(26)
Charge for the year	15,559	43,264	6,339	412	311	65,885
Impairment loss	4,055	8,711	5	—	—	12,771
Written back on disposals
- through disposal of subsidiary	(4,686)	(4,308)	(119)	—	—	(9,113)
- others	(28)	(2,391)	(8,690)	(131)	(191)	(11,431)

As at March 31, 2012	40,671	112,536	12,228	1,635	796	167,866

Net book value:

As at March 31, 2012	127,815	548,123	15,099	1,410	850	693,297

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

11	Property, plant and equipment (continued)

At March 31, 2010 and 2011, the Group was still in the process of obtaining the relevant property ownership certificates of certain buildings in the PRC-mainland from the relevant government authorities, the carrying value of which amounted to approximately RMB6,655,000 and RMB6,396,000 respectively. During the year ended March 31, 2012, the Group obtained the property ownership certificates of these buildings.

Farmland infrastructure and certain buildings are built on the leased farmland and the directors of the Company are of the opinion that the Group is entitled to the beneficial title of such farmland infrastructure and buildings over the term of land leases, the carrying value of those farmland infrastructure and buildings amounted to approximately RMB254,859,000, RMB439,347,000 and RMB541,702,000 at March 31, 2010, 2011 and 2012, respectively.

During the year ended March 31, 2012, the Group suspended operations at certain of its cultivation bases. The Group assessed the recoverable amounts of those items of property, plant and equipment with carrying amount of RMB12,771,000 located at suspended cultivation bases and as a result the carrying amount of property, plant and equipment held by these cultivation bases were fully impaired following the Group’s decision to return the related leased farmland to the landlords and dispose of the related property, plant and equipment.

12	Construction in progress

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
At April 1	18,988	17,402	24,294
Additions	163,777	276,319	232,643
Transfer to property, plant and equipment (note 11)	(165,363)	(269,427)	(204,496)

At March 31	17,402	24,294	52,441

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective balance sheet dates.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

13	Lease prepayments

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Cost:

At April 1	2,828	2,828	2,828
Disposals	—	—	(1,357)

At March 31	2,828	2,828	1,471

Accumulated amortization:

At April 1	208	312	415
Charge for the year	104	103	87
Written back on disposals	—	—	(294)

At March 31	312	415	208

Net book value:

At March 31	2,516	2,413	1,263

Lease prepayments represent cost of land use rights paid to the PRC land bureau. The Group has been granted land use rights for a period of 50 years.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

14	Long-term deposits and prepayments

Long-term deposits and prepayments represent prepayments for construction works, deposits to wholesalers and the prepaid marketing, pest control, environmental protection and land sanitation service costs and utilities expenses at the respective balance sheet dates:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Construction works	3,910	3,440	99,504
Prepaid environmental protection service costs	6,517	15,564	13,454
Prepaid land sanitation service costs	—	18,739	12,390
Prepaid pest control service costs	13,087	11,755	12,215
Deposits to wholesalers	3,080	3,080	4,080
Prepaid utilities expenses	2,309	2,058	1,830
Prepaid front-end fee in connection with the long-term bank loan	1,189	1,688	1,333
Prepaid advertising and promotion expenses	1,467	667	—

	31,559	56,991	144,806
Less: Impairment loss related to suspended cultivation bases	—	—	(2,052)

	31,559	56,991	142,754

The Group made prepayments to certain third party vendors during the years ended March 31, 2010, 2011 and 2012 for the provision of pest control, environmental protection and land sanitation service for periods of three to ten years.

The Group suspended the operations of certain cultivation bases and impairment loss of RMB2,052,000 was recognized during the year ended March 31, 2012 in respect of prepayments for pest control service and land sanitation service in relation to such cultivation bases.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

15	Principal subsidiaries

The following list contains only the particulars of subsidiaries of the Company which principally affected the results, assets or liabilities of the Group as of March 31, 2010, 2011 and 2012. The class of shares held is ordinary unless otherwise stated.

	Place and date of establishment/	Registered capital/issued and
Name of company	incorporation and operation	fully paid up capital	Ownership interest			Principal activities
			2010	2011	2012
China Linong International Limited	BVI/ Hong Kong March 24, 2006	US$1,754	100%	100%	100%	Investment holding
Land V. Group Limited	BVI/ Hong Kong March 24, 2005	US$50,000	100%	100%	100%	Investment holding
Land V. Limited	Hong Kong October 31, 2001	HK$100,000	100%	100%	100%	Sales of agricultural products
Hong Kong Linong Limited	Hong Kong November 10, 2006	HK$100,000	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Shenzhen) Co. Limited	The PRC April 23, 2004	HK$10,000,000	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Liaoyang) Co. Limited (note (b))	The PRC July 7, 2004	US$640,000	100%	100%	—	Growing, processing and sales of agricultural products
Land V. Limited (Fujian)	The PRC July 23, 2004	HK$15,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Limited (Zhangjiakou)	The PRC October 18, 2006	HK$5,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Shantou) Co. Limited (note (a))	The PRC May 9, 2007	US$$1,000,000	100%	100%	—	Growing, processing and sales of agricultural products

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

15	Principal subsidiaries (continued)

	Place and date of establishment/	Registered capital/issued and
Name of company	incorporation and operation	fully paid up capital	Ownership interest			Principal activities
			2010	2011	2012
Linong Agriculture Technology (Huizhou) Co. Limited	The PRC December 28, 2006	HK$10,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Xiamen Land V. Group Co. Limited	The PRC March 20, 2007	US$1,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Ningde) Co. Limited	The PRC September 22, 2008	US$2,100,000	100%	100%	100%	Growing, processing and sales of agricultural products
Fuzhou Land V. Group Co. Limited	The PRC June 12, 2008	US$2,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Zhangzhou) Co. Limited	The PRC June 19, 2008	US$2,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Liyuan Agriculture Technology (Quanzhou) Co. Limited	The PRC October 26, 2009	RMB3,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Liaoyang Liyuan Agricultural Products Co. Limited	The PRC April 28, 2010	RMB3,000,000	—	100%	100%	Growing, processing and sales of agricultural products
Putian Land V. Group Co. Limited	The PRC December 23, 2010	US$10,000,000	100%	100%	100%	Growing, processing and sales of agricultural products

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

15	Principal subsidiaries (continued)

	Place and date of establishment/	Registered capital/issued and
Name of company	incorporation and operation	fully paid up capital	Ownership interest			Principal activities
			2010	2011	2012
Linong (Fujian) Investment Holdings Limited	The PRC March 12, 2012	RMB200,000,000 Paid:	—	—	100%	Investment holding
China Linong (Hong Kong) Limited	Hong Kong July 22, 2011	HK$10,000	—	—	100%	Investment holding

Notes:

(a)	The Group disposed of Land V. Limited (Tianjin) during the year ended March 31, 2010 and Linong Agriculture Technology (Shantou) Co. Limited during the year ended March 31, 2012 (see note 26).

(b)	Linong Agricultural Technology (Liaoyang) Co. Limited has been deregistered during the year ended March 31, 2012.

16	Biological assets

Biological assets represent the growing crops including vegetables, fresh fruits, tea trees in various cultivation bases located in the PRC-mainland.

(a)	Reconciliation of carrying amount of biological assets:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
At April 1	25,587	50,191	79,711
Changes in fair value less costs to sell	152,743	241,896	286,927
Plantation expenditure	100,478	135,762	163,857
Harvested crops transferred to inventories	(228,617)	(348,138)	(445,701)

At March 31	50,191	79,711	84,794

Non-current portion	5,186	6,049	7,697
Current portion	45,005	73,662	77,097

At March 31	50,191	79,711	84,794

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

16	Biological assets (continued)

(a)	Reconciliation of carrying amount of biological assets: (continued)

Plantation expenditure comprises those costs that are directly attributable to cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticide, direct labor, operating lease charges on farmland, depreciation and other direct costs.

(b)	The analysis of carrying amount of biological assets:

	2010
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	5,186	5,186
Current	6,833	45,005	—	—	45,005

	6,833	45,005	1,150	5,186	50,191

	2011
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	6,049	6,049
Current	5,956	73,662	—	—	73,662

	5,956	73,662	1,150	6,049	79,711

	2012
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,697	7,697
Current	7,092	77,097	—	—	77,097

	7,092	77,097	1,150	7,697	84,794

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

16	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets (continued):

Biological assets were stated at fair value less costs to sell as of March 31, 2010, 2011 and 2012 as estimated by an independent appraiser using the net present value approach whereby projected future net cash flows were discounted at the rates of 16.0% for vegetables and fruits and 19.4% for tea and other trees (2011: 16.6% and 20.2%; 2010: 14.7% and 18.4%) to provide a current market value of the biological assets.

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

•	Estimated future net cash flows are referenced to past experience from the management and historical records.

(c)	The quantity and amount of fair value less costs to sell of agricultural produce harvested during the year:

	2010		2011		2012
	Quantity		Quantity		Quantity
	(tons)	RMB’000	(tons)	RMB’000	(tons)	RMB’000
Vegetables and fruits	98,076	228,617	123,294	348,138	144,192	445,701

(d)	Risks related to the Group’s biological assets:

Regulatory and environment risks

The Group is subject to laws and regulations in various locations in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage these risks.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

16	Biological assets (continued)

(d)	Risks related to the Group’s biological assets: (continued)

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

17	Inventories

(a)	Inventories in the consolidated balance sheets comprise:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Agricultural materials	2,759	3,992	10,886
Consumables and packing materials	179	582	307
Agricultural produce	—	34	—

	2,938	4,608	11,193

Agricultural materials represent seeds, fertilizers and pesticides.

(b)	Reconciliation of carrying amount of agricultural produce:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
At April 1	—	—	34
Harvested crops transferred in from biological assets	228,617	348,138	445,701
Purchases during the year	9,660	9,107	9,645
Cost of inventories sold	(238,277)	(357,211)	(455,380)

At March 31	—	34	—

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

17	Inventories (continued)

(c)	The cost of inventories sold for the years ended March 31, 2010, 2011 and 2012 includes the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Purchases of agricultural produce	9,660	9,073	9,679
Plantation expenditure	92,905	129,790	163,122
Biological assets fair value adjustments	135,712	218,348	282,579

Cost of inventories sold	238,277	357,211	455,380

18	Trade and other receivables

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Trade receivables	19,595	40,131	29,804
Other receivables, deposits and prepayments	17,184	22,869	30,057

	36,779	63,000	59,861

All of the trade and other receivables are expected to be recovered within one year.

Included in other receivables, deposits and prepayments as of March 31, 2010 were amounts due from a director of China Linong of RMB46,000, which was unsecured, interest-free and repayable on demand. There was no amount due from director of China Linong as of March 31, 2011 and 2012.

No allowance for impairment of doubtful debts on trade receivables has been made as of March 31, 2010, 2011 and 2012.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

18	Trade and other receivables (continued)

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Neither past due nor impaired	18,823	40,001	29,576

Less than 1 month past due	577	—	7
1 to 3 months past due	195	—	1
3 to 6 months past due	—	—	216
6 to 12 months past due	—	130	4

	772	130	228

	19,595	40,131	29,804

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

19	Cash

Cash comprises:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Cash at bank	116,347	564,069	469,225
Cash in hand	22,860	34,653	51,250

	139,207	598,722	520,475

As of March 31, 2012, cash of RMB306,463,000 (2011: RMB155,992,000; 2010: RMB56,364,000) is denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

20	Bank loan

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Non-current liabilities
Bank loan	34,290	78,835	75,875
Current liabilities
Bank loan	—	6,000	10,000

	34,290	84,835	85,875

(a)	Non-current bank loan

On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG—Deutsche Investitions—Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of US$18,000,000 (the “Loan”). At March 31, 2012, the Loan was drawn down to an extent of US$12,000,000 (equivalent to RMB75,875,000) (2011: US$12,000,000 (equivalent to RMB78,835,000; 2010: US$5,000,000 (equivalent to RMB34,290,000)). The purpose of the Loan is to finance the expansion of the Group’s farmland operations, which involve construction of greenhouse, infrastructure works, irrigation systems and accessory facilities in the cultivation bases of the Group.

(i)	Repayment terms and interest rates

The Loan is repayable in equal semi-annual installment of US$2,250,000 each from May 15, 2013 to November 15, 2016. Any undisbursed loan amounts and any amount outstanding under the Loan which is converted as mentioned in note 20(a)(ii) shall be set off against the repayment installments in inverse order of their maturity.

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

20	Bank loan (continued)

(a)	Non-current bank loan (continued)

(i)	Repayment terms and interest rates (continued)

From the interest conversion date (December 30, 2010) up to May 14, 2013, the Loan bears a fixed interest rate of 13.14% per annum based on the DEG Base Rate plus 12% per annum. During the year ended March 31, 2012, the Loan carried a weighted average interest rate of 13.14% (2011: 12.73%; 2010: 12.28%) per annum. From May 15, 2013 up to November 14, 2016, the Loan will bear a floating interest rate at the aggregate of six months USD LIBOR plus 12% per annum.

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

Pursuant to the Loan Agreement, in the event that China Linong decides at its discretion to proceed with any raising of new equity financing, whether in the form of ordinary or preferred shares to be offered by China Linong to any or all of its then existing shareholders and/or any new investors on one or more occasions, by China Linong prior to the initial public offering of the shares of China Linong (“Pre-IPO Financing”):

•	DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares (as the case may be) in China Linong at the same price and on the same payment terms (other than the manner of payment of the subscription price) as the other subscribers in the Pre-IPO Financing are subscribing by converting up to an aggregate amount of US$5,000,000 outstanding under the Loan;

•	If the Loan has been repaid in full prior to such Pre-IPO Financing, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares (as the case may be) in China Linong at the same price and on the same payment terms as the other subscribers in the Pre-IPO Financing are subscribing in the aggregate amount of up to US$5,000,000.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

20	Bank loan (continued)

(a)	Non-current bank loan (continued)

(ii)	Conversion right (continued)

•	If the Loan has been repaid to the extent that the amount outstanding under the Loan is less than US$5,000,000, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares in China Linong at the same price and on the same payment terms (other than the manner of payment of the subscription price) as the other subscribers in the Pre-IPO Financing are subscribing in the aggregate amount of up to US$5,000,000, by converting the amount outstanding under the Loan and by paying the balance of the subscription price on the same payment terms as the other subscribers in the Pre-IPO Financing are subscribing.

•	In the event that DEG decides to exercise its right to subscribe for new ordinary or preferred shares (as the case may be) in China Linong pursuant to any Pre-IPO Financing, the shares to be issued shall rank pari passu with all the other shares to be issued to the other subscribers in such Pre-IPO Financing.

•	In the event that DEG decides to exercise its right to subscribe for new ordinary or preferred shares (as the case may be) in China Linong pursuant to any Pre-IPO Financing by converting any amount outstanding under the Loan, the amount so converted shall be deemed to be a repayment under the Loan Agreement and shall reduce the repayment installments in inverse order of maturity.

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

20	Bank loan (continued)

(a)	Non-current bank loan (continued)

(ii)	Conversion right (continued)

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

If the Group exercises the prepayment option before May 15, 2013, the redemption amounts, which is the aggregate amount of the prepaid amount and the compensation, would be significantly different from the amortized cost of the Loan. Hence, the embedded derivative is not considered closely related to the Loan and therefore the prepayment option has been accounted for as a derivative liability for which the Group has determined that the fair value is not material.

(iv)	Share retention and financial covenants

In connection with the Loan, Mr Ma Shing Yung, Chairman and Chief Executive Officer and a shareholder of the Company, provided a share retention letter as amended and restated, to the effect that he, Grow Grand Limited, his wholly owned entity, and the Company will not sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him indirectly through Grow Grand Limited and the Company to fall below 509,770 shares without DEG’s consent. In addition, the Group is subject to the requirements of certain financial covenants in respect of the Loan. As at March 31, 2012, the Group was in compliance with such financial covenants.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

20	Bank loan (continued)

(b)	Current bank loan

During the year ended March 31, 2012, a subsidiary of the Company obtained a banking facility of RMB40,000,000 which was secured by a personal guarantee given by Mr. Ma Shing Yung, at nil fee, and corporate guarantee given by another subsidiary of the Company. The facility was utilized to the extent of RMB10,000,000 as at March 31, 2012. The bank loan is unsecured, interest bearing at a fixed rate of 6.888% per annum and repayable within one year.

During the year ended March 31, 2011, the Group obtained a short-term bank loan of RMB6,000,000 in the PRC-mainland for general working capital purposes. The short-term bank loan was unsecured, interest bearing at a fixed rate of 6.2658% per annum and repayable within one year. This short-term bank loan was settled on June 21, 2011.

21	Loan from municipal government

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Long-term municipal government loan	1,410	—	—

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

22	Trade and other payables

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Trade creditors	4,508	8,214	9,307
Deferred income	—	—	6,103
Other creditors and accrued charges	14,080	28,107	21,645
Amount due to a director	40	—	—

	18,628	36,321	37,055

All of the trade and other payables (including amount due to a director) are expected to be settled within one year.

Amount due to a director is unsecured, interest-free and repayable on demand.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

23	Equity settled share-based transactions

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

On July 17, 2010, the Company granted 218,010,000 share options (“Le Gaga option”) to the options holders of China Linong at a 1,000-for-1 exchange ratio (“Share Options Exchange”). Each Le Gaga option gives the holder the right to subscribe for one ordinary Share in the Company. Upon the grant of Le Gaga options, 218,010 share options representing all outstanding share options of China Linong were cancelled on July 17, 2010. The grant of Le Gaga options was a replacement plan for the cancelled share options of China Linong and no increment fair value was resulted from the Share Options Exchange as the terms and conditions attached to Le Gaga options are the same as those options granted by China Linong on May 23, 2007, April 17, 2009 and March 29, 2010, respectively except for the corresponding adjustment for the exercise price to give effect to the 1,000-for-1 exchange ratio. The number of options and per share data disclosed in notes 22(a), (b) and (c) was adjusted if applicable to give effect of the 1,000-for-1 exchange ratio.

On August 31, 2010 and June 10, 2011, the Company granted shares options under 2010 Share Incentive Plan (adopted by the Company on August 31, 2010) to certain directors, employees and others providing similar services to the Group to subscribe 60,000,000 and 45,871,801 ordinary shares of the Company, respectively. The options granted vest after one to three years after the date of grant and are exercisable within a period of ten years. Each option gives the holder the right to subscribe for one ordinary share in the Company. The exercise price of share options granted on August 31, 2010 and June 10, 2011 is US$0.08 and US$0.143, respectively.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

23	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants are as follows:

	Number of share options				Vesting conditions (from the date	Contractual
	Directors	Consultants	Employees	Total	of grant)	term
Granted on May 23, 2007
	15,526,667	—	6,700,000	22,226,667	One year	10 years
	15,526,667	—	6,700,000	22,226,667	Two years	10 years
	15,526,666	—	6,600,000	22,126,666	Three years	10 years

	46,580,000	—	20,000,000	66,580,000

Granted on April 17, 2009
	8,748,667	5,666,667	1,666,667	16,082,001	One year	10 years
	8,748,667	5,666,667	1,666,667	16,082,001	Two years	10 years
	8,748,666	5,666,666	1,666,666	16,081,998	Three years	10 years

	26,246,000	17,000,000	5,000,000	48,246,000

Granted on March 29, 2010
	14,394,667	6,000,000	14,000,000	34,394,667	One year	10 years
	14,394,667	6,000,000	14,000,000	34,394,667	Two years	10 years
	14,394,666	6,000,000	14,000,000	34,394,666	Three years	10 years

	43,184,000	18,000,000	42,000,000	103,184,000

Granted on August 31, 2010
	5,600,000	1,800,000	12,600,000	20,000,000	One year	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Two years	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Three years	10 years

	16,800,000	5,400,000	37,800,000	60,000,000

Granted on June 10, 2011
	11,085,000	1,000,000	3,205,601	15,290,601	One year	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Two years	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Three years	10 years

	33,255,000	3,000,000	9,616,801	45,871,801

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

23	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows:

	2010		2011		2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$		US$		US$
Outstanding at April 1	0.035402	66,580,000	0.062780	218,010,000	0.076493	197,516,001
Exercised during the year	—	—	0.041538	(79,593,999)	0.076699	(7,191,150)
Forfeited during the year	—	—	0.08	(900,000)	0.093296	(3,833,350)
Granted during the year	0.074817	151,430,000	0.08	60,000,000	0.143	45,871,801

Outstanding at March 31	0.062780	218,010,000	0.076493	197,516,001	0.089338	232,363,302

Exercisable at March 31	0.035402	44,460,000	0.075473	37,462,668	0.075855	96,914,833

The weighted average share price at the date of exercise for share options exercised during the year ended March 31, 2012 was US$0.10 (2011: US$0.10). No share options were exercised during the year ended March 31, 2010.

The options outstanding as of March 31, 2012 had a weighted average exercise price of US$0.089338 (equivalent to RMB0.562323) (2011: US$0.076493 (equivalent to RMB0.501519); 2010: US$0.062780 (equivalent to RMB0.430540)) and a weighted average remaining contractual life of 8.19 years (2011: 8.96 years; 2010: 8.91 years).

(c)	Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on the Black-Scholes Option Pricing model or the Binomial Option Pricing model. The weighted average life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the Black-Scholes Option Pricing model or the Binomial Option Pricing model.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

23	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions (continued)

	At April 17, 2009 (date of grant)	At March 29, 2010 (date of grant)	At August 31, 2010 (date of grant)	At June 10, 2011 (date of grant)
Fair value at measurement date	US$0.02035 - US$0.02385	US$0.02912 - US$0.03209	US$0.04571 - US$0.04862	US$0.06960 - US$0.07760

Share price	US$0.05015	US$0.06061	US$0.083	US$0.135

Exercise price	US$0.07293	US$0.07570	US$0.080	US$0.143

Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	51.30% - 53.70%	56.90%	57.60% - 58.70%	53.00%

Option life (expressed as weighted average life used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	5.5 - 6.5 years	5.5 - 6.5 years	5.5 - 6.5 years	10 years

Expected dividends	—	—	—	—

Risk-free interest rate (based on USD China Sovereign Bond Rate)	3.75% - 3.90%	2.96% - 3.26%	2.51% - 2.75%	4.1184%

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

24	Income tax in the consolidated balance sheets

(a)	Current taxation in the consolidated balance sheets represents:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Provision for PRC income/withholding tax for the year	890	—	3,096
Balance in respect of prior years	3,192	4,082	3,441

	4,082	4,082	6,537

(b)	Deferred tax assets recognized

The component of deferred tax assets recognized in the consolidated balance sheets and the movements during the year ended March 31, 2012 are as follows:

	Property, plant and equipment and lease prepayment	Deferred income	Total
	RMB’000	RMB’000	RMB’000
Deferred tax arising from:

At April 1, 2011	—	—	—
Credited to profit or loss	230	1,841	2,071
Exchange difference	(1)	(10)	(11)

At March 31, 2012	229	1,831	2,060

(c)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets as of March 31, 2012 in respect of cumulative tax losses of RMB29,282,000 and RMB7,297,000 (2011: RMB27,714,000 and RMB6,253,000; 2010: RMB24,282,000 and RMB5,570,000) arising from the subsidiaries in Hong Kong and in the PRC-mainland, respectively, as it is not probable that future taxable profits against which losses can be utilized will be available in the relevant entities. The tax losses of the subsidiaries in Hong Kong do not expire under current tax legislation while those of the subsidiaries in the PRC-mainland will expire in five years.

The cumulative tax losses of the subsidiaries in the PRC-mainland amounted to RMB7,297,000 as of March 31, 2012, of which RMB1,308,000, RMB1,700,000, RMB1,560,000, RMB1,208,000, RMB1,210,000 and RMB311,000 will expire, if unused, by December 31, 2012, 2013, 2014, 2015, 2016 and 2017 respectively.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

24	Income tax in the consolidated balance sheets (continued)

(d)	Deferred tax liabilities not recognized

At March 31, 2012, deferred tax liabilities not recognized in respect of temporary differences relating to the undistributed profits of PRC subsidiaries amounted to RMB531,015,000 (2011: RMB348,264,000; 2010: RMB177,313,000) as the Group controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these accumulated profits will not be distributed in the foreseeable future by the PRC subsidiaries.

25	Equity

(a)	Share capital

(i)	Share capital of the Company

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

During the year ended March 31, 2011, 79,593,999 ordinary shares were issued in respect of the exercise of options.

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

During the year ended March 31, 2012, 7,191,150 ordinary shares were issued in respect of the exercises of options.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(a)	Share capital (continued)

(i)	Share capital of the Company (continued)

	2011		2012
	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000
Authorized:

Ordinary shares of US$0.01 each	5,000,000,000	338,590	5,000,000,000	338,590

Preferred shares of US$0.01 each	—	—	—	—

Issued:

Ordinary shares:

At April 1	—	—	2,293,591,000	154,938
Issue of ordinary shares upon incorporation	1	—	—	—
Issue of ordinary shares upon the Reorganization	1,050,000,000	71,104
Exercise of share options	79,593,999	5,383	7,191,150	453
Issue of ordinary shares upon the IPO	460,000,000	30,778	—	—
Automatic conversion of preferred shares into ordinary shares upon the IPO	703,997,000	47,673	—	—

At March 31	2,293,591,000	154,938	2,300,782,150	155,391

Preferred shares:

At April 1	—	—	—	—
Issue of preferred shares upon the Reorganization	703,997,000	47,673	—	—
Automatic conversion of preferred shares to ordinary shares upon the IPO	(703,997,000)	(47,673)	—	—

At March 31	—	—	—	—

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(a)	Share capital (continued)

(ii)	Share capital of China Linong

On January 18, 2010, China Linong issued 79,127 Series B1 Preferred Shares for US$75.7 per share pursuant to the Series B1 Shareholders Agreement dated January 18, 2010. The net proceeds of RMB40,656,000, after deducting share issuing expenses of RMB398,000, were credited to the capital.

	2010		2011		2012
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000		RMB’000
Authorized:

Ordinary shares of US$0.001 each	1,050,000	9	50,703,997	406	50,703,997	406

Preferred shares of US$0.001 each	703,997	6	—	—	—	—

Issued:

Ordinary shares:

At April 1	1,050,000	9	1,050,000	9	1,753,997	15
Effect of share subdivision from US$1 each to US$0.001 each	—	—	—	—	—	—
Re-designation of preferred shares to ordinary shares	—	—	703,997	6	—	—

At March 31	1,050,000	9	1,753,997	15	1,753,997	15

Preferred shares:

At April 1	624,870	5	703,997	6	—	—
Re-designation of preferred shares to ordinary shares	—	—	(703,997)	(6)	—	—
Issue of Series B1 Preferred Shares	79,127	1	—	—	—	—

At March 31	703,997	6	—	—	—	—

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(a)	Share capital (continued)

(iii)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(iv)	Preferred shares

As described in notes 9(a) and 25(a)(i), on October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the Company’s IPO. Details of the preferred shares outstanding prior to the conversion are provided below.

Each preferred shareholder carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the date for determination of the shareholder entitled to vote on such matters, or, if no such date is established, at the date such vote is taken or any written consent of shareholders is solicited.

The holders of preferred shares are entitled to receive dividends, which are at the discretion of the Company, as declared from time to time and subject to the approval as disclosed in note 25(a)(iii).

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(a)	Share capital (continued)

(iv)	Preferred shares (continued)

The rights of the preferred shareholders to convert the shares into ordinary shares are summarized as follows:

•

Conversion rights are exercisable at any time at the preferred shareholders’ option, to convert all or any portion of preferred shares into ordinary shares of the Company unless automatically converted as described.

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(b)	Nature and purpose of reserves

(i)	Share premium

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

(ii)	Treasury shares

Treasury shares comprise the cost of the Company’s American Depositary Shares (“ADS”) held by the Company. As of March 31, 2012, the Company held 387,037 of its own ADSs (2011 and 2010: Nil).

(iii)	Statutory reserve

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

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities outside the PRC-mainland. The reserve is dealt with in accordance with the accounting policy set out in note 2(v).

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(b)	Nature and purpose of reserves (continued)

(v)	Capital reserve

Capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to directors and other eligible participants of the Group recognized in accordance with the accounting policy adopted for share based payments in note 2(r)(ii).

(vi)	Other reserve

(1)	Under the 2006 Reorganization, China Linong acquired the entire equity interest in Land V. Group Limited by issuing 1,050 new ordinary shares as consideration. The difference between the carrying amount of share capital and share premium of Land V. Group Limited and the nominal value of the share issued by China Linong was credited to other reserve.

(2)	Under the Reorganization, the Company issued ordinary shares and preferred shares to the then ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio. The difference between the carrying amount of share capital and share premium of China Linong and the nominal value of the shares issued by the Company was credited to other reserve.

(c)	Share repurchase

On September 27, 2011, the Company’s Board of Directors authorized a program to repurchase the Company’s ADSs, each representing 50 ordinary shares of the Company, up to US$10 million over a period of six months or at the time when the repurchase program is revoked or varied by the Board of Directors, whichever occurs earlier. During the year ended March 31, 2012, the Company repurchased a total of 387,037 of its ADSs.

(d)	Capital management

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

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

25	Equity (continued)

(e)	Capital management (continued)

The Group maintains sufficient capital (which comprise all components of equity) such that net current assets are maintained, i.e. it has the financial resources to repay all its current liabilities when they fall due.

The Group was not subject to any externally imposed capital requirements during the years presented in these financial statements.

26	Disposal of subsidiaries

(a)	Disposal of Linong Agriculture Technology (Shantou) Co Limited

During the year ended March 31, 2012, the Group disposed of its 100% equity interests in Linong Agriculture Technology (Shantou) Co Limited (the “Shantou Subsidiary”) to an independent third party for a consideration of RMB7,600,000 which was settled by cash.

Net assets disposed of at the date of disposal:

RMB’000
Property, plant and equipment	10,498
Trade and other receivables	1,612
Trade and other payables	(7,224)
Current taxation	(1,149)
Cash and cash equivalents	3,863

Net assets disposed of	7,600
Satisfied by cash	(7,600)
Release of exchange reserve upon disposal of the Shantou Subsidiary	(1,309)

Gain on disposal of the Shantou Subsidiary	(1,309)

(b)	Disposal of Land V. Limited (Tianjin)

During the year ended March 31, 2010, the Group disposed of its 100% equity interest in Land V. Limited (Tianjin) (the “Tianjin Subsidiary”) to an entity controlled by a former director of China Linong (see note 28) for a consideration of RMB6,004,000 which was satisfied by a waiver of payables to the Tianjin Subsidiary.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

26	Disposal of subsidiaries (continued)

(b)	Disposal of Land V. Limited (Tianjin) (continued)

Net assets disposed of at the date of disposal:

RMB’000
Trade and other receivables	6,005

Net assets disposed of	6,005
Satisfied by wavier of amounts due to the Tianjin Subsidiary by other entities within the Group	(6,004)
Release of exchange reserve upon disposal of the Tianjin Subsidiary	(541)

Gain on disposal of the Tianjin Subsidiary	(540)

27	Financial risk management and fair values

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

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, the Group has certain concentrations of credit risk as 5.1% (2011: 4.4%; 2010: 8.0%) and 13.0% (2011: 14.8%; 2010: 15.1%) of the total trade and other receivables were due from the largest customer and the five largest customers respectively.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 18.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

27	Financial risk management and fair values (continued)

(b)	Currency risk

(i)	Forecast transactions

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

	2010 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	7,370	—	42,553
Cash and cash equivalents	7,667	20,992	—
Trade and other payables	(20,568)	(70,419)	—

Net exposure arising from recognized assets and liabilities	(5,531)	(49,427)	42,553

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

27	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(ii)	Exposure to currency risk (continued)

	2011 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	19,363	—	52,880
Cash and cash equivalents	9,849	24,271	98,567
Trade and other payables	(21,506)	(175,388)	(3,036)

Net exposure arising from recognized assets and liabilities	7,706	(151,117)	148,411

	2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	78,197
Cash and cash equivalents	210	2	26,837
Trade and other payables	(17,510)	(22,282)	(587)

Net exposure arising from recognized assets and liabilities	(17,300)	(22,280)	104,447

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

27	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(iii)	Sensitivity analysis

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

	2010		2011		2012
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax
		’000		’000		’000
Renminbi (note (a))	5%	2,128	5%	7,421	5%	5,222
	(5)%	(2,128)	(5)%	(7,421)	(5)%	(5,222)

Hong Kong	5%	(948)	5%	(928)	5%	(865)
Dollars (note (b))	(5)%	948	(5)%	928	(5)%	865

United States	5%	865	5%	(1,258)	5%	(1,114)
Dollars (note (b))	(5)%	(865)	(5)%	1,258	(5)%	1,114

Results of the analysis as presented in the above table represent an aggregation of the effects on each of the group entities’ profit after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the balance sheet date for presentation purposes.

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

Notes:

(a)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.

(b)	Arising from PRC subsidiaries whose functional currency is RMB.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

27	Financial risk management and fair values (continued)

(c)	Liquidity risk

The Group’s policy is to regularly monitor liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The following tables show the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date the Group can be required to pay:

	Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2010

Trade and other payables	18,628	—	—	18,628	18,628
Bank loan	4,657	4,657	41,991	51,305	34,290
Loan from municipal government	—	778	784	1,562	1,410

	23,285	5,435	42,775	71,495	54,328

2011

Trade and other payables	36,321	—	—	36,321	36,321
Bank loans	16,735	10,359	91,380	118,474	84,835

	53,056	10,359	91,380	154,795	121,156

2012

Trade and other payables	37,055	—	—	37,055	37,055
Bank loans	20,659	37,147	53,762	111,568	85,875

	57,714	37,147	53,762	148,623	122,930

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

27	Financial risk management and fair values (continued)

(d)	Nature risk

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

All other financial instruments are carried at amounts not materially different from their fair values as of March 31, 2010, 2011 and 2012 because of the immediate and short-term maturities of those financial instruments.

28	Material related party transactions

(a)	During the years ended March 31, 2010, 2011 and 2012, the directors of the Company are of the view that the following are related parties of the Group:

Name of party	Relationship
Ma Shing Yung	Chairman and Chief Executive Officer of the Company and China Linong

Lui Ming Ho	Director of China Linong

New Oriental Group Limited (“New Oriental”)	An entity controlled by Luan Li, a former director of China Linong

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

28	Material related party transactions (continued)

(b)	In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(i)

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Amount due to a director—Ma Shing Yung

At April 1	41	40	—
Exchange adjustments	(1)	—	—
Repayment to Ma Shing Yung	—	(40)	—

At March 31 (note 22)	40	—	—

Amount due from a director of China Linong—Lui Ming Ho

At April 1	48	46	—
Exchange adjustments	(1)	—	—
Advance to Lui Ming Ho	2	—	—
Repayment from Lui Ming Ho	(3)	(46)	—

At March 31 (note 18)	46	—	—

Amount due to a director of the Company—Ma Shing Yung represents the advances received from Ma Shing Yung for financing the operations of the Group.

Amount due from a director of China Linong—Lui Ming Ho represents the advances made by the Group to Lui Ming Ho for operating expenses to be incurred in business development activities.

(ii)	During the year ended March 31, 2010, the Group disposed of one of the subsidiaries (see note 26) to New Oriental.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

28	Material related party transactions (continued)

(b)	(continued)

(iii)	Remuneration for key management personnel of the Group is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Basic salaries, allowances and benefits in kind	2,462	5,501	6,474
Equity settled share-based payment expenses	4,096	15,732	16,909

	6,558	21,233	23,383

Total remuneration is included in “staff costs” (see note 7(a)).

29	Commitments and contingent liabilities

(a)	Capital commitments

Capital commitments outstanding at March 31, 2010, 2011 and 2012 not provided for in the financial statements are as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Contracted for	30,268	46,188	126,998
Authorized but not contracted for	136,313	172,363	252,140

	166,581	218,551	379,138

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

29	Commitments and contingent liabilities (continued)

(b)	Operating lease commitments

At March 31, 2012, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Within 1 year	7,343	10,592	14,479
After 1 year but within 5 years	32,486	44,607	56,333
After 5 years	70,103	106,955	133,675

	109,932	162,154	204,487

The Group leases a number of properties and cultivation bases under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c)	Environmental contingencies

The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of March 31, 2010, 2011 and 2012. The directors of the Company are also not aware of any significant costs, expenses, penalties and liabilities resulting from violation of existing laws and regulations.

(d)	Contingent liabilities

As at March 31, 2012, a subsidiary of the Company had issued a corporate guarantee in respect of banking facility granted to another subsidiary of the Company which would remain in force so long as the subsidiary has drawn down under the banking facility. Under the corporate guarantee, the subsidiary is liable for all and any of the borrowings from the bank which is the beneficiary of the guarantee.

As at March 31, 2012, the directors of the Company did not consider it probable that a claim will be made against the Group under the above guarantee. The maximum liability of the Group as at March 31, 2012 under the corporate guarantee is the amount of the facilities utilized by the subsidiary of RMB10,000,000.

Le Gaga Holdings Limited

Notes to the consolidated financial statements (continued)

(Expressed in Renminbi unless otherwise indicated)

30	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended March 31, 2012

Up to the date of issue of these financial statements, the IASB has issued a number of new standards, amendments to standards and interpretations which are not yet effective for the year ended March 31, 2012 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 7, Financial instruments: Disclosures—Transfers of financial assets	July 1, 2011

Amendments to IAS 12, Income taxes—Deferred tax: Recovery of underlying assets	January 1, 2012

Amendments to IAS 1, Presentation of financial statements—Presentation of items of other comprehensive income	July 1, 2012

IFRS 10, Consolidated financial statements	January 1, 2013

IFRS 12, Disclosure of interests in other entities	January 1, 2013

IFRS 13, Fair value measurement	January 1, 2013

IFRS 9, Financial instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.