Form 20-F
period 2012-06-30
Le Gaga Holdings Ltd
filed 2012-11-23
CIK 1499506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark	One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 1, 2012 to June 30, 2012

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

2,281,430,300 ordinary shares, par value $0.01 per share, as of June 30, 2012, after deducting (1) 19,351,850 of ordinary shares repurchased and (2) 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans.

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

* If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

Explanatory Note

On August 24, 2012, our board of directors approved a change in our fiscal year end from March 31 to June 30. As a result, we are required to file this transition report on Form 20-F for the transition period from April 1, 2012 to June 30, 2012. We note that this transition report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

Introduction

Unless the context otherwise requires, in this transition report on Form 20-F:

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

Names of certain companies provided in this transition report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We and certain selling shareholders of our company completed the initial public offering of 10,871,599 ADSs on November 3, 2010. On October 29, 2010, we listed our ADSs on the NASDAQ Global Select Market under the symbol “GAGA.”

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This transition report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this transition report were made at a rate of RMB6.3530 to US$1.00, the noon buying rate in effect as of June 29, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 16, 2012, the noon buying rate was RMB6.2354 to US$1.00.

Forward-Looking Statements

This transition report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

You should thoroughly read this transition report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” contained in our annual report on Form 20-F filed with the SEC on July 20, 2012 and elsewhere in this transition report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, and we cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to materially differ from results contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Part I

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this transition report. Certain information contained in the discussion and analysis set forth below and elsewhere in this transition report includes forward-looking statements that involve risks and uncertainties. See “—G. Safe Harbor” below for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this transition report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading greenhouse vegetable producer in China. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables.

We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard. Sales to wholesalers are our largest revenue contributor and accounted for 50.7% and 51.9% of our total revenue in the three months ended June 30, 2011 and 2012, respectively.

We operated 11 farms with an aggregate area of 26,124 mu (1,742 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2012. Ten of our farms, with an aggregate area of 22,142 mu (1,476 hectares), are located in Fujian and Guangdong near our target markets in southern China, which offers a favorable climate for year-around crop cultivation. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. As of June 30, 2012, our greenhouses covered approximately 34.1% of our total arable land. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation thus improves our revenue per mu, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

In the three months ended June 30, 2011 and 2012, our revenue was RMB123.3 million and RMB123.2 million ($19.4 million), respectively. We had a net loss of RMB8.5 million (US$1.3 million) for the three months ended June 30, 2012, compared to a net profit of RMB12.6 million for the same period in 2011.

Financial Overview

Revenue

We derive substantially all of our revenue from the sale of fresh vegetables. Our revenue decreased slightly from RMB123.3 million in the three months ended June 30, 2011 to RMB123.2 million ($19.4 million) in the same period in 2012. The slight change in revenue was primarily attributable to the offsetting effect of (1) an increase in revenue-per-mu, which in turn was due to an increase in average selling price of our produce, and (2) a decrease in average operating land from 20,569 mu for the three months ended June 30, 2011 to 20,062 mu for the three months ended June 30, 2012. The decreased in average operating land was due to an increase in land under construction or reserved during the three months ended June 30, 2012.

Our revenue-per-mu increased from RMB6,046 per mu (RMB90,690 per hectare) for the three months ended June 30, 2011 to RMB6,129 ($965) per mu (RMB91,935 ($14,475) per hectare) for the three months ended June 30, 2012. The increase in our revenue-per-mu was primarily attributable to (1) increased greenhouse coverage, which leads to (a) better product mix, i.e., more solanaceous products and (b) improved quality of our products, (2) enhanced cultivation know-how, and (3) market inflation. As of June 30, 2011 and 2012, a total of 7,150 mu (477 hectares) and 8,915 mu (594 hectares) of our arable land was covered by greenhouses, respectively, accounting for 32.6% and 34.1% of our total arable land as of each of the respective dates. As of June 30, 2011 and 2012, a total of 1,217 mu (81 hectares) and 6,014 mu (401 hectares) of our arable land was under construction or reserved. The size of our arable land amounted to 21,952 mu (1,463 hectares) and 26,124 mu and (1,742 hectares) as of June 30, 2011 and 2012, respectively.

We sell fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. The following table sets forth a breakdown of our revenue by sales channels, in absolute amounts and as a percentage of total revenue, for the periods indicated.

	Three Months Ended June 30,
	2011		2012
	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	62,542	50.7	63,968	10,069	51.9
Institutional customers	51,412	41.7	54,224	8,535	44.0
Supermarkets	9,347	7.6	5,047	795	4.1
Others(1)	31	0.0	9	1	0.0

Total	123,332	100.0	123,248	19,400	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Sales to wholesalers were our largest revenue contributor in the three months ended June 30, 2011 and 2012. Sales to wholesalers grew from RMB62.5 million in the three months ended June 30, 2011 to RMB64.0 million ($10.1 million) in the three months ended June 30, 2012. The growth of our sales to wholesalers was primarily attributable to (i) the successful implementation of our strategy to adjust our product mix to meet the increasing local and regional demand for high-quality fresh vegetables in the PRC domestic market, and (ii) the increasing recognition of our corporate brand in the wholesale markets.

A large proportion of our sales to institutional customers are made to export traders, who purchase vegetables from us and resell them in the overseas markets. Our institutional customers also include produce processing companies, large company cafeterias and large logistic traders. Sales to our top five institutional customers by revenue accounted for 45.8% and 65.2% of our total sales to institutional customers in the three months ended June 30, 2011 and 2012, respectively.

We also sell our produce to supermarket chains in Hong Kong and China, with Hong Kong sales constituting a major portion of the supermarket sales. Sales to supermarket chains decreased from RMB9.3 million in the three months ended June 30, 2011 to RMB5.0 million ($0.8 million) in the three months ended June 30, 2012. The decrease in sales to supermarkets was primarily because we ceased operation of all concession sales to the Hong Kong supermarket customers during the fiscal year ended March 31, 2012.

From time to time, we also purchase from third parties a small number of vegetable varieties that we do not produce to fulfill the diverse demand of our supermarket customers in Hong Kong.

Our customer base has narrowed from 95 customers in the three months ended June 30, 2011 to 88 customers in the three months ended June 30, 2012. Sales to our top five customers collectively accounted for 20.1% and 30.4% of our revenue in the three months ended June 30, 2011 and 2012, respectively. Sales to our top customer accounted for 10.8% of our revenues in the three months ended June 30, 2012. No single customer accounted for over 10% of our revenue during the three months ended June 30, 2011.

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

Our cost of inventories sold was RMB106.3 million and RMB108.0 million ($17.0 million) in the three months ended June 30, 2011 and 2012, respectively.

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

Our adjusted cost of inventories sold decreased from RMB46.9 million in the three months ended June 30, 2011 to RMB46.0 million ($7.2 million) in the three months ended June 30, 2012.

Our direct material costs are affected by our production volume, the cost of agricultural inputs, our product mix, our plantation model and our horticultural know-how. Greenhouse production, as compared to open field production, typically results in more efficient utilization of inputs such as seeds, fertilizers and other growing materials. As such, material costs as a percentage of revenue decreased. At the same time, our seed costs decreased due to improved production techniques, partly off-set by more plantation of higher value solanaceous products which typically have more expensive seeds. As most of our fertilizers are organic fertilizers and the prices of organic fertilizers are less volatile compared to those of chemical fertilizers, the unit cost of our fertilizers did not materially change during the three months ended June 30, 2012 as compared to the three months ended June 30, 2011.

Our business is labor intensive. As of June 30, 2012, we indirectly hired 2,602 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market in the PRC and an emerging trend of shortage of labor supply in China. Furthermore, labor costs have been increasing in China in recent years and may continue to increase in the near future. Our labor costs amounted to RMB10.9 million and RMB11.0 million ($1.7 million) in the three months ended June 30, 2011 and 2012, respectively, accounting for 8.8% and 8.9% of our revenue during the respective period. We do not expect that the overall tightening of the labor market will have a material adverse effect on our expansion plans, as our standardized production process can be easily followed by farm workers with minimal skills, allowing us to hire farm workers from a large labor pool. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

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

Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. For agricultural produce harvested and sold during the period, the fair value adjustment included in the cost of inventories sold represents the total changes in fair value less costs to sell for that particular agricultural produce, which include the fair value gain or loss that arose in both the current and the prior periods, and therefore differ from the amount of changes in fair value less costs to sell related to crops harvested during the period.

The gain or loss arising from the changes in fair value less costs to sell of our biological assets are partially offset by the corresponding gain or loss included in the cost of inventories sold, to the extent that the agricultural produce is sold, as the harvested agricultural produce is also stated at the fair value less costs to sell at the point of harvest. Our changes in fair value less costs to sell of biological assets amounted to RMB36.2 million and RMB23.0 million ($3.6 million) in the three months ended June 30, 2011 and 2012, respectively, which was partially offset by the fair value adjustments included in the costs of inventories sold of RMB59.4 million and RMB62.0 million ($9.8 million), for the three months ended June 30, 2011 and 2012, respectively. This resulted in a negative net impact.

As a result, our cost of inventories sold after biological assets fair value adjustment represented the agricultural produce sold during the period at their fair value less costs to sell at the point of harvest, and increased from RMB106.3 million for the three months ended June 30, 2011 to RMB108.0 million ($17.0 million) for same period in 2012.

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(59,405)	(61,963)	(9,753)
Changes in fair value less costs to sell of biological assets	36,163	22,964	3,615

Net impact	(23,242)	(38,999)	(6,138)

The net impact of the biological assets fair value adjustments represents the net increase or decrease in the gain in fair value less costs to sell of crops on our farmland at the current reporting period end compared to the immediately preceding reporting period end. The negative net impact for the three months ended June 30, 2011 and 2012, primarily arose from the change in product mix from solanaceous to leafy products because the season for solanaceous products ended during the three months ended June 30. Therefore, the value of crops on our farmland as of June 30, when compared with that of March 31 (the immediately preceding reporting period end) decreased.

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

Key Factors Affecting Our Results of Operations

Revenue-Per-Mu

The key metric used by our management in evaluating our financial performance is revenue-per-mu, or the revenue that a unit measure of arable land generates. Revenue-per-mu is determined by our production yield, defined as the production output that a unit measure of arable land generates, and the price at which we can sell our produce. Both production yield and average selling price are affected by our product mix. Our revenue-per-mu was RMB6,046 and RMB6,129 ($965) in the three months ended June 30, 2011 and 2012, respectively.

Production Yield

Our production yield across all crops was 2.0 tonnes and 1.7 tonnes per mu in the three months ended June 30, 2011 and 2012, respectively. Our production yield is affected by various factors, primarily our greenhouse coverage, product mix, weather, our horticultural know-how and techniques and our production planning. Our production yield has been significantly enhanced by our greenhouse cultivation. Greenhouses increase production output by allowing crops to grow faster and year-round and protecting crops from extreme weather conditions, such as typhoons and rainstorms. As of June 30, 2011 and 2012, a total of 7,150 mu (477 hectares) and 8,915 mu (594 hectares), respectively, of our arable land was covered by greenhouses, accounting for 32.6% and 34.1% of our total arable land for each period, respectively.

Within each crop, we have been able to increase our production yield by applying advanced cultivation techniques at each step of the cultivation process to improve soil productivity, enhance crop nutrient content and minimize crop diseases, pests and weeds. Relying on our greenhouse cultivation, horticultural know-how and our effective production planning, we are able to schedule and control crop plantation and harvest to meet higher–priced off-season demand. We intend to increase our production yield for each crop by continuing to increase our greenhouse coverage and enhance our horticultural know-how.

The decrease in production yield across all crops for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011 was primarily the result of (1) our improved product mix, with more focus on higher value but lower yielding vegetable varieties and (2) the poor weather conditions which resulted in lower overall volumes but higher selling prices.

Product Mix

Greenhouses create a more favorable and controlled growing environment, which allows us to grow more fruit-bearing solanaceous vegetables. Fruit-bearing solanaceous vegetables are typically much more difficult to grow compared to leafy and cruciferous vegetables and as a result, they can be sold for higher market prices than those of leafy and cruciferous vegetables. As we are expanding our greenhouse coverage, we expect solanaceous vegetables of higher value grown in greenhouses will constitute a larger share of our total revenue. Solanaceous vegetables are also less labor intensive compared to leafy vegetables, which further improves our profit margins.

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

The price of a particular type of vegetable is volatile and fluctuates depending on seasonal factors, the distance between vegetable farms and markets, the supply of and demand for it in the marketplace throughout the year, which in turn depends on weather conditions, including level of precipitation, temperature and other extreme weather conditions, local preferences and festivities. We focus on cultivating high-value vegetables during off-season periods, and through careful production planning and the use of greenhouses and advanced horticultural know-how to control the crop cycle, seek to sell them during the periods with the least amount of supply to achieve higher prices and profits.

Size of Arable Land

Our total production capacity depends to a large extent on the size of our arable land. As of June 30, 2012, a total of 26,124 mu (1,742 hectares) of arable land, compared to 21,952 mu (1,463 hectares) as of June 30, 2011, were leased and either in operation or under construction or reserved by us. As land is a precious commodity in China, while we seek to increase our arable land, we have also been building greenhouses extensively to improve our revenue per mu and increase our total production capacity.

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

Operating Costs and Expenses

The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total revenue for the periods indicated.

	Three Months Ended June 30,
	2011		2012
	RMB	%	RMB	$	%
	(In thousands, except percentages)
Packing expenses	8,431	6.8	8,913	1,403	7.2
Land preparation costs	7,008	5.7	12,887	2,028	10.5
Research and development expenses	2,061	1.7	2,291	361	1.9
Selling and distribution expenses	8,882	7.2	6,516	1,026	5.3
Administrative expenses	14,361	11.6	13,155	2,071	10.7
Other expenses	133	0.1	132	21	0.1

Packing Expenses. Our packing expenses primarily consist of materials utilized to pack our vegetables, labor costs and various expenses associated with our packing and processing facilities. Our packing expenses were RMB8.4 million and RMB8.9 million ($1.4 million) in the three months ended June 30, 2011 and 2012, respectively, representing 6.8% and 7.2% of our revenue in those respective periods. The increase in our total packing expenses was primarily due to (1) our product mix shift towards more solanaceous vegetables, which typically require more packing material compared to leafy and cruciferous vegetables, (2) an increase in packing material consumed in an effort to increase our brand awareness, and (3) better packaging used to enhance the selling price. Packing expenses, as a percentage of revenue, were higher in the three months ended June 30, 2012, because of our effort to increase our brand awareness, which was partly offset by better economies of scale in our packing facilities. In general, produce sold to institutional and supermarket customers entail higher packing expenses than those sold to the wholesale market.

Land Preparation Costs. We leave parts of our farmlands uncultivated in between plantation cycles to improve soil quality, and recognize expenses associated with the uncultivated land during these periods. Furthermore, some of the parcels of land we lease are not used for plantation immediately after we rent them. We record the rent, the depreciation of facilities on the land, and other miscellaneous costs relating to preparing these land parcels as an expense. We expect this expense to increase as we continue to expand our production and lease more land, which will result in additional losses associated with land before plantation, in non-cultivation periods and in between growing seasons. Our land preparation costs increased by RMB5.9 million, or 83.9%, from RMB7.0 million for the three months ended June 30, 2011 to RMB12.9 million (US$2.0 million) for the three months ended June 30, 2012, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to new farm bases added.

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

Our research and development expenses were RMB2.1 million and RMB2.3 million ($0.4 million) in the three months ended June 30, 2011 and 2012, respectively, representing 1.7% and 1.9% of our revenue in those respective periods. We anticipate that our research and development expenses will increase as we continue to experiment with new horticultural know-how, new varieties and new plantation models.

Selling and Distribution Expenses. Our selling and distribution expenses primarily consist of transportation expenses to transport vegetables from our farms to their points of sale, salaries, employee benefits, bonuses and related expenses for our sales and marketing staff, concessionaire fees and rebates paid to the supermarkets in Hong Kong to sell our produce in these supermarkets, packaging and loading expenses, and advertising expenses. Our selling and distribution expenses were RMB8.9 million and RMB6.5 million ($1.0 million) in the three months ended June 30, 2011 and 2012, respectively, representing 7.2% and 5.3% of our revenue in those respective periods. The decrease in selling and distribution expenses was primarily due to reduced salary and commission expenses as we ceased the concessionary sales in the Hong Kong market during the fiscal year ended March 31, 2012. This decrease was partially offset by higher distribution expenses. We expect our selling and distribution expenses to increase as we plan to strengthen our brand building efforts and expand and broaden our sales, marketing and distribution network and enter new markets.

Administrative Expenses. General and administrative expenses primarily consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel;

•	auditing fees and legal and other professional fees; and

•	travel and other expenses associated with our corporate and administrative activities.

Our administrative expenses were RMB14.4 million and RMB13.2 million ($2.1 million) in the three months ended June 30, 2011 and 2012, respectively, representing 11.6% and 10.7% of our revenue in those respective periods. The decrease in administrative expenses was primarily due to (1) a decrease of RMB0.9 million in equity-settled share-based compensation and (2) a decrease of RMB0.5 million in legal and professional fees.

Other Expenses. Other expenses include expenses associated with natural disaster losses for crops on exposed lands, losses associated with the disposal of fixed assets, profit and loss adjustments for previous years, and so forth.

Taxation

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, or the BVI, we and our subsidiaries incorporated in the BVI are not subject to any tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in those jurisdictions. No provision for Hong Kong profits tax has been made, as our Hong Kong subsidiaries did not generate any assessable profits or had tax losses brought forward to offset estimated assessable profits for three months ended June 30, 2011 and 2012.

PRC

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law and its implementation rules, the statutory income tax rate is 25%. In addition, our PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax, subject to approval by or registration with the relevant tax authority.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained losses for the three months ended June 30, 2011 and 2012 for taxation purpose.

The financial impact related to tax exemptions amounted to RMB5.9 million and RMB1.1 million ($169,000) in the three months ended June 30, 2011 and 2012, respectively. Without the preferential tax treatment, the impact on our net income and basic and diluted earnings per share for the following periods is as set forth below:

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	$
	(In thousands, except for per share data)
Profit/loss for the period	5,876	1,074	169
Basic earnings per share (in cents)	0.26	0.05	0.01
Diluted earnings per share (in cents)	0.25	0.05	0.01

As of June 30, 2012, Land V. Ltd (Fujian), Land V. Ltd. (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd., Linong Agriculture Technology (Huizhou) Co. Ltd., Land V. Agriculture Technology (Zhangzhou) Co. Ltd. and Putian Land V. Group Co., Ltd. have registered with the tax authorities for the tax exemption under the Enterprise Income Tax Law. We will apply for such exemptions for our remaining PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses” contained in our annual report on Form 20-F filed with the SEC on July 20, 2012.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this transition report.

Fair Value of Biological Assets and Agricultural Produce

Biological assets include vegetables and fruits which are to be harvested as agricultural produce, tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

We account for biological assets and agricultural produce by applying IAS41. Under IAS 41, biological assets are measured on initial recognition and at the end of each reporting period at their fair value less costs to sell; agricultural produce harvested from biological assets are measured at its fair value less costs to sell at the point of harvest. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets is determined based on the current market price of these biological assets in their present location and condition. The fair value is determined based on the market price at which our agricultural produce is sold to customers on the date of harvest, adjusted for packing and transportation costs. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops. We estimate that it takes one to ten months to grow our vegetable crops and approximately 3 years to 16 years to grow our trees on the farmland before they can be harvested. For the three months ended June 30, 2012, the revenue contributed by the tree business accounted for less than 0.3% of our total revenue. Costs to sell include all incremental costs directly attributable to the sale of the biological assets. The change in fair value less costs to sell of a biological asset is included in profit or loss of the period in which it arises. We record such gains or losses in our Consolidated Income Statement under “Changes in fair value less costs to sell of biological assets.”

The determination of fair value of biological assets and agricultural produce requires us to make complex and subjective estimates and assumptions about the expected production output and market price of crops on the land.

We applied weighted average cost of capital as a discount rate to reflect the risks of the cash flows as how the risks of the cash flows from growing crops should be borne by both the equity holders and the debt holders. In determining the discount rate, we have considered factors including the risk free rate, the market return, the re-levered beta, the size premium and the specific premium. We used 20.1% to 20.2% as the discount rate for orchards and 16.6% as the discount rate for vegetables in the three months ended June 30, 2011 and 19.1% to 19.3% as the discount rate for orchards and 15.8% as the discount rate for vegetables in the three months ended June 30, 2012. In the three months ended June 30, 2012, the decrease in discount rates was primarily due to the change in market parameters, such as the decrease in interest rate.

Changes in the estimates and assumptions regarding the expected market price, production output and the discount rates in the valuation of our biological assets and agricultural produce could significantly impact the estimated fair values of our biological assets and agricultural produce and, as a result, our net income. For illustration purposes, in the three months ended June 30, 2012:

•

a 5% increase or decrease in the prices of vegetables, fruits and teas we assumed, in the absence of other changes, will result in an RMB2.8 million ($448,000) increase or decrease in our net change in fair value less costs to sell of biological assets and profit for the period; and

•

an increase or decrease in the average discount rate we used by one percentage point, in the absence of other changes, will result in an RMB496,000 ($78,000) decrease or increase in our net change in fair value less costs to sell of biological assets and profit for the period.

Share-based Payments

We account for share-based payments under the provisions of IFRS 2 “Share-based Payment,” or IFRS 2. Under IFRS 2, we are required to measure the cost of employee and consultant services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans to directors, employees and consultants.

We applied the Binomial Option Pricing model for the three months ended June 30, 2011 in determining the fair value of the options granted to employees and others providing similar services. No new options were granted after June 30, 2011. This model requires the input of highly subjective assumptions including the expected stock price volatility, the expected life at which employees are likely to exercise share options. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected life of the option was based on the yield of USD China Sovereign Bond Rate denominated in USD with similar terms in effect at the time of grant.

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

Impairment of Assets

Impairment of Non-current Assets

We review internal and external sources of information at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	lease prepayments; and

•	deposits and prepayments.

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

We limit a reversal of an impairment provision to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. We credit reversals of impairment provisions to profit or loss in the period in which the reversals are recognized.

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

We write off impairment losses against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, we record the impairment losses for doubtful debts using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. We recognize other changes in the allowance account and subsequent recoveries of amounts previously written off directly in profit or loss. In the three months ended June 30, 2012, we did not recognize any impairment loss in profit or loss nor write-off of uncollectible amount against the allowance account.

Results of Operations

The following income statement data sets forth a summary of our consolidated results of operations for the periods indicated. The consolidated income statement data for the three months ended June 30, 2012 has been derived from our audited consolidated financial statements, which are included in this transition report beginning on page F-1. The consolidated income statement data for the three months ended June 30, 2011 has been derived from our unaudited interim consolidated financial statements for the three months ended June 30, 2011. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. This information should be read together with our consolidated financial statements and related notes included elsewhere in this transition report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	$
	(In thousands)
Revenue	123,332	123,248	19,400
Cost of inventories sold	(106,276)	(107,983)	(16,997)
Changes in fair value less costs to sell related to:
Crops harvested during the period	13,173	5,067	798
Growing crops on the farmland at the period end	22,990	17,897	2,817
Total changes in fair value less costs to sell of biological assets	36,163	22,964	3,615
Packing expenses	(8,431)	(8,913)	(1,403)
Land preparation costs	(7,008)	(12,887)	(2,028)
Other income	135	466	73
Research and development expenses	(2,061)	(2,291)	(361)
Selling and distribution expenses	(8,882)	(6,516)	(1,026)
Administrative expenses	(14,361)	(13,155)	(2,071)
Impairment losses on property, plant and equipment and prepayments	—	—	—
Other expenses	(133)	(132)	(21)

Results from operating activities	12,478	(5,199)	(819)
Finance income	2,937	909	143
Finance costs	(2,787)	(4,046)	(637)

Net finance income/(cost)	150	(3,137)	(494)
Profit/(loss) before taxation	12,628	(8,336)	(1,313)
Income tax expense	—	(128)	(20)

Profit/(loss) for the period	12,628	(8,464)	(1,333)

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(59,405)	(61,963)	(9,753)
Changes in fair value less costs to sell of biological assets	36,163	22,964	3,615

Net impact	(23,242)	(38,999)	(6,138)

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

Revenue. Our revenue decreased by RMB0.1 million, or 0.1%, from RMB123.3 million for the three months ended June 30, 2011 to RMB123.2 million (US$19.4 million) for the three months ended June 30, 2012. The slight change in revenue was primarily attributable to the offsetting effect of (1) an increase in revenue-per-mu from RMB6,046 for the three months ended June 30, 2011 to RMB6,129 (US$965) for the three months ended June 30, 2012, which in turn was due to an increase in average selling price of our produce, and (2) a decrease in average operating land from 20,569 mu for the three months ended June 30, 2011 to 20,062 mu for the three months ended June 30, 2012.

The increase in revenue-per-mu and average selling price for the three months ended June 30, 2012 was primarily driven by (1) increased greenhouse coverage, which lead to (a) better product mix, i.e., more solanaceous products, and (b) improved quality of our products, (2) enhanced cultivation know-how, and (3) market inflation.

We primarily grow solanaceous vegetables (primarily peppers and tomatoes) and green leafy vegetables during the period ended June 30, 2012. Solanaceous vegetables generally have a higher selling price. Due to increased greenhouse coverage, more revenue from high quality solanaceous vegetables was generated for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Furthermore, within the solanaceous category we grew more specialty products such as small snack tomatoes, which have higher selling prices but lower volume per mu. Due to the poor weather, we planted more leafy and less cruciferous product during the period as compared to the three months ended June 30, 2011. However, leafy product prices decreased during the month of June 2012, and our revenue was negatively affected.

Our greenhouse area increased from 7,150 mu (477 hectares) as of June 30, 2011 to 8,915 mu (594 hectares) as of June 30, 2012. The average selling price of our produce increased from RMB2,965 per tonne for the three months ended June 30, 2011 to RMB3,527 ($555) per tonne for the three months ended June 30, 2012. Our production yield decreased from 2.0 tonnes per mu in the three months ended June 30, 2011 to 1.7 tonnes in the three months ended June 30, 2012.

Our product mix shifted further towards solanaceous products during the three months ended June 30, 2012. Solanaceous vegetables sold to external customers in the PRC mainland increased from 60% of total revenue from these customers for the three months ended June 30, 2011 to 65% for the three months ended June 30, 2012. The percentage of leafy, cruciferous and other vegetables declined as our product mix shifted towards solanaceous vegetables.

Cost of Inventories Sold. Our cost of inventories sold increased by RMB1.7 million, or 1.6%, from RMB106.3 million for the three months ended June 30, 2011 to RMB108.0 million (US$17.0 million) for the three months ended June 30, 2012.

Cost of inventories sold before biological assets fair value adjustment decreased by RMB0.9 million, or 1.8%, from RMB46.9 million in the three months ended June 30, 2011 to RMB46.0 million ($7.2 million) in the three months ended June 30, 2012. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue decreased to 37.3% in the three months ended June 30, 2012 from 38.0% in the three months ended June 30, 2011. The decrease in our cost of inventories sold before biological assets fair value adjustment as a percentage of revenue was primarily due to (1) increased greenhouse coverage and improved production techniques reducing variable inputs such as seeds and land film as a percentage of revenue, which was partially offset by an increase in overhead costs, and (2) reduced purchases of third party product due to our decision to cease Hong Kong concessionary sales during the fiscal year ended March 31, 2012.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets decreased by RMB13.2 million, or 36.5%, from RMB36.2 million in the three months ended June 30, 2011 to RMB23.0 million ($3.6 million) in the three months ended June 30, 2012.

The net impact of biological assets fair value adjustment for the three months ended June 30, 2012 was a loss of RMB39.0 million ($6.1 million). This was primarily attributable to the change in product mix from solanaceous to leafy products because the season for solanaceous products ended during the three months ended June 30, 2012. Therefore, the value of crops on our farmland as of June 30, 2012, when compared with that of March 31, 2012 (the immediately preceding reporting period end) decreased, resulting in a negative net impact.

In comparison, the net impact of biological assets fair value adjustment for the three months ended June 30, 2011 was a loss of RMB23.2 million. The larger negative net impact for the three months ended June 30, 2012 compared to the same period in 2011 was primarily due to the more pronounced seasonality resulting from the higher concentration on solanaceous products. More pronounced seasonality resulted in a larger fair value gain recognized in preceding reporting periods, and thus a larger change in biological assets fair value is reflected in the three months ended June 30, 2012, when compared to the same period in 2011. The low vegetable market prices at the end of June 2012 further reduced the value of crops on land at the end of the period and thus increased the fair value change resulting from switching from high value to low value crops.

Packing Expenses. Our packing expenses increased by RMB0.5 million, or 5.7%, from RMB8.4 million for the three months ended June 30, 2011 to RMB8.9 million (US$1.4 million) for the three months ended June 30, 2012, primarily due to an increase of RMB1.1 million in packing materials consumed. The increase in packing materials consumed was primarily due to (1) our effort to enhance our brand awareness, (2) better packing used to enhance the selling price, (3) an increase in the production of solanaceous products as a percentage of total revenue, which require more packing compared to leafy and cruciferous vegetables.

Land Preparation Costs. Our land preparation costs increased by RMB5.9 million, or 83.9%, from RMB7.0 million for the three months ended June 30, 2011 to RMB12.9 million (US$2.0 million) for the three months ended June 30, 2012, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to new farm bases added.

Other Income. Our other income increased by RMB0.4 million from RMB0.1 million in the three months ended June 30, 2011 to RMB0.5 million ($0.1 million) in the three months ended June 30, 2012. This increase was primarily due to the amortization of RMB0.4 million resulting from incentive payment received from our depositary bank.

Research and Development Expenses. Our research and development expenses increased by RMB0.2 million, or 11.2%, from RMB2.1 million in the three months ended June 30, 2011 to RMB2.3 million ($0.4 million) in three months ended June 30, 2012, which was in line with the expansion of our operations.

Selling and Distribution Expenses. Our selling and distribution expenses decreased by RMB2.4 million, or 26.6%, from RMB8.9 million for the three months ended June 30, 2011 to RMB6.5 million (US$1.0 million) for the three months ended June 30, 2012, which was primarily due to (1) a decrease of RMB1.5 million in salary and commission payments as we ceased our concessionary sales in Hong Kong and (2) poor weather conditions, resulting in higher prices but lower volumes, which resulted in lower distribution costs.

Administrative Expenses. Our administrative expenses decreased by RMB1.2 million, or 8.4%, from RMB14.4 million for the three months ended June 30, 2011 to RMB13.2 million (US$2.1 million) for the three months ended June 30, 2012, primarily due to (1) a decrease of RMB0.9 million in equity-settled share-based compensation and (2) a decrease of RMB0.5 million in legal and professional fees.

Other Expenses. Our other expenses were RMB0.1 million and RMB0.1 million ($21,000) in the three months ended June 30, 2011 and 2012, respectively.

Results of Operating Activities. As a result of the foregoing, our results of operating activities was a loss of RMB5.2 million ($0.8 million) in the three months ended June 30, 2012, compared to a profit of RMB12.5 million in the three months ended June 30, 2011.

Net Finance Income/(Costs). We had a net finance cost of RMB3.1 million ($0.5 million) in the three months ended June 30, 2012, compared to a net finance income of RMB0.2 million in the three months ended June 30, 2011, primarily due to the net foreign exchange loss of RMB1.2 million in the three months ended June 30, 2012 resulting from the depreciation of the Renminbi, compared with a net foreign exchange gain of RMB2.7 million in the three months ended June 30, 2011, attributable to the appreciation of the Renminbi, from translation of non-functional currency balances between group companies.

Income Tax Expense. Our income tax expense was RMB0.1 million ($20,000) in the three months ended June 30, 2012. We did not have any income tax expense in the three months ended June 30, 2011. This increase was primarily due to the withholding tax relating to the incentive payment received from our depositary bank.

Profit/(loss) for the Period. As a result of the foregoing, we recorded a loss of RMB8.5 million ($1.3 million) for the three months ended June 30, 2012 compared to a profit of RMB12.6 million for the three months ended June 30, 2011.

B. Liquidity and Capital Resources

We have financed our business primarily through cash generated from our operations, sale of preferred shares, borrowings from institutional lenders and proceeds from initial public offering. Our cash consists of cash on hand and cash at banks, which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks. As of June 30, 2012, we had RMB504.5 million ($79.4 million) in cash. We generally deposit our excess cash in interest bearing bank accounts.

As of June 30, 2012, we had a RMB76.3 million ($12.0 million) outstanding bank loan bearing an interest rate of 13.14% per annum, which was drawn down under a loan agreement that we entered into with DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, or DEG, for a principal amount of $18.0 million on November 10, 2009. The loan was obtained to fund the construction and improvement of our greenhouses and other agricultural facilities prior to our initial public offering that was completed in November 2010. The loan is repayable in equal semi-annual installments of approximately $2.3 million from May 15, 2013 to November 15, 2016. The loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year from the date of the first disbursement of the loan to the interest conversion date, which is defined as (i) the date on which the loan principal is fully disbursed or (ii) if the loan has not been fully disbursed by December 30, 2010, the date on which DEG suspends or terminates our right to draw down on the undrawn portion of the loan principal. From the interest conversion date to May 14, 2013, the loan bears a fixed interest rate of 13.14% per annum based on a base rate plus 12% per year. From May 15, 2013 to November 14, 2016, the loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year. As a condition precedent to the disbursements of the loan, Mr. Shing Yung Ma executed a share retention letter. Pursuant to the share retention letter, as amended, that he will not, and he will procure that Grow Grand Limited, his wholly owned entity, and Le Gaga Holdings Limited will not sell, transfer or encumber shares of China Linong International Limited, or China Linong, which would cause the number of issued shares in China Linong held by him directly and/or indirectly through Grow Grand Limited and Le Gaga Holdings Limited to fall below 509,770 shares without DEG’s consent.

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

As of June 30, 2012, we also had an RMB10.0 million outstanding short-term bank loan bearing an interest rate of 6.888% per annum under a loan agreement that we entered into with Bank of China, Quanzhou Branch, under a facility of RMB40.0 million secured by a personal guarantee given by Mr. Shing Yung Ma and a corporate guarantee given by one of our subsidiaries.

Cash Flows and Working Capital

The following table shows our cash flow with respect to operating activities, investing activities and financing activities for the periods indicated:

	Three Months Ended June 30,
	2011	2012
	RMB	RMB	$
	(In thousands)
Net cash generated from operating activities	82,458	53,351	8,398
Net cash used in investing activities	(112,221)	(65,221)	(10,267)
Net cash used in financing activities	(11,378)	(5,305)	(835)
Net decrease in cash	(41,141)	(17,175)	(2,704)
Cash at April 1	598,722	520,475	81,926
Cash at June 30	551,491	504,506	79,412

Operating Activities

Net cash generated from operating activities decreased by RMB29.1 million, or 35.3%, from RMB82.5 million in the three months ended June 30, 2011 to RMB53.4 million ($8.4 million) in the three months ended June 30, 2012. This decrease in operating cash flow was primarily the result of (1) a decrease of RMB18.2 million in cash received due to a positive effect from trade balances from March 31, 2011 to June 30, 2011, and (2) an increase of RMB10.9 million in cash paid for our cost of revenue and operating expenses.

Investing Activities

Net cash used in investing activities in the three months ended June 30, 2012 was RMB65.2 million ($10.3 million), due primarily to the cash outflows for payment for construction in progress of RMB60.9 million ($9.6 million), which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB43.3 million ($6.8 million), (b) land improvements in the amount of RMB6.7 million ($1.1 million) and (c) payment for agricultural infrastructure of RMB6.1 million ($1.0 million) in connection with our operation expansion.

Net cash used in investing activities in the three months ended June 30, 2011 was RMB112.2 million, due primarily to the cash outflows for payment for construction in progress of RMB109.2 million, which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB61.0 million, (b) agricultural infrastructure in the amount of RMB29.6 million and (c) land improvements in the amount of RMB13.1 million.

Financing Activities

Net cash used in financing activities in the three months ended June 30, 2012 was RMB5.3 million ($0.8 million), which was related to interest payment.

Net cash used in financing activities in the three months ended June 30, 2011 was RMB11.4 million, primarily due to (1) interest payment of RMB5.4 million and (2) repayment for bank loan of RMB6.0 million.

Capital Expenditures

We had capital expenditures of RMB99.8 million and RMB65.2 million ($10.3 million) for the three months ended June 30, 2011 and 2012, respectively. Our capital expenditures were made primarily for the construction of our production facilities, farmland infrastructure and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. In fiscal year ending June 30, 2013, we expect to incur capital expenditures of approximately RMB380 million ($59.8 million). We expect our capital expenditures in fiscal year ending June 30, 2013 to primarily consist of the construction of our production facilities, land improvements, farmland infrastructure and the purchases of property, plant and equipment. We expect to fund these capital expenditures from cash on hand as well as operating cash inflow.

Recent Accounting Pronouncements

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	Amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income effective for periods beginning on or after July 1, 2012.

•	IFRS 10, Consolidated financial statements effective for periods beginning on or after January 1, 2013.

•	IFRS 12, Disclosure of interests in other entities effective for periods beginning on or after January 1, 2013.

•	IFRS 13, Fair value measurement effective for periods beginning on or after January 1, 2013.

•	Annual improvements to IFRSs 2009-2011 Cycle effective for periods beginning on or after January 1, 2013.

•	Amendments to IAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities effective for periods beginning on or after January 1, 2014.

•	IFRS 9, Financial instruments effective for periods beginning on or after January 1, 2015.

We are in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far we have concluded that the adoption of these amendments is unlikely to have a significant impact on our results of operations and financial position.

C. Research and Development

We place a strong emphasis on research and development to improve our productivity and profitability. Our research and development efforts focus on developing more effective crop cultivation techniques, improving product quality, testing new vegetable varieties, increasing production yield and revenue per mu. As of June 30, 2012, our in-house research and development team consists of 103 research professionals and staff, eight of which have advanced degrees. Production on each of our farms is supervised by a horticultural technician who usually possesses at least ten years of experience in agriculture.

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

We have devoted significant resources to research and development. Our research and development expenses were RMB2.1 million and RMB2.3 million ($0.4 million) in the three months ended June 30, 2011 and 2012, respectively, representing 1.7% and 1.9% of our net revenue in those respective periods.

D. Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2012 to June 30, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of June 30, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations	(RMB in thousands)
Debt obligations (including interest)	106,774	34,786	66,982	5,006	—
Operating lease obligations	200,827	14,308	28,450	27,678	130,391
Purchase obligations	147,759	147,759	—	—	—

Total	455,360	196,853	95,432	32,684	130,391

Our operating lease obligations consisted of our obligations under lease agreements with lessors of our farmland. Our purchase obligations relate to construction contracts in respect of greenhouses, infrastructure and irrigation systems that we entered into with respective sub-contractors.

G. Safe Harbor

This transition report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations and views of future events. The words “may,” “could,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “future,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

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

Any or all of our forward-looking statements in this transition report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Item 3. Key Information—D. Risk Factors” contained in our annual report on Form 20-F filed with the SEC on July 20, 2012 and elsewhere in this transition report. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this transition report may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this transition report. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in reports we will file from time to time with the SEC after the date of this transition report.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

7. Legal and Administrative Proceedings

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

Part II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not Applicable.

Part III

Item 18. Financial Statements

The consolidated financial statements of Le Gaga Holdings Limited and its subsidiaries are included at the end of this transition report.

Item 19. Exhibits

Exhibit Number	Description of Document

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG, Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Le Gaga Holdings Limited

By:	/s/ Auke Cnossen
Name:	Auke Cnossen
Title:	Chief Financial Officer

Date: November 23, 2012

LE GAGA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Le Gaga Holdings Limited:

We have audited the accompanying consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of June 30, 2012 and March 31, 2012, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the three months ended June 30, 2012 and each of the years in the three-year period ended March 31, 2012, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Le Gaga Holdings Limited and subsidiaries as of June 30, 2012 and March 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for the three months ended June 30, 2012 and each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

November 23, 2012

Consolidated income statements

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010

(Expressed in Renminbi)

		Three months ended June 30,		Years ended March 31,
	Note	2012	2011	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)
Revenue	4	123,248	123,332	519,399	406,772	280,512
Cost of inventories sold	17(b)	(107,983)	(106,276)	(455,380)	(357,211)	(238,277)
Changes in fair value less costs to sell related to:
– Crops harvested during the period/year		5,067	13,173	226,037	186,183	119,009
– Growing crops on the farmland at the period/year end		17,897	22,990	60,890	55,713	33,734
Total changes in fair value less costs to sell of biological assets	16(a)	22,964	36,163	286,927	241,896	152,743
Packing expenses		(8,913)	(8,431)	(33,405)	(28,248)	(18,281)
Land preparation costs	7(c)	(12,887)	(7,008)	(37,593)	(20,800)	(12,434)
Other income	5	466	135	3,330	124	626
Research and development expenses		(2,291)	(2,061)	(9,091)	(7,298)	(6,519)
Selling and distribution expenses		(6,516)	(8,882)	(32,120)	(24,949)	(18,207)
Administrative expenses		(13,155)	(14,361)	(58,519)	(68,978)	(25,059)
Impairment losses on property, plant and equipment and prepayments		—	—	(14,823)	—	—
Other expenses	5	(132)	(133)	(2,551)	(6,070)	(3,404)

Results from operating activities		(5,199)	12,478	166,174	135,238	111,700

Finance income		909	2,937	11,838	2,881	101
Finance costs		(4,046)	(2,787)	(10,781)	(4,643)	(709)

Net finance (costs)/income	6	(3,137)	150	1,057	(1,762)	(608)

(Loss)/profit before taxation	7	(8,336)	12,628	167,231	133,476	111,092
Income tax expense	8(a)	(128)	—	(4,415)	(101)	(890)

(Loss)/profit for the period/year		(8,464)	12,628	162,816	133,375	110,202

(Loss)/earnings per ordinary/ preferred share (in RMB cents)	9
Basic		(0.37)	0.55	7.12	6.68	6.52

Diluted		(0.37)	0.53	6.91	6.46	6.43

See accompanying notes to the consolidated financial statements.

Consolidated statements of comprehensive income

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010

(Expressed in Renminbi)

		Three months ended June 30,		Years ended March 31,
	Note	2012	2011	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)
(Loss)/profit for the period/year		(8,464)	12,628	162,816	133,375	110,202

Other comprehensive income for the period/year (net of nil income tax)

Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”)—mainland		1,254	(6,508)	(23,535)	(12,486)	(713)
Reclassification adjustment for release of exchange reserve upon disposal of subsidiaries/ deregistration of a subsidiary		—	—	2,969	—	(541)

Total comprehensive income for the period/year		(7,210)	6,120	142,250	120,889	108,948

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets at June 30, 2012 and

March 31, 2012, 2011 and 2010

(Expressed in Renminbi)

		As of June 30,	As of March 31,
	Note	2012	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000
Assets

Property, plant and equipment	11	700,245	693,297	575,246	357,862
Construction in progress	12	68,627	52,441	24,294	17,402
Lease prepayments	13	1,256	1,263	2,413	2,516
Long-term deposits and prepayments	14	163,494	142,754	56,991	31,559
Biological assets	16	7,833	7,697	6,049	5,186
Deferred tax assets	24	1,943	2,060	—	—

Total non-current assets		943,398	899,512	664,993	414,525

Biological assets	16	30,709	77,097	73,662	45,005
Inventories	17	16,427	11,193	4,608	2,938
Trade and other receivables	18	64,566	59,861	63,000	36,779
Cash	19	504,506	520,475	598,722	139,207

Total current assets		616,208	668,626	739,992	223,929

Total assets		1,559,606	1,568,138	1,404,985	638,454

Equity	25
Capital		692,833	692,833	687,706	307,689
Reserves		742,820	745,838	592,041	272,355

Total equity		1,435,653	1,438,671	1,279,747	580,044

Consolidated balance sheets at June 30, 2012 and

March 31, 2012, 2011 and 2010 (continued)

(Expressed in Renminbi)

		As of June 30,	As of March 31,
	Note	2012	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000
Liabilities

Bank loans	20	61,998	75,875	78,835	34,290
Loan from municipal government	21	—	—	—	1,410

Total non-current liabilities		61,998	75,875	78,835	35,700

Bank loans	20	24,307	10,000	6,000	—
Trade and other payables	22	31,111	37,055	36,321	18,628
Current taxation	24	6,537	6,537	4,082	4,082

Total current liabilities		61,955	53,592	46,403	22,710

Total liabilities		123,953	129,467	125,238	58,410

Total equity and liabilities		1,559,606	1,568,138	1,404,985	638,454

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010

(Expressed in Renminbi)

	Share capital	Share premium	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 25(a))	(note 25(b)(i))	(note 25(b)(iii))	(note 25(b)(iv))	(note 25(b)(v))	(note 25(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2009	14	267,018	19,043	(1,698)	8,302	28,355	103,632	424,666

Profit for the year	—	—	—	—	—	—	110,202	110,202
Other comprehensive income	—	—	—	(1,254)	—	—	—	(1,254)

Total comprehensive income for the year	—	—	—	(1,254)	—	—	110,202	108,948

Issue of preferred shares, net of issuing expense	1	40,656	—	—	—	—	—	40,657
Equity settled share-based transactions	—	—	—	—	5,773	—	—	5,773
Disposal of a subsidiary	—	—	(304)	—	—	—	304	—
Appropriations	—	—	8,057	—	—	—	(8,057)	—

At March 31, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

Consolidated statements of changes in equity

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 25(a))	(note 25(b)(i))	(note 25(b)(iii))	(note 25(b)(iv))	(note 25(b)(v))	(note 25(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

Profit for the year	—	—	—	—	—	—	133,375	133,375
Other comprehensive income	—	—	—	(12,486)	—	—	—	(12,486)

Total comprehensive income for the year	—	—	—	(12,486)	—	—	133,375	120,889

Arising from the Reorganization	118,762	(307,674)	—	—	—	188,912	—	—
Exercise of share options	5,383	28,655	—	—	(11,793)	—	—	22,245
Equity settled share-based transactions	—	—	—	—	21,678	—	—	21,678
Issue of ordinary shares, net of issuing costs	30,778	504,113	—	—	—	—	—	534,891
Appropriations	—	—	14,473	—	—	—	(14,473)	—

At March 31, 2011	154,938	532,768	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Consolidated statements of changes in equity

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 25(a))	(note 25(b)(i))	(note 25(b)(ii))	(note 25(b)(iii))	(note 25(b)(iv))	(note 25(b)(v))	(note 25(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2011	154,938	532,768	—	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Profit for the year	—	—	—	—	—	—	—	162,816	162,816
Other comprehensive income	—	—	—	—	(20,566)	—	—	—	(20,566)

Total comprehensive income for the year	—	—	—	—	(20,566)	—	—	162,816	142,250

Repurchase of shares	—	—	(10,513)	—	—	—	—	—	(10,513)
Exercise of share options	453	4,674	—	—	—	(1,650)	—	—	3,477
Equity settled share-based transactions	—	—	—	—	—	23,710	—	—	23,710
Disposal of a subsidiary	—	—	—	(3,800)	—	—	—	3,800	—
Appropriations	—	—	—	15,037	—	—	—	(15,037)	—

At March 31, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

Consolidated statements of changes in equity

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010 (continued)

(Expressed in Renminbi)

(Unaudited)
	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 25(a))	(note 25(b)(i))	(note 25(b)(ii))	(note 25(b)(iii))	(note 25(b)(iv))	(note 25(b)(v))	(note 25(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2011	154,938	532,768	—	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Profit for the period	—	—	—	—	—	—	—	12,628	12,628
Other comprehensive income	—	—	—	—	(6,508)	—	—	—	(6,508)

Total comprehensive income for the period	—	—	—	—	(6,508)	—	—	12,628	6,120

Equity settled share-based transactions	—	—	—	—	—	5,124	—	—	5,124

At June 30, 2011	154,938	532,768	—	41,269	(21,946)	29,084	217,267	337,611	1,290,991

Consolidated statements of changes in equity

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 25(a))	(note 25(b)(i))	(note 25(b)(ii))	(note 25(b)(iii))	(note 25(b)(iv))	(note 25(b)(v))	(note 25(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

Loss for the period	—	—	—	—	—	—	—	(8,464)	(8,464)
Other comprehensive income	—	—	—	—	1,254	—	—	—	1,254

Total comprehensive income for the period	—	—	—	—	1,254	—	—	(8,464)	(7,210)

Equity settled share-based transactions	—	—	—	—	—	4,192	—	—	4,192

At June 30, 2012	155,391	537,442	(10,513)	52,506	(34,750)	50,212	217,267	468,098	1,435,653

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010

(Expressed in Renminbi)

		Three months ended June 30,		Years ended March 31,
	Note	2012	2011	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)
Operating activities

(Loss)/profit before taxation		(8,336)	12,628	167,231	133,476	111,092
Adjustments for:
Amortization of lease prepayments		14	26	87	103	104
Depreciation		18,065	15,329	65,885	47,406	35,057
Equity settled share-based transactions		4,192	5,124	23,710	21,678	5,773
Changes in fair value less costs to sell of biological assets		(22,964)	(36,163)	(286,927)	(241,896)	(152,743)
Interest income		(909)	(292)	(1,310)	(254)	(101)
Interest expense		2,792	2,787	10,781	4,643	—
Gain on disposal of subsidiaries	26	—	—	(1,309)	—	(540)
Net loss on disposal of property, plant and equipment and lease prepayment		79	73	2,153	5,143	3,142
Impairment losses on property, plant and equipment and prepayments		—	—	14,823	—	—
Foreign exchange loss/(gain)		330	(1,326)	(7,630)	(2,261)	(529)

		(6,737)	(1,814)	(12,506)	(31,962)	1,255
Changes in working capital:
Changes in current biological assets due to plantations		(37,627)	(40,731)	(162,201)	(134,070)	(99,854)
Changes in inventories, net of effect of harvested crops transferred to inventories		102,089	100,987	439,116	346,468	228,881
(Increase)/decrease in trade and other receivables		(4,724)	15,706	295	(35,310)	(8,252)
Decrease/(increase) in long-term deposits and prepayments		3,192	3,033	7,561	(21,025)	(10,021)
(Decrease)/increase in trade and other payables		(2,842)	5,277	17,265	5,459	5,592

Cash generated from operations		53,351	82,458	289,530	129,560	117,601
Income tax paid		—	—	(2,881)	(101)	—

Net cash generated from operating activities		53,351	82,458	286,649	129,459	117,601

Consolidated statements of cash flows

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010

(continued)

(Expressed in Renminbi)

		Three months ended June 30,		Years ended March 31,
	Note	2012	2011	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)
Investing activities

Interest received		909	292	1,310	254	101
Plantations of non-current biological assets		(480)	(518)	(1,656)	(1,692)	(624)
Payment for the purchase of property, plant and equipment		(4,746)	(3,751)	(6,797)	(9,520)	(6,122)
Payment for construction in progress and prepayments		(60,904)	(109,244)	(339,046)	(262,704)	(161,378)
Proceeds from disposal of property, plant and equipment and lease prepayment		—	1,000	5,331	13,411	7,658
Net cash outflow from disposal of subsidiaries		—	—	3,737	—	—

Net cash used in investing activities		(65,221)	(112,221)	(337,121)	(260,251)	(160,365)

Consolidated statements of cash flows

for the three months ended June 30, 2012 and

the years ended March 31, 2012, 2011 and 2010

(continued)

(Expressed in Renminbi)

		Three months ended June 30,		Years ended March 31,
	Note	2012	2011	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)
Financing activities

Interest paid		(5,305)	(5,378)	(10,521)	(5,803)	(1,133)
Proceeds from bank loans		—	—	10,000	53,632	34,300
Repayment of bank loan		—	(6,000)	(6,000)	—	—
Repayment to a director		—	—	—	(40)	—
Proceeds from municipal government loan		—	—	—	—	410
Repayment of municipal government loan		—	—	—	(1,410)	—
Net proceeds from issue of preferred shares		—	—	—	—	40,657
Proceeds received from exercise of share options		—	—	3,161	22,245	—
Payment for repurchase of shares		—	—	(10,185)	—	—
Net proceeds from issue of ordinary shares, net of issuing costs		—	—	—	534,891	—

Net cash (used in)/generated from financing activities		(5,305)	(11,378)	(13,545)	603,515	74,234

Net (decrease)/increase in cash		(17,175)	(41,141)	(64,017)	472,723	31,470
Cash at beginning of the period/year		520,475	598,722	598,722	139,207	107,939
Effect of foreign exchange rate changes		1,206	(6,090)	(14,230)	(13,208)	(202)

Cash at end of the period/year	19	504,506	551,491	520,475	598,722	139,207

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	General information

(a)	Principal activities and reorganization

Le Gaga Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 6, 2010 as the holding company of China Linong International Limited (“China Linong”) and its subsidiaries in connection with the initial public offering (the “IPO”) of the Company’s American depositary shares on the NASDAQ Global Select Market, which was completed in October 2010. The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (hereinafter collectively referred as the “Group”) are principally engaged in cultivating and processing of vegetables in the People’s Republic of China (the “PRC”) for distribution to markets in the PRC.

On July 16, 2010, the Company issued ordinary shares and preferred shares to the existing ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio (the “Reorganization”). Upon the completion of the Reorganization, the Company became the holding company of the Group.

(b)	Change in Fiscal Year End

On August 24, 2012, the Board of Directors of the Company (the “Board”) approved a change in the Company’s fiscal year end from March 31 to June 30. The change in year end is to align the Company’s fiscal reporting period and its annual budget planning with the Company’s production and sales cycle.

As a result of this change, the Company is required to file a transition report to the Securities and Exchange Commission covering the three-month transition period ended June 30, 2012. References to any of the Company’s years in the accompanying consolidated financial statements refer to the fiscal year ended March 31 of that year. The comparative financial information with respect to the three months ended June 30, 2011 is unaudited.

2	Significant accounting policies

(a)	Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). IFRSs include International Accounting Standards (“IASs”) and interpretations. The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 23, 2012.

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

(c)	Changes in accounting policies

The IASB has issued a few amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the amendments to IFRS 7, Financial instruments: Disclosures—Transfer of financial assets are relevant to the Group’s financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 30).

The amendments to IFRS 7 require certain disclosures for all transferred financial assets that are not derecognised and for any continuing involvement in a transferred asset existing at the balance sheet date, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments.

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

2	Significant accounting policies (continued)

(r)	Employee benefits (continued)

(ii)	Share-based payments

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

Income tax for the period/year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combinations or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period/year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2	Significant accounting policies (continued)

(s)	Income tax (continued)

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

2	Significant accounting policies (continued)

(s)	Income tax (continued)

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

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

2	Significant accounting policies (continued)

(u)	Revenue recognition (continued)

(ii)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(iii)	Government grants

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

During the three months ended June 30, 2012, no government grant (three months ended June 30, 2011 (unaudited): Nil; year ended March 31, 2012: Nil; year ended March 31, 2011: RMB95,000; year ended March 31, 2010: RMB135,000) that compensated the Group for expenses incurred in research and development activities were deducted from the related expenses, and no government grants (three months ended June 30, 2011 (unaudited): Nil; year ended March 31, 2012: RMB1,100,000; year ended March 31, 2011: RMB723,000; year ended March 31, 2010: RMB592,000) that compensated the Group for the cost of construction of certain buildings and farmland infrastructure were deducted from the carrying amount of the respective construction in progress.

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

Foreign currency transactions during the period/year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates.

2	Significant accounting policies (continued)

(v)	Translation of foreign currencies (continued)

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

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to ordinary and preferred shareholders by the weighted average number of ordinary and preferred shares outstanding during the period/year.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preferred shareholders and the weighted average number of ordinary and preferred shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

2	Significant accounting policies (continued)

(z)	Earnings per share (continued)

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

3	Accounting estimates and judgements (continued)

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

An analysis of the Group’s revenue by the categories of customers for the three months ended June 30, 2012 and 2011 and the years ended March 31, 2012, 2011 and 2010 is as follows:

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
Wholesalers	63,968	62,542	289,976	213,974	137,546
Institutional customers	54,224	51,412	197,394	149,131	100,969
Supermarkets	5,047	9,347	31,880	43,099	41,235
Others	9	31	149	568	762

	123,248	123,332	519,399	406,772	280,512

The Group’s customer base is diversified and sales to the largest customer accounted for 10.8% of revenue in the three months ended June 30, 2012. No single customer accounted for over 10% of revenue during three months ended June 30, 2011 and the years ended March 31, 2012, 2011 and 2010. Details of concentrations of credit risk are set out in note 27.

4	Revenue and segment information (continued)

Further details regarding the Group’s principal activities are disclosed as follows:

(b)	Segment information

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

For the purposes of assessing the Group’s performance, the Group’s senior executive management monitors segment performance according to the operating results after charging the cost of inventories used, packing expenses, land preparation costs and natural disaster losses but before biological fair value adjustments, other income and expenses as set out in the reconciliation in note 4(b)(ii) below.

(i)	Analysis of segment results

	Three months ended June 30,
	2012			2011 (unaudited)
	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue	122,880	368	123,248	122,970	362	123,332

Segment profit	55,197	231	55,428	60,798	224	61,022

Depreciation and amortization	(17,411)	(14)	(17,425)	(14,673)	(43)	(14,716)

4	Revenue and segment information (continued)

(b)	Segment information (continued)

(i)	Analysis of segment results (continued)

	Years ended March 31,
	2012			2011			2010
	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue	517,783	1,616	519,399	405,398	1,374	406,772	279,852	660	280,512

Segment profit	274,522	1,078	275,600	217,476	905	218,381	146,649	346	146,995

Depreciation and amortization	(63,406)	(87)	(63,493)	(45,425)	(154)	(45,579)	(33,723)	(81)	(33,804)

4	Revenue and segment information (continued)

(b)	Segment information (continued)

(ii)	Reconciliation of segment profit

Reconciliation of reportable segment profit to consolidated profit before taxation is disclosed as follows:

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
Segment profit	55,428	61,022	275,600	218,381	146,995
Other income	466	135	3,330	124	626
Research and development expenses	(2,291)	(2,061)	(9,091)	(7,298)	(6,519)
Selling and distribution expenses	(6,516)	(8,882)	(32,120)	(24,949)	(18,207)
Administrative expenses	(13,155)	(14,361)	(58,519)	(68,978)	(25,059)
Impairment losses on property, plant and equipment and prepayments	—	—	(14,823)	—	—
Other expenses	(132)	(133)	(2,551)	(5,590)	(3,167)
Net finance (costs)/ income	(3,137)	150	1,057	(1,762)	(608)
Biological assets fair value adjustment	(38,999)	(23,242)	4,348	23,548	17,031

(Loss)/profit before taxation	(8,336)	12,628	167,231	133,476	111,092

(iii)	Geographical information

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

5	Other income and other expenses

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
Other income

Gain on disposal of subsidiaries (note 26)	—	—	1,309	—	540
Incentive payment from depositary bank	427	—	980	—	—
Rental income	—	135	750	—	—
Sundry income	39	—	291	124	86

	466	135	3,330	124	626

Other expenses

Net loss on disposal of property, plant and equipment	(79)	(73)	(2,153)	(5,143)	(3,142)
Natural disasters losses	—	—	—	(480)	(237)
Others	(53)	(60)	(398)	(447)	(25)

	(132)	(133)	(2,551)	(6,070)	(3,404)

6	Finance income and finance costs recognized in profit or loss

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
Finance income

Interest income on bank deposits	909	292	1,310	254	101
Net foreign exchange gain	—	2,645	10,528	2,627	—

	909	2,937	11,838	2,881	101

Finance costs

Interest on bank loans	(2,792)	(2,787)	(10,781)	(9,040)	(1,133)
Net foreign exchange loss	(1,254)	—	—	—	(709)

	(4,046)	(2,787)	(10,781)	(9,040)	(1,842)
Less: Interest expense capitalized into construction in progress	—	—	—	4,397	1,133
	(4,046)	(2,787)	(10,781)	(4,643)	(709)

Net finance (costs)/ income recognized in profit or loss	(3,137)	150	1,057	(1,762)	(608)

7	(Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging:

		Three months ended June 30,		Years ended March 31,
		2012	2011	2012	2011	2010
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)
(a)	Staff costs
	Contributions to defined contribution retirement plans	149	202	699	701	502
	Equity settled share-based payment expenses	3,813	4,627	21,564	19,460	4,096
	Salaries, wages and other benefits	17,661	16,466	67,117	56,474	38,275

		21,623	21,295	89,380	76,635	42,873

(b)	Other items
	Amortization of lease prepayments	14	26	87	103	104
	Depreciation	18,065	15,329	65,885	47,406	35,057
	Equity settled share-based payment expenses in respect of the Company’s consultants	379	497	2,146	2,218	1,677
	Impairment losses
	– property, plant and equipment (note 11)	—	—	12,771	—	—
	– long-term prepayments (note 14)	—	—	2,052	—	—
	Auditors’ remuneration	1,444	1,276	5,686	3,869	1,774
	Operating lease charges: minimum lease payments in respect of farmland and premises	4,384	3,386	14,738	9,996	9,273

(c)	Land preparation costs

	Land preparation costs represent costs incurred before the commencement of agricultural activities on farmland and cost of maintenance of idle farmland during the rotation period.

8	Income tax in the consolidated income statements

(a)	Taxation in the consolidated income statements represents:

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
Current tax
PRC withholding tax on dividends (note (v))	—	—	3,353	101	607
US withholding tax on incentive payment (note (iv))	—	—	2,099	—	—
PRC withholding tax on capital gains (note (vi))	—	—	358	—	283
Provision for PRC income tax (note (vii))	—	—	1,317	—	—
Over-provision in respect of prior years	—	—	(641)	—	—

Deferred tax	—	—	6,486	101	890
Origination of temporary differences	128	—	(2,071)	—	—

	128	—	4,415	101	890

8	Income tax in the consolidated income statements (continued)

(b)	Reconciliation between tax expense and accounting (loss)/profit at applicable tax rates:

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
(Loss)/profit before taxation	(8,336)	12,628	167,231	133,476	111,092

Notional tax on profit before taxation, calculated at the rates applicable to the tax jurisdictions concerned (note (i))	897	5,806	53,256	47,812	35,178
Effect of non-taxable income	(49)	—	(528)	(110)	(4,429)
Effect of non-deductible expenses	—	—	—	26	14
Effect of tax concessions (note (ii))	(1,074)	(5,876)	(53,397)	(48,570)	(32,906)
Effect of tax loss not recognized (note (iii))	226	70	570	842	2,143
Effect of tax on gain on disposal of an asset (note (vii))	—	—	1,416	—	—
US withholding tax on incentive payment (note (iv))	128	—	258	—	—
PRC withholding tax on dividends (note (v))	—	—	3,353	101	607
PRC withholding tax on capital gains (note (vi))	—	—	128	—	283
Over-provision in respect of prior years	—	—	(641)	—	—

Actual tax expense	128	—	4,415	101	890

8	Income tax in the consolidated income statements (continued)

Notes:

(i)	Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands (“BVI”), the Group is not subject to any tax on income or capital gains in the Cayman Islands and the BVI.

The Hong Kong statutory profits tax rate is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%.

(ii)	According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the PRC statutory income tax rate is 25%, however, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

(iii)	No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses or had tax losses brought forward to offset estimated assessable profits for the three months ended June 30, 2012 and 2011 and the years ended March 31, 2012, 2011 and 2010.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the three months ended June 30, 2012 and 2011 and the years ended March 31, 2012, 2011 and 2010.

(iv)	The Company has entered into a contract with its depositary bank for American Depositary Shares (“ADS”) depositary service for a term of 5 years. During the year ended March 31, 2012, the depositary bank provided an incentive payment of US$1,100,000 to the Company which is refundable to the extent that the service contract is early terminated before the expiry of the 5-year term. The incentive amount is recorded as deferred income in the consolidated balance sheet (see note 22), which is amortized and recognized as other income over the contract term on a straight-line basis. The Company received a net payment of US$770,000 (equivalent to RMB4,897,000) from the depositary bank, after the deduction of a 30% withholding tax on the gross incentive payment, as required under the relevant U.S. tax laws. Such withholding tax amounted to US$330,000 (equivalent to RMB2,099,000). Deferred tax asset was recognized in respect of such deferred income upon receipt of the incentive payment during the year ended March 31, 2012.

8	Income tax in the consolidated income statements (continued)

Notes: (continued)

(v)	Pursuant to the PRC’s new Income Tax Law and its relevant regulations, dividends payable to foreign corporate investors are subject to a 10% withholding tax for earnings generated since January 1, 2008. Under the Mainland China/Hong Kong Special Administrative Region (“HKSAR”) taxation arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

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

8	Income tax in the consolidated income statements (continued)

Notes: (continued)

(vii)	During the year ended March 31, 2012, Land V. Limited (Fujian) disposed of its processing factory located at Lianjiang, Fujian Province for a consideration of RMB2,300,000 which is subject to PRC income tax of RMB575,000 and PRC land appreciation tax of RMB742,000.

9	(Loss)/earnings per ordinary/preferred share

(a)	Basic (loss)/earnings per ordinary/preferred share

During the years ended March 31, 2011 and 2010, the Group had in issue ordinary shares and preferred shares. On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the IPO of the ordinary shares of the Group. The automatic conversion did not result in the retrospective adjustments to any previously reported basic and diluted earnings per share since the weighted average number of shares used in the calculation of basic and diluted earnings per share for periods prior to the conversion has included both ordinary and preferred shares.

For the purpose of calculating basic and diluted (loss)/earnings per share, the number of ordinary and preferred shares used in the calculation reflects the effect of the 1,000-for-1 share exchange in connection with the Reorganization described in note 1(a) on a retrospective basis as if the event had occurred at the beginning of the earliest period presented.

The calculation of basic (loss)/profit per share is based on the (loss)/profit attributable to ordinary and preferred equity shareholders of the Group of a loss of RMB8,464,000 (three months ended June 30, 2011 (unaudited): profit of RMB12,628,000; year ended March 31, 2012: profit of RMB162,816,000; year ended March 31, 2011: profit of RMB133,375,000; year ended March 31, 2010: profit of RMB110,202,000) and the weighted average number of ordinary and preferred shares outstanding, calculated as follows:

9	(Loss)/earnings per ordinary/preferred share (continued)

(a)	Basic (loss)/earnings per ordinary/preferred share (continued)

Weighted average number of ordinary and preferred shares:

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
		(unaudited)
Issued ordinary and preferred shares at beginning of the period/year	2,300,782,150	2,293,591,000	2,293,591,000	1,753,997	1,674,870
Preferred shares issued	—	—	—	—	15,609

	2,300,782,150	2,293,591,000	2,293,591,000	1,753,997	1,690,479
Effect of share exchange in connection with the Reorganization	—	—	—	1,752,243,003	1,688,788,521
Effect of treasury shares	(19,351,850)	—	(7,425,000)	—	—
Effect of share options exercised	—	—	969,000	50,997,000	—
Effect of shares issued under IPO	—	—	—	192,822,000	—

Weighted average number of ordinary and preferred shares at end of the period/year	2,281,430,300	2,293,591,000	2,287,135,000	1,997,816,000	1,690,479,000

9	(Loss)/earnings per ordinary/preferred share (continued)

(b)	Diluted (loss)/earnings per ordinary/preferred share

The calculation of diluted (loss)/earnings per share is based on the (loss)/profit attributable to ordinary and preferred equity shareholders of the Group of a loss of RMB8,464,000 (three months ended June 30, 2011 (unaudited): profit of RMB12,628,000; year ended March 31, 2012: profit of RMB162,816,000; year ended March 31, 2011: profit of RMB133,375,000; year ended March 31, 2010: profit of RMB110,202,000) and the weighted average number of ordinary and preferred shares outstanding, calculated as follows:

Weighted average number of ordinary and preferred shares (diluted):

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
		(unaudited)
Weighted average number of ordinary and preferred shares at beginning of the period/year	2,281,430,300	2,293,591,000	2,287,135,000	1,997,816,000	1,690,479,000
Effect of deemed issue of shares under the Company’s share option schemes	—	88,389,000	67,614,000	68,160,000	23,906,000

Weighted average number of ordinary and preferred shares (diluted) at end of the period/year	2,281,430,300	2,381,980,000	2,354,749,000	2,065,976,000	1,714,385,000

For the three months ended June 30, 2012, the computation of diluted loss per share does not assume the conversion of the Company’s outstanding share options since it would have been anti-dilutive.

For the three months ended June 30, 2011 (unaudited), 45,872,001 options issued under the Group’s share option schemes (year ended March 31, 2012: 44,971,801 options; year ended March 31, 2011: Nil; year ended March 31, 2010: 151,430 options and the conversion option of bank loan (see note 20)) were excluded from the diluted weighted average number of shares calculation as their effect would have been anti-dilutive.

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

The Group also operates a Mandatory Provident Fund Scheme (the “MPF Scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$25,000. Contributions to the plan vest immediately.

The Group does not have any other pension schemes for its employees in respect of the subsidiaries outside PRC-mainland and Hong Kong. The directors of the Company are of the opinion that the Group did not have any significant liabilities beyond the above contributions in respect of the retirement benefits of its employees.

11	Property, plant and equipment

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2009	53,215	205,609	17,049	3,449	1,426	280,748
Exchange adjustments	—	—	—	(5)	—	(5)
Additions	800	600	4,138	274	312	6,124
Transfer from construction in progress (note 12)	47,331	114,294	3,738	—	—	165,363
Disposals	(6,027)	(17,875)	(1,243)	(328)	(367)	(25,840)

As at March 31, 2010	95,319	302,628	23,682	3,390	1,371	426,390

Accumulated depreciation:
As at April 1, 2009	9,129	24,796	5,118	2,101	511	41,655
Exchange adjustments	—	—	—	(4)	—	(4)
Charge for the year	7,304	21,716	5,391	371	275	35,057
Written back on disposals	(1,399)	(5,398)	(898)	(277)	(208)	(8,180)

As at March 31, 2010	15,034	41,114	9,611	2,191	578	68,528

Net book value:
As at March 31, 2010	80,285	261,514	14,071	1,199	793	357,862

11	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2010	95,319	302,628	23,682	3,390	1,371	426,390
Exchange adjustments	—	—	—	(46)	(14)	(60)
Additions	160	231	7,710	561	858	9,520
Transfer from construction in progress (note 12)	43,456	225,456	515	—	—	269,427
Disposals	(2,201)	(15,308)	(1,303)	(1,189)	(250)	(20,251)

As at March 31, 2011	136,734	513,007	30,604	2,716	1,965	685,026

Accumulated depreciation:
As at April 1, 2010	15,034	41,114	9,611	2,191	578	68,528
Exchange adjustments	—	—	—	(21)	(5)	(26)
Charge for the year	11,340	29,665	5,680	390	331	47,406
Written back on disposals	(603)	(3,515)	(598)	(1,188)	(224)	(6,128)

As at March 31, 2011	25,771	67,264	14,693	1,372	680	109,780

Net book value:
As at March 31, 2011	110,963	445,743	15,911	1,344	1,285	575,246

11	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2011	136,734	513,007	30,604	2,716	1,965	685,026
Exchange adjustments	—	(70)	—	(36)	(17)	(123)
Additions	100	253	5,765	563	116	6,797
Transfer from construction in progress (note 12)	42,815	160,749	932	—	—	204,496
Disposals
– through disposal of subsidiary	(11,163)	(8,250)	(198)	—	—	(19,611)
– others	—	(5,030)	(9,776)	(198)	(418)	(15,422)

As at March 31, 2012	168,486	660,659	27,327	3,045	1,646	861,163

Accumulated depreciation:
As at April 1, 2011	25,771	67,264	14,693	1,372	680	109,780
Exchange adjustments	—	(4)	—	(18)	(4)	(26)
Charge for the year	15,559	43,264	6,339	412	311	65,885
Impairment loss	4,055	8,711	5	—	—	12,771
Written back on disposals
– through disposal of subsidiary	(4,686)	(4,308)	(119)	—	—	(9,113)
– others	(28)	(2,391)	(8,690)	(131)	(191)	(11,431)

As at March 31, 2012	40,671	112,536	12,228	1,635	796	167,866

Net book value:
As at March 31, 2012	127,815	548,123	15,099	1,410	850	693,297

11	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2012	168,486	660,659	27,327	3,045	1,646	861,163
Exchange adjustments	—	49	—	5	2	56
Additions	—	—	4,500	171	75	4,746
Transfer from construction in progress (note 12)	1,000	19,298	—	—	—	20,298
Disposals	—	(3,778)	(619)	—	(80)	(4,477)

As at June 30, 2012	169,486	676,228	31,208	3,221	1,643	881,786

Accumulated depreciation:
As at April 1, 2012	40,671	112,536	12,228	1,635	796	167,866
Exchange adjustments	—	4	—	3	1	8
Charge for the period	4,150	11,960	1,782	104	69	18,065
Written back on disposals	—	(3,778)	(548)	—	(72)	(4,398)

As at June 30, 2012	44,821	120,722	13,462	1,742	794	181,541

Net book value:
As at June 30, 2012	124,665	555,506	17,746	1,479	849	700,245

11	Property, plant and equipment (continued)

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

Farmland infrastructure and certain buildings are built on the leased farmland and the directors of the Company are of the opinion that the Group is entitled to the beneficial title of such farmland infrastructure and buildings over the term of land leases, the carrying value of those farmland infrastructure and buildings amounted to approximately RMB549,107,000, RMB541,702,000, RMB439,347,000 and RMB254,859,000 at June 30, 2012 and March 31, 2012, 2011 and 2010 respectively.

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

12	Construction in progress

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the period/year	52,441	24,294	17,402	18,988
Additions	36,484	232,643	276,319	163,777
Transfer to property, plant and equipment (note 11)	(20,298)	(204,496)	(269,427)	(165,363)

At end of the period/year	68,627	52,441	24,294	17,402

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective balance sheet dates.

13	Lease prepayments

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At beginning of the period/year	1,471	2,828	2,828	2,828
Exchange adjustments	7	—	—	—
Disposals	—	(1,357)	—	—

At end of the period/year	1,478	1,471	2,828	2,828

Accumulated amortization:
At beginning of the period/year	208	415	312	208
Charge for the period/year	14	87	103	104
Written back on disposals	—	(294)	—	—

At end of the period/year	222	208	415	312

Net book value:
At end of the period/year	1,256	1,263	2,413	2,516

Lease prepayments represent cost of land use rights paid to the PRC land bureau. The Group has been granted land use rights for a period of 50 years.

14	Long-term deposits and prepayments

Long-term deposits and prepayments represent prepayments for construction works, deposits to wholesalers and the prepaid marketing, pest control, environmental protection and land sanitation service costs and utilities expenses at the respective balance sheet dates:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Construction works	123,436	99,504	3,440	3,910
Prepaid environmental protection service costs	12,926	13,454	15,564	6,517
Prepaid land sanitation service costs	10,764	12,390	18,739	—
Prepaid pest control service costs	11,323	12,215	11,755	13,087
Deposits to wholesalers	4,080	4,080	3,080	3,080
Prepaid utilities expenses	1,773	1,830	2,058	2,309
Prepaid front-end fee in connection with the long-term bank loan	1,244	1,333	1,688	1,189
Prepaid advertising and promotion expenses	—	—	667	1,467

	165,546	144,806	56,991	31,559
Less: Impairment loss related to suspended cultivation bases	(2,052)	(2,052)	—	—

	163,494	142,754	56,991	31,559

The Group made prepayments to certain third party vendors during the three months ended June 30, 2012 and the years ended March 31, 2012, 2011 and 2010 for the provision of pest control, environmental protection and land sanitation service for periods of three to ten years.

During the year ended March 31, 2012, the Group suspended the operations of certain cultivation bases and impairment loss of RMB2,052,000 was recognized in respect of prepayments for pest control service and land sanitation service in relation to such cultivation bases.

15	Subsidiaries

The following list contains the particulars of subsidiaries of the Company as of June 30, 2012 and March 31, 2012, 2011 and 2010. The class of shares held is ordinary unless otherwise stated.

Name of company	Place and date of establishment/ incorporation and operation	Registered capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of June 30,	As of March 31,
			2012	2012	2011	2010

China Linong International Limited	BVI/ Hong Kong March 24, 2006	US$1,754	100%	100%	100%	100%	Investment holding

Land V. Group Limited	BVI/ Hong Kong March 24, 2005	US$1,050	100%	100%	100%	100%	Investment holding

China Linong (Hong Kong) Limited	Hong Kong July 22, 2011	HK$10,000	100%	100%	—	—	Investment holding

Linong (Fujian) Investment Holdings Limited	The PRC January 19, 2012	Registered capital of RMB200,000,000	100%	100%	—	—	Investment holding

Land V. Limited	Hong Kong October 31, 2001	HK$100,000	100%	100%	100%	100%	Sales of agricultural products

Hong Kong Linong Limited	Hong Kong November 10, 2006	HK$100,000	100%	100%	100%	100%	Sales of agricultural products

Linong Agriculture Technology (Shenzhen) Co. Limited	The PRC April 23, 2004	HK$10,000,000	100%	100%	100%	100%	Sales of agricultural products

Linong Agriculture Technology (Liaoyang) Co. Limited (note (b))	The PRC July 7, 2004	US$640,000	—	—	100%	100%	Growing, processing and sales of agricultural products

Land V. Limited (Fujian)	The PRC July 23, 2004	HK$15,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

15	Subsidiaries (continued)

Name of company	Place and date of establishment/ incorporation and operation	Registered capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of June 30,	As of March 31,
			2012	2012	2011	2010

Land V. Limited (Zhangjiakou)	The PRC October 18, 2006	HK$11,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

Linong Agriculture Technology (Shantou) Co. Limited (note (a))	The PRC May 9, 2007	US$1,000,000	—	—	100%	100%	Growing, processing and sales of agricultural products

Linong Agriculture Technology (Huizhou) Co. Limited	The PRC December 28, 2006	US$10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

Xiamen Land V. Group Co. Limited	The PRC March 20, 2007	US$1,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

Land V. Agriculture Technology (Ningde) Co. Limited	The PRC September 22, 2008	US$2,100,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

Fuzhou Land V. Group Co. Limited	The PRC June 12, 2008	US$10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

Land V. Agriculture Technology (Zhangzhou) Co. Limited	The PRC June 19, 2008	US$2,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

Liyuan Agriculture Technology (Quanzhou) Co. Limited	The PRC October 26, 2009	RMB10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

15	Subsidiaries (continued)

Name of company	Place and date of establishment/ incorporation and operation	Registered capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of June 30,	As of March 31,

			2012	2012	2011	2010

Liaoyang Liyuan Agricultural Products Co. Limited	The PRC April 28, 2010	RMB3,000,000	100%	100%	100%	—	Growing, processing and sales of agricultural products

Putian Land V. Group Co. Limited	The PRC December 23, 2010	Registered capital of US$20,000,000	100%	100%	100%	—	Growing, processing and sales of agricultural products

Linong (Sanming) Limited	The PRC May 23, 2012	RMB50,000,000	100%	—	—	—	Growing, processing and sales of agricultural products

Linong Agriculture Technology (Fuqing) Co. Limited	The PRC May 31, 2012	RMB50,000,000	100%	—	—	—	Growing, processing and sales of agricultural products

Linong Agriculture Technology (Xianyou) Co. Limited	The PRC June 19, 2012	RMB10,000,000	100%	—	—	—	Growing, processing and sales of agricultural products

Notes:

(a)	The Group disposed of Land V. Limited (Tianjin) during the year ended March 31, 2010 and Linong Agriculture Technology (Shantou) Co. Limited during the year ended March 31, 2012 (see note 26).

(b)	Linong Agricultural Technology (Liaoyang) Co. Limited was deregistered during the year ended March 31, 2012.

16	Biological assets

Biological assets represent the growing crops including vegetables, fresh fruits, tea trees in various cultivation bases located in the PRC-mainland.

(a)	Reconciliation of carrying amount of biological assets:

	As of June 30, 2012 RMB’000	As of March 31,
		2012 RMB’000	2011 RMB’000	2010 RMB’000

At beginning of the period/year	84,794	79,711	50,191	25,587
Changes in fair value less costs to sell	22,964	286,927	241,896	152,743
Plantation expenditure	38,107	163,857	135,762	100,478
Harvested crops transferred to inventories	(107,323)	(445,701)	(348,138)	(228,617)

At end of the period/year	38,542	84,794	79,711	50,191

Non-current portion	7,833	7,697	6,049	5,186
Current portion	30,709	77,097	73,662	45,005

At end of the period/year	38,542	84,794	79,711	50,191

Plantation expenditure comprises those costs that are directly attributable to cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticide, direct labour, operating lease charges on farmland, depreciation and other direct costs.

16	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets:

	As of June 30, 2012
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,833	7,833
Current	6,848	30,709	—	—	30,709

	6,848	30,709	1,150	7,833	38,542

	As of March 31, 2012
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,697	7,697
Current	7,092	77,097	—	—	77,097

	7,092	77,097	1,150	7,697	84,794

	As of March 31, 2011
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	6,049	6,049
Current	5,956	73,662	—	—	73,662

	5,956	73,662	1,150	6,049	79,711

	As of March 31, 2010
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	5,186	5,186
Current	6,833	45,005	—	—	45,005

	6,833	45,005	1,150	5,186	50,191

16	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets (continued):

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

Biological assets were stated at fair value less costs to sell as estimated by an independent appraiser using the net present value approach whereby projected future net cash flows were discounted at the rates of 15.8% for vegetables and fruits and 19.3% for tea and other trees as of June 30, 2012 (March 31, 2012: 16.0% and 19.4%; March 31, 2011: 16.6% and 20.2%; March 31, 2010: 14.7% and 18.4%) to provide a current market value of the biological assets.

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

•	Estimated future net cash flows are referenced to past experience from the management and historical records.

(c)	The quantity and amount of fair value less costs to sell of agricultural produce harvested during the period/year:

	As of June 30,		As of March 31,
	2012		2012		2011		2010
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
	(tons)	RMB’000	(tons)	RMB’000	(tons)	RMB’000	(tons)	RMB’000
Vegetables and fruits	34,947	107,323	144,192	445,701	123,294	348,138	98,076	228,617

(d)	Risks related to the Group’s biological assets:

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

17	Inventories

(a)	Inventories in the consolidated balance sheets comprise:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Agricultural materials	15,057	10,886	3,992	2,759
Consumables and packing materials	1,370	307	582	179
Agricultural produce	—	—	34	—

	16,427	11,193	4,608	2,938

Agricultural materials represent seeds, fertilizers and pesticides.

17	Inventories (continued)

(b)	Reconciliation of carrying amount of agricultural produce:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the period/year	—	34	—	—
Harvested crops transferred in from biological assets	107,323	445,701	348,138	228,617
Purchases during the period/year	660	9,645	9,107	9,660
Cost of inventories sold	(107,983)	(455,380)	(357,211)	(238,277)

At end of the period/year	—	—	34	—

(c)	The cost of inventories sold for the three months ended June 30, 2012 and the years ended March 31, 2012, 2011 and 2010 includes the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Purchases of agricultural produce	660	9,679	9,073	9,660
Plantation expenditure	45,360	163,122	129,790	92,905
Biological assets fair value adjustments	61,963	282,579	218,348	135,712

Cost of inventories sold	107,983	455,380	357,211	238,277

18	Trade and other receivables

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	32,876	29,804	40,131	19,595
Other receivables, deposits and prepayments	31,690	30,057	22,869	17,184

	64,566	59,861	63,000	36,779

All of the trade and other receivables are expected to be recovered within one year.

Included in other receivables, deposits and prepayments as of March 31, 2010 were amounts due from a director of China Linong of RMB46,000, which was unsecured, interest-free and repayable on demand. There was no amount due from a director of China Linong as of June 30, 2012 and March 31, 2012 and 2011.

No allowance for impairment of doubtful debts on trade receivables has been made as of June 30, 2012 and March 31, 2012, 2011 and 2010.

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Neither past due nor impaired	31,403	29,576	40,001	18,823

Less than 1 month past due	484	7	—	577
1 to 3 months past due	3	1	—	195
3 to 6 months past due	982	216	—	—
6 to 12 months past due	4	4	130	—

	1,473	228	130	772

	32,876	29,804	40,131	19,595

18	Trade and other receivables (continued)

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

19	Cash

Cash comprises:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Cash at bank	435,547	469,225	564,069	116,347
Cash in hand	68,959	51,250	34,653	22,860

	504,506	520,475	598,722	139,207

As of June 30, 2012, cash of RMB309,105,000 (March 31, 2012: RMB306,463,000; March 31, 2011: RMB155,992,000; March 31, 2010: RMB56,364,000) is denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

20	Bank loans

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current liabilities

DEG loan – non-current portion	61,998	75,875	78,835	34,290

Current liabilities

DEG loan – current portion	14,307	—	—	—

Other bank loan	10,000	10,000	6,000	—

	86,305	85,875	84,835	34,290

(a)	DEG loan

On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG—Deutsche Investitions—Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of US$18,000,000 (the “DEG Loan”). At June 30, 2012, the DEG Loan had been drawn down to an extent of US$12,000,000 (equivalent to RMB76,305,000) (March 31, 2012: US$12,000,000 (equivalent to RMB75,875,000); March 31, 2011: US$12,000,000 (equivalent to RMB78,835,000); March 31, 2010: US$5,000,000 (equivalent to RMB34,290,000)). The purpose of the DEG Loan is to finance the expansion of the Group’s farmland operations, which involve construction of greenhouse, infrastructure works, irrigation systems and accessory facilities in the cultivation bases of the Group.

(i)	Repayment terms and interest rates

The DEG Loan is repayable in equal semi-annual instalment of US$2,250,000 each from May 15, 2013 to November 15, 2016. Any undisbursed loan amounts and any amount outstanding under the DEG Loan which is converted as mentioned in note 20(a)(ii) shall be set off against the repayment installments in inverse order of their maturity.

The DEG Loan bears a floating interest rate at the aggregate of London Interbank Offered Rates for six months United States Dollars deposits (“six months USD LIBOR”) plus 12% per annum from the date of first disbursement of loan to interest conversion date, which is determined to be the date when the loan principal has been fully disbursed or the date on which the bank suspends or terminates the right of China Linong to disbursement of the undrawn portion of the loan principal if the total disbursement has not been made by December 30, 2010. The loan principal was not fully drawn down by the Group by December 30, 2010 and the interest conversion date was then determined to be December 30, 2010.

20	Bank loans (continued)

(a)	DEG loan (continued)

(i)	Repayment terms and interest rates (continued)

From the interest conversion date (December 30, 2010) up to May 14, 2013, the DEG Loan bears a fixed interest rate of 13.14% per annum based on the DEG Base Rate plus 12% per annum. During the three months ended June 30, 2012, the DEG Loan carried a weighted average interest rate of 13.14% (year ended March 31, 2012: 13.14%; year ended March 31, 2011: 12.73%; year ended March 31, 2010: 12.28%) per annum. From May 15, 2013 up to November 14, 2016, the DEG Loan will bear a floating interest rate at the aggregate of six months USD LIBOR plus 12% per annum.

(ii)	Conversion right

Pursuant to the Loan Agreement, DEG was provided the right to subscribe for new ordinary or preferred shares under certain conditions. In connection with the Company’s IPO, the conversion right of DEG was terminated effective on October 29, 2010.

(iii)	Prepayment option

The Group may prepay the whole or any part of the DEG Loan on any payment dates, which is defined as May 15, and November 15, in each year after the date of drawdown and up to November 15, 2016, and the prepaid amount shall be an amount of not less than US$2,250,000 or a multiple thereof. If the Group prepays any amount of the DEG Loan before May 15, 2013 while a fixed interest rate applies, the Group shall pay an amount necessary to compensate DEG for any loss DEG incurs in redeploying the prepaid amount in USD Treasury Bonds with a maturity corresponding to the remaining maturity of the DEG Loan prepaid until May 14, 2013 plus reasonable costs and expenses relating to such prepayment (“compensation”). No compensation will be applied on prepayment made on or after May 15, 2013 as long as prepayments are made on payment dates.

If the Group exercises the prepayment option before May 15, 2013, the redemption amounts, which is the aggregate amount of the prepaid amount and the compensation, would be significantly different from the amortized cost of the DEG Loan. Hence, the embedded derivative is not considered closely related to the DEG Loan and therefore the prepayment option has been accounted for as a derivative liability for which the Group has determined that the fair value is not material.

20	Bank loans (continued)

(a)	DEG loan (continued)

(iv)	Share retention and financial covenants

In connection with the DEG Loan, Mr Ma Shing Yung, Chief Executive Officer and the former Chairman and a shareholder of the Company, provided a share retention letter as amended and restated, to the effect that he, Grow Grand Limited, his wholly owned entity, and the Company will not sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him indirectly through Grow Grand Limited and the Company to fall below 509,770 shares without DEG’s consent. In addition, the Group is subject to the requirements of certain financial covenants in respect of the Loan. As at June 30, 2012, the Group was in compliance with such financial covenants.

(b)	Other bank loan

During the year ended March 31, 2012, a subsidiary of the Company obtained a banking facility of RMB40,000,000 which was secured by a personal guarantee given by Mr. Ma Shing Yung, at nil fee, and corporate guarantee given by another subsidiary of the Company. The facility was utilized to the extent of RMB10,000,000 as at June 30, 2012. The bank loan is unsecured, interest bearing at a fixed rate of 6.888% per annum and repayable within one year.

During the year ended March 31, 2011, the Group obtained a short-term bank loan of RMB6,000,000 in the PRC-mainland for general working capital purposes. The short-term bank loan was unsecured, interest bearing at a fixed rate of 6.2658% per annum and repayable within one year. This short-term bank loan was settled on June 21, 2011.

21	Loan from municipal government

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term municipal government loan	—	—	—	1,410

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

22	Trade and other payables

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Trade creditors	7,755	9,307	8,214	4,508
Deferred income	5,710	6,103	—	—
Other creditors and accrued charges	17,646	21,645	28,107	14,080
Amount due to a director	—	—	—	40

	31,111	37,055	36,321	18,628

All of the trade and other payables (including amount due to a director) are expected to be settled within one year.

Amount due to a director is unsecured, interest-free and repayable on demand.

23	Equity settled share-based transactions

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

23	Equity settled share-based transactions (continued)

On July 17, 2010, the Company granted 218,010,000 share options (“Le Gaga option”) to the options holders of China Linong at a 1,000-for-1 exchange ratio (“Share Options Exchange”). Each Le Gaga option gives the holder the right to subscribe for one ordinary Share in the Company. Upon the grant of Le Gaga options, 218,010 share options representing all outstanding share options of China Linong were cancelled on July 17, 2010. The grant of Le Gaga options was a replacement plan for the cancelled share options of China Linong and no increment fair value was resulted from the Share Options Exchange as the terms and conditions attached to Le Gaga options are the same as those options granted by China Linong on May 23, 2007, April 17, 2009 and March 29, 2010, respectively except for the corresponding adjustment for the exercise price to give effect to the 1,000-for-1 exchange ratio. The number of options and per share data disclosed in notes 23(a), (b) and (c) was adjusted if applicable to give effect of the 1,000-for-1 exchange ratio.

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

(a)	The terms and conditions of the grants are as follows:

	Number of share options				Vesting conditions (from the date	Contractual
	Directors	Consultants	Employees	Total	of grant)	term
Granted on May 23, 2007
	15,526,667	—	6,700,000	22,226,667	One year	10 years
	15,526,667	—	6,700,000	22,226,667	Two years	10 years
	15,526,666	—	6,600,000	22,126,666	Three years	10 years

	46,580,000	—	20,000,000	66,580,000

Granted on April 17, 2009
	8,748,667	5,666,667	1,666,667	16,082,001	One year	10 years
	8,748,667	5,666,667	1,666,667	16,082,001	Two years	10 years
	8,748,666	5,666,666	1,666,666	16,081,998	Three years	10 years

	26,246,000	17,000,000	5,000,000	48,246,000

23	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants are as follows: (continued)

	Number of share options				Vesting conditions (from the date	Contractual
	Directors	Consultants	Employees	Total	of grant)	term
Granted on March 29, 2010
	14,394,667	6,000,000	14,000,000	34,394,667	One year	10 years
	14,394,667	6,000,000	14,000,000	34,394,667	Two years	10 years
	14,394,666	6,000,000	14,000,000	34,394,666	Three years	10 years

	43,184,000	18,000,000	42,000,000	103,184,000

Granted on August 31, 2010
	5,600,000	1,800,000	12,600,000	20,000,000	One year	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Two years	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Three years	10 years

	16,800,000	5,400,000	37,800,000	60,000,000

Granted on June 10, 2011
	11,085,000	1,000,000	3,205,601	15,290,601	One year	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Two years	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Three years	10 years

	33,255,000	3,000,000	9,616,801	45,871,801

23	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows:

	As of June 30,		As of March 31,
	2012		2012		2011		2010
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$		US$		US$		US$
Outstanding at beginning of the period/year	0.089338	232,363,302	0.076493	197,516,001	0.062780	218,010,000	0.035402	66,580,000
Exercised during the period/year	—	—	0.076699	(7,191,150)	0.041538	(79,593,999)	—	—
Forfeited during the period/year	0.08	(1,800,000)	0.093296	(3,833,350)	0.08	(900,000)	—	—
Granted during the period/year	—	—	0.143	45,871,801	0.08	60,000,000	0.074817	151,430,000

Outstanding at end of the period/year	0.089411	230,563,302	0.089338	232,363,302	0.076493	197,516,001	0.062780	218,010,000

Exercisable at end of the period/year	0.0834	126,187,434	0.075855	96,914,833	0.075473	37,462,668	0.035402	44,460,000

23	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows: (continued)

The weighted average share price at the date of exercise for share options exercised during the year ended March 31, 2012 was US$0.10 (2011: US$0.10). No share options were exercised during the three months ended June 30, 2012 or the year ended March 31, 2010.

The options outstanding as of June 30, 2012 had a weighted average remaining contractual life of 7.94 years (March 31, 2012: 8.19 years; March 31, 2011: 8.96 years; March 31, 2010: 8.91 years).

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

	At April 17, 2009 (date of grant)	At March 29, 2010 (date of grant)	At August 31, 2010 (date of grant)	At June 10, 2011 (date of grant)
Fair value at measurement date	US$0.02035 - US$0.02385	US$0.02912 - US$0.03209	US$0.04571 - US$0.04862	US$0.06960 - US$0.07760

Share price	US$0.05015	US$0.06061	US$0.083	US$0.135

Exercise price	US$0.07293	US$0.07570	US$0.080	US$0.143

Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	51.30% - 53.70%	56.90%	57.60% - 58.70%	53.00%

Option life (expressed as weighted average life used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	5.5 - 6.5 years	5.5 -6.5 years	5.5 - 6.5 years	10 years

Expected dividends	—	—	—	—

Risk-free interest rate (based on USD China Sovereign Bond Rate)	3.75% - 3.90%	2.96% - 3.26%	2.51% - 2.75%	4.1184%

23	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions (continued)

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

24	Income tax in the consolidated balance sheets

(a)	Current taxation in the consolidated balance sheets represents:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Provision for PRC income/ withholding tax for the period/year	—	3,096	—	890
Balance in respect of prior years	6,537	3,441	4,082	3,192

	6,537	6,537	4,082	4,082

24	Income tax in the consolidated balance sheets (continued)

(b)	Deferred tax assets recognized

The component of deferred tax assets recognized in the consolidated balance sheets and the movements during the three months ended June 30, 2012 and the year ended March 31, 2012 are as follows:

	Property, plant and equipment and lease prepayment	Deferred income	Total
	RMB’000	RMB’000	RMB’000
Deferred tax arising from:

At April 1, 2011	—	—	—
Credited to profit or loss	230	1,841	2,071
Exchange difference	(1)	(10)	(11)

At March 31, 2012	229	1,831	2,060

At April 1, 2012	229	1,831	2,060
Charged to profit or loss	—	(128)	(128)
Exchange difference	1	10	11

At June 30, 2012	230	1,713	1,943

(c)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets as of June 30, 2012 in respect of cumulative tax losses of RMB30,523,000 and RMB7,382,000 (March 31, 2012: RMB29,282,000 and RMB7,297,000; March 31, 2011: RMB27,714,000 and RMB6,253,000; March 31, 2010: RMB24,282,000 and RMB5,570,000) arising from the subsidiaries in Hong Kong and in the PRC-mainland, respectively, as it is not probable that future taxable profits against which losses can be utilized will be available in the relevant entities. The tax losses of the subsidiaries in Hong Kong do not expire under current tax legislation while those of the subsidiaries in the PRC-mainland will expire in five years.

The cumulative tax losses of the subsidiaries in the PRC-mainland amounted to RMB7,382,000 as of June 30, 2012, of which RMB1,308,000, RMB1,700,000, RMB1,560,000, RMB1,208,000, RMB1,210,000 and RMB396,000 will expire, if unused, by December 31, 2012, 2013, 2014, 2015, 2016 and 2017 respectively.

24	Income tax in the consolidated balance sheets (continued)

(d)	Deferred tax liabilities not recognized

At June 30, 2012, deferred tax liabilities not recognized in respect of temporary differences relating to the undistributed profits of PRC subsidiaries amounted to RMB575,867,000 (March 31, 2012: RMB531,015,000; March 31, 2011: RMB348,264,000; March 31, 2010: RMB177,313,000) as the Group controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these accumulated profits will not be distributed in the foreseeable future by the PRC subsidiaries.

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

During the year ended March 31, 2012, 7,191,150 ordinary shares were issued in respect of the exercises of options.

25	Equity (continued)

(a)	Share capital (continued)

(i)	Share capital of the Company (continued)

	As of June 30,		As of March 31,
	2012		2012		2011
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000		RMB’000
Authorized:
Ordinary shares of US$0.01 each	5,000,000,000	338,590	5,000,000,000	338,590	5,000,000,000	338,590

Issued:
Ordinary shares:
At beginning of the period/year	2,300,782,150	155,391	2,293,591,000	154,938	—	—
Issue of ordinary shares upon incorporation	—	—	—	—	1	—
Issue of ordinary shares upon the Reorganization	—	—	—	—	1,050,000,000	71,104
Exercise of share options	—	—	7,191,150	453	79,593,999	5,383
Issue of ordinary shares upon the IPO	—	—	—	—	460,000,000	30,778
Automatic conversion of preferred shares into ordinary shares upon the IPO	—	—	—	—	703,997,000	47,673

At end of the period/year	2,300,782,150	155,391	2,300,782,150	155,391	2,293,591,000	154,938

Preferred shares:
At beginning of the period/year	—	—	—	—	—	—
Issue of preferred shares upon the Reorganization	—	—	—	—	703,997,000	47,673
Automatic conversion of preferred shares to ordinary shares upon the IPO	—	—	—	—	(703,997,000)	(47,673)

At end of the period/year	—	—	—	—	—	—

25	Equity (continued)

(a)	Share capital (continued)

(ii)	Share capital of China Linong

On January 18, 2010, China Linong issued 79,127 Series B1 Preferred Shares for US$75.7 per share pursuant to the Series B1 Shareholders Agreement dated January 18, 2010. The net proceeds of RMB40,656,000, after deducting share issuing expenses of RMB398,000, were credited to the capital.

	As of March 31,
	2011		2010
	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000
Authorized:
Ordinary shares of US$0.001 each	50,703,997	406	1,050,000	9

Preferred shares of US$0.001 each	—	—	703,997	6

Issued:
Ordinary shares:
At beginning of the year	1,050,000	9	1,050,000	9
Effect of share subdivision from US$1 each to US$0.001 each	—	—	—	—
Re-designation of preferred shares to ordinary shares	703,997	6	—	—

At end of the year	1,753,997	15	1,050,000	9

Preferred shares:
At beginning of the year	703,997	6	624,870	5
Re-designation of preferred shares to ordinary shares	(703,997)	(6)	—	—
Issue of Series B1 Preferred Shares	—	—	79,127	1

At end of the year	—	—	703,997	6

25	Equity (continued)

(a)	Share capital (continued)

(iii)	Ordinary shares

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

Treasury shares comprise the cost of the Company’s American Depositary Shares (“ADS”) held by the Company. As of June 30, 2012, the Company held 387,037 of its own ADSs (March 31, 2012: 387,037; March 31, 2011 and March 31, 2010: Nil).

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

The Group maintains sufficient capital (which comprises all components of equity) such that net current assets are maintained, i.e. it has the financial resources to repay all its current liabilities when they fall due.

The Group was not subject to any externally imposed capital requirements during the periods/years presented in these financial statements.

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

26	Disposal of subsidiaries (continued)

(b)	Disposal of Land V. Limited (Tianjin) (continued)

Net assets disposed of at the date of disposal:

RMB’000
Trade and other receivables	6,005

Net assets disposed of	6,005
Satisfied by wavier of amounts due to the Tianjin Subsidiary	(6,004)
Release of exchange reserve upon disposal of the Tianjin Subsidiary	(541)

Gain on disposal of the Tianjin Subsidiary	(540)

27	Financial risk management and fair values

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

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, the Group has certain concentrations of credit risk as 6.5% (March 31, 2012: 5.1%; March 31, 2011: 4.4%; March 31, 2010: 8.0%) and 17.3% (March 31, 2012: 13.0%; March 31, 2011: 14.8%; March 31, 2010: 15.1%) of the total trade and other receivables were due from the largest customer and the five largest customers respectively.

27	Financial risk management and fair values (continued)

(a)	Credit risk (continued)

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 18.

(b)	Currency risk

(i)	Forecast transactions

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

	As of June 30, 2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	79,057
Cash and cash equivalents	2	22,355	26,679
Trade and other payables	(17,908)	(23,068)	(617)

Net exposure arising from recognized assets and liabilities	(17,906)	(713)	105,119

27	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(ii)	Exposure to currency risk (continued)

	As of March 31, 2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	78,197
Cash and cash equivalents	210	2	26,837
Trade and other payables	(17,510)	(22,282)	(587)

Net exposure arising from recognized assets and liabilities	(17,300)	(22,280)	104,447

	As of March 31, 2011 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	19,363	—	52,880
Cash and cash equivalents	9,849	24,271	98,567
Trade and other payables	(21,506)	(175,388)	(3,036)

Net exposure arising from recognized assets and liabilities	7,706	(151,117)	148,411

	As of March 31, 2010 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	7,370	—	42,553
Cash and cash equivalents	7,667	20,992	—
Trade and other payables	(20,568)	(70,419)	—

Net exposure arising from recognized assets and liabilities	(5,531)	(49,427)	42,553

27	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(iii)	Sensitivity analysis

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

	As of June 30,		As of March 31,
	2012		2012		2011		2010
	Increase/ (decrease) in foreign exchange rates	Decrease/ (increase) in loss after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax
		’000		’000		’000		’000
Renminbi (note (a))	5%	5,287	5%	5,252	5%	7,421	5%	2,128
	(5)%	(5,287)	(5)%	(5,252)	(5)%	(7,421)	(5)%	(2,128)
Hong Kong	5%	(895)	5%	(865)	5%	928	5%	(948)
Dollars (note (b))	(5)%	895	(5)%	865	(5)%	(928)	(5)%	948
United States	5%	(36)	5%	(1,114)	5%	(1,258)	5%	865
Dollars (note (b))	(5)%	36	(5)%	1,114	(5)%	1,258	(5)%	(865)

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

The following tables show the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date the Group can be required to pay:

		Contractual undiscounted cash outflow
	Balance sheet carrying amount	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
June 30, 2012
Trade and other payables	31,111	31,111	—	—	31,111
Bank loans	86,305	34,786	35,380	36,608	106,774

	117,416	65,897	35,380	36,608	137,885

March 31, 2012
Trade and other payables	37,055	37,055	—	—	37,055
Bank loans	85,875	20,659	37,147	53,762	111,568

	122,930	57,714	37,147	53,762	148,623

March 31, 2011
Trade and other payables	36,321	36,321	—	—	36,321
Bank loans	84,835	16,735	10,359	91,380	118,474

	121,156	53,056	10,359	91,380	154,795

March 31, 2010
Trade and other payables	18,628	18,628	—	—	18,628
Bank loan	34,290	4,657	4,657	41,991	51,305
Loan from municipal government	1,410	—	778	784	1,562

	54,328	23,285	5,435	42,775	71,495

27	Financial risk management and fair values (continued)

(d)	Nature risk

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

All other financial instruments are carried at amounts not materially different from their fair values as of June 30, 2012 and March 31, 2012, 2011 and 2010 because of the immediate and short-term maturities of those financial instruments.

28	Material related party transactions

(a)	During the three months ended June 30, 2012 and the years ended March 31, 2012, 2011 and 2010, the directors of the Company are of the view that the following are related parties of the Group:

Name of party	Relationship
Ma Shing Yung	Chief Executive Officer and former Chairman of the Company and China Linong

Lui Ming Ho	Director of China Linong

New Oriental Group Limited (“New Oriental”)	An entity controlled by Luan Li, a former director of China Linong

28	Material related party transactions (continued)

(b)	In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(i)

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Amount due to a director—Ma Shing Yung
At beginning of the period/year	—	—	40	41
Exchange adjustments	—	—	—	(1)
Repayment to Ma Shing Yung	—	—	(40)	—

At end of the period/year (note 22)	—	—	—	40

Amount due from a director of China Linong—Lui Ming Ho
At beginning of the period/year	—	—	46	48
Exchange adjustments	—	—	—	(1)
Advance to Lui Ming Ho	—	—	—	2
Repayment from Lui Ming Ho	—	—	(46)	(3)

At end of the period/year (note 18)	—	—	—	46

Amount due to a director of the Company—Ma Shing Yung represents the advances received from Ma Shing Yung for financing the operations of the Group.

Amount due from a director of China Linong—Lui Ming Ho represents the advances made by the Group to Lui Ming Ho for operating expenses to be incurred in business development activities.

(ii)	During the year ended March 31, 2010, the Group disposed of one of the subsidiaries (see note 26) to New Oriental.

28	Material related party transactions (continued)

(b)	(continued)

(iii)	Remuneration for key management personnel of the Group is as follows:

	Three months ended June 30,		Years ended March 31,
	2012	2011	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)
Basic salaries, allowances and benefits in kind	1,383	1,505	6,474	5,501	2,462
Equity settled share-based payment expenses	3,176	3,535	16,909	15,732	4,096

	4,559	5,040	23,383	21,233	6,558

Total remuneration is included in “staff costs” (see note 7(a)).

29	Commitments and contingent liabilities

(a)	Capital commitments

Capital commitments outstanding at June 30, 2012 and March 31, 2012, 2011 and 2010 not provided for in the financial statements are as follows:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Contracted for	147,759	126,998	46,188	30,268
Authorized but not contracted for	229,726	252,140	172,363	136,313

	377,485	379,138	218,551	166,581

29	Commitments and contingent liabilities (continued)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	As of June 30,	As of March 31,
	2012	2012	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	14,308	14,479	10,592	7,343
After 1 year but within 5 years	56,128	56,333	44,607	32,486
After 5 years	130,391	133,675	106,955	70,103

	200,827	204,487	162,154	109,932

The Group leases a number of properties and cultivation bases under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c)	Environmental contingencies

The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of June 30, 2012 and March 31, 2012, 2011 and 2010. The directors of the Company are also not aware of any significant costs, expenses, penalties and liabilities resulting from violation of existing laws and regulations.

(d)	Contingent liabilities

As at June 30, 2012, a subsidiary of the Company had issued a corporate guarantee in respect of banking facility granted to another subsidiary of the Company which would remain in force so long as the subsidiary has drawn down under the banking facility. Under the corporate guarantee, the subsidiary is liable for all and any of the borrowings from the bank which is the beneficiary of the guarantee.

As at June 30, 2012, the directors of the Company did not consider it probable that a claim will be made against the Group under the above guarantee. The maximum liability of the Group as at June 30, 2012 under the corporate guarantee is the amount of the facilities utilized by the subsidiary of RMB10,000,000.

30	Possible impact of amendments, new standards and interpretations issued but not yet effective for the three months ended June 30, 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the three months ended June 30, 2012 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Amendments to IAS 1, Presentation of financial statements —Presentation of items of other comprehensive income	July 1, 2012

IFRS 10, Consolidated financial statements	January 1, 2013

IFRS 12, Disclosure of interests in other entities	January 1, 2013

IFRS 13, Fair value measurement	January 1, 2013

Annual improvements to IFRSs 2009-2011 Cycle	January 1, 2013

Amendments to IAS 32, Financial instruments: Presentation—Offsetting financial assets and financial liabilities	January 1, 2014

IFRS 9, Financial instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements of operations and financial position.