Form 20-F
period 2013-06-30
Le Gaga Holdings Ltd
filed 2013-10-24
CIK 1499506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

2,198,845,700 ordinary shares, par value $0.01 per share, as of June 30, 2013, after deducting 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013.

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

The words “may,” “could,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “future,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements about:

•	our anticipated growth strategies, including increasing our greenhouse coverage, increasing our production scale, converting our greenhouses to a soil-less production system, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability;

•	our future business development, results of operations and financial condition;

•	weather conditions that affect the production, harvest, transportation, storage and trade of fresh produce;

•	trends and competition in the fresh vegetable market;

•	future changes in laws or regulations affecting our business; and

•	changes in general economic and business conditions in China.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated income statement data (except for the earnings per ADS data) for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013 and the consolidated balance sheet data as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of March 31, 2009 and March 31, 2010 and the selected consolidated income statement data (except for the earnings per ADS data) for the fiscal years ended March 31, 2009 and March 31, 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. On August 24, 2012, our board of directors approved a change in our fiscal year end from March 31 to June 30. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report. The historical results do not necessarily indicate results expected for any future periods.

	Year Ended March 31,				Three Months Ended June 30,	Year Ended June 30,
	2009	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Consolidated Income Statement Data:
Revenue	198,995	280,512	406,772	519,399	123,248	576,274	93,895
Cost of inventories sold	(174,288)	(238,277)	(357,211)	(455,380)	(107,983)	(494,235)	(80,528)
Changes in fair value less costs to sell related to:
Crops harvested during the year/period	80,795	119,009	186,183	226,037	5,067	260,928	42,514
Growing crops on the farmland at the year/period end	16,548	33,734	55,713	60,890	17,897	16,576	2,701
Total changes in fair value less costs to sell of biological assets	97,343	152,743	241,896	286,927	22,964	277,504	45,215
Operating expenses	(61,983)	(83,278)	(156,219)	(184,772)	(43,428)	(203,612)	(33,176)
Results from operating activities	60,067	111,700	135,238	166,174	(5,199)	155,931	25,406
Profit/(loss) for the year/period	60,413	110,202	133,375	162,816	(8,464)	153,136	24,951

Earnings/(loss) per ordinary/preferred share (in cents)(1)
Basic	3.61	6.52	6.68	7.12	(0.37)	6.80	1.11

Diluted	3.57	6.43	6.46	6.91	(0.37)	6.80	1.11

Earnings/(loss) per ADS (in cents)
Basic	180.50	326.00	334.00	356.00	(18.50)	340.00	55.40

Diluted	178.50	321.50	323.00	345.50	(18.50)	340.00	55.40

Other Financial Data:
Adjusted cost of inventories sold(2)	(75,661)	(102,565)	(138,863)	(172,801)	(46,020)	(211,065)	(34,390)
Adjusted profit for the year/period(3)	64,837	98,944	151,828	197,001	34,727	166,801	27,177
Adjusted EBITDA(4)	89,042	135,603	201,200	266,331	56,071	261,299	42,574

	As of March 31,				As of June 30,
	2009	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Balance Sheet Data:
Cash	107,939	139,207	598,722	520,475	504,506	305,487	49,775
Total non-current assets	285,232	414,525	664,993	899,512	943,398	1,302,666	212,251
Total current assets	155,392	223,929	739,992	668,626	616,208	476,319	77,608
Total assets	440,624	638,454	1,404,985	1,568,138	1,559,606	1,778,985	289,859
Total non-current liabilities	1,000	35,700	78,835	75,875	61,998	—	—
Total current liabilities	14,958	22,710	46,403	53,592	61,955	226,462	36,898
Total liabilities	15,958	58,410	125,238	129,467	123,953	226,462	36,898
Total equity	424,666	580,044	1,279,747	1,438,671	1,435,653	1,552,523	252,961

	As of March 31,				As of June 30,
	2009	2010	2011	2012	2012	2013
Selected Operating Data:
Total arable land area(5)	16,525 mu (1,102 hectares)	18,850 mu (1,257 hectares)	20,402 mu (1,360 hectares)	25,063 mu (1,671 hectares)	26,124 mu (1,742 hectares)	29,382 mu (1,959 hectares)
Total greenhouse land area	3,117 mu (208 hectares)	4,420 mu (295 hectares)	6,779 mu (452 hectares)	8,615 mu (574 hectares)	8,915 mu (594 hectares)	11,963 mu (798 hectares)
Greenhouse land area as a percentage of total arable land area	18.9%	23.4%	33.2%	34.4%	34.1%	40.7%

	Year Ended March 31,				Three Months Ended June 30,	Year Ended June 30,
	2009	2010	2011	2012	2012	2013
Total production output	69,240 tonnes	98,076 tonnes	123,294 tonnes	144,192 tonnes	34,947 tonnes	138,212 tonnes
Production yield(6)(7)	3.9 tonnes per mu	5.4 tonnes per mu	6.4 tonnes per mu	7.0 tonnes per mu	1.7 tonnes per mu	5.9 tonnes per mu
Revenue-per-mu(6)(8)	RMB11,167	RMB15,497	RMB21,226	RMB25,207	RMB6,129	RMB24,547 ($4,000)

(1)	On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering. Prior to this conversion, holders of our ordinary and preferred shares had equal rights to receive dividends from our earnings. The automatic conversion did not result in retrospective adjustments to the previously reported amounts of basic and diluted earnings per share for the fiscal years ended March 31, 2009 and March 31, 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share includes both ordinary and preferred shares.
(2)	Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statement the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Set forth below is a reconciliation of adjusted cost of inventories sold to the most directly comparable IFRS measure, cost of inventories sold.

	Year Ended March 31,				Three Months Ended June 30,	Year Ended June 30,
	2009	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Cost of inventories sold	(174,288)	(238,277)	(357,211)	(455,380)	(107,983)	(494,235)	(80,528)
Less: biological assets fair value adjustment	98,627	135,712	218,348	282,579	61,963	283,170	46,138

Adjusted cost of inventories sold	(75,661)	(102,565)	(138,863)	(172,801)	(46,020)	(211,065)	(34,390)

(3)	Adjusted profit for the year/period is defined as profit for the year/period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement. As discussed in note (2) above, IAS 41 requires us to recognize in our income statement the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period, and to recognize cost of inventories sold at the deemed cost based on their fair value (less costs to sell) at the point of harvest. We believe that separate analysis of the net impact of these fair value adjustments, non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. Set forth below is a reconciliation of adjusted profit for the year/period to the most directly comparable IFRS measure, profit/(loss) for the year/period.

	Year Ended March 31,				Three Months Ended June 30,	Year Ended June 30,
	2009	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit/(loss) for the year/period	60,413	110,202	133,375	162,816	(8,464)	153,136	24,951
Add:
Non-cash share-based compensation	3,140	5,773	21,678	23,710	4,192	7,999	1,303
Impairment losses on property, plant and equipment and prepayments	—	—	—	14,823	—	—	—
Offering expenses	—	—	20,323	—	—	—	—

Less:
Net impact of biological assets fair value adjustment	1,284	(17,031)	(23,548)	(4,348)	38,999	5,666	923

Adjusted profit for the year/period	64,837	98,944	151,828	197,001	34,727	166,801	27,177

(4)	Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax (expenses) credit, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that separate analysis and exclusion of the impact of biological assets fair value adjustment under IAS 41, non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement adds clarity to the constituent parts of our performance and provides additional useful information for investors to assess the operating performance of our business.

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

Set forth below is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, profit/(loss) for the year/period.

	Year Ended March 31,				Three Months Ended June 30,	Year Ended June 30,
	2009	2010	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit/(loss) for the year/period	60,413	110,202	133,375	162,816	(8,464)	153,136	24,951
Add:
Amortization of lease prepayments	87	104	103	87	14	56	9
Depreciation	24,464	35,057	47,406	65,885	18,065	91,647	14,933
Finance costs	—	709	4,643	10,781	4,046	13,017	2,121
Income tax expenses/(credit)	200	890	101	4,415	128	(1,840)	(300)
Non-cash share-based compensation	3,140	5,773	21,678	23,710	4,192	7,999	1,303
Impairment losses on property, plant and equipment and prepayments	—	—	—	14,823	—	—	—
Biological assets fair value adjustment included in cost of inventories sold	98,627	135,712	218,348	282,579	61,963	283,170	46,138
Offering expenses	—	—	20,323	—	—	—	—

Less:
Finance income	546	101	2,881	11,838	909	8,382	1,366
Changes in fair value less costs to sell of biological assets	97,343	152,743	241,896	286,927	22,964	277,504	45,215

Adjusted EBITDA	89,042	135,603	201,200	266,331	56,071	261,299	42,574

(5)	Total arable land area includes land leased and either in operation, under construction or reserved by us, and excludes land that we used on a temporary basis.
(6)	For the purposes of calculating production yield and revenue-per-mu, average operating land area within each reporting period also includes land that we use on a temporary basis to generate the production output and revenue.
(7)	Production yield is calculated by dividing total production output by average operating land within each reporting period.
(8)	Revenue-per-mu is calculated by dividing revenue by average operating land within each reporting period.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.1374 to US$1.00, the noon buying rate in effect as of June 28, 2013 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 18, 2013, the noon buying rate was RMB6.0966 to US$1.00.

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

	Noon Buying Rate (RMB per US$1.00)
Period	Period End	Average(1)	Low	High
Fiscal Year ended June 30, 2009	6.8302	6.8271	6.8842	6.7800
Fiscal Year ended June 30, 2010	6.7815	6.8273	6.8358	6.7815
Fiscal Year ended June 30, 2011	6.4635	6.6271	6.8102	6.4628
Fiscal Year ended June 30, 2012	6.3530	6.3540	6.2790	6.4720
Fiscal Year ended June 30, 2013	6.1374	6.2312	6.3610	6.1340
2013
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August	6.1193	6.1213	6.1302	6.1123
September	6.1200	6.1198	6.1204	6.1178
October (through October 18, 2013)	6.0966	6.1134	6.1209	6.0966

(1)	Annual averages are calculated using the average of month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As of June 30, 2013, we had farmland and forestland with an aggregate area of 29,382 mu (1,959 hectares) that were leased and either in operation or under construction or reserved by us. Because we are legally prohibited from owning farmland or forestland, we typically lease the farmland or forestland from farmer households, the local villagers’ committees or the local governments who act on the behalf of farmer households. Most of our leases have terms of 10 to 20 years. If relevant governmental land policy changes so that we are no longer able to continue to lease the farmland or forestland, a significant number of farmer households, local villagers’ committees or local governments refuse to lease the farmland or forestland to us upon the expiration of their current leases on commercially reasonable terms, or at all, or we are unable to find new farmer households, local villagers’ committees or local governments that are willing to lease their farmland or forestland to us on commercially reasonable terms, or at all, our growth rate would be materially and adversely affected. In addition, farmland in China is highly fragmented and we generally enter into a few master lease agreements each with many neighboring land users to form one farm base, which makes our arable land expansion more complicated. Any of these disruptions could materially and adversely affect our production and revenue. Such disruptions could also damage customer relationships and loyalty if we cannot supply them with the quantities and varieties of vegetables that they expect.

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

The administrative system for the registration of agricultural land ownership and operation right is underdeveloped in areas where some of our production bases are located. In some areas, there are no established procedures for the issue of ownership certificates or operation right certificates. However, in some of these areas, our lessors have received governmental confirmations evidencing their rights to lease the land to us for operation. As of June 30, 2013, approximately 53% of our total land area had no ownership certificates or related governmental confirmations issued by local authorities. As of June 30, 2013, approximately 28% of the total land area we leased still had no operation right certificates or related governmental confirmations issued by local authorities. We cannot assure you that the governmental confirmations with respect to the lessors’ land ownership or land operating rights would not be revoked or otherwise rendered defective in any respect. The absence of title certificates or operating right certificates also subjects us to the risk that we do not have valid leases.

For leases not directly entered into with the holders of the operation right, authorization letters or consents from the holders of the operation right must be obtained. As of June 30, 2013, authorization letters or consents had not been obtained for approximately 39% of the total land area we leased. Failure to obtain the authorization letters or consents for the remaining land could render such leases unenforceable. Additionally, leases must also be filed with the local villagers’ committee, rural collective or local government. In addition, all leases are subject to the preemptive rights of other farmers in the same village or rural collective. If the preemptive rights are not exercised within two months from the date on which we start using the parcels of land, it is very likely that the PRC courts will not enforce such preemptive rights, although we cannot give any assurance in this regard. As of the date of this annual report, six months or more have passed since we started using most of the land we leased from the local villagers’ committees or local governments, and we have not received any claim from person purporting to assert the preemptive rights.

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

Production of fresh vegetables is vulnerable to extreme weather conditions such as windstorms, hailstorms, drought, temperature extremes and typhoons in southern China, as well as natural disasters such as earthquakes, forest fires and floods. Our production sites are particularly susceptible to weather conditions in the summer months, especially the typhoon season (between the months of June and October) in southern China. For example, super typhoon “Usagi” hit our production bases in Pingshan and Duozhu, Huidong, Guangdong Province in September 2013. These two production bases have greenhouses of a total area of 2,000 mu (133 hectares), part of which experienced various degrees of damage. Unfavorable conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can create substantial volatility relating to our business. We take into account the possibility of the occurrence of these adverse seasonal weather conditions in making our production plans to mitigate such risks. However, such events may occur at any time of the year, and the occurrence of any of these events may create volatility for our business and results of operations.

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

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation in the agricultural sector will not entirely mitigate such negative effects. Nine of our farms, 25,400 mu (1,693 hectares) in aggregate, are located in Fujian and Guangdong, which are tropical and subtropical areas. Our production in these farms is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our crop production, which may materially and adversely affect our business, results of operations and financial condition.

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

Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, substrate, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. The prices of raw materials used in our operations are subject to fluctuations according to changes in the industry supply and demand conditions from time to time. Raw materials used in our operations are generally readily available at reasonable and stable costs. However, prices of our raw materials may not remain at the current level. Any shortage in the supply of or upsurge in market demand for our raw materials and the occurrence of other unforeseen circumstances may lead to an increase in prices of such raw materials. If we are unable to pass on the increase in prices of our raw materials to customers, our profitability would be adversely affected. In addition, the supply of our raw materials may not remain adequate. If we are unable to meet customer demand for our products or expand our production because of a shortage of raw materials, we could lose customers, market share and revenues. This would materially and adversely affect our business, financial condition and results of operations.

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

We are highly dependent upon our chief executive officer, Mr. Shing Yung Ma. We have an employment agreement, a non-compete agreement and a confidentiality agreement with Mr. Ma. Although these agreements provide for severance payments that are contingent upon Mr. Ma’s refraining from competition with us, the applicable provisions can be difficult and costly to monitor and enforce. The loss of Mr. Ma’s services would adversely affect our ability to develop and market our products.

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

Our business is labor intensive. As of June 30, 2013, we indirectly hired 2,379 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated farming and other labor support may cause disruption to our business and our operation may be adversely affected. Furthermore, labor costs have increased in China in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees and farm workers to attract and retain them. Our labor costs for farm workers amounted to RMB35.0 million, RMB41.4 million, RMB11.0 million and RMB47.3 million ($7.7 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013 respectively, accounting for 8.6%, 8.0%, 8.9% and 8.2% of our revenue during the respective period. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables, which we have grown less as we upgrade our product mix with a higher percentage of higher value solanaceous crops. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

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

The PRC government has been adopting increasingly stringent supervision standards over the labor market, particularly with respect to farm workers. The implementation of the PRC Labor Contract Law and its regulation may increase our operating expenses, in particular our human resource costs and our administrative expenses. Specifically, under the PRC Labor Contract Law, we are required to contribute certain amounts to a social insurance fund and a housing fund for our temporary farm workers we hired prior to January 2008 and our full time employees. Our PRC counsel, Dacheng Law Offices LLP (Fuzhou), advised us that the statute of limitations with respect to a claim for unpaid or underpaid social insurance and housing fund by a collective action for employees is two years. As of June 30, 2013, our estimated nonpayment for the housing fund and underpayment for the social insurance for full-time employees for the most recent two years are approximately RMB0.8 million and RMB3.2 million, respectively. We may be subject to a late charge of 0.2% per day of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims for the underpayment or non-payment of social insurance and housing fund. Dacheng Law Offices LLP (Fuzhou) has also advised us that although there is a risk that we may be subject to proceedings or claims initiated by the relevant governmental authorities for the underpayment or nonpayment of social insurance and housing fund, such risk is remote. However, we cannot assure you that the relevant PRC governmental authorities would reach the same conclusion as our PRC counsel and require us to make additional payments including more retroactive contributions and fines.

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

In addition to our domestic sales, we sell our products to customers in Hong Kong. Our sales to customers in Hong Kong accounted for approximately 9.3%, 5.1%, 1.8% and 1.1% of our total revenue in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively. According to the relevant PRC laws, we are required to register our production bases and processing facilities with the relevant authorities to export the vegetables produced at such production bases and processing facilities to Hong Kong. If we fail to register our production bases as required, our export may be restricted or suspended and our business may be adversely affected. We are currently not subject to export duties in the export of our finished products from the PRC. If the regulatory authorities in the PRC adopt measures to make it more difficult or costly for us to export our products, our business and results of operations may be adversely affected.

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

As of June 30, 2013, we have not completed the environmental impact assessments as required by the PRC law for our production bases covering approximately 62% of our arable land. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended. In addition, our production bases and manufacturing facilities that have been put into operations are in the process of undergoing environment protection inspections. As of the date of this annual report, we have not passed the environmental protection inspections for any of our processing facilities and production bases. Although we will apply for completion inspections by competent environmental approval authorities for our processing facilities and production bases, there is no assurance that such facilities will pass such inspections. Failure to pass these completion inspections may subject us to fines, penalties or orders to suspend our operations in these production bases or processing facilities, which may have a material and adverse effect on our business and results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We began to be subject to these requirements since the annual report for the fiscal year ended March 31, 2012.

Our management has concluded that our internal control over financial reporting is effective as of June 30, 2013. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of June 30, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude or report that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the outbreak of swine flu, avian flu (including H1N1 and H7N9 subtypes), SARS or other epidemics. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material and adverse effect on our business and operations. These effects could include a restriction on our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our production bases, and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. Almost all of our farm workers live in dormitories with a high population intensity and share personal hygiene facilities, which makes them more susceptible to epidemic outbreaks. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

Uncertainty and adverse changes in the economy may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

The global financial markets have experienced significant disruptions since 2007, and most of the world’s major economies remain in or are emerging from recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. There remains considerable uncertainty regarding the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including those of the United States and China. Continued concerns about the systemic impact of a potentially long-term and widespread recession, the sovereign debt crisis in Europe and fiscal policy challenges in the United States all have contributed to increased market volatility and diminished expectations for economic growth around the world. Such economic challenges have resulted in high unemployment, as well as stagnant wage levels, which has dampened consumer purchasing power. Economic conditions in China are sensitive to global economic conditions. We derive, and expect to continue to derive, our revenues almost entirely from China. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer spending in China. Uncertainty or adverse changes in the economy could lead to a significant decline in consumer spending, which, in turn, could result in a decline in the demand for our products. As a result of the economic downturn in China and internationally, overall consumer spending in China may slow down. Any decrease in demand for our products could have a material adverse impact on our operating results and financial condition.

Furthermore, the global capital and credit markets have experienced increased volatility and disruption in the recent years, making it more difficult for companies to access financing markets. We depend in part on stable, liquid and well-functioning capital and credit markets to fund our growth. Although we believe that our operating cash flows, access to capital and credit markets and existing borrowings will permit us to meet our financing needs for the foreseeable future, we cannot assure you that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, our major customers may have financial challenges unrelated to us that could result in a decrease in their business with us, delays in payment to us or defaults of payments. Similarly, parties to contracts may be forced to breach their obligations under those contracts with us. These consequences of the global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

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

We report under the Securities Exchange Act of 1934, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of the fiscal year covered by the report, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

We conduct substantially all of our business operations and sales activities in China. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. However, the PRC government has loosened such requirements in 2008 and 2009 in response to the global financial crisis and has then tightened and loosened the requirements from time to time depending on the general economy at the time. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the demand for high-quality vegetables in China, which could materially and adversely affect our business.

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

Under the Enterprise Income Tax Law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. As of the date of this annual report, the Cayman Islands and the British Virgin Islands have not entered into any such tax treaties with the PRC. If we are considered a non-resident enterprise for purposes of the Enterprise Income Tax Law, this withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income in the event we decide to declare a dividend, which may have an adverse effect on our operating results.

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

According to the latest version of this catalogue, which became effective on January 30, 2012, our business is not in the prohibited or the restricted category. As this catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 30, 2013, the RMB appreciated by approximately 34.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material and adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

In December 2006, the People’s Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company (the Stock Option Rule). Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our directors, officers and employees who are PRC citizens and have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

On January 1, 2008, the Enterprise Income Tax Law became effective. The Enterprise Income Tax Law imposes a uniform tax rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions. Businesses engaged in the cultivation and primary processing of vegetable products enjoy a 100% relief from enterprise income tax under the law and its implementation rules. From January 1, 2008, our PRC subsidiaries, except for Linong (Fujian) Investment Holdings Limited and Linong Agriculture Technology (Shenzhen) Co., Ltd., are eligible for this tax relief, subject to the approval by or registration with the relevant tax authorities. As of September 30, 2013, all of our PRC subsidiaries engaged in the cultivation and primary processing of vegetable products have registered with the tax authorities for the tax exemption. Furthermore, the current taxation incentives for the agricultural industry may be changed, any future change in the PRC tax policies could also have a material adverse effect on our financial condition and results of operations.

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

Risks Related to Our ADSs

There can be no assurance that the going private transaction will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

Our board of directors has received a non-binding proposal letter dated May 21, 2013 from Ms. Na Lai Chiu, our chairman of the board of directors, Mr. Shing Yung Ma, our chief executive officer, and Sequoia Capital China to acquire all of our outstanding shares not currently owned by them in a going private transaction at a price of US$4.01 per ADS or US$0.0802 per ordinary share, as the case may be, in cash, subject to certain conditions. Following receipt of the proposal, our board of directors formed a special committee of independent directors to consider the proposal as well as any alternative proposals. The going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

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

Mr. Shing Yung Ma, our chief executive officer, beneficially owned 32.49% of our outstanding share capital as of September 30, 2013. Because of this high level of shareholding, Mr. Ma has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Ma may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

In addition, as of September 30, 2013, Sequoia Entities, Yiheng Capital LLC and SIG China Investments One, Ltd. and its affiliates, or SIG, beneficially owned 15.76%, 6.25% and 6.20% of our outstanding share capital, respectively. These shareholders, if acting together, will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. These shareholders will also have veto power, if acting together, with respect to any shareholder action or approval requiring a special resolution, except where they are required by the rules of the NASDAQ Global Select Market to abstain from voting. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company which may benefit our ADS holders.

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

Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Item 4. Information on the Company

A. History and Development of the Company

Mr. Shing Yung Ma, our chief executive officer, founded a broccoli farming business in March 2004. In April 2004, Mr. Ma began to corporatize this business by injecting it into Land V. Limited (Hong Kong), a Hong Kong holding company. By the end of July 2004, Land V. Limited (Hong Kong) had established three wholly owned PRC subsidiaries to take over the operation of Mr. Ma’s broccoli farming business.

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

Our board of directors has received a non-binding proposal letter dated May 21, 2013 from Ms. Na Lai Chiu, our chairman of the board of directors, Mr. Shing Yung Ma, our chief executive officer, and Sequoia Capital China to acquire all of our outstanding shares not currently owned by them in a going private transaction at a price of US$4.01 per ADS or US$0.0802 per ordinary share, as the case may be, in cash, subject to certain conditions. There can be no assurance that the going private transaction will be successfully consummated.

Our principal executive offices are located at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong. Our telephone number at this address is +852-3162-8585 and our fax number is +852-3167-7227. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

B. Business Overview

Overview

We are a leading greenhouse vegetable producer in China, with our greenhouses covering approximately 40.7% of our total arable land as of June 30, 2013. We grow vegetables by using greenhouses primarily and specialize in producing and selling off-season vegetables. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables. We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart in the PRC, which has stringent vendor qualification requirements. We have established and rely on a comprehensive database in planning each stage of the crop cultivation process, from seed selection to crop production to harvesting, taking into account customer preferences and market and meteorological conditions. Combining the use of our planning system, our advanced horticultural know-how and greenhouse cultivation, we have been able to better control crop cycles and harvest schedules to capture attractive market opportunities, such as off-season and higher-priced vegetables.

We operated ten farms with an aggregate area of 29,382 mu (1,959 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2013. Nine of our farms, with an aggregate area of 25,400 mu (1,693 hectares), are located in the provinces of Fujian and Guangdong near our target markets in southern China. These areas offer a favorable climate for year-round crop cultivation, which provides a stable and reliable supply of vegetables desired by many of our customers. We also operate one farm in Hebei province to produce vegetables that grow best in a cooler climate.

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

In the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, our revenue was RMB406.8 million, RMB519.4 million, RMB123.2 million and RMB576.3 million ($93.9 million), respectively. Our result for the year/period was a profit of RMB133.4 million, a profit of RMB162.8 million, a loss of RMB8.5 million and a profit of RMB153.1 million ($25.0 million) for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

Our Products

We offer over 50 varieties of fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our product offerings include solanaceous vegetables, in particular “fruit-bearing” vegetables such as peppers, tomatoes, eggplants, pumpkins and cucumbers; leafy vegetables such as flowering Chinese cabbage (choi sum), baby bok choy and baby Chinese cabbage; and cruciferous vegetables such as broccoli and Chinese cabbage. Typically, we grow solanaceous vegetables in autumn, winter and spring, when prices of this type of vegetables are high in southern China where most of our sales occur due to limited supplies caused by cold weather in northern China, which is the main production region for solanaceous vegetables. Generally, we grow leafy vegetables and cruciferous vegetables in summer, when the weather in southern China is too warm and humid for most solanaceous vegetables. The following table sets forth the percentages of our total revenue and average selling prices of various types of our products in the PRC and Hong Kong for the periods indicated.

	Twelve Months Ended June 30,		Year Ended June 30,
	2012		2013
	Revenue (%)	Average Selling Price (RMB/kg)	Revenue (%)	Average Selling Price (RMB/kg)
PRC revenue(1)
Solanaceous	61%	4.41	65%	4.76
Leafy	25%	2.81	21%	3.17
Cruciferous	8%	2.93	11%	3.04
Others	1%	3.35	2%	4.72

Subtotal	95%	3.69	99%	4.07

Hong Kong revenue	5%		1%

Total	100%		100%

(1)	Defined as revenue from sales of respective products in the PRC mainland to external customers

Each year we grow in large quantities several new varieties of vegetables to better meet evolving consumer preferences and market demand. We place a strong emphasis on food safety and undertake stringent quality control measures. Recognized for our commitment and efforts in maintaining effective quality control, we received Green Food certification and the Certification of Pollution-free Agricultural Product for various PRC subsidiaries. We continually focus on improving our revenue per mu and efficiency.

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

Greenhouses and Other Agricultural Facilities

We grow various types of vegetables in greenhouses at most of our ten farms in southern China, where typhoons and rainstorms are common occurrences in the summer. We also cultivate seedlings in nursery greenhouses at our production bases in northern China. Most of our greenhouses are sturdy structures with either entirely steel frames or steel roof frames and concrete columns as side frames, covered by thick plastic films that are securely fastened to the frame as roofs and walls. Our greenhouses are equipped with retractable walls for temperature regulation, instead of expensive energy supply and temperature control systems. We are gradually phasing out our older greenhouses that have bamboo frames and thin plastic films. As of June 30, 2013, 96.2% of our greenhouse land was covered by steel/concrete structures. Greenhouses with concrete column frames are more typhoon-resistant and we reinforce the typhoon resistance of greenhouses with steel frames by fastening the greenhouses to the ground with steel wires. We have also built structures with three or four greenhouses connected together to increase farmland utilization and typhoon resistance.

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

In June 2013, following the end of the solanaceous season, we have started the conversion of part of our greenhouse area to a soil-less production system. The key reasons for shifting to the soil-less system are (1) the increasing difficulty in finding farm land with unpolluted soil and a safe and reliable water supply in China, (2) the increasing disease pressure in recent years due to ever more intensive farming methods around China, and (3) the increasing difficulty in finding skilled farm workers in China.

The soil-less system provides more control over the growing environment as well as the application of production inputs such as fertilizer, water and pesticide and helps to mitigate soil-borne disease and pollution issues. Furthermore, this system is less labor intensive compared to production in the soil. The central government has commenced a series of R&D activities on soil-less production this year, as it is increasingly focusing on the environmental impact of farming as well as food safety issues. Thus, we believe that this is the future development of the agricultural industry in China.

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

Water Application Management. We primarily use drip irrigation to water our solanaceous vegetables. Drip irrigation allows water and fertilizers to drip slowly to the roots of plants, either into the soil surface or directly to the root systems, through a network of valves, pipes, tubing and emitters. This method improves our irrigation and fertilization efficiency by saving water, minimizing fertilizer and nutrient loss due to localized application and reducing labor cost. We are also able to regulate water supply to control crop growth by regulating the valves and drips. In addition, localized fertilization through drip irrigation limits the contact of fertilizers with the produce itself and focuses its application on the roots, which are the non-edible parts of fruit-bearing solanaceous vegetables. Drip irrigation enhances the food safety of our produce.

We use sprinkler irrigation to water our leafy vegetable and cruciferous vegetable. Sprinkler irrigation, which is similar to rainfall, provides efficient coverage for small to large areas. We use sprinklers to administer fertilizers only during the germination phase of plant growth to avoid contamination of our produce.

Harvest. We plan our harvest schedule based on our analysis of the information contained in our database to capture optimal market prices. We fine-tune our harvest time based on market and weather information. As the harvest process for most of the vegetables we grow cannot be mechanized, our farm workers hand harvest our crops in all of our farms. We have developed methods to cut leafy vegetables to a uniform length in harvesting to improve packaging efficiency. We also conduct preliminary grading of our produce during on-field harvest by separating different sizes of vegetable into different baskets. We conduct further grading based on the quality and size of vegetables in our processing facilities to ensure quality consistency.

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

Production Bases

We operate nine production bases in the provinces of Fujian and Guangdong in southern China and one production base in Hebei province in northern China, mostly on land for which we lease land use rights from local villagers’ committees, farmer households or local governments. As of June 30, 2013, we had farmland and forestland with an aggregate area of 29,382 mu (1,959 hectares) that were leased and either in operation or under construction or reserved by us. Our production bases typically consist of farms, packing and storage facilities, offices and employee accommodation.

Before selecting each production base, we first utilize our database to analyze information on the sales volume and price of the top ten vegetables sold in our target market. Next we calculate target crop outputs, cost estimates and the size of the production base, taking into consideration our target market share and target profitability. Then we determine the size of the production base and the types of vegetables to grow. In selecting new production bases, we look for open plain fields in a low-pollution environment with fertile soil and abundant water supplies, supported by an efficient transportation system. We have strategically located our production bases in southern China within 200 kilometers of our target markets. The proximity of our farms to our target markets lowers transportation costs and related logistical costs for our customers and us. It also shortens the shipment time and helps maintain the freshness and quality of our produce. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. The table below sets forth the geographical locations of our production bases as well as their arable areas as of June 30, 2013.

Production Base (1)	Location	Arable Area (mu)	Arable Area (hectare)
Fuqing	Fujian	1,837	122
Huizhou	Guangdong	4,024	268
Ningde	Fujian	2,346	157
Quangang	Fujian	2,782	185
Quanzhou	Fujian	1,700	114
Sanming	Fujian	1,464	98
Xianyou	Fujian	6,872	458
Zhangjiakou	Hebei	3,982	265
Zhangpu	Fujian	3,225	215
Zishan Orchard	Fujian	1,150	77

Total		29,382	1,959

(1)	We review the productivity and efficiency of the utilization of our resources for each of our existing farms on a regular basis. We decided to dispose of farms with a total land area of 699 mu in Fujian Province. As of June 30, 2013, we are in the process of returning these farmlands to the landlords.

The growing season, the period of each year when crops can be grown, is spring, summer, autumn and winter for our production bases in Guangdong and Fujian provinces, and spring, summer and autumn for our production base in Hebei province. Our production bases in Guangdong and Fujian and Hebei provinces primarily serve the Guangdong, Fujian and Yangtze River Delta markets.

Our leases with farmer households, local villagers’ committees or local governments who lease the land on farmer households’ behalf typically have terms of 10 years to 20 years. We pay rent in cash or by bank transfer semi-annually or annually in advance directly to farmer households, or to the local villagers’ committees who act on behalf of the farmer households, which in turn distribute the rent to farmer households. We are permitted under the leases to build agricultural facilities on the land and access utilities such as water supply and electrical grid on the farmland that we lease. We typically have the right of first refusal to renew these lease contracts when their terms expire.

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

Customers

Our produce are primarily sold to vegetable wholesalers, institutional customers and supermarket chains. We had a customer base of 224, 162 and 154 customers in the fiscal years ended March 31, 2011 and 2012, and the fiscal year ended June 30, 2013, respectively. Sales to our top five customers collectively accounted for 20.8%, 20.6% and 26.3% of our revenue in the fiscal years ended March 31, 2011 and 2012 and the fiscal year ended June 30, 2013, respectively. No single customer accounted for over 10% of our revenue during the fiscal years ended March 31, 2011 and 2012 and the fiscal year ended June 30, 2013. The following table sets forth the breakdown of our revenue by different sales channels both in absolute amount and as a percentage of our total revenue for the periods indicated.

	Year Ended March 31,				Three Months Ended June 30,		Year Ended June 30,
	2011		2012		2012		2013
	RMB	%	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	213,974	52.6	289,976	55.8	63,968	51.9	370,999	60,449	64.4
Institutional customers	149,131	36.7	197,394	38.0	54,224	44.0	189,164	30,821	32.8
Supermarkets	43,099	10.6	31,880	6.2	5,047	4.1	16,111	2,625	2.8
Others(1)	568	0.1	149	0.0	9	0.0	—	—	0.0

Total	406,772	100.0	519,399	100.0	123,248	100.0	576,274	93,895	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Wholesale

We employ two wholesale approaches: direct sales at wholesale markets and sale to wholesalers at our farms.

Our direct sales at wholesale markets are made at prevailing market prices and are typically settled in cash. Our direct sales force collects first-hand market information on vegetable prices, volumes, qualities, conditions, supply and demand, and other market data on vegetable produce.

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

Supermarket chains

We also sell our produce to supermarket chains, including Walmart and New Hua Du in the PRC.

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

We started selling our produce to leading Hong Kong supermarkets in 2006. During the fiscal year ended March 31, 2012, we ceased all concession sales to the Hong Kong supermarkets, due to lower profitability of concession sales compared to direct sales and realignment of our resources.

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

As of June 30, 2013, we had 3 sales and marketing personnel in Hong Kong and 20 sales and marketing personnel in China. We divide our sales and marketing personnel into four teams based on different sales channels. We also set sales objectives for our sales personnel and reward them for achieving these objectives to keep them sufficiently incentivized.

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

Supplies and Utilities

Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, substrate, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. We primarily source our raw materials from domestic suppliers. We also purchase imported seeds from overseas suppliers’ domestic distributors. Our raw materials are readily available at reasonable, stable cost and we do not intend to enter into long-term contracts with any of our suppliers. There has not been any production interruption due to supply shortage since we commenced our operations. In the fiscal year ended June 30, 2013, none of our raw material suppliers accounted for over 10% of our total raw materials procurement.

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

Intellectual Property

Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. As of June 30, 2013, we owned two registered trademarks in China for our logos. We also use three other unregistered trademarks, “Land V,” “FDC” and “Scarecrow,” on our packaged vegetables.

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

Environmental Matters

Our agricultural operations are subject to a broad range of evolving environmental laws and regulations in China. We place strong emphasis on environmental protection in conducting our business and adopt horticultural methods and processes that are in accordance with the green food production standards promulgated by the Ministry of Agriculture of China. These standards limit the amount of pesticide, fertilizer, veterinary drug and additive that can be used in agricultural production to prevent any toxic or harmful matters from contaminating the products and the environment to ensure environmental and product safety. In order to protect soil fertility, we also practice crop rotation which helps prevent nutrient loss of our farmland. We deliver plastic film waste to professional recycling plants for processing. Our strategy to convert part of our greenhouse area to a soil-less production system helps to reduce pesticide usage.

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

Agriculture Law

The PRC Agriculture Law sets forth various principles and measures designed to ensure the steady development of China’s agricultural industry. These include registration or licensing requirements for the production or the use of agricultural production materials, such as farm chemicals, seeds and fertilizers, that may affect the health of human beings or animals.

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

Rural Land Contracted Operation Rights

Under the Law of the People’s Republic of China on Land Contract in Rural Areas, or Land Contract Law, land in rural areas includes arable land, forestland and grasslands and other lands for agriculture use owned collectively by the farmers and by the State. The State applies the contractual management system in respect of lands in rural areas. These land contracts take the form of household contracts within the rural collective economic organization. Land that is not suitable for household contracts such as barren mountains, gullies, hills and beaches may be contracted in forms such as bid invitation, auction and public consultation. Anyone entering into a household contract must be a farmer household of the relevant rural collective economic organization. The term of the contracts is 30 years for arable land, 30 to 50 years for grassland, and 30 to 70 years for forestland.

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

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Dacheng Law Offices LLP (Fuzhou), that CSRC approval is not required in the context of our initial public offering because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, our initial public offering, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs. The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China — “The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.”

C. Organizational Structure

The following diagram illustrates our corporate structure as of September 30, 2013.

Le Gaga Holdings Limited (Cayman Islands)
100%
China Linong International Limited (British Virgin Islands)
100%
China Linong (HK) Limited (Hong Kong)
100%
Land V. Group Limited (British Virgin Islands)
100%
Hong Kong Linong Limited (Hong Kong)
100%
Land V. Limited (Hong Kong)
100%
Outside China
Inside China
Linong (Fujian) Investment Holdings Limited
100%
Land V. Ltd (Zhangjiakou)
100%
Xiamen Land V. Group Co. Ltd
100%
Land V. Agriculture Technology (Ningde) Co. Ltd
100%
Land V. Ltd (Fujian)
100%
Fuzhou Land V. Group Co. Ltd
100%
Linong Agriculture Technology (Shenzhen) Co. Ltd
100%
83%
17%
Putian Land V. Group Co., Ltd.
100%
Linong Agriculture Technology (Huizhou) Co. Ltd
20%
80%
Land V. Agriculture Technology (Zhangzhou) Co. Ltd
100%
Linong Agriculture Technology (Fuqing) Co. Ltd
100%
Linong (Sanming) Limited
30%
70%
Liyuan Agriculture Technology (Quanzhou) Co. Ltd
100%
Linong Agriculture Technology (Xianyou) Co. Ltd.
100%
Liaoyang Liyuan Agricultural Products Co. Ltd.

D. Property, Plant and Equipment

Our principal executive offices are located in Hong Kong.

As of June 30, 2013, we operated ten production bases with an aggregate area of 29,382 mu (1,959 hectares) in Fujian, Guangdong and Hebei provinces in China, mostly through leases of operation rights from local villagers’ committees, farmer households or local governments. The terms of these leases range from 10 years to 20 years. Our production bases typically consist of farms, processing and storage facilities, offices and employee lodges.

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

We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Walmart and New Hua Du. Sales to wholesalers are our largest revenue contributor and accounted for 52.6%, 55.8%, 51.9% and 64.4% of our total revenue in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

We operated ten farms with an aggregate area of 29,382 mu (1,959 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2013. Nine of our farms, with an aggregate area of 25,400 mu (1,693 hectares), are located in Fujian and Guangdong near our target markets in southern China, which offers a favorable climate for year-around crop cultivation. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending June 30, 2014, we expect to add approximately 4,350 mu (290 hectares) of arable land in areas adjacent to existing production bases in Fujian and Guangdong and increase our greenhouse land area by approximately 2,500 mu (167 hectares) to 14,500 mu (967 hectares). We expect to incur RMB380 million to expand our production bases, increase our greenhouse land area and upgrade existing production facilities and greenhouses in the fiscal year ending June 30, 2014. We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. As of June 30, 2013, our greenhouses covered approximately 40.7% of our total arable land. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation thus improves our revenue per mu, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

In the fiscal years ended March 31, 2011 and 2012, the three months June 30, 2012 and the fiscal year ended June 30, 2013, our revenue was RMB406.8 million, RMB519.4 million, RMB123.2 million and RMB576.3 million ($93.9 million), respectively. Our result for the year/period was a profit of RMB133.4 million, a profit of RMB162.8 million, a loss of RMB8.5 million and a profit of RMB153.1 million ($25.0 million) for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

Financial Overview

Revenue

We derive substantially all of our revenue from the sale of fresh vegetables. Our revenue was RMB406.8 million in the fiscal year ended March 31, 2011, RMB519.4 million in the fiscal year ended March 31, 2012, RMB123.2 million in the three months ended June 30, 2012 and RMB576.3 million ($93.9 million) in the fiscal year ended June 30, 2013.

Our revenue-per-mu was RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011, RMB25,207 per mu (RMB378,105 per hectare) for the fiscal year ended March 31, 2012, RMB6,129 per mu (RMB91,935 per hectare) for the three months ended June 30, 2012 and RMB24,547 per mu (RMB368,205 per hectare) for the fiscal year ended June 30, 2013.

As of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, a total of 6,779 mu (452 hectares), 8,615 mu (574 hectares), 8,915 mu (594 hectares) and 11,963 mu (798 hectares) of our arable land was covered by greenhouses, respectively, accounting for 33.2%, 34.4%, 34.1% and 40.7% of our total arable land for each of the respective periods. The size of our arable land amounted to 20,402 mu (1,360 hectares), 25,063 mu (1,671 hectares), 26,124 mu (1,742 hectares) and 29,382 mu (1,959 hectares) as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, respectively.

We sell fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. The following table sets forth a breakdown of our revenue by sales channels, in absolute amounts and as a percentage of total revenue, for the periods indicated.

	Year Ended March 31,				Three Months Ended June 30,		Year Ended June 30,
	2011		2012		2012		2013
	RMB	%	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	213,974	52.6	289,976	55.8	63,968	51.9	370,999	60,449	64.4
Institutional customers	149,131	36.7	197,394	38.0	54,224	44.0	189,164	30,821	32.8
Supermarkets	43,099	10.6	31,880	6.2	5,047	4.1	16,111	2,625	2.8
Others(1)	568	0.1	149	0.0	9	0.0	—	—	0.0

Total	406,772	100.0	519,399	100.0	123,248	100.0	576,274	93,895	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Sales to wholesalers were our largest revenue contributor in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013. Sales to wholesalers grew from RMB214.0 million in the fiscal year ended March 31, 2011 to RMB371.0 million ($60.4 million) in the fiscal year ended June 30, 2013. The faster growth of our sales to wholesalers was primarily attributable to (1) the successful implementation of our strategy to adjust our product mix to meet the increasing local and regional demand for high-quality fresh vegetables in the PRC domestic market, and (2) the increasing recognition of our corporate brand in the wholesale markets.

Most of our sales to institutional customers are made to export traders, who purchase vegetables from us and resell them in the overseas markets. Our institutional customers also include produce processing companies, large company cafeterias and large logistic traders.

We also sell our produce to supermarket chains in China and Hong Kong. Sales to supermarket chains decreased from RMB43.1 million in the fiscal year ended March 31, 2011 to RMB16.1 million ($2.6 million) in the fiscal year ended June 30, 2013. The decrease in sales to supermarkets was primarily because we ceased operation of all concession sales to the Hong Kong supermarket customers during the fiscal year ended March 31, 2012.

From time to time, we also purchase from third parties a small number of vegetable varieties that we do not produce to fulfill the diverse demand of our supermarket customers in Hong Kong and China.

Our customer base has narrowed from 224 customers in the fiscal year ended March 31, 2011 to 154 customers in the fiscal year ended June 30, 2013. Sales to our top five customers collectively accounted for 20.8%, 20.6%, 30.4% and 26.3% of our revenue in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively. No single customer accounted for over 10% of our revenue during any of the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 or the fiscal year ended June 30, 2013.

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

Our cost of inventories sold was RMB357.2 million, RMB455.4 million, RMB108.0 million and RMB494.2 million ($80.5 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

Although adjusted cost of inventories sold (cost of inventories sold before biological assets fair value adjustment) is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding the fair value adjustment adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of the adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Item 3. Key Information – A. Selected Financial Data.

Our adjusted cost of inventories sold was RMB138.9 million, RMB172.8 million, RMB46.0 million and RMB211.1 million ($34.4 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, in line with increased revenue.

Our direct material costs are affected by our production volume, the cost of agricultural inputs, our product mix, our plantation model and our horticultural know-how. Greenhouse production, as compared to open field production, typically results in more efficient utilization of inputs such as seeds, fertilizers and other growing materials. Our seed costs increased due to more plantation of higher value solanaceous products which typically have more expensive seeds. As most of our fertilizers are organic fertilizers and the prices of organic fertilizers are less volatile compared to those of chemical fertilizers, the unit cost of our fertilizers did not materially change during the past three fiscal years.

Our business is labor intensive. As of June 30, 2013, we indirectly hired 2,379 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market in the PRC and an emerging trend of shortage of labor supply in China. Furthermore, labor costs have been increasing in China in recent years and may continue to increase in the near future. Our labor costs amounted to RMB35.0 million, RMB41.4 million, RMB11.0 million, RMB47.3 million ($7.7 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, accounting for 8.6%, 8.0%, 8.9% and 8.2% of our revenue during the respective periods. We do not expect that the overall tightening of the labor market will have a material adverse effect on our expansion plans, as our standardized production process can be easily followed by farm workers with minimal skills, allowing us to hire farm workers from a large labor pool. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

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

The gain or loss arising from the changes in fair value less costs to sell of our biological assets are partially offset by the corresponding gain or loss included in the cost of inventories sold, to the extent that the agricultural produce is sold, as the harvested agricultural produce is also stated at the fair value less costs to sell at the point of harvest. In line with our expansion of production, our changes in fair value less costs to sell of biological assets amounted to RMB241.9 million, RMB286.9 million, RMB23.0 million and RMB277.5 million ($45.2 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, which was offset by the fair value adjustments included in the costs of inventories sold of RMB218.3 million, RMB282.6 million, RMB62.0 million and RMB283.2 million ($46.1 million), for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

As a result, our cost of inventories sold after biological assets fair value adjustment represented the agricultural produce sold during the year at their fair value less costs to sell at the point of harvest, and have increased in line with the increase in our revenue, amounting to RMB357.2 million, RMB455.4 million, RMB108.0 million and RMB494.2 million ($80.5 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year Ended March 31,		Three Months Ended June 30,	Year Ended June 30,
	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(218,348)	(282,579)	(61,963)	(283,170)	(46,138)
Changes in fair value less costs to sell of biological assets	241,896	286,927	22,964	277,504	45,215

Net impact	23,548	4,348	(38,999)	(5,666)	(923)

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

Key Factors Affecting Our Results of Operations

Revenue-Per-Mu

The key metric used by our management in evaluating our financial performance is revenue-per-mu, or the revenue that a unit measure of arable land generates. Revenue-per-mu is determined by our production yield, defined as the production output that a unit measure of arable land generates, and the price at which we can sell our produce. Both production yield and average selling price are affected by our product mix. Our revenue-per-mu was RMB21,226, RMB25,207, RMB6,129 and RMB24,547 ($4,000) for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013.

Our revenue-per-mu is affected by (1) the greenhouse coverage, (2) the size of our arable land in southern China, which is more productive compared to northern China, (3) the improvement in our horticultural know-how and our effective production planning, and (4) market prices. The increase in the greenhouse coverage in the recent years (1) allows us to upgrade our product mix, (2) leads to higher production yields, (3) leads to better quality and thus better prices, and (4) allows us to produce more products during the off-season when prices are generally higher.

Production yield

Our production yield was 6.4 tonnes, 7.0 tonnes, 1.7 tonnes and 5.9 tonnes per mu in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013. Our production yield is affected by various factors, primarily our greenhouse coverage, product mix, our horticultural know-how and techniques and our production planning. Our production yield has been significantly enhanced by our greenhouse cultivation. Greenhouses increase production output by allowing crops to grow faster and year-round and protecting crops from extreme weather conditions, such as typhoons and windstorms. As of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, a total of 6,779 mu (452 hectares), 8,615 mu (574 hectares), 8,915 mu (594 hectares) and 11,963 mu (798 hectares), respectively, of our arable land was covered by greenhouses, accounting for 33.2%, 34.4%, 34.1% and 40.7% of our total arable land for each period, respectively.

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

Size of Arable Land

Our total production capacity depends to a large extent on the size of our arable land. As of June 30, 2013, a total of 29,382 mu (1,959 hectares) of arable land, compared to 20,402 mu (1,360 hectares) as of March 31, 2011, 25,063 mu (1,671 hectares) as of March 31, 2012 and 26,124 mu (1,742 hectares) as of June 30, 2012, was leased and either in operation or under construction or reserved by us. As land is a precious commodity in China, while we seek to increase our arable land, we have also been building greenhouses extensively to improve our revenue per mu and increase our total production capacity. Our production output was 123,294 tonnes, 144,192 tonnes, 34,947 tonnes and 138,212 tonnes in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

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

Market Demand

Our ability to increase production and grow our revenue is driven in part by the increasing demand in China for safe and high-quality fresh vegetables. We currently target the Guangdong, Fujian and Yangtze River Delta markets, which have demonstrated a strong demand for fresh vegetables.

Operating Expenses

The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total revenue for the periods indicated.

	Year Ended March 31,				Three Months Ended June 30,		Year Ended June 30,
	2011		2012		2012		2013
	RMB	%	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Packing expenses	28,248	6.9	33,405	6.4	8,913	7.2	47,754	7,781	8.3
Land preparation costs	20,800	5.1	37,593	7.2	12,887	10.5	56,078	9,137	9.7
Research and development expenses	7,298	1.8	9,091	1.8	2,291	1.9	13,283	2,164	2.3
Selling and distribution expenses	24,949	6.1	32,120	6.2	6,516	5.3	42,899	6,990	7.4
Administrative expenses	68,978	17.0	58,519	11.3	13,155	10.7	44,631	7,272	7.7
Impairment losses on property, plant and equipment and prepayments	—	—	14,823	2.9	—	—	—	—	—
Other expenses	6,070	1.5	2,551	0.5	132	0.1	797	130	0.1

Packing expenses. Our packing expenses consist of materials utilized to pack our vegetables, labor costs and various expenses associated with our packing and processing facilities. Our packing expenses were RMB28.2 million, RMB33.4 million, RMB8.9 million and RMB47.8 million ($7.8 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, representing 6.9%, 6.4%, 7.2% and 8.3% of our revenue in those respective periods. Our packing expenses are affected by (1) product mix, as solanaceous products require more packaging compared to leafy and cruciferous products, and (2) the quality and amount of packaging used to enhance the selling price and improve our brand awareness.

Land preparation costs. We leave parts of our farmlands uncultivated in between plantation cycles to improve soil quality, and recognize expenses associated with the uncultivated land during these periods. Furthermore, the parcels of land we lease are not used for plantation immediately after we rent them. We record the rent, the depreciation of facilities on the land, and other miscellaneous costs relating to preparing these land parcels as an expense. We expect this expense to increase as we continue to expand our production and lease more land, which will result in additional losses associated with land before plantation, in non-cultivation periods and in between growing seasons. Our land preparation expenses were RMB20.8 million, RMB37.6 million, RMB12.9 million and RMB56.1 million ($9.1 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively.

Research and development expenses. We incur research and development expenses in connection with our research and development activities focusing on developing more effective cultivation techniques, improving produce quality and increasing production yield. Our research and development expenses consist of:

•	direct cost of materials used in research and development such as seeds, fertilizers, pesticides, substrate and consumable materials;

•	salaries and related expenses for research and development personnel;

•	rent for our research facilities; and

•	depreciation.

Our research and development expenses were RMB7.3 million, RMB9.1 million, RMB2.3 million and RMB13.3 million ($2.2 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, representing 1.8%, 1.8%, 1.9%, and 2.3% of our revenue in those respective periods. We anticipate that our research and development expenses will increase as we continue to experiment with new horticultural know-how, new varieties and new plantation models.

Selling and distribution expenses. Our selling and distribution expenses consist of transportation expenses to transport vegetables from our farms to their points of sale, salaries, employee benefits, bonuses and related expenses for our sales and marketing staff, packaging and loading expenses, and advertising expenses. Our selling and distribution expenses were RMB24.9 million, RMB32.1 million, RMB6.5 million and RMB42.9 million ($7.0 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, representing 6.1%, 6.2%, 5.3% and 7.4% of our revenue in those respective periods. We expect our selling and distribution expenses to increase as we plan to strengthen our brand building efforts and expand and broaden our sales, marketing and distribution network and enter new markets.

Administrative expenses. Administrative expenses consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel;

•	auditing fees and legal and other professional fees; and

•	travel and other expenses associated with our corporate and administrative activities.

Our administrative expenses were RMB69.0 million, RMB58.5 million, RMB13.2 million and RMB44.6 million ($7.3 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, representing 17.0%, 11.3%, 10.7% and 7.7% of our revenue in those respective periods.

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

Taxation

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, or the BVI, we and our subsidiaries incorporated in the BVI are not subject to any tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in those jurisdictions. No provision for Hong Kong profits tax has been made, as our Hong Kong subsidiaries did not generate any assessable profits or had tax losses brought forward to offset estimated assessable profits for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013.

PRC

Enterprise Income Tax

According to the PRC’s Enterprise Income Tax Law and its implementation rules, the PRC statutory income tax rate is 25%. In addition, our PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax, subject to approval by or registration with the relevant tax authority.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained losses for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013 for taxation purpose.

The financial impact related to reduced tax rates and tax exemptions amounted to a positive of RMB48.6 million, a positive of RMB53.4 million, a negative of RMB1.1 million and a positive of RMB46.1 million ($7.5 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013 respectively. Without the preferential tax treatment, the impact on our net income and basic and diluted earnings per ordinary/preferred share for the following periods is as set forth below:

	Year Ended March 31,		Three Months Ended June 30,	Year Ended June 30,
	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	$
Profit/(loss) for the year/period (in thousands)	48,570	53,397	(1,074)	46,149	7,519
Basic earnings/(loss) per ordinary/preferred share (in cents)	2.43	2.35	(0.05)	2.05	0.33
Diluted earnings/(loss) per ordinary/preferred share (in cents)	2.35	2.33	(0.05)	2.05	0.33

As of June 30, 2013, all of our PRC subsidiaries engaged in the cultivation and primary processing of vegetable products have registered with the tax authorities for the tax exemption under the Enterprise Income Tax Law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. In the fiscal year ended March 31, 2012, Land V. Limited (Shantou) declared a dividend of RMB58.2 million to its immediate holding company, Land V. Group Limited (BVI). RMB33.5 million of this dividend was distributed from the retained profits of Land V. Limited (Shantou) after December 31, 2007 and was subject to 10% withholding tax. In the fiscal year ended March 31, 2011, withholding tax of RMB101,000 was paid by Land V. Limited (Liaoyang) for the distribution of RMB2,010,000 to be made upon liquidation. Land V. Limited (Liaoyang) has been deregistered in July 2011. In the fiscal year ended March 31, 2012, Land V. Group Limited (BVI) disposed of a subsidiary, Land V. Limited (Shantou), with a gain of RMB1.3 million for PRC tax purposes, which is subject to 10% withholding tax.

Value-added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the value of sales of agricultural and related products at a general rate of 13%. We are required to remit the VAT collected to the tax authority, but may deduct the VAT that we have paid on eligible purchases. Except for Linong Agriculture Technology (Shenzhen) Co., Ltd., our PRC subsidiaries are exempt from VAT since they are engaged in the sales of self-produced agricultural products or for investment holding purpose.

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

We account for biological assets and agricultural produce by applying IAS41 — Agriculture. Under IAS 41, biological assets are measured on initial recognition and at the end of each reporting period at their fair value less costs to sell; agricultural produce harvested from biological assets are measured at its fair value less costs to sell at the point of harvest. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets is determined based on the current market price of these biological assets in their present location and condition. The fair value is determined based on the market price at which our agricultural produce is sold to customers on the date of harvest, adjusted for packing and transportation costs. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops. We estimate that it takes one to ten months to grow our vegetable crops and approximately 3 years to 16 years to grow our trees on the farmland before they can be harvested. For the fiscal year ended June 30, 2013, the revenue contributed by the tree business accounted for less than 0.4% of our total revenue. Costs to sell include all incremental costs directly attributable to the sale of the biological assets. The change in fair value less costs to sell of a biological asset is included in profit or loss of the period in which it arises. We record such gains or losses in our Consolidated Income Statement under “Changes in fair value less costs to sell of biological assets.”

The determination of fair value of biological assets and agricultural produce requires us to make complex and subjective estimates and assumptions about the expected production output and market price of crops on the land.

We engaged independent valuers to assist us in determining the fair value of biological assets and agricultural produce. We engaged Jones Lang LaSalle Corporate Appraisal and Advisory Limited in the fiscal years ended March 31, 2011 and 2012 and AVA Associates Limited in the fiscal year ended June 30, 2013. We applied weighted average cost of capital as a discount rate to reflect the risks of the cash flows as how the risks of the cash flows from growing crops should be borne by both the equity holders and the debt holders. In determining the discount rate, we have considered factors including the risk free rate, the market return, the re-levered beta, the size premium and the specific premium. We used 20.1% to 20.3% as the discount rate for orchards and 16.6% as the discount rate for vegetables in the fiscal year ended March 31, 2011, 19.2% to 19.4% as the discount rate for orchards and 16.0% as the discount rate for vegetables in the fiscal year ended March 31, 2012, 19.1% to 19.3% as the discount rate for orchards and 15.8% as the discount rate for vegetables for the three months ended June 30, 2012 and 19.1% to 19.3% as the discount rate for orchards and 15.7% as the discount rate for vegetables for the fiscal year ended June 30, 2013.

Changes in the estimates and assumptions regarding the expected market price, production output and the discount rates in the valuation of our biological assets and agricultural produce could significantly impact the estimated fair values of our biological assets and agricultural produce and, as a result, our net income. For illustration purposes, in the fiscal year ended June 30, 2013:

•	a 5% increase or decrease in the prices of vegetables, fruits and teas we assumed, in the absence of other changes, will result in an RMB3.0 million ($482,000) increase or decrease in our net change in fair value less costs to sell of biological assets and profit for the year; and

•	an increase or decrease in the average discount rate we used by one percentage point, in the absence of other changes, will result in an RMB659,000 ($107,000) decrease or increase in our net change in fair value less costs to sell of biological assets and profit for the year.

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

We applied Black-Scholes Option Pricing model for the fiscal year ended March 31, 2011 and Binomial Option Pricing model for the fiscal year ended March 31, 2012, the three months ended June 30, 2012, and the fiscal year ended June 30, 2013 in determining the fair value of the options granted to employees and others providing similar services. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected life at which employees are likely to exercise share options. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected life of the option was based on the yield of USD China Sovereign Bond Rate denominated in USD with similar terms in effect at the time of grant.

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

To the extent our capital structure was comprised of the ordinary shares and the preferred shares as of the grant date, we adopted the option pricing method to allocate total equity value derived to different classes of shares, in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. This method treats preferred shares and ordinary shares as call options on our total equity value, with exercise prices based on the liquidation preference of the preferred shares. The Black-Scholes Option Pricing method involves making estimate of the expected timing of the potential liquidity event such as the sale of our company or initial public offering, and estimate of the volatility of our equity securities. The expected timing is based on the plan of our board of directors and management.

We have used the market approach to assess our enterprise value at the grant date after our listing on the NASDAQ Global Select Market.

We measured the fair value of services received in return for share options granted by reference to the fair value of share options granted. Set forth below are the assumptions we applied to calculate the fair value of the options on the grant date using the Black-Scholes Option Pricing model or Binomial Option Pricing model.

	At April 17, 2009 (Date of Grant)		At March 29, 2010 (Date of Grant)		At August 31, 2010 (Date of Grant)		At June 10, 2011 (Date of Grant)
Fair value at measurement date	$ $	0.02035 – 0.02385	$ $	0.02912 – 0.03209	$ $	0.04571 – 0.04862	$ $	0.06960 – 0.07760
Share price		$0.05015		$0.06061		$0.083		$0.135
Exercise price		$0.07293		$0.07570		$0.080		$0.143
Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)		51.30% – 53.70%		56.90%		57.60% – 58.70%		53.00%
Option life (expressed as weighted average life used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)		5.5 – 6.5 years		5.5 – 6.5 years		5.5 – 6.5 years		10 years
Expected dividends		—		—		—		—
Risk-free interest rate (based on USD China Sovereign Bond Rate)		3.75% – 3.90%		2.96% – 3.26%		2.51% – 2.75%		4.1184%

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

As of June 30, 2013, we identified certain indications of impairment and conducted an impairment testing in respect of our property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments. The recoverable amounts of those non-current assets were based on their value in use, determined by discounting future cash flows to be generated from the continuing use of those non-current assets. Five years of cash flows were included in the discounted cash flow model. Key assumptions used in the estimation of value in use included discount rate, terminal value growth rate and budgeted EBITDA adjusted for the net impact of biological assets fair value adjustments. The estimated recoverable amounts of these non-current assets exceeded their respective carrying amounts as of June 30, 2013. As such, we concluded that no impairment loss was required to be provided on our property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments as of June 30, 2013.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect our impairment testing and hence our results.

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

We write off impairment losses against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, we record the impairment losses for doubtful debts using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. We recognize other changes in the allowance account and subsequent recoveries of amounts previously written off directly in profit or loss. In the fiscal year ended June 30, 2013, we did not recognize any impairment loss in profit or loss nor write-off of uncollectible amount against the allowance account.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. On August 24, 2012, our board of directors approved a change in our fiscal year end from March 31 to June 30. The consolidated income statement data for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013 has been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The consolidated income statement data for the three months ended June 30, 2011 and the twelve months ended June 30, 2012 has been derived from our unaudited interim consolidated financial statements for the three months ended June 30, 2011 and the twelve months ended June 30, 2012, respectively. Unless otherwise noted, the comparable period for the year ended June 30, 2013 is the twelve months ended June 30, 2012. We believe that such comparison provides useful benchmark for investors to assess the operating performance of our business. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended March 31,		Three Months Ended June 30,		Twelve Months Ended June 30,	Year Ended June 30,
	2011	2012	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Revenue	406,772	519,399	123,332	123,248	519,315	576,274	93,895
Cost of inventories sold	(357,211)	(455,380)	(106,276)	(107,983)	(457,087)	(494,235)	(80,528)
Changes in fair value less costs to sell related to:
Crops harvested during the year/period	186,183	226,037	13,173	5,067	251,848	260,928	42,514
Growing crops on the farmland at the year/period end	55,713	60,890	22,990	17,897	21,880	16,576	2,701
Total changes in fair value less costs to sell of biological assets	241,896	286,927	36,163	22,964	273,728	277,504	45,215
Packing expenses	(28,248)	(33,405)	(8,431)	(8,913)	(33,887)	(47,754)	(7,781)
Land preparation costs	(20,800)	(37,593)	(7,008)	(12,887)	(43,472)	(56,078)	(9,137)
Other income	124	3,330	135	466	3,661	1,830	298
Research and development expenses	(7,298)	(9,091)	(2,061)	(2,291)	(9,321)	(13,283)	(2,164)
Selling and distribution expenses	(24,949)	(32,120)	(8,882)	(6,516)	(29,754)	(42,899)	(6,990)
Administrative expenses	(68,978)	(58,519)	(14,361)	(13,155)	(57,313)	(44,631)	(7,272)
Impairment losses on property, plant and equipment and prepayments	—	(14,823)	—	—	(14,823)	—	—
Other expenses	(6,070)	(2,551)	(133)	(132)	(2,550)	(797)	(130)

Results from operating activities	135,238	166,174	12,478	(5,199)	148,497	155,931	25,406
Finance income	2,881	11,838	2,937	909	8,556	8,382	1,366
Finance costs	(4,643)	(10,781)	(2,787)	(4,046)	(10,786)	(13,017)	(2,121)

Net finance (costs)/income	(1,762)	1,057	150	(3,137)	(2,230)	(4,635)	(755)
Profit/(loss) before taxation	133,476	167,231	12,628	(8,336)	146,267	151,296	24,651
Income tax (expenses)/credit	(101)	(4,415)	—	(128)	(4,543)	1,840	300

Profit/(loss) for the year/period	133,375	162,816	12,628	(8,464)	141,724	153,136	24,951

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year Ended March 31,		Three Months Ended June 30,		Twelve Months Ended June 30,	Year Ended June 30,
	2011	2012	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(218,348)	(282,579)	(59,405)	(61,963)	(285,137)	(283,170)	(46,138)
Changes in fair value less costs to sell of biological assets	241,896	286,927	36,163	22,964	273,728	277,504	45,215

Net impact	23,548	4,348	(23,242)	(38,999)	(11,409)	(5,666)	(923)

Year Ended June 30, 2013 Compared to Twelve Months Ended June 30, 2012

Revenue. Our revenue increased by RMB57.0 million, or 11.0%, from RMB519.3 million in the twelve months ended June 30, 2012 to RMB576.3 million ($93.9 million) in the fiscal year ended June 30, 2013. The increase in sales of our produce was attributable to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased by 14.3% to 23,476 mu (1,565 hectares) for the fiscal year ended June 30, 2013, compared to 20,530 mu (1,369 hectares) for the twelve months ended June 30, 2012.

Our average selling price increased from RMB3.69 per kg for the twelve months ended June 30, 2012 to RMB4.07 ($0.66) per kg for the fiscal year ended June 30, 2013. The increase in our average selling price was due to (1) the upgrade in our product mix, (2) better product quality, (3) more spending on product packaging, (4) more transportation costs incurred and passed on to customers as fewer customers came to our farms to pick up the produce, which was offset by lower market prices. Our revenue per mu decreased slightly as the upgrade in product mix resulted in lower volume per mu.

Cost of Inventories Sold. Our cost of inventories sold increased by RMB37.1 million, or 8.1%, from RMB457.1 million for the twelve months ended June 30, 2012 to RMB494.2 million ($80.5 million) for the fiscal year ended June 30, 2013.

Cost of inventories sold before biological assets fair value adjustment increased by RMB39.1 million, or 22.7%, from RMB172.0 million in the twelve months ended June 30, 2012 to RMB211.1 million ($34.4 million) in the fiscal year ended June 30, 2013. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue increased to 36.6% in the fiscal year ended June 30, 2013, from 33.1% in the twelve months ended June 30, 2012. The increase in our cost of inventories sold before biological assets fair value adjustment was due to increased direct materials, labor and rental costs as well as higher depreciation charges, as a percentage of revenue.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB3.8 million from RMB273.7 million in the twelve months ended June 30, 2012 to RMB277.5 million ($45.2 million) in the fiscal year ended June 30, 2013.

The net impact of biological assets fair value adjustment for the fiscal year ended June 30, 2013 was a negative of RMB5.7 million ($0.9 million). This was attributable to (1) our strategy of focusing more on the off-season (winter months) and less on the summer months and (2) an increase in land not in operation due to the conversion of part of our greenhouses to the soil-less production system.

In comparison, the net impact of biological assets fair value adjustment for the twelve months ended June 30, 2012 was a negative of RMB11.4 million.

Packing Expenses. Our packing expenses increased by RMB13.9 million, or 40.9%, from RMB33.9 million in the twelve months ended June 30, 2012 to RMB47.8 million ($7.8 million) in the fiscal year ended June 30, 2013, as a result of (1) the increased production volume of solanaceous products, which require more packaging compared to leafy and cruciferous products, (2) better packaging used to enhance the selling price, and (3) our effort to enhance our brand awareness.

Land Preparation Costs. Our land preparation costs increased by RMB12.6 million, or 29.0%, from RMB43.5 million in the twelve months ended June 30, 2012 to RMB56.1 million ($9.1 million) in the fiscal year ended June 30, 2013. The increase was due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction.

Other Income. Our other income decreased by RMB1.9 million, or 50.0%, from RMB3.7 million in the twelve months ended June 30, 2012 to RMB1.8 million ($0.3 million) in the fiscal year ended June 30, 2013. This decrease was primarily due to the RMB1.3 million one-time gain on disposal of a subsidiary in the twelve months ended June 30, 2012.

Research and Development Expenses. Our research and development expenses increased by RMB4.0 million, or 42.5%, from RMB9.3 million in the twelve months ended June 30, 2012 to RMB13.3 million ($2.2 million) in the fiscal year ended June 30, 2013, due to (1) the increase in the scale of our operations, (2) increased direct materials, labor and rental costs as well as higher depreciation charges, and (3) an increase in spending on research related to soil-less production techniques.

Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB13.1 million, or 44.2%, from RMB29.8 million in the twelve months ended June 30, 2012 to RMB42.9 million ($7.0 million) in the fiscal year ended June 30, 2013. This increase was due to the increase of RMB14.9 million in transportation costs, as a result of (1) the increase in sales of solanaceous products, which are shipped further away compared to leafy and cruciferous vegetables, (2) higher transportation costs incurred by the company as fewer customers picked up the produce at our farms and (3) increased fuel costs. The increase in selling and distribution expenses was offset by a decrease of RMB1.8 million in spending on other selling related expenses as we ceased our concessionary sales in Hong Kong.

Administrative Expenses. Our administrative expenses decreased by RMB12.7 million, or 22.1%, from RMB57.3 million in the twelve months ended June 30, 2012 to RMB44.6 million ($7.3 million) in the fiscal year ended June 30, 2013. This decrease was due to (1) a decrease of RMB14.8 million in equity-settled share-based compensation and (2) a decrease of RMB1.6 million in travelling expenses. The decrease in administrative expenses is offset by an increase of RMB3.7 million in legal and professional fee and other administrative related expenses.

Other Expenses. Our other expenses decreased by RMB1.8 million, or 68.7%, from RMB2.6 million in the twelve months ended June 30, 2012 to RMB0.8 million ($0.1 million) in the fiscal year ended June 30, 2013. This decrease was due to a RMB2.2 million loss on disposal of property, plant and equipment in the twelve months ended June 30, 2012 offset by an increase of RMB0.4 million in other expenses.

Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 5.0% from RMB148.5 million in the twelve months ended June 30, 2012 to RMB155.9 million ($25.4 million) in the fiscal year ended June 30, 2013.

Net Finance Income/(Costs). We had a net finance cost of RMB2.2 million in the twelve months ended June 30, 2012, compared to a net finance cost of RMB4.6 million ($0.8 million) in the fiscal year ended June 30, 2013, primarily due to an increase in interest expense of RMB2.2 million in the fiscal year ended June 30, 2013.

Income Tax (Expenses)/Credit. Our income tax expense decreased from RMB4.5 million in the twelve months ended June 30, 2012 to a tax income of RMB1.8 million in the fiscal year ended June 30, 2013.

Profit for the Period. As a result of the foregoing, our profit for the period increased by RMB11.4 million, or 8.1%, from RMB141.7 million in the twelve months ended June 30, 2012 to RMB153.1 million ($25.0 million) in the fiscal year ended June 30, 2013.

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

Revenue. Our revenue decreased by RMB0.1 million, or 0.1%, from RMB123.3 million for the three months ended June 30, 2011 to RMB123.2 million for the three months ended June 30, 2012. The slight change in revenue was attributable to the offsetting effect of (1) an increase in revenue-per-mu from RMB6,046 for the three months ended June 30, 2011 to RMB6,129 for the three months ended June 30, 2012, which in turn was due to an increase in average selling price of our produce, and (2) a decrease in average operating land from 20,569 mu for the three months ended June 30, 2011 to 20,062 mu for the three months ended June 30, 2012.

The increase in revenue-per-mu and average selling price for the three months ended June 30, 2012 was driven by (1) increased greenhouse coverage, which lead to (a) better product mix, i.e., more solanaceous products, and (b) improved quality of our products, (2) enhanced cultivation know-how, and (3) market inflation. This was offset by lower production yield.

We primarily grow solanaceous vegetables (primarily peppers and tomatoes) and green leafy vegetables during the three months ended June 30, 2012. Solanaceous vegetables generally have a higher selling price. Due to increased greenhouse coverage, more revenue from high quality solanaceous vegetables was generated for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Furthermore, within the solanaceous category we grew more specialty products such as small snack tomatoes, which have higher selling prices but lower volume per mu. Due to the poor weather, we planted more leafy and less cruciferous product during the three months ended June 30, 2012 as compared to the same period in 2011. However, leafy product prices decreased during the month of June 2012, and our revenue was negatively affected.

Our greenhouse area increased from 7,150 mu (477 hectares) as of June 30, 2011 to 8,915 mu (594 hectares) as of June 30, 2012. The average selling price of our produce increased from RMB2,965 per tonne for the three months ended June 30, 2011 to RMB3,527 per tonne for the three months ended June 30, 2012. Our production yield decreased from 2.0 tonnes per mu in the three months ended June 30, 2011 to 1.7 tonnes in the three months ended June 30, 2012.

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

Cost of Inventories Sold. Our cost of inventories sold increased by RMB1.7 million, or 1.6%, from RMB106.3 million for the three months ended June 30, 2011 to RMB108.0 million for the three months ended June 30, 2012.

Cost of inventories sold before biological assets fair value adjustment decreased by RMB0.9 million, or 1.8%, from RMB46.9 million in the three months ended June 30, 2011 to RMB46.0 million in the three months ended June 30, 2012. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue decreased to 37.3% in the three months ended June 30, 2012 from 38.0% in the three months ended June 30, 2011. The decrease in our cost of inventories sold before biological assets fair value adjustment as a percentage of revenue was due to (1) increased greenhouse coverage and improved production techniques reducing variable inputs such as seeds and land film as a percentage of revenue, which was offset by an increase in overhead costs, and (2) reduced purchases of third party product due to our decision to cease Hong Kong concessionary sales during the fiscal year ended March 31, 2012.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets decreased by RMB13.2 million, or 36.5%, from RMB36.2 million in the three months ended June 30, 2011 to RMB23.0 million in the three months ended June 30, 2012.

The net impact of biological assets fair value adjustment for the three months ended June 30, 2012 was a loss of RMB39.0 million. This was attributable to the change in product mix from solanaceous to leafy products because the season for solanaceous products ended during the three months ended June 30, 2012. Therefore, the value of crops on our farmland as of June 30, 2012, when compared with that of March 31, 2012 decreased, resulting in a negative net impact.

In comparison, the net impact of biological assets fair value adjustment for the three months ended June 30, 2011 was a loss of RMB23.2 million. The larger negative net impact for the three months ended June 30, 2012 compared to the same period in 2011 was due to the more pronounced seasonality resulting from the higher concentration on solanaceous products. More pronounced seasonality resulted in a larger fair value gain recognized in preceding reporting periods, and thus a larger change in biological assets fair value is reflected in the three months ended June 30, 2012, when compared to the same period in 2011. The low vegetable market prices at the end of June 2012 further reduced the value of crops on land at the end of the period and thus increased the fair value change resulting from switching from high value to low value crops.

Packing Expenses. Our packing expenses increased by RMB0.5 million, or 5.7%, from RMB8.4 million for the three months ended June 30, 2011 to RMB8.9 million for the three months ended June 30, 2012, due to an increase of RMB1.1 million in packing materials consumed. The increase in packing materials consumed was due to (1) our effort to enhance our brand awareness, (2) better packing used to enhance the selling price, (3) an increase in the production of solanaceous products as a percentage of total revenue, which require more packing compared to leafy and cruciferous vegetables. This was offset by a decrease of RMB0.6 million in overhead costs.

Land Preparation Costs. Our land preparation costs increased by RMB5.9 million, or 83.9%, from RMB7.0 million for the three months ended June 30, 2011 to RMB12.9 million for the three months ended June 30, 2012, which was due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to new farm bases added.

Other Income. Our other income increased by RMB0.4 million from RMB0.1 million in the three months ended June 30, 2011 to RMB0.5 million in the three months ended June 30, 2012. This increase was due to the amortization of RMB0.4 million resulting from incentive payment received from our depositary bank.

Research and Development Expenses. Our research and development expenses increased by RMB0.2 million, or 11.2%, from RMB2.1 million in the three months ended June 30, 2011 to RMB2.3 million in three months ended June 30, 2012, which was in line with the expansion of our operations.

Selling and Distribution Expenses. Our selling and distribution expenses decreased by RMB2.4 million, or 26.6%, from RMB8.9 million for the three months ended June 30, 2011 to RMB6.5 million for the three months ended June 30, 2012, which was due to (1) a decrease of RMB1.5 million in salary and commission payments as we ceased our concessionary sales in Hong Kong and (2) poor weather conditions, resulting in higher prices but lower volumes, which resulted in lower distribution costs.

Administrative Expenses. Our administrative expenses decreased by RMB1.2 million, or 8.4%, from RMB14.4 million for the three months ended June 30, 2011 to RMB13.2 million for the three months ended June 30, 2012, due to (1) a decrease of RMB0.9 million in equity-settled share-based compensation, (2) a decrease of RMB0.5 million in legal and professional fees, offset by an increase of RMB0.2 million in salaries and other administrative expenses.

Other Expenses. Our other expenses were RMB0.1 million and RMB0.1 million in the three months ended June 30, 2011 and 2012, respectively.

Results of Operating Activities. As a result of the foregoing, our results of operating activities was a loss of RMB5.2 million in the three months ended June 30, 2012, compared to a profit of RMB12.5 million in the three months ended June 30, 2011.

Net Finance Income/(Costs). We had a net finance cost of RMB3.1 million in the three months ended June 30, 2012, compared to a net finance income of RMB0.2 million in the three months ended June 30, 2011, due to the net foreign exchange loss of RMB1.2 million in the three months ended June 30, 2012 resulting from the depreciation of the Renminbi, compared with a net foreign exchange gain of RMB2.7 million in the three months ended June 30, 2011, attributable to the appreciation of the Renminbi, from translation of non-functional currency balances between group companies and offset by an increase of RMB0.6 million in interest income.

Income Tax Expense. Our income tax expense was RMB0.1 million in the three months ended June 30, 2012. We did not have any income tax expense in the three months ended June 30, 2011. This increase was due to the withholding tax relating to the incentive payment received from our depositary bank.

Profit/(loss) for the Period. As a result of the foregoing, we recorded a loss of RMB8.5 million for the three months ended June 30, 2012 compared to a profit of RMB12.6 million for the three months ended June 30, 2011.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Revenue. Our revenue increased by RMB112.6 million, or 27.7%, from RMB406.8 million in the fiscal year ended March 31, 2011 to RMB519.4 million in the fiscal year ended March 31, 2012. The increase in sales of our produce was attributable to an increase in our revenue-per-mu from RMB21,226 per mu (RMB318,390 per hectare) for the fiscal year ended March 31, 2011 to RMB25,207 per mu (RMB378,105 per hectare) for the fiscal year ended March 31, 2012, which was in turn driven by increases in (1) production yield and (2) average selling price of our produce.

The increases in revenue-per-mu and average selling price for the fiscal year ended March 31, 2012 were driven by (1) increased greenhouse coverage, which leads to (a) better product mix, i.e., more solanaceous products, (b) ability to capture high off-season prices, (c) improved quality of our products, and (d) higher yields per mu, (2) enhanced cultivation know-how, and (3) market inflation.

Our greenhouse area increased from 6,779 mu as of March 31, 2011 to 8,615 mu as of March 31, 2012. The average selling price of our produce increased from RMB3,299 per tonne for the fiscal year ended March 31, 2011 to RMB3,602 per tonne for the fiscal year ended March 31, 2012. Our production yield increased from 6.4 tonnes per mu in the fiscal year ended March 31, 2011 to 7.0 tonnes in the fiscal year ended March 31, 2012.

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

Cost of Inventories Sold. Our cost of inventories sold increased by RMB98.2 million, or 27.5% from RMB357.2 million for the fiscal year ended March 31, 2011 to RMB455.4 million for the fiscal year ended March 31, 2012.

Cost of inventories sold before biological assets fair value adjustment increased by RMB33.9 million, or 24.4%, from RMB138.9 million in the fiscal year ended March 31, 2011 to RMB172.8 million in the fiscal year ended March 31, 2012. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue decreased to 33.3% in the fiscal year ended March 31, 2012 from 34.1% in the fiscal year ended March 31, 2011. The decrease in our cost of inventories sold before biological assets fair value adjustment as a percentage of revenue was due to (1) higher selling prices, (2) lower variable costs and (3) reduced purchases of third party product. Increased greenhouse coverage resulted in more efficient use of variable inputs such as seeds, fertilizers, land film and direct labor as a percentage of revenue, which was offset by an increase in farm overhead costs.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB45.0 million, or 18.6%, from RMB241.9 million in the fiscal year ended March 31, 2011 to RMB286.9 million in the fiscal year ended March 31, 2012.

The net impact of biological assets fair value adjustment for the year ended March 31, 2012 was a gain of RMB4.3 million. This was attributable to an increase of 1,136 mu (76 hectares) in our acreage of unharvested crops from April 1, 2011 to March 31, 2012 as well as a larger volume of solanaceous crops on the land as of March 31, 2012 as compared to that of March 31, 2011 due to increased greenhouse area.

In comparison, the net impact of biological assets fair value adjustment for the year ended March 31, 2011 was a gain of RMB23.5 million.

Packing Expenses. Our packing expenses increased by RMB5.2 million, or 18.3%, from RMB28.2 million in the fiscal year ended March 31, 2011 to RMB33.4 million in the fiscal year ended March 31, 2012, primarily as a result of an RMB2.4 million increase in expenses incurred in connection with packing materials used and an RMB2.1 million increase in depreciation charge attributable to our packing equipment and facilities. The increase in packing material consumed was due to (1) our effort to enhance our brand awareness, (2) better packing used to enhance the selling price, (3) more long-distance transportation, and (4) an increase in the production of solanaceous products as a percentage of total revenue, which require more packing compared to leafy and cruciferous vegetables.

Land Preparation Costs. Our land preparation costs increased by RMB16.8 million, or 80.7%, from RMB20.8 million in the fiscal year ended March 31, 2011 to RMB37.6 million in the fiscal year ended March 31, 2012. The increase was due to (1) an increase in greenhouse coverage, which increased the unit land preparation cost during the same period of rotation, and (2) an increase in average newly acquired lands under construction or reserved for future development, due to weather related delay in greenhouse construction and the increased size of our operations.

Other Income. Our other income increased by RMB3.2 million from RMB124,000 in the fiscal year ended March 31, 2011 to RMB3.3 million in the fiscal year ended March 31, 2012. This increase was due to (1) a gain from disposal of the Shantou subsidiary of RMB1.3 million, (2) amortization of RMB1.0 million resulting from incentive payment received from our depositary bank, and (3) rental income of RMB0.8 million.

Research and Development Expenses. Our research and development expenses increased by RMB1.8 million, or 24.6%, from RMB7.3 million in the fiscal year ended March 31, 2011 to RMB9.1 million in the fiscal year ended March 31, 2012, due to (1) an increase of RMB0.9 million expenses relating to grapes, (2) an increase of RMB0.4 million in direct materials and overhead costs and (3) an increase of RMB0.4 million for depreciation.

Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB7.2 million, or 28.7%, from RMB24.9 million in the fiscal year ended March 31, 2011 to RMB32.1 million in the fiscal year ended March 31, 2012. This increase was primarily due to an increase in transportation expenses of RMB12.3 million in line with the increase in our revenue and more long-distance transportation, offset by a decrease of RMB4.6 million in salary and commission payment as a result of a decrease in concession sales in the Hong Kong business, which we ceased during the fiscal year ended March 31, 2012.

Administrative Expenses. Our administrative expenses decreased by RMB10.5 million, or 15.2%, from RMB69.0 million in the fiscal year ended March 31, 2011 to RMB58.5 million in the fiscal year ended March 31, 2012. This decrease was primarily due to the incurrence of one-time initial public offering expenses amounting to RMB20.3 million, including regulatory fees, legal, accounting and other professional advisors’ fees, and printing costs incurred during the fiscal year ended March 31, 2011, offset by the increases in (1) salaries of RMB1.9 million, (2) equity-settled share-based compensation of RMB2.2 million relating to our option grants, and (3) audit fee of RMB1.8 million. Our increase in administrative expenses for the fiscal year 2012, compared to the fiscal year 2011 (excluding initial public offering expenses) was attributable to general and administrative costs associated with the growth of our business and additional compliance related costs to support our operations as a U.S. listed public company.

Impairment Losses on Property, Plant and Equipment and Prepayments. We incurred impairment losses on property, plant and equipment and prepayments of RMB14.8 million in the fiscal year ended March 31, 2012 relating to the impairment assessment of several smaller and less productive farms which we have decided to dispose of.

Other Expenses. Our other expenses decreased by RMB3.5 million, or 58.0%, from RMB6.1 million in the fiscal year ended March 31, 2011 to RMB2.6 million in the fiscal year ended March 31, 2012. This decrease was due to a RMB3.0 million loss on disposal of property, plant and equipment recognized in the fiscal year ended March 31, 2011 and offset by a decrease of RMB0.5 million in loss from natural disasters and other expenses.

Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 22.9% from RMB135.2 million in the fiscal year ended March 31, 2011 to RMB166.2 million in the fiscal year ended March 31, 2012.

Net Finance Income/(Costs). We had a net finance cost of RMB1.8 million in the fiscal year ended March 31, 2011, compared to a net finance income of RMB1.1 million in the fiscal year ended March 31, 2012, due to (1) an increase in net foreign exchange gain of RMB7.9 million recorded in the fiscal year ended March 31, 2012 from translation of non-functional currency balances between group companies, attributable to the appreciation of Renminbi, the functional currency of our PRC subsidiaries, against Hong Kong dollar and U.S. dollar, the functional currency of our Hong Kong subsidiaries, and (2) an increase in interest income of RMB1.1 million, and offset by an increase in interest expenses of RMB6.1 million.

Income Tax Expense. Our income tax expense increased from RMB101,000 in the fiscal year ended March 31, 2011 to RMB4.4 million in the fiscal year ended March 31, 2012. This increase was primarily due to (1) capital gain tax and (2) withholding tax for the distribution of earnings by the PRC subsidiaries to our offshore holding company.

Profit for the Year. As a result of the foregoing, our profit for the year increased by RMB29.4 million, or 22.1%, from RMB133.4 million in the fiscal year ended March 31, 2011 to RMB162.8 million in the fiscal year ended March 31, 2012.

B. Liquidity and Capital Resources

We have financed our business primarily through cash generated from our operations, borrowings from institutional lenders and proceeds from initial public offering. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Private Placements.” Our cash consists of cash on hand and cash at banks, which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks. As of June 30, 2013, we had RMB305.5 million ($49.8 million) in cash. We generally deposit our excess cash in interest bearing bank accounts.

As of June 30, 2013, we had a RMB32.6 million ($5.3 million) outstanding bank loan bearing an interest rate of 12.4264% per annum, which was drawn down under a loan agreement dated as of November 10, 2009 that we entered into with DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, or DEG, for a principal amount of $18.0 million. On December 28, 2012, the board of directors approved to fully repay the loan in 2013. We repaid part of the loan principal of RMB42.0 million ($6.8 million) in May 2013. The loan was obtained to fund the construction and improvement of our greenhouses and other agricultural facilities prior to our initial public offering that was completed in November 2010. The loan is repayable in equal semi-annual installments of approximately $2.3 million from May 15, 2013 to November 15, 2016. The loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year from the date of the first disbursement of the loan to the interest conversion date, which is defined as (i) the date on which the loan principal is fully disbursed or (ii) if the loan has not been fully disbursed by December 30, 2010, the date on which DEG suspends or terminates our right to draw down on the undrawn portion of the loan principal. From the interest conversion date to May 14, 2013, the loan bears a fixed interest rate of 13.14% per annum based on a base rate plus 12% per year. From May 15, 2013 to November 14, 2016, the loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year. Mr. Shing Yung Ma provided an amended and restated share retention letter to the effect that he will not, and he will procure that Grow Grand Limited, his wholly owned entity, and Le Gaga will not, sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him directly and/or indirectly through Grow Grand Limited and Le Gaga to fall below 509,770 shares without DEG’s consent.

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

As of June 30, 2013, we also had a RMB43.5 million ($7.0 million) outstanding bank loan bearing an interest rate of 1.6751% per annum, which was drawn down under a loan agreement dated as of May 3, 2013 that we entered into with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., or Rabobank, for a principal amount of $20.0 million. The loan was obtained for the repayment of the DEG loan in May 2013 and general working capital purposes. The loan is secured by the equivalent amount of cash as pledged deposits. The loan is repayable in full on May 13, 2016, three years from the draw down date. The loan bears a floating interest rate at the aggregate of one month USD LIBOR plus 1.4% per annum. In connection with the loan, Mr. Shing Yung Ma is required to be the single largest shareholder of the Company. The term loan facility agreement contains clauses which gives Rabobank the right at any time not later than thirty days prior to the dates falling from one year or two years from the date of draw down (“call option dates”) to notify us all amounts outstanding under the loan facility to be repaid on the call option dates irrespective of whether we have complied with the covenants. We regularly monitor our compliance with these covenants and do not consider it probable that the Rabobank will exercise its discretion to demand repayment for so long as we continue to meet these requirements.

Key covenants included in the loan agreement with Rabobank are as follows:

•	without Rabobank’s consent, we will not mortgage, assign, create, grant or permit any security interest or otherwise encumber any of our consolidated assets; and

•	without Rabobank’s consent, we will not change our listing status on the NASDAQ Stock Market throughout the loan period.

We have complied with and intend to continue to comply with these covenants under our loan agreement with Rabobank.

As of June 30, 2013, we also had an RMB20.0 million outstanding short-term bank loan bearing an interest rate of 6.3% per annum under a loan agreement that we entered into with Bank of China, Quanzhou Branch, for a facility of RMB40.0 million secured by a personal guarantee by Mr. Shing Yung Ma and a corporate guarantee by one of our subsidiaries. We also had several outstanding short-term bank loans totaling RMB50.0 million, bearing a fixed rate of 6.3% to 7.8% per annum with certain PRC banks. These loans were secured by a personal guarantee by Mr. Shing Yung Ma and a corporate guarantee by certain of our other subsidiaries.

Cash Flows and Working Capital

The following table shows our cash flow with respect to operating activities, investing activities and financing activities for the periods indicated. The consolidated statement of cash flow data for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013 has been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The consolidated statement of cash flow data for the three months ended June 30, 2011 and the twelve months ended June 30, 2012 has been derived from our unaudited interim consolidated financial statements for the three months ended June 30, 2011 and the twelve months ended June 30, 2012, respectively. Unless otherwise noted, the comparable period for the year ended June 30, 2013 is the twelve months ended June 30, 2012. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The cash flow in any period is not necessarily indicative of the cash flow that may be expected for any future period.

	Year Ended March 31,		Three Months Ended June 30,		Twelve Months Ended June 30,	Year Ended June 30,
	2011	2012	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Net cash generated from operating activities	129,459	286,649	82,458	53,351	257,542	258,951	42,192
Net cash used in investing activities	(260,251)	(337,121)	(112,221)	(65,221)	(290,121)	(421,307)	(68,645)
Net cash generated from/(used in) financing activities	603,515	(13,545)	(11,378)	(5,305)	(7,472)	(34,745)	(5,661)
Net increase/(decrease) in cash	472,723	(64,017)	(41,141)	(17,175)	(40,051)	(197,101)	(32,114)
Cash at the beginning of the year/period	139,207	598,722	598,722	520,475	551,491	504,506	82,202
Cash at the end of the year/period	598,722	520,475	551,491	504,506	504,506	305,487	49,775

Operating Activities

Net cash generated from operating activities increased by RMB1.5 million, or 0.5%, from RMB257.5 million in the twelve months ended June 30, 2012 to RMB259.0 million ($42.2 million) in the fiscal year ended June 30, 2013. The slight change in operating cash inflow is the offsetting effect of (1) an increase of RMB42.3 million in cash received from sales and (2) an increase of RMB40.8 million in cash paid for our cost of revenue and operating expenses, compared to last year.

Net cash generated from operating activities decreased by RMB29.1 million, or 35.3%, from RMB82.5 million in the three months ended June 30, 2011 to RMB53.4 million in the three months ended June 30, 2012. This decrease in operating cash flow was the result of (1) a decrease of RMB18.2 million in cash received due to a positive effect from trade balances from March 31, 2011 to June 30, 2011, and (2) an increase of RMB10.9 million in cash paid for our cost of revenue and operating expenses.

Net cash generated from operating activities increased by RMB157.1 million, or 121.4%, from RMB129.5 million in the fiscal year ended March 31, 2011 to RMB286.6 million in the fiscal year ended March 31, 2012. This increase in operating cash flow was the result of a RMB112.6 million increase in our revenue, with a RMB30.9 million positive effect from trade receivables balances. Our operating cash inflow was further increased by a RMB13.6 million decrease in cash paid for our cost of revenue and operating expenses. The decrease of RMB13.6 million in cash payments was primarily due to (1) spending on land sanitation of RMB27.3 million and (2) the portion of initial public offering expenditure of RMB20.3 million recognized in the income statements in the fiscal year ended March 31, 2011, offset by the increase in cost of inventories in line with our increase of revenue and business expansion.

Investing Activities

Net cash used in investing activities in the fiscal year ended June 30, 2013 was RMB421.3 million ($68.6 million), due primarily to the cash outflows for the payment for construction in progress of RMB399.7 million ($65.1 million), which consisted of the payment for (1) agricultural infrastructure in the amount of RMB198.1 million ($32.3 million), including RMB48.7 million ($7.9 million) for the conversion to soil-less production, (2) the construction of greenhouses in the amount of RMB150.9 million ($24.6 million), and (3) land improvements in the amount of RMB50.7 million ($8.3 million).

Net cash used in investing activities in the three months ended June 30, 2012 was RMB65.2 million, due primarily to the cash outflows for payment for construction in progress of RMB60.9 million, which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB43.3 million, (b) land improvements in the amount of RMB6.7 million and (c) payment for agricultural infrastructure of RMB6.1 million in connection with our operation expansion.

Net cash used in investing activities in the fiscal year ended March 31, 2012 was RMB337.1 million, due primarily to the cash outflows for (1) payment for construction in progress of RMB339.0 million, which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB210.6 million, (b) the construction of irrigation systems and other infrastructure in the amount of RMB64.1 million and (c) land improvements in the amount of RMB55.4 million, (2) payment for the purchase of property, plant and equipment of RMB6.8 million in connection with our operation expansion, and (3) plantation of non-current biological assets of RMB1.7 million.

Financing Activities

Net cash used in financing activities in the fiscal year ended June 30, 2013 was RMB34.7 million ($5.7 million), primarily due to (1) proceeds of RMB113.5 million ($18.5 million) from new bank loans, (2) repayment of bank loans of RMB52.1 million ($8.5 million), (3) increase in pledged bank deposits of RMB45.1 million ($7.3 million), (4) payment for repurchase of shares of RMB37.9 million ($6.2 million) and (5) payment of interest of RMB13.2 million ($2.2 million).

Net cash used in financing activities in the three months ended June 30, 2012 was RMB5.3 million, which was related to interest payment.

Net cash used in financing activities in the fiscal year ended March 31, 2012 was RMB13.5 million, primarily due to (1) interest payment of RMB10.5 million, (2) payment for repurchase of shares of RMB10.2 million, and (3) repayment of a PRC bank loan of RMB6.0 million. These cash outflows were partly offset by proceeds from (1) a new PRC loan of RMB10.0 million and (2) exercise of share options of RMB3.2 million.

Capital Expenditures

We had capital expenditures of RMB285.8 million, RMB335.5 million, RMB65.2 million and RMB457.7 million ($74.6 million) for the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively. Our capital expenditures were made primarily for the construction of our production facilities, farmland infrastructure and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. In the fiscal year ending June 30, 2014, we expect to incur capital expenditures of approximately RMB380 million ($61.9 million). We expect our capital expenditures in the fiscal year ending June 30, 2014 to primarily consist of the construction of our production facilities and farmland infrastructure, the conversion of part of our greenhouses to a soil-less production system and the purchases of property, plant and equipment. We expect to fund these capital expenditures from cash on hand as well as operating cash inflow.

Recent Accounting Pronouncements

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	IFRS 10, Consolidated financial statements effective for periods beginning on or after January 1, 2013.

•	IFRS 12, Disclosure of interests in other entities effective for periods beginning on or after January 1, 2013.

•	IFRS 13, Fair value measurement effective for periods beginning on or after January 1, 2013.

•	Annual improvements to IFRSs 2009-2011 Cycle effective for periods beginning on or after January 1, 2013

•	Amendments to IAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities effective for periods beginning on or after January 1, 2014

•	IFRS 9, Financial instruments effective for periods beginning on or after January 1, 2015.

We are in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far we have concluded that the adoption of these amendments is unlikely to have a significant impact on our results of operations and financial position.

C. Research and Development

We place a strong emphasis on research and development to improve our productivity and profitability. Our research and development efforts focus on developing more effective crop cultivation techniques, improving product quality, testing new vegetable varieties, increasing production yield and revenue per mu. As of June 30, 2013, our in-house research and development team consisted of 110 research professionals and staff, 16 of which have advanced degrees. Production on each of our farms is supervised by a horticultural technician who usually possesses at least ten years of experience in agriculture.

Each year we test grow many varieties of seeds, including superior varieties supplied by leading international seed companies, to identify several varieties with superior quality and yield for production. We have leased a parcel of forestland with an aggregate area of 1,150 mu (77 hectares) in Fuzhou to test grow new varieties of fruits.

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

We continually develop our horticultural know-how and carry out research and development of cultivation techniques such as soil-less production, scaffolding, pruning and fruit retention to improve our production yield and efficiency.

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

We have devoted significant resources to research and development. Our research and development expenses were RMB7.3 million, RMB9.1 million, RMB2.3 million and RMB13.3 million ($2.2 million) in the fiscal years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the fiscal year ended June 30, 2013, respectively, representing 1.8%, 1.8%, 1.9% and 2.3% of our net revenue in those respective periods.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 30, 2012 to June 30, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of June 30, 2013:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt obligations (including interest)	154,365	154,365	—	—	—
Operating lease obligations	242,907	18,621	35,329	35,085	153,872
Purchase obligations	250,172	250,172	—	—	—

Total	647,444	423,158	35,329	35,085	153,872

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position/Title

Shing Yung Ma	48	Director, Chief executive officer
Na Lai Chiu	57	Chairman of the board
Jin Li	46	Director
Neil Nanpeng Shen	45	Director
Gordon Xiaogang Wang	49	Director
Chung Bong Pang	37	Director
Li-Lan Cheng	48	Director
Yaping Si	60	Director
Auke Cnossen	40	Chief financial officer
Hang Chen	44	Vice president of operations
Dan Ma	30	Production base development director

Shing Yung Ma is the founder of our company and has served as our chairman and chief executive officer since our inception. In 2012, Mr. Ma resigned as chairman. Mr. Ma has over 15 years of managerial and operational experience in the vegetable cultivation industry. From 1999 to 2003, he served as the vice president of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of operations and sales. Prior to that, he was the general manager of Fujian Chaoda Green Agriculture Ltd. Co from 1997 to 1999. From 1991 to 1997, Mr. Ma was the vice president of Fujian Guangyuan Logistics Ltd. Co., a China-based logistics company. Prior to his career in the agricultural industry, he worked as an instructor in Fujian Normal College from 1987 to 1991. Mr. Ma received his college diploma from Fujian Normal College in 1987 where he majored in Chinese literature.

Na Lai Chiu has been our vice chairman since July 2010 and became our adviser in early 2008. In 2012, Ms. Chiu became our chairman. Ms. Chiu is one of the founders of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange. Prior to founding Chaoda Modern Agriculture (Holdings) Ltd., Ms. Chiu had over 15 years of experience in the trading business and served as the deputy general manager of a trading company based in Hong Kong, where she was primarily responsible for business management and administration.

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

Neil Nanpeng Shen has been our director since 2006 and was appointed by Sequoia following our series A financing. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of Qihoo 360, a NASDAQ-listed search solution provider in China, a director of Mecox Lane, a NASDAQ-listed mail order company in China, and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China. He is also a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and his master’s degree from the School of Management at Yale University in 1992.

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

In the fiscal year ended June 30, 2013, the total compensation we paid to our executive officers and directors was approximately RMB11.4 million ($1.9 million), including share-based compensation in the amount of approximately RMB7.3 million ($1.2 million). See “— Share Incentive Plans” below for information regarding share options that we granted to our executive officers and directors. In the fiscal year ended June 30, 2013, we paid RMB49,000 ($8,000) for pension, retirement or similar benefits for our executives officers and directors.

Share Incentive Plans

The board of directors of China Linong adopted share incentive plans in May 2007 and April 2009 and our board of directors adopted a share incentive plan in August 2010. These incentive plans were adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, officers, advisors and key employees and to promote the success of our business. Options to purchase 66.58 ordinary shares of China Linong under China Linong’s 2007 share incentive plan were issued in 2007 and after a 1-to-1000 subdivision in 2008 and an option exchange in 2010, these options subsequently represented the right to purchase 66,580,000 of our ordinary shares. As part of our restructuring, we adopted a 2009 share incentive plan, or the 2009 plan, whose key provisions are substantially the same as those of China Linong’s 2009 share incentive plan. We have reserved an aggregate of 151,430,000 ordinary shares for issuance under the 2009 plan. In July 2010, China Linong, we and all option grantees under China Linong’s 2007 and 2009 share incentive plans entered into an option exchange agreement, under which the option grantees agreed to exchange their option shares granted by China Linong with options to purchase our shares under the same terms and conditions. In August 2010, our board of directors and shareholders adopted a 2010 share incentive plan, or the 2010 plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2010 plan is 60,000,000 shares, plus an annual increase on the first day of each year, beginning in the year ended December 31, 2011 and ending in the year ending December 31, 2021, equal to the lesser of (1) 60,000,000 shares, (2) two percent of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (3) such smaller number of shares as determined by our board of directors. Our future option grants will be made pursuant to the 2010 plan.

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

As of September 30, 2013, we have granted options to purchase a total of 196,275,000 ordinary shares to our directors and executive officers with exercise prices of $0.0354 per share, $0.0729 per share, $0.0757 per share, $0.08 per share or $0.143 per share under our share incentive plans, including options which had been exercised to purchase 44,128,000 ordinary shares.

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

For the fiscal year ended June 30, 2013, our audit committee held four meetings.

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

For the fiscal year ended June 30, 2013, our compensation committee held one meeting.

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

For the fiscal year ended June 30, 2013, our nominating and corporate governance committee held one meeting.

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

D. Employees

We had 304, 262, 260 and 228 employees as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, respectively. The following table sets forth the number of our employees by function as of June 30, 2013:

Number of Employees
Administrative	42
Accounting and finance	53
Sales and marketing	23
Research and development	110

Total	228

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2013 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of September 30, 2013, 2,198,845,700 of our ordinary shares were issued and outstanding, after deducting 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans. Beneficial ownership is determined in accordance with Rule 13d-3(d)(1) under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned	%
Directors and Executive Officers:
Shing Yung Ma(1)	727,403,001	32.49
Na Lai Chiu(2)	125,805,000	5.62
Jin Li(3)	*	*
Neil Nanpeng Shen(4)	352,365,000	15.98
Gordon Xiaogang Wang(5)	55,000,000	2.50
Chung Bong Pang	*	*
Li-Lan Cheng	*	*
Yaping Si	—	—
Auke Cnossen	*	*
Hang Chen	*	*
Dan Ma	*	*
All directors and executive officers as a group	1,311,073,001	56.03
Principal Shareholders:
Grow Grand Limited(6)	667,318,001	30.35
Sequoia Entities(7)	346,465,000	15.76
Yiheng Capital, LLC(8)	137,394,400	6.25
SIG China Investments One, Ltd.(9)	136,425,000	6.20

*	Less than 1% of our ordinary shares
(1)	Consists of (i) 667,318,001 ordinary shares held by Grow Grand Limited, (ii) 20,000,000 ordinary shares held by Mr. Ma, and (iii) 40,085,000 options exercisable within 60 days after September 30, 2013. Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(2)	Consists of (i) 80,638,000 ordinary shares held by Valuetrue Investments Limited, (ii) 3,500,000 ordinary shares held by Ms. Chiu, and (iii) 41,667,000 options exercisable within 60 days after September 30, 2013. Valuetrue Investments Limited, a British Virgin Islands company, is 100% held by Na Lai Chiu. The address of Valuetrue Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Consists of certain ordinary shares held by Kara International Limited and options held by Mr. Li exercisable within 60 days after September 30, 2013. Mr. Li is a director of Kara International Limited.
(4)	Consists of (i) 346,465,000 ordinary shares held by Sequoia Entities (see Note (7) below for details), and (ii) 5,900,000 options exercisable within 60 days after September 30, 2013.
(5)	Consists of (i) 50,000,000 ordinary shares held by Win Seasons Holdings Limited and (ii) 5,000,000 options exercisable within 60 days after September 30, 2013. Win Seasons Holdings Limited is a Hong Kong company 100% held by Gordon Xiaogang Wang. The registered address of Win Seasons Holdings Limited is Room 2701, 27/F, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.
(6)	Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Consists of (i) 201,164,000 ordinary shares held by Sequoia Capital China I, L.P., (ii) 23,112,000 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 31,139,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. (together with Sequoia Capital China I, L.P. and Sequoia Capital China Partners Fund I, L.P., the “SCCI Funds”), (iv) 79,429,000 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,879,000 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and (vi) 9,742,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “SCGF Funds”). The SCCI Funds and SCGF Funds are collectively called “Sequoia Entities” for the purpose of this annual report. The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of SCCI Funds is Sequoia Capital China Management I, L.P. (“SCCI Mgt”). The general partner of SCGF Funds’ is Sequoia Capital China Growth Fund Management I, L.P. (“SCCG Mgt”). The general partner of SCCI Mgt and SCCG Mgt is SC China Holdings Limited, a company incorporated in the Cayman Islands. SC China Holdings Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of SCCI Funds and SCGF Funds is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(8)	According to the Statement on Schedule 13D filed with the SEC on July 30, 2013 by Yiheng Capital Partners LP, Yiheng Capital Partners II, L.P., Yiheng Capital, LLC and Mr. Yuanshan Guo (collectively, “Yiheng”), consists of 2,747,888 ADSs, representing 137,394,400 ordinary shares. The business address of Yiheng is 1 Montgomery St. Ste 3450, San Francisco, CA 94104, United States.
(9)	Consists of 136,425,000 ordinary shares held by SIG China Investments One, Ltd (SIG). SIG Asia Investment, LLL.P., the investment manager of SIG has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLL.P., may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The address of SIG China Investments One, Ltd is One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, British West Indies.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, was our only U.S. record holder, holding 604,256,650 ordinary shares, or approximately 27.48% of our 2,198,845,700 issued and outstanding shares as of September 30, 2013.

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

A. Major Shareholders

Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

In September 2010, an amount of RMB40,000 due to Mr. Shing Yung Ma, our chief executive offer, which was for our working capital requirements, was fully repaid by us. Moreover, since our inception, we have made advances of RMB46,000 to Mr. Ming Ho Lui, a former director of China Linong, for business-related expenses. The amount due from Mr. Ming Ho Lui was fully repaid by Mr. Lui in September 2010.

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

	Sales Price
	High	Low
Annual High and Low
Fiscal year ended June 30, 2011 (from October 29, 2010)	11.39	5.38
Fiscal year ended June 30, 2012	7.85	3.47
Fiscal year ended June 30, 2013	4.94	3.08
Quarterly High and Low
Fiscal quarter ended September 30, 2011	7.85	4.64
Fiscal quarter ended December 31, 2011	5.66	3.47
Fiscal quarter ended March 31, 2012	6.00	3.60
Fiscal quarter ended June 30, 2012	5.28	3.64
Fiscal quarter ended September 30, 2012	4.94	3.09
Fiscal quarter ended December 31, 2012	4.11	3.54
Fiscal quarter ended March 31, 2013	3.89	3.40
Fiscal quarter ended June 30, 2013	3.85	3.08
Fiscal quarter ended September 30, 2013	3.83	3.31
Monthly High and Low
April 2013	3.62	3.08
May 2013	3.85	3.11
June 2013	3.79	3.59
July 2013	3.83	3.31
August 2013	3.77	3.47
September 2013	3.72	3.56
October 2013 (through October 23)	3.64	3.10

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision), as the same may be amended from time to time, of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association.

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

If you are a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a “PRC resident enterprise” under PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances and the effects of any income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event we are treated as a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the effects of any applicable income tax treaties and the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals will be required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, starting from the annual report for the fiscal year ended March 31, 2012, we are required to file annually a Form 20-F no later than four months after the end of each fiscal year, which is October 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 4.9% and 2.6% in 2010, 2011 and 2012, and the year-over-year percent changes in the consumer price index for June 2011, 2012 and 2013 were increases of 6.4%, 2.2% and 2.7%, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, farmland leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding borrowings and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. As of June 30, 2013, we had an RMB32.6 million ($5.3 million) outstanding bank loan bearing an interest rate of 12.4264% per annum, which was drawn down under a loan agreement that we entered into with DEG. The loan bears a fixed interest rate of DEG base rate plus 12% per annum from December 30, 2010, the interest conversion date, to May 14, 2013. From May 15, 2013 to November 14, 2014, the loan bears a floating interest rate equal to the six month U.S. dollar LIBOR plus 12% per year. We also had an RMB43.5 million ($7.0 million) outstanding bank loan bearing an interest rate of 1.6751% per annum, which was drawn down under a loan agreement that we entered into with Rabobank. The loan bears a floating interest rate equal to the one month U.S. dollar LIBOR plus 1.4% per year. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 30, 2013, the RMB appreciated by approximately 34.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material and adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

	Year Ended March 31,				Three Months Ended June 30,		Year Ended June 30,
	2011		2012		2012		2013
	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax
		RMB in thousands		RMB in thousands		RMB in thousands		RMB in thousands
Renminbi(1)	5%	7,421	5%	5,222	5%	5,287	5%	6,725
	(5)%	(7,421)	(5)%	(5,222)	(5)%	(5,287)	(5)%	(6,725)
Hong Kong Dollars(2)	5%	(928)	5%	(865)	5%	(895)	5%	(860)
	(5)%	928	(5)%	865	(5)%	895	(5)%	860
U.S. Dollars(2)	5%	(1,258)	5%	(1,114)	5%	(36)	5%	(999)
	(5)%	1,258	(5)%	1,114	(5)%	36	(5)%	999

(1)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.
(2)	Arising from our subsidiaries whose functional currency is RMB.

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

Credit Risk

Our credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 60 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, we do not obtain collateral from customers. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. As of June 30, 2013, we had certain concentrations of credit risk as 3.9% and 19.4% of the total trade and other receivables were due from the largest customer and the five largest customers, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. We do not provide any guarantee which would expose us to credit risk.

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

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the Depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time. For the fiscal year ended June 30, 2013, we received reimbursement payment of $20,000 from Citibank, N.A.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

On November 3, 2010, we completed our initial public offering of ADSs sold by our company and selling shareholders. In the initial public offering, we registered and sold 10,871,599 ADSs, each representing 50 ordinary shares, at $9.50 per ADS. The aggregate offering price was $103,280,191, with $87,400,000 for the ADSs offered by us and $15,880,191 for the ADSs offered by the selling shareholders. We received net proceeds of approximately $76.9 million from our initial public offering. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. From October 29, 2010, the effective date of our registration statement on Form F-1 in connection with our initial public offering, to June 30, 2013, we used $62.9 million of the net proceeds from our initial public offering for the investment of our new farmlands in Fujian province. None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2013 based on the criteria established in Internal Control-Integrated Framework (1992) issued by COSO.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of June 30, 2013, as stated in its report, which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Le Gaga Holdings Limited:

We have audited Le Gaga Holdings Limited’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Le Gaga Holdings Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Le Gaga Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the two-year period ended March 31, 2012, the three months ended June 30, 2012 and the year ended June 30, 2013, and our report dated October 24, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

October 24, 2013

Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Year Ended March 31,		Three Months Ended June 30,	Year Ended June 30,
	2011	2012	2012	2013
	RMB	RMB	RMB	RMB	$
		(In thousands)
Audit fees(1)	4,227	4,604	1,500	4,085	666
Audit-related fees(2)	4,726	—	—	—	—
Tax fees(3)	—	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with our initial public offering in 2010.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ADSs by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the fiscal year ended June 30, 2013:

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS	Approximate Dollar Value of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
September 2012	23,743	$3.78	$89,735	$9,910,265
October 2012	4,916	$3.77	$18,512	$9,891,753
November 2012	7,800	$3.80	$29,613	$9,862,140
December 2012	444,965	$3.77	$1,675,643	$8,186,497
January 2013	8,647	$3.66	$31,660	$8,154,837
February 2013	11,621	$3.61	$41,966	$8,112,871
March 2013	1,150,000	$3.52	$4,052,500	$4,060,371

(1)	Purchased through open market transactions.
(2)	In July 2012, our board of directors approved a securities repurchase plan (the “2012 Plan”). Under the 2012 Plan, we were authorized but not obligated to repurchase up to US$10 million of our ADSs, pursuant to Rules 10b5-1(c) and 10b-18 under the Exchange Act. The 2012 Plan expired on April 30, 2013.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the NASDAQ Stock Market.

Item 16H. Mine Safety Disclosure

Not applicable.

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

4.20	English translation of Land Sub-Lease Contract between Cai Yingguo and Land V. Ltd (Fujian) dated June 14, 2005 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.22	English translation of Technology Development Contract between China Linong International Limited and Beijing Research Center for Information Technology in Agriculture dated August 5, 2010 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.23	English translation of form master lease agreement for certain leases executed in the fiscal year ended March 21, 2012

4.24	English translation of form master lease agreement for certain lease executed in the fiscal year ended March 21, 2012

8.1*	List of Subsidiaries as of June 30, 2013

11.1	Code of Business Conduct and Ethics of the Registrant, as amended, originally filed as Exhibit 99.1 with the Securities and Exchange Commission on October 15, 2010

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Dacheng Law Offices LLP (Fuzhou)

15.2*	Consent of KPMG, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Le Gaga Holdings Limited

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Chief Executive Officer

Date: October 24, 2013

LE GAGA HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Income Statements for the Years Ended March 31, 2011 and 2012, the Three Months Ended June 30, 2012 and the Year Ended June 30, 2013	F-3

Consolidated Statements of Comprehensive Income for the Years Ended March 31, 2011 and 2012, the Three Months Ended June 30, 2012 and the Year Ended June 30, 2013	F-5

Consolidated Balance Sheets as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013	F-6

Consolidated Statements of Changes in Equity for the Years Ended March 31, 2011 and 2012, the Three Months Ended June 30, 2012 and the Year Ended June 30, 2013	F-8

Consolidated Statements of Cash Flows for the Years Ended March 31, 2011 and 2012, the Three Months Ended June 30, 2012 and the Year Ended June 30, 2013	F-12

Notes to the Consolidated Financial Statements	F-16

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Le Gaga Holdings Limited:

We have audited the accompanying consolidated balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the two-year period ended March 31, 2012, the three months ended June 30, 2012 and the year ended June 30, 2013, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Le Gaga Holdings Limited and subsidiaries as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2012, the three months ended June 30, 2012 and the year ended June 30, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Le Gaga Holdings Limited’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 24, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

October 24, 2013

Consolidated income statements

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013

(Expressed in Renminbi)

			Years ended March 31,		Three months ended June 30,	Year ended June 30,
	Note		2011	2012	2012	2013
			RMB’000	RMB’000	RMB’000	RMB’000
Revenue	4		406,772	519,399	123,248	576,274
Cost of inventories sold	17	(c)	(357,211)	(455,380)	(107,983)	(494,235)
Changes in fair value less costs to sell related to:
– Crops harvested during the year/period			186,183	226,037	5,067	260,928
– Growing crops on the farmland at the year/period end			55,713	60,890	17,897	16,576
Total changes in fair value less costs to sell of biological assets	16	(a)	241,896	286,927	22,964	277,504
Packing expenses			(28,248)	(33,405)	(8,913)	(47,754)
Land preparation costs	7	(c)	(20,800)	(37,593)	(12,887)	(56,078)
Other income	5		124	3,330	466	1,830
Research and development expenses			(7,298)	(9,091)	(2,291)	(13,283)
Selling and distribution expenses			(24,949)	(32,120)	(6,516)	(42,899)
Administrative expenses			(68,978)	(58,519)	(13,155)	(44,631)
Impairment losses on property, plant and equipment and prepayments			—	(14,823)	—	—
Other expenses	5		(6,070)	(2,551)	(132)	(797)

Results from operating activities			135,238	166,174	(5,199)	155,931

Finance income			2,881	11,838	909	8,382
Finance costs			(4,643)	(10,781)	(4,046)	(13,017)

Net finance (costs)/income	6		(1,762)	1,057	(3,137)	(4,635)

Profit/(loss) before taxation	7		133,476	167,231	(8,336)	151,296
Income tax (expenses)/credit	8	(a)	(101)	(4,415)	(128)	1,840

Profit/(loss) for the year/ period			133,375	162,816	(8,464)	153,136

Consolidated income statements

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

		Years ended March 31,		Three months ended June 30,	Year ended June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Earnings/(loss) per ordinary/preferred share (in RMB cents)	9
Basic		6.68	7.12	(0.37)	6.80

Diluted		6.46	6.91	(0.37)	6.80

See accompanying notes to the consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013

(Expressed in Renminbi)

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) for the year/period	133,375	162,816	(8,464)	153,136
Other comprehensive income for the year/period (net of nil income tax)
Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”)—mainland	(12,486)	(23,535)	1,254	(6,342)
Reclassification adjustment for release of exchange reserve upon disposal of a subsidiary/deregistration of a subsidiary	—	2,969	—	—

Total comprehensive income for the year/period	120,889	142,250	(7,210)	146,794

See accompanying notes to the consolidated financial statements.

Consolidated balance sheets at March 31, 2011, March 31,

2012, June 30, 2012 and June 30, 2013

(Expressed in Renminbi)

		As of March 31,		As of June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Assets
Property, plant and equipment	11	575,246	693,297	700,245	1,049,311
Construction in progress	12	24,294	52,441	68,627	70,508
Lease prepayments	13	2,413	1,263	1,256	1,171
Long-term deposits and prepayments	14	56,991	142,754	163,494	166,916
Biological assets	16	6,049	7,697	7,833	12,439
Deferred tax assets	25	—	2,060	1,943	2,321

Total non-current assets		664,993	899,512	943,398	1,302,666

Biological assets	16	73,662	77,097	30,709	26,268
Inventories	17	4,608	11,193	16,427	14,941
Trade and other receivables	18	63,000	59,861	64,566	84,558
Pledged bank deposits	19	—	—	—	45,065
Cash	20	598,722	520,475	504,506	305,487

Total current assets		739,992	668,626	616,208	476,319

Total assets		1,404,985	1,568,138	1,559,606	1,778,985

Equity	26
Capital		687,706	692,833	692,833	644,397
Reserves		592,041	745,838	742,820	908,126

Total equity		1,279,747	1,438,671	1,435,653	1,552,523

Consolidated balance sheets at March 31, 2011, March 31,

2012, June 30, 2012 and June 30, 2013 (continued)

(Expressed in Renminbi)

		As of March 31,		As of June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Liabilities
Bank loans	21	78,835	75,875	61,998	—

Total non-current liabilities		78,835	75,875	61,998	—

Bank loans	21	6,000	10,000	24,307	146,110
Trade and other payables	23	36,321	37,055	31,111	75,246
Current taxation	25	4,082	6,537	6,537	5,106

Total current liabilities		46,403	53,592	61,955	226,462

Total liabilities		125,238	129,467	123,953	226,462

Total equity and liabilities		1,404,985	1,568,138	1,559,606	1,778,985

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013

(Expressed in Renminbi)

	Share capital	Share premium	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 26(a))	(note 26(b)(i))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	(note 26(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2010	15	307,674	26,796	(2,952)	14,075	28,355	206,081	580,044

Profit for the year	—	—	—	—	—	—	133,375	133,375
Other comprehensive income	—	—	—	(12,486)	—	—	—	(12,486)

Total comprehensive income for the year	—	—	—	(12,486)	—	—	133,375	120,889

Arising from the Reorganization	118,762	(307,674)	—	—	—	188,912	—	—
Exercise of share options	5,383	28,655	—	—	(11,793)	—	—	22,245
Equity settled share-based transactions	—	—	—	—	21,678	—	—	21,678
Issue of ordinary shares, net of issuing costs	30,778	504,113	—	—	—	—	—	534,891
Appropriations	—	—	14,473	—	—	—	(14,473)	—

At March 31, 2011	154,938	532,768	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Consolidated statements of changes in equity

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 26(a))	(note 26(b)(i))	(note 26(b)(ii))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	(note 26(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2011	154,938	532,768	—	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Profit for the year	—	—	—	—	—	—	—	162,816	162,816
Other comprehensive income	—	—	—	—	(20,566)	—	—	—	(20,566)

Total comprehensive income for the year	—	—	—	—	(20,566)	—	—	162,816	142,250

Repurchase of shares	—	—	(10,513)	—	—	—	—	—	(10,513)
Exercise of share options	453	4,674	—	—	—	(1,650)	—	—	3,477
Equity settled share-based transactions	—	—	—	—	—	23,710	—	—	23,710
Disposal of a subsidiary	—	—	—	(3,800)	—	—	—	3,800	—
Appropriations	—	—	—	15,037	—	—	—	(15,037)	—

At March 31, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

Consolidated statements of changes in equity

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 26(a))	(note 26(b)(i))	(note 26(b)(ii))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	(note 26(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

Loss for the period	—	—	—	—	—	—	—	(8,464)	(8,464)
Other comprehensive income	—	—	—	—	1,254	—	—	—	1,254

Total comprehensive income for the period	—	—	—	—	1,254	—	—	(8,464)	(7,210)

Equity settled share-based transactions	—	—	—	—	—	4,192	—	—	4,192

At June 30, 2012	155,391	537,442	(10,513)	52,506	(34,750)	50,212	217,267	468,098	1,435,653

Consolidated statements of changes in equity

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 26(a))	(note 26(b)(i))	(note 26(b)(ii))	(note 26(b)(iii))	(note 26(b)(iv))	(note 26(b)(v))	(note 26(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At July 1, 2012	155,391	537,442	(10,513)	52,506	(34,750)	50,212	217,267	468,098	1,435,653

Profit for the year	—	—	—	—	—	—	—	153,136	153,136
Other comprehensive income	—	—	—	—	(6,342)	—	—	—	(6,342)

Total comprehensive income for the year	—	—	—	—	(6,342)	—	—	153,136	146,794

Cancellation of shares	(6,885)	(41,551)	48,436	—	—	—	—	—	—
Repurchase of shares	—	—	(37,923)	—	—	—	—	—	(37,923)
Equity settled share-based transactions	—	—	—	—	—	7,999	—	—	7,999
Appropriations	—	—	—	17,017	—	—	—	(17,017)	—

At June 30, 2013	148,506	495,891	—	69,523	(41,092)	58,211	217,267	604,217	1,552,523

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013

(Expressed in Renminbi)

		Years ended March 31,		Three months ended June 30,	Year ended June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Operating activities
Profit/(loss) before taxation		133,476	167,231	(8,336)	151,296
Adjustments for:
Amortization of lease prepayments		103	87	14	56
Depreciation		47,406	65,885	18,065	91,647
Equity settled share-based transactions		21,678	23,710	4,192	7,999
Changes in fair value less costs to sell of biological assets		(241,896)	(286,927)	(22,964)	(277,504)
Interest income		(254)	(1,310)	(909)	(2,084)
Interest expense		4,643	10,781	2,792	13,017
Gain on disposal of a subsidiary	27	—	(1,309)	—	—
Net loss on disposal of property, plant and equipment and lease prepayment		5,143	2,153	79	21
Impairment losses on property, plant and equipment and prepayments		—	14,823	—	—
Foreign exchange (gain)/ loss		(2,261)	(7,630)	330	(5,529)

		(31,962)	(12,506)	(6,737)	(21,081)

Consolidated statements of cash flows

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

		Years ended March 31,		Three months ended June 30,	Year ended June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Changes in working capital:
Changes in current biological assets due to plantations		(134,070)	(162,201)	(37,627)	(206,499)
Changes in inventories, net of effect of harvested crops transferred to inventories		346,468	439,116	102,089	487,180
(Increase)/decrease in trade and other receivables		(35,310)	295	(4,724)	(19,914)
(Increase)/decrease in long-term deposits and prepayments		(21,025)	7,561	3,192	11,451
Increase/(decrease) in trade and other payables		5,459	17,265	(2,842)	7,814

Cash generated from operations		129,560	289,530	53,351	258,951
Income tax paid		(101)	(2,881)	—	—

Net cash generated from operating activities		129,459	286,649	53,351	258,951

Consolidated statements of cash flows

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

		Years ended March 31,		Three months ended June 30,	Year ended June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Investing activities
Interest received		254	1,310	909	2,084
Plantations of non-current biological assets		(1,692)	(1,656)	(480)	(1,856)
Payment for the purchase of property, plant and equipment		(9,520)	(6,797)	(4,746)	(21,878)
Payment for construction in progress and prepayments		(262,704)	(339,046)	(60,904)	(399,657)
Proceeds from disposal of property, plant and equipment and lease prepayment		13,411	5,331	—	—
Net cash inflow from disposal of subsidiaries		—	3,737	—	—

Net cash used in investing activities		(260,251)	(337,121)	(65,221)	(421,307)

Financing activities
Interest paid		(5,803)	(10,521)	(5,305)	(13,238)
Proceeds from bank loans		53,632	10,000	—	113,492
Repayments of bank loans		—	(6,000)	—	(52,011)
Increase in pledged bank deposits		—	—	—	(45,065)
Repayment to a director		(40)	—	—	—
Repayment of municipal government loan		(1,410)	—	—	—
Proceeds received from exercise of share options		22,245	3,161	—	—
Payment for repurchase of shares		—	(10,185)	—	(37,923)
Net proceeds from issue of ordinary shares, net of issuing costs		534,891	—	—	—

Net cash generated from/ (used in) financing activities		603,515	(13,545)	(5,305)	(34,745)

Consolidated statements of cash flows

for the years ended March 31, 2011 and 2012,

the three months ended June 30, 2012 and

the year ended June 30, 2013 (continued)

(Expressed in Renminbi)

		Years ended March 31,		Three months ended June 30,	Year ended June 30,
	Note	2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
Net increase/(decrease) in cash		472,723	(64,017)	(17,175)	(197,101)
Cash at beginning of the year/period		139,207	598,722	520,475	504,506
Effect of foreign exchange rate changes		(13,208)	(14,230)	1,206	(1,918)

Cash at end of the year/period	20	598,722	520,475	504,506	305,487

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	General information

(a)	Principal activities and reorganization

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

On July 16, 2010, the Company issued ordinary shares and preferred shares to the then existing ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio (the “Reorganization”). Upon the completion of the Reorganization, the Company became the holding company of the Group.

(b)	Change in Fiscal Year End

On August 24, 2012, the Board of Directors of the Company (the “Board”) approved a change in the Company’s fiscal year end from March 31 to June 30. The change in year end is to align the Company’s fiscal reporting period and its annual budget planning with the Company’s production and sales cycle.

2	Significant accounting policies

(a)	Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). IFRSs include International Accounting Standards (“IASs”) and interpretations. The consolidated financial statements were approved and authorized for issue by the Board on October 24, 2013.

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

The IASB has issued one amendment to IFRSs that are first effective for the current accounting period of the Group. The amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income, require separate presentation of items of other comprehensive income that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss in the statements of comprehensive income. The amendments have had no impact on the Group’s consolidated financial statements as the Group did not have any other items of other comprehensive income apart from the exchange difference arising from the translation of financial statements of entities outside the PRC-mainland.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (note 32).

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

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings).

(s)	Income tax

Income tax for the year/period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combinations or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year/period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

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

During the year ended June 30, 2013, no government grant (year ended March 31, 2011: RMB95,000; year ended March 31, 2012: Nil; three months ended June 30, 2012: Nil) that compensated the Group for expenses incurred in research and development activities were deducted from the related expenses, and RMB1,900,000 of government grants (year ended March 31, 2011: RMB723,000; year ended March 31, 2012: RMB1,100,000; three months ended June 30, 2012: Nil) that compensated the Group for the cost of construction of certain buildings and farmland infrastructure were deducted from the carrying amount of the respective construction in progress.

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

Foreign currency transactions during the year/period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

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

As further described in note 26(a), the Company’s preferred shares were converted into ordinary shares on an one-to-one basis on October 29, 2010 upon the completion of the IPO. For the purpose of calculation of earnings per share for the year ended March 31, 2011, the holders of the ordinary shares and preferred shares were considered to have equal rights to receive dividends from the Group’s earnings for the period prior to the conversion.

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to ordinary and preferred shareholders by the weighted average number of ordinary and preferred shares outstanding during the year/period.

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

The Group reviews the internal and external sources of information at each balance sheet date to identify indications that property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments may be impaired. When indication of impairments is identified, management assesses its fair value less costs to sell or value in use to determine the recoverable amount of such assets and the difference between the carrying amount and recoverable amount is recognized as impairment losses.

3	Accounting estimates and judgements (continued)

(b)	Impairment of assets (continued)

As of June 30, 2013, the Group identified certain indications of impairments and conducted an impairment testing in respect of its property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments. The recoverable amounts of these non-current assets were based on its value in use, determined by discounting future cash flows to be generated from the continuing use of those non-current assets. Five years of cash flows were included in the discounted cash flow model. Key assumptions used in the estimation of value in use included discount rate, terminal value growth rate and budgeted EBITDA adjusted for the net impact of biological assets fair value adjustments. The estimated recoverable amounts of those non-current assets exceeded their respective carrying amounts as of June 30, 2013. As such, management concluded that no impairment loss was required to be provided on the Group’s property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments as of June 30, 2013.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect the Group’s impairment testing and hence its results.

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

The principal activities of the Group are cultivating, processing and distribution of vegetables. Revenue represents the invoiced value of goods sold during the year/period, net of returns and discounts.

An analysis of the Group’s revenue by the categories of customers for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013 is as follows:

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Wholesalers	213,974	289,976	63,968	370,999
Institutional customers	149,131	197,394	54,224	189,164
Supermarkets	43,099	31,880	5,047	16,111
Others	568	149	9	—

	406,772	519,399	123,248	576,274

The Group’s customer base is diversified and there is no customer with whom transactions have exceeded 10% of the Group’s revenues for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013. Details of concentrations of credit risk are set out in note 28.

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

(i)	Analysis of segment results

	Years ended March 31,						Three months ended June 30			Year ended June 30,
	2011			2012			2012			2013
	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue	405,398	1,374	406,772	517,783	1,616	519,399	122,880	368	123,248	574,101	2,173	576,274

Segment profit	217,476	905	218,381	274,522	1,078	275,600	55,197	231	55,428	259,989	1,388	261,377

Depreciation and amortization	(45,425)	(154)	(45,579)	(63,406)	(87)	(63,493)	(17,411)	(14)	(17,425)	88,873	56	88,929

4	Revenue and segment information (continued)

(b)	Segment information (continued)

(ii)	Reconciliation of segment profit

Reconciliation of reportable segment profit to consolidated profit before taxation is disclosed as follows:

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Segment profit	218,381	275,600	55,428	261,377
Other income	124	3,330	466	1,830
Research and development expenses	(7,298)	(9,091)	(2,291)	(13,283)
Selling and distribution expenses	(24,949)	(32,120)	(6,516)	(42,899)
Administrative expenses	(68,978)	(58,519)	(13,155)	(44,631)
Impairment losses on property, plant and equipment and prepayments	—	(14,823)	—	—
Other expenses	(5,590)	(2,551)	(132)	(797)
Net finance (costs)/income	(1,762)	1,057	(3,137)	(4,635)
Biological assets fair value adjustment	23,548	4,348	(38,999)	(5,666)

Profit/(loss) before taxation	133,476	167,231	(8,336)	151,296

(iii)	Geographical information

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

5	Other income and other expenses

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Other income
Gain on disposal of a subsidiary (note 27)	—	1,309	—	—
Incentive payment from depositary bank	—	980	427	1,828
Rental income	—	750	—	—
Sundry income	124	291	39	2

	124	3,330	466	1,830

Other expenses
Net loss on disposal of property, plant and equipment	(5,143)	(2,153)	(79)	(21)
Natural disasters losses	(480)	—	—	—
Others	(447)	(398)	(53)	(776)

	(6,070)	(2,551)	(132)	(797)

6	Finance income and finance costs recognized in profit or loss

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income
Interest income on bank deposits	254	1,310	909	2,084
Net foreign exchange gain	2,627	10,528	—	6,298

	2,881	11,838	909	8,382

Finance costs
Interest on bank loans	(9,040)	(10,781)	(2,792)	(13,017)
Net foreign exchange loss	—	—	(1,254)	—

	(9,040)	(10,781)	(4,046)	(13,017)
Less: Interest expense capitalized into construction in progress	4,397	—	—	—

	(4,643)	(10,781)	(4,046)	(13,017)

Net finance (costs)/income recognized in profit or loss	(1,762)	1,057	(3,137)	(4,635)

7	Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after charging:

		Years ended March 31,		Three months ended June 30,	Year ended June 30,
		2011	2012	2012	2013
		RMB’000	RMB’000	RMB’000	RMB’000
(a)	Staff costs
	Contributions to defined contribution retirement plans	701	699	149	670
	Equity settled share-based payment expenses	19,460	21,564	3,813	7,100
	Salaries, wages and other benefits	56,474	67,117	17,661	74,696

		76,635	89,380	21,623	82,466

(b)	Other items
	Amortization of lease prepayments	103	87	14	56
	Depreciation	47,406	65,885	18,065	91,647
	Equity settled share-based payment expenses in respect of the Company’s consultants	2,218	2,146	379	899
	Impairment losses
	– property, plant and equipment (note 11)	—	12,771	—	—
	– long-term prepayments (note 14)	—	2,052	—	—
	Auditors’ remuneration	3,869	5,686	1,444	4,933
	Operating lease charges: minimum lease payments in respect of farmland and premises	9,996	14,738	4,384	21,716

(c)	Land preparation costs

Land preparation costs represent costs incurred before the commencement of agricultural activities on farmland and cost of maintenance of idle farmland during the rotation period.

8	Income tax in the consolidated income statements

(a)	Taxation in the consolidated income statements represents:

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Current tax
PRC withholding tax on dividends (note (v))	101	3,353	—	—
US withholding tax on incentive payment (note (iv))	—	2,099	—	—
PRC withholding tax on capital gains (note (vi))	—	358	—	—
Provision for PRC income tax (notes (vii) and (viii))	—	1,317	—	924
Release of unrecognized tax benefits due to expiration of the statute of limitations (note 25(e))	—	(641)	—	(2,351)

Deferred tax	101	6,486	—	(1,427)
Origination of temporary differences	—	(2,071)	128	(413)

Income tax expenses/(credit)	101	4,415	128	(1,840)

8	Income tax in the consolidated income statements (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates:

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	133,476	167,231	(8,336)	151,296

Notional tax on profit before taxation, calculated at the rates applicable to the tax jurisdictions concerned (note (i))	47,812	53,256	897	45,959
Effect of non-taxable income	(110)	(528)	(49)	(474)
Effect of non-deductible expenses	26	—	—	—
Effect of tax concessions (note (ii))	(48,570)	(53,397)	(1,074)	(46,148)
Effect of tax loss not recognized (note 25(c))	842	570	226	663
Effect of tax on gain on disposal of an asset (note (vii))	—	1,416	—	—
US withholding tax on incentive payment (note (iv))	—	258	128	511
PRC withholding tax on dividends (note (v))	101	3,353	—	—
PRC withholding tax on capital gains (note (vi))	—	128	—	—
Release of unrecognized tax benefits due to expiration of the statute of limitations (note 25(e))	—	(641)	—	(2,351)

Actual tax expenses/(credit)	101	4,415	128	(1,840)

Notes:

(i)	Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands (“BVI”), the Group is not subject to any tax on income or capital gains in the Cayman Islands and the BVI.

The Hong Kong statutory profits tax rate is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

The PRC’s statutory income tax rate is 25%.

(ii)	According to the PRC’s Income Tax Law and its relevant regulations, the PRC statutory income tax rate is 25%, however, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

8	Income tax in the consolidated income statements (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates: (continued)

Notes: (continued)

(iii)	No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses or had tax losses brought forward to offset estimated assessable profits for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013.

Deferred tax assets were not recognized in respect of such tax losses. Further details are set out in note 25(c).

(iv)	The Company has entered into a contract with its depositary bank for American Depositary Shares (“ADS”) depository service for a term of 5 years. During the year ended March 31, 2012, the depositary bank provided an incentive payment of US$1,100,000 to the Company which is refundable to the extent that the service contract is early terminated before the expiry of the 5-year term. The incentive amount is recorded as deferred income in the consolidated balance sheet (see note 23), which is amortized and recognized as other income over the contract term on a straight-line basis. The Company received a net payment of US$770,000 (equivalent to RMB4,897,000) from the depositary bank, after the deduction of a 30% withholding tax on the gross incentive payment, as required under the relevant U.S. tax laws. Such withholding tax amounted to US$330,000 (equivalent to RMB2,099,000). Deferred tax asset was recognized in respect of such deferred income upon receipt of the incentive payment during the year ended March 31, 2012.

RMB33,531,000 was distributed from earnings generated since January 1, 2008 which is subject to 10% PRC dividend withholding tax and provision for PRC withholding tax on dividends of RMB3,353,000 was made.

8	Income tax in the consolidated income statements (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates: (continued)

Notes: (continued)

(v)	Pursuant to the PRC’s new Income Tax Law and its relevant regulations, dividends payable to foreign corporate investors are subject to a 10% withholding tax for earnings generated since January 1, 2008. Under the Mainland China/Hong Kong Special Administrative Region (“HKSAR”) taxation arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

During the year ended March 31, 2012, Linong Agriculture Technology (Shantou) Co. Limited (“Linong Shantou”) declared a dividend of RMB58,204,000 to its immediate holding company, Land V. Group Limited, a BVI company, following the decision to dispose of Linong Shantou as mentioned in notes 11 and 27. Included in the dividend payable to Land V. Group Limited, an amount of RMB33,531,000 was distributed from earnings generated since January 1, 2008 which is subject to 10% PRC dividend withholding tax and provision for PRC withholding tax on dividends of RMB3,353,000 was made.

(vi)	During the year ended March 31, 2012, Linong Agriculture Technology (Liaoyang) Co. Limited was deregistered, with a gain of RMB2,296,000 for PRC tax purpose from the transfer of its processing factory located at Liaoyang, Shenyang to its immediate holding company, Land V. Limited, which is subject to 10% PRC capital gain withholding tax. No such gain was noted for accounting purposes. Accordingly, deferred tax asset was recognized in respect of such capital gain and related temporary differences would be reversed upon the disposal of the relevant assets.

During the year ended March 31, 2012, Land V. Group Limited disposed of its equity interest in Linong Shantou, with a gain of RMB1,276,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax.

(vii)	During the year ended March 31, 2012, Land V. Limited (Fujian) disposed of its processing factory located at Lianjiang, Fujian Province for a consideration of RMB2,300,000 which is subject to PRC income tax of RMB575,000 and PRC land appreciation tax of RMB742,000.

8	Income tax in the consolidated income statements (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates: (continued)

Notes: (continued)

(viii)	During the year ended June 30, 2013, the Group received several government grants totalling RMB3,695,000 which are regarded as non-agricultural source of income and subject to PRC income tax of 25%. Such government grants are initially recognized as other payables (included in “other creditors and accrued charges”) and will be deducted from the expenses or the carrying amounts of construction in progress upon the fulfilment of conditions attached to such government grants (see note 2(u)(iii)). Deferred tax assets were recognized in respect of such other payables upon receipt of such government grants and the related temporary difference would be reversed upon deduction of relevant amounts from the expenses or reduced depreciation expenses charged to profit or loss.

9	Earnings/(loss) per ordinary/preferred share

(a)	Basic earnings/(loss) per ordinary/preferred share

During the year ended March 31, 2011, the Group had in issue ordinary shares and preferred shares. On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the IPO of the ordinary shares of the Group. The automatic conversion did not result in the retrospective adjustments to any previously reported basic and diluted earnings per share since the weighted average number of shares used in the calculation of basic and diluted earnings per share for periods prior to the conversion has included both ordinary and preferred shares.

For the purpose of calculating basic and diluted earnings/(loss) per share, the number of ordinary and preferred shares used in the calculation reflects the effect of the 1,000-for-1 share exchange in connection with the Reorganization described in note 1(a) on a retrospective basis as if the event had occurred at the beginning of the earliest period presented.

9	Earnings/(loss) per ordinary/preferred share (continued)

(a)	Basic earnings/(loss) per ordinary/preferred share (continued)

The calculation of basic profit/(loss) per share is based on the profit/(loss) attributable to ordinary and preferred equity shareholders of the Group of a profit of RMB153,136,000 (year ended March 31, 2011: profit of RMB133,375,000; year ended March 31, 2012: profit of RMB162,816,000; three months ended June 30, 2012: loss of RMB8,464,000) and the weighted average number of ordinary and preferred shares outstanding, calculated as follows:

Weighted average number of ordinary and preferred shares:

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Issued ordinary and preferred shares at beginning of the year/period	1,753,997	2,293,591,000	2,300,782,150	2,300,782,150
Effect of share exchange in connection with the Reorganization	1,752,243,003	—	—	—
Effect of treasury shares	—	(7,425,000)	(19,351,850)	(49,119,623)
Effect of share options exercised	50,997,000	969,000	—	—
Effect of shares issued under IPO	192,822,000	—	—	—

Weighted average number of ordinary and preferred shares at end of the year/period	1,997,816,000	2,287,135,000	2,281,430,300	2,251,662,527

9	Earnings/(loss) per ordinary/preferred share (continued)

(b)	Diluted earnings/(loss) per ordinary/preferred share

The calculation of diluted earnings/(loss) per share is based on the profit/(loss) attributable to ordinary and preferred equity shareholders of the Group of a profit of RMB153,136,000 (year ended March 31, 2011: profit of RMB133,375,000; year ended March 31, 2012: profit of RMB162,816,000; three months ended June 30, 2012: loss of RMB8,464,000) and the weighted average number of ordinary and preferred shares outstanding, calculated as follows:

Weighted average number of ordinary and preferred shares (diluted):

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Weighted average number of ordinary and preferred shares at end of the year/period	1,997,816,000	2,287,135,000	2,281,430,300	2,251,662,527
Effect of deemed issue of shares under the Company’s share option schemes	68,160,000	67,614,000	—	777,380

Weighted average number of ordinary and preferred shares (diluted) at end of the year/period	2,065,976,000	2,354,749,000	2,281,430,300	2,252,439,907

For the three months ended June 30, 2012, the computation of diluted loss per share does not assume the conversion of the Company’s outstanding share options since it would have been anti-dilutive.

For the year ended June 30, 2013, 189,155,852 options issued under the Group’s share option schemes (year ended March 31, 2011: Nil; year ended March 31, 2012: 44,971,801 options) were excluded from the diluted weighted average number of shares calculation as their effect would have been anti-dilutive.

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

11	Property, plant and equipment

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2010	95,319	302,628	23,682	3,390	1,371	426,390
Exchange adjustments	—	—	—	(46)	(14)	(60)
Additions	160	231	7,710	561	858	9,520
Transfer from construction in progress (note 12)	43,456	225,456	515	—	—	269,427
Disposals	(2,201)	(15,308)	(1,303)	(1,189)	(250)	(20,251)

As at March 31, 2011	136,734	513,007	30,604	2,716	1,965	685,026

Accumulated depreciation:
As at April 1, 2010	15,034	41,114	9,611	2,191	578	68,528
Exchange adjustments	—	—	—	(21)	(5)	(26)
Charge for the year	11,340	29,665	5,680	390	331	47,406
Written back on disposals	(603)	(3,515)	(598)	(1,188)	(224)	(6,128)

As at March 31, 2011	25,771	67,264	14,693	1,372	680	109,780

Net book value:
As at March 31, 2011	110,963	445,743	15,911	1,344	1,285	575,246

11	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2011	136,734	513,007	30,604	2,716	1,965	685,026
Exchange adjustments	—	(70)	—	(36)	(17)	(123)
Additions	100	253	5,765	563	116	6,797
Transfer from construction in progress (note 12)	42,815	160,749	932	—	—	204,496
Disposals
– through disposal of a subsidiary	(11,163)	(8,250)	(198)	—	—	(19,611)
– others	—	(5,030)	(9,776)	(198)	(418)	(15,422)

As at March 31, 2012	168,486	660,659	27,327	3,045	1,646	861,163

Accumulated depreciation:
As at April 1, 2011	25,771	67,264	14,693	1,372	680	109,780
Exchange adjustments	—	(4)	—	(18)	(4)	(26)
Charge for the year	15,559	43,264	6,339	412	311	65,885
Impairment loss	4,055	8,711	5	—	—	12,771
Written back on disposals
– through disposal of a subsidiary	(4,686)	(4,308)	(119)	—	—	(9,113)
– others	(28)	(2,391)	(8,690)	(131)	(191)	(11,431)

As at March 31, 2012	40,671	112,536	12,228	1,635	796	167,866

Net book value:
As at March 31, 2012	127,815	548,123	15,099	1,410	850	693,297

11	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2012	168,486	660,659	27,327	3,045	1,646	861,163
Exchange adjustments	—	49	—	5	2	56
Additions	—	—	4,500	171	75	4,746
Transfer from construction in progress (note 12)	1,000	19,298	—	—	—	20,298
Disposals	—	(3,778)	(619)	—	(80)	(4,477)

As at June 30, 2012	169,486	676,228	31,208	3,221	1,643	881,786

Accumulated depreciation:
As at April 1, 2012	40,671	112,536	12,228	1,635	796	167,866
Exchange adjustments	—	4	—	3	1	8
Charge for the period	4,150	11,960	1,782	104	69	18,065
Written back on disposals	—	(3,778)	(548)	—	(72)	(4,398)

As at June 30, 2012	44,821	120,722	13,462	1,742	794	181,541

Net book value:
As at June 30, 2012	124,665	555,506	17,746	1,479	849	700,245

11	Property, plant and equipment (continued)

	Land Improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at July 1, 2012	169,486	676,228	31,208	3,221	1,643	881,786
Exchange adjustments	—	(202)	—	(21)	(6)	(229)
Additions	—	1,555	20,026	—	297	21,878
Transfer from construction in progress (note 12)	68,656	321,042	27,315	—	2,030	419,043
Disposals	(1,070)	(3,568)	(2,457)	(7)	(108)	(7,210)

As at June 30, 2013	237,072	995,055	76,092	3,193	3,856	1,315,268

Accumulated depreciation:
As at July 1, 2012	44,821	120,722	13,462	1,742	794	181,541
Exchange adjustments	—	(21)	—	(17)	(4)	(42)
Charge for the year	21,416	58,309	11,156	386	380	91,647
Written back on disposals	(1,070)	(3,567)	(2,457)	(6)	(89)	(7,189)

As at June 30, 2013	65,167	175,443	22,161	2,105	1,081	265,957

Net book value:
As at June 30, 2013	171,905	819,612	53,931	1,088	2,775	1,049,311

At March 31, 2011, the Group was in the process of obtaining the relevant property ownership certificates of certain buildings in the PRC-mainland from the relevant government authorities, the carrying value of which amounted to approximately RMB6,396,000. During the year ended March 31, 2012, the Group obtained the property ownership certificates of these buildings.

Farmland infrastructure and certain buildings are built on the leased farmland and the directors of the Company are of the opinion that the Group is entitled to the beneficial title of such farmland infrastructure and buildings over the term of land leases, the carrying value of those farmland infrastructure and buildings amounted to approximately RMB439,347,000, RMB541,702,000, RMB549,107,000 and RMB813,590,000 at March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013 respectively.

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

12	Construction in progress

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	17,402	24,294	52,441	68,627
Additions	276,319	232,643	36,484	420,924
Transfer to property, plant and equipment (note 11)	(269,427)	(204,496)	(20,298)	(419,043)

At end of the year/period	24,294	52,441	68,627	70,508

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective balance sheet dates.

13	Lease prepayments

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At beginning of the year/period	2,828	2,828	1,471	1,478
Exchange adjustments	—	—	7	(29)
Disposals	—	(1,357)	—	—

At end of the year/period	2,828	1,471	1,478	1,449

Accumulated amortization:
At beginning of the year/period	312	415	208	222
Charge for the year	103	87	14	56
Written back on disposals	—	(294)	—	—

At end of the year/period	415	208	222	278

Net book value:
At end of the year/period	2,413	1,263	1,256	1,171

Lease prepayments represent cost of land use rights paid to the PRC land bureau. The Group has been granted land use rights for a period of 50 years.

14	Long-term deposits and prepayments

Long-term deposits and prepayments represent prepayments for construction works, deposits to wholesalers and the prepaid marketing, pest control, environmental protection and land sanitation service costs and utilities expenses at the respective balance sheet dates:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Construction works	3,440	99,504	123,436	138,309
Prepaid environmental protection service costs	15,564	13,454	12,926	10,816
Prepaid land sanitation service costs	18,739	12,390	10,764	4,409
Prepaid pest control service costs	11,755	12,215	11,323	9,009
Deposits to wholesalers	3,080	4,080	4,080	4,080
Prepaid utilities expenses	2,058	1,830	1,773	1,461
Prepaid facility/front-end fees in connection with bank loans	1,688	1,333	1,244	497
Prepaid advertising and promotion expenses	667	—	—	—

	56,991	144,806	165,546	168,581
Less: Impairment loss related to suspended cultivation bases	—	(2,052)	(2,052)	(1,665)

	56,991	142,754	163,494	166,916

The Group made prepayments to certain third party vendors during the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013 for the provision of pest control, environmental protection and land sanitation service for periods of three to ten years.

During the year ended March 31, 2012, the Group suspended the operations of certain cultivation bases and impairment loss of RMB2,052,000 was recognized in respect of prepayments for pest control service and land sanitation service in relation to such cultivation bases.

During the year ended June 30, 2013, the Group returned one of the suspended cultivation bases to the landlord and wrote off the relevant long-term prepayments of RMB387,000 and related impairment loss made previously.

15	Principal subsidiaries

The following list contains the particulars of subsidiaries of the Company as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013. The class of shares held is ordinary unless otherwise stated.

	Place and date of	Registered
Name of company	establishment/ incorporation and operation	capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of March 31,		As of June 30,
			2011	2012	2012	2013
China Linong International Limited	BVI/ Hong Kong March 24, 2006	US$1,754	100%	100%	100%	100%	Investment holding
Land V. Group Limited	BVI/ Hong Kong March 24, 2005	US$1,050	100%	100%	100%	100%	Investment holding
China Linong (Hong Kong) Limited	Hong Kong July 22, 2011	HK$10,000	—	100%	100%	100%	Investment holding
Linong (Fujian) Investment Holdings Limited	The PRC January 19, 2012	Registered capital of RMB200,000,000	—	100%	100%	100%	Investment holding
Land V. Limited	Hong Kong October 31, 2001	HK$100,000	100%	100%	100%	100%	Sales of agricultural products
Hong Kong Linong Limited	Hong Kong November 10, 2006	HK$100,000	100%	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Shenzhen) Co. Limited	The PRC April 23, 2004	HK$10,000,000	100%	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Liaoyang) Co. Limited (note (b))	The PRC July 7, 2004	US$640,000	100%	—	—	—	Growing, processing and sales of agricultural products
Land V. Limited (Fujian)	The PRC July 23, 2004	HK$15,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

15	Principal subsidiaries (continued)

	Place and date of	Registered
Name of company	establishment/ incorporation and operation	capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of March 31,		As of June 30,
			2011	2012	2012	2013
Land V. Limited (Zhangjiakou)	The PRC October 18, 2006	HK$11,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Shantou) Co. Limited (note (a))	The PRC May 9, 2007	US$1,000,000	100%	—	—	—	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Huizhou) Co. Limited	The PRC December 28, 2006	HK$90,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Xiamen Land V. Group Co. Limited	The PRC March 20, 2007	US$1,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Ningde) Co. Limited	The PRC September 22, 2008	US$2,100,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Fuzhou Land V. Group Co. Limited	The PRC June 12, 2008	US$10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Zhangzhou) Co. Limited	The PRC June 19, 2008	Registered capital of US$10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Liyuan Agriculture Technology (Quanzhou) Co. Limited	The PRC October 26, 2009	RMB10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

15	Principal subsidiaries (continued)

	Place and date of	Registered
Name of company	establishment/ incorporation and operation	capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of March 31,		As of June 30,
			2011	2012	2012	2013
Liaoyang Liyuan Agricultural Products Co. Limited	The PRC April 28, 2010	RMB3,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Putian Land V. Group Co. Limited	The PRC December 23, 2010	US$20,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Linong (Sanming) Limited	The PRC May 23, 2012	RMB50,000,000	—	—	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Fuqing) Co. Limited	The PRC May 31, 2012	RMB50,000,000	—	—	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Xianyou) Co. Limited	The PRC June 19, 2012	RMB10,000,000	—	—	100%	100%	Growing, processing and sales of agricultural products

Notes:

(a)	The Group disposed of Linong Agriculture Technology (Shantou) Co. Limited during the year ended March 31, 2012 (see note 27).

(b)	Linong Agricultural Technology (Liaoyang) Co. Limited was deregistered during the year ended March 31, 2012.

16	Biological assets

Biological assets represent the growing crops including vegetables, fresh fruits, tea trees in various cultivation bases located in the PRC-mainland.

(a)	Reconciliation of carrying amount of biological assets:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	50,191	79,711	84,794	38,542
Changes in fair value less costs to sell	241,896	286,927	22,964	277,504
Plantation expenditure	135,762	163,857	38,107	208,355
Harvested crops transferred to inventories	(348,138)	(445,701)	(107,323)	(485,694)

At end of the year/period	79,711	84,794	38,542	38,707

Non-current portion	6,049	7,697	7,833	12,439
Current portion	73,662	77,097	30,709	26,268

At end of the year/period	79,711	84,794	38,542	38,707

Plantation expenditure comprises those costs that are directly attributable to cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticide, direct labour, operating lease charges on farmland, depreciation and other direct costs.

16	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets:

	As of March 31, 2011
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	6,049	6,049
Current	5,956	73,662	—	—	73,662

	5,956	73,662	1,150	6,049	79,711

	As of March 31, 2012
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,697	7,697
Current	7,092	77,097	—	—	77,097

	7,092	77,097	1,150	7,697	84,794

	As of June 30, 2012
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,833	7,833
Current	6,848	30,709	—	—	30,709

	6,848	30,709	1,150	7,833	38,542

	As of June 30, 2013
	Area	Vegetables and fruits	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	12,439	12,439
Current	6,732	26,268	—	—	26,268

	6,732	26,268	1,150	12,439	38,707

16	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets (continued):

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

Biological assets were stated at fair value less costs to sell as estimated by an independent appraiser using the net present value approach whereby projected future net cash flows were discounted at the rates of 15.7% for vegetables and 19.3% for fruits, tea and other trees as of June 30, 2013 (March 31, 2011: 16.6% and 20.2%; March 31, 2012: 16.0% and 19.4%; June 30, 2012: 15.8% and 19.3%) to provide a current market value of the biological assets.

The discount rates used in the valuation of the biological assets in the PRC-mainland as at each balance sheet date were based on the market-determined pre-tax rate.

The principal valuation methodology and assumptions adopted are as follows:

•	The present condition of a biological asset excludes any increases in value from additional biological transformation and future activities of the Company such as those related to enhancing the future biological transformation, harvesting and selling; and

•	Estimated future net cash flows are referenced to past experience from the management and historical records.

(c)	The quantity and amount of fair value less costs to sell of agricultural produce harvested during the year/period:

	As of March 31,				As of June 30,
	2011		2012		2012		2013
	Quantity (tons)	Amount	Quantity (tons)	Amount	Quantity (tons)	Amount	Quantity (tons)	Amount
		RMB’000		RMB’000		RMB’000		RMB’000
Vegetables and fruits	123,294	348,138	144,192	445,701	34,947	107,323	138,212	485,694

(d)	Risks related to the Group’s biological assets:

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

17	Inventories

(a)	Inventories in the consolidated balance sheets comprise:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Agricultural materials	3,992	10,886	15,057	13,820
Consumables and packing materials	582	307	1,370	1,121
Agricultural produce	34	—	—	—

	4,608	11,193	16,427	14,941

Agricultural materials represent seeds, fertilizers and pesticides.

(b)	Reconciliation of carrying amount of agricultural produce:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	—	34	—	—
Harvested crops transferred in from biological assets	348,138	445,701	107,323	485,694
Purchases during the year/period	9,107	9,645	660	8,541
Cost of inventories sold	(357,211)	(455,380)	(107,983)	(494,235)

At end of the year/period	34	—	—	—

17	Inventories (continued)

(c)	The cost of inventories sold for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013 includes the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Purchases of agricultural produce	9,073	9,679	660	8,541
Plantation expenditure	129,790	163,122	45,360	202,524
Biological assets fair value adjustments	218,348	282,579	61,963	283,170

Cost of inventories sold	357,211	455,380	107,983	494,235

18	Trade and other receivables

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	40,131	29,804	32,876	55,299
Other receivables, deposits and prepayments	22,869	30,057	31,690	29,259

	63,000	59,861	64,566	84,558

All of the trade and other receivables are expected to be recovered within one year.

No allowance for impairment of doubtful debts on trade receivables has been made as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013.

18	Trade and other receivables (continued)

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Neither past due nor impaired	40,001	29,576	31,403	55,186

Less than 1 month past due	—	7	484	105
1 to 3 months past due	—	1	3	—
3 to 6 months past due	—	216	982	—
6 to 12 months past due	130	4	4	8

	130	228	1,473	113

	40,131	29,804	32,876	55,299

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

19	Pledged bank deposits

As at June 30, 2013, bank deposits of US$5,000,000 (equivalent to RMB31,065,000) and RMB14,000,000 were pledged to a bank to secure a bank loan of US$7,000,000 (equivalent to RMB43,492,000).

20	Cash

Cash comprises:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Cash at bank	564,069	469,225	435,547	160,757
Cash in hand	34,653	51,250	68,959	144,730

	598,722	520,475	504,506	305,487

20	Cash (continued)

As of June 30, 2013, cash of RMB289,729,000 (March 31, 2011: RMB155,992,000; March 31, 2012: RMB306,463,000; June 30, 2012: RMB309,105,000) is denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

21	Bank loans

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current liability
DEG loan—non-current portion	78,835	75,875	61,998	—

Current liabilities
Rabobank loan	—	—	—	43,492
DEG loan—current portion	—	—	14,307	32,618
Other bank loans	6,000	10,000	10,000	70,000

	6,000	10,000	24,307	146,110

	84,835	85,875	86,305	146,110

(a)	DEG loan

On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG—Deutsche Investitions—Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of US$18,000,000 (the “DEG Loan”). The DEG Loan had been drawn down to an extent of US$12,000,000 (equivalent to RMB76,305,000) as at June 30, 2012 (March 31, 2011: US$12,000,000 (equivalent to RMB78,835,000); March 31, 2012: US$12,000,000 (equivalent to RMB75,875,000)). During the year ended June 30, 2013, the Group had repaid part of the loan principal of US$6,750,000 (equivalent to RMB42,011,000). The purpose of the DEG Loan is to finance the expansion of the Group’s farmland operations, which involve construction of greenhouse, infrastructure works, irrigation systems and accessory facilities in the cultivation bases of the Group.

(i)	Repayment terms and interest rates

The DEG Loan is repayable in equal semi-annual instalment of US$2,250,000 each from May 15, 2013 to November 15, 2016. Any undisbursed loan amounts and any amount outstanding under the DEG Loan which is converted as mentioned in note 21(a)(ii) shall be set off against the repayment installments in inverse order of their maturity.

21	Bank loans (continued)

(a)	DEG loan (continued)

(i)	Repayment terms and interest rates (continued)

On December 28, 2012, the Board of Directors approved to fully repay the DEG Loan in 2013. Accordingly the entire outstanding loan principal of US$5,250,000 (equivalent to RMB32,618,000) is classified as a current liability on the consolidated balance sheet as of June 30, 2013.

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

During the year ended June 30, 2013, the DEG Loan carried a weighted average interest rate of 13.10% (year ended March 31, 2011: 12.73%; year ended March 31, 2012: 13.14%; three months ended June 30, 2012: 13.14%) per annum.

(ii)	Conversion right

Pursuant to the Loan Agreement, DEG was provided the right to subscribe for new ordinary or preferred shares under certain conditions. In connection with the Company’s IPO, the conversion right of DEG was terminated effective on October 29, 2010.

(iii)	Share retention and financial covenants

In connection with the DEG Loan, Mr. Ma Shing Yung, Chief Executive Officer and the former Chairman and a shareholder of the Company, provided a share retention letter as amended and restated, to the effect that he, Grow Grand Limited, his wholly owned entity, and the Company will not sell, transfer or encumber China Linong’s shares which would cause the number of issued shares in China Linong held by him indirectly through Grow Grand Limited and the Company to fall below 509,770 shares without DEG’s consent. In addition, the Group is subject to the requirements of certain financial covenants in respect of the DEG Loan. As at June 30, 2013, the Group was in compliance with such financial covenants.

21	Bank loans (continued)

(b)	Rabobank loan

On May 3, 2013, the Company entered into a term loan facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) for a loan principal amount of US$20,000,000 (“Rabobank loan”). The Rabobank loan is secured by the pledged deposits as disclosed in note 19. The facility was utilized to the extent of bank loan of US$7,000,000 (equivalent to RMB43,492,000) as of June 30, 2013. The purpose of the Rabobank loan is for the repayment of the DEG loan and general working capital.

The bank loan of US$7,000,000 is repayable in full on May 13, 2016, three years from the draw down date, and bears a floating interest rate at the aggregate of London Interbank Offered Rates for one month United States Dollars deposits (“one month USD LIBOR”) plus 1.4% per annum. As of June 30, 2013, the Rabobank loan carried an interest rate of 1.6751% per annum.

In connection with the Rabobank loan, Mr. Ma Shing Yung is required to be the single largest shareholder of the Company. In addition, the Rabobank loan is subject to the fulfillment of certain covenants as are commonly found in lending agreements with financial institutions. If the Company were to breach the covenants, the outstanding loan amount under the facility would be repayable on demand.

The term loan facility agreement contains clauses which gives Rabobank the right at any time not later than thirty days prior to the dates falling from one year or two years from the date of drawn down (“call option dates”) to notify the Company all amounts outstanding under the loan facility to be repaid on the call option dates irrespective of whether the Company has complied with the covenants. As a result of the call option right of Rabobank, the outstanding Rabobank loan at June 30, 2013 is classified as a current liability on the accompanying consolidated balance sheet.

The Company regularly monitors its compliance with these covenants and does not consider it probable that Rabobank will exercise its discretion to demand repayment for so long as the Company continues to meet these requirements. Further details of the Company’s management of liquidity risk are set out in note 28(c).

(c)	Other bank loans

During the year ended March 31, 2011, the Group obtained a short-term bank loan of RMB6,000,000 in the PRC-mainland for general working capital purposes. The short-term bank loan was unsecured, interest bearing at a fixed rate of 6.2658% per annum and repayable within one year. This short-term bank loan was settled on June 21, 2011.

21	Bank loans (continued)

(c)	Other bank loans (continued)

During the year ended March 31, 2012, a subsidiary of the Company obtained a banking facility of RMB40,000,000 which was secured by a personal guarantee given by Mr. Ma Shing Yung, at nil fee, and corporate guarantee given by another subsidiary of the Company. The facility was utilized to the extent of bank loan of RMB20,000,000 as of June 30, 2013 (March 31 and June 30, 2012: RMB10,000,000). The bank loan of RMB20,000,000 as at June 30, 2013 is unsecured, interest bearing at a fixed rate of 6.3% per annum and repayable within one year.

During the year ended June 30, 2013, certain subsidiaries of the Company obtained bank loans totalling RMB50,000,000 which were secured by a personal guarantee given by Mr. Ma Shing Yung, at nil fee, and corporate guarantees given by other subsidiaries of the Company. The loans are unsecured, interest bearing at a fixed rate of 6.3% to 7.8% per annum and repayable within one year.

22	Loan from municipal government

Municipal government loan of RMB1,410,000 was obtained by the Group through two instalments in 2008 and one instalment in 2009 for acquiring a land use right in Liaoyang, Liaoning Province, the PRC and for constructing a processing factory for its agricultural produce on that land. There were no unfulfilled conditions or contingencies relating to the municipal government loan. The municipal government loan was unsecured, interest bearing at a fixed rate of 2% per annum and was repaid in full during the year ended March 31, 2011.

23	Trade and other payables

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Trade creditors	8,214	9,307	7,755	13,855
Deferred income	—	6,103	5,710	3,905
Other creditors and accrued charges	28,107	21,645	17,646	57,486

	36,321	37,055	31,111	75,246

All of the trade and other payables are expected to be settled within one year.

24	Equity settled share-based transactions

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

On July 17, 2010, the Company granted 218,010,000 share options (“Le Gaga option”) to the options holders of China Linong at a 1,000-for-1 exchange ratio (“Share Options Exchange”). Each Le Gaga option gives the holder the right to subscribe for one ordinary share in the Company. Upon the grant of Le Gaga options, 218,010 share options representing all outstanding share options of China Linong were cancelled on July 17, 2010. The grant of Le Gaga options was a replacement plan for the cancelled share options of China Linong and no fair value increment was resulted from the Share Options Exchange as the terms and conditions attached to Le Gaga options are the same as those options granted by China Linong on May 23, 2007, April 17, 2009 and March 29, 2010, respectively except for the corresponding adjustment for the exercise price to give effect to the 1,000-for-1 exchange ratio. The number of options and per share data disclosed in notes 24(a), (b) and (c) was adjusted if applicable to give effect of the 1,000-for-1 exchange ratio.

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

24	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants are as follows:

	Number of share options				Vesting conditions (from the date of grant)	Contractual term
	Directors	Consultants	Employees	Total
Granted on May 23, 2007
	15,526,667	—	6,700,000	22,226,667	One year	10 years
	15,526,667	—	6,700,000	22,226,667	Two years	10 years
	15,526,666	—	6,600,000	22,126,666	Three years	10 years

	46,580,000	—	20,000,000	66,580,000

Granted on April 17, 2009
	8,748,667	5,666,667	1,666,667	16,082,001	One year	10 years
	8,748,667	5,666,667	1,666,667	16,082,001	Two years	10 years
	8,748,666	5,666,666	1,666,666	16,081,998	Three years	10 years

	26,246,000	17,000,000	5,000,000	48,246,000

Granted on March 29, 2010
	14,394,667	6,000,000	14,000,000	34,394,667	One year	10 years
	14,394,667	6,000,000	14,000,000	34,394,667	Two years	10 years
	14,394,666	6,000,000	14,000,000	34,394,666	Three years	10 years

	43,184,000	18,000,000	42,000,000	103,184,000

Granted on August 31, 2010
	5,600,000	1,800,000	12,600,000	20,000,000	One year	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Two years	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Three years	10 years

	16,800,000	5,400,000	37,800,000	60,000,000

Granted on June 10, 2011
	11,085,000	1,000,000	3,205,601	15,290,601	One year	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Two years	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Three years	10 years

	33,255,000	3,000,000	9,616,801	45,871,801

24	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows:

	As of March 31,				As of June 30,
	2011		2012		2012		2013
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$		US$		US$		US$
Outstanding at beginning of the year/period	0.062780	218,010,000	0.076493	197,516,001	0.089338	232,363,302	0.089411	230,563,302
Exercised during the year/period	0.041538	(79,593,999)	0.076699	(7,191,150)	—	—	—	—
Forfeited during the year/period	0.08	(900,000)	0.093296	(3,833,350)	0.08	(1,800,000)	0.077334	(6,842,100)
Granted during the year/period	0.08	60,000,000	0.143	45,871,801	—	—	—	—

Outstanding at end of the year/period	0.076493	197,516,001	0.089338	232,363,302	0.089411	230,563,302	0.089781	223,721,202

Exercisable at end of the year/period	0.075473	37,462,668	0.075855	96,914,833	0.0834	126,187,434	0.086487	191,730,601

24	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows: (continued)

The weighted average share price at the date of exercise for share options exercised during the year ended March 31, 2012 was US$0.10 (2011: US$0.10). No share options were exercised during the three months ended June 30, 2012 and the year ended June 30, 2013.

The options outstanding as of June 30, 2013 had a weighted average remaining contractual life of 6.94 years (March 31, 2011: 8.96 years; March 31, 2012: 8.19 years; June 30, 2012: 7.94 years).

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

25	Income tax in the consolidated balance sheets

(a)	Current taxation in the consolidated balance sheets represents:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Provision for PRC income/withholding tax for the year/period	—	3,096	—	924
Balance in respect of prior years	4,082	3,441	6,537	4,182

	4,082	6,537	6,537	5,106

25	Income tax in the consolidated balance sheets (continued)

(b)	Deferred tax assets recognized

The component of deferred tax assets recognized in the consolidated balance sheets and the movements during the year ended March 31, 2012; the three months ended June 30, 2012 and the year ended June 30, 2013, are as follows:

	Property, plant and equipment and lease prepayment	Other payables	Total
	RMB’000	RMB’000	RMB’000
Deferred tax arising from:
At April 1, 2011	—	—	—
Credited to profit or loss	230	1,841	2,071
Exchange difference	(1)	(10)	(11)

At March 31, 2012	229	1,831	2,060

At April 1, 2012	229	1,831	2,060
Charged to profit or loss	—	(128)	(128)
Exchange difference	1	10	11

At June 30, 2012	230	1,713	1,943

At July 1, 2012	230	1,713	1,943
Credited to profit or loss	—	413	413
Exchange difference	(5)	(30)	(35)

At June 30, 2013	225	2,096	2,321

25	Income tax in the consolidated balance sheets (continued)

(c)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets as of June 30, 2013 in respect of cumulative tax losses of RMB33,265,000 and RMB6,916,000 (March 31, 2011: RMB27,714,000 and RMB6,253,000; March 31, 2012: RMB29,282,000 and RMB7,297,000; June 30, 2012: RMB30,523,000 and RMB7,382,000) arising from the subsidiaries in Hong Kong and in the PRC-mainland, respectively, as it is not probable that future taxable profits against which losses can be utilized will be available in the relevant entities. The tax losses of the subsidiaries in Hong Kong do not expire under current tax legislation while those of the subsidiaries in the PRC-mainland will expire in five years.

The cumulative tax losses of the subsidiaries in the PRC-mainland amounted to RMB6,916,000 as of June 30, 2013, of which RMB1,700,000, RMB1,560,000, RMB1,208,000, RMB1,210,000, RMB1,062,000 and RMB176,000 will expire, if unused, by December 31, 2013, 2014, 2015, 2016, 2017 and 2018 respectively.

(d)	Deferred tax liabilities not recognized

At June 30, 2013, deferred tax liabilities not recognized in respect of temporary differences relating to the undistributed profits of PRC subsidiaries amounted to RMB774,946,000 (March 31, 2011: RMB348,264,000; March 31, 2012: RMB531,015,000; June 30, 2012: RMB575,867,000) as the Group controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these accumulated profits will not be distributed in the foreseeable future by the PRC subsidiaries.

(e)	Unrecognized tax benefits

The unrecognized tax benefits as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly related to the tax positions of PRC subsidiaries on the taxability of certain income, government grants and declared dividends. The Group does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. No interest and penalty expenses were recorded for the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013.

25	Income tax in the consolidated balance sheets (continued)

(e)	Unrecognized tax benefits (continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The tax returns of the Group’s PRC subsidiaries for the tax years beginning in 2008 are subject to the examination by the relevant tax authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC-mainland are as follows:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
At the beginning of the year/period	4,082	4,082	6,537	6,537
Additions based on tax positions related to current year/period	—	3,096	—	924
Expiration of the statute of limitations	—	(641)	—	(2,351)
Exchange difference	—	—	—	(4)

At end of the year/period	4,082	6,537	6,537	5,106

26	Equity

(a)	Share capital

(i)	Share capital of the Company

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

During the year ended June 30, 2013, the Group cancelled 101,936,450 ordinary shares (equivalent to 2,038,729 ADSs) repurchased under the Company’s 2011 and 2012 share repurchase programs (note 26(c)).

26	Equity (continued)

(a)	Share capital (continued)

(i)	Share capital of the Company (continued)

	As of March 31,				As of June 30,
	2011		2012		2012		2013
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000		RMB’000		RMB’000
Authorized:
Ordinary shares of US$0.01 each	5,000,000,000	338,590	5,000,000,000	338,590	5,000,000,000	338,590	5,000,000,000	338,590

Issued:
Ordinary shares:
At beginning of the year/period	—	—	2,293,591,000	154,938	2,300,782,150	155,391	2,300,782,150	155,391
Issue of ordinary shares upon incorporation	1	—	—	—	—	—	—	—
Issue of ordinary shares upon the Reorganization	1,050,000,000	71,104	—	—	—	—	—	—
Exercise of share options	79,593,999	5,383	7,191,150	453	—	—	—	—
Issue of ordinary shares upon the IPO	460,000,000	30,778	—	—	—	—	—	—
Automatic conversion of preferred shares into ordinary shares upon the IPO	703,997,000	47,673	—	—	—	—	—	—
Cancellation of shares upon shares repurchased	—	—	—	—	—	—	(101,936,450)	(6,885)

At end of the year/period	2,293,591,000	154,938	2,300,782,150	155,391	2,300,782,150	155,391	2,198,845,700	148,506

26	Equity (continued)

(a)	Share capital (continued)

(i)	Share capital of the Company (continued)

	As of March 31,				As of June 30,
	2011		2012		2012		2013
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000		RMB’000		RMB’000
Issued: (continued)
Preferred shares:
At beginning of the year/period	—	—	—	—	—	—	—	—
Issue of preferred shares upon the Reorganization	703,997,000	47,673	—	—	—	—	—	—
Automatic conversion of preferred shares to ordinary shares upon the IPO	(703,997,000)	(47,673)	—	—	—	—	—	—

At end of the year/period	—	—	—	—	—	—	—	—

26	Equity (continued)

(a)	Share capital (continued)

(ii)	Share capital of China Linong

	As of March 31, 2011
	Number of shares	Amount
		RMB’000
Authorized:
Ordinary shares of US$0.001 each	50,703,997	406

Preferred shares of US$0.001 each	—	—

Issued:
Ordinary shares:
At beginning of the year	1,050,000	9
Effect of share subdivision from US$1 each to US$0.001 each	—	—
Re-designation of preferred shares to ordinary shares	703,997	6

At end of the year	1,753,997	15

Preferred shares:
At beginning of the year	703,997	6
Re-designation of preferred shares to ordinary shares	(703,997)	(6)
Issue of Series B1 Preferred Shares	—	—

At end of the year	—	—

26	Equity (continued)

(a)	Share capital (continued)

(iii)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(iv)	Preferred shares

As described in notes 9(a) and 26(a)(i), on October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the Company’s IPO. Details of the preferred shares outstanding prior to the conversion are provided below.

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

26	Equity (continued)

(a)	Share capital (continued)

(iv)	Preferred shares (continued)

The rights of the preferred shareholders to convert the shares into ordinary shares are summarized as follows:

•	Conversion rights are exercisable at any time at the preferred shareholders’ option, to convert all or any portion of preferred shares into ordinary shares of the Company unless automatically converted as described.

•	The initial conversion price for each class of preferred shares is the issue price subject to adjustments from time to time in the event of any share splits, share combinations, share dividends, recapitalizations and similar events.

•	The Series A Preferred Shares and Series A1 Preferred Shares would automatically be converted into ordinary shares, at the then applicable conversion price, upon

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

Treasury shares comprise the cost of the Company’s American Depositary Shares (“ADS”) held by the Company. As of June 30, 2013, the Company did not hold any of its own ADSs (March 31, 2011: Nil, March 31, 2012: 387,037 and June 30, 2012: 387,037).

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

26	Equity (continued)

(b)	Nature and purpose of reserves (continued)

(v)	Capital reserve

Capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to directors and other eligible participants of the Group recognized in accordance with the accounting policy adopted for share based payments in note 2(r)(ii).

(vi)	Other reserve

(1)	In connection with a group reorganization completed in 2006, China Linong acquired the entire equity interest in Land V. Group Limited by issuing 1,050 new ordinary shares as consideration. The difference between the carrying amount of share capital and share premium of Land V. Group Limited and the nominal value of the share issued by China Linong was credited to other reserve.

(2)	Under the Reorganization, the Company issued ordinary shares and preferred shares to the then ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio. The difference between the carrying amount of share capital and share premium of China Linong and the nominal value of the shares issued by the Company was credited to other reserve.

(c)	Share repurchase

On September 27, 2011, the Company’s Board of Directors authorized a program to repurchase the Company’s American Depositary Shares (“ADSs”), each representing 50 ordinary shares of the Company, up to US$10 million over a period of six months or at the time when the repurchase program is revoked or varied by the Board of Directors, whichever occurs earlier (“2011 share repurchase program”). The 2011 share repurchase program ended on March 26, 2012.

On July 31, 2012, the Board of Directors authorized a program, following the completion of the 2011 share repurchase program, to repurchase the Company’s ADSs, each representing 50 ordinary shares of the Company, up to US$10 million over a period of nine months or at the time when the repurchase program is revoked or varied by the Board of Directors, whichever occurs earlier (“2012 share repurchase program”). The 2012 share repurchase program ended on April 30, 2013.

During the year ended June 30, 2013, the Company repurchased a total of 1,651,692 of its ADSs (year ended March 31, 2012: 387,037; three months ended June 30, 2012: Nil).

26	Equity (continued)

(d)	Capital management

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

The Group was not subject to any externally imposed capital requirements during the periods/years presented in these financial statements.

27	Disposal of a subsidiary

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

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, the Group has certain concentrations of credit risk as 3.9% (March 31, 2011: 4.4%; March 31, 2012: 5.1%; June 30 2012: 6.5%) and 19.4% (March 31, 2011: 14.8%; March 31, 2012: 13.0%; June 30 2012: 17.3%) of the total trade and other receivables were due from the largest customer and the five largest customers respectively.

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

28	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(ii)	Exposure to currency risk

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

	As of March 31, 2011 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	19,363	—	52,880
Cash and cash equivalents	9,849	24,271	98,567
Trade and other payables	(21,506)	(175,388)	(3,036)

Net exposure arising from recognized assets and liabilities	7,706	(151,117)	148,411

	As of March 31, 2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	78,197
Cash and cash equivalents	210	2	26,837
Trade and other payables	(17,510)	(22,282)	(587)

Net exposure arising from recognized assets and liabilities	(17,300)	(22,280)	104,447

28	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(ii)	Exposure to currency risk (continued)

	As of June 30, 2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	79,057
Cash and cash equivalents	2	22,355	26,679
Trade and other payables	(17,908)	(23,068)	(617)

Net exposure arising from recognized assets and liabilities	(17,906)	(713)	105,119

	As of June 30, 2013 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	85,965
Pledged bank deposits	—	—	14,000
Cash and cash equivalents	—	1,888	34,531
Trade and other payables	(17,205)	(21,873)	(704)

Net exposure arising from recognized assets and liabilities	(17,205)	(19,985)	133,792

28	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(iii)	Sensitivity analysis

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

	As of March 31,				As of June 30,
	2011		2012		2012		2013
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Decrease/ (Increase) in loss after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax
		RMB’000		RMB’000		RMB’000		RMB’000
Renminbi (note (a))	5%	7,421	5%	5,222	5%	5,287	5%	6,725
	(5)%	(7,421)	(5)%	(5,222)	(5)%	(5,287)	(5)%	(6,725)
Hong Kong Dollars (note (b))	5%	928	5%	(865)	5%	(895)	5%	(860)
	(5)%	(928)	(5)%	865	(5)%	895	(5)%	860
United States Dollars (note (b))	5%	(1,258)	5%	(1,114)	5%	(36)	5%	(999)
	(5)%	1,258	(5)%	1,114	(5)%	36	(5)%	999

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

Notes:

(a)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars and United States dollars.

(b)	Arising from PRC subsidiaries whose functional currency is RMB.

28	Financial risk management and fair values (continued)

(c)	Liquidity risk

The Group’s policy is to regularly monitor liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The following tables show the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date the Group can be required to pay.

For term loans subject to repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the contractual repayment schedule and, separately, the impact to the timing of cash outflows if the lenders were to invoke their unconditional rights to call the loans with immediate effect.

	Contractual undiscounted cash outflow
	Balance sheet carrying amount	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
March 31, 2011
Trade and other payables	36,321	36,321	—	—	36,321
Bank loans	84,835	16,735	10,359	91,380	118,474

	121,156	53,056	10,359	91,380	154,795

March 31, 2012
Trade and other payables	37,055	37,055	—	—	37,055
Bank loans	85,875	20,659	37,147	53,762	111,568

	122,930	57,714	37,147	53,762	148,623

June 30, 2012
Trade and other payables	31,111	31,111	—	—	31,111
Bank loans	86,305	34,786	35,380	36,608	106,774

	117,416	65,897	35,380	36,608	137,885

28	Financial risk management and fair values (continued)

(c)	Liquidity risk (continued)

	Contractual undiscounted cash outflow
	Balance sheet carrying amount	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
June 30, 2013
Trade and other payables	75,246	75,246	—	—	75,246
Term loan subject to repayment on demand clauses: scheduled repayments	43,492	729	729	44,123	45,581
Other bank loans	102,618	110,242	—	—	110,242

	221,356	186,217	729	44,123	231,069
Adjustment to disclose cash flows on term based on lender’s right to demand repayment	—	43,394	(729)	(44,123)	(1,458)

	221,356	229,611	—	—	229,611

(d)	Nature risk

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

28	Financial risk management and fair values (continued)

(f)	Fair values

The amounts due from/(to) directors are unsecured, interest-free and repayable on demand. Given these terms, it is not meaningful to disclose their fair values.

All other financial instruments are carried at amounts not materially different from their fair values as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013 because of the immediate and short-term maturities of those financial instruments.

29	Material related party transactions

(a)	During the years ended March 31, 2011 and 2012, the three months ended June 30, 2012 and the year ended June 30, 2013, the directors of the Company are of the view that the following are related parties of the Group:

Name of party	Relationship

Ma Shing Yung	Chief Executive Officer and former Chairman of the Company and China Linong

Lui Ming Ho	Director of China Linong

New Oriental Group Limited (“New Oriental”)	An entity controlled by Luan Li, a former director of China Linong

29	Material related party transactions (continued)

(b)	In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(i)

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Amount due to a director—Ma Shing Yung
At beginning of the year/period	40	—	—	—
Repayment to Ma Shing Yung	(40)	—	—	—

At end of the year/period	—	—	—	—

Amount due from a director of China Linong—Lui Ming Ho
At beginning of the year/period	46	—	—	—
Repayment from Lui Ming Ho	(46)	—	—	—

At end of the year/period	—	—	—	—

Amount due to a director of the Company—Ma Shing Yung represented the advances received from Ma Shing Yung for financing the operations of the Group.

Amount due from a director of China Linong—Lui Ming Ho represented the advances made by the Group to Lui Ming Ho for operating expenses relating to business development activities.

(ii)	Remuneration for key management personnel of the Group is as follows:

	Years ended March 31,		Three months ended June 30,	Year ended June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Basic salaries, allowances and benefits in kind	5,501	6,474	1,383	5,575
Equity settled share-based payment expenses	15,732	16,909	3,176	7,243

	21,233	23,383	4,559	12,818

Total remuneration is included in “staff costs” (see note 7(a)).

30	Commitments and contingent liabilities

(a)	Capital commitments

Capital commitments outstanding at March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013 not provided for in the financial statements are as follows:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Contracted for	46,188	126,998	147,759	250,172
Authorized but not contracted for	172,363	252,140	229,726	209,408

	218,551	379,138	377,485	459,580

(b)	Operating lease commitments

At June 30, 2013, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	As of March 31,		As of June 30,
	2011	2012	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	10,592	14,479	14,308	18,621
After 1 year but within 5 years	44,607	56,333	56,128	70,414
After 5 years	106,955	133,675	130,391	153,872

	162,154	204,487	200,827	242,907

The Group leases a number of properties and cultivation bases under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c)	Environmental contingencies

The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of March 31, 2011, March 31, 2012, June 30, 2012 and June 30, 2013. The directors of the Company are also not aware of any significant costs, expenses, penalties and liabilities resulting from violation of existing laws and regulations.

30	Commitments and contingent liabilities (continued)

(d)	Contingent liabilities

As of June 30, 2013, certain subsidiaries of the Company had issued a corporate guarantees (“guarantor subsidiaries”) in respect of banking facilities granted to other subsidiaries within the Group which would remain in force so long as these subsidiaries have drawn down under the banking facilities. Under the corporate guarantees, the guarantor subsidiaries are liable for all and any of the borrowings from banks which are the beneficiaries of the corporate guarantees.

As of June 30, 2013, the directors of the Company did not consider it is probable that a claim will be made against the Group under the above guarantees. The maximum liability of the Group as of June 30, 2013 under the corporate guarantees is the amount of the facilities utilized of RMB70,000,000 (June 30, 2012: RMB10,000,000).

31	Non-adjusting events after the reporting period

In September 2013, super typhoon “Usagi” hit Guangdong Province, the PRC and caused substantial damages to two cultivation bases located in Guangdong area. These two cultivation bases have greenhouses of a total area of 2,000 mu, part of which experienced various degree of damages. The damages caused by this natural disaster will affect the Group’s results of operations and financial positions. The Group is in the process of evaluating the extent of the damages and has not yet quantified the financial impact.

32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2013

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the year ended June 30, 2013 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 10, Consolidated financial statements	January 1, 2013
IFRS 12, Disclosure of interests in other entities	January 1, 2013
IFRS 13, Fair value measurement	January 1, 2013
Annual improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendments to IAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	January 1, 2014
IFRS 9, Financial instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.