Form 20-F
period 2014-06-30
Le Gaga Holdings Ltd
filed 2014-10-30
CIK 1499506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

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

Auke Cnossen, Chief Financial Officer

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

Tel: +852-3162-8585

Fax: +852-3167-7227

E-mail: ir@legaga.com.hk

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.01 per share* American Depositary Shares, each representing 50 ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 50 ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,198,845,700 ordinary shares, par value $0.01 per share, as of June 30, 2014, after deducting 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014.

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

You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—D. Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, and we cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to materially differ from results contained in any forward-looking statement.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated statement of profit or loss data (except for the earnings per ADS data) for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014 and the consolidated statement of financial position data as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of financial position data as of March 31, 2010 and March 31, 2011 and the selected consolidated statement of profit or loss data (except for the earnings per ADS data) for the fiscal years ended March 31, 2010 and March 31, 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. On August 24, 2012, our board of directors approved a change in our fiscal year end from March 31 to June 30. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report. The historical results do not necessarily indicate results expected for any future periods.

	Year Ended March 31,			Three Months Ended June 30,	Year Ended June 30,
	2010	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Consolidated Statement of Profit or Loss Data:
Revenue	280,512	406,772	519,399	123,248	576,274	580,500	93,575
Cost of inventories sold	(238,277)	(357,211)	(455,380)	(107,983)	(494,235)	(493,339)	(79,525)
Changes in fair value less costs to sell related to:
Crops harvested during the year/period	119,009	186,183	226,037	5,067	260,928	267,822	43,172
Growing crops on the farmland at the year/period end	33,734	55,713	60,890	17,897	16,576	4,597	741
Total changes in fair value less costs to sell of biological assets	152,743	241,896	286,927	22,964	277,504	272,419	43,913

Operating expenses	(83,278)	(156,219)	(184,772)	(43,428)	(203,612)	(296,409)	(47,781)
Results from operating activities	111,700	135,238	166,174	(5,199)	155,931	63,171	10,182
Profit/(loss) for the year/period	110,202	133,375	162,816	(8,464)	153,136	56,127	9,047

Earnings/(loss) per ordinary/preferred share (in cents)(1)
Basic	6.52	6.68	7.12	(0.37)	6.80	2.55	0.41

Diluted	6.43	6.46	6.91	(0.37)	6.80	2.55	0.41

Earnings/(loss) per ADS (in cents)
Basic	326.00	334.00	356.00	(18.50)	340.00	127.50	20.55

Diluted	321.50	323.00	345.50	(18.50)	340.00	127.50	20.55

Other Financial Data:
Adjusted cost of inventories sold(2)	(102,565)	(138,863)	(172,801)	(46,020)	(211,065)	(211,691)	(34,124)
Adjusted profit for the year/period(3)	98,944	151,828	197,001	34,727	166,801	157,567	25,399
Adjusted EBITDA(4)	135,603	201,200	266,331	56,071	261,299	288,908	46,570

	As of March 31,			As of June 30,
	2010	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Consolidated Statement of Financial Position Data:
Cash	139,207	598,722	520,475	504,506	305,487	200,740	32,359
Total non-current assets	414,525	664,993	899,512	943,398	1,302,666	1,473,272	237,487
Total current assets	223,929	739,992	668,626	616,208	476,319	460,488	74,230
Total assets	638,454	1,404,985	1,568,138	1,559,606	1,778,985	1,933,760	311,717
Total non-current liabilities	35,700	78,835	75,875	61,998	—	2,369	382
Total current liabilities	22,710	46,403	53,592	61,955	226,462	320,300	51,632
Total liabilities	58,410	125,238	129,467	123,953	226,462	322,669	52,014
Total equity	580,044	1,279,747	1,438,671	1,435,653	1,552,523	1,611,091	259,703

	As of March 31,			As of June 30,
	2010	2011	2012	2012	2013	2014
Selected Operating Data:
Total arable land area(5)	18,850 mu (1,257 hectares)	20,402 mu (1,360 hectares)	25,063 mu (1,671 hectares)	26,124 mu (1,742 hectares)	29,382 mu (1,959 hectares)	31,042 mu (2,070 hectares)
Total greenhouse land area	4,420 mu (295 hectares)	6,779 mu (452 hectares)	8,615 mu (574 hectares)	8,915 mu (594 hectares)	11,963 mu (798 hectares)	12,096 mu (806 hectares)
Greenhouse land area as a percentage of total arable land area	23.4%	33.2%	34.4%	34.1%	40.7%	39.0%

	Year Ended March 31,			Three Months Ended June 30,	Year Ended June 30,
	2010	2011	2012	2012	2013	2014
Total production output	98,076 tonnes	123,294 tonnes	144,192 tonnes	34,947 tonnes	138,212 tonnes	150,231 tonnes
Production yield(6)(7)	5.4 tonnes per mu	6.4 tonnes per mu	7.0 tonnes per mu	1.7 tonnes per mu	5.9 tonnes per mu	5.7 tonnes per mu
Revenue-per-mu(6)(8)	RMB15,497	RMB21,226	RMB25,207	RMB6,129	RMB24,547	RMB22,174 ($3,574)

(1)	On October 29, 2010, all preferred shares were automatically converted into ordinary shares on an one-to-one basis upon the completion of our initial public offering. Prior to this conversion, holders of our ordinary and preferred shares had equal rights to receive dividends from our earnings. The automatic conversion did not result in retrospective adjustments to the previously reported amounts of basic and diluted earnings per share for the fiscal year ended March 31, 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share includes both ordinary and preferred shares.
(2)	Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our statement of profit or loss the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Set forth below is a reconciliation of adjusted cost of inventories sold to the most directly comparable IFRS measure, cost of inventories sold.

	Year Ended March 31,			Three Months Ended June 30,	Year Ended June 30,
	2010	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Cost of inventories sold	(238,277)	(357,211)	(455,380)	(107,983)	(494,235)	(493,339)	(79,525)
Less: biological assets fair value adjustment	135,712	218,348	282,579	61,963	283,170	281,648	45,401

Adjusted cost of inventories sold	(102,565)	(138,863)	(172,801)	(46,020)	(211,065)	(211,691)	(34,124)

(3)	Adjusted profit for the year/period is defined as profit for the year/period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, impairment losses on property, plant and equipment, prepayments and receivables, natural disaster loss and offering expenses charged to the statement of profit or loss. As discussed in note (2) above, IAS 41 requires us to recognize in our statement of profit or loss the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period, and to recognize cost of inventories sold at the deemed cost based on their fair value (less costs to sell) at the point of harvest. We believe that separate analysis of the net impact of these fair value adjustments, non-cash share-based compensation, impairment losses on property, plant and equipment, prepayments and receivables, natural disaster loss and offering expenses charged to the statement of profit or loss adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. Set forth below is a reconciliation of adjusted profit for the year/period to the most directly comparable IFRS measure, profit/(loss) for the year/period.

	Year Ended March 31,			Three Months Ended June 30,	Year Ended June 30,
	2010	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit/(loss) for the year/period	110,202	133,375	162,816	(8,464)	153,136	56,127	9,047
Add/(less):
Non-cash share-based compensation	5,773	21,678	23,710	4,192	7,999	2,470	398
Impairment losses on property, plant and equipment, prepayments and receivables	—	—	14,823	—	—	27,127	4,373
Natural disaster loss	—	—	—	—	—	62,614	10,093
Offering expenses	—	20,323	—	—	—	—	—
Net impact of biological assets fair value adjustment	(17,031)	(23,548)	(4,348)	38,999	5,666	9,229	1,488

Adjusted profit for the year/period	98,944	151,828	197,001	34,727	166,801	157,567	25,399

(4)	Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax (expenses) credit, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment, prepayments and receivables, natural disaster loss and offering expenses charged to the statement of profit or loss. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that separate analysis and exclusion of the impact of biological assets fair value adjustment under IAS 41, non-cash share-based compensation, impairment losses on property, plant and equipment, prepayments and receivables, natural disaster loss and offering expenses charged to the statement of profit or loss adds clarity to the constituent parts of our performance and provides additional useful information for investors to assess the operating performance of our business.

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

Set forth below is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, profit/(loss) for the year/period.

	Year Ended March 31,			Three Months Ended June 30,	Year Ended June 30,
	2010	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Profit/(loss) for the year/period	110,202	133,375	162,816	(8,464)	153,136	56,127	9,047
Add/(less):
Amortization of lease prepayments	104	103	87	14	56	56	9
Depreciation	35,057	47,406	65,885	18,065	91,647	124,241	20,027
Finance costs	709	4,643	10,781	4,046	13,017	5,385	868
Income tax expenses/(credit)	890	101	4,415	128	(1,840)	2,867	462
Non-cash share-based compensation	5,773	21,678	23,710	4,192	7,999	2,470	398
Impairment losses on property, plant and equipment, prepayments and receivables	—	—	14,823	—	—	27,127	4,373
Natural disaster loss	—	—	—	—	—	62,614	10,093
Biological assets fair value adjustment included in cost of inventories sold	135,712	218,348	282,579	61,963	283,170	281,648	45,401
Offering expenses	—	20,323	—	—	—	—	—
Finance income	(101)	(2,881)	(11,838)	(909)	(8,382)	(1,208)	(195)
Changes in fair value less costs to sell of biological assets	(152,743)	(241,896)	(286,927)	(22,964)	(277,504)	(272,419)	(43,913)

Adjusted EBITDA	135,603	201,200	266,331	56,071	261,299	288,908	46,570

(5)	Total arable land area includes land leased and either in operation, under construction or reserved by us, and excludes land that we used on a temporary basis.
(6)	For the purposes of calculating production yield and revenue-per-mu, average operating land area within each reporting period also includes land that we use on a temporary basis to generate the production output and revenue.
(7)	Production yield is calculated by dividing total production output by average operating land within each reporting period.
(8)	Revenue-per-mu is calculated by dividing revenue by average operating land within each reporting period.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2036 to $1.00, the noon buying rate in effect as of June 30, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 17, 2014, the noon buying rate was RMB6.1238 to $1.00.

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

	Noon Buying Rate (RMB per $1.00)
Period	Period End	Average(1)	Low	High
Fiscal Year ended June 30, 2010	6.7815	6.8273	6.8358	6.7815
Fiscal Year ended June 30, 2011	6.4635	6.6271	6.8102	6.4628
Fiscal Year ended June 30, 2012	6.3530	6.3540	6.2790	6.4720
Fiscal Year ended June 30, 2013	6.1374	6.2312	6.3610	6.1340
Fiscal Year ended June 30, 2014	6.2036	6.1683	6.2591	6.0402
2014
April	6.2591	6.2246	6.2591	6.1966
May	6.2471	6.2380	6.2591	6.2255
June	6.2036	6.2306	6.2548	6.2036
July	6.1737	6.1984	6.2115	6.1712
August	6.1430	6.1541	6.1793	6.1395
September	6.1380	6.1382	6.1495	6.1266
October (through October 24, 2014)	6.1168	6.1285	6.1385	6.1168

(1)	Annual averages are calculated using the average of month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As of June 30, 2014, we had farmland and forestland with an aggregate area of 31,042 mu (2,070 hectares) that were leased and either in operation or under construction or reserved by us. Because we are legally prohibited from owning farmland or forestland, we typically lease the farmland or forestland from farmer households, the local villagers’ committees or the local governments who act on the behalf of farmer households. Most of our leases have terms of 10 to 20 years. If relevant governmental land policy changes so that we are no longer able to continue to lease the farmland or forestland, a significant number of farmer households, local villagers’ committees or local governments refuse to lease the farmland or forestland to us upon the expiration of their current leases on commercially reasonable terms, or at all, or we are unable to find new farmer households, local villagers’ committees or local governments that are willing to lease their farmland or forestland to us on commercially reasonable terms, or at all, our growth rate would be materially and adversely affected. In addition, farmland in China is highly fragmented and we generally enter into a few master lease agreements each with many neighboring land users to form one farm base, which makes our arable land expansion more complicated. Any of these disruptions could materially and adversely affect our production and revenue. Such disruptions could also damage customer relationships and loyalty if we cannot supply them with the quantities and varieties of vegetables that they expect.

If the legality or validity of our leases of agricultural land is challenged, our operations could be disrupted.

Under PRC law, agricultural land is collectively owned by the farmers in a village or rural collective and ownership is evidenced by the relevant title certificate. The right to operate and manage such agricultural land is vested in the relevant local villagers’ committee or rural collective who divides the land into parcels and contracts the rights to operate such parcels of land to individual farmer households or, subject to the approval of local governments and the requisite vote of the farmer households, to any entity or person outside that village or rural collective. The right to operate the land is evidenced by the relevant operating right certificates. See “Item 4. Information on the Company—B. Business Overview—Regulations—Land Use Rights” for a more detailed description of the land regime.

We typically lease agricultural land from the local villagers’ committees or the local governments who act on the farmer households’ behalf. A lessor has no right to lease out agricultural land if it does not have land ownership, operation rights or consent of the holder of the operation rights.

The administrative system for the registration of agricultural land ownership and operation right is underdeveloped in areas where some of our production bases are located. In some areas, there are no established procedures for the issue of ownership certificates or operation right certificates. However, in some of these areas, our lessors have received governmental confirmations evidencing their rights to lease the land to us for operation. As of June 30, 2014, approximately 11% of our total land area had no ownership certificates or related governmental confirmations issued by local authorities. As of June 30, 2014, approximately 3% of the total land area we leased still had no operation right certificates or related governmental confirmations issued by local authorities. We cannot assure you that the governmental confirmations with respect to the lessors’ land ownership or land operating rights would not be revoked or otherwise rendered defective in any respect. The absence of title certificates or operating right certificates also subjects us to the risk that we do not have valid leases.

For leases not directly entered into with the holders of the operation right, authorization letters or consents from the holders of the operation right must be obtained. As of June 30, 2014, authorization letters or consents had not been obtained for approximately 10% of the total land area we leased. Failure to obtain the authorization letters or consents for the remaining land could render such leases unenforceable. Additionally, leases must also be filed with the local villagers’ committee, rural collective or local government. In addition, all leases are subject to the preemptive rights of other farmers in the same village or rural collective. If the preemptive rights are not exercised within two months from the date on which we start using the parcels of land, it is very likely that the PRC courts will not enforce such preemptive rights, although we cannot give any assurance in this regard. As of the date of this annual report, six months or more have passed since we started using most of the land we leased from the local villagers’ committees or local governments, and we have not received any claim from person purporting to assert the preemptive rights.

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

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation in the agricultural sector will not entirely mitigate such negative effects. Nine of our farms, 27,060 mu (1,804 hectares) in aggregate, are located in Fujian and Guangdong, which are tropical and subtropical areas. Our production in these farms is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our crop production, which may materially and adversely affect our business, results of operations and financial condition.

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

Our business is labor intensive. As of June 30, 2014, we indirectly hired 1,462 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated farming and other labor support may cause disruption to our business and our operation may be adversely affected. Furthermore, labor costs have increased in China in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees and farm workers to attract and retain them. Our labor costs for farm workers amounted to RMB41.4 million, RMB11.0 million, RMB47.3 million and RMB46.6 million ($7.5 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014 respectively, accounting for 8.0%, 8.9%, 8.2% and 8.0% of our revenue during the respective period. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables, which we have grown less as we upgrade our product mix with a higher percentage of higher value solanaceous crops. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

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

The PRC government has been adopting increasingly stringent supervision standards over the labor market, particularly with respect to farm workers. The implementation of the PRC Labor Contract Law and its regulation may increase our operating expenses, in particular our human resource costs and our administrative expenses. Specifically, under the PRC Labor Contract Law, we are required to contribute certain amounts to a social insurance fund and a housing fund for our temporary farm workers we hired prior to January 2008 and our full time employees. Our PRC counsel, Dacheng Law Offices LLP (Fuzhou), advised us that the statute of limitations with respect to a claim for unpaid or underpaid social insurance and housing fund by a collective action for employees is two years. As of June 30, 2014, our estimated nonpayment for the housing fund and underpayment for the social insurance for full-time employees for the most recent two years are approximately RMB1.1 million and RMB3.7 million, respectively. We may be subject to a late charge of 0.2% per day of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims for the underpayment or non-payment of social insurance and housing fund. Dacheng Law Offices LLP (Fuzhou) has also advised us that although there is a risk that we may be subject to proceedings or claims initiated by the relevant governmental authorities for the underpayment or nonpayment of social insurance and housing fund, such risk is remote. However, we cannot assure you that the relevant PRC governmental authorities would reach the same conclusion as our PRC counsel and require us to make additional payments including more retroactive contributions and fines.

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

In addition to our domestic sales, we sell our products to customers in Hong Kong. Our sales to customers in Hong Kong accounted for approximately 5.1%, 1.8%, 1.1% and 0.3% of our total revenue in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively. According to the relevant PRC laws, we are required to register our production bases and processing facilities with the relevant authorities to export the vegetables produced at such production bases and processing facilities to Hong Kong. If we fail to register our production bases as required, our export may be restricted or suspended and our business may be adversely affected. We are currently not subject to export duties in the export of our finished products from the PRC. If the regulatory authorities in the PRC adopt measures to make it more difficult or costly for us to export our products, our business and results of operations may be adversely affected.

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

As of June 30, 2014, we have not completed the environmental impact assessments as required by the PRC law for our production bases covering approximately 61% of our arable land. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended. In addition, our production bases and manufacturing facilities that have been put into operations are in the process of undergoing environment protection inspections. As of the date of this annual report, we have not passed the environmental protection inspections for any of our processing facilities and production bases. Although we will apply for completion inspections by competent environmental approval authorities for our processing facilities and production bases, there is no assurance that such facilities will pass such inspections. Failure to pass these completion inspections may subject us to fines, penalties or orders to suspend our operations in these production bases or processing facilities, which may have a material and adverse effect on our business and results of operations.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited commercial insurance products for the agricultural sector or only offer them on unattractive terms. We have determined that balancing the risks of disruption or product liability or the risk of loss or damage to our property on the one hand, the cost of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, it is not commercially feasible for us to have such insurance. We maintain insurance for workplace injuries, office equipment, premises in Hong Kong and certain greenhouses and vehicles in China. We do not have insurance coverage for our other assets (including biological assets) and do not maintain product liability, business interruption or key-man insurance. Furthermore, the farmer households, local villagers’ committees or local governments from whom we lease our lands may not maintain necessary insurance on these lands. Consequently, any occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material and adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, floods, power outages, windstorms and the consequences resulting from them are not covered at all by insurance policies. If we incur substantial liabilities that were not covered by insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

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

Our management has concluded that our internal control over financial reporting is effective as of June 30, 2014. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 30, 2014, the RMB appreciated by approximately 33.4% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

In July 2014, SAFE promulgated a regulation known as Circular No. 37, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local provincial SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe Circular No. 37 currently does not apply to us since none of our individual beneficial shareholders is a PRC resident, any failure by any of our future shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC stock incentive plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. Under the Stock Option Notice, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our directors, officers and employees who are PRC citizens and have been granted stock options are subject to the Stock Option Notice. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

On January 1, 2008, the Enterprise Income Tax Law became effective. The Enterprise Income Tax Law imposes a uniform tax rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions. Businesses engaged in the cultivation and primary processing of vegetable products enjoy a 100% relief from enterprise income tax under the law and its implementation rules. From January 1, 2008, our PRC subsidiaries, except for Linong (Fujian) Investment Holdings Limited and Linong Agriculture Technology (Shenzhen) Co., Ltd., are eligible for this tax relief, subject to the approval by or registration with the relevant tax authorities. As of September 30, 2014, all of our PRC subsidiaries engaged in the cultivation and primary processing of vegetable products have registered with the tax authorities for the tax exemption. Furthermore, the current taxation incentives for the agricultural industry may be changed, any future change in the PRC tax policies could also have a material adverse effect on our financial condition and results of operations.

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

We completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC counsel, we believe that no CSRC approval was required in the context of our initial public offering as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

On July 30, 2014, we entered into a definitive agreement and plan of merger, or the Merger Agreement, with Harvest Parent Limited, or Parent, a Cayman Islands exempted company with limited liability, and Harvest Merger Limited, or Merger Sub, a Cayman Islands exempted company with limited liability. Pursuant to the Merger Agreement, Parent will acquire the Company for $0.0812 per ordinary share or $4.06 per ADS, each representing 50 ordinary shares. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, or the Merger. The Merger Agreement has been approved by the shareholders at an extraordinary general meeting of shareholders held on October 22, 2014. Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with various parties to the Merger Agreement to satisfy all conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Company will become a privately-held company, and the ADSs no longer being listed on NASDAQ. The going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

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

Mr. Shing Yung Ma, our chief executive officer, beneficially owned 32.55% of our outstanding share capital as of September 30, 2014. Because of this high level of shareholding, Mr. Ma has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Ma may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

In addition, as of September 30, 2014, Sequoia Entities, Yiheng Capital LLC and SIG China Investments One, Ltd. and its affiliates, or SIG, beneficially owned 16.02%, 6.25% and 6.20% of our outstanding share capital, respectively. These shareholders, if acting together, will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. These shareholders will also have veto power, if acting together, with respect to any shareholder action or approval requiring a special resolution, except where they are required by the rules of the NASDAQ Global Select Market to abstain from voting. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company which may benefit our ADS holders.

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

Going Private Transaction

On July 30, 2014, we entered into a definitive agreement and plan of merger, or the Merger Agreement, with Harvest Parent Limited, or Parent, a Cayman Islands exempted company with limited liability, and Harvest Merger Limited, or Merger Sub, a Cayman Islands exempted company with limited liability. Pursuant to the Merger Agreement, Parent will acquire the Company for $0.0812 per ordinary share or $4.06 per ADS, each representing 50 ordinary shares. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, or the Merger. Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by (i) Ms. Na Lai Chiu, (ii) Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by Ms. Na Lai Chiu, (iii) Mr. Shing Yung Ma, (iv) Grow Grand Limited, a British Virgin Islands company wholly-owned by Mr. Shing Yung Ma, (v) Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P., (vi) YH Greenhouse, LLC, a Delaware limited liability company, (vii) SIG China Investments One, Ltd., a Cayman Islands company, (viii) Honeycomb Assets Management Limited, a British Virgin Islands company, (ix) Limewater Limited, a British Virgin Islands company, (x) Natural Eternity Limited, a British Virgin Islands company, (xi) Win Seasons Holdings Limited, a Hong Kong company, (xii) Pacven Walden Ventures VI, L.P. and Pacven Walden Ventures Parallel VI, L.P., Cayman Islands limited partnerships, and (xiii) Mr. Ming Ho Lui. The Merger Agreement has been approved by the shareholders at an extraordinary general meeting of shareholders held on October 22, 2014. Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement to satisfy all conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Company will become a privately-held company, and the ADSs no longer being listed on NASDAQ.

B. Business Overview

Overview

We are a leading greenhouse vegetable producer in China, with our greenhouses covering approximately 39.0% of our total arable land as of June 30, 2014. We grow vegetables by using greenhouses primarily and specialize in producing and selling off-season vegetables. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables. We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. We have established and rely on a comprehensive database in planning each stage of the crop cultivation process, from seed selection to crop production to harvesting, taking into account customer preferences and market and meteorological conditions. Combining the use of our planning system, our advanced horticultural know-how and greenhouse cultivation, we have been able to better control crop cycles and harvest schedules to capture attractive market opportunities, such as off-season and higher-priced vegetables.

We operated ten farms with an aggregate area of 31,042 mu (2,070 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2014. Nine of our farms, with an aggregate area of 27,060 mu (1,804 hectares), are located in the provinces of Fujian and Guangdong near our target markets in southern China. These areas offer a favorable climate for year-round crop cultivation, which provides a stable and reliable supply of vegetables desired by many of our customers. We also operate one farm in Hebei province to produce vegetables that grow best in a cooler climate.

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

We have systematically gathered, collected and analyzed market information, seed information, meteorological information, as well as vegetable supply information in China. We have gathered a large volume of data on historical vegetable price movements and weather patterns in various regions of China, which helps us to plan crop cultivation and harvest. We collaborated with Beijing IT to develop an advanced information management system and database to better organize and utilize our know-how.

In the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, our revenue was RMB519.4 million, RMB 123.2 million, RMB 576.3 million and RMB580.5 million ($93.6 million), respectively. Our result for the year/period was a profit of RMB162.8 million, a loss of RMB8.5 million, a profit of RMB153.1 million and a profit of RMB56.1 million ($9.0 million) for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

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

	Year Ended June 30,
	2013		2014
	Revenue (%)	Average Selling Price (RMB/kg)	Revenue (%)	Average Selling Price (RMB/kg)
PRC revenue(1)
Solanaceous	65%	4.76	86%	4.01
Leafy	21%	3.17	8%	2.80
Cruciferous	11%	3.04	5%	3.39
Others	2%	4.72	1%	5.34

Subtotal	99%	4.07	100%	3.86

Hong Kong revenue	1%		0%

Total	100%		100%

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

Greenhouses and Other Agricultural Facilities

We grow various types of vegetables in greenhouses at most of our nine farms in southern China, where typhoons and rainstorms are common occurrences in the summer. We also cultivate seedlings in nursery greenhouses at our production bases in northern China. Most of our greenhouses are sturdy structures with either entirely steel frames or steel roof frames and concrete columns as side frames, covered by thick plastic films that are securely fastened to the frame as roofs and walls. Our greenhouses are equipped with retractable walls for temperature regulation, instead of expensive energy supply and temperature control systems. We are gradually phasing out our older greenhouses that have bamboo frames and thin plastic films. As of June 30, 2014, 96.4% of our greenhouse land was covered by steel/concrete structures. Greenhouses with concrete column frames are more typhoon-resistant and we reinforce the typhoon resistance of greenhouses with steel frames by fastening the greenhouses to the ground with steel wires. We have also built structures with three or four greenhouses connected together to increase farmland utilization and typhoon resistance.

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

The soil-less system provides more control over the growing environment as well as the application of production inputs such as fertilizer, water and pesticide and helps to mitigate soil-borne disease and pollution issues. Furthermore, this system is less labor intensive compared to production in the soil. The central government has commenced a series of R&D activities on soil-less production in 2013, as it is increasingly focusing on the environmental impact of farming as well as food safety issues. Thus, we believe that this is the future development of the agricultural industry in China.

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

Database

We have established a comprehensive database, comprising first-hand market information collected by our sales and marketing personnel stationed in each target market, seed information collected from large seed suppliers such as sales volumes and sales areas of particular types of vegetables, meteorological information for areas where our production bases and our competitors’ farms are located, as well as vegetable supply information in China. We further analyze these information and data to plan our production, schedule our harvests and direct our sales efforts. We maintain and analyze a large volume of historical vegetable price movement data in various regions of China, as well as weather patterns, which help us plan vegetable plantation and harvesting based on historical vegetable price movement patterns in our target markets. In 2010, we entered into a technology development agreement with Beijing IT. Under the terms of the agreement, Beijing IT is developing an information and logistics management system for the management of our business, including production schedules, inventory management, harvest management, price analysis and customer management. Design of this new system commenced in March 2010. We have started testing, implementation and further improvement of the system at several of our farms. In June 2012, we renewed the agreement with Beijing IT, expanding the scope of the project with a focus on sales and production statistics and data analysis. The project has been completed in 2014. Data and files generated during the course of project development are jointly owned by Beijing IT and us, and may not be disclosed to a third party without the consent of each of Beijing IT and us. All patents applied for during the course of project development belong to us.

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

Production Bases

We operate nine production bases in the provinces of Fujian and Guangdong in southern China and one production base in Hebei province in northern China, mostly on land for which we lease land use rights from local villagers’ committees, farmer households or local governments. As of June 30, 2014, we had farmland and forestland with an aggregate area of 31,042 mu (2,070 hectares) that were leased and either in operation or under construction or reserved by us. Our production bases typically consist of farms, packing and storage facilities, offices and employee accommodation.

Before selecting each production base, we first utilize our database to analyze information on the sales volume and price of the top ten vegetables sold in our target market. Next we calculate target crop outputs, cost estimates and the size of the production base, taking into consideration our target market share and target profitability. Then we determine the size of the production base and the types of vegetables to grow. In selecting new production bases, we look for open plain fields in a low-pollution environment with fertile soil and abundant water supplies, supported by an efficient transportation system. We have strategically located our production bases in southern China within 200 kilometers of our target markets. The proximity of our farms to our target markets lowers transportation costs and related logistical costs for our customers and us. It also shortens the shipment time and helps maintain the freshness and quality of our produce. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. The table below sets forth the geographical locations of our production bases as well as their arable areas as of June 30, 2014.

Production Base(1)	Location	Arable Area (mu)	Arable Area (hectare)
Fuqing	Fujian	1,837	122
Huizhou	Guangdong	4,024	268
Ningde	Fujian	2,346	157
Quangang	Fujian	2,604	174
Quanzhou	Fujian	1,700	114
Sanming	Fujian	1,464	98
Xianyou	Fujian	8,710	580
Zhangjiakou	Hebei	3,982	265
Zhangpu	Fujian	3,225	215
Zishan Orchard	Fujian	1,150	77

Total		31,042	2,070

(1)	We review the productivity and efficiency of the utilization of our resources for each of our existing farms on a regular basis. We decided to dispose of farms with a total land area of 2,346 mu in Fujian Province. As of June 30, 2014, we are in the process of returning these farmlands to the landlords.

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

Customers

Our produce are primarily sold to vegetable wholesalers, institutional customers and supermarket chains. We had a customer base of 162, 154 and 153 customers in the fiscal year ended March 31, 2012, and the fiscal years ended June 30, 2013 and 2014, respectively. Sales to our top five customers collectively accounted for 20.6%, 26.3% and 32.6% of our revenue in the fiscal year ended March 31, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively. No single customer accounted for over 10% of our revenue during the fiscal year ended March 31, 2012 and the fiscal years ended June 30, 2013 and 2014. The following table sets forth the breakdown of our revenue by different sales channels both in absolute amount and as a percentage of our total revenue for the periods indicated.

	Year Ended March 31,		Three Months Ended June 30,		Year Ended June 30,
	2012		2012		2013		2014
	RMB	%	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	289,976	55.8	63,968	51.9	370,999	64.4	327,380	52,773	56.4
Institutional customers	197,394	38.0	54,224	44.0	189,164	32.8	246,037	39,660	42.4
Supermarkets	31,880	6.2	5,047	4.1	16,111	2.8	7,083	1,142	1.2
Others(1)	149	0.0	9	0.0	—	0.0	—	—	0.0

Total	519,399	100.0	123,248	100.0	576,274	100.0	580,500	93,575	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

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

Supermarket chains

We also sell our produce to supermarket chains, including New Hua Du in the PRC and Park’N Shop in Hong Kong.

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

As of June 30, 2014, we had 2 sales and marketing personnel in Hong Kong and 30 sales and marketing personnel in China. We divide our sales and marketing personnel into four teams based on different sales channels. We also set sales objectives for our sales personnel and reward them for achieving these objectives to keep them sufficiently incentivized.

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

Supplies and Utilities

Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, substrate, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. We primarily source our raw materials from domestic suppliers. We also purchase imported seeds from overseas suppliers’ domestic distributors. Our raw materials are readily available at reasonable, stable cost and we do not intend to enter into long-term contracts with any of our suppliers. There has not been any production interruption due to supply shortage since we commenced our operations. In the fiscal year ended June 30, 2014, none of our raw material suppliers accounted for over 10% of our total raw materials procurement.

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

Intellectual Property

Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. As of June 30, 2014, we owned two registered trademarks in China for our logos. We also use three other unregistered trademarks, “Land V,” “FDC” and “Scarecrow,” on our packaged vegetables.

Insurance

We maintain insurance for workplace injuries, office equipment and premises in Hong Kong and certain greenhouse facilities and vehicles in China. We do not have insurance coverage for our other assets (including biological assets), inventories, business and product liability, interruption of business or key-employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited insurance coverage in China.”

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

Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns, however, are inherent in most major agricultural operations, and there can be no assurance that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, could result in increased compliance cost. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.”

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration in Financing and Investment by PRC Residents via Overseas Special Purpose Vehicles and Roundtrip Investment, generally known in China as SAFE Circular No. 37, issued on July 4, 2014 and became effective on July 4, 2014, (i) a person residing in the PRC, who is referred to as a PRC resident in SAFE Circular 37, shall register with the local provincial branch of the SAFE before it establishes or controls a SPV for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local provincial branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local provincial branch of the SAFE.

Under SAFE Circular No. 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.”

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

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Dacheng Law Offices LLP (Fuzhou), that CSRC approval is not required in the context of our initial public offering because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, our initial public offering, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs. The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—“The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.”

C. Organizational Structure

The following diagram illustrates our corporate structure as of June 30, 2014.

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

As of June 30, 2014, we operated ten production bases with an aggregate area of 31,042 mu (2,070 hectares) in Fujian, Guangdong and Hebei provinces in China, mostly through leases of operation rights from local villagers’ committees, farmer households or local governments. The terms of these leases range from 10 years to 20 years. Our production bases typically consist of farms, processing and storage facilities, offices and employee lodges.

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

We sell over 50 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include Park’N Shop and New Hua Du. Sales to wholesalers are our largest revenue contributor and accounted for 55.8%, 51.9%, 64.4% and 56.4% of our total revenue in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

We operated ten farms with an aggregate area of 31,042 mu (2,070 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2014. Nine of our farms, with an aggregate area of 27,060 mu (1,804 hectares), are located in Fujian and Guangdong near our target markets in southern China, which offers a favorable climate for year-around crop cultivation. In addition, we operate one farm in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending June 30, 2015, we expect to add approximately 3,700 mu (247 hectares) of arable land in areas adjacent to existing production bases in Fujian and Guangdong and increase our greenhouse land area by approximately 4,700 mu (313 hectares) to 16,900 mu (1,127 hectares). We expect to incur RMB350 million to expand our production bases, increase our greenhouse land area and upgrade existing production facilities and greenhouses in the fiscal year ending June 30, 2015. We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. As of June 30, 2014, our greenhouses covered approximately 39.0% of our total arable land. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation thus improves our revenue per mu, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

In the fiscal year ended March 31, 2012, the three months June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, our revenue was RMB519.4 million, RMB123.2 million, RMB576.3 million and RMB580.5 million ($93.6 million), respectively. Our result for the year/period was a profit of RMB162.8 million, a loss of RMB8.5 million, a profit of RMB153.1 million and a profit of RMB56.1 million ($9.0 million) for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

Financial Overview

Revenue

We derive substantially all of our revenue from the sale of fresh vegetables. Our revenue was RMB519.4 million in the fiscal year ended March 31, 2012, RMB123.2 million in the three months ended June 30, 2012, RMB576.3 million in the fiscal year ended June 30, 2013 and RMB580.5 million ($93.6 million) in the fiscal year ended June 30, 2014.

Our revenue-per-mu was RMB25,207 per mu (RMB378,105 per hectare) for the fiscal year ended March 31, 2012, RMB6,129 per mu (RMB91,935 per hectare) for the three months ended June 30, 2012, RMB24,547 per mu (RMB368,205 per hectare) for the fiscal year ended June 30, 2013 and RMB22,174 per mu (RMB332,610 per hectare) for the fiscal year ended June 30, 2014.

As of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014, a total of 8,615 mu (574 hectares), 8,915 mu (594 hectares), 11,963 mu (798 hectares) and 12,096 mu (806 hectares) of our arable land was covered by greenhouses, respectively, accounting for 34.4%, 34.1%, 40.7% and 39.0% of our total arable land for each of the respective periods. The size of our arable land amounted to 25,063 mu (1,671 hectares), 26,124 mu (1,742 hectares), 29,382 mu (1,959 hectares) and 31,042 mu (2,070 hectares) as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014, respectively.

We sell fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. The following table sets forth a breakdown of our revenue by sales channels, in absolute amounts and as a percentage of total revenue, for the periods indicated.

	Year Ended		Three Months Ended		Year Ended
	March 31, 2012		June 30, 2012		June 30, 2013		June 30, 2014
	RMB	%	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Wholesalers	289,976	55.8	63,968	51.9	370,999	64.4	327,380	52,773	56.4
Institutional customers	197,394	38.0	54,224	44.0	189,164	32.8	246,037	39,660	42.4
Supermarkets	31,880	6.2	5,047	4.1	16,111	2.8	7,083	1,142	1.2
Others(1)	149	0.0	9	0.0	—	0.0	—	—	0.0

Total	519,399	100.0	123,248	100.0	576,274	100.0	580,500	93,575	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Sales to wholesalers were our largest revenue contributor in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014. Sales to wholesalers grew from RMB290.0 million in the fiscal year ended March 31, 2012 to RMB327.4 million ($52.8 million) in the fiscal year ended June 30, 2014. The faster growth of our sales to wholesalers was primarily attributable to (1) the successful implementation of our strategy to adjust our product mix to meet the increasing local and regional demand for high-quality fresh vegetables in the PRC domestic market, and (2) the increasing recognition of our corporate brand in the wholesale markets.

Most of our sales to institutional customers are made to export traders, who purchase vegetables from us and resell them in the overseas markets. Our institutional customers also include produce processing companies, large company cafeterias and large logistic traders.

We also sell our produce to supermarket chains in China and Hong Kong. Sales to supermarket chains decreased from RMB31.9 million in the fiscal year ended March 31, 2012 to RMB7.1 million ($1.1 million) in the fiscal year ended June 30, 2014. The decrease in sales to supermarkets was primarily because we ceased operation of all concession sales to the Hong Kong supermarket customers during the fiscal year ended March 31, 2012.

From time to time, we also purchase from third parties a small number of vegetable varieties that we do not produce to fulfill the diverse demand of our supermarket customers in Hong Kong and China.

Our customer base has narrowed from 162 customers in the fiscal year ended March 31, 2012 to 153 customers in the fiscal year ended June 30, 2014. Sales to our top five customers collectively accounted for 20.6%, 30.4%, 26.3% and 32.6% of our revenue in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively. No single customer accounted for over 10% of our revenue during any of the fiscal year ended March 31, 2012, the three months ended June 30, 2012 or the fiscal years ended June 30, 2013 and 2014.

Cost of inventories sold

Our cost of inventories sold comprises (1) direct materials such as seeds, fertilizers and pesticides, (2) labor costs associated with our cultivation activities, (3) manufacturing expenses of our farmland facilities such as rents, salaries for administrative staff, utilities and depreciation, (4) costs associated with the purchase from third parties of certain vegetables that we do not produce to fulfill the diverse demand of our supermarket customers in Hong Kong and China, and (5) biological assets fair value adjustment at the point of harvest.

Our cost of inventories sold was RMB455.4 million, RMB108.0 million, RMB494.2 million and RMB493.3 million ($79.5 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

Although adjusted cost of inventories sold (cost of inventories sold before biological assets fair value adjustment) is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding the fair value adjustment adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of the adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Item 3. Key Information—A. Selected Financial Data.

Our adjusted cost of inventories sold was RMB172.8 million, RMB46.0 million, RMB211.1 million and RMB211.7 million ($34.1 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, in line with increased revenue.

Our direct material costs are affected by our production volume, the cost of agricultural inputs, our product mix, our plantation model and our horticultural know-how. Greenhouse production, as compared to open field production, typically results in more efficient utilization of inputs such as seeds, fertilizers and other growing materials. Our seed costs increased due to more plantation of higher value solanaceous products which typically have more expensive seeds. As most of our fertilizers are organic fertilizers and the prices of organic fertilizers are less volatile compared to those of chemical fertilizers, the unit cost of our fertilizers did not materially change during the periods.

Our business is labor intensive. As of June 30, 2014, we indirectly hired 1,462 farm workers through a labor company to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market in the PRC and an emerging trend of shortage of labor supply in China. Furthermore, labor costs have been increasing in China in recent years and may continue to increase in the near future. Our labor costs amounted to RMB41.4 million, RMB11.0 million, RMB47.3 million and RMB46.6 million ($7.5 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, accounting for 8.0%, 8.9%, 8.2% and 8.0% of our revenue during the respective periods. We do not expect that the overall tightening of the labor market will have a material adverse effect on our expansion plans, as our standardized production process can be easily followed by farm workers with minimal skills, allowing us to hire farm workers from a large labor pool. We have experienced wage inflation and require more skilled laborers, causing higher wages, because we expand our greenhouse coverage and upgrade our product mix towards higher value solanaceous products. The adverse effect from increases in wages has been mitigated because our greenhouses have typically resulted in better utilization of labor compared to open field farming and solanaceous crops are less labor intensive compared to leafy and cruciferous vegetables. However, a further increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

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

We recognize in our statements of profit or loss the changes in the fair value less costs to sell of biological assets, which include the agricultural produce (vegetables and fruits) harvested during the reporting period and the vegetables and trees on the farmland at each reporting period end. In addition, cost of inventories sold represents the deemed cost of the agricultural produce based on the fair value less costs to sell at the point of harvest. Costs to sell are the incremental costs incurred in selling the agricultural produce. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets in their present locations and condition is determined based on the current market price of these biological assets. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value of our biological assets in their present locations and conditions is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops.

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

The gain or loss arising from the changes in fair value less costs to sell of our biological assets are partially offset by the corresponding gain or loss included in the cost of inventories sold, to the extent that the agricultural produce is sold, as the harvested agricultural produce is also stated at the fair value less costs to sell at the point of harvest. Our changes in fair value less costs to sell of biological assets amounted to RMB286.9 million, RMB23.0 million, RMB277.5 million and RMB272.4 million ($43.9 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, which was offset by the fair value adjustments included in the costs of inventories sold of RMB282.6 million, RMB62.0 million, RMB283.2 million and RMB281.6 million ($45.4 million), for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

As a result, our cost of inventories sold after biological assets fair value adjustment represented the agricultural produce sold during the year at their fair value less costs to sell at the point of harvest, and have increased in line with the increase in our revenue, amounting to RMB455.4 million, RMB108.0 million, RMB494.2 million and RMB493.3 million ($79.5 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year Ended March 31,	Three Months Ended June 30,	Year Ended June 30,
	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(282,579)	(61,963)	(283,170)	(281,648)	(45,401)
Changes in fair value less costs to sell of biological assets	286,927	22,964	277,504	272,419	43,913

Net impact	4,348	(38,999)	(5,666)	(9,229)	(1,488)

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

Key Factors Affecting Our Results of Operations

Revenue-Per-Mu

The key metric used by our management in evaluating our financial performance is revenue-per-mu, or the revenue that a unit measure of arable land generates. Revenue-per-mu is determined by our production yield, defined as the production output that a unit measure of arable land generates, and the price at which we can sell our produce. Both production yield and average selling price are affected by our product mix. Our revenue-per-mu was RMB25,207, RMB6,129, RMB24,547 and RMB22,174 ($3,574) for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014.

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

Production yield

Our production yield was 7.0 tonnes, 1.7 tonnes, 5.9 tonnes and 5.7 tonnes per mu in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014. Our production yield is affected by various factors. An increase in our greenhouse coverage and improvements in our horticultural know-how and techniques and our production planning would increase production yields. An upgrade of our product mix would result in a decrease in production yield as higher value crops typically have lower production yields. Our production yield has been significantly enhanced by our greenhouse cultivation. Greenhouses increase production output by allowing crops to grow faster and year-round and protecting crops from extreme weather conditions, such as typhoons and windstorms. As of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014, a total of 8,615 mu (574 hectares), 8,915 mu (594 hectares), 11,963 mu (798 hectares) and 12,096 mu (806 hectares), respectively, of our arable land was covered by greenhouses, accounting for 34.4%, 34.1%, 40.7% and 39.0% of our total arable land for each period, respectively.

We have been able to further increase our production yield for each vegetable variety by applying advanced cultivation techniques at each step of the cultivation process to improve soil productivity, enhance crop nutrient content and minimize crop diseases, pests and weeds. Relying on our greenhouse cultivation, horticultural know-how and our effective production planning, we are able to schedule and control crop plantation and harvest to meet higher–priced off-season demand. We intend to further increase our production yield for each vegetable variety by continuing to increase our greenhouse coverage and enhance our horticultural know-how.

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

Size of Arable Land

Our total production capacity depends to a large extent on the size of our arable land. As of June 30, 2014, a total of 31,042 mu (2,070 hectares) of arable land, compared to 25,063 mu (1,671 hectares) as of March 31, 2012, 26,124 mu (1,742 hectares) as of June 30, 2012 and 29,382 mu (1,959 hectares) as of June 30, 2013, was leased and either in operation or under construction or reserved by us. Our production output was 144,192 tonnes, 34,947 tonnes, 138,212 tonnes and 150,231 tonnes in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

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

Operating Expenses

The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total revenue for the periods indicated.

	Year Ended March 31,		Three Months Ended June 30,		Year Ended June 30,
	2012		2012		2013		2014
	RMB	%	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)
Packing expenses	33,405	6.4	8,913	7.2	47,754	8.3	46,142	7,438	7.9
Land preparation costs	37,593	7.2	12,887	10.5	56,078	9.7	67,712	10,915	11.7
Research and development expenses	9,091	1.8	2,291	1.9	13,283	2.3	15,926	2,567	2.7
Selling and distribution expenses	32,120	6.2	6,516	5.3	42,899	7.4	41,687	6,720	7.2
Administrative expenses	58,519	11.3	13,155	10.7	44,631	7.7	36,072	5,815	6.2
Impairment losses on property, plant and equipment, prepayments and receivables	14,823	2.9	—	—	—	—	27,127	4,373	4.7
Natural disaster loss	—	—	—	—	—	—	62,614	10,093	10.8
Other expenses	2,551	0.5	132	0.1	797	0.1	874	141	0.2

Packing expenses. Our packing expenses consist of materials utilized to pack our vegetables, labor costs and various expenses associated with our packing and processing facilities. Our packing expenses were RMB33.4 million, RMB8.9 million, RMB47.8 million and RMB46.1 million ($7.4 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, representing 6.4%, 7.2%, 8.3% and 7.9% of our revenue in those respective periods. Our packing expenses are affected by (1) product mix, as solanaceous products require more packaging compared to leafy and cruciferous products, (2) the quality and amount of packaging used to enhance the selling price and improve our brand awareness. In the fiscal year ended June 30, 2014 we have improved the efficiency in operation flows related to harvesting and packing tasks, which helped to reduce labor costs related to packing activities.

Land preparation costs. We leave parts of our farmlands uncultivated in between plantation cycles to improve soil quality, and recognize expenses associated with the uncultivated land during these periods. Furthermore, the parcels of land we lease are not used for plantation immediately after we rent them. We record the rent, the depreciation of facilities on the land, and other miscellaneous costs relating to preparing these land parcels as an expense. We expect this expense to increase as we continue to expand our production and lease more land, which will result in additional losses associated with land before plantation, in non-cultivation periods and in between growing seasons. Our land preparation expenses were RMB37.6 million, RMB12.9 million, RMB56.1 million and RMB67.7 million ($10.9 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively.

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

Our research and development expenses were RMB9.1 million, RMB2.3 million, RMB13.3 million and RMB15.9 million ($2.6 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, representing 1.8%, 1.9%, 2.3% and 2.7% of our revenue in those respective periods. We anticipate that our research and development expenses will increase as we continue to experiment with new horticultural know-how, new varieties and new plantation models.

Selling and distribution expenses. Our selling and distribution expenses consist of transportation expenses to transport vegetables from our farms to their points of sale, salaries, employee benefits, bonuses and related expenses for our sales and marketing staff, packaging and loading expenses, and advertising expenses. Our selling and distribution expenses were RMB32.1 million, RMB6.5 million, RMB42.9 million and RMB41.7 million ($6.7 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, representing 6.2%, 5.3%, 7.4% and 7.2% of our revenue in those respective periods. We expect our selling and distribution expenses to increase as we plan to strengthen our brand building efforts and expand and broaden our sales, marketing and distribution network and enter new markets.

Administrative expenses. Administrative expenses consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel;

•	auditing fees and legal and other professional fees; and

•	travel and other expenses associated with our corporate and administrative activities.

Our administrative expenses were RMB58.5 million, RMB13.2 million, RMB44.6 million and RMB36.1 million ($5.8 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, representing 11.3%, 10.7%, 7.7% and 6.2% of our revenue in those respective periods.

Impairment losses on property, plant and equipment, prepayments and receivables. During the fiscal year ended March 31, 2012, we suspended operations at several less productive farms. These farms (1) were either small operations and thus cannot enjoy the economies of scale we can generate at our larger farms, (2) had less productive bamboo greenhouses or (3) were less suitable for our current product mix (solanaceous, leafy and cruciferous products). We assessed the recoverable amounts of those items of property, plant and equipment and prepayments with carrying amount of RMB14.8 million located at suspended farms and as a result the carrying amount of property, plant and equipment, prepayments and receivables held by these farms were fully impaired following our decision to return the related leased farmland to the landlords and dispose of these assets.

The impairment losses on property, plant and equipment, prepayments and receivables for the fiscal year ended June 30, 2014 primarily related to the impairment of (1) RMB16.4 million for a small and less productive farm which we have decided to dispose of and (2) RMB7.3 million for an idle processing factory in Liaoyang, Liaoning Province.

Natural disaster loss. During the fiscal year ended June 30, 2014, a super typhoon hit our production bases and caused substantial damage. Total loss from the collapsed and damaged greenhouses amounting to RMB62.6 million was recognized.

Other expenses. Other expenses include expenses associated with losses associated with the disposal of fixed assets, profit and loss adjustments for previous years, and so forth.

Taxation

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, or the BVI, we and our subsidiaries incorporated in the BVI are not subject to any tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in those jurisdictions. No provision for Hong Kong profits tax has been made, as our Hong Kong subsidiaries did not generate any assessable profits or had tax losses brought forward to offset estimated assessable profits for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014.

PRC

Enterprise Income Tax

According to the PRC’s Enterprise Income Tax Law and its implementation rules, the PRC statutory income tax rate is 25%. In addition, our PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax, subject to approval by or registration with the relevant tax authority.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained losses for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014 for taxation purpose.

The financial impact related to reduced tax rates and tax exemptions amounted to a positive of RMB53.4 million, RMB1.1 million, RMB46.1 million and RMB24.4 million ($3.9 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014 respectively. Without the preferential tax treatment, the impact on our net income and basic and diluted earnings per ordinary share for the following periods is as set forth below:

	Year Ended March 31,	Three Months Ended June 30,	Year Ended June 30,
	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	$
Profit for the year/period (in thousands)	53,397	1,074	46,149	24,429	3,938
Basic earnings per ordinary share (in cents)	2.35	0.05	2.05	1.11	0.18
Diluted earnings per ordinary share (in cents)	2.33	0.05	2.05	1.11	0.18

As of June 30, 2014, all of our PRC subsidiaries engaged in the cultivation and primary processing of vegetable products have registered with the tax authorities for the tax exemption under the Enterprise Income Tax Law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. In the fiscal year ended March 31, 2011, withholding tax of RMB101,000 was paid by Land V. Limited (Liaoyang) for the distribution of RMB2,010,000 to be made upon liquidation. Land V. Limited (Liaoyang) has been deregistered in July 2011. In the fiscal year ended March 31, 2012, Land V. Group Limited (BVI) disposed of a subsidiary, Land V. Limited (Shantou), with a gain of RMB1.3 million for PRC tax purposes, which is subject to 10% withholding tax. In the fiscal year ended March 31, 2012, Land V. Limited (Shantou) declared a dividend of RMB58.2 million to its immediate holding company, Land V. Group Limited (BVI). RMB33.5 million of this dividend was distributed from the retained profits of Land V. Limited (Shantou) after December 31, 2007 and was subject to 10% withholding tax. In the fiscal year ended June 30, 2014, Land V. Agriculture Technology (Ningde) Co. Limited suspended operation of the cultivation base in Hubei, Fujian. The Group plans to deregister Linong Ningde after the return of the cultivation base to the landlord and the undistributed profit of Land V. Agriculture Technology (Ningde) Co. Limited is expected to be distributed to Land V. Group Limited (BVI), in the foreseeable future. Land V. Agriculture Technology (Ningde) Co. Limited had an undistributed profit of RMB34,667,000 as of June 30, 2014, of which RMB23.7 million was derived from earnings generated since January 1, 2008 which would be subject to 10% withholding tax. Accordingly, deferred tax liabilities were recognized in respect of the undistributed profits of RMB23.7 million.

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

We account for biological assets and agricultural produce by applying IAS41—Agriculture. Under IAS 41, biological assets are measured on initial recognition and at the end of each reporting period at their fair value less costs to sell; agricultural produce harvested from biological assets are measured at its fair value less costs to sell at the point of harvest. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets is determined based on the current market price of these biological assets in their present location and condition. The fair value is determined based on the market price at which our agricultural produce is sold to customers on the date of harvest, adjusted for packing and transportation costs. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops. We estimate that it takes one to ten months to grow our vegetable crops and approximately 3 years to 16 years to grow our trees on the farmland before they can be harvested. For the fiscal year ended June 30, 2014, the revenue contributed by the tree business accounted for less than 0.3% of our total revenue. Costs to sell include all incremental costs directly attributable to the sale of the biological assets. The change in fair value less costs to sell of a biological asset is included in profit or loss of the period in which it arises. We record such gains or losses in our Consolidated Statement of Profit or Loss under “Changes in fair value less costs to sell of biological assets.”

The determination of fair value of biological assets and agricultural produce requires us to make complex and subjective estimates and assumptions about the expected production output and market price of crops on the land.

We engaged independent valuers to assist us in determining the fair value of biological assets and agricultural produce. We engaged Jones Lang LaSalle Corporate Appraisal and Advisory Limited in the fiscal year ended March 31, 2012 and AVA Associates Limited in the fiscal years ended June 30, 2013 and 2014. We applied weighted average cost of capital as a discount rate to reflect the risks of the cash flows as how the risks of the cash flows from growing crops should be borne by both the equity holders and the debt holders. In determining the discount rate, we have considered factors including the risk free rate, the market return, the re-levered beta, the size premium and the specific premium. We used 19.2% to 19.4% as the discount rate for orchards and 16.0% as the discount rate for vegetables in the fiscal year ended March 31, 2012, 19.1% to 19.3% as the discount rate for orchards and 15.8% as the discount rate for vegetables for the three months ended June 30, 2012, 19.1% to 19.3% as the discount rate for orchards and 15.7% as the discount rate for vegetables for the fiscal year ended June 30, 2013 and 20.0% to 20.3% as the discount rate for orchards and 17.0% as the discount rate for vegetables for the fiscal year ended June 30, 2014.

Changes in the estimates and assumptions regarding the expected market price, production volume, plantation expenditure, costs to sell and the discount rates in the valuation of our biological assets and agricultural produce could significantly impact the estimated fair values of our biological assets and agricultural produce and, as a result, our net income. We believe production volume, plantation expenditure and costs to sell are relatively controllable inputs by management decisions and operational strategies, while expected market price and discount rates are affected by more of external factors. For illustration purposes, in the fiscal year ended June 30, 2014:

•	a 5% increase or decrease in the prices of vegetables, fruits and teas we assumed, in the absence of other changes, will result in an RMB2.0 million ($330,000) increase or decrease in our net change in fair value less costs to sell of biological assets and profit for the year; and

•	an increase or decrease in the average discount rate we used by one percentage point, in the absence of other changes, will result in an RMB624,000 ($101,000) decrease or increase in our net change in fair value less costs to sell of biological assets and profit for the year.

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

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee and consultant services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated statements of profit or loss over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans to directors, employees and consultants.

We applied the Binomial Option Pricing model for the fiscal year ended March 31, 2012 in determining the fair value of the options granted to employees and others providing similar services. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected life at which employees are likely to exercise share options. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected life of the option was based on the yield of USD China Sovereign Bond Rate denominated in USD with similar terms in effect at the time of grant.

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

Depreciation and Estimated Useful Life

We record property, plant and equipment in the statement of financial position at cost less accumulated depreciation and impairment losses. Gains or losses arising from the retirement or disposal of an item of property, plant and equipment as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal. We calculate depreciation to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

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

Impairment of Assets

Impairment of non-current assets

We review internal and external sources of information at each statement of financial position date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

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

As of June 30, 2014, we identified certain indications of impairment and conducted an impairment testing in respect of our property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments. The recoverable amounts of those non-current assets were based on their value in use, determined by discounting future cash flows to be generated from the continuing use of those non-current assets. Seven years of cash flows were included in the discounted cash flow model. Key assumptions used in the estimation of value in use included discount rate, terminal value growth rate and budgeted EBITDA. The estimated recoverable amounts of these non-current assets exceeded their respective carrying amounts as of June 30, 2014. As such, we concluded that no impairment loss was required to be provided on our property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments as of June 30, 2014.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect our impairment testing and hence our results.

Impairment of receivables

We review current receivables that are carried at amortized cost at each statement of financial position date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to our attention about one or more of the following loss events:

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

We write off impairment losses against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, we record the impairment losses for doubtful debts using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. We recognize other changes in the allowance account and subsequent recoveries of amounts previously written off directly in profit or loss. In the fiscal year ended June 30, 2014, we recognized a total amount of RMB472,000 on impairment loss on uncollectible amount against the allowance account for trade receivables.

In the fiscal year ended March 31, 2012, we disposed the entire equity interest of Linong Agricultural Technology (Shantou) Co. Limited to an independent third party. As at June 30, 2014, the outstanding balance of consideration receivable amounting to RMB2,967,000 was determined to be impaired as we assessed that such receivable is not expected to be recovered.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. On August 24, 2012, our board of directors approved a change in our fiscal year end from March 31 to June 30. The consolidated statement of profit or loss data for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014 has been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The consolidated statement of profit or loss data for the three months ended June 30, 2011 and the twelve months ended June 30, 2012 has been derived from our unaudited interim consolidated financial statements for the three months ended June 30, 2011 and the twelve months ended June 30, 2012, respectively. Unless otherwise noted, the comparable period for the year ended June 30, 2013 is the twelve months ended June 30, 2012. We believe that such comparison provides useful benchmark for investors to assess the operating performance of our business. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended March 31,	Three Months Ended June 30,		Twelve Months Ended June 30,	Year Ended June 30,
	2012	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Revenue	519,399	123,332	123,248	519,315	576,274	580,500	93,575
Cost of inventories sold	(455,380)	(106,276)	(107,983)	(457,087)	(494,235)	(493,339)	(79,525)
Changes in fair value less costs to sell related to:
Crops harvested during the year/period	226,037	13,173	5,067	251,848	260,928	267,822	43,172
Growing crops on the farmland at the year/period end	60,890	22,990	17,897	21,880	16,576	4,597	741
Total changes in fair value less costs to sell of biological assets	286,927	36,163	22,964	273,728	277,504	272,419	43,913
Packing expenses	(33,405)	(8,431)	(8,913)	(33,887)	(47,754)	(46,142)	(7,438)
Land preparation costs	(37,593)	(7,008)	(12,887)	(43,472)	(56,078)	(67,712)	(10,915)
Other income	3,330	135	466	3,661	1,830	1,745	281
Research and development expenses	(9,091)	(2,061)	(2,291)	(9,321)	(13,283)	(15,926)	(2,567)
Selling and distribution expenses	(32,120)	(8,882)	(6,516)	(29,754)	(42,899)	(41,687)	(6,720)
Administrative expenses	(58,519)	(14,361)	(13,155)	(57,313)	(44,631)	(36,072)	(5,815)
Impairment losses on property, plant and equipment, prepayments and receivables	(14,823)	—	—	(14,823)	—	(27,127)	(4,373)
Natural disaster loss	—	—	—	—	—	(62,614)	(10,093)
Other expenses	(2,551)	(133)	(132)	(2,550)	(797)	(874)	(141)

Results from operating activities	166,174	12,478	(5,199)	148,497	155,931	63,171	10,182
Finance income	11,838	2,937	909	8,556	8,382	1,208	195
Finance costs	(10,781)	(2,787)	(4,046)	(10,786)	(13,017)	(5,385)	(868)

Net finance (costs)/income	1,057	150	(3,137)	(2,230)	(4,635)	(4,177)	(673)
Profit/(loss) before taxation	167,231	12,628	(8,336)	146,267	151,296	58,994	9,509
Income tax (expense)/credit	(4,415)	—	(128)	(4,543)	1,840	(2,867)	(462)

Profit/(loss) for the year/period	162,816	12,628	(8,464)	141,724	153,136	56,127	9,047

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological assets fair value adjustments to our results of operations.

	Year Ended March 31,	Three Months Ended June 30,		Twelve Months Ended June 30,	Year Ended June 30,
	2012	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(282,579)	(59,405)	(61,963)	(285,137)	(283,170)	(281,648)	(45,401)
Changes in fair value less costs to sell of biological assets	286,927	36,163	22,964	273,728	277,504	272,419	43,913

Net impact	4,348	(23,242)	(38,999)	(11,409)	(5,666)	(9,229)	(1,488)

Year Ended June 30, 2014 Compared to Year Ended June 30, 2013

Revenue. Our revenue increased by RMB4.2 million, or 0.7%, from RMB576.3 million in the fiscal year ended June 30, 2013 to RMB580.5 million ($93.6 million) in the fiscal year ended June 30, 2014. The increase in sales of our produce was attributable to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased by 11.5% to 26,179 mu (1,745 hectares) for the fiscal year ended June 30, 2014, compared to 23,476 mu (1,565 hectares) for the fiscal year ended June 30, 2013.

Our average selling price decreased from RMB4.07 per kg for the fiscal year ended June 30, 2013 to RMB3.86 ($0.62) per kg for the fiscal year ended June 30, 2014. The decrease in our average selling price was due to (1) lower demand for high end vegetables and (2) more customers picked up the produce at our farms, which resulted in lower selling prices because no transportation cost were included in such sales transactions. This resulted in a decrease in our revenue per mu from RMB24,547 for the fiscal year ended June 30, 2013 to RMB22,174 ($3,574) for the fiscal year ended June 30, 2014.

Cost of Inventories Sold. Our cost of inventories sold decreased by RMB0.9 million, or 0.2%, from RMB494.2 million for the fiscal year ended June 30, 2013 to RMB493.3 million ($79.5 million) for the fiscal year ended June 30, 2014.

Cost of inventories sold before biological assets fair value adjustment increased by RMB0.6 million, or 0.3%, from RMB211.1 million in the fiscal year ended June 30, 2013 to RMB211.7 million ($34.1 million) in the fiscal year ended June 30, 2014. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue decreased to 36.5% in the fiscal year ended June 30, 2014 from 36.6% in the fiscal year ended June 30, 2013, primarily due to (1) our shift of product mix to solanaceous vegetables which have a higher gross margin, and (2) an increase in production efficiency resulting from enhanced horticultural know-how and soil-less plantation techniques, and partially off-set by the higher depreciation charges, as a percentage of revenue.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets decreased by RMB5.1 million from RMB277.5 million in the fiscal year ended June 30, 2013 to RMB272.4 million ($43.9 million) in the fiscal year ended June 30, 2014.

The net impact of biological assets fair value adjustment for the fiscal year ended June 30, 2014 was a negative of RMB9.2 million ($1.5 million). This was attributable to our strategy of focusing more on the off-season (winter months) and less on the summer months.

In comparison, the net impact of biological assets fair value adjustment for the fiscal year ended June 30, 2013 was a negative of RMB5.7 million.

Packing Expenses. Our packing expenses decreased by RMB1.7 million, or 3.4%, from RMB47.8 million in the fiscal year ended June 30, 2013 to RMB46.1 million ($7.4 million) in the fiscal year ended June 30, 2014, primarily due to a decrease of RMB2.0 million in labor cost, as we have improved the efficiency in operation flows related to harvesting and packing tasks.

Land Preparation Costs. Our land preparation costs increased by RMB11.6 million, or 20.7%, from RMB56.1 million in the fiscal year ended June 30, 2013 to RMB67.7 million ($10.9 million) in the fiscal year ended June 30, 2014. The increase was due to (1) an increase in greenhouse area and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction.

Other Income. Our other income decreased by RMB0.1 million, or 4.6% from RMB1.8 million in the fiscal year ended June 30, 2013 to RMB1.7 million ($0.3 million) in the fiscal year ended June 30, 2014. Our other income is primarily composed of the amortization of subsidy from our depositary bank.

Research and Development Expenses. Our research and development expenses increased by RMB2.6 million, or 19.9%, from RMB13.3 million in the fiscal year ended June 30, 2013 to RMB15.9 million ($2.6 million) in the fiscal year ended June 30, 2014, due to (1) the increase in the scale of our operations and (2) increased direct materials, labor and rental costs as well as higher depreciation charges.

Selling and Distribution Expenses. Our selling and distribution expenses decreased by RMB1.2 million, or 2.8%, from RMB42.9 million in the fiscal year ended June 30, 2013 to RMB41.7 million ($6.7 million) in the fiscal year ended June 30, 2014. This decrease was primarily due to the decrease of RMB0.6 million in transportation costs, as more customers picked up the produce at our farmland. As a result, less transportation costs were included in average selling prices.

Administrative Expenses. Our administrative expenses decreased by RMB8.5 million, or 19.2%, from RMB44.6 million in the fiscal year ended June 30, 2013 to RMB36.1 million ($5.8 million) in the fiscal year ended June 30, 2014. This decrease was due to (1) a decrease of RMB5.5 million in equity-settled share-based compensation and (2) a decrease of RMB2.8 million in other tax expenses.

Impairment Losses on Property, Plant and Equipment, Prepayments and Receivables. Our impairment losses on property, plant and equipment, prepayments and receivables was RMB27.1 million ($4.4 million) for the fiscal year ended June 30, 2014. This primarily related to the impairment of (1) RMB16.4 million for a small and less productive farm which we have decided to dispose of and (2) RMB7.3 million for an idle processing factory in Liaoyang, Liaoning Province.

Natural Disaster Loss. Our natural disaster loss of RMB62.6 million ($10.1 million) for the fiscal year ended June 30, 2014 represents the loss resulting from the hit by super typhoon “Usagi” in September 2013 at our farm in Huidong, Guangzhou Province.

Other Expenses. Our other expenses increased by RMB0.1 million, or 9.7%, from RMB0.8 million in the fiscal year ended June 30, 2013 to RMB0.9 million ($0.1 million) in the fiscal year ended June 30, 2014.

Results of Operating Activities. As a result of the foregoing, our results of operating activities decreased by RMB92.7 million, or 59.5% from RMB155.9 million in the fiscal year ended June 30, 2013 to RMB63.2 million ($10.2 million) in the fiscal year ended June 30, 2014.

Net Finance Income/(Costs). We had a net finance cost of RMB4.2 million ($0.7 million) in the fiscal year ended June 30, 2014, compared to a net finance cost of RMB4.6 million in the fiscal year ended June 30, 2013. The decrease in net finance cost was primarily due to an decrease in interest expense of RMB7.6 million, which was partially offset by (1) the decrease of RMB5.9 million in exchange gain and (2) the decrease of RMB1.3 million of interest income.

Income Tax (Expenses)/Credit. Our income tax expense was RMB2.9 million ($0.5 million) in the year ended June 30, 2014, compared to an income tax credit of RMB1.8 million in the year ended June 30, 2013.

Profit for the Period. As a result of the foregoing, our profit for the period decreased by RMB97.0 million, or 63.3%, from RMB153.1 million in the year ended June 30, 2013 to RMB56.1 million ($9.0 million) in the year ended June 30, 2014.

Year Ended June 30, 2013 Compared to Twelve Months Ended June 30, 2012

Revenue. Our revenue increased by RMB57.0 million, or 11.0%, from RMB519.3 million in the twelve months ended June 30, 2012 to RMB576.3 million in the fiscal year ended June 30, 2013. The increase in sales of our produce was attributable to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased by 14.3% to 23,476 mu (1,565 hectares) for the fiscal year ended June 30, 2013, compared to 20,530 mu (1,369 hectares) for the twelve months ended June 30, 2012.

Our average selling price increased from RMB3.69 per kg for the twelve months ended June 30, 2012 to RMB4.07 per kg for the fiscal year ended June 30, 2013. The increase in our average selling price was due to (1) the upgrade in our product mix, (2) better product quality, (3) more spending on product packaging, (4) more transportation costs incurred and passed on to customers as fewer customers came to our farms to pick up the produce, which was offset by lower market prices. Our revenue per mu decreased slightly as the upgrade in product mix resulted in lower volume per mu.

Cost of Inventories Sold. Our cost of inventories sold increased by RMB37.1 million, or 8.1%, from RMB457.1 million for the twelve months ended June 30, 2012 to RMB494.2 million for the fiscal year ended June 30, 2013.

Cost of inventories sold before biological assets fair value adjustment increased by RMB39.1 million, or 22.7%, from RMB172.0 million in the twelve months ended June 30, 2012 to RMB211.1 million in the fiscal year ended June 30, 2013. Cost of inventories sold before biological assets fair value adjustment as a percentage of our revenue increased to 36.6% in the fiscal year ended June 30, 2013 from 33.1% in the twelve months ended June 30, 2012. The increase in our cost of inventories sold before biological assets fair value adjustment was due to increased direct materials, labor and rental costs as well as higher depreciation charges, as a percentage of revenue.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Assets Fair Value Adjustment. Changes in fair value less costs to sell of biological assets increased by RMB3.8 million from RMB273.7 million in the twelve months ended June 30, 2012 to RMB277.5 million in the fiscal year ended June 30, 2013.

The net impact of biological assets fair value adjustment for the fiscal year ended June 30, 2013 was a negative of RMB5.7 million. This was attributable to (1) our strategy of focusing more on the off-season (winter months) and less on the summer months and (2) an increase in land not in operation due to the conversion of part of our greenhouses to the soil-less production system.

In comparison, the net impact of biological assets fair value adjustment for the twelve months ended June 30, 2012 was a negative of RMB11.4 million.

Packing Expenses. Our packing expenses increased by RMB13.9 million, or 40.9%, from RMB33.9 million in the twelve months ended June 30, 2012 to RMB47.8 million in the fiscal year ended June 30, 2013, as a result of (1) the increased production volume of solanaceous products, which require more packaging compared to leafy and cruciferous products, (2) better packaging used to enhance the selling price, and (3) our effort to enhance our brand awareness.

Land Preparation Costs. Our land preparation costs increased by RMB12.6 million, or 29.0%, from RMB43.5 million in the twelve months ended June 30, 2012 to RMB56.1 million in the fiscal year ended June 30, 2013. The increase was due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction.

Other Income. Our other income decreased by RMB1.9 million, or 50.0% from RMB3.7 million in the twelve months ended June 30, 2012 to RMB1.8 million in the fiscal year ended June 30, 2013. This decrease was primarily due to the RMB1.3 million one-time gain on disposal of a subsidiary in the twelve months ended June 30, 2012.

Research and Development Expenses. Our research and development expenses increased by RMB4.0 million, or 42.5%, from RMB9.3 million in the twelve months ended June 30, 2012 to RMB13.3 million in the fiscal year ended June 30, 2013, due to (1) the increase in the scale of our operations, (2) increased direct materials, labor and rental costs as well as higher depreciation charges, and (3) an increase in spending on research related to soil-less production techniques.

Selling and Distribution Expenses. Our selling and distribution expenses increased by RMB13.1 million, or 44.2%, from RMB29.8 million in the twelve months ended June 30, 2012 to RMB42.9 million in the fiscal year ended June 30, 2013. This increase was due to the increase of RMB14.9 million in transportation costs, as a result of (1) the increase in sales of solanaceous products, which are shipped further away compared to leafy and cruciferous vegetables, (2) higher transportation costs incurred by the company as fewer customers picked up the produce at our farms and (3) increased fuel costs. The increase in selling and distribution expenses was offset by a decrease of RMB1.8 million in spending on other selling related expenses as we ceased our concessionary sales in Hong Kong.

Administrative Expenses. Our administrative expenses decreased by RMB12.7 million, or 22.1%, from RMB57.3 million in the twelve months ended June 30, 2012 to RMB44.6 million in the fiscal year ended June 30, 2013. This decrease was due to (1) a decrease of RMB14.8 million in equity-settled share-based compensation and (2) a decrease of RMB1.6 million in travelling expenses. The decrease in administrative expenses is offset by an increase of RMB3.7 million in legal and professional fee and other administrative related expenses.

Other Expenses. Our other expenses decreased by RMB1.8 million, or 68.7%, from RMB2.6 million in the twelve months ended June 30, 2012 to RMB0.8 million in the fiscal year ended June 30, 2013. This decrease was due to a RMB2.2 million loss on disposal of property, plant and equipment in the twelve months ended June 30, 2012 offset by an increase of RMB0.4 million in other expenses.

Results of Operating Activities. As a result of the foregoing, our results of operating activities increased by 5.0% from RMB148.5 million in the twelve months ended June 30, 2012 to RMB155.9 million in the fiscal year ended June 30, 2013.

Net Finance Income/(Costs). We had a net finance cost of RMB2.2 million in the twelve months ended June 30, 2012, compared to a net finance cost of RMB4.6 million in the fiscal year ended June 30, 2013, primarily due to an increase in interest expense of RMB2.2 million in the fiscal year ended June 30, 2013.

Income Tax (Expenses)/Credit. Our income tax expense was RMB4.5 million in the twelve months ended June 30, 2012 compared to an income tax credit of RMB1.8 million in the fiscal year ended June 30, 2013.

Profit for the Period. As a result of the foregoing, our profit for the period increased by RMB11.4 million, or 8.1%, from RMB141.7 million in the twelve months ended June 30, 2012 to RMB153.1 million in the fiscal year ended June 30, 2013.

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

B. Liquidity and Capital Resources

We have financed our business primarily through cash generated from our operations, borrowings from institutional lenders and proceeds from initial public offering. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Private Placements.” Our cash consists of cash on hand and cash at banks, which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks. As of June 30, 2014, we had RMB200.7 million ($32.4 million) in cash. We generally deposit our excess cash in interest bearing bank accounts.

As of June 30, 2014, we had an RMB20.0 million outstanding short-term bank loan bearing an interest rate of 6.3% per annum under a loan agreement that we entered into with Bank of China, Quanzhou Branch, for a facility of RMB40.0 million secured by a personal guarantee by Mr. Shing Yung Ma and a corporate guarantee by one of our subsidiaries. We also had several outstanding short-term bank loans totaling RMB78.5 million, bearing a fixed rate of 6.3% to 7.8% per annum with certain PRC banks. These loans were secured by a personal guarantee by Mr. Shing Yung Ma and a corporate guarantee by certain of our other subsidiaries. We also had a shareholder’s loan of RMB18.6 million ($3 million) from Lui Ming Ho for the operations of the Group. The loan is unsecured, interest bearing at a fixed rate of 5.0% per annum and repayable within one year.

Cash Flows and Working Capital

The following table shows our cash flow with respect to operating activities, investing activities and financing activities for the periods indicated. The consolidated statement of cash flow data for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014 has been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The consolidated statement of cash flow data for the three months ended June 30, 2011 and the twelve months ended June 30, 2012 has been derived from our unaudited interim consolidated financial statements for the three months ended June 30, 2011 and the twelve months ended June 30, 2012, respectively. Unless otherwise noted, the comparable period for the year ended June 30, 2013 is the twelve months ended June 30, 2012. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The cash flow in any period is not necessarily indicative of the cash flow that may be expected for any future period.

	Year Ended March 31,	Three Months Ended June 30,		Twelve Months Ended June 30,	Year Ended June 30,
	2012	2011	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	$
	(In thousands)
Net cash generated from operating activities	286,649	82,458	53,351	257,542	258,951	252,623	40,721
Net cash used in investing activities	(337,121)	(112,221)	(65,221)	(290,121)	(421,307)	(264,397)	(42,619)
Net cash used in financing activities	(13,545)	(11,378)	(5,305)	(7,472)	(34,745)	(92,949)	(14,983)
Net decrease in cash	(64,017)	(41,141)	(17,175)	(40,051)	(197,101)	(104,723)	(16,881)
Cash at the beginning of the year/period	598,722	598,722	520,475	551,491	504,506	305,487	49,244
Cash at the end of the year/period	520,475	551,491	504,506	504,506	305,487	200,740	32,359

Operating Activities

Net cash generated from operating activities decreased by RMB6.4 million, or 2.4%, from RMB259.0 million in the fiscal year ended June 30, 2013 to RMB252.6 ($40.7 million) in the fiscal year ended June 30, 2014. This decrease in operating cash flow was a result of the offsetting effect of (1) a decrease of RMB13.6 million in cash received, primarily as a result of an increase in trade receivables outstanding as at June 30, 2014, compared to June 30, 2013, and (2) a decrease of RMB7.2 million in cash paid for our cost of revenue and operating expenses. The increase in trade receivables was primarily due to an increase in sales to institutional customers, which have longer credit terms.

Net cash generated from operating activities increased by RMB1.5 million, or 0.5%, from RMB257.5 million in the twelve months ended June 30, 2012 to RMB259.0 million in the fiscal year ended June 30, 2013. The slight change in operating cash inflow is the offsetting effect of (1) an increase of RMB42.3 million in cash received from sales and (2) an increase of RMB40.8 million in cash paid for our cost of revenue and operating expenses, compared to last year.

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

Investing Activities

Net cash used in investing activities in the fiscal year ended June 30, 2014 was RMB264.4 million ($42.6 million), due primarily to the cash outflows for the payment for construction in progress of RMB256.3 million ($41.3 million), which consisted of the payment for (1) the construction of greenhouses in the amount of RMB134.3 million ($21.6 million), (2) agricultural infrastructure in the amount of RMB101.4 million ($16.3 million), including RMB46.2 million ($7.4 million) for the conversion to soil-less production, and (3) land improvements in the amount of RMB20.6 million ($3.3 million).

Net cash used in investing activities in the fiscal year ended June 30, 2013 was RMB421.3 million, due primarily to the cash outflows for the payment for construction in progress of RMB399.7 million, which consisted of the payment for (1) agricultural infrastructure in the amount of RMB198.1 million, including RMB48.7 million for the conversion to soil-less production, (2) the construction of greenhouses in the amount of RMB150.9 million, and (3) land improvements in the amount of RMB50.7 million.

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

Financing Activities

Net cash used in financing activities in the fiscal year ended June 30, 2014 was RMB92.9 million ($15.0 million), which consisted of (1) repayment of bank loans of RMB147.7 million ($23.8 million), (2) proceeds of RMB101.0 million ($16.3 million) from new bank loans, (3) increase in pledged bank deposits of RMB54.9 million ($8.9 million), (4) proceeds from a loan from a shareholder of RMB18.6 million ($3.0 million) and (5) payment of interest of RMB9.9 million ($1.6 million).

Net cash used in financing activities in the fiscal year ended June 30, 2013 was RMB34.7 million, consisted of (1) proceeds of RMB113.5 million from new bank loans, (2) repayment of bank loans of RMB52.1 million, (3) increase in pledged bank deposits of RMB45.1 million, (4) payment for repurchase of shares of RMB37.9 million and (5) payment of interest of RMB13.2 million.

Net cash used in financing activities in the three months ended June 30, 2012 was RMB5.3 million, which was related to interest payment.

Capital Expenditures

We had capital expenditures of RMB335.5 million, RMB65.2 million, RMB457.7 million and RMB387.4 million ($62.4 million) for the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively. Our capital expenditures were made primarily for the construction of our production facilities, farmland infrastructure and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. In the fiscal year ending June 30, 2015, we expect to incur capital expenditures of approximately RMB350 million ($56.4 million). We expect our capital expenditures in the fiscal year ending June 30, 2015 to primarily consist of the construction of our production facilities and farmland infrastructure, the conversion of part of our greenhouses to a soil-less production system and the purchases of property, plant and equipment. We expect to fund these capital expenditures from cash on hand as well as operating cash inflow.

Recent Accounting Pronouncements

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	Amendments to IAS 32, Financial instruments: Presentation “Offsetting financial assets and financial liabilities” effective for periods beginning on or after January 1, 2014

•	Annual improvements to IFRSs 2011 – 2013 cycle effective for periods beginning on or after July 1, 2014

•	Annual improvements to IFRSs 2010 – 2012 cycle effective for periods beginning on or after July 1, 2014

•	Amendments to IAS 16, Property, plant and equipment and IAS 41, Agriculture, Agriculture: Bearer plants effective for periods beginning on or after January 1, 2016

•	IFRS 15, Revenue from contracts with customer effective for periods beginning on or after January 1, 2017

•	IFRS 9, Financial instruments effective for periods beginning on or after January 1, 2018.

We are in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far we have concluded that the adoption of these amendments is unlikely to have a significant impact on our results of operations and financial position, except for the Amendments to IAS 16 and IAS 41.

Amendments to IAS 16 and IAS 41 simplify the accounting for bearer plants by including bearer plants in the scope of IAS 16, such that the Group can elect to measure bearer plants at cost. The agricultural produce from bearer plants will continue to be measured at fair value less costs to sell under IAS 41. Certain biological assets of the Group are bearer plants of which the measurement may be impacted by the amendments to IAS 16 and IAS 41. Amendments to IAS 16 and IAS 41 are effective as from January 1, 2016. The Group has not completed its assessment of the full impact of adopting amendments to IAS 16 and IAS 41 and therefore the possible impact on the consolidated financial statements has not been quantified.

C. Research and Development

We place a strong emphasis on research and development to improve our productivity and profitability. Our research and development efforts focus on developing more effective crop cultivation techniques, improving product quality, testing new vegetable varieties, increasing production yield and revenue per mu. As of June 30, 2014, our in-house research and development team consisted of 87 research professionals and staff, 16 of which have advanced degrees. Production on each of our farms is supervised by a horticultural technician who usually possesses at least ten years of experience in agriculture.

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

We have devoted significant resources to research and development. Our research and development expenses were RMB9.1 million, RMB2.3 million, RMB13.3 million and RMB15.9 million ($2.6 million) in the fiscal year ended March 31, 2012, the three months ended June 30, 2012 and the fiscal years ended June 30, 2013 and 2014, respectively, representing 1.8%, 1.9%, 2.3% and 2.7% of our net revenue in those respective periods.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 30, 2013 to June 30, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of June 30, 2014:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt obligations (including interest)	122,857	101,727	21,130	—	—
Operating lease obligations	268,633	21,997	41,321	40,571	164,744
Purchase obligations	195,894	195,894	—	—	—

Total	587,384	319,618	62,451	40,571	164,744

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position/Title

Shing Yung Ma	49	Director, Chief executive officer
Na Lai Chiu	58	Chairman of the board
Jin Li	47	Director
Neil Nanpeng Shen	46	Director
Gordon Xiaogang Wang	50	Director
Chung Bong Pang	38	Director
Li-Lan Cheng	49	Director
Yaping Si	61	Director
Auke Cnossen	41	Chief financial officer
Hang Chen	45	Vice president of operations
Dan Ma	31	Production base development director

Shing Yung Ma is the founder of our company and has served as our chairman and chief executive officer since our inception. In 2012, Mr. Ma resigned as chairman. Mr. Ma has over 16 years of managerial and operational experience in the vegetable cultivation industry. From 1999 to 2003, he served as the vice president of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of operations and sales. Prior to that, he was the general manager of Fujian Chaoda Green Agriculture Ltd. Co from 1997 to 1999. From 1991 to 1997, Mr. Ma was the vice president of Fujian Guangyuan Logistics Ltd. Co., a China-based logistics company. Prior to his career in the agricultural industry, he worked as an instructor in Fujian Normal College from 1987 to 1991. Mr. Ma received his college diploma from Fujian Normal College in 1987 where he majored in Chinese literature.

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

Neil Nanpeng Shen has been our director since 2006 and was appointed by Sequoia following our series A financing. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of Qihoo 360, a NASDAQ-listed search solution provider in China. He is also a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and his master’s degree from Yale University in 1992.

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

Li-Lan Cheng has been our director since October 2010. He has been the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the NYSE, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Mr. Cheng has served as executive director of Leju since March 2014. He is also an independent director and member of the audit committee of Country Style Cooking Restaurant Chain Co. Ltd., a China-based quick service restaurant chain listed on the NYSE and 51job, Inc., a human resource service provider listed on NASDAQ. Prior to joining E-House (China) Holdings Limited, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997-2002. Mr. Cheng received his bachelor’s degree in economics from Swarthmore College and his Ph.D. degree in economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

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

In the fiscal year ended June 30, 2014, the total compensation we paid to our executive officers and directors was approximately RMB5.6 million ($0.9 million), including share-based compensation in the amount of approximately RMB1.8 million ($0.3 million). See “—Share Incentive Plans” below for information regarding share options that we granted to our executive officers and directors. In the fiscal year ended June 30, 2014, we paid RMB42,000 ($7,000) for pension, retirement or similar benefits for our executives officers and directors.

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

As of September 30, 2014, we have granted options to purchase a total of 196,275,000 ordinary shares to our directors and executive officers with exercise prices of $0.0354 per share, $0.0729 per share, $0.0757 per share, $0.08 per share or $0.143 per share under our share incentive plans, including options which had been exercised to purchase 44,128,000 ordinary shares.

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

For the fiscal year ended June 30, 2014, our audit committee held three meetings.

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

For the fiscal year ended June 30, 2014, our compensation committee held one meeting.

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

For the fiscal year ended June 30, 2014, our nominating and corporate governance committee held one meeting.

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

D. Employees

We had 262, 260, 228 and 206 employees as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014, respectively. The following table sets forth the number of our employees by function as of June 30, 2014:

Number of Employees
Administrative	42
Accounting and finance	45
Sales and marketing	32
Research and development	87

Total	206

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of September 30, 2014, 2,198,845,700 of our ordinary shares were issued and outstanding, after deducting 17,808,850 ordinary shares issued to Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plans. Beneficial ownership is determined in accordance with Rule 13d-3(d)(1) under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned	%
Directors and Executive Officers:
Shing Yung Ma(1)	729,488,001	32.55
Na Lai Chiu(2)	131,805,000	5.87
Jin Li(3)	*	*
Neil Nanpeng Shen(4)	353,365,000	16,02
Gordon Xiaogang Wang(5)	56,000,000	2.54
Chung Bong Pang	*	*
Li-Lan Cheng	*	*
Yaping Si	—	—
Auke Cnossen	*	*
Hang Chen	*	*
Dan Ma	*	*
All directors and executive officers as a group	1,320,058,001	56.15
Principal Shareholders:
Grow Grand Limited(6)	667,318,001	30.35
Sequoia Entities(7)	346,465,000	15.76
Yiheng Capital, LLC(8)	137,394,400	6.25
SIG China Investments One, Ltd.(9)	136,425,000	6.20

*	Less than 1% of our ordinary shares
(1)	Consists of (i) 667,318,001 ordinary shares held by Grow Grand Limited, (ii) 20,000,000 ordinary shares held by Mr. Ma, and (iii) 42,170,000 options exercisable within 60 days after September 30, 2014. Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(2)	Consists of (i) 80,638,000 ordinary shares held by Valuetrue Investments Limited, (ii) 3,500,000 ordinary shares held by Ms. Chiu, and (iii) 47,667,000 options exercisable within 60 days after September 30, 2014. Valuetrue Investments Limited, a British Virgin Islands company, is 100% held by Na Lai Chiu. The address of Valuetrue Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Consists of certain ordinary shares held by Kara International Limited and options held by Mr. Li exercisable within 60 days after September 30, 2014. Mr. Li is a director of Kara International Limited.
(4)	Consists of (i) 346,465,000 ordinary shares held by Sequoia Entities (see Note (7) below for details), and (ii) 6,900,000 options exercisable within 60 days after September 30, 2014.
(5)	Consists of (i) 50,000,000 ordinary shares held by Win Seasons Holdings Limited and (ii) 6,000,000 options exercisable within 60 days after September 30, 2014. Win Seasons Holdings Limited is a Hong Kong company 100% held by Gordon Xiaogang Wang. The registered address of Win Seasons Holdings Limited is Room 2701, 27/F, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.
(6)	Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Consists of (i) 201,164,000 ordinary shares held by Sequoia Capital China I, L.P., (ii) 23,112,000 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 31,139,000 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. (together with Sequoia Capital China I, L.P. and Sequoia Capital China Partners Fund I, L.P., the “SCCI Funds”), (iv) 79,429,000 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,879,000 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and (vi) 9,742,000 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “SCGF Funds”). The SCCI Funds and SCGF Funds are collectively called “Sequoia Entities” for the purpose of this annual report. The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The general partner of SCCI Funds is Sequoia Capital China Management I, L.P. (“SCCI Mgt”). The general partner of SCGF Funds’ is Sequoia Capital China Growth Fund Management I, L.P. (“SCCG Mgt”). The general partner of SCCI Mgt and SCCG Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of SCCI Funds and SCGF Funds is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(8)	According to the Statement on Schedule 13D filed with the SEC on July 31, 2014 by YH Greenhouse LLC, Yiheng Capital, LLC and Mr. Yuanshan Guo (collectively, “Yiheng”), consists of 2,747,888 ADSs, representing 137,394,400 ordinary shares. The business address of Yiheng is 1 Montgomery St. Ste 3450, San Francisco, CA 94104, United States.
(9)	Consists of 136,425,000 ordinary shares held by SIG China Investments One, Ltd (SIG). SIG Asia Investment, LLL.P., the investment manager of SIG has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLL.P., may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The address of SIG China Investments One, Ltd is One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, British West Indies.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that Citi (Nominees) Limited, as nominee for Citibank, N.A., the depositary of our ADS program, was our only U.S. record holder, holding 604,256,650 ordinary shares, or approximately 27.48% of our 2,198,845,700 issued and outstanding shares as of September 30, 2014.

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

A. Major Shareholders

Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

In April 2014, China Linong entered into a loan agreement with a shareholder of the Company—Lui Ming Ho for a loan with the principal amount of RMB18.6 million ($3 million) for the operations of the Group. The loan is unsecured, interest bearing at a fixed rate of 5.0% per annum and repayable within one year.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

	Sales Price
	High	Low
Annual High and Low
Fiscal year ended June 30, 2011 (from October 29, 2010)	11.39	5.38
Fiscal year ended June 30, 2012	7.85	3.47
Fiscal year ended June 30, 2013	4.94	3.08
Fiscal year ended June 30, 2014	4.00	2.94
Quarterly High and Low
Fiscal quarter ended September 30, 2012	4.94	3.09
Fiscal quarter ended December 31, 2012	4.11	3.54
Fiscal quarter ended March 31, 2013	3.89	3.40
Fiscal quarter ended June 30, 2013	3.85	3.08
Fiscal quarter ended September 30, 2013	3.83	3.31
Fiscal quarter ended December 31, 2013	3.65	3.10
Fiscal quarter ended March 31, 2014	3.80	2.94
Fiscal quarter ended June 30, 2014	3.79	3.26
Fiscal quarter ended September 30, 2014	3.99	3.15
Monthly High and Low
April 2014	3.79	3.61
May 2014	3.70	3.27
June 2014	3.60	3.26
July 2014	3.98	3.15
August 2014	3.99	3.90
September 2014	3.99	3.89
October 2014 (through October 28)	4.00	3.96

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—C. Regulation—Foreign Currency Exchange” and “—Dividend Distribution.”

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

U.S. Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

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

If you are a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, and the year-over-year percent changes in the consumer price index for June 2012, 2013 and 2014 were increases of 2.2%, 2.7% and 2.3%, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, farmland leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Liquidity Risk

Our policy is to regularly monitor liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The following tables show the remaining contractual maturities at the end of reporting period of our non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date we can be required to pay.

For term loans subject to repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the contractual repayment schedule and, separately, the impact to the timing of cash outflows if the lenders were to invoke their unconditional rights to call the loans with immediate effect.

	Contractual Undiscounted Cash Outflow
	Balance sheet carrying amount	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
	(In thousands)
March 31, 2012
Trade and other payables	37,055	37,055	—	—	37,055
Bank loans	85,875	20,659	37,147	53,762	111,568

	122,930	57,714	37,147	53,762	148,623

June 30, 2012
Trade and other payables	31,111	31,111	—	—	31,111
Bank loans	86,305	34,786	35,380	36,608	106,774

	117,416	65,897	35,380	36,608	137,885

June 30, 2013
Trade and other payables	75,246	75,246	—	—	75,246
Term loan subject to repayment on demand clauses: scheduled repayments	43,492	729	729	44,123	45,581
Other bank loans	102,618	110,242	—	—	110,242

	221,356	186,217	729	44,123	231,069
Adjustment to disclose cash flows on term based on lender’s right to demand repayment	—	42,763	(729)	(44,123)	(2,089)

	221,356	228,980	—	—	228,980

June 30, 2014
Trade and other payables	197,042	197,042	—	—	197,042
Loan from a shareholder	18,574	19,042	—	—	19,042
Term loan subject to repayment on demand clauses: scheduled repayments	27,500	9,159	13,493	7,638	30,290
Other bank loans	71,000	73,526	—	—	73,526

	314,116	298,769	13,493	7,638	319,900
Adjustment to disclose cash flows on term based on lender’s right to demand repayment	—	18,341	(13,493)	(7,638)	(2,790)

	314,116	317,110	—	—	317,110

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding borrowings and the interest income generated by excess cash invested in liquid investments. Such interest-earning instruments carry a degree of interest rate risk. Our profit would decrease by approximately RMB Nil for the fiscal year ended March 31, 2012, RMB Nil for the three months ended June 30, 2012, RMB761,000 for the fiscal year ended June 30, 2013 and RMB275,000 ($44,000) for the fiscal year ended June 30, 2014 in response to a 100 basis points increase in interest rates applicable as each period end, with all other variables held constant. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 30, 2014, the RMB appreciated by approximately 33.4% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material and adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

The following table indicates the instantaneous change in our profit after tax that would arise if foreign exchange rates to which we have significant exposure at the statement of financial position date had changed at that date, assuming all other risk variables remained constant. In this respect, we assume that the pegged rate between the Hong Kong dollars and the U.S. dollars would be materially unaffected by any changes in movement in value of the U.S. dollars against other currencies.

	Year Ended March 31,		Three Months Ended June 30,		Year Ended June 30,
	2012		2012		2013		2014
	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax	Increase/ (Decrease) in Foreign Exchange Rates	Increase/ (Decrease) in Profit After Tax
		RMB in thousands		RMB in thousands		RMB in thousands		RMB in thousands
Renminbi(1)	5%	5,222	5%	5,287	5%	6,725	5%	3,229
	(5)%	(5,222)	(5)%	(5,287)	(5)%	(6,725)	(5)%	(3,229)
Hong Kong Dollars(2)	5%	(865)	5%	(895)	5%	(860)	5%	(381)
	(5)%	865	(5)%	895	(5)%	860	(5)%	381
U.S. Dollars(2)	5%	(1,114)	5%	(36)	5%	(999)	5%	(1,089)
	(5)%	1,114	(5)%	36	(5)%	999	(5)%	1,089

(1)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.
(2)	Arising from our subsidiaries whose functional currency is RMB.

Results of the analysis as presented in the above table represent an aggregation of the effects on each of our group entities’ profit or loss after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the statement of financial position date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments we held which expose us to foreign currency risk at the statement of financial position date, including inter-company payables and receivables within us which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of operations outside the mainland into our presentation currency. The analysis is performed on the same basis for all the years presented.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 90 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, we do not obtain collateral from customers. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. As of June 30, 2014, we had certain concentrations of credit risk as 6.4% and 33.5% of the total trade and other receivables were due from the largest customer and the five largest customers, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position. We do not provide any guarantee which would expose us to credit risk.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

On November 3, 2010, we completed our initial public offering of ADSs sold by our company and selling shareholders. In the initial public offering, we registered and sold 10,871,599 ADSs, each representing 50 ordinary shares, at $9.50 per ADS. The aggregate offering price was $103,280,191, with $87,400,000 for the ADSs offered by us and $15,880,191 for the ADSs offered by the selling shareholders. We received net proceeds of approximately $76.9 million from our initial public offering. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. From October 29, 2010, the effective date of our registration statement on Form F-1 in connection with our initial public offering, to June 30, 2014, we have fully used the net proceeds of $76.9 million from our initial public offering for the investment of our new farmlands in Fujian province. None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2014 based on the criteria established in Internal Control-Integrated Framework (1992) issued by COSO.

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

	Year Ended March 31,	Three Months Ended June 30,	Year Ended June 30,
	2012	2012	2013	2014
	RMB	RMB	RMB	RMB	$
		(In thousands)
Audit fees(1)	4,604	1,500	4,085	3,534	570

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.

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

Not applicable.

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

Item 18. Financial Statements

The consolidated financial statements of Le Gaga Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.1	Series A Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., and the then PRC Subsidiaries (as defined therein) dated April 12, 2006 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.2	Series A1 Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Grow Grand Limited, Honeycomb Assets Management Limited, and the then PRC Subsidiaries (as defined therein) dated February 14, 2007 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.3	Series B Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China Growth Fund I, L.P., SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., PreIPO Capital Partners Limited, and the then PRC Subsidiaries (as defined therein) dated March 21, 2008 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.4	Series B1 Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Grow Grand Limited, Magnetic Star Holdings Limited, Honeycomb Assets Management Limited, Valuetrue Investments Limited, Chic Holdings Limited, Lu Rong, SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Made In China Ltd., and the then PRC Subsidiaries (as defined therein) dated December 22, 2009 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.5	Share Purchase Agreement relating to series B preferred shares between PreIPO Capital Partners Limited and Made In China Ltd dated April 10, 2008 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 15, 2010)

4.6	Share Purchase Agreement relating to series B preferred shares by and among Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., dated July 18, 2008 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.7	Accession Agreement relating to series B preferred shares by and among all parties of series B Shareholders Agreement, Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., and Made In China Ltd dated July 22, 2008 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.8	Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Chic Holdings Limited dated January 18, 2010 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

Exhibit Number	Description of Document

4.9	Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Lu Rong dated January 18, 2010 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.10	Share Purchase Agreement relating to series B1 preferred shares by and among Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P. dated January 19, 2010 (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.11	Shareholders Agreement by and among the Registrant, China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, holders of ordinary shares, holders of series A preferred shares, holders of series A1 preferred shares, holders of series B preferred shares, holders of series B1 preferred shares and the PRC subsidiaries dated July 16, 2010 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.12	Loan Agreement entered into between DEG—Deutsche Investitions- und Entwicklungsgesellschaft Mbh and China Linong International Limited dated November 10, 2009 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.13	Amended and Restated Share Retention Letter dated April 6, 2011 from Shing Yung Ma to DEG—Deutsche Investitions- und Entwicklungsgesellschaft Mbh, agreed on May 3, 2011 (incorporated by reference to Exhibit 10.13 of our Annual Report on Form 20-F (file No. 001-34923), as amended, initially filed with the Securities and Exchange Commission on July 15, 2011)

4.14	Share Retention Letter dated October 22, 2009 from Shing Yung Ma to DEG—Deutsche Investitions- und Entwicklungsgesellschaft Mbh, agreed on November 10, 2009 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.15	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.16	2009 Share Incentive Plan (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.17	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.18	Form of Employment Agreement (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.19	English translation of Land Lease Contract between Agricultural Development Office of Guyuan County, Hebei Province and Land V. Ltd (Zhangjiakou) dated November 1, 2006 (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.20	English translation of Land Sub-Lease Contract between Cai Yingguo and Land V. Ltd (Fujian) dated June 14, 2005 (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.22	English translation of Technology Development Contract between China Linong International Limited and Beijing Research Center for Information Technology in Agriculture dated August 5, 2010 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-169839), as amended, initially filed with the Securities and Exchange Commission on October 8, 2010)

4.23	English translation of form master lease agreement for certain leases executed in the fiscal year ended March 21, 2012 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-34564), as amended, initially filed with the Securities and Exchange Commission on July 20, 2012)

4.24	English translation of form master lease agreement for certain lease executed in the fiscal year ended March 21, 2012 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F (file No. 001-34564), as amended, initially filed with the Securities and Exchange Commission on July 20, 2012)

8.1*	List of Subsidiaries as of June 30, 2014

11.1	Code of Business Conduct and Ethics of the Registrant, as amended, originally filed as Exhibit 99.1 with the Securities and Exchange Commission on October 15, 2010

Exhibit Number	Description of Document

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Dacheng Law Offices LLP (Fuzhou)

15.2*	Consent of KPMG, Independent Registered Public Accounting Firm

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Le Gaga Holdings Limited

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Chief Executive Officer

Date: October 30, 2014

LE GAGA HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Profit or Loss for the Year Ended March 31, 2012, the Three Months Ended June 30, 2012 and the Years Ended June 30, 2013 and 2014	F-3

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Year Ended March 31, 2012, the Three Months Ended June 30, 2012 and the Years Ended June 30, 2013 and 2014	F-5

Consolidated Statements of Financial Position as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014	F-6

Consolidated Statements of Changes in Equity for the Year Ended March 31, 2012, the Three Months Ended June 30, 2012 and the Years Ended June 30, 2013 and 2014	F-8

Consolidated Statements of Cash Flows for the Year Ended March 31, 2012, the Three Months Ended June 30, 2012 and the Years Ended June 30, 2013 and 2014	F-12

Notes to the Consolidated Financial Statements	F-16

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Le Gaga Holdings Limited:

We have audited the accompanying consolidated statements of financial position of Le Gaga Holdings Limited and subsidiaries as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014, and the related consolidated statements of profit or loss, statements of profit or loss and other comprehensive income, statements of changes in equity and statements of cash flows for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Le Gaga Holdings Limited and subsidiaries as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014, and the results of their operations and their cash flows for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

October 30, 2014

Consolidated statements of profit or loss

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014

(Expressed in Renminbi)

			Year ended March 31,	Three months ended June 30,	Years ended June 30,
	Note		2012	2012	2013	2014
			RMB’000	RMB’000	RMB’000	RMB’000
Revenue	4		519,399	123,248	576,274	580,500
Cost of inventories sold	18	(c)	(455,380)	(107,983)	(494,235)	(493,339)
Changes in fair value less costs to sell related to:
– Crops harvested during the year/period			226,037	5,067	260,928	267,822
– Growing crops on the farmland at the year/period end			60,890	17,897	16,576	4,597
Total changes in fair value less costs to sell of biological assets	17	(a)	286,927	22,964	277,504	272,419
Packing expenses			(33,405)	(8,913)	(47,754)	(46,142)
Land preparation costs	8	(c)	(37,593)	(12,887)	(56,078)	(67,712)
Other income	5		3,330	466	1,830	1,745
Research and development expenses			(9,091)	(2,291)	(13,283)	(15,926)
Selling and distribution expenses			(32,120)	(6,516)	(42,899)	(41,687)
Administrative expenses			(58,519)	(13,155)	(44,631)	(36,072)
Impairment losses on property, plant and equipment, prepayments and receivables	8	(b)	(14,823)	—	—	(27,127)
Natural disaster loss	6		—	—	—	(62,614)
Other expenses	5		(2,551)	(132)	(797)	(874)

Results from operating activities			166,174	(5,199)	155,931	63,171

Finance income			11,838	909	8,382	1,208
Finance costs			(10,781)	(4,046)	(13,017)	(5,385)

Net finance income/(costs)	7		1,057	(3,137)	(4,635)	(4,177)

Profit/(loss) before taxation	8		167,231	(8,336)	151,296	58,994
Income tax (expense)/credit	9	(a)	(4,415)	(128)	1,840	(2,867)

Profit/(loss) for the year/period			162,816	(8,464)	153,136	56,127

Consolidated statements of profit or loss

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

		Year ended March 31,	Three months ended June 30,	Years ended June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Earnings/(loss) per ordinary share (in RMB cents)	10
Basic		7.12	(0.37)	6.80	2.55

Diluted		6.91	(0.37)	6.80	2.55

See accompanying notes to the consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014

(Expressed in Renminbi)

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) for the year/period	162,816	(8,464)	153,136	56,127
Other comprehensive income for the year/period (net of nil income tax)
Items that may be reclassified subsequently to profit or loss:
– Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”)—mainland	(23,535)	1,254	(6,342)	(29)
– Reclassification adjustment for release of exchange reserve upon disposal of a subsidiary/deregistration of a subsidiary	2,969	—	—	—

Other comprehensive income for the year/period	(20,566)	1,254	(6,342)	(29)

Total comprehensive income for the year/period	142,250	(7,210)	146,794	56,098

See accompanying notes to the consolidated financial statements.

Consolidated statements of financial position at March 31,

2012, June 30, 2012, June 30, 2013 and June 30, 2014

(Expressed in Renminbi)

		As of March 31,	As of June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Assets
Property, plant and equipment	12	693,297	700,245	1,049,311	1,067,910
Construction in progress	13	52,441	68,627	70,508	104,722
Lease prepayments	14	1,263	1,256	1,171	1,111
Long-term deposits and prepayments	15	142,754	163,494	166,916	283,408
Biological assets	17	7,697	7,833	12,439	13,227
Deferred tax assets	26	2,060	1,943	2,321	2,894

Total non-current assets		899,512	943,398	1,302,666	1,473,272

Biological assets	17	77,097	30,709	26,268	13,317
Inventories	18	11,193	16,427	14,941	17,398
Trade and other receivables	19	59,861	64,566	84,558	129,033
Pledged bank deposits	20	—	—	45,065	100,000
Cash	21	520,475	504,506	305,487	200,740

Total current assets		668,626	616,208	476,319	460,488

Total assets		1,568,138	1,559,606	1,778,985	1,933,760

Equity	27
Capital		692,833	692,833	644,397	644,397
Reserves		745,838	742,820	908,126	966,694

Total equity		1,438,671	1,435,653	1,552,523	1,611,091

Consolidated statements of financial position at March 31,

2012, June 30, 2012, June 30, 2013 and June 30, 2014 (continued)

(Expressed in Renminbi)

		As of March 31,	As of June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Liabilities
Bank loans	22	75,875	61,998	—	—
Deferred tax liabilities	26	—	—	—	2,369

Total non-current liabilities		75,875	61,998	—	2,369

Bank loans	22	10,000	24,307	146,110	98,500
Trade and other payables	23	37,055	31,111	75,246	197,042
Loan from a shareholder	24	—	—	—	18,574
Current taxation	26	6,537	6,537	5,106	6,184

Total current liabilities		53,592	61,955	226,462	320,300

Total liabilities		129,467	123,953	226,462	322,669

Total equity and liabilities		1,568,138	1,559,606	1,778,985	1,933,760

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in equity

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 27(a))	(note 27(b)(i))	(note 27(b)(ii))	(note 27(b)(iii))	(note 27(b)(iv))	(note 27(b)(v))	(note 27(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2011	154,938	532,768	—	41,269	(15,438)	23,960	217,267	324,983	1,279,747

Profit for the year	—	—	—	—	—	—	—	162,816	162,816
Other comprehensive income	—	—	—	—	(20,566)	—	—	—	(20,566)

Total comprehensive income for the year	—	—	—	—	(20,566)	—	—	162,816	142,250

Repurchase of shares	—	—	(10,513)	—	—	—	—	—	(10,513)
Exercise of share options	453	4,674	—	—	—	(1,650)	—	—	3,477
Equity settled share-based transactions	—	—	—	—	—	23,710	—	—	23,710
Disposal of a subsidiary	—	—	—	(3,800)	—	—	—	3,800	—
Appropriations	—	—	—	15,037	—	—	—	(15,037)	—

At March 31, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

Consolidated statements of changes in equity

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 27(a))	(note 27(b)(i))	(note 27(b)(ii))	(note 27(b)(iii))	(note 27(b)(iv))	(note 27(b)(v))	(note 27(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At April 1, 2012	155,391	537,442	(10,513)	52,506	(36,004)	46,020	217,267	476,562	1,438,671

Loss for the period	—	—	—	—	—	—	—	(8,464)	(8,464)
Other comprehensive income	—	—	—	—	1,254	—	—	—	1,254

Total comprehensive income for the period	—	—	—	—	1,254	—	—	(8,464)	(7,210)

Equity settled share-based transactions	—	—	—	—	—	4,192	—	—	4,192

At June 30, 2012	155,391	537,442	(10,513)	52,506	(34,750)	50,212	217,267	468,098	1,435,653

Consolidated statements of changes in equity

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 27(a))	(note 27(b)(i))	(note 27(b)(ii))	(note 27(b)(iii))	(note 27(b)(iv))	(note 27(b)(v))	(note 27(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At July 1, 2012	155,391	537,442	(10,513)	52,506	(34,750)	50,212	217,267	468,098	1,435,653

Profit for the year	—	—	—	—	—	—	—	153,136	153,136
Other comprehensive income	—	—	—	—	(6,342)	—	—	—	(6,342)

Total comprehensive income for the year	—	—	—	—	(6,342)	—	—	153,136	146,794

Cancellation of shares	(6,885)	(41,551)	48,436	—	—	—	—	—	—
Repurchase of shares	—	—	(37,923)	—	—	—	—	—	(37,923)
Equity settled share-based transactions	—	—	—	—	—	7,999	—	—	7,999
Appropriations	—	—	—	17,017	—	—	—	(17,017)	—

At June 30, 2013	148,506	495,891	—	69,523	(41,092)	58,211	217,267	604,217	1,552,523

Consolidated statements of changes in equity

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

	Share capital	Share premium	Treasury shares	Statutory reserve	Exchange reserve	Capital reserve	Other reserve	Retained earnings	Total
	(note 27(a))	(note 27(b)(i))	(note 27(b)(ii))	(note 27(b)(iii))	(note 27(b)(iv))	(note 27(b)(v))	(note 27(b)(vi))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At July 1, 2013	148,506	495,891	—	69,523	(41,092)	58,211	217,267	604,217	1,552,523

Profit for the year	—	—	—	—	—	—	—	56,127	56,127
Other comprehensive income	—	—	—	—	(29)	—	—	—	(29)

Total comprehensive income for the year	—	—	—	—	(29)	—	—	56,127	56,098

Equity settled share-based transactions	—	—	—	—	—	2,470	—	—	2,470
Appropriations	—	—	—	9,444	—	—	—	(9,444)	—

At June 30, 2014	148,506	495,891	—	78,967	(41,121)	60,681	217,267	650,900	1,611,091

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014

(Expressed in Renminbi)

		Year ended March 31,	Three months ended June 30,	Years ended June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Operating activities
Profit/(loss) before taxation		167,231	(8,336)	151,296	58,994
Adjustments for:
Amortization of lease prepayments		87	14	56	56
Depreciation		65,885	18,065	91,647	124,241
Equity settled share-based transactions		23,710	4,192	7,999	2,470
Changes in fair value less costs to sell of biological assets		(286,927)	(22,964)	(277,504)	(272,419)
Interest income		(1,310)	(909)	(2,084)	(775)
Interest expense		10,781	2,792	13,017	5,385
Gain on disposal of a subsidiary	28	(1,309)	—	—	—
Net loss on disposal of property, plant and equipment and lease prepayments		2,153	79	21	338
Impairment losses on property, plant and equipment, prepayments and receivables		14,823	—	—	27,127
Natural disaster loss		—	—	—	62,614
Foreign exchange (gain)/ loss		(7,630)	330	(5,529)	(901)

		(12,506)	(6,737)	(21,081)	7,130

Consolidated statements of cash flows

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

		Year ended March 31,	Three months Ended June 30,	Years ended June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Changes in working capital:
Changes in current biological assets due to plantations		(162,201)	(37,627)	(206,499)	(206,456)
Changes in inventories, net of effect of harvested crops transferred to inventories		439,116	102,089	487,180	490,419
Decrease/(increase) in trade and other receivables		295	(4,724)	(19,914)	(49,033)
Decrease in long-term deposits and prepayments		7,561	3,192	11,451	8,388
Increase/(decrease) in trade and other payables		17,265	(2,842)	7,814	2,175

Cash generated from operations		289,530	53,351	258,951	252,623
Income tax paid		(2,881)	—	—	—

Net cash generated from operating activities		286,649	53,351	258,951	252,623

Consolidated statements of cash flows

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

		Year ended March 31,	Three months Ended June 30,	Years ended June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Investing activities
Interest received		1,310	909	2,084	576
Plantations of non-current biological assets		(1,656)	(480)	(1,856)	(1,838)
Payment for the purchase of property, plant and equipment		(6,797)	(4,746)	(21,878)	(6,963)
Payment for construction in progress and prepayments		(339,046)	(60,904)	(399,657)	(256,321)
Proceeds from disposal of property, plant and equipment and lease prepayment		5,331	—	—	149
Net cash inflow from disposal of a subsidiary		3,737	—	—	—

Net cash used in investing activities		(337,121)	(65,221)	(421,307)	(264,397)

Financing activities
Interest paid		(10,521)	(5,305)	(13,238)	(9,938)
Proceeds from bank loans		10,000	—	113,492	101,000
Repayments of bank loans		(6,000)	—	(52,011)	(147,650)
Increase in pledged bank deposits		—	—	(45,065)	(54,935)
Proceeds from loan from a shareholder		—	—	—	18,574
Proceeds from exercise of share options		3,161	—	—	—
Payment for repurchase of shares		(10,185)	—	(37,923)	—

Net cash used in financing activities		(13,545)	(5,305)	(34,745)	(92,949)

Consolidated statements of cash flows

for the year ended March 31, 2012,

the three months ended June 30, 2012 and

the years ended June 30, 2013 and 2014 (continued)

(Expressed in Renminbi)

		Year ended March 31,	Three months Ended June 30,	Years ended June 30,
	Note	2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
Net decrease in cash		(64,017)	(17,175)	(197,101)	(104,723)
Cash at beginning of the year/period		598,722	520,475	504,506	305,487
Effect of foreign exchange rate changes		(14,230)	1,206	(1,918)	(24)

Cash at end of the year/period	21	520,475	504,506	305,487	200,740

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	General information

(a)	Principal activities

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

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). IFRSs include International Accounting Standards (“IASs”) and interpretations. The consolidated financial statements were approved and authorized for issue by the Board on October 30, 2014.

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

2	Significant accounting policies (continued)

(c)	Changes in accounting policies

The IASB has issued the following new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group:

•	Amendments to IAS 1, Presentation of financial statements—Presentation of items of other comprehensive income.

•	IFRS 10, Consolidated Financial Statements

•	IFRS 13, Fair value measurement

•	Amendments to IFRS 7, Offsetting financial assets and financial liabilities

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (note 32). Impacts of the adoption of the new or amended IFRSs are discussed below:

Amendments to IAS 1, Presentation of financial statements—Presentation of items of other comprehensive income

The amendments require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The presentation of other comprehensive income in the consolidated statements of profit or loss and other comprehensive income in these financial statements has been modified accordingly. In addition, the Group has chosen to use the new titles “statements of profit or loss” and “statements of profit or loss and other comprehensive income” as introduced by the amendments in these consolidated financial statements.

IFRS 10, Consolidated financial statements

IFRS 10, replace the requirements in IAS 27, Consolidated and separate financial statements relating to the presentation of consolidated financial statements and SIC 12 Consolidation—Special purpose entities. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

As a result of the adoption of IFRS 10, the Group has changed its accounting policy with respect to determining whether it has control over an investee. The adoption does not change any of the control conclusions reached by the Group in respect of its involvement with other entities as at 1 July 2013.

2	Significant accounting policies (continued)

(c)	Changes in accounting policies (continued)

IFRS 13, Fair value measurement

IFRS 13 replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Group, the Group has provided those disclosures in notes 17 and 29. The adoption of IFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

Amendments to IFRS 7, Offsetting financial assets and financial liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32.

The adoption of the amendments does not have an impact on the Group’s financial statements because the Group has not offset financial instruments, nor has it entered into master netting arrangement or similar agreement which is subject to the disclosures of IFRS 7 during the periods presented.

(d)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

2	Significant accounting policies (continued)

(e)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

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

Construction in progress represents property, plant and equipment under construction, and is stated at cost less impairment losses (see note 2(k)). Cost of self-constructed items of property, plant and equipment include the cost of materials, direct labour and an appropriate proportion of production overheads and borrowing costs (see note 2(w)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

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

Current receivables that are carried at amortized cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased.

•	property, plant and equipment;

•	construction in progress;

•	lease prepayments; and

•	long-term deposits and prepayments.

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

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

Biological assets are living plants managed by the Group on its farmland. Biological assets include vegetables and fruits which are to be harvested as agricultural produce, and tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce. Biological assets with life cycle of one year or less are classified as current biological assets. Biological assets are measured at fair value less costs to sell on initial recognition and at the end of each reporting period. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes. The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current market price with reference to the species, growing condition, costs incurred and expected yield of the crops. The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss.

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

2	Significant accounting policies (continued)

(q)	Employee benefits (continued)

(ii)	Share-based payments

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

(r)	Income tax

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

Current tax is the expected tax payable on the taxable income for the year/period, using tax rates enacted or substantively enacted at the end of reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2	Significant accounting policies (continued)

(r)	Income tax (continued)

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

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each end of reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

2	Significant accounting policies (continued)

(r)	Income tax (continued)

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(s)	Provisions and contingent liabilities

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

2	Significant accounting policies (continued)

(t)	Revenue recognition (continued)

(ii)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(iii)	Government grants

Government grants unrelated to biological assets are recognized in the statement of financial position initially when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are deducted from the expenses on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(u)	Translation of foreign currencies

The functional currency of the subsidiaries of the Group in the PRC-mainland is Renminbi (“RMB”), whereas the functional currencies of the Company and China Linong International Limited (“China Linong”) are United States dollars and the functional currencies of the subsidiaries of the Group outside the PRC-mainland are either United States dollars or Hong Kong dollars. For the purposes of presenting the consolidated financial statements, the Group has adopted RMB as its presentation currency, rounded to the nearest thousand.

Foreign currency transactions during the year/period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of reporting period. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates.

2	Significant accounting policies (continued)

(u)	Translation of foreign currencies (continued)

The results of operations outside the PRC-mainland are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items are translated into RMB at the closing foreign exchange rates ruling at the end of reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

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

(x)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2	Significant accounting policies (continued)

(x)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(y)	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year/period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

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

Notes 25 and 29 contain information about the assumptions and their risk factors relating to fair value of the share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

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

The Group reviews the internal and external sources of information at the end of each reporting period to identify indications that property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments may be impaired. When indication of impairments is identified, management assesses its fair value less costs of disposal or value in use to determine the recoverable amount of such assets and the difference between the carrying amount and recoverable amount is recognized as impairment losses.

3	Accounting estimates and judgements (continued)

(b)	Impairment of assets (continued)

As of June 30, 2014, the Group identified certain indications of impairments and conducted an impairment testing in respect of its property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments. The recoverable amounts of these non-current assets were based on its value in use, determined by discounting future cash flows to be generated from the continuing use of those non-current assets. Key assumptions used in the estimation of value in use included discount rate, terminal value growth rate and budgeted EBITDA. The estimated recoverable amounts of those non-current assets exceeded their respective carrying amounts as of June 30, 2014. As such, management concluded that no impairment loss was required to be provided on the Group’s property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments as of June 30, 2014.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect the Group’s impairment testing and hence its results.

(c)	Fair value of biological assets and agricultural produce

The Group’s biological assets are valued at fair value less costs to sell at the end of each reporting period and the Group’s agricultural produce harvested from a biological asset is measured at fair value less costs to sell at the point of harvest.

The fair value less costs to sell at the end of each reporting period is determined using the net present value approach which requires a number of key assumptions and estimates to be made such as discount rate, future net cash flows, etc. Any change in these estimates may affect the fair value of the biological assets significantly. Management reviews the assumptions and estimates periodically to identify any significant change in the fair value of biological assets.

4	Revenue and segment information

(a)	Revenue

The principal activities of the Group are cultivating, processing and distribution of vegetables. Revenue represents the invoiced value of goods sold during the year/period, net of returns and discounts.

An analysis of the Group’s revenue by the categories of customers for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014 is as follows:

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Wholesalers	289,976	63,968	370,999	327,380
Institutional customers	197,394	54,224	189,164	246,037
Supermarkets	31,880	5,047	16,111	7,083
Others	149	9	—	—

	519,399	123,248	576,274	580,500

The Group’s customer base is diversified and there is no customer with whom transactions have exceeded 10% of the Group’s revenues for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014. Details of concentrations of credit risk are set out in note 29.

Further details regarding the Group’s principal activities are disclosed below.

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

(i)	Analysis of segment results

	Year ended March 31,			Three months ended June 30,			Years ended June 30,
	2012			2012			2013			2014
	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue	517,783	1,616	519,399	122,880	368	123,248	574,101	2,173	576,274	578,786	1,714	580,500

Segment profit	274,522	1,078	275,600	55,197	231	55,428	259,989	1,388	261,377	191,335	1,006	192,341

Depreciation and amortization	(63,406)	(87)	(63,493)	(17,411)	(14)	(17,425)	(88,873)	(56)	(88,929)	(121,011)	(56)	(121,067)

4	Revenue and segment information (continued)

(b)	Segment information (continued)

(ii)	Reconciliation of segment profit

Reconciliation of reportable segment profit to consolidated profit/(loss) before taxation is disclosed as follows:

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Segment profit	275,600	55,428	261,377	192,341
Other income	3,330	466	1,830	1,745
Research and development expenses	(9,091)	(2,291)	(13,283)	(15,926)
Selling and distribution expenses	(32,120)	(6,516)	(42,899)	(41,687)
Administrative expenses	(58,519)	(13,155)	(44,631)	(36,072)
Impairment losses on property, plant and equipment, prepayments and receivables	(14,823)	—	—	(27,127)
Other expenses	(2,551)	(132)	(797)	(874)
Net finance income/(costs)	1,057	(3,137)	(4,635)	(4,177)
Biological assets fair value adjustment	4,348	(38,999)	(5,666)	(9,229)

Profit/(loss) before taxation	167,231	(8,336)	151,296	58,994

(iii)	Geographical information

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

5	Other income and other expenses

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Other income
Gain on disposal of a subsidiary (note 28)	1,309	—	—	—
Incentive payment from depositary bank	980	427	1,828	1,661
Rental income	750	—	—	—
Sundry income	291	39	2	84

	3,330	466	1,830	1,745

Other expenses
Net loss on disposal of property, plant and equipment	(2,153)	(79)	(21)	(338)
Others	(398)	(53)	(776)	(536)

	(2,551)	(132)	(797)	(874)

6	Natural disaster loss

In September 2013, super typhoon “Usagi” hit Guangdong Province, the PRC and caused substantial damages to two cultivation bases located in Guangdong area. These two cultivation bases had greenhouses of a total area of 2,002 mu, part of which experienced various degrees of damages. Certain greenhouses with carrying value of RMB62,614,000 were subject to serious damages and were disposed of with nil proceeds during the year ended June 30, 2014.

7	Finance income and finance costs recognized in profit or loss

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income
Interest income on bank deposits	1,310	909	2,084	775
Net foreign exchange gain	10,528	—	6,298	433

	11,838	909	8,382	1,208

Finance costs
Interest on bank loans	(10,781)	(2,792)	(13,017)	(10,136)
Net foreign exchange loss	—	(1,254)	—	—

	(10,781)	(4,046)	(13,017)	(10,136)
Less: Interest expense capitalized into construction in progress (note)	—	—	—	4,751

	(10,781)	(4,046)	(13,017)	(5,385)

Net finance income/(costs) recognized in profit or loss	1,057	(3,137)	(4,635)	(4,177)

Note: The borrowing costs have been capitalized at rate of 6.2% - 7.8% per annum for the year ended June 30, 2014.

8	Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after charging:

		Year ended March 31,	Three months ended June 30,	Years ended June 30,
		2012	2012	2013	2014
		RMB’000	RMB’000	RMB’000	RMB’000
(a)	Staff costs
	Contributions to defined contribution retirement plans	699	149	670	610
	Equity settled share-based payment expenses	21,564	3,813	7,100	2,295
	Salaries, wages and other benefits	67,117	17,661	74,696	72,730

		89,380	21,623	82,466	75,635

(b)	Other items
	Amortization of lease prepayments	87	14	56	56
	Depreciation	65,885	18,065	91,647	124,241
	Equity settled share-based payment expenses in respect of the Company’s consultants	2,146	379	899	175
	Impairment losses	14,823	—	—	27,127
	– property, plant and equipment (note 12)	12,771	—	—	20,198
	– long-term prepayments (note 15)	2,052	—	—	3,490
	– trade receivables (note 19(a))	—	—	—	472
	– other receivables (note 19(c))	—	—	—	2,967
	Auditors’ remuneration	5,686	1,444	4,933	3,263
	Operating lease charges: minimum lease payments in respect of farmland and premises	14,738	4,384	21,716	21,571

(c)	Land preparation costs

Land preparation costs represent costs incurred before the commencement of agricultural activities on farmland and cost of maintenance of idle farmland during the rotation period.

9	Income tax in the consolidated statements of profit or loss

(a)	Taxation in the consolidated statements of profit or loss represents:

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Current tax
PRC withholding tax on dividends (note (v))	3,353	—	—	—
US withholding tax on incentive payment (note (iv))	2,099	—	—	—
PRC withholding tax on capital gains (note (vi))	358	—	—	—
Provision for PRC income tax (notes (vii) and (viii))	1,317	—	924	1,078
Release of unrecognized tax benefits due to expiration of the statute of limitations (note 26(f))	(641)	—	(2,351)	—

	6,486	—	(1,427)	1,078
Deferred tax
Origination of temporary differences	(2,071)	128	(413)	1,789

Income tax expense/(credit)	4,415	128	(1,840)	2,867

9	Income tax in the consolidated statements of profit or loss (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates:

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	167,231	(8,336)	151,296	58,994

Notional tax on profit before taxation, calculated at the rates applicable to the tax jurisdictions concerned (note (i))	53,256	897	45,959	22,945
Effect of non-taxable income	(528)	(49)	(474)	(141)
Effect of non-deductible expenses	—	—	—	1,204
Effect of tax concessions (note (ii))	(53,397)	(1,074)	(46,148)	(24,429)
Effect of tax loss not recognized (note (iii))	570	226	663	421
Effect of tax on gain on disposal of an asset (note (vii))	1,416	—	—	—
US withholding tax on incentive payment (note (iv))	258	128	511	498
PRC withholding tax on dividends (note (v))	3,353	—	—	—
PRC withholding tax on capital gains (note (vi))	128	—	—	—
PRC withholding tax on undistributable profits from a PRC subsidiary (note (ix))	—	—	—	2,369
Release of unrecognized tax benefits due to expiration of the statute of limitations (note 26(f))	(641)	—	(2,351)	—

Actual tax expense/(credit)	4,415	128	(1,840)	2,867

Notes:

(i)	Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands (“BVI”), the Group is not subject to any tax on income or capital gains in the Cayman Islands and the BVI.

The Hong Kong statutory profits tax rate is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

The PRC’s statutory income tax rate is 25%.

9	Income tax in the consolidated statements of profit or loss (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates: (continued)

Notes: (continued)

(ii)	According to the PRC’s Income Tax Law and its relevant regulations, the PRC statutory income tax rate is 25%, however, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

(iii)	No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses or had tax losses brought forward to offset estimated assessable profits for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014.

Deferred tax asset were not recognized in respecting such tax losses. Further details are set out in note 26(d).

(iv)	The Company has entered into a contract with its depositary bank for American Depositary Shares (“ADS”) depository service for a term of 5 years. During the year ended March 31, 2012, the depositary bank provided an incentive payment of US$1,100,000 to the Company which is refundable to the extent that the service contract is early terminated before the expiry of the 5-year term. The incentive amount is recorded as other payables (included in “deferred income”), which is amortized and recognized as other income over the contract term on a straight-line basis. The Company received a net payment of US$770,000 (equivalent to RMB4,897,000) from the depositary bank, after the deduction of a 30% withholding tax on the gross incentive payment, as required under the relevant U.S. tax laws. Such withholding tax amounted to US$330,000 (equivalent to RMB2,099,000). Deferred tax asset was recognized in respect of such deferred income upon receipt of the incentive payment during the year ended March 31, 2012.

9	Income tax in the consolidated statements of profit or loss (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates: (continued)

Notes: (continued)

(v)	Pursuant to the PRC’s Income Tax Law and its relevant regulations, dividends payable to foreign corporate investors are subject to a 10% withholding tax for earnings generated since January 1, 2008. Under the Mainland China/Hong Kong Special Administrative Region (“HKSAR”) taxation arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

During the year ended March 31, 2012, Linong Agriculture Technology (Shantou) Co. Limited (“Linong Shantou”) declared a dividend of RMB58,204,000 to its immediate holding company, Land V. Group Limited, a BVI company, following the decision to dispose of Linong Shantou as mentioned in note 28. Included in the dividend payable to Land V. Group Limited, an amount of RMB33,531,000 was distributed from earnings generated since January 1, 2008 which is subject to 10% PRC dividend withholding tax and provision for PRC withholding tax on dividends of RMB3,353,000 was made.

(vi)	During the year ended March 31, 2012, Linong Agriculture Technology (Liaoyang) Co. Limited was deregistered, with a gain of RMB2,296,000 for PRC tax purpose from the transfer of its processing factory located at Liaoyang, Shenyang to its immediate holding company, Land V. Limited, which is subject to withholding tax at 10% of PRC capital gains tax. No such gain was noted for accounting purposes. Accordingly, deferred tax asset was recognized in respect of such capital gain and related temporary differences would be reversed upon the disposal of the relevant assets.

During the year ended March 31, 2012, Land V. Group Limited disposed of its equity interest in Linong Shantou, with a gain of RMB1,276,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax.

(vii)	During the year ended March 31, 2012, Land V. Limited (Fujian) disposed of its processing factory located at Lianjiang, Fujian Province for a consideration of RMB2,300,000 which is subject to PRC income tax of RMB575,000 and PRC land appreciation tax of RMB742,000.

9	Income tax in the consolidated statements of profit or loss (continued)

(b)	Reconciliation between tax expenses/(credit) and accounting profit/(loss) at applicable tax rates: (continued)

Notes: (continued)

(viii)	During the years ended June 30, 2013 and 2014, the Group received several government grants totalling RMB3,695,000 and RMB4,316,800 respectively which were regarded as non-agricultural source of income and subject to PRC income tax of 25%. Such government grants are initially recognized as other payables (see note 23) and will be deducted from the expenses or the carrying amounts of construction in progress upon the fulfillment of conditions attached to such government grants (see note 2(t)(iii)). Deferred tax assets were recognized in respect of such other payables upon receipt of such government grants and the related temporary difference would be reversed upon deduction of relevant amounts from the expenses or reduced depreciation expenses charged to profit or loss.

(ix)	During the year ended June 30, 2014, Land V. Agriculture Technology (Ningde) Co. Limited (“Linong Ningde”) suspended operation of the cultivation base in Hubei, Fujian. The Group plans to deregister Linong Ningde after the return of the cultivation base to the landlord and the undistributed profit of Linong Ningde is expected to be distributed to the immediate holding company, Land V. Group Limited, in the foreseeable future. Linong Ningde had an undistributed profit of RMB34,667,000 as of June 30, 2014, of which RMB23,693,000 was derived from earnings generated since January 1, 2008 which would be subject to 10% PRC dividend withholding tax upon distribution. Accordingly, deferred tax liabilities was recognized in respect of the undistributed profits of RMB23,693,000.

10	Earnings/(loss) per ordinary share

(a)	Basic earnings/(loss) per ordinary share

The calculation of basic profit/(loss) per share is based on the profit/(loss) attributable to ordinary equity shareholders of the Group of a profit of RMB56,127,000 (year ended March 31, 2012: profit of RMB162,816,000; three months ended June 30, 2012: loss of RMB8,464,000; year ended June 30, 2013: profit of RMB153,136,000) and the weighted average number of ordinary shares outstanding, calculated as follows:

10	Earnings/(loss) per ordinary share (continued)

(a)	Basic earnings/(loss) per ordinary share (continued)

Weighted average number of ordinary shares:

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
Issued ordinary shares at beginning of the year/period	2,293,591,000	2,300,782,150	2,300,782,150	2,198,845,700
Effect of treasury shares	(7,425,000)	(19,351,850)	(49,119,623)	—
Effect of share options exercised	969,000	—	—	—

Weighted average number of ordinary shares at end of the year/period	2,287,135,000	2,281,430,300	2,251,662,527	2,198,845,700

(b)	Diluted earnings/(loss) per ordinary share

The calculation of diluted earnings/(loss) per share is based on the profit/(loss) attributable to ordinary equity shareholders of the Group of a profit of RMB56,127,000 (year ended March 31, 2012: profit of RMB162,816,000; three months ended June 30, 2012: loss of RMB8,464,000; year ended June 30, 2013: profit of RMB153,136,000) and the weighted average number of ordinary shares outstanding, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended March 31,	Three months ended June 30,	Years ended June 30,
	2012	2012	2013	2014
Weighted average number of ordinary shares at end of the year/period	2,287,135,000	2,281,430,300	2,251,662,527	2,198,845,700
Effect of deemed issue of shares under the Company’s share option schemes	67,614,000	—	777,380	—

Weighted average number of ordinary shares (diluted) at end of the year/period	2,354,749,000	2,281,430,300	2,252,439,907	2,198,845,700

10	Earnings/(loss) per ordinary share (continued)

(b)	Diluted earnings/(loss) per ordinary share (continued)

For the three months ended June 30, 2012, the computation of diluted loss per share does not assume the conversion of the Company’s outstanding share options since it would have been anti-dilutive.

For the year ended June 30, 2014, all options issued under the Group’s share option schemes (year ended March 31, 2012: 44,971,801 options; year ended June 30, 2013: 189,155,852 options) were excluded from the diluted weighted average number of shares calculation as their effect would have been anti-dilutive.

11	Employee retirement benefits

    Defined contribution retirement schemes

Pursuant to the relevant labour rules and regulations in the PRC-mainland, the Group participates in defined contribution retirement benefit schemes (the “Schemes”) organized by the relevant local government authorities whereby the Group is required to make contributions to the Schemes based on a percentage of the eligible employees’ salaries. Contributions made are charged to profit or loss as they become payable, in accordance with the rules of the Schemes. The employer’s contributions vest fully once they are made. The local government authorities are responsible for the entire pension obligations payable to existing and retired employees.

The Group also operates a Mandatory Provident Fund Scheme (the “MPF Scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000 (HK$25,000 prior to June 2014). Contributions to the plan vest immediately.

The Group does not have any other pension schemes for its employees in respect of the subsidiaries outside PRC-mainland and Hong Kong. The directors of the Company are of the opinion that the Group did not have any significant liabilities beyond the above contributions in respect of the retirement benefits of its employees.

12	Property, plant and equipment

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2011	136,734	513,007	30,604	2,716	1,965	685,026
Exchange adjustments	—	(70)	—	(36)	(17)	(123)
Additions	100	253	5,765	563	116	6,797
Transfer from construction in progress (note 13)	42,815	160,749	932	—	—	204,496
Disposals
– through disposal of subsidiary	(11,163)	(8,250)	(198)	—	—	(19,611)
– others	—	(5,030)	(9,776)	(198)	(418)	(15,422)

As at March 31, 2012	168,486	660,659	27,327	3,045	1,646	861,163

Accumulated depreciation:
As at April 1, 2011	25,771	67,264	14,693	1,372	680	109,780
Exchange adjustments	—	(4)	—	(18)	(4)	(26)
Charge for the year	15,559	43,264	6,339	412	311	65,885
Impairment loss	4,055	8,711	5	—	—	12,771
Written back on disposals
– through disposal of subsidiary	(4,686)	(4,308)	(119)	—	—	(9,113)
– others	(28)	(2,391)	(8,690)	(131)	(191)	(11,431)

As at March 31, 2012	40,671	112,536	12,228	1,635	796	167,866

Net book value:
As at March 31, 2012	127,815	548,123	15,099	1,410	850	693,297

12	Property, plant and equipment (continued)

	Land improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at April 1, 2012	168,486	660,659	27,327	3,045	1,646	861,163
Exchange adjustments	—	49	—	5	2	56
Additions	—	—	4,500	171	75	4,746
Transfer from construction in progress (note 13)	1,000	19,298	—	—	—	20,298
Disposals	—	(3,778)	(619)	—	(80)	(4,477)

As at June 30, 2012	169,486	676,228	31,208	3,221	1,643	881,786

Accumulated depreciation:
As at April 1, 2012	40,671	112,536	12,228	1,635	796	167,866
Exchange adjustments	—	4	—	3	1	8
Charge for the period	4,150	11,960	1,782	104	69	18,065
Written back on disposals	—	(3,778)	(548)	—	(72)	(4,398)

As at June 30, 2012	44,821	120,722	13,462	1,742	794	181,541

Net book value:
As at June 30, 2012	124,665	555,506	17,746	1,479	849	700,245

12	Property, plant and equipment (continued)

	Land Improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at July 1, 2012	169,486	676,228	31,208	3,221	1,643	881,786
Exchange adjustments	—	(202)	—	(21)	(6)	(229)
Additions	—	1,555	20,026	—	297	21,878
Transfer from construction in progress (note 13)	68,656	321,042	27,315	—	2,030	419,043
Disposals	(1,070)	(3,568)	(2,457)	(7)	(108)	(7,210)

As at June 30, 2013	237,072	995,055	76,092	3,193	3,856	1,315,268

Accumulated depreciation:
As at July 1, 2012	44,821	120,722	13,462	1,742	794	181,541
Exchange adjustments	—	(21)	—	(17)	(4)	(42)
Charge for the year	21,416	58,309	11,156	386	380	91,647
Written back on disposals	(1,070)	(3,567)	(2,457)	(6)	(89)	(7,189)

As at June 30, 2013	65,167	175,443	22,161	2,105	1,081	265,957

Net book value:
As at June 30, 2013	171,905	819,612	53,931	1,088	2,775	1,049,311

12	Property, plant and equipment (continued)

	Land Improvements	Buildings and farmland infrastructure	Equipment and machinery	Motor vehicles	Furniture, fixtures and computer equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As at July 1, 2013	237,072	995,055	76,092	3,193	3,856	1,315,268
Exchange adjustments	—	(29)	—	1	(1)	(29)
Additions	—	—	5,060	1,830	73	6,963
Transfer from construction in progress (note 13)	19,501	151,980	47,718	—	—	219,199
Disposals	(1,249)	(74,314)	(11,568)	(508)	(55)	(87,694)

As at June 30, 2014	255,324	1,072,692	117,302	4,516	3,873	1,453,707

Accumulated depreciation:
As at July 1, 2013	65,167	175,443	22,161	2,105	1,081	265,957
Exchange adjustments	—	(2)	—	(4)	—	(6)
Charge for the year	25,116	77,136	21,035	466	488	124,241
Impairment loss	4,656	15,540	2	—	—	20,198
Written back on disposals	(1,249)	(12,585)	(10,315)	(394)	(50)	(24,593)

As at June 30, 2014	93,690	255,532	32,883	2,173	1,519	385,797

Net book value:
As at June 30, 2014	161,634	817,160	84,419	2,343	2,354	1,067,910

Farmland infrastructure and certain buildings are built on the leased farmland and the directors of the Company are of the opinion that the Group is entitled to the beneficial title of such farmland infrastructure and buildings over the term of land leases, the carrying value of those farmland infrastructure and buildings amounted to approximately RMB541,702,000, RMB549,107,000, RMB813,590,000 and RMB817,160,000 at March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014 respectively.

During the year ended March 31, 2012, the Group suspended operations at some of its cultivation bases. The Group assessed the recoverable amount of those items of property, plant and equipment with carrying amount of RMB12,771,000 located at suspended cultivation bases and as a result the carrying amount of property, plant and equipment held by these cultivation bases were fully impaired following the Group’s decision to return the related leased farmland to the landlords and dispose of the related property, plant and equipment.

12	Property, plant and equipment (continued)

During the year ended June 30, 2014, the Group suspended the operation of a cultivation base (see note 9(b)(ix)). The Group assessed the recoverable amount of those items of property, plant and equipment with carrying amount of RMB12,903,000 located at the suspended cultivation base and as a result the carrying amount of property, plant and equipments held by the cultivation base was fully impaired following the Group’s decision to return the leased farmland to the landlords and dispose of the related property, plant and equipment.

During the year ended June 30, 2014, the Group decided to terminate the plan to operate the processing factory, with a carrying amount of RMB7,295,000, located at Liaoyang area as the Group’s processing and distribution centre in this area. The Group assessed the recoverable amount of the processing factory to be minimal and full impairment was recognized.

13	Construction in progress

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	24,294	52,441	68,627	70,508
Additions	232,643	36,484	420,924	253,413
Transfer to property, plant and equipment (note 12)	(204,496)	(20,298)	(419,043)	(219,199)

At end of the year/period	52,441	68,627	70,508	104,722

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective end of reporting periods.

14	Lease prepayments

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At beginning of the year/period	2,828	1,471	1,478	1,449
Exchange adjustments	—	7	(29)	(4)
Disposals	(1,357)	—	—	—

At end of the year/period	1,471	1,478	1,449	1,445

Accumulated amortization:
At beginning of the year/period	415	208	222	278
Charge for the year	87	14	56	56
Written back on disposals	(294)	—	—	—

At end of the year/period	208	222	278	334

Net book value:
At end of the year/period	1,263	1,256	1,171	1,111

Lease prepayments represent cost of land use rights paid to the PRC land bureau. The Group has been granted land use rights for a period of 50 years.

15	Long-term deposits and prepayments

Long-term deposits and prepayments represent prepayments for construction works, deposits to wholesalers and the prepaid marketing, pest control, environmental protection and land sanitation service costs and utilities expenses at the respective end of reporting periods:

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Construction works	99,504	123,436	138,309	265,341
Prepaid environmental protection service costs	13,454	12,926	10,816	9,275
Prepaid land sanitation service costs	12,390	10,764	4,409	1,565
Prepaid pest control service costs	12,215	11,323	9,009	6,552
Deposits to wholesalers	4,080	4,080	4,080	4,080
Prepaid utilities expenses	1,830	1,773	1,461	1,365
Prepaid facility/front-end fees in connection with bank loans	1,333	1,244	497	232

	144,806	165,546	168,581	288,410
Less: Impairment loss related to suspended cultivation bases	(2,052)	(2,052)	(1,665)	(5,002)

	142,754	163,494	166,916	283,408

The Group made prepayments to certain third party vendors during the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014 for the provision of pest control, environmental protection and land sanitation service for periods of three to ten years.

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

During the year ended June 30, 2014, the Group returned one of the suspended cultivation bases to the landlord and wrote off the relevant long-term prepayments of RMB153,000 and related impairment loss made previously.

During the year ended June 30, 2014, the Group suspended the operations of one cultivation base and impairment loss of RMB3,490,000 was recognized in respect of prepayments for pest control service, environmental protection service and land sanitation service in relation to such cultivation base.

16	Principal subsidiaries

The following list contains the particulars of subsidiaries of the Company as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014. The class of shares held is ordinary unless otherwise stated.

Name of company	Place and date of establishment/ incorporation and operation	Registered capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of March 31,	As of June 30,
			2012	2012	2013	2014
China Linong International Limited	BVI/ Hong Kong March 24, 2006	US$1,754	100%	100%	100%	100%	Investment holding
Land V. Group Limited	BVI/ Hong Kong March 24, 2005	US$1,050	100%	100%	100%	100%	Investment holding
China Linong (Hong Kong) Limited	Hong Kong July 22, 2011	HK$10,000	100%	100%	100%	100%	Investment holding
Linong (Fujian) Investment Holdings Limited	The PRC January 19, 2012	Registered capital of RMB200,000,000	100%	100%	100%	100%	Investment holding
Land V. Limited	Hong Kong October 31, 2001	HK$100,000	100%	100%	100%	100%	Sales of agricultural products
Hong Kong Linong Limited	Hong Kong November 10, 2006	HK$100,000	100%	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Shenzhen) Co. Limited	The PRC April 23, 2004	HK$10,000,000	100%	100%	100%	100%	Sales of agricultural products
Land V. Limited (Fujian)	The PRC July 23, 2004	HK$15,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Limited (Zhangjiakou)	The PRC October 18, 2006	HK$11,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

16	Principal subsidiaries (continued)

Name of company	Place and date of establishment/ incorporation and operation	Registered capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of March 31,	As of June 30,
			2012	2012	2013	2014
Linong Agriculture Technology (Huizhou) Co. Limited	The PRC December 28, 2006	HK$90,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Xiamen Land V. Group Co. Limited	The PRC March 20, 2007	US$1,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Ningde) Co. Limited	The PRC September 22, 2008	US$2,100,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Fuzhou Land V. Group Co. Limited	The PRC June 12, 2008	US$10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Zhangzhou) Co. Limited	The PRC June 19, 2008	US$10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Liyuan Agriculture Technology (Quanzhou) Co. Limited	The PRC October 26, 2009	RMB10,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Liaoyang Liyuan Agricultural Products Co. Limited	The PRC April 28, 2010	RMB3,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products
Putian Land V. Group Co. Limited	The PRC December 23, 2010	US$24,000,000	100%	100%	100%	100%	Growing, processing and sales of agricultural products

16	Principal subsidiaries (continued)

Name of company	Place and date of establishment/ incorporation and operation	Registered capital/issued and fully paid up capital	Ownership interest				Principal activities
			As of March 31,	As of June 30,
			2012	2012	2013	2014
Linong (Sanming) Limited	The PRC May 23, 2012	RMB50,000,000	—	100%	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Fuqing) Co. Limited	The PRC May 31, 2012	RMB60,000,000	—	100%	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Xianyou) Co. Limited	The PRC June 19, 2012	RMB20,000,000	—	100%	100%	100%	Growing, processing and sales of agricultural products

17	Biological assets

Biological assets represent the growing crops including vegetables and, tea and other trees in various cultivation bases located in the PRC-mainland.

(a)	Reconciliation of carrying amount of biological assets:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	79,711	84,794	38,542	38,707
Changes in fair value less costs to sell	286,927	22,964	277,504	272,419
Plantation expenditure	163,857	38,107	208,355	208,294
Harvested crops transferred to inventories	(445,701)	(107,323)	(485,694)	(492,876)

At end of the year/period	84,794	38,542	38,707	26,544

Non-current portion	7,697	7,833	12,439	13,227
Current portion	77,097	30,709	26,268	13,317

At end of the year/period	84,794	38,542	38,707	26,544

17	Biological assets (continued)

(a)	Reconciliation of carrying amount of biological assets (continued):

Plantation expenditure comprises those costs that are directly attributable to cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticide, direct labour, operating lease charges on farmland, depreciation and other direct costs.

(b)	The analysis of carrying amount of biological assets:

	As of March 31, 2012
	Area	Vegetables	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,697	7,697
Current	7,092	77,097	—	—	77,097

	7,092	77,097	1,150	7,697	84,794

	As of June 30, 2012
	Area	Vegetables	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	7,833	7,833
Current	6,848	30,709	—	—	30,709

	6,848	30,709	1,150	7,833	38,542

	As of June 30, 2013
	Area	Vegetables	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	12,439	12,439
Current	6,732	26,268	—	—	26,268

	6,732	26,268	1,150	12,439	38,707

	As of June 30, 2014
	Area	Vegetables	Area	Tea and other trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000
Non-current	—	—	1,150	13,227	13,227
Current	2,792	13,317	—	—	13,317

	2,792	13,317	1,150	13,227	26,544

17	Biological assets (continued)

(b)	The analysis of carrying amount of biological assets (continued):

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

(c)	Measurement of fair values

(i)	Fair value hierarchy

The fair value measurements for vegetables and tea and other trees of RMB13,317,000 and RMB13,227,000 respectively as of June, 30 2014 have been categorised as Level 3 fair values based on the inputs to the valuation techniques used.

The Group has an established control framework with respect to the measurements of fair values. This includes the finance team who has overall responsibility for overseeing fair value measurements of biological assets and reports directly to the Chief Financial Officer.

The finance team collects the significant unobservable inputs from management of each cultivation bases. The significant unobservable inputs are then reviewed by the Financial Controller before being adopted by the independent valuer in the valuation of the Group’s biological assets. The valuation techniques used in the determination of fair values as well as the key inputs used in the valuation models are disclosed in Note 17(c)(ii). The valuation result is then reviewed and approved by the Chief Financial Officer.

17	Biological assets (continued)

(c)	Measurement of fair values (continued)

(ii)	Level 3 fair values—Valuation techniques and significant unobservable inputs

The following table shows the valuation technique used in measuring fair values of biological assets as of June 30, 2014, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between key unobservable inputs and fair value measurement

Vegetables	Discounted cash flows:		The estimated fair value would increase (decrease) if:

The valuation model considers the net present value of the net cash flows expected to be generated by the biological assets. The discount rate used to discount the projected cash flows in the valuation of the biological assets was based on the market-determined pre-tax rate.

		- Estimated revenue per Mu (RMB1,725 to RMB31,800), which is based on estimated production volume and estimated market prices	- the estimated revenue per Mu is higher (lower)
		- Estimated plantation expenditure per Mu (RMB1,370 to RMB6,370)	- the estimated cultivation costs per Mu is lower (higher)
		- Estimated costs to sell as a percentage of revenue (7.2%)	- the estimated costs to sell as a percentage of revenue is lower (higher)
		- Discount rate (16.97%)	- the discount rate is lower (higher)

Tea and other trees	Discounted cash flows:		The estimated fair value would increase (decrease) if:

	The valuation model considers the net present value of the net cash flows expected to be generated by the biological assets. The cash flow projections include specific estimates for 10, 12 and 21 years for tea, fir and fruit trees respectively. The discount rates used to discount the projected cash flows in the valuation of the biological assets were based on the market-determined pre-tax rate.	- Estimated revenue per Mu (RMB1,200 to RMB9,200), which is based on estimated production volume and estimated market prices	- the estimated revenue per Mu is higher (lower)
		- Estimated plantation expenditure per Mu (RMB900 to RMB3,600)	- the estimated cultivation costs per Mu is lower (higher)
		- Estimated costs to sell as a percentage of revenue (7.2%)	- the estimated costs to sell as a percentage of revenue is lower (higher)
		- Discount rate (20.01% to 20.29%)	- the discount rate is lower (higher)

17	Biological assets (continued)

(d)	The quantity and amount of fair value less costs to sell of agricultural produce harvested during the year/period:

	As of March 31, 2012		As of June 30,
			2012		2013		2014
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
	(tons)	RMB’000	(tons)	RMB’000	(tons)	RMB’000	(tons)	RMB’000
Vegetables and fruits	144,192	445,701	34,947	107,323	138,212	485,694	150,231	492,876

(e)	Risks related to the Group’s biological assets:

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

18	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Agricultural materials	10,886	15,057	13,820	16,106
Consumables and packing materials	307	1,370	1,121	1,292

	11,193	16,427	14,941	17,398

Agricultural materials represent seeds, fertilizers and pesticides.

(b)	Reconciliation of carrying amount of agricultural produce:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	34	—	—	—
Harvested crops transferred in from biological assets	445,701	107,323	485,694	492,876
Purchases during the year/period	9,645	660	8,541	463
Cost of inventories sold	(455,380)	(107,983)	(494,235)	(493,339)

At end of the year/period	—	—	—	—

(c)	The cost of inventories sold for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014 includes the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Purchases of agricultural produce	9,679	660	8,541	463
Plantation expenditure	163,122	45,360	202,524	211,228
Biological assets fair value adjustments	282,579	61,963	283,170	281,648

Cost of inventories sold	455,380	107,983	494,235	493,339

19	Trade and other receivables

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	29,804	32,876	55,299	106,065
Less: Allowance for doubtful debts (note 19(a))	—	—	—	(472)

	29,804	32,876	55,299	105,593
Other receivables, deposits and prepayments	30,057	31,690	29,259	26,407
Less: impairment loss (note 19(c))	—	—	—	(2,967)

	30,057	31,690	29,259	23,440

	59,861	64,566	84,558	129,033

All of the trade and other receivables are expected to be recovered within one year.

(a)	Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (see note 2(k)).

The movement in the allowance for doubtful debts during the year/period is as follows:

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
At beginning of the year/period	—	—	—	—
Impairment loss recognized	—	—	—	472

At end of the year/period	—	—	—	472

As of June 30, 2014, the Group’s trade receivables of RMB472,000 (March 31, 2012: Nil; June 30, 2012: Nil; June 30, 2013: Nil) were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that these receivables are expected not to be recovered. Consequently, specific allowances for doubtful debts of RMB472,000 (March 31, 2012: Nil; June 30, 2012: Nil; June 30, 2013: Nil) were recognized. The Group does not hold any collateral over these balances.

19	Trade and other receivables (continued)

(b)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Neither past due nor impaired	29,576	31,403	55,186	83,561

Less than 1 month past due	7	484	105	18,250
1 to 3 months past due	1	3	—	3,416
3 to 6 months past due	216	982	—	366
6 to 12 months past due	4	4	8	—

	228	1,473	113	22,032

	29,804	32,876	55,299	105,593

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

19	Trade and other receivables (continued)

(c)	Impairment of other receivables

During the year ended March 31, 2012, the Group disposed its entire equity interest of a subsidiary to an independent third party (the “buyer”) at a consideration of RMB7,600,000. As of June 30, 2014, the outstanding balance of consideration receivable amounting to RMB2,967,000 was determined to be impaired as management assessed that such receivable is not expected to be recovered since the buyer was found to be in financial difficulties.

20	Pledged bank deposits

As at June 30, 2013, bank deposits of US$5,000,000 and RMB14,000,000 (equivalent to totalling RMB45,065,000) were pledged to a bank to secure a bank loan of US$7,000,000 (equivalent to RMB43,492,000). The pledged bank deposits were released by the bank after the repayment of relevant bank loan of US$7,000,000 during the year ended June 30, 2014.

As at June 30, 2014, bank deposits of RMB100,000,000 were pledged to a bank to secure bills amounting to RMB100,000,000 issued to certain construction contractors in respect of the construction of farmland infrastructure (see note 23).

21	Cash

Cash comprises:

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Cash at bank	469,225	435,547	160,757	78,753
Cash in hand	51,250	68,959	144,730	121,987

	520,475	504,506	305,487	200,740

As of June 30, 2014, cash of RMB186,667,000 (March 31, 2012: RMB306,463,000; June 30, 2012: RMB309,105,000; June 30, 2013: RMB289,729,000) is denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

22	Bank loans

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current liabilities
DEG loan—non-current portion	75,875	61,998	—	—

Current liabilities
Rabobank loan	—	—	43,492	—
DEG loan—current portion	—	14,307	32,618	—
Other bank loans	10,000	10,000	70,000	98,500

	10,000	24,307	146,110	98,500

	85,875	86,305	146,110	98,500

(a)	DEG loan

On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG—Deutsche Investitions—Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of US$18,000,000 (the “DEG Loan”) to finance the expansion of the Group’s farmland operations. As at June 30, 2013, the outstanding loan principal was US$5,250,000 (equivalent to RMB32,618,000). During the year ended June 30, 2014, the Group repaid the remaining loan principal of US$5,250,000.

(b)	Rabobank loan

During the year ended June 30, 2013, the Company entered into a term loan facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) for a loan principal amount of US$20,000,000 (“Rabobank loan”). The purpose of the Rabobank loan is for the repayment of the DEG loan and general working capital. Rabobank loan was secured by the pledged deposits as disclosed in note 20. The facility was utilized to the extent of bank loan of US$7,000,000 (equivalent to RMB43,492,000) as of June 30, 2013. During the year ended June 30, 2014, the Company fully repaid the bank loan of US$7,000,000.

22	Bank loans (continued)

(b)	Rabobank loan (continued)

The term loan facility agreement contains clauses which gives Rabobank the right at any time not later than thirty days prior to the dates falling from one year or two years from the date of drawn down (“call option dates”) to notify the Company all amounts outstanding under the loan facility to be repaid on the call option dates irrespective of whether the Company has complied with the covenants. As a result of the call option right of Rabobank, the outstanding Rabobank loan as of June 30, 2013 was classified as a current liability.

(c)	Other bank loans

A subsidiary of the Company obtained banking facilities of RMB40,000,000 which were guaranteed by Mr. Ma Shing Yung, at nil fee, and guaranteed by another subsidiary of the Company. The facilities were utilized to the extent of bank loans of RMB40,000,000 as of June 30, 2014 (March 31, 2012: RMB10,000,000; June 30, 2012: RMB10,000,000; June 30, 2013: RMB20,000,000). The bank loans are unsecured, interest bearing at fixed rate from 6.3% to 7.5% per annum and repayable within one year.

During the year ended June 30, 2014, a subsidiary of the Company obtained a bank loan of RMB30,000,000 which was guaranteed by Mr. Ma Shing Yung, at nil fee, and guaranteed by a subsidiary of the Company. The loan is unsecured and interest bearing at a floating rate of 10% per annum increment to People’s Bank of China Benchmark rate. The loan is repayable in semi-annual installment of RMB2,500,000 each within the first year from the drawn down date and RMB5,000,000 each in the second year and RMB7,500,000 each in the third year from the drawn down date. During the year ended June 30, 2014, the loan carried an interest rate of 6.77% per annum. The loan agreement contains clauses which gives the bank the right at any time to request the Company to repay all amount of outstanding bank loan under the loan agreement. As a result of the clauses, the outstanding amount of the bank loan of RMB27,500,000 at June 30, 2014 is classified as a current liability.

During the year ended June 30, 2014, certain subsidiaries of the Company obtained bank loans totalling RMB31,000,000 which were guaranteed by Mr. Ma Shing Yung, at nil fee, and guaranteed by other subsidiaries of the Company. The loans are unsecured, interest bearing at a fixed rate of 7.8% per annum and repayable within one year.

Further details of the Company’s management of liquidity risk are set out in note 29(c).

23	Trade and other payables

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Trade creditors	9,307	7,755	13,855	17,915
Bills payable	—	—	—	100,000
Government grants	1,220	1,552	4,821	7,839
Deferred income	6,103	5,710	3,905	2,224
Other creditors and accrued charges	20,425	16,094	52,665	69,064

	37,055	31,111	75,246	197,042

All of the trade and other payables are expected to be settled within one year.

At June 30, 2014, bills payable was secured by pledged bank deposits of RMB100,000,000 (see note 20).

During the year ended June 30, 2014, RMB20,391,000 of government grants (year ended March 31, 2012: RMB1,100,000; three months ended June 30, 2012: Nil; year ended June 30, 2013: RMB1,900,000) that compensated the Group for the cost of construction of certain buildings and farmland infrastructure were deducted from the carrying amount of the respective construction in progress.

24	Loan from a shareholder

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Loan from a shareholder	—	—	—	18,574

On April 24, 2014, the Company obtained a loan from a shareholder—Lui Ming Ho of USD3,000,000 (equivalent to RMB18,574,000) for financing the operations of the Group. The loan from a shareholder is unsecured, interest bearing at a fixed rate of 5.0% per annum and repayable on or before December 31, 2014.

25	Equity settled share-based transactions

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

On July 17, 2010, the Company granted 218,010,000 share options (“Le Gaga option”) to the options holders of China Linong at a 1,000-for-1 exchange ratio (“Share Options Exchange”). Each Le Gaga option gives the holder the right to subscribe for one ordinary Share in the Company. Upon the grant of Le Gaga options, 218,010 share options representing all outstanding share options of China Linong were cancelled on July 17, 2010. The grant of Le Gaga options was a replacement plan for the cancelled share options of China Linong and no increment fair value was resulted from the Share Options Exchange as the terms and conditions attached to Le Gaga options are the same as those options granted by China Linong on May 23, 2007, April 17, 2009 and March 29, 2010, respectively except for the corresponding adjustment for the exercise price to give effect to the 1,000-for-1 exchange ratio. The number of options and per share data disclosed in notes 25(a), (b) and (c) was adjusted if applicable to give effect of the 1,000-for-1 exchange ratio.

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

25	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants are as follows:

	Number of share options				Vesting conditions (from the date of grant)	Contractual term
	Directors	Consultants	Employees	Total
Granted on May 23, 2007
	15,526,667	—	6,700,000	22,226,667	One year	10 years
	15,526,667	—	6,700,000	22,226,667	Two years	10 years
	15,526,666	—	6,600,000	22,126,666	Three years	10 years

	46,580,000	—	20,000,000	66,580,000

Granted on April 17, 2009
	8,748,667	5,666,667	1,666,667	16,082,001	One year	10 years
	8,748,667	5,666,667	1,666,667	16,082,001	Two years	10 years
	8,748,666	5,666,666	1,666,666	16,081,998	Three years	10 years

	26,246,000	17,000,000	5,000,000	48,246,000

Granted on March 29, 2010
	14,394,667	6,000,000	14,000,000	34,394,667	One year	10 years
	14,394,667	6,000,000	14,000,000	34,394,667	Two years	10 years
	14,394,666	6,000,000	14,000,000	34,394,666	Three years	10 years

	43,184,000	18,000,000	42,000,000	103,184,000

Granted on August 31, 2010
	5,600,000	1,800,000	12,600,000	20,000,000	One year	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Two years	10 years
	5,600,000	1,800,000	12,600,000	20,000,000	Three years	10 years

	16,800,000	5,400,000	37,800,000	60,000,000

Granted on June 10, 2011
	11,085,000	1,000,000	3,205,601	15,290,601	One year	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Two years	10 years
	11,085,000	1,000,000	3,205,600	15,290,600	Three years	10 years

	33,255,000	3,000,000	9,616,801	45,871,801

25	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows:

	As of March 31,		As of June 30,
	2012		2012		2013		2014
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$		US$		US$		US$
Outstanding at beginning of the year/period	0.076493	197,516,001	0.089338	232,363,302	0.089411	230,563,302	0.089781	223,721,202
Exercised during the year/period	0.076699	(7,191,150)	—	—	—	—	—	—
Forfeited during the year/period	0.093296	(3,833,350)	0.08	(1,800,000)	0.077334	(6,842,100)	—	—
Granted during the year/period	0.143	45,871,801	—	—	—	—	—	—

Outstanding at end of the year/period	0.089338	232,363,302	0.089411	230,563,302	0.089781	223,721,202	0.089781	223,721,202

Exercisable at end of the year/period	0.075855	96,914,833	0.0834	126,187,434	0.086487	191,730,601	0.089781	223,721,202

25	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise price of share options are as follows: (continued)

The weighted average share price at the date of exercise for share options exercised during the year ended March 31, 2012 was US$0.10. No share options were exercised during the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014.

The options outstanding as of June 30, 2014 had a weighted average remaining contractual life of 5.94 years (March 31, 2012: 8.19 years; June 30, 2012: 7.94 years; June 30, 2013: 6.94 years).

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

	At April 17, 2009 (date of grant)	At March 29, 2010 (date of grant)	At August 31, 2010 (date of grant)	At June 10, 2011 (date of grant)
Fair value at measurement date	US$0.02035 - US$0.02385	US$0.02912 - US$0.03209	US$0.04571 - US$0.04862	US$0.06960 - US$0.07760
Share price	US$0.05015	US$0.06061	US$0.083	US$0.135
Exercise price	US$0.07293	US$0.07570	US$0.080	US$0.143
Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	51.30% - 53.70%	56.90%	57.60% - 58.70%	53.00%
Option life (expressed as weighted average life used in the modeling under the Black-Scholes Option Pricing model or the Binomial Option Pricing model)	5.5 - 6.5 years	5.5 - 6.5 years	5.5 - 6.5 years	10 years
Expected dividends	—	—	—	—
Risk-free interest rate (based on USD China Sovereign Bond Rate)	3.75% - 3.90%	2.96% - 3.26%	2.51% - 2.75%	4.1184%

25	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions (continued)

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

26	Income tax in the consolidated statements of financial position

(a)	Current taxation in the consolidated statements of financial position represents:

	As of March 31,	As of June 30,
	2012	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Provision for PRC income/ withholding tax for the year/ period	3,096	—	924	1,078
Balance in respect of prior years	3,441	6,537	4,182	5,106

	6,537	6,537	5,106	6,184

26	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized

The component of deferred tax assets/ (liabilities) recognized in the consolidated statements of financial position and the movements during the year ended March 31, 2012; the three months ended June 30, 2012, the years ended June 30, 2013 and 2014, are as follows:

	Property, plant and equipment and lease prepayment	Other payables	Undistributed profits of a PRC subsidiary	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax arising from:
At April 1, 2011	—	—	—	—
Credited to profit or loss	230	1,841	—	2,071
Exchange difference	(1)	(10)	—	(11)

At March 31, 2012	229	1,831	—	2,060

At April 1, 2012	229	1,831	—	2,060
Charged to profit or loss	—	(128)	—	(128)
Exchange difference	1	10	—	11

At June 30, 2012	230	1,713	—	1,943

At July 1, 2012	230	1,713	—	1,943
Credited to profit or loss	—	413	—	413
Exchange difference	(5)	(30)	—	(35)

At June 30, 2013	225	2,096	—	2,321

At July 1, 2013	225	2,096	—	2,321
Credited/(charged) to profit or loss	—	580	(2,369)	(1,789)
Exchange difference	(1)	(6)	—	(7)

At June 30, 2014	224	2,670	(2,369)	525

26	Income tax in the consolidated statements of financial position (continued)

(c)	Reconciliation to the consolidated statements of financial position:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Net deferred tax assets recognized in the consolidated statements of financial position	2,060	1,943	2,321	2,894
Net deferred tax liabilities recognized in the consolidated statements of financial position	—	—	—	(2,369)

	2,060	1,943	2,321	525

(d)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets as of June 30, 2014 in respect of cumulative tax losses of RMB33,972,000 and RMB5,563,000 (March 31, 2012: RMB29,282,000 and RMB7,297,000; June 30, 2012: RMB30,523,000 and RMB7,382,000; June 30, 2013: RMB33,265,000 and RMB6,916,000) arising from the subsidiaries in Hong Kong and in the PRC-mainland, respectively, as it is not probable that future taxable profits against which losses can be utilized will be available in the relevant entities. The tax losses of the subsidiaries in Hong Kong do not expire under current tax legislation while those of the subsidiaries in the PRC-mainland will expire in five years.

The cumulative tax losses of the subsidiaries in the PRC-mainland amounted to RMB5,563,000 as of June 30, 2014, of which RMB1,560,000, RMB1,208,000, RMB1,210,000, RMB1,062,000, RMB350,000 and RMB173,000 will expire, if unused, by December 31, 2014, 2015, 2016, 2017, 2018 and 2019 respectively.

(e)	Deferred tax liabilities not recognized

At June 30, 2014, deferred tax liabilities not recognized in respect of temporary differences relating to the undistributed profits of PRC subsidiaries amounted to RMB889,384,000 (March 31, 2012: RMB531,015,000; June 30, 2012: RMB575,867,000; June 30, 2013: RMB774,946,000) as the Group controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that these accumulated profits will not be distributed in the foreseeable future by the PRC subsidiaries.

26	Income tax in the consolidated statements of financial position (continued)

(f)	Unrecognized tax benefits

The unrecognized tax benefits as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014 are the potential benefits that, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly related to the tax positions of PRC subsidiaries on the taxability of certain income, government grants and declared dividends. The Group does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalty expenses were recorded for the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014.

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC-mainland are as follows:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
At the beginning of the year/period	4,082	6,537	6,537	5,106
Additions based on tax positions related to current year/period	3,096	—	924	1,078
Expiration of the statute of limitations	(641)	—	(2,351)	—
Exchange difference	—	—	(4)	—

At end of the year/period	6,537	6,537	5,106	6,184

27	Equity

(a)	Share capital

(i)	Share capital of the Company

The Company was incorporated in the Cayman Islands on May 6, 2010 with an authorized share capital of US$50,000,000 divided into 5,000,000,000 shares of US$0.01 each.

During the year ended March 31, 2012, 7,191,150 ordinary shares were issued in respect of the exercises of options.

During the year ended June 30, 2013, the Group cancelled 101,936,450 ordinary shares (equivalent to 2,038,729 ADSs) repurchased under the Company’s 2011 and 2012 share repurchase programs (note 27(c)).

During the year ended June 30, 2014, there was no change in the ordinary shares of the Group.

27	Equity (continued)

(a)	Share capital (continued)

(i)	Share capital of the Company (continued)

	As of March 31,		As of June 30,
	2012		2012		2013		2014
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB’000		RMB’000		RMB’000		RMB’000
Authorized:
Ordinary shares of US$0.01 each	5,000,000,000	338,590	5,000,000,000	338,590	5,000,000,000	338,590	5,000,000,000	338,590

Issued:
Ordinary shares:
At beginning of the year/period	2,293,591,000	154,938	2,300,782,150	155,391	2,300,782,150	155,391	2,198,845,700	148,506
Exercise of share options	7,191,150	453	—	—	—	—	—	—
Cancellation of shares upon shares repurchased	—	—	—	—	(101,936,450)	(6,885)	—	—

At end of the year/period	2,300,782,150	155,391	2,300,782,150	155,391	2,198,845,700	148,506	2,198,845,700	148,506

27	Equity (continued)

(a)	Share capital (continued)

(ii)	Ordinary shares

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

Treasury shares comprise the cost of the Company’s American Depositary Shares (“ADS”) held by the Company. As of June 30, 2014, the Company did not hold any of its own ADSs (March 31, 2012: 387,037, June 30, 2012: 387,037 and June 30, 2013: Nil).

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

27	Equity (continued)

(b)	Nature and purpose of reserves (continued)

(iv)	Exchange reserve

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

(vi)	Other reserve

(1)	In connection with a group reorganization completed in 2006, China Linong acquired the entire equity interest in Land V. Group Limited by issuing 1,050 new ordinary shares as consideration. The difference between the carrying amount of share capital and share premium of Land V. Group Limited and the nominal value of the share issued by China Linong was credited to other reserve.

(2)	Under the a group reorganization in 2010, the Company issued ordinary shares and preferred shares to the then ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio. The difference between the carrying amount of share capital and share premium of China Linong and the nominal value of the shares issued by the Company was credited to other reserve.

(c)	Share repurchase

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

On July 31, 2012, the Board of Directors authorized a program, following the completion of 2011 share repurchase program, to repurchase the Company’s “ADS”, each representing 50 ordinary shares of the Company, up to US$10 million over a period of nine months or at the time when repurchase program is revoked or varied by the Board of Directors, whichever occurs earlier (“2012 share repurchase program”). The 2012 share repurchase program ended on April 31, 2013.

27	Equity (continued)

(c)	Share repurchase (continued)

During the year ended June 30, 2014, the Company did not repurchase any of its ADSs. (year ended March 31, 2012: 387,037; three months ended June 30, 2012: Nil; year ended June 30, 2013: 1,651,692)

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

The Group was not subject to any externally imposed capital requirements during the years/periods presented in these financial statements.

28	Disposal of a subsidiary

Disposal of Linong Agriculture Technology (Shantou) Co Limited

During the year ended March 31, 2012, the Group disposed of its 100% equity interests in Linong Agriculture Technology (Shantou) Co Limited (the “Shantou Subsidiary”) to an independent third party for a consideration of RMB7,600,000 which was settled by cash.

Net assets disposed of at the date of disposal:

RMB’000
Property, plant and equipment	10,498
Trade and other receivables	1,612
Trade and other payables	(7,224)
Current taxation	(1,149)
Cash and cash equivalents	3,863

Net assets disposed of	7,600
Satisfied by cash	(7,600)
Release of exchange reserve upon disposal of the Shantou Subsidiary	(1,309)

Gain on disposal of the Shantou Subsidiary	(1,309)

29	Financial risk management and fair values

Exposure to credit, currency, liquidity and interest rate risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 90 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the end of reporting period, the Group has certain concentrations of credit risk as 6.4% (March 31, 2012: 5.1%; June 30 2012: 6.5%; June 30, 2013: 3.9%) and 33.5% (March 31, 2012: 13.0%; June 30 2012: 17.3%; June 30, 2013: 19.4%) of the total trade and other receivables were due from the largest customer and the five largest customers respectively.

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

29	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(ii)	Exposure to currency risk

The following table details the Group’s exposure at the end of reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year end. Differences resulting from the translation of the financial statements of operations outside the PRC-mainland into the Group’s presentation currency are excluded.

	As of March 31, 2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	78,197
Cash and cash equivalents	210	2	26,837
Trade and other payables	(17,510)	(22,282)	(587)

Net exposure arising from recognized assets and liabilities	(17,300)	(22,280)	104,447

	As of June 30, 2012 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	79,057
Cash and cash equivalents	2	22,355	26,679
Trade and other payables	(17,908)	(23,068)	(617)

Net exposure arising from recognized assets and liabilities	(17,906)	(713)	105,119

29	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(ii)	Exposure to currency risk (continued)

	As of June 30, 2013 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	85,965
Pledged bank deposits	—	—	14,000
Cash and cash equivalents	—	1,888	34,531
Trade and other payables	(17,205)	(21,873)	(704)

Net exposure arising from recognized assets and liabilities	(17,205)	(19,985)	133,792

	As of June 30, 2014 (expressed in Renminbi)
	Hong Kong dollars	United States dollars	Renminbi
	RMB’000	RMB’000	RMB’000
Trade and other receivables	—	—	54,858
Cash and cash equivalents	—	—	10,565
Trade and other payables	(7,620)	(21,781)	(850)

Net exposure arising from recognized assets and liabilities	(7,620)	(21,781)	64,573

29	Financial risk management and fair values (continued)

(b)	Currency risk (continued)

(iii)	Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax that would arise if foreign exchange rates to which the Group has significant exposure at the end of reporting period had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollars and the United States dollars would be materially unaffected by any changes in movement in value of the United States dollars against other currencies.

	As of March 31,		As of June 30,
	2012		2012		2013		2014
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax	Increase/ (decrease) in foreign exchange rates	Decrease/ (Increase) in loss after tax	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit after tax
		RMB’000		RMB’000		RMB’000		RMB’000
Renminbi (note (a))	5%	5,222	5%	5,256	5%	6,690	5%	3,229
	(5)%	(5,222)	(5)%	(5,256)	(5)%	(6,690)	(5)%	(3,229)
Hong Kong Dollars (note (b))	5%	(865)	5%	(895)	5%	(860)	5%	(381)
	(5)%	865	(5)%	895	(5)%	860	(5)%	381
United States Dollars (note (b))	5%	(1,114)	5%	(36)	5%	(999)	5%	(1,089)
	(5)%	1,114	(5)%	36	(5)%	999	(5)%	1,089

Results of the analysis as presented in the above table represent an aggregation of the effects on each of the group entities’ profit after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the end of reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of operations outside the PRC-mainland into the Group’s presentation currency. The analysis is performed on the same basis for all the years/periods presented.

Notes:

(a)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars and United States dollars.

(b)	Arising from PRC subsidiaries whose functional currency is RMB.

29	Financial risk management and fair values (continued)

(c)	Liquidity risk

The Group’s policy is to regularly monitor liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The following tables show the remaining contractual maturities at the end of reporting period of the Group’s non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date the Group can be required to pay.

For term loans subject to repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the contractual repayment schedule and, separately, the impact to the timing of cash outflows if the lenders were to invoke their unconditional rights to call the loans with immediate effect.

	Contractual undiscounted cash outflow
	Balance sheet carrying amount	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
March 31, 2012
Trade and other payables	37,055	37,055	—	—	37,055
Bank loans	85,875	20,659	37,147	53,762	111,568

	122,930	57,714	37,147	53,762	148,623

June 30, 2012
Trade and other payables	31,111	31,111	—	—	31,111
Bank loans	86,305	34,786	35,380	36,608	106,774

	117,416	65,897	35,380	36,608	137,885

29	Financial risk management and fair values (continued)

(c)	Liquidity risk (continued)

	Contractual undiscounted cash outflow
	Balance sheet carrying amount	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
June 30, 2013
Trade and other payables	75,246	75,246	—	—	75,246
Term loan subject to repayment on demand clauses: scheduled repayments	43,492	729	729	44,123	45,581
Other bank loans	102,618	110,242	—	—	110,242

	221,356	186,217	729	44,123	231,069
Adjustment to disclose cash flows on term based on lender’s right to demand repayment	—	42,763	(729)	(44,123)	(2,089)

	221,356	228,980	—	—	228,980

June 30, 2014
Trade and other payables	197,042	197,042	—	—	197,042
Loan from a shareholder	18,574	19,042	—	—	19,042
Term loan subject to repayment on demand clauses: scheduled repayments	27,500	9,159	13,493	7,638	30,290
Other bank loans	71,000	73,526	—	—	73,526

	314,116	298,769	13,493	7,638	319,900
Adjustment to disclose cash flows on term based on lender’s right to demand repayment	—	18,341	(13,493)	(7,638)	(2,790)

	314,116	317,110	—	—	317,110

29	Financial risk management and fair values (continued)

(d)	Interest rate risk

The Group’s interest rate risk arises primarily from borrowings. Borrowings issued at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group’s interest rate profile as monitored by management is set out in (i) below.

(i)	Interest rate profile

The following table details the interest rate profile of the Group’s total borrowing at the end of the reporting period:

	As of March 31,		As of June 30,
	2012		2012		2013		2014
	Effective interest rates	Amount	Effective interest rates	Amount	Effective interest rates	Amount	Effective interest rates	Amount
	%	RMB’000	%	RMB’000	%	RMB’000	%	RMB’000
Fixed rate borrowings:
Bank loans	12.41%	85,875	12.42%	86,305	6.94%	70,000	7.29%	71,000
Variable rate borrowings:
Bank loans	—	—	—	—	6.55%	76,110	6.77%	27,500

Total net borrowings		85,875		86,305		146,110		98,500

Net fixed rate borrowings as a percentage of total net borrowings		100%		100%		48%		72%

(ii)	Sensitivity analysis

(a)	Fair value sensitivity analysis for fixed rate borrowings

The Group accounts for the bank loans at amortized cost and changes in interest rates at the end of reporting period would not affect profit or loss and equity.

(b)	Cash flow sensitivity analysis for variable rate borrowings

The Group’s profit for the year would decrease by approximately RMB275,000 (2013: RMB761,000) in response to a 100 basis points increase in interest rates applicable as at 30 June 2014, with all other variables held constant. The impact on the Group’s profit for the year is estimated as an annualized impact on the interest expense of such a change in interest rates. The analysis is performed on the same basis for 2013.

29	Financial risk management and fair values (continued)

(e)	Nature risk

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

(f)	Price risk

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

(g)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014 because of the immediate and short-term maturities of those financial instruments.

30	Material related party transactions

(a)	During the year ended March 31, 2012, the three months ended June 30, 2012 and the years ended June 30, 2013 and 2014, the directors of the Company are of the view that the following is related party of the Group:

Name of party	Relationship

Lui Ming Ho	Shareholder and a former director of China Linong

30	Material related party transactions (continued)

(b)	In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(i)

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Loan from a shareholder—Lui Ming Ho
At beginning of the year/period	—	—	—	—
Loan from a shareholder	—	—	—	18,574

At end of the year/period	—	—	—	18,574

During the year ended June 30, 2014, the Company obtained a loan from its shareholder-Lui Ming Ho of USD3,000,000 for financing the operations of the Group.

(ii)	Remuneration for key management personnel of the Group is as follows:

	Year ended March 31, 2012	Three months ended June 30, 2012	Years ended June 30,
			2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Basic salaries, allowances and benefits in kind	6,474	1,383	5,575	5,393
Equity settled share-based payment expenses	16,909	3,176	7,243	1,703

	23,383	4,559	12,818	7,096

Total remuneration is included in “staff costs” (see note 8(a)).

31	Commitments and contingent liabilities

(a)	Capital commitments

Capital commitments outstanding at March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014 not provided for in the financial statements are as follows:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Contracted for	126,998	147,759	250,172	195,894
Authorized but not contracted for	252,140	229,726	209,408	274,591

	379,138	377,485	459,580	470,485

(b)	Operating lease commitments

At June 30, 2014, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	As of March 31, 2012	As of June 30,
		2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	14,479	14,308	18,621	21,997
After 1 year but within 5 years	56,333	56,128	70,414	81,892
After 5 years	133,675	130,391	153,872	164,744

	204,487	200,827	242,907	268,633

The Group leases a number of properties and cultivation bases under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

31	Commitments and contingent liabilities (continued)

(c)	Environmental contingencies

The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of March 31, 2012, June 30, 2012, June 30, 2013 and June 30, 2014. The directors of the Company are also not aware of any significant costs, expenses, penalties and liabilities resulting from violation of existing laws and regulations.

(d)	Contingent liabilities

As of June 30, 2014, certain subsidiaries of the Company had issued corporate guarantees (“guarantor subsidiaries”) in respect of banking facilities granted to other subsidiaries within the Group which would remain in force so long as these subsidiaries have drawn down under the banking facilities. Under the corporate guarantees, the guarantor subsidiaries are liable for all and any of the borrowings from banks which are the beneficiaries of the corporate guarantees.

As of June 30, 2014, the directors of the Company did not consider it is probable that a claim will be made against the Group under the above guarantees. The maximum liability of the Group as of June 30, 2014 under the corporate guarantees is the amount of the facilities utilized of RMB98,500,000 (March 31, 2012: RMB10,000,000; June 30, 2012: RMB10,000,000; June 30, 2013: RMB70,000,000).

32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended June 30, 2014

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the year ended June 30, 2014 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 32, Financial instruments: Presentation “Offsetting financial assets and financial liabilities”	January 1, 2014
Annual improvements to IFRSs 2011—2013 cycle	July 1, 2014
Annual improvements to IFRSs 2010—2012 cycle	July 1, 2014
Amendments to IAS 16, Property, plant and equipment and IAS 41, Agriculture, Agriculture: Bearer plants	January 1, 2016
IFRS 15, Revenue from contracts with customer	January 1, 2017
IFRS 9, Financial instruments	January 1, 2018

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements, except for the Amendments to IAS 16 and IAS 41.

Amendments to IAS 16 and IAS 41 simplify the accounting for bearer plants by including bearer plants in the scope of IAS 16, such that the Group can elect to measure bearer plants at cost. The agricultural produce from bearer plants will continue to be measured at fair value less costs to sell under IAS 41. Certain biological assets of the Group are bearer plants of which the measurement may be impacted by the amendments to IAS 16 and IAS 41. Amendments to IAS 16 and IAS 41 are effective as from January 1, 2016. The Group has not completed its assessment of the full impact of adopting amendments to IAS 16 and IAS 41 and therefore the possible impact on the consolidated financial statements has not been quantified.